UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 333-151676

GDF SUEZ

(Translation of registrant’s name into English)

16-26, rue du Docteur Lancereaux

75008 Paris — France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REFERENCE DOCUMENT 2008

REDISCOREVING ENERGY

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REFERENCE DOCUMENT 2008

Incorporation by reference

Pursuant to Article 28 of European Regulation No. 809/2004 of April 29, 2004, this Reference Document incorporates by reference the following information to which the reader is invited to refer:

•

with regard to the fiscal year ended December 31, 2007 for Gaz de France: management report, consolidated financial statements, prepared in accordance with IFRS accounting principles and the related Statutory Auditors’ reports found on pages 113 to 128 and pages 189 to 296 of the Reference Document, registered on May 15, 2008 with l’Autorité des Marchés Financiers (French Financial Markets Authority, or AMF), under R. 08-056;

•

with regard to the fiscal year ended December 31, 2007 for SUEZ: management report, consolidated financial statements, prepared in accordance with IFRS accounting principles and the related Statutory Auditors’ reports found on pages 117 to 130 and pages 193 to 312 of the Reference Document, filed on March 18, 2008 with l’Autorité des Marchés Financiers (French Financial Markets Authority, or AMF), under D. 08-0122 as well as its update filed on June 13, 2008 under D. 08-0122-A01;

•

with regard to the fiscal year ended December 31, 2006 for Gaz de France: management report, consolidated financial statements, prepared in accordance with IFRS accounting principles and the related Statutory Auditors’ reports found on pages 105 to 118 and pages 182 to 294 of the Reference Document, registered on April 27, 2007 with l’Autorité des Marchés Financiers (French Financial Markets Authority, or AMF), under R. 07-046;

•

with regard to the fiscal year ended December 31, 2006 for SUEZ: management report, consolidated financial statements, prepared in accordance with IFRS accounting principles and the related Statutory Auditors’ reports found on pages 117 to 130 and pages 194 to 309 of the Reference Document, filed on April 4, 2007 with l’Autorité des Marchés Financiers (French Financial Markets Authority, or AMF), under D. 07-0272.

The information included in these Reference Documents, other than that referred to above, is replaced or updated, where applicable, by the information contained in this Reference Document. These Reference Documents are accessible under the conditions described in Section 24 “Documents accessible to the public” of this Reference Document.

This Reference Document contains forward-looking information in Sections 6.1 “Principal Activities”, 12 “Information on Trends” and paragraph “Outlook for 2009” of the Group’s activity report included in Section 9.8. This information does not constitute historical data and there is no assurance that such forward-looking facts, data or objectives will occur or be met in the future. Such information is subject to external factors, such as those described in Section 4 “Risk Management”.

Unless expressly stated to the contrary, the market data included in this Reference Document is based on internal estimates made by GDF SUEZ using publicly available information.

Copies of this Reference Document are available free of charge from GDF SUEZ, located at 22, rue du Docteur Lancereaux – 75008 Paris, and on the Company’s website (www.gdfsuez.com), as well as on that of l’Autorité des Marchés Financiers (French Financial Markets Authority, or AMF (www.amf-france.org)).

AMF

The French version of this Reference Document was filed with the l’Autorité des Marchés Financiers (French Financial Markets Authority, or AMF)
and was registered under No. D.09-197 on April 6, 2009, in accordance with the provisions of Article 212-13 of the General Regulations of the AMF.

It may be used in support of a financial transaction if it is supplemented by an offering memorandum approved by the AMF.

REFERENCE DOCUMENT 2008    1

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TABLE OF CONTENTS

1

PARTIES RESPONSIBLE

5

1.1

Parties responsible

5

1.2

Declaration by the persons responsible for the reference document comprising the annual financial report

6

2

PARTIES RESPONSIBLE FOR AUDITING

7

2.1

Statutory Auditors

8

2.2

Resignation or departure of Statutory Auditors

9

3

SELECTED FINANCIAL INFORMATION

11

4

RISK FACTORS

15

4.1

Risk management process

16

4.2

GDF SUEZ operates in a changing environment

17

4.3

The GDF SUEZ business model is subject to numerous constraints

24

4.4

Industrial safety at the heart of GDF SUEZ’s activity

27

4.5

The GDF SUEZ organization in the face of transversal risks

30

4.6

Insurance

33

5

INFORMATION ON THE COMPANY

35

5.1

History and development of the company

36

5.2

Investments

38

6

OVERVIEW OF ACTIVITIES

39

6.1

Main activities

40

6.2

Main markets

120

6.3

Important events

120

6.4

Dependence on patents, licenses or contracts

122

6.5

Competitive energy position

122

6.6

Sustainable development

123

7

ORGANIZATION CHART

145

7.1

Simplified organization chart

146

7.2

List of major subsidiaries

147

8

REAL ESTATE, FACTORIES, AND EQUIPMENT

149

8.1

Major tangible assets

150

8.2

Environmental issues related to real-estate holdings

152

9

MANAGEMENT REPORT (1)

153

9.1

Revenue and earnings trends

154

9.2

 Business trends

157

9.3

Other income statement items

166

9.4

Reconciliation with consolidated income statement figures

167

9.5

Changes in net debt

168

9.6

Other balance sheet items

171

9.7

Parent company financial statements

172

9.8

Outlook for 2009

173

10

CASH FLOW AND SHARE CAPITAL

175

10.1

Issuer capital

176

10.2

Source and amount of issuer cash flows and description of cash flows

176

10.3

Financial structure and borrowing conditions applicable to the issuer

177

10.4

Restrictions regarding the use of capital

179

10.5

Planned sources of financing to meet commitments stemming from investment decisions

179

11

INNOVATION, RESEARCH AND DEVELOPMENT, PATENTS AND LICENSE POLICY

181

11.1

Research and innovation

182

11.2

Intellectual property

189

12

INFORMATION ON TRENDS

191

13

PROFIT FORECASTS OR ESTIMATES

193

14

ADMINISTRATIVE BODIES AND GENERAL MANAGEMENT

195

14.1

Information concerning the administrative bodies

196

14.2

Non-voting Directors

215

14.3

Government Commissioner

216

14.4

Information concerning general management

217

14.5

Composition of the committees of the board of Directors

217

14.6

Conflicts of interest in administrative, management and supervisory bodies and general management

220

15

COMPENSATION AND BENEFITS

221

15.1

Compensation paid and benefits granted

222

15.2

Information on stock options and bonus shares known as performance shares

234

15.3

Summary of transactions declared by executive management and corporate officers during fiscal year 2008

245

15.4

Number of shares and stock options of GDF SUEZ held by members of the GDF SUEZ board of directors in office at december 31, 2008

246

15.5

Loans and guarantees granted or established in favor of directors or Executives

246

15.6

Funded amount

247

16

OPERATION OF ADMINISTRATIVE AND MANAGEMENT BODIES

249

16.1

Operating procedures of the board of directors

250

16.2

Information concerning service contracts between members of the Board of Directors and General Management and the company or any OF its subsidiaries

253

16.3

Committees of the board of Directors

257

16.4

Compliance with corporate governance regulations in the issuer’s home country

264

17

EMPLOYEES

265

17.1

Group HR Policy

267

17.2

ARRANGEMENTS FOR INVOLVING THE EMPLOYEES IN THE CAPITAL OF THE ISSUER

269

17.3

Integration

271

17.4

HR performance

272

17.5

Solidarity

273

17.6

Social relations in the group

274

17.7

Health and Safety policy

276

17.8

Equity interests and stock options of the Directors and Chief Operating Officers

277

18

MAIN SHAREHOLDERS

279

18.1

Breakdown of share capital at December 31, 2008

281

18.2

Voting rights

284

18.3

Control

284

18.4

Agreement relating to change of control

284

REFERENCE DOCUMENT 2008    2

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19

RELATED PARTY TRANSACTIONS

285

19.1

Relations with the French state and with the CNIEG

286

19.2

Transactions with equity-accounted or proportionately consolidated companies

287

20

FINANCIAL INFORMATION CONCERNING THE ASSETS AND LIABILITIES, FINANCIAL POSITION AND RESULTS OF THE ISSUER

289

20.1

Consolidated financial statements

290

20.2

Notes to the consolidated financial statements

297

20.3

Verification of yearly financial historical data

410

20.4

Pro forma financial information and Statutory Auditors’ report

412

20.5

Parent company financial statements and Statutory Auditors’ report

423

20.6

Dividend distribution policy

484

20.7

Legal and arbitration proceedings

485

20.8

Significant change in the financial or commercial situation

490

21

ADDITIONAL INFORMATION

491

21.1

Amount of subscribed capital

496

21.2

Incorporating documents and bylaws

505

22

IMPORTANT CONTRACTS

513

23

THIRD-PARTY INFORMATION STATEMENTS BY EXPERTS AND DECLARATIONS OF INTEREST

515

24

DOCUMENTS ACCESSIBLE TO THE PUBLIC

517

24.1

Consultation of documents

518

24.2

Corporate communication

518

25

INFORMATION ON HOLDINGS

519

A

APPENDICES TO THE REFERENCE DOCUMENT

521

Report on internal control procedures

522

Statutory Auditors’ Report, prepared in accordance with article L. 225-235 of the French commercial code  (Code de Commerce), on the report prepared by the Chairman of the board of directors of GDF SUEZ

531

Statutory auditors’ report on the review of selected environmental and social indicators

532

Ordinary and Extraordinary Shareholders’ Meeting of May 4, 2009

534

Board of Directors’ report on the resolutions presented to the Ordinary and Extraordinary Shareholders’ Meeting of May 4, 2009

535

Draft resolutions presented to the Ordinary and Extraordinary Shareholders’ Meeting of May 4, 2009

543

Statutory Auditors’ special report on regulated agreements and commitments with related parties

550

Statutory Auditors’ reports on the resolutions of the Ordinary and Extraordinary Shareholders’ Meeting of May 4, 2009

558

Information relating to the company’s management report

560

Concordance with the company’s annual financial report

562

Table of gas, electricity and other energy units of measurement

563

Acronyms

564

Glossary

567

REFERENCE DOCUMENT 2008    3

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NOTE

For the purposes of this Reference Document, “GDF SUEZ”, “the Company” or “the Issuer” all refer to the company GDF SUEZ SA (formerly called Gaz de France), as a result of the merger of Suez (absorbed company) by Gaz de France (absorbing company) and as identifi ed in Sections 5.1, – “History and Development of the Company” and 6.3.1 “Merger of Gaz de France and Suez”. The term “Group” refers to GDF SUEZ and its subsidiaries.

A glossary of the most commonly used technical terms is appended to this Reference Document.

This document is an informal English translation of the French language Document de Reference, filed with the French Financial Markets Authority (Autorité des Marchés Financiers) under the number D.09-197 on April 6, 2009. It is provided solely for the information and convenience of shareholders of GDF SUEZ, and is of no binding or other legal effect. No assurances are given as to the accuracy or completeness of this translation, and GDF SUEZ assumes no responsibility with respect to this translation or any misstatement or omission that may be contained therein. In the event of any ambiguity or discrepancy between this English translation and the French language Document de Reference, the French language Document de Reference shall prevail. This document is not an offer to sell or the solicitation of an offer to purchase shares of GDF SUEZ, and it is not used for any offer or sale or any such solicitation anywhere in the world. Shares of GDF SUEZ may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. GDF SUEZ does not intend to register any portion of any offering in the United States or to conduct a public offering of shares in the United States. s.

REFERENCE DOCUMENT 2008    4

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1 PARTIES RESPONSIBLE

1.1 PARTIES RESPONSIBLE

Gérard Mestrallet, Chairman and Chief Executive Officer

Jean-François Cirelli, Vice-Chairman and President

REFERENCE DOCUMENT 2008    5

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1.2 DECLARATION BY THE PERSONS RESPONSIBLE FOR THE REFERENCE DOCUMENT COMPRISING THE ANNUAL FINANCIAL REPORT

“We hereby certify, after having taken all reasonable measures to this effect, that the information contained in this Reference Document is, to our knowledge, in accordance with the facts and makes no omission likely to affect its import.

We certify, to our knowledge, that the financial statements have been prepared in accordance with the applicable accounting standards and give a true and fair view of the assets and liabilities, financial position and profit or loss of the Company and all the undertakings included in the consolidation, and that the management report on pages 153 to 174 presents a fair review of the development and performance of the business and financial position of the Company and all the undertakings included in the consolidation as well as a description of the main risks and uncertainties to which they are exposed.

We have received a completion letter from the Statutory Auditors stating that they have audited the information contained in this Reference Document relating to the financial position and financial statements, and that they have read the Reference Document in its entirety. The letter does not contain any observations.

The Statutory Auditors’ report on the historical financial information presented in Sections 20.1 and 20.2 of this Reference Document is set out in Section 20.3. The report contains an observation regarding the change in accounting policy for reporting segment information following the Group’s early adoption of IFRS 8 “Operating Segments” when preparing the 2008 consolidated financial statements.

The Statutory Auditors’ report on the 2008 pro forma financial information presented in Section 20.4 of this Reference Document contains an observation relating to paragraph 3 “Tax matters” of Note 2 “Basis of presentation” to the pro forma financial information which describes the impact on the consolidated financial statements of the rulings obtained from the French tax authorities and of the discontinued neutralization of certain transactions following the dissolution of the SUEZ SA tax consolidation group. It specifies that the pro forma income statements for the years presented were not restated to take these various items into account.

The Statutory Auditors’ report on the 2008 parent company financial statements presented in Section 20.5 of this Reference Document contains observations relating to the change in accounting policies used to recognize transaction fees on equity investments and bond issue costs, as described in Notes A, B-4 and B-5 to the parent company financial statements.

The Statutory Auditors’ reports on the IFRS consolidated financial statements of Gaz de France for the years ended December 31, 2007 and 2006 are set out (i) for 2007: in Section 20.1.1.2 of the 2007 Reference Document of Gaz de France, registered with the French Financial Markets Authority (Autorité des marchés financiers – AMF) on May 15, 2008 under number R. 08-056, and (ii) for 2006: in Section 20.1.1.2 of the 2006 Reference Document of Gaz de France registered with the AMF on April 27, 2007 under number R. 07-046.

The Statutory Auditors’ reports on the IFRS consolidated financial statements of SUEZ for the years ended December 31, 2007 and 2006 are set out (i) for 2007: in Section 20.3 of the 2007 Reference Document of SUEZ, filed with the AMF on March 18, 2008 under number D. 08-0122, and (ii) for 2006: in Section 20.3 of the 2006 Reference Document of SUEZ, filed with the AMF on April 4, 2007 under number D. 07-0272.”

Chairman and Chief Executive Officer	Vice-Chairman and President
Gérard Mestrallet	Jean-François Cirelli

REFERENCE DOCUMENT 2008    6

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2 PARTIES RESPONSIBLE FOR AUDITING

2.1

STATUTORY AUDITORS

8

2.1.1

Statutory Auditors

8

2.1.2

Substitute Statutory Auditors

8

2.2

RESIGNATION OR DEPARTURE OF STATUTORY AUDITORS

9

REFERENCE DOCUMENT 2008    7

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2.1 STATUTORY AUDITORS

2.1.1 STATUTORY AUDITORS

•

Mazars

Represented by

Mr. Philippe Castagnac and Mr. Thierry Blanchetier

Tour Exaltis, 61, rue Henri Regnault, 92075 Paris la Défense Cedex

Mazars has been a Statutory Auditor for the Company since January 1, 2002. Its term of office was renewed at the Combined General Shareholders’ Meeting of May 19, 2008 for a period of six years and will expire at the close of the 2014 Ordinary General Shareholders’ Meeting held to approve the financial statements for the fiscal year ending December 31, 2013.

•

Ernst & Young et Autres

Represented by
Mr. Christian Mouillon and Ms. Nicole Maurin

41, rue Ybry, 92576 Neuilly-sur-Seine Cedex

Ernst & Young et Autres has been a Statutory Auditor for the Company since January 1, 2002. Its term of office was renewed at the Combined General Shareholders’ Meeting of May 19, 2008 for a period of six years and will expire at the close of the 2014 Ordinary General Shareholders’ Meeting held to approve the financial statements for the fiscal year ending December 31, 2013.

•

Deloitte & Associés

Represented by
Mr. Jean-Paul Picard and Mr. Pascal Pincemin

185, avenue Charles-de-Gaulle, BP 136, 92203 Neuilly-sur-Seine

Deloitte & Associés was appointed Statutory Auditor for the Company for the first time at the Combined General Shareholders’ Meeting of July 16, 2008 for a six-year term that will expire at the close of the 2014 Ordinary General Shareholders’ Meeting held to approve the financial statements for the fiscal year ending December 31, 2013.

2.1.2 SUBSTITUTE STATUTORY AUDITORS

•

CBA

61, rue Henri Regnault, 92400 Paris la Défense Cedex

CBA was appointed substitute Statutory Auditor for the Company for the first time at the Combined General Shareholders’ Meeting of May 19, 2008 for a six-year term that will expire at the close of the 2014 Ordinary General Shareholders’ Meeting held to approve the financial statements for the fiscal year ending December 31, 2013.

•

AUDITEX

81, rue de Miromesnil, 75008 Paris

Auditex has been a substitute Statutory Auditor for the Company since January 1, 2002. Its term of office was renewed at the Combined General Shareholders’ Meeting of May 19, 2008 for a six-year term that will expire at the close of the 2014 Ordinary General Shareholders’ Meeting held to approve the financial statements for the fiscal year ending December 31, 2013.

•

BEAS

7-9, villa Houssay, 92524 Neuilly-sur-Seine

BEAS was appointed substitute Statutory Auditor for the Company for the first time at the Combined General Shareholders’ Meeting of July 16, 2008 for a six-year term that will expire at the close of the 2014 Ordinary General Shareholders’ Meeting held to approve the financial statements for the fiscal year ending December 31, 2013.

REFERENCE DOCUMENT 2008    8

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2.2 RESIGNATION OR DEPARTURE OF STATUTORY AUDITORS

•

Cailliau Dedouit et Associés

19, rue Clément Marot, 75008 Paris

The term of Cailliau Dedouit et Associés as Substitute Statutory Auditor for the Company, a function held since January 1, 2002, expired and was not renewed at the Combined General Shareholders’ Meeting of May 19, 2008.

REFERENCE DOCUMENT 2008    9

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REFERENCE DOCUMENT 2008    10

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3 SELECTED FINANCIAL INFORMATION

KEY FIGURES

12

REFERENCE DOCUMENT 2008    11

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Financial information concerning the assets, liabilities, financial position, and profit and loss of GDF SUEZ, and for the groups comprising the merged entity, i.e., SUEZ and Gaz de France, has been provided for the last five reporting periods (years ended December 31, 2004, 2005, 2006, 2007 and 2008) and has been prepared in accordance with the European Regulation (EC) 1606/2002 on International Accounting Standards (IFRS) dated July 19, 2002 as published by the International Accounting Standards Board (IASB) and adopted for use in the European Union at that date.

The Group’s key figures also include pro forma information for the years ended December 31, 2008 and 2007, as though the merger had taken place on January 1 of each of the periods presented.

KEY FIGURES

In millions of euros	GDF SUEZ (published)	GDF SUEZ (pro forma)	GDF SUEZ (pro forma)	SUEZ	Gaz de France
	2008	2008	2007	2007	2007
1. Revenues	67,924	83,053	71,228	47,475	27,427
of which revenues generated outside France	47,156	52,708	43,998	35,543	11,361
2. Income statement
• EBITDA	10,054	13,886	12,539	7,433	5,696
• Gross operating surplus					5,666
• Gross operating income				7,965
• Operating income					3,874
• Current operating income	6,224	8,561	7,824	5,175
• Net income Group share	4,857	6,504	5,752	3,924	2,472
3. Cash flows
Cash flow from operating activities	4,393	7,726	10,429	6,017	4,778
of which cash generated from operations before income tax and working capital requirements	9,686	13,287	12,451	7,267
of which operating cash flow					5,904
Cash flow from (used in) investing activities	(7,348)	(11,845)	(6,937)	(4,681)	(2,623)
Cash flow from (used in) activities financing	5,528	3,084	(4,231)	(2,518)	(1,403)
4. Balance sheet
Shareholders’ equity	57,748	57,748	NA	22,193	17,953
Total equity	62,818	62,818	NA	24,861	18,501
Total assets	167,208	167,208	NA	79,127	46,178
5. Share data (in euros)
• Average number of shares utstanding (a)	1,630,148,305	2,160,674,796	2,177,496,287	1,269,572,284	983,115,173
• Number of shares at year-end	2,193,643,820	2,193,643,820	NA	1,307,043,522	983,871,988
• Earnings per share	2.98	3.01	2.64	3.09	2.51
• Dividend distributed	1.40	1.40	NA	1.36	1.26
6. Headcount
Total workforce			NA		47,560
Total average workforce	234,653	234,653	NA	192,821
• Fully consolidated companies	194,920	194,920	NA	146,350
• Proportionately consolidated companies	31,174	31,174	NA	37,592
• Equity-accounted companies	8,559	8,559	NA	8,879

(a)

Earnings per share is calculated based on the average number of shares outstanding, net of treasury shares.

2008 dividend: proposed dividend (including an interim dividend of €0.8 paid in November 2008).

REFERENCE DOCUMENT 2008    12

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In millions of euros	SUEZ	Gaz de France	SUEZ	Gaz de France	SUEZ	Gaz de France
	2006	2006	2005	2005	2004	2004
1. Revenues	44,289	27,642	41,489	22,872	38,058	18,001
of which revenues generated outside France	33,480	10,840	31,769	8,139	29,481	5,236
2. Income statement
• EBITDA	6,559
• Gross operating surplus		5,149		4,248		4,163
• Gross operating income	7,083		6,508		5,932
• Operating income		3,608		2,821		2,255
• Current operating income	4,497		3,902		3,737
• Net income Group share	3,606	2,298	2,513	1,782	1,696	1,307
3. Cash flows
Cash flow from operating activities	5,172	3,066	5,826	2,788	4,970	3,013
of which cash generated from operations before income tax and working capital requirements	6,384		5,751		5,681
of which operating cash flow		5,118		4,254		4,199
Cash flow from (used in) investing activities	(366)	(2,174)	(8,992)	(2,110)	124	(1,681)
Cash flow from (used in) financing activities	(6,938)	(566)	6,488	299	(8,083)	(1,121)
4. Balance sheet
Shareholders’ equity	19,504	16,197	16,256	14,484	7,774	10,940
Total equity	22,564	16,663	18,823	14,782	12,828	11,151
Total assets	73,435	42,921	80,443	39,936	60,292	31,907
5. Share data (in euros)
• Average number of shares outstanding (a)	1,261,287,823	983,718,801	1,053,241,249	942,438,942	995,133,046	903,000,000(b)
• Number of shares at year-end	1,277,444,403	983,871,988	1,270,756,255	983,871,988	1,020,465,386	903,000,000
• Earnings per share	2.86	2.34	2.39	1.89	1.70	1.45
• Dividend distributed	1.20	1.10	1.00	0.68	0.79	0.46
6. Headcount
Total workforce		50,244		52,958		38,088
Total average workforce	186,198		208,891		217,180
• Fully consolidated companies	138,678		157,918		160,966
• Proportionately consolidated companies	38,567		41,673		50,614
• Equity-accounted companies	8,953		9,300		5,600
(a) Earnings per share is calculated based on the average number of shares outstanding, net of treasury shares. (b) Based on a nominal value of 1 euro per share.

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REFERENCE DOCUMENT 2008    14

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4 RISK FACTORS

4.1

RISK MANAGEMENT PROCESS

16

4.1.1

GDF SUEZ Audit Committee role

16

4.1.2

GDF SUEZ global risk management policy

16

4.2

GDF SUEZ OPERATES IN A CHANGING ENVIRONMENT

17

4.2.1

An economic environment in crisis in 2008 and 2009

17

4.2.2

Financial risks of the current crisis

18

4.2.3

Changing competitive environment for several years

21

4.2.4

Climatic uncertainties

21

4.2.5

Changing regulatory environment

22

4.3

THE GDF SUEZ BUSINESS MODEL IS SUBJECT TO NUMEROUS CONSTRAINTS

24

4.3.1

Short- and long-term energy purchases

24

4.3.2

Importance of regulated market sales

24

4.3.3

Development mainly in Europe, but also in other countries around the world

25

4.4

INDUSTRIAL SAFETY AT THE HEART OF GDF SUEZ’S ACTIVITY

27

4.4.1

The Group operates businesses with risks of industrial accidents and interruptions to customer service continuity

27

4.4.2

The Group owns facilities with risks of pollution to the surrounding environment

27

4.4.3

The Group operates several industrial facilities in Europe classified as Sevesos sites (“high threshold”)

28

4.4.4

The Group operates several nuclear power plants in Belgium

28

4.4.5

Petroleum gas exploration-production activities comprise certain specific risks

29

4.5

THE GDF SUEZ ORGANIZATION IN THE FACE OF TRANSVERSAL RISKS

30

4.5.1

Ethics and Compliance

30

4.5.2

Legal risks

30

4.5.3

Risks related to human resources

31

4.5.4

Risks related to health & safety and the protection of corporate assets

31

4.5.5

Risks related to information systems

32

4.6

INSURANCE

33

Main Insurance programs

33

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The varied nature of its activities, geographic locations and offers means that GDF SUEZ presents a portfolio of risks and opportunities of a financial, industrial and commercial nature. Its leadership position in the energy and environmental services sectors, allied with its development ambitions, also expose it to strategic and reputational risks that are mainly dependent on climatic changes and changes in its businesses’ regulatory environment.

The Group conducts its business in an environment subject to major changes and this creates numerous risks, some of which are beyond its control. The following is a presentation of the significant risks to which the Group considers itself to be exposed. The Group could also be affected by other unmentioned or currently unknown risks. The occurrence of one of these risks could have a significantly negative impact on the Group’s activity, financial situation and results, its image, its outlook or on the GDF SUEZ share price.

4.1 RISK MANAGEMENT PROCESS

For several years, and based on each Group’s own defined policy, both Gaz de France and SUEZ were equipped with processes for managing their risks. In 2007, both Groups published details of their risk management policies, notably in their latest report on internal control policy as an annex to their 2007 Reference Document. These policies were based on similar foundations, were consistent with industry standards, and demonstrated their intent to reduce their risks to a reasonable level, in line with their targets.

These policies were applied until the merger of the two groups. During the second quarter prior to the merger, each entity’s Business Units updated their respective risk mapping.

4.1.1 GDF SUEZ AUDIT COMMITTEE ROLE

In terms of risks, the Audit Committee has the following role (detailed in Section 16.3.):

•

maintain regular awareness of the Group’s financial and cash situation and its significant commitments and risks;

•

review the risk management policy and procedures adopted to assess and manage these risks.

The global risk management policy guidelines were presented to the Audit Committee on October 14, 2008. The Audit Committee has been kept regularly informed of risk exposure associated with the financial and economic crisis. The initial risk review of all GDF SUEZ activities was presented to the Audit Committee at the beginning of March 2009.

4.1.2 GDF SUEZ GLOBAL RISK MANAGEMENT POLICY

GDF SUEZ aims to manage its risks in order to maintain and develop its growth, asset base, reputation and internal motivation. The Group considers as a risk “any event likely to affect the future existence of the enterprise, its reputation or the achievement of its strategic, financial and operational objectives”. The Group favors reasonable and financially viable risk-taking in compliance with laws and regulations and in line with generally held opinion.

To achieve this ambition, GDF SUEZ has appointed the member of Executive Committee in charge of the Audit and Risk Division as the Group’s Chief Risk Officer. The Risk Management Department reporting to the Chief Risk Officer is responsible for managing the Enterprise Risk Management (ERM) network. Risk Officers from this department at Central level, Business Line level and Business Unit level, along with functional Departments all work to support directors in identifying and assessing risks, as well as in evaluating the means deployed to reduce and cover such risks. In early 2009, a unified risk assessment methodology will be defined, based on industry standards and best practices and the experience acquired by the two former groups.

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Depending on their nature, risks are managed by the Business line and/or functional Departments (and their networks). Specifically:

•

the Finance Department manages, measures and controls risks associated with the Group’s financial activities (rates, foreign exchange, liquidity and counterparty risks) within a special risk policy framework. Within the context of Group energy market risk and energy counterparty risk policies laid down by the Finance Department, the latter ensures consolidated measurement of these risks, along with second level control and management of the Energy Market Risk Committee. In addition, the Insurance Department is in charge of drafting, deploying and managing insurance programs (see Section 4.6. for further details);

•

the Legal Department manages the Group’s legal risks;

•

the Strategy and Sustainable Development Department coordinates management of risks within its area of responsibility.

This is also the case for risks associated with ethics, compliance, security, information systems, human resources, health & safety and environmental protection for which control initiatives are coordinated by the relative Departments in charge of these areas.

Preparedness for crisis management is entrusted to the Health & Safety and Management Systems Department. Crisis management affecting personnel working in sensitive locations forms part of the Security Department’s remit.

The Business Units conducted their own risk reviews prior to the merger and have since updated them as required. During the fourth quarter 2008, both the Divisions and the functional Departments conducted an initial review of their new merged activities. A summary of the results of this review was produced to highlight GDF SUEZ’s main risks. The Executive Committee and the Audit Committee conducted a preliminary review of these results in January and a final review at the end of the first quarter 2009.

The Internal Audit Division within the Audit and Risk Department is responsible for preparing the GDF SUEZ audit program. The Department uses risk mapping to identify the most pertinent audit issues and to assess risk coverage. These audit results are then exploited to update risk mapping.

4.2 GDF SUEZ OPERATES IN A CHANGING ENVIRONMENT

4.2.1 AN ECONOMIC ENVIRONMENT IN CRISIS IN 2008 AND 2009

The 2008 fiscal year has been characterized by the spread of the current crisis to a worldwide level, initially in the banking and financial sectors and then in the real and industrial economy. Given its activities, GDF SUEZ is sensitive to these economic climate factors, for which the potential impacts are described below.

4.2.1.1 Group activities are sensitive to economic cycles and changes in demand

Some of the Group’s businesses, such as services to industrial clients, are sensitive to economic cycles. Any economic slowdown has a downward impact on industrial investments such as maintenance operations and consequently has a negative influence on demand for installation and engineering services offered by the Group’s service entities. This fluctuation in demand can cause major variations in the levels of activity and margins for these businesses.

In Western Europe, the Group’s activities could also suffer from relocation (offshoring) on the part of their industrial clients’ businesses towards low-wage countries. In particular, in energy activities, major electricity-intensive clients (metallurgical industry, chemicals industry) could relocate their manufacturing facilities to regions where energy costs are lower than on their domestic markets.

Notably, the economic crisis that worsened at the end of 2008 could lead to a slowdown in activity with the Group’s major clients and consequently contribute to a fall in unitary or overall demand for energy, water, waste management and associated services which would impact the Group via its business volumes and margins. Broad diversification within the Group across numerous geographic zones and business sectors only offers partial protection against this risk.

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4.2.1.2 Group activities are sensitive to changes in methods of consumption and production

On top of the crisis, a host of societal, regulatory and climatic factors are combining to hinder the expansion of electricity, gas and water consumption.

In terms of methods of production, one major noticeable feature is the requirement to integrate CO2 constraints, coupled with measures in support of renewable energies and other regulatory and fiscal measures that are complicating the competitive balance between the various forms of energy and creating greater uncertainty than ever before with respect to appropriate technology choices for the future (gas, nuclear, coal, renewable energy, etc.).

Any forecasting error in terms of these energy mix changes could lead to poor investment choices and compromise the Group’s future profitability. However, the diversified nature and the balance of the Group’s asset and client portfolios contribute to limiting its exposure to this risk, notably vis-à-vis its principal less-diversified competitors.

4.2.2 FINANCIAL RISKS OF THE CURRENT CRISIS

The financial crisis and its multitude of consequences in terms of liquidity and credit risks had an impact on the Group’s financial activities in 2008. The following section describes the financial risks to which the Group is exposed with, as needs be, their indicators, sensitivity analyses and management and reporting methods. The potential impacts of financial risks are detailed by risk category.

At the organizational level, via its Finance Committee, the Group enacts policies with particular reference to financial risk management.

Financial risks (liquidity, rates, foreign exchange and counterparty) are managed globally by specialized financial teams at the Central level, or in the operational entities. All of these teams report ultimately to the Group Chief Financial Officer.

In order to monitor changes in financial risks and guarantee the quality of the financial information, the Group has set up a risk management reporting system based on data that is systematically reconciled with data from consolidation reporting. This reporting system covers all of the companies within the Group and provides a very detailed understanding of financial commitments. This reporting is produced quarterly, and is distributed to the Group Chief Financial Officer and to Division Financial Officers. It enables management to maintain systematic risk monitoring.

4.2.2.1 Commodities market risk

In conducting its business, the Group trades in commodities markets, particularly, in the markets for gas, electricity and various oil products, either to obtain short- and long-term supplies or to optimize and secure its energy production and trading chain. The Group also intervenes on the European Union greenhouse gas emission trading scheme (CO2 quotas).

In the energy sector, the Group also uses derivative products, either to offer price hedging instruments to its customers or as part of its proprietary trading.

Therefore, the Group is exposed to changes in the prices of these commodities on organized or over the counter markets. This risk is managed by using forward firm or optional derivative products.

In each of the Group’s energy trading entities, exposure to these risks is measured and managed on a daily basis, in compliance with limits and management policy set down by General Management. The risk control system associated with this trading activity includes a team specialized in market and credit risk control (the Middle Office department, supported by the Back Office for accounting checks), a dedicated Risk Committee, tight internal control principles (segregation of duties, separation of tasks, verification of data such as price curves, etc.) and a set of formal policies to monitor and control market and credit risks.

The control of market risks associated with trading activities in the Group’s Divisions has been reinforced by a second level control system under the aegis of the Finance Department. In this context, an Energy Market Risks Committee (EMRC) has been formed with the primary tasks of defining the overall market risk control framework and ensuring monitoring of the Group’s main market exposures.

Market risk assessment is performed on the basis of portfolio positions sensitivity or on the “Value at Risk” (VAR) method which quantifies the maximum amount of the risk associated with a given holding period of a position and a given confidence level. This management data is provided in Note 15 to the Consolidated Financial Statements (see Chapter 20.2 of this Reference Document).

4.2.2.2 Liquidity risk

The Group’s financing policy is based on the following principles:

•

centralization of external financing;

•

diversification of financing sources between the banking market and the capital markets;

•

balanced financial debt repayment profile.

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The GDF SUEZ Group centralizes almost all the cash needs and surpluses of companies controlled by the Group, as well as the majority of their external medium- and long-term financing requirements.

Centralization is provided via financing vehicles (long-term and short-term), as well as via the Group’s dedicated cash pooling vehicles located in France, Belgium and Luxembourg.

Since the merger, the cash pooling systems existing at SUEZ and at Gaz de France have been the subject of a convergence process that is scheduled for completion in 2009, along with the automation of cash pooling systems that are still managed manually in certain other countries (USA, United Kingdom, Italy etc.).

The Group diversifies its financing resources by proceeding with, as applicable, public or private bond issues in the framework of its Euro Medium Term Notes program and by issuing commercial paper (billets de trésorerie) in France and in Belgium, and Commercial Paper in the United States.

In this context, and since the merger, access to long-term capital markets is concentrated on the parent company GDF SUEZ SA for the Group’s new bond debt and on GDF SUEZ SA and Electrabel for commercial paper issued.

At December 31, 2008, bank resources (excluding bank overdrafts, amortized costs and the effect of derivatives) represented 40% of gross debt, with the balance financed by the capital markets (including €13,719 million in bonds, i.e. 37% of gross debt).

Outstanding short-term paper (billets de trésorerie and commercial paper) represented 23% of gross debt and totaled €8,666 million at December 31, 2008 (refer to Note 14.2.1 in Chapter 20.2). Due to their attractive cost and their liquidity, these programs are used in a cyclical or structural fashion to finance the Group’s short-term requirements. All of the outstanding amounts are backed by confirmed bank credit facilities so that the Group would be able to continue to finance itself in the event that access to this financing source were to dry up.

Liquidity is based on maintaining cash and cash equivalents and confirmed credit facilities. The Group has confirmed credit facilities appropriate to its size with appropriate debt maturity schedules. The amount of these confirmed credit facilities represented €14,522 million as of December 31, 2008, of which €3,117 million was drawn down. 83% of the total lines of credit and 88% of the lines not drawn are centralized. None of these lines contains a default clause tied to financial ratios or ratings.

Cash (net of bank overdrafts) totaled €8,595 million as of December 31, 2008.

Surpluses carried by cash pooling vehicles are managed as part of a single policy.

In the wake of the sub-prime mortgage crisis in the summer of 2007 in the United States, almost all surpluses have been invested in time deposit accounts and regular income money market funds.

The interbank liquidity crisis created by the failure of the Lehman Brothers bank in mid-September 2008 and the ensuing rise in counterparty risk led the Group to immediately refocus this investment policy in order to attain extremely high liquidity (at December 31, 2008, 98% of centralized cash was invested in overnight bank deposits and regular income money market funds with daily liquidity), accompanied by daily monitoring of performance and counterparty risks on both these types of investments to ensure immediate reactivity.

Cash surpluses that cannot be centralized are invested in selected instruments on a case-by-case basis, in relation to local financial market constraints and the financial soundness of counterparties’.

4.2.2.3 Foreign exchange risk

Due to the geographic diversification of its activities, the Group is exposed to conversion risk, which means that its balance sheet and income statement are sensitive to fluctuations in exchange parities at the time of consolidation of the accounts of its foreign subsidiaries outside the euro zone. The interests held by the Group in the United States, Brazil, Thailand, Poland, Norway, and the United Kingdom generate most of the Group’s foreign exchange risk (see Note 3.3 in Chapter 20.2).

For investments in currencies not included in the euro zone, the Group’s translational risk hedging policy consists of creating liabilities denominated in the same currency as the cash flows generated by these assets.

Of the hedging instruments used, debt in foreign currency is the most natural hedge, but the Group also uses currency derivatives that synthetically recreate debt in currencies: cross currency swaps, exchange rate swaps, and exchange rate options.

However, this policy cannot be implemented if the cost of hedging (specifically the interest rate of the reference currency) is too high. This is the case for Brazil where, because of a rate differential that is too high and the local revenue indexing mechanism, the Group opts for catastrophic coverage, i.e. insurance against a major depreciation in the currency (risk of temporary decoupling).

The market context is reviewed monthly for the US dollar and pound sterling. It is monitored, as often as needed, by reviews of emerging countries in order to anticipate any sudden devaluation. The hedging ratio of assets is reviewed periodically depending on the market context and each time an asset is added or removed. Any substantial change in the hedging ratio is subject to prior Management approval.

Liabilities denominated in foreign currencies represent 37% of the Group’s net debt, excluding amortized costs and derivative instrument effects (refer to Note 15.1.3.1 in Chapter 20.2).

A change in currency exchange rates vs. the euro affects results only with regard to liabilities denominated in another currency, rather than the reporting currency of companies bearing these liabilities on their balance sheets, to the expent that these liabilities have not been documented as net investment hedges. Ultimately, an unfavorable, uniform change of 10% in the euro exchange rate has no material impact on earnings.

For financial liabilities (debts and derivatives) recognized as net investment hedging, a uniform unfavorable change of 10% in the euro exchange rate has a shareholders’ equity impact of €176 million. This change is offset by an opposite effect on foreign currencies assets.

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The Group is also exposed to transaction risk. This risk is concentrated on transactions involving energy commodities (energy sales or purchase commitments), where commodities flows are settled in US dollars and pounds sterling. The corresponding cash flows are generally hedged by forward currency contracts.

The transactional currency risk is managed by dedicated teams. These specialized teams measure exposure on an ongoing basis and call upon the competence center (the Central headquarters team also responsible for translation risk management) in order to define and implement hedging instruments for these risks (see Note 15.1.3.1 in Chapter 20.2).

4.2.2.4 Interest rate risk

The principal exposures to interest rates for the Group are the result of financing in euros and US dollars, which represented 86% of the net debt as of December 31, 2008.

The Group’s objective is to control its financing expense by limiting the impact of interest rate changes on its income statement.

The Group’s policy is to spread the reference interest rates on net debt among fixed rates, variable rates, and protected or capped variable rates. The Group aims to achieve a balanced distribution of the various reference rates over a medium-term (5 years) timeframe. However, the balance of the mix may fluctuate depending on the market context.

The Group uses hedging instruments, primarily rate swaps and options, in order to manage the interest rate structure for its net debt.

The positions are centrally managed. Rate positions are reviewed quarterly and at the time of any new financing. Any substantial change in the rate structure is subject to prior approval by the Finance Department.

The cost of the Group’s debt is sensitive to rate changes for all debt indexed on variable rates. The cost of the Group’s debt is also affected by changes in the market value of financial instruments not documented as hedges under IAS 39. On the date of this Reference Document, none of the options hedges contracted by the Group are recognized as hedges under IAS 39, even though they offer an economic hedge (see Note 6.1 in Chapter 20.2).

As of December 31, 2008, the Group had a portfolio of hedge options (caps) that protects it against an increase in the euro, dollar and sterling short rates. Given the marked decline in all short rates during the 2008 fiscal year, almost none of the euro, dollar and pound sterling hedge options have been activated for the time being, with the consequence of variability being introduced into the cost of the corresponding debt, euro short rates, US dollars and pound sterling being lower than protected levels. However, the value of this hedge options portfolio appreciates when the short and long rates increase together and depreciates when they decline (see Note 15.1.3.2 in Chapter 20.2).

As of December 31, 2008, after taking account of financial instruments, approximately 58% of the Group’s gross debt was at a variable rate and 42% at a fixed rate. Since almost the Group’s entire surplus is invested short-term, as of December 31, 2008, 55% of net debt was at a fixed rate and 45% at a variable rate. The result of this distribution is to sharply limit the sensitivity to rate increases.

A 1% increase in short-term interest rates (uniform across all currencies) on the balance of net variable-rate debt, and the variable-rate portions of derivatives, would lead to an increase in net interest expense of €129 million. A decline of 1% in short-term interest rates would result in a drop of €131 million in net interest expense. The asymmetry of the impact is linked to the impact of the caps portfolio.

A 1% increase in interest rates (identical for all currencies) would generate a gain of €343 million on the income statement, associated with the change in fair-market value of undocumented derivatives or derivatives recognized for net investment hedging. Conversely, a drop of 1% in interest rates would generate a loss of €246 million. The asymmetry of the impact is associated with the caps portfolio, for which the loss is limited to the Mark-to-Market value posted to the balance sheet.

A uniform change of more or less than 1% in interest rates (identical for all currencies) would generate, in terms of shareholders’ equity, a gain or a loss of €138 million associated with the change in fair market value of documented cash flow hedging derivatives.

4.2.2.5 Counterparty risk

GDF SUEZ is exposed to counterparty risk in both its financial and operational activities.

In respect of its financial activities, GDF SUEZ has deployed counterparty risk management and control procedures based, on the one hand, on counterparties’ accreditation in relation to their external ratings and objective market considerations (credit default swaps, stock market capitalization) and, on the other hand, on the setting of risk limits. With the aim of reducing the risk incurred, GDF SUEZ may also have recourse to contractual instruments such as standardized netting agreements or margin calls with its counterparties. In the wake of the financial crisis, the Group reinforced its control system in the second half of the year with daily monitoring of risk limits and weekly reporting to the Management Committee of the Group’s principal financial counterparty exposures.

Control of counterparty risk associated with operational activities in the Group’s Divisions has been strengthened by way of a second level control system managed by the Finance Department. As part of EMRC procedures, the Finance Department ensures quarterly monitoring of the Group’s principal counterparty exposures.

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4.2.2.6 Stock price risk

As of December 31, 2008, the Group holds a number of equity interests in publichy-traded companies (see Note 14 in Chapter 20.2), the value of which fluctuate on the basis of trends in the world’s stock markets. An overall decline of 10% in the value of these securities would have an impact of about €107 million on the Group’s earnings or shareholders’ equity, depending on whether the decline is considered significant and long lasting. The Group’s portfolio of listed and unlisted stocks is managed under a specific investment policy and is subject to regular reporting to management.

4.2.3 CHANGING COMPETITIVE ENVIRONMENT FOR SEVERAL YEARS

In its various activities, the Group is confronted with an increase in competitive pressure, from both major international operators and, in some markets from public and private sector niche players.

4.2.3.1 Energy market deregulation increases competition in these activities

Deregulation of the electricity and gas markets, both in Europe and the United States (see Section 4.2.5 for more information), has opened the door to new competitors, introduced volatility to market prices and called into question the viability of long-term contracts. It may also open up to competition certain distribution concession contracts currently held by GDF SUEZ.

In recent years, we have witnessed a trend towards concentration of the major energy players in Europe. In the gas sector, major producers are becoming interested in the downstream value chain and are entering into direct competition with established distribution companies, including those belonging to the Group. In France specifically, reciprocal competition with EDF on the gas and electricity markets is a sensitive issue, notably in terms of image, given its past as a joint “EDF-GDF” distributor. Furthermore, consumers now seek to have a single energy provider, capable of proposing a combined gas and electricity offer.

Increased competitive pressure could have a significant negative effect on the Group’s activities in terms of selling prices, margins and market share.

4.2.3.2 Environmental services activities confronted with stiff competition

In the Environmental Services sectors (Water and Waste Services), the Group’s activities are also subject to strong competitive pressures from both local and international operators, resulting in pressure on selling prices to industrial and municipal customers, as well as a risk of non-renewal of major contracts as and when they expire. We are currently observing a trend towards consolidation of market players in Waste Services in Europe, particularly in the United Kingdom, Germany and the Benelux countries. Added to this, new forms of competition have appeared recently: aggressive strategies on the part of investment funds, the involvement of certain public sector operators and attempts by local authorities to regain control of such services, etc.

4.2.4 CLIMATIC UNCERTAINTIES

Energy businesses, especially those involved in sales to consumers are directly affected by climatic conditions and the “climate change” issue in general.

4.2.4.1 Climatic conditions have a significant impact on results

In the energy sector, major climatic changes (mainly in terms of temperature) from one year to the next can cause substantial swings in demand, with higher demand during the coldest years and lower demand during warmer ones. This factor is likely to have a direct impact on the Group’s results.

4.2.4.2 Measures taken at the national, European and worldwide level to combat climate change can impact the Group

In the wake of the Kyoto Protocol and more recent agreements, the fight against climate change is becoming widespread and has resulted in the introduction of many regulatory texts in terms of environmental and fiscal legislation in France, Europe and at the international level (see Section 4.2.5 for further details). These moves could have a profound impact on the economic models adopted by the Group. For example, certain uses of gas and coal could be supplanted due to their carbon content. A distorted competitive situation could be created in the electricity sector via exemptions, incentives and subsidies or by reducing margins via tariff squeezing. This would prevent the passing on of CO2 quota costs to customers.

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While these developments may have a negative impact on the Group’s results, they also comprise their share of new business opportunities in renewable energy, nuclear energy, carbon storage, and energy efficiency services. Accordingly, while the Group could extend its scope of development, it will also have to confront a new form of competition.

The introduction, from 2005 onwards, of a market for trading greenhouse gas emissions rights in Europe (EUETS(1)), coupled with national CO2 quotas allocation plans creates volume and price risks on these quotas for the entire energy sector. However, the scheme does create arbitrage and trading possibilities for the industry’s most advanced players, including GDF SUEZ. Approximately 200 of the Group’s European sites participate in this CO2 quotas allocation system.

Finally, the Group is working to limit “climate” risks through active monitoring and diversification of its energy portfolio. For the medium term, efforts are converging to boost the share of low carbon energy sources (natural gas, nuclear, renewable energy) in the global energy mix, improve the capture of biogas from waste storage sites, and harness the energy produced by waste incineration, landfills and anaerobic sludge treatment facilities as renewable energy. This policy does not exclude maintaining, upgrading or even increasing the coal-fired power station fleet where this course of action is justified by economic and political circumstances.

For the long term, the Group seeks to diversify its energy sources and is already developing a demonstration program to capture and isolate carbon dioxide emissions in order to make it feasible to maintain its coal facilities in the context of tougher carbon emission restrictions.

4.2.5 CHANGING REGULATORY ENVIRONMENT

The legal and regulatory landscape for the Group’s businesses is undergoing transformation, in terms of both environmental issues and energy sector (de)regulation.

4.2.5.1 Tougher sustainable development requirements could mean even more stringent environmental legislation

The Group’s activities are also subject to a large number of laws and regulations concerning respect for the environment, health protection, and safety standards. These texts govern air quality, greenhouse gases, waste water treatment, drinking water quality, hazardous and household waste treatment, soil contamination and the management of nuclear facilities, gas transport networks, storage facilities and LNG terminals.

A change in regulations, or more stringent regulations, could generate additional costs or investments for the Group, which it cannot guarantee recovering through sufficient additional revenues. Following such changes or stricter regulations, the Group may have to cease an activity, without any assurance that it will be able to offset the associated costs. Finally, regulations imply investments and operating expenses not only by the Group, but also by its customers, and particularly by local government concessionaires, primarily due to compliance obligations.

On the climate change management front, the European Commission has opened a debate about measures aimed at cutting the Union’s greenhouse gas emissions by 20% and final energy consumption by 20%, and renewable energy accounting for 20% of final energy consumption by the year 2020 compared with the 1990 level. On January 23, 2008, the Commission notably proposed a draft directive on renewable energy and a draft revision to the directive 2003/87 relating to the European quota trading scheme; the European Parliament and the Council of Ministers adopted the “energy-climate” package end 2008. In France, the Environment summit (Grenelle de l’environnement) has picked up the challenge of this ambitious project and even added to it.

Among the new regulations introduced in 2008, the European Commission’s technical regulations on fluoride greenhouse gases, implementation of REACH regulations on chemical products and the new framework directive on waste (2008/98) are all examples of the ad-hoc tightening of regulations with impacts on some Group activities. More generally, the directive relating to criminal liability for environmental protection (2008/99) of November 19, 2008 constitutes a harmonized requirement for strict implementation of environmental protection policies across all of the Group’s European sites.

Beyond contractual precautions negotiated on a case by case basis, the Group works to limit all of these risks, principally as part of an active environmental protection policy (see Section 6.6.2.4, “Active Environmental Protection Policy”) and by managing a comprehensive insurance program (see Section 4.6 “Insurance”).

(1)

European Union Emission Trading Scheme, introduced in Directive 2003/87.

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4.2.5.2 The Group may not obtain the licenses or permit renewals required to continue its activities

Continued performance of its activities assumes that the Group will obtain or renew various permits and licenses (concessions, Seveso sites, supply permits) from the relevant regulatory authorities. These authorization processes can be long, costly and sometimes unpredictable.

Moreover, the Group may be confronted with objections from the local population to the installation and operation of certain facilities (notably for operating nuclear, thermal and renewable energy power stations, liquefied natural gas terminals, gas storage plants, waste landfill sites and incinerators, waste water treatment plants), based on pollution and landscape deterioration concerns, or more generally on the invasion of their environment. This opposition can make it harder for the Group to obtain building permits or operating licenses or may lead to their non-renewal in the absence of exclusive rights, or even to a review of existing permits. In this respect, the Group may be faced with opposition proceedings lodged by environmental defense associations which may delay or prevent the operation or expansion of its activities.

Finally, official bodies that issue licenses and permits to the Group may introduce significantly tighter restrictions.

The Group’s failure to obtain, or any delay in obtaining, licenses or permits, or the non-renewal, review or significant tightening of conditions attached to licenses and permits obtained by the Group, could have a negative impact on its activity, its financial situation, its results and its development prospects.

4.2.5.3 Energy sector regulatory changes may impact the Group’s strategy and profitability

A great many aspects of the Group’s activities, particularly the production, transmission and distribution of electricity, the operation and maintenance of nuclear facilities, the conveyance and distribution of natural gas and liquefied natural gas (LNG), water management, waste collection and treatment, are subject to stringent regulations at the European, national and local levels (competition, licenses, permits, authorizations, etc.). Regulatory changes may affect operations, prices, margins and investments and, consequently, the Group’s strategy and profitability.

At both the European and national level, plans to introduce regulatory changes are under way which pose a direct threat to GDF SUEZ business model and risk profile. In particular, and for the short term, the main changes are to be found in the third European directive on the internal market for natural gas. This directive could lead to ownership unbundling of gas transport network assets. The financial impacts of such changes will depend on the final terms of the directive and on its conditions of transposition.

In addition, in some EU member states, and at the European level, a desire for a return to, or the emergence of, state intervention in the energy sector is rearing its head via the regulation and the extension of market regulators’ prerogatives in the area of competition. In particular, these moves can appear via price controls, the continued existence or the intent to reintroduce regulated tariffs for both gas and electricity at levels incompatible with procurement or production costs, discriminatory measures such as “windfoll taxes” on energy operators’ profits, the ring-fencing of provisions accrued for dismantling nuclear power stations, regulator intervention in the deregulated market to encourage increased competition or the intent to regain control of services on the part of local authorities.

It is impossible to predict all regulatory changes despite the monitoring systems put in place. However, the Group is diversifying this risk by operating its principal businesses in different countries equipped with their own regulatory systems. Furthermore, and in contrast, some regulatory changes offer new market opportunities for the Group’s activities.

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4.3 THE GDF SUEZ BUSINESS MODEL IS SUBJECT TO NUMEROUS CONSTRAINTS

4.3.1 SHORT- AND LONG-TERM ENERGY PURCHASES

4.3.1.1 The Group is engaged in long-term “take-or-pay” gas procurement contracts with minimum volume commitments

The development of the Group’s gas activity in Europe is occurring to a large extent on the basis of long-term “take-or-pay” contracts. According to these contracts, the seller commits on a long-term basis to serve the buyer, in exchange for a commitment on the behalf of the buyer to pay for minimum quantities, whether or not they are delivered. The minimum amounts can only vary partially depending on weather contingencies. However, these commitments are subject to protective (force majeure) and flexibility conditions.

A major proportion of the Group’s contracts are of the “take-or-pay” type in order to guarantee availability of the quantities of gas required to supply its customers in future years. Regular price revision mechanisms are included in the long-term contracts to guarantee competitive gas prices to the buyer on the final market. In the event of the purchased gas losing its price competitiveness, GDF SUEZ would only be exposed to the “take-or-pay” risk on the quantities purchased prior to the following price revision date.

4.3.1.2 The Group is dependent on a limited number of suppliers in some activities, notably for natural gas purchases

To secure its gas supplies, the Group has concluded long-term contracts with its main suppliers, with the assurance of a broadly-diversified supply portfolio, notably in geographic terms. The Group also benefits from flexibility and modulation (flexibility of long term contracts, considerable storage and regasification capacities, and purchasing on markets). Nevertheless, if one of the Group’s major suppliers were to fail over an extended period for any reason whatsoever (geopolitical, technical, financial), the cost of replacing the gas and conveying it from an alternative location could be substantially higher and would affect the Group’s margins, at least over the short term.

In addition, for managing water treatment plans, thermal power stations or waste treatment plants, Group companies may depend on a limited number of suppliers for their supplies of water, household waste, various fuels and equipment. For example, the market for turbines and foundry parts for electrical power plants is, by nature, oligopolistic and will be particularly tight over the coming years.

Any interruption in supplies, any supply delay or any failure to comply with the technical performance guarantee for a piece of equipment, even if caused by a contractual breach on the part of a supplier, could impact the profitability of a project, despite the protective contractual safeguards put in place.

The variety of the Group’s businesses and their diverse geographic locations result in a broad range of situations and provide partial protection against the risk of failure of a major supplier.

4.3.2 IMPORTANCE OF REGULATED MARKET SALES

4.3.2.1 The Group is dependent on a limited number of customers in certain activities, notably in electricity sales and water concessions

Whether in the energy or the environmental sector, some of the Group’s subsidiaries have signed contracts, particularly with public authorities, where performance may depend on just a few customers, or even a single customer. Moreover, these are often long-term contracts, running for up to 30 years, or even longer. This is the case, for example, for delegated water management agreements or certain electricity production and sales activities with medium- and long-term energy purchase agreements (“power purchase agreements”), or even for household waste incinerator management contracts.

The refusal or the inability on the part of a customer to meet its contractual commitments, particularly in the area of tariff adjustments, may compromise the economic balance of such contracts and the profitability of any investments possibly made by the operator. If the contracting parties fail to meet their obligations, despite contractual provisions for this purpose, it may not always be possible to obtain full compensation. This could impact the Group’s revenues and results. The Group has encountered such situations in the past, particularly in Argentina.

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The variety of the Group’s businesses and their diverse geographic locations result in a broad range of situations and types of customers (industries, local municipalities and individuals). The Group considers that no relationship exists binding it to a client for which termination would have a significant impact on the Group’s financial situation and results.

4.3.2.2 A major share of Group sales is based on regulated, administered or controlled tariffs, the principles of which may not be adhered to by the authorities

In France, a portion of the Group’s energy and services sales is conducted within the framework of administered tariffs subject to regulations. French laws and regulations and European legislation, as well as rulings by regulation bodies (particularly the Commission for Energy Regulation (CER) for access tariffs to certain infrastructure), may affect the Group’s sales, profits or profitability due to:

•

only partial pass-through on of procurement costs in natural gas sales tariffs (as the current tariff does not reflect costs, the cumulative impact for the Group at the end of 2008 was €1,606 million as explained in Section 6.1.3.1 of this Reference Document);

•

consumer protection measures;

•

only partial pass-through on of costs in gas infrastructure access tariffs;

•

introduction of a transitional market adjustment regulated tariff.

Administered tariffs also apply in the consumer, even industrial energy distribution and sales activities in countries such as Italy, Hungary, Romania, Slovakia and Mexico.

4.3.3 DEVELOPMENT MAINLY IN EUROPE, BUT ALSO IN OTHER COUNTRIES AROUND THE WORLD

4.3.3.1 A growing share of the Group’s activities and gas supplies comes from countries presenting a higher political and economic risk than domestic markets

While the Group’s activities are mainly concentrated in Europe and North America, which together accounted for 90% of consolidated revenues and capital employed in 2008, the Group also conducts business on worldwide markets, notably in emerging countries such as Brazil and China. In the same vein, a significant share of gas supplies and exploration-production business comes from countries such as Russia, Algeria, Egypt and Libya.

The Group’s activities in these countries comprise a certain number of potential risks, particularly in the areas of GDP volatility, economic and governmental instability, modifications to regulations or their imperfect application, nationalization or expropriation of privately-owned assets, payment difficulties, social unrest, major fluctuations in interest rates and exchange rates (devaluation), taxes or associated contributions levied by governments and local authorities, exchange control measures and other unfavorable interventions or restrictions imposed by governments. In addition, the Group could be unable to defend its rights before the courts in these countries in the event of a dispute with the government or other local public entities.

The Group manages these risks within partnerships or contractual negotiations adapted to each location. It chooses its locations in emerging countries by applying a selective strategy on the basis of an in-depth analysis of country risks. Whenever possible, the Group protects its interests contractually by way of international arbitration clauses and political risks insurance.

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4.3.3.2 Any external growth transaction presents risks for the Group

In the case of external expansion, notably by means of acquisitions, the Group could be led to issue equity securities, have recourse to borrowings or recognize allowances for intangible asset impairment. Acquisitions also present risks relative to integration difficulties, non-achievement of expected benefits and synergies, involvement of managers of the acquired companies and the departure of key employees. Moreover, in the context of joint companies in which it has an equity holding, the Group may find itself in a conflict of interest or conflict of strategy situation with its partners who, in some cases, hold the majority interest in these ventures. Risks linked to the value of assets or expected income may appear at the end of the acquisition process.

4.3.3.3 Organic growth transactions and major projects require control

The Group is basing its growth on various major industrial asset construction projects, such as gas and electricity plants or waste treatment and seawater desalination facilities. The Group has just been chosen, as a partner with EDF, to build the second EPR type nuclear reactor at Penly, in France.

The service life of such assets lasts several decades and their profitability depends greatly on cost control and construction times, operational performance and changes in the long-term competitive climate, which might negatively affect the profitability of certain assets or lead to a loss of revenues and impairment charges.

4.3.3.4 The Group’s development in certain countries may be hampered by legislation

For reasons of reciprocity, some EU member States may introduce provisions to prohibit, under certain conditions, companies such as GDF SUEZ and its subsidiaries from participating in calls for tenders for the granting of gas or water distribution or local public service concession contracts.

4.3.3.5 Some partnerships formed by the Group could be terminated

The Group develops its operations in partnership with local authorities or with private local operators.

These partnerships constitute one of the means for the Group to share the economic and financial risks inherent in certain major projects, by limiting its capital employed, and by ensuring that it adapts better to the specific local market features. In addition, such partnerships may be required by the local regulatory environment. The partial loss of operational control is often the price that must be paid to reduce exposure in terms of capital employed, but this situation is managed contractually on a case-by-case basis.

However, any change in the project, the local political and economic context, or even in the economic position of a partner, may lead to the end of that partnership, particularly through the exercise of put or call options among the partners, a request to dissolve a joint venture by one of the partners or the exercise of a right of first refusal.

Such situations may also lead the Group to decide to increase its financial commitments to certain projects or, in the case of a conflict with a partner or partners, to seek solutions in the competent courts or via arbitration bodies.

4.3.3.6 The Group runs risks due to its design and build activities

In the areas of energy, services and the environment, the Group is involved in certain facility design and build contracts, notably through specialized subsidiaries such as Tractebel Engineering and Degrémont.

Even though these projects are also subject to in-depth studies and the Group benefits from acknowledged expertise, the risk of non-compliance with construction deadlines cannot be excluded. As a consequence, the Group may suffer penalty charges and/or higher than originally forecast construction costs, and the facilities’ performance may not comply with the specifications. These factors could have a negative impact on its financial situation, results and outlook.

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4.4 INDUSTRIAL SAFETY AT THE HEART OF GDF SUEZ’S ACTIVITY

The Group operates in areas of activity that include major industrial risks capable of resulting in damage to property and people (employees, sub-contractors, neighboring residents, consumers and third parties) and of exposing it to claims for civil, criminal and environmental liability. These risks may concern facilities belonging to the Group or managed by the Group on behalf of third parties (manufacturers, local authorities). These risks are the subject of in-depth monitoring and special investments and, in the main, are covered by insurance polices, notably in terms of the Group’s third party liability coverage. However, in the event of a major incident, certain limitations on these insurance policies would offer insufficient coverage for liabilities incurred, as well as loss of revenues or increased expenditure (refer to Section 4.6 “Insurance”).

4.4.1 THE GROUP OPERATES BUSINESSES WITH RISKS OF INDUSTRIAL ACCIDENTS AND INTERRUPTIONS TO CUSTOMER SERVICE CONTINUITY

The Group manages its industrial businesses in accordance with a regulatory framework that includes safety rules which form part of infrastructure operating procedures. Despite sustained vigilance in the design, building and operation of its projects, it is not possible to prevent all accidents which might disrupt the Group’s activities or generate financial losses or substantial liabilities.

Risks exist in relation to operating gas transport and distribution systems, gas storage facilities, exploration-production facilities, LNG tankers, re-gasification facilities, electricity power plants, co-generation facilities or energy services, waste incinerators, water networks and water treatment facilities. These risks relate to operating incidents, design faults or external events beyond the Group’s control (third party actions, landslides, etc.). These incidents are capable of causing injuries, loss of life, major material and environmental damage as well as activity interruption and operating losses.

The unavailability of a major structure such as an LNG terminal or storage facility, a long lasting political crisis between production and transit countries, the loss of control of a manufacturing resource or a bottleneck due to changes in gas movement schedules or natural catastrophes (earthquake, volcanic eruption, flooding) could cause a halt to gas deliveries across a large territory with loss of revenues and concomitant claims for compensation, as well as a negative impact on the Group’s image and/or breaches to a public service obligation. This type of risk is also present to varying degrees within the Group’s electricity and water supply activities.

4.4.2 THE GROUP OWNS FACILITIES WITH RISKS OF POLLUTION TO THE SURROUNDING ENVIRONMENT

Facilities owned by the Group or managed on behalf of third parties, comprise risks of damage to the natural environment (air, water and soil) and may present health risks to consumers, neighboring residents, employees or even sub-contractors.

These public health and environmental risks are governed by strict national and international regulations and are subject to regular inspections on the part of specialized Group teams and public bodies. These evolving regulations themselves essentially constitute a risk with regard to assessing the company’s vulnerability both in terms of public health and environmental liability. This vulnerability is assessed for sites currently being operated, as well as for older facilities (such as closed landfills or decommissioned gas plants) and may also concern assessments of damage caused to, or attacks on, habitats, fauna and flora.

In the context of its business, the Group handles and even generates products and sub-products of a hazardous nature. For example, this is the case with fissile material, fuels and some chemical products used especially for water treatment. In the area of waste management, some of the Group’s activities specialize in treating hazardous industrial or medical waste that may be of a toxic or infectious nature.

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Depending on the activities, gaseous and atmospheric pollutants to be considered are greenhouse gases, gases that stimulate air acidification, toxic gases (including chlorine), and dust and bacteria (including Legionnaires’ disease bacteria).

In the absence of adequate facilities management, the Group’s activities may have an impact on water present in the natural environment: leaching from poorly controlled landfill facilities, diffusion of heavy metals into the environment or watery waste from incineration facility smoke processing systems. These various types of emissions could lead to water table or water course pollution. The risks may also relate to soil pollution in cases of accidental spills resulting from the storage of hazardous products or liquids or leaks in processes involving hazardous liquids, as well as the storage and spreading of treatment sludge.

Various mechanisms are deployed to ensure control of the above-mentioned risks. The sharing of responsibilities between parties in these areas, in terms of risk management and financial liabilities, is clearly defined by legislation and in contracts governing the Group’s operations. However, non-compliance with standards may lead to contractual financial penalties or fines.

There is a risk that accrued provisions, insured or guaranteed amounts may prove insufficient in the event of claims against the Group for environmental liability, given the uncertainties inherent in forecasting expenditure and liabilities associated with health, safety and environmental protection.

Consequently, if the Group’s liability is called into question due to environmental and industrial risks, it could have a significant negative impact on its image, business, financial situation, results and outlook.

4.4.3 THE GROUP OPERATES SEVERAL INDUSTRIAL FACILITIES IN EUROPE CLASSIFIED AS SEVESOS SITES (“HIGH THRESHOLD”)

Within the boundaries of the European Union, the Group manages around forty Seveso sites, including 12 Seveso sites classified as “high threshold” in Belgium, Hungary, the Netherlands, Germany and Spain. These are mainly LNG (Liquefied Natural Gas) terminals, underground gas storage plants, LPG (Liquefied Petroleum Gas) stations, thermal power plants and hazardous waste treatment sites. These sites are subject to the directive 2003/105, known as the “Seveso” directive, governing the storage of hazardous products. The Group conducts a policy to prevent major accidents. This policy guarantees a high level of protection for its facilities in terms of risks to human life and the environment. This risk prevention policy is described in Section 6.6.2.4 “Active Prevention of Environmental Risks” of this Reference Document.

4.4.4 THE GROUP OPERATES SEVERAL NUCLEAR POWER PLANTS IN BELGIUM

The Group owns and operates two nuclear power plants in Belgium at Doel and Tihange. While these sites, which have been operating since 1975, have never experienced any incidents resulting in a danger to employees, sub-contractors, the general population or the environment, this type of activity could present civil liability risks for the Group.

The personnel responsible for the operational activity on the sites hold special certifications obtained at the end of a specific program of both theoretical and practical training, including simulator exercises. Compliance with safety rules and conditions at the facilities are subject to inspections by an independent agency (AVN) and by a government agency responsible for nuclear safety (AFCN).

Nuclear plants operators share their experience at the international level and submit to audits (World Association of Nuclear Operators - WANO - or the International Atomic Energy Agency - IAEA) in order to maintain a high degree of safety. In 2007, a team of 15 experts from the IAEA conducted an in-depth audit of the safety procedures and systems in place at the Tihange plant. This audit, known as an OSART Operational Safety Review Team, resulted in a positive verdict in respect of the safety levels of the Tihange plant and was confirmed by the follow-up audit at the end of 2008. In fact, the Tihange plant received one of the best international scores. The Doel power plant will undergo the same audit in 2010, with a currently favorable prognosis in terms of results. This assessment by an independent international authority confirms the priority placed on safety at our nuclear plants. Moreover, all nuclear sites are ISO 14001 and certified by the Eco-Management and Audit Scheme (EMAS). The Group regularly monitors and reduces the volume of low and medium radiation level waste produced during operations. All nuclear waste management is under the responsibility of the Belgian public agency, National Agency for Radioactive Waste and Enriched Fissile Materials (ONDRAF). This is also the case for the vitrified waste coming from the spent fuel reprocessing programs operated at the Areva NC site in The Hague. Spent nuclear fuel is stored at the power production sites pending a political decision on the choice of the fuel cycle downstream process (recycling or not).

Costs pertaining to the management of spent fuel are included in the costs of electricity production from nuclear sources, and are the subject of provision accruals (see Note 17.2.3 in Chapter 20.2 of this Reference Document). In addition, the Group accrues other provisions for facilities dismantling costs (see Note 17.2.2 in Chapter 20.2 of this Reference Document). The Belgian Law of April 11, 2003 clearly defines the rules for using and monitoring the amounts provisioned for the Belgian plants.

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If the provisions of the Belgian law adopted in January 2003 on the progressive withdrawal from nuclear energy for the purpose of electrical production were effectively applied, it could result in a loss of revenues proportional to the length of the scheduled technical life of the plants as of the date of the first effective closing (2015). The political debate in Belgium on this issue has recently restarted in the run up to regional elections in 2009. Several political parties have voiced their support for extending the operating life of existing nulclear plants, along the same lines as recent decisions in Sweden. Elsewhere, and mainly in Europe, the Group is bidding for build and operate contracts for new nuclear power plants. Accordingly, the number of sites and the variety of nuclear reactor types operated could be increased.

4.4.5 PETROLEUM GAS EXPLORATION-PRODUCTION ACTIVITIES COMPRISE CERTAIN SPECIFIC RISKS

Exploration-production activities require high investments and are exposed to specific risks. In order to reduce their impact, the Group conducts its activities as a member of consortia, in which it may act as an operator or simply as a partner.

During the exploration phase, the main risk is geological and may result in a discovery of a lower than expected level, or even a zero level, of hydrocarbons.

In the production phase undertaken when hydrocarbon reserve estimates and economic analyses justify the development of a discovery, it may occur that revised reserve estimates fall short of forecasts and compromise the oilfield’s overall economic balance.

Exploration-production activity is also exposed to other risk factors, such as:

•

poor weather conditions that can lead to drilling delays and increased costs;

•

dependency vis-à-vis third party partners, notably when the Group is not the operator;

•

specific regulatory and administrative constraints such as the imposition of special obligations in terms of drilling and operations, environmental protection measures, exceptional cases of nationalization, expropriation or cancellation of contractual rights or regulatory changes relative to site dismantling and decontamination obligations;

•

changes with a fiscal impact such as royalties or customs duties levied on hydrocarbon production and finally, corruption or the risk of fraud encountered in certain countries.

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4.5 THE GDF SUEZ ORGANIZATION IN THE FACE OF TRANSVERSAL RISKS

4.5.1 ETHICS AND COMPLIANCE

Any act perpetrated by an individual or in collusion with others in violation of the Group’s rules and codes of conduct could have a severe impact on business continuity.

The competent regulatory agencies have broad prerogatives and powers in the area of energy and environmental services, which cover issues related to ethics, money laundering, respect for personal privacy, data protection, and the fight against corruption. Furthermore, it is difficult to predict the date of entry into effect or the form of new regulations or enforcement measures. Any change to current energy and environmental protection regulations could have a significant impact on the Group’s activities, and on its products and services and the value of its assets. If the Group does not succeed, or appears not to succeed, in satisfactorily complying with such changes or enforcement measures, its reputation could be affected, and the Group could be exposed to additional legal risks. This could result in an increase in the amount and number of claims and applications for compensation filed against the Group and expose the Group to compulsory enforcement measures, fines and penalties.

Despite the Group’s efforts to comply with applicable regulations, a large number of risks remain, due mainly to the imprecise drafting of certain regulatory provisions, the fact that regulatory bodies can alter their application instructions and the possibility of jurisprudence rulings being overturned. Regulatory agencies and legal bodies have the power to initiate administrative or legal proceedings against the Group which could notably result in the suspension or revocation of one or more permits or licenses held by the Group, in injunctions to cease or desist from certain activities or services, fines, civil penalties, criminal convictions or disciplinary sanctions, which would materially and negatively impact the Group’s activities and financial position.

In this area, as soon as it was formed, the Group put in place an ethics and compliance system based on systems previously deployed in the two former Groups. The Group is determined to scrupulously abide by all regulations and particularly those relative to preventing and combating all forms of fraud. However, isolated acts in contravention of the Group’s stated principles on the part of employees, mandated agents or representatives could expose it to criminal and civil sanctions, and to a loss of reputation.

4.5.2 LEGAL RISKS

The Group faces legal risks in the conduct of all its activities in its global markets.

Legal risks arising from the legal and regulatory context, operational activities, partnerships in place, and contracts concluded with customers and suppliers are discussed in the relevant sections of this Chapter 4. Significant disputes, procedures and arbitration to which the Group is a party are described in Section 20.7 of this Reference Document.

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4.5.3 RISKS RELATED TO HUMAN RESOURCES

4.5.3.1 The Group could encounter difficulties in acquiring the expertise required to implement its strategy, at the right time and in the right place

The Group conducts its activities across a broad spectrum of businesses that call for a wide variety of skills. Demographic ageing affects the Group in general and several of its technical expertise lines in particular. A major renewal of skills within the Group will be necessary over the forthcoming years. To avoid a loss of key skills, the Group is acting in anticipation of labor shortages in certain activities. The GDF SUEZ Group is working actively to enhance its attractiveness as an employer by deploying targeted policies, developing transversal mobility and the benefits of belonging to a Group, and by putting in place appropriate reward systems that make the Group a benchmark employer.

In addition, the Group’s international growth has consequences in terms of changes in activities that call for new expertise and extensive personnel mobility, notably on the part of managerial staff. To mitigate this risk, the Group places special value on international experience in terms of career prospects.

4.5.3.2 The Group could encounter difficulties in the labor relations area

The post-merger context has required the Group to enter into new collective bargaining agreements at a time of major financial and economic crisis. At the same time, consolidation for both the Gaz de France and SUEZ Groups is progressing, at the level of both employees and trade union organizations.

In addition, the Group has sought to rapidly give meaning to employee/employer consultations by embarking on negotiations to form a European Works Council to represent the new Group, as well the Group Committee. Negotiations are currently under way aimed at developing and reinforcing European and French social dialogue, guaranteeing balanced representation among the countries and the Group’s major businesses and developing social dialogue at the level of these major businesses. In parallel with these initiatives, dialogue is still being maintained with the former Group’s consultative bodies to avoid any breakage in the consultation and social dialogue chain.

This wish for social dialogue has been an integral part of organizational restructuring projects, the conditions for changes due to consolidation and social support for employees within the new Group. In this context, it is worthwhile mentioning the agreement on employee guarantees signed by the French trade unions (CFDT, CGT, CFE-CGC and CGT-FO) to cover the scope of the parent company, GDF SUEZ SA. This agreement provides for the deployment of a support system for employees who could be subject to functional and/or geographic mobility and/or a change of workplace without moving residence, as part of the merger process.

In the event of stalled negotiation processes, increased wage claims over purchasing power erosion in the current economic crisis or involvement in a broader labor conflict, the social climate within the Group could deteriorate and have a negative impact on productivity at certain sites and consequently on the Group’s results.

4.5.4 RISKS RELATED TO HEALTH & SAFETY AND THE PROTECTION OF CORPORATE ASSETS

4.5.4.1 Workplace health and safety

Strict prevention measures are in place to limit risks of damage to employee and sub-contractor staff health.

Some employees or sub-contractors may be exposed to products harmful to health (e.g.: organic solvents, asbestos, refractory ceramic fibers) or be accidentally contaminated by micro-organisms such as Legionnaires’ disease bacterias. The corresponding risks are subject to strict prevention measures.

Furthermore, the risk of a pandemic of the avian flu type has been included in prevention plans, either through the deployment of special prevention plans adapted to each entity, or through awareness training on the need to deploy business continuity plans.

In terms of workplace safety, the Group has invested in resources to improve on the already evident reduction in workplace accidents.

The Group’s entities and subsidiaries implement prevention and protection measures to ensure the safety of their employees and their sub-contractors in the workplace (e.g.: Accident Prevention Plan).

Furthermore, GDF SUEZ is firmly committed to the goal of reducing workplace accidents and of continuing, and improving on, the marked downward trend in the number of accidents observed over these past years.

Group senior management and Group entities work closely together to ensure coherent management of Health & Safety and Corporate Asset Protection policies.

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As an addition to the risk management practices deployed in the various activities, in 2008, the Group set up a Health & Safety Management System department that provides uniform transversal management within the Group of risks associated with employees’, sub-contractors’ and third parties’ health and workplace safety, industrial safety and the protection of tangible and intangible corporate assets. This department manages the Group’s “Health & Safety and Corporate Asset Protection” network.

4.5.4.2 Employee security

The security situation, already marked by acts of terrorism, radical movements, armed conflicts, organized crime, pandemics and even climate change could become even more strained due to the worldwide repercussions of the current financial crisis.

At the same time, the legal context has also become more stringent as illustrated by the adoption in France of new provisions in the Defense Law Code with the Law of December 12, 2005 and its application decree of February 23, 2006. This law requires critical infrastructure operators to participate in the fight against all types of threats, and notably against the terrorist threat. Similar provisions have been adopted at the European level with the Council directive 2008/114 dated December 8, 2008 that “concerns the inventory and classification of critical European infrastructures as well as the assessment of the need to improve their protection”.

Finally, jurisprudence considers that risks associated with terrorism for example cannot be considered as cases of force majeure insofar as the employer is aware, or should be aware, of the dangers to which its personnel is exposed in an at-risk area.

The systems in place are based on the coordination and centralization of safety measures for the Group’s expatriate and seconded employees to deal with the emergence of threats of all types to which they may be exposed. This mission is entrusted to the Security department that operates as part of the GDF SUEZ Security Network (GSSN) international network that includes head office, the Business lines and business units. To achieve this mission, the GSSN may rely on specialized external suppliers in both the health and security sectors. The GSSN has also developed close ties with the relevant Government departments, specifically the Ministries of Foreign Affairs and Defense. Finally, in addition to being involved in maintaining a “country watch list” the GSSN participates actively in the work performed by recognized inter-professional bodies such as, for example, the Centre Interprofessionnel de l’Expatriation (CINDEX) or the Club des Directeurs Sécurité des Entreprises (CDSE).

4.5.4.3 Corporate asset protection

Sensitive sites are subject to special protection measures. The recent emergence of transnational risks relative to terrorist activities or armed conflicts for example, has led the Group to protect its sensitive sites from any possible malevolent act.

The protection system is based on risk assessment that leads to the deployment of relevant protection measures at the sites.

The purpose of intangible asset protection is to cover risks to sensitive information relative to the Group’s activities in terms of possible theft, malevolent acts, corruption, industrial espionage or pirating.

Intangible asset protection systems are deployed in relation to the specific features of each entity through compliance with sensitive data protection rules. More generally, intangible asset protection is managed through a Group network tasked with the implementation of preventive actions as a result of security audits.

4.5.4.4 Crisis management

GDF SUEZ has organized its crisis management system at different levels of management. This system takes account of the various types of crises (industrial, human, media, financial, image, etc.) likely to affect the Group. These management practices are updated by way of exercises and experience feed-back and take account of applicable requirements in certain countries and in certain activities.

4.5.5 RISKS RELATED TO INFORMATION SYSTEMS

The complex nature of the information systems inherited from the merger may be a temporary source of vulnerability for the Group.

Information systems (IS) are of vital importance to support all the processes of the Group’s activities. As these information systems are increasingly interconnected and transversal between activities, their failure could lead to a loss of business and data, or violations of confidentiality commitments.

Following the merger, the complex integration of the computing systems, applications and infrastructures of the former Gaz de France and SUEZ entities, combined with the need to dismantle the IS components that were still linked to EDF could lead to undesirable short-term effects in terms of data security and smooth Group management process data flows. In addition to the deployment of short-term technical security measures, a vast information system convergence program was launched immediately after the merger with the setting up of shared service centers in order to overcome these potential problems.

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4.6 INSURANCE

The GDF SUEZ Insurance Department, whose management animates the internal network of specialists is composed of a central team whose members exercise a dual responsibility. They are in charge, on the one hand, in the insurance fields of Property (Material Damage and Loss of Profits), Employee Benefits, Liabilities, Automobile Insurances and Prevention, of the development, implementation and management of transversal programs and, on the other hand, as Branch Insurance Managers of the management of their Branch-specific programs and coverages.

For each one of these fields:

•

the transfer of severity risks to the insurance market continues as often as possible;

•

the optimization of the financing of hazard risks of low, or moderate amplitude, is largely based on self-insurance plans, either directly through deductibles and retentions or indirectly through the use of consolidated captive tools, the commitments of which range from €500,000 to €25 million per loss, which represents on a cumulative basis, an estimated maximum loss of less than 1% of the ex-Groups GDF and SUEZ 2007 revenues.

The annual premium volumes (taxes included) for technical year 2007 and relating to the main risks transfer programs implemented by the ex-Groups GDF and SUEZ in areas of (A) asset protection (material damage and business interruption) and (B) third party claims (liability) amount respectively for (A) to approximately 0.20% and for (B) to about 0.10% of the cumulated ex-Groups GDF and SUEZ 2007 revenues.

MAIN INSURANCE PROGRAMS

Civil Liability

•

A new D&O (Directors & Officers) Liability Program has been implemented with effect from the date of the merger covering the representatives of GDF SUEZ, its subsidiaries and that of its representatives in its participations.

•

A new general Liability Program (including damage to the environment) has been subscribed to with effect from January 1, 2009 for the benefit of all the Branches of the Group with a total limit of €800 million, all damages combined. This program operates at the first euro, or in excess of the underlying coverages underwritten by certain divisions (usually with a capacity of €50 million).

Nuclear Liability

In its role as operator of nuclear power plants in Doel and Tihange (Belgium), Electrabel’s nuclear operator’s liability is regulated by the Paris and Brussels conventions. These conventions have established an original system, derogatory from common law, inspired by the desire to provide compensation to victims and to encourage solidarity among European countries.

The nuclear liability falls exclusively on the operator of the facility where the nuclear accident occurs. In exchange for this strictly objective liability, the amount of compensation is capped up to a maximum amount per accident and is limited in time to 10 years. Beyond this maximum amount, an additional indemnification mechanism has been established by the states signatory to the conventions.

The Belgian national law of ratification requires the operator to provide a financial guarantee or subscribe to civil liability insurance and Electrabel’s insurance program conforms to this obligation.

Material Damage

The GDF SUEZ branches have insurance covering the facilities owned and leased, or entrusted to them. However, grid systems of transmission and distribution are generally excluded from this coverage.

The main programs provide for coverages based either on total reported value, or on basis of contractual limits anyone loss. In the latter case, the limits are set on the basis of major loss scenarios in accordance with insurance market rules and may reach $2 billion.

Business interruption and additional operating costs insurances, are subscribed on a case-by-case basis in function of the risk analysis performed taking account namely the existing emergency plans.

Construction projects are covered by « Erection All Risks » programs, subscribed by the project owner, project manager, or lead company.

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In the nuclear field, the nuclear plants operated by Electrabel in Doel and Tihange (Belgium) are covered for material damage by the mutual insurance company: Nuclear Electric Insurance Limited (NEIL/ONEIL).

The exploration and production activity mainly carried out offshore is covered by a specific insurance program tailored to the risks of this activity and in accordance with its practices.

Maritime Area (Marine Liability)

An insurance contract covers the transportation of LNG by gas tanker with a limit of €40 million per shipment.

Marine insurances cover ship-owner or charterer liability (unlimited, except for war risk up to $500 million and pollution up to $1 billion) and damage to ships up to their agreed value.

Employee Benefits

In accordance with legislation in effect and with business agreements, employee benefits programs covering against risk of accidents and medical expenses are developed at the level of the operational entities.

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5 INFORMATION ON THE COMPANY

5.1

HISTORY AND DEVELOPMENT OF THE COMPANY

36

5.1.1

Corporate name and name of issuer

36

5.1.2

Registration

36

5.1.3

Incorporation

36

5.1.4

Corporate headquarters - legal form - applicable LAWS

36

5.1.5

Significant events

37

5.2

INVESTMENTS

38

5.2.1

Principal investments

38

5.2.2

Major investments in progress

38

5.2.3

Major investments planned by the issuer

38

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5.1 HISTORY AND DEVELOPMENT OF THE COMPANY

GDF SUEZ (formerly referred to as Gaz de France) is the result of the merger of SUEZ (absorbed company) by Gaz de France (absorbing company), following the decision of the Combined General Shareholders’ Meeting of Gaz de France and SUEZ of July 16, 2008. The merger took effect on July 22, 2008.

5.1.1 CORPORATE NAME AND NAME OF ISSUER

The corporate name of Gaz de France has been GDF SUEZ since July 22, 2008 following the decision of the Combined General Shareholders’ Meeting of July 16, 2008 which approved the merger of SUEZ with Gaz de France with effect from July 22, 2008.

5.1.2 REGISTRATION

GDF SUEZ (formerly Gaz de France) has been registered in the Registre du commerce et des sociétés de Paris (Paris Register of Commerce and Companies) since December 24, 1954 under number 542 107 651.

Its NAF code is 3523Z.

5.1.3 INCORPORATION

The Company was created as an établissement public à caractère industriel et commercial (public industrial and commercial establishment, or EPIC) on April 8, 1946 and became a société anonyme (limited liability company) on November 20, 2004.

The Company was created for a duration of 99 years starting on November 20, 2004. The term of the Company will end on November 19, 2103 unless dissolved earlier or extended.

5.1.4 CORPORATE HEADQUARTERS - LEGAL FORM - APPLICABLE LAWS

GDF SUEZ has its registered headquarters at 16-26 rue du Docteur Lancereaux – 75008 Paris – France.

Its telephone number is: +33 1 57 04 00 00.

GDF SUEZ is a société anonyme (limited liability company) with a board of directors subject to legal and regulatory provisions applicable to limited liability commercial companies and any specific laws governing the Company and its bylaws.

The specific laws governing GDF SUEZ are Law no. 46-628 of April 8, 1946 on the nationalization of electricity and gas, Law no. 86-912 of August 6 1986 governing privatizatios on privatizations, Law no. 2003-8 of January 3, 2003 on gas and electricity markets and energy public service, Law no. 2004-803 of August 9, 2004 on electricity and gas public service and electricity and gas companies, and Law no. 2006-1537 of December 7, 2006 governing the energy sector.

The Company’s accounting period lasts 12 months starting on January 1 and ends on December 31 each year.

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5.1.5 SIGNIFICANT EVENTS

History of the Creation of GDF SUEZ

Initially set up under Law no. 46-628 of April 8, 1946 on the nationalization of electricity and gas as an EPIC type company, the Company became a limited liability company under Law no. 2004-803 of August 9, 2004 on electricity and gas public service and electricity and gas companies, amending Law no. 46-628 of April 8, 1946, whose provisions were aimed at organizing the change in the Company’s legal status.

On July 7, 2005, the Company publicly floated its shares on the stock market. The first listing of the Company’s shares, under its former name, Gaz de France, occurred on July 7, 2005 and trading on Eurolist by Euronext Paris began on July 8, 2005. In compliance with Article 24 of Law no. 2004-803 of August 9, 2004 requiring the Government to hold at least 70% of the capital of Gaz de France, the Government held 80.2% of such capital at the end of this operation.

The Company joined the CAC 40 index on September 1, 2005 and the Dow Jones Stoxx 600 index on September 19, 2005.

Law no. 2004-803 of August 9, 2004, as modified by Law no. 2006-1537 of December 7, 2006 governing the energy sector, required henceforth that the Government hold more than one third of the Company’s capital, and Decree no. 2007-1784 of December 19, 2007 authorized the transfer of the Company from the public to the private sector.

On July 22, 2008, the Company absorbed SUEZ via a merger.

SUEZ was the result of the merger between Compagnie de SUEZ and Lyonnaise des Eaux in June 1997.

At the time, Compagnie de SUEZ, which had built and operated the SUEZ Canal until it was nationalized by the Egyptian government in 1956, was still a holding company with diversified equity investments in Belgium and France, mainly in the financial services and energy sectors. Lyonnaise des Eaux was a diversified company involved in water and waste management and treatment as well as construction, communications and the management of technical facilities. SUEZ became an international industrial and services group with the mission of responding to essential needs in electricity, gas, energy services, water and waste management.

The merger of SUEZ with Gaz de France led to the transfer to the private sector of the majority stake in the Company, now called GDF SUEZ.

For more detailed information in the history of the company and the significant events of 2008, see Section 6.3 below.

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5.2 INVESTMENTS

5.2.1 PRINCIPAL INVESTMENTS

In 2008, the Group’s investments in property, plant and equipment and intangible assets totaled €10,498 million. Cash flows used in investing activities are explained in Section 9.5.3 of this Reference Document.

5.2.2 MAJOR INVESTMENTS IN PROGRESS

The Group’s objective is an investment program of €30 billion for the period 2008-2010.

These investments will be made by the Group while it continues to observe financial discipline (and maintain over the medium term both «Strong A» category rating and investment criteria), made for the most part in electrical production capacities, from renewable and classic forms of energy, primarily in Europe, Latin America and North America.

5.2.3 MAJOR INVESTMENTS PLANNED BY THE ISSUER

See Section 6.1.2 below.

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6 OVERVIEW OF ACTIVITIES

6.1

MAIN ACTIVITIES

40

6.1.1

Activities – An overview

40

6.1.2

Strategic priorities

49

6.1.3

Description of the activities of the Business Lines

50

6.2

MAIN MARKETS

120

6.3

IMPORTANT EVENTS

120

6.3.1

Gaz de France and SUEZ merger

120

6.3.2

Economic and financial crisis

121

6.3.3

Security of gas supply

121

6.4

DEPENDENCE ON PATENTS, LICENSES OR CONTRACTS

122

6.5

COMPETITIVE ENERGY POSITION

122

6.6

SUSTAINABLE DEVELOPMENT

123

6.6.1

Sustainable Development

123

6.6.2

Environmental information

125

6.6.3

Commitments to Society

136

6.6.4

Company Information

137

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6.1  MAIN ACTIVITIES

6.1.1 ACTIVITIES – AN OVERVIEW

6.1.1.1 Profile

GDF SUEZ has a presence across the entire energy chain, in electricity and in natural gas, every step of the way, including:

•

purchase, production and commercialization of natural gas and electricity;

•

transport, distribution, management and development of major natural gas infrastructures;

•

design and commercialization of energy services and environment-related services.

GDF SUEZ has a balanced profile thanks to its presence in complementary businesses across the energy value chain and in regions with varying circumstances.

Thanks to the industrially and geographically complementary nature of the two merged Groups, SUEZ and Gaz de France, GDF SUEZ holds a leading position in the European and global energy landscape.

The Group boasts high-performing energy businesses and a significant degree of convergence between natural gas and electricity activities; it is backed by solid assets that combine expertise, a balanced energy mix, natural gas/electricity convergence and a global presence. It features a diversified supply portfolio and a flexible, high-performing electricity generation system that is capable of proposing innovative energy solutions to private individuals, communities and companies.

GDF SUEZ is a utility at the heart of Europe that benefits from a flexible, diversified energy mix and founds its development on partnership and world-class leadership:

•

the Group is Europe’s largest buyer and importer of LNG, the largest LNG importer in the United States, the largest supplier in the Atlantic Basin and Europe’s second largest LNG terminal operator;

•

in independent electricity generation, the Group is the number one private producer in Brazil, Thailand and the Gulf States; and the second in Peru and in Panama;

•

in energy services, the Group is Europe’s leading supplier of multi-technical services.

In environment, SUEZ Environnement Company, 35.5%-held by GDF SUEZ, offers services and facilities that are essential for life and for environmental protection in the areas of water (from catchment to natural restoration) and waste (collection, incineration and recycling), for public communities and private-sector customers in more than 25 countries. SUEZ Environment Company is the world’s second-leading water operator and the third-leading waste operator.

6.1.1.2 Organization and key figures

6.1.1.2.1 Organization

GDF SUEZ is organized into five energy Business Lines and one environment Business Line.

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In France, the Energy France Business Line supplies natural gas and electricity, produces electricity and provides energy services to private individuals.

The Energy Europe & International Business Line (which is divided into three geographic divisions: Benelux-Germany, Europe, International) distributes electricity outside France and distributes and supplies natural gas, electricity and associated services outside France.

The Global Gas & LNG Business Line is in charge of natural gas and oil exploration and production, natural gas and LNG supply and shipping, energy trading and supply to large accounts in Europe.

The Infrastructures Business Line builds and operates large natural gas transport infrastructures in France, Austria and Germany, regasification terminals in France and Belgium, and distribution networks in France. It also manages storage activities in France and abroad.

The Energy Services Business Line manages urban networks in France and abroad, manages energy, industrial and service facilities and provides a full range of multi-technical services.

SUEZ Environment Company provides services related to water, sanitation and waste management as well as water treatment engineering.

GDF SUEZ also has support divisions (Center), which are responsible for overseeing the Group’s financial performance and strategy (see Notes – Chairman of the Board of Directors’ Report in accordance with article L.225-37 of the French Commercial Code).

6.1.1.2.2 Key figures

6.1.1.2.2.1 Financial data

GROUP

(Proforma figures, in € billion)	2008	2007	Gross change as a %
Revenues	83.1	71.2	+16.6%
EBITDA	13.9	12.5	+10.7%
Net income, Group share	6.5	5.8	+13.0%
Net investments	11.8	7.7	+53.2%

6.1.1.2.2.2 Electricity generation

GDF SUEZ owns and develops a flexible, high-performing generation system in its key markets: Europe, North America, Latin America, the Middle East and Asia. The Group’s installed capacity at December 31, 2008, full data, was 68.4 GW(1)  and 57.2 GW(2)  with share data.

(1)

Full calculation takes account of the capacity of GDF SUEZ’s wholly-owned assets, whatever the real holding rate may be, except in the case of nuclear drawing rights, added when the Group holds them, and deducted when they are granted to third parties by the Group.

(2)

The calculation by share takes account of the capacity of fully consolidated companies and the capacity of proportionately consolidated companies or companies using the equity method, in proportion to the share held.

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Using full data, the facilities comprise one-half natural gas plants, 19% hydraulic plants and 9% nuclear plants.

In 2008, the Group produced 276 TWh using full-data calculation and 238 TWh using the share data method.

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Half of the production (using full data) comes from natural gas plants, 18% from hydraulics and 17% from nuclear plants.

The combined power of Group projects under construction at December 31, 2008, was 20.4 GW, with around two-thirds of this coming from natural gas.

GDF SUEZ believes that this structure guarantees robust competitiveness in terms of both energy efficiency of power plants and environmental impact. In fact, production capacity comprises efficient technologies and low-pollution fuels.

The Group is continuing its efforts in this area, and it also participates in research to improve the efficiency of power plants and lessen their local and global environmental impact.

The Group’s electricity generation systems have low CO2 emissions, with an average emission rate of 325 kg CO2/MWh in 2007 in Europe, which is below the European average as estimated by PWC of 373 kg/MWh. Globally, the Group’s emission rate from its power plants at the end of 2007 was 395 kg/MWh in 2007.

The total power capacity of the Group’s projects under construction was 20.4 GW on December 31, 2008, of which approximately two-thirds is natural gas based.

6.1.1.2.2.3 Natural gas supply portfolio

The Group’s natural gas is primarily supplied through one of the most diversified portfolios of long-term contracts in Europe with sourcing in more than 10 countries. These contracts give GDF SUEZ the visibility it needs to ensure its development and the security of its supply. GDF SUEZ is also one of the most important short-term market players in Europe. On this market, it adjusts its supply to its needs by optimizing purchase costs.

The GDF SUEZ portfolio, which represents some 1200 TWh, or approximately 110 billion m3, is one of the most diversified in Europe.

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Its two leading suppliers are Norway and the Netherlands, which represent 23.4% and 14.5% of the Group’s long term supply respectively (using full data) (25.1% and 15.6% using the share data method). Russia, the Group’s third leading supplier, represents 13.8% of its portfolio (14.8% using the share data method).

● LONG-TERM GAS SUPPLY PORTFOLIO BY GEOGRAPHICAL ORIGIN (FULL DATA)

2 %
Libya
4 %
United Kingdom
6 %
Egypt
5 %
Others
12 %
Middle East-Asia including tolling
11 %
Algeria
909 TWh
8 %
Trinidad and Tobago
14 %
Russia
23 %
Norway
15 %
The Netherlands

Estimated data.

● LONG-TERM GAS SUPPLY PORTFOLIO BY GEOGRAPHICAL ORIGIN (SHARE DATA)

2%
Libya
4%
United Kingdom
7%
Egypt
5%
Others
6%
Middle East-Asia
12%
Algeria
8%
Trinidad and Tobago
846 TWh
15%
Russia
25%
Norway
16%
The Netherlands

Estimated data.

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6.1.1.3 The energy sector around the world and in Europe

6.1.1.3.1 The energy industry around the world

The global energy industry is facing with a triple challenge:

•

the challenge to ensure secure supply, resulting from the increase in demand for energy (+1.6% annually until 2030 according to the International Energy Agency reference scenario) due to several factors: changes in demographics, development, lifestyles, trade, aging infrastructures and the reduction in fossil fuel production in some areas;

•

the challenge to remain competitive, related to the increasing volatility of energy prices and the relative scarcity of fossil fuels;

•

a climate challenge, linked to the increase in greenhouse gas emissions (+1.6% annual increase in CO2 emissions until 2030 according to the scenario referenced above).

This triple challenge has brought about a rise in costs, substancial needs for capital spending and profound changes to the energy mix, all within a context of integration and deregulation.

Each year, the International Energy Agency (IEA) publishes its “World Energy Outlook” (WEO), a document analyzing the global energy forecasts. Much of the data included below comes from the 2008 edition, and corresponds for the most part to the IEA reference scenario. However, the agency deems that this scenario is unlikely to be sustainable, mainly given the presumed rise in greenhouse gas emissions and the resulting temperature increase. For this reason, in its 2008 edition, the IEA sets out two alternative scenarios based on highly voluntary policies to fight global warming: a “550 policy” scenario that corresponds to a stable atmospheric greenhouse gas concentration of 550 ppm CO2 equivalent and a “450 policy” scenario along these same lines. Most of the data below from the WEO 2008 is only available for the reference scenario.

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6.1.1.3.2 The electricity sector

Constantly increasing consumption

According to the IEA reference scenario, the global increase in electricity consumption is expected to be 2.4% annually between 2006 and 2030, with electricity’s share of final energy consumption increasing from 17% to 21%.

In Europe (27-member European Union), still according to the IEA, electricity production was 3,316 TWh in 2006. This production was broken down into coal (31%), nuclear (30%), natural gas (21%), and fuel oil (4%), with renewable energy accounting for approximately 14%.

An annual growth rate of 0.9% is expected from 2006-2030.

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Huge investment needs

For 2007-2030, worldwide electricity production needs are estimated at over 4,500 GW, representing a total investment (including transmission and distribution) in the region of around $13,600 billion (in 2007-dollars). There are currently 36 nuclear reactors under construction across the globe.

In OECD Europe, electricity generation capacity needs are estimated at approximately 700 GW, which represents an investment of more than $1,500 billion (in 2007-dollars) for production, plus over $700 billion (in 2007-dollars) for distribution and transmission.

Source: IEA WEO 2008, reference scenario.

Increasingly volatile and growing prices over the long term

Electricity cannot be stored. Supply and demand must be balanced at all times within a given area. This point, when combined with the highly variable nature of primary energy and CO2 prices, means that this type of energy has a highly variable wholesale energy spot market price.

Electricity prices regularly hit peak levels due to supply-demand pressures, influenced by low supply or high demand.

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● CHANGE IN POWERNEXT DAY-AHEAD™
BASE LOAD PRICE AND DAILY VOLUMES TRADED FROM JANUARY 1, 2004 TO JANUARY 1, 2009

€/MWh
GWh/d
Baseload Price €/MWh
Volume GWh/day
350
300
250
200
150
100
50
0
250
200
150
100
50
0
2004
2005
2006
2007
2008
2009

Source: POWERNEXT.

Nuclear, a Belgian and French exception

In Belgium, nuclear energy has a dominant position in electrical power production. In 2008, it represented around 55% of the total production in Belgium(1). All nuclear units are operated by GDF SUEZ, but part of the capacities is held by EDF and SPE.

France is distinctive in that most of its electrical power generation, more than 77%, originates from nuclear power(2) and most of this energy comes from EDF. Its main competitors are GDF SUEZ and E.ON (which acquired Snet in 2008).

At the beginning of 2009, the French government announced that a second EPR would be built in France, through a partnership between EDF and GDF SUEZ. A third EPR may also be built.

6.1.1.3.3 The natural gas industry

Constantly increasing consumption

•

Worldwide

The natural gas markets have experienced regular growth since 1973. From 1973 to 2007, these markets saw an average growth of 2.7% each year(3). In 2007, global natural gas consumption was 3,026 billion m3.

The share of total energy consumption held by natural gas is still increasing, although the pace is slowing. The IEA(4), in its reference scenario, predicts that natural gas share will increase from 21% in 2006 to 22% in 2030, an annual growth rate of 1.8%. This growth is expected to be driven primarily by Africa, Latin America and Asia, where annual rates will be over 2.5%. However, the European and North American OECD markets will remain the major markets over that period (representing 43% of final gas consumption in 2030).

According to the IEA, the electricity production sector should account for over half of the increase in global natural gas demand (+ 2.4% annually between 2006 and 2030), rising from 39% of demand in 2006 to 45% in 2030. The IEA states that many world regions prefer natural gas to other types of fuel, especially for electricity production, due to its competitive cost, its environmental advantages and the relatively low cost of investment necessary for a combined natural gas cycle compared with other means of centralized electricity production.

(1)

Source FEBEG (Belgian Federation of Electricity and Gas Companies).

(2)

According to data in the “Bilan énergétique de la France pour 2007” (French energy report 2007) from the Ministry of Ecology, Energy Sustainable Development and Regional Policy.

(3)

According to data in IEA’s “Natural Gas Information 2008”.

(4)

According to data in IEA’s “Word Energy Outlook 2008”.

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•

In Europe

In Europe (27-member European Union), again according to the IEA, natural gas consumption in 2006 was approximately 530 billion m3. The share of natural gas in primary energy consumption is expected to increase from 24% in 2006 to 29% in 2030 with an annual growth rate of 1% over the period, according to the reference scenario. Final demand for natural gas in Europe is expected to also increase between 2005 and 2030, with a more modest 0.5% annual increase.

Source: IEA WEO 2008, reference scenario.

The increasing demand for natural gas in the sector of electrical power production is, just as on a worldwide level, consistent and sustained. In 2006, power production made up 31% of primary natural gas consumption and should rise to 40% in 2030. The annual growth of power generation from natural gas over that period will be in line with the worldwide level, at above 2%.

This growth should be driven by Europe’s application of European directives that aim to fight global warming and cut greenhouse gas emissions by encouraging the use of energy sources that emit less CO2.

Natural gas supply

The global natural gas market is characterized by a concentration of reserves in limited locations, which are often distant from consumption areas. One fundamental trait of the natural gas industry is the high cost of transport, which makes up a significant percentage of the total cost of delivered natural gas.

Trade between regions is increasing (15% of primary natural gas demand in 2006, 23% in 2030), mainly due to brisk development in the LNG industry (of around 200 billion m3 in 2006, 680 in 2030), although overland exchange (large transport gas pipelines) is still the most common form of transport.

To transport these new amounts, the industry will have to build new gas pipelines and develop additionnal regasification capacity. The gas industry is extremely capital-intensive. The IEA estimates the need for investment in the global gas industry in 2007-2030 at over $5,450 billion (2007 dollars), of which 61% would go towards E&P, 31% would be used for transport and distribution and 8% for LNG.

Source: IEA WEO 2008, reference scenario.

European demand for natural gas is partly satisfied by European reserves. In 2007, 37% of the natural gas consumed in Europe (27-member EU) came from within Europe, with the remainder coming from Russia (24%), Norway (17%) and Algeria (9%). In 2006, the European Union’s natural gas production was around 200 billion m3, with 39% produced in the United Kingdom (77 billion m3) and 33% in the Netherlands (65 billion m3).

Source: Eurogas 2007-2008 Annual Report.

Given the expected drop in European production, in order to meet growing consumption, an increasing percentage of Europe’s natural gas supply needs to come from imports. The IEA predicts that natural gas imports to European OECD countries will increase from 241 billion m3 in 2006 (45% of consumption) to 477 billion m3 (69% of consumption) in 2030. These imports are expected to come primarily from Russia and Algeria, as well as other countries in West Africa, the former Soviet Union, the Middle East and Latin America.

Source: IEA WEO 2008, reference scenario.

6.1.2 STRATEGIC PRIORITIES

The Group has the benefit of a promising industrial outlook unaffected by the economic and financial crisis. GDF SUEZ’s competitive position in its businesses, its experience, its technological leadership and its commitment to sustainable development give it a solid foundation for growth in a changing competitive environment (see 6.1.1.3 The Energy Industry around the World and in Europe and 6.5 Competitive Environment).

In this context, GDF SUEZ plans to continue policies aimed at improving operating profitability and generating cash in all its businesses and increase its industrial development through a major investment program (€30 billion in 2008-2010). These investments will be carried out according to strict financial discipline (maintaining mid-term «strong A» category rating and investment criteria). These investments will focus on power generation capacities, both renewable and traditional, primarily in Europe and in the Americas, and on the entire natural gas chain (E&P, LNG, infrastructures, etc.).

The GDF SUEZ development strategy is based on five points:

•

reinforcing its leading position on both its domestic core markets, France and Benelux;

•

using complementary advantages to reinforce its offers: combined natural gas/electricity offers, innovative energy services;

•

accelerating industrial development, in particular: gas upstream (E&P, LNG), infrastructures and power production (nuclear, renewables...);

•

supporting growth in all of its businesses in Europe;

•

strengthening relays for international development (Brazil, Thailand, United States, Middle East), in particular by developing independent power generation on new high-growth markets.

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The strategic priorities, broken down by business, are as follows.

In electricity, the Group aims to develop a diversified, efficient, flexible and sustainable production mix with a capacity of 100 GW by 2013, more than 10 GW of which would be in France, mainly in renewable energy (hydraulic, wind, biomass and solar), nuclear power and natural gas plants.

Nuclear energy is a competitive source for electricity production, but it is also the only energy source that can help massively cut greenhouse gases on the short- and medium-term. Countries that use this type of energy are less import dependent than fossil fuel-using countries. The industry boosts technology, research, jobs and local development. GDF SUEZ is an historic player in the nuclear field (7 units in Belgium with 5,244 MW and stakes in the French nuclear power plants in Chooz and Tricastin for 1,100 MW), with 40 years experience in the upstream cycle (engineering, purchasing, operation, maintenance, etc.) and the downstream cycle (waste services management, decommissioning). It also boasts solid industrial credibility (world-class operational performance), a constant commitment to safety and an original development model in partnership with manufacturers and large consumers. Backed by these assets, GDF SUEZ aims to play a leading role in the new nuclear generation and support the development of third-generation nuclear reactors in France (where the Group is a partner in the second EPR), Europe and beyond.

In French retail commercialization, the Group is developing multi-energy offers with the ultimate goal of 20% market share of retail electricity customers.

In exploration-production and natural gas supply, the Group aims to bringing its reserves up to 1,500 Mboe eventually and continue developing, diversifying and streamlining its portfolio.

In LNG, the Group will continue its growth by making the most of its solid positions to build on its number-one position in the Atlantic basin.

In infrastructures, the Group will have annual regasification capacities of 33 billion m3 in France and Belgium by 2013. It will develop its storage capacities in Europe (+ 3 billion m3 between 2008 and 2015) and it will increase its transport capacities by 15% between 2008 and 2013.

In energy services, the Group hopes to capitalize on opportunities for development while positioning the Group amongst the most profitable players.

In the environment Business Line, the Group hopes to achieve robust development with profitable growth in the water and waste management businesses, through targeted development in Europe and a selective international approach based on new business models: management contracts, long-term capital-intensive partnerships, and innovative financial packages.

6.1.3 DESCRIPTION OF THE ACTIVITIES OF THE BUSINESS LINES

GDF SUEZ is organized into five energy Business Lines and one environment Business Line, each of which will be presented below.

6.1.3.1 Energy Business Lines

6.1.3.1.1 Energy France Business Line

1 Mission

GDF SUEZ’s Energy France Business Line is a major player in the French energy sector.

It performs a range of activities from power generation to the sales and marketing of natural gas, electricity and related services, and eco-comfort solutions for housing.

Its presence in the Group and its diversified, efficient production assets give GDF SUEZ customers a highly competitive energy and service offer thanks to the flexibility of its production and supply.

2 Strategy

The GDF SUEZ Energy France Business Line has invested to become a major player in French sustainable development. Its production capacities have low carbon emissions and include a high percentage of renewable energy sources. The GDF SUEZ Energy France Business Line also provides its customers with service offers that aim to promote the use of renewable energy in their homes.

The Business Line has clear development objectives in France’s energy sector: to sustain its leader position in natural gas sales and marketing, to be the main challenger in electricity production and sales and marketing and a reference in eco-comfort solutions for individual housing.

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3 Organization

4 Key figures

• NET SALES AND EBITDA FOR THE BUSINESS LINE

(Unaudited proforma figures, millions of euros)	2008	2007	Gross change as a %
Revenues	14,457	12,368	16.9%
EBITDA	246	368	(33.1%)

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• POWER GENERATION CAPACITIES – ACCOUNTING CONSOLIDATION METHOD (FULL CONSOLIDATION UNLESS OTHERWISE STATED)

	2008	2007
Generation capacity (in MW)
Thermal division	1,210 (**)	788
Hydraulic division	3,714	3,710
Other renewable energies division (*)	384	250
Nuclear (drawing rights)	1,108	1,108
TOTAL	6,416	5,856
Electricity production (in TWh)
Thermal division (***)	4.0	3.7
Hydraulic division	17.5	17.0
Other renewable energy division	0.7	0.1
Nuclear (drawing rights)	7.6	7.7
TOTAL	29.8	28.5
Natural gas sales (in TWh)
B to C	147.5	138.6
B to B	146.6	150.7
TOTAL	294.1	289.3
Electricity sales (in GWh)
Retail customers	2,740	1,588
Large Account customers	11,542	14,122
Market sales	16,380	12,234
Purchase obligations	1,108	468
TOTAL	31,771	28 412
Number of customers (in thousands)
Number of natural gas sites	10,638	11,004
Number of electricity sites	589	209
Number of boiler maintenance contracts	1,462	1,456

(*)

Maïa Eolis at 49%, proportionally-consolidated, Eole Generation in stake held (5.6 MW for St Servais + 51% of 7.5 MW (according to the agreement, 49% Endesa) for Cernon fleet 1 + 9.16% of 10 MW of Cernon 2 fleet (the remaining 90.84% stake is held by local investors).

(**)

Including Cycofos in test phase for 422 MW.

(***)

Recognized share of sales to ArcelorMittal on DK6.

Key positions:

•

Number 1 natural gas supplier in France;

•

2nd leading electricity producer and seller in France;

•

2nd leading hydraulic producer;

•

Number 1 wind producer;

•

Number 1 in individual boiler maintenance in France;

•

Headcount: nearly 10,000 employees.

5 Highlights in 2008

•

Acquisition of several eco-comfort subsidiaries (ABM Energie Conseil on December 28, 2007, Energies du Sud in March 2008, Coraver on July 7, 2008, Energia on July 21, 2008, Geoclim on July 25, 2008, Clipsol on October 2, 2008) which were combined under the subsidiary Climasave.

January

•

Launch of new distribution channels for private individuals through partnerships with LCL and Darty.

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March

•

Participation in EDF’s call to tender: acquisition of nuclear release sourcing in March and November.

April

•

Development of the wind power business by adding to the size of farms (extension of the Haut des Ailes d’Erelia farm in April and inauguration of the first wind farm in Picardy by the Compagnie du Vent in June) and through acquisitions (in February, Nass & Wind, now Eole Generation, Fox and Great by CNR).

•

Inauguration of the Verna plant by the SHEM in April 2002.

September

•

The 2008 Palme d’Or for the best civic corporation awarded to the B to C Sales and Marketing Business Unit.

October

•

Creation of a shared balance group that pools all the Energy France Business Line’s power generation sources.

•

Launch of the “Dolce Vita 2 Énergies Nature” offer.

November

•

Acquisition of 100% of shares of Savelys.

6 Power Generation BU

GDF SUEZ began developing a high-performance, diversified electricity supply portfolio. GDF SUEZ’s installed capacity in France represented over 6 GW at the end of 2008, 64% of which came from renewable energy sources. There is an additional 1.3 GW under construction with a target of 10 GW in installed capacity by 2013.

In France, GDF SUEZ’s power generation business is organized into three divisions:

•

a thermal division, which, in late 2008 had a 788 MW natural gas combined cycle in operation in Dunkerque. This plant uses smelting gases from the nearby ArcelorMittal steelworks. A second natural gas combined cycle is set to be commissioned in 2009; this 422 MW plant (with a 62 MW smelting gas recovery unit under construction) is located in Fos-sur-Mer.

There are two other combined gas cycles under construction, one in Fos-sur-Mer (425 MW) and one in Montoir-de-Bretagne (435 MW). They are set to start production in 2010. Plans for a cutting-edge power plant in Ploufragan (Côtes d’Armor) are pending administrative approval.

•

a hydraulic division organized around the Compagnie Nationale du Rhône (CNR, 49.98%-owned by GDF SUEZ, fully-consolidated) and the Société Hydroélectrique du Midi (SHEM, 99.67%-owned by GDF SUEZ, fully-consolidated). With 15% installed capacity and more than 25% of French hydraulic production, GDF SUEZ is the country’s second-leading hydraulic operator. In France, its development is currently carried out through building and acquiring new structures, developing production on existing sites by building small hydroelectric power plants on sills, locks and dams, and taking over concessions in preparation for deregulation of the French hydroelectric concession market.

The Compagnie Nationale du Rhône was founded in 1933 and is the sole concessionaire for development and operation of the Rhône. Its work on this concession is threefold:

•

generating electricity;

•

improving river navigation;

•

farm irrigation.

It operates 19 hydroelectric power plants and dams along the Rhône. Each year, it produces an average of 15.7 TWh and has a workforce of approximately 1,200 staff.

GDF SUEZ is currently its primary shareholder (49.98%) alongside Caisse des Dépôts et Consignations and local communities.

•

a renewable energy division has put GDF SUEZ, through its subsidiaries (Maïa Eolis, Erelia Group, Eoliennes de la Haute Lys, La Compagnie du Vent, Eole Generation, CN’AIR, Great), at the top of the French wind power assets, with an installed production capacity of 384 MW at the end of 2008, in addition to the 400 MW under construction or approved for construction (exempt from appeal). The Group also hopes to develop offshore wind projects through its subsidiary La Compagnie du Vent with the Deux Côtes (two coasts) project, which plans to build offshore wind farms off the coast of the Somme and the Seine-Maritime departments, totaling 141 wind turbines and 705 MW in power. The Group also owns a large portfolio of photovoltaic solar projects and has signed a protocol with CEA (1) to begin a feasibility study on plans for a cylindro-parabolic demonstrator (concentrated solar technology) in Cadarache (Bouches-du-Rhône).

7 Energy Management France BU

The Energy Management France BU aims to increase the value of electricity generation, provide the Business Line’s Sales and Marketing  BU’s with electricity and natural gas at the best possible price, manage transmission and streamline the GDF SUEZ Energy France Business Line’s energy balance sheet.

In 2008, the GDF SUEZ Energy France Business Line managed diversified electricity portfolio with nuclear contracts and one natural gas combined cycle plant, and cutting-edge and run-of-the-river hydraulic facilities (CNR and SHEM). To round out its basic and peak supply, GDF SUEZ has access to market products or structured contracts (Nuclear Release, contract with EDF, etc.).

With this in mind, the Business Line successfully submitted bids to the March 2008 and November 2008 calls to tender organized by EDF (Nuclear Release) and through a bid mechanism acquired quantities that allowed it to secure its short-term commercial development. In addition, the three year contract previously signed with EDF ended in September 2008.

During the merger, a shared balance scope was introduced on October 1, 2008 with the goal of reducing the penalties brought about by differences between planned and completed injection and drawing from the French electrical network.

With the Global Gas & LNG Business Line, this BU manages natural gas supply for its combined cycle plants and for the Energy France Sales and Marketing BUs. It is also in charge of managing transmission on the natural gas distribution network and hedging the natural gas market risks faced by the Energy France Business Line.

(1)

CEA: French Atomic Energy Commission

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In operational terms and in the context of formalized and adequate risk, the Energy Management BU aims to support the development of:

•

sellers, by providing them with competitive sourcing;

•

an increasingly broad and diversified production asset base.

In 2008, within the BU’s scope, the managed volumes represented 31.8 TWh in electricity and 294 TWh in natural gas.

8 B TO B Sales and Marketing BU(1)

The B to B Sales and Marketing BU sells natural gas, electricity and related services to French industrial customers (1) , the private and public service sector, collective housing associations and local communities.

At December 31, 2008, it managed a portfolio of 263,000 natural gas sites and more than 128,000 electricity sites, representing approximately 55,000 customers.

In 2008, its natural gas sales totaled 147 TWh, compared with 150 TWh in 2007. Sales were slightly down (-2%, excluding the effect of the climate, or -6% corrected to account for this factor), due to the negative effect of the unfavorable economic conditions on the market and a loss of customers to other operators.

The BU aims to:

•

preserve its natural gas sales volumes;

•

continue developing its customer portfolio in electricity by continuing to pool its natural gas and electricity Sales and Marketing since the GDF SUEZ merger;

•

support its customers in controlling energy consumption, through innovative offers, thereby maintaining its market share by building its customers’ loyalty;

•

guarantee profit levels in line with the Group’s expectations.

It aims to steer its customers towards a comprehensive approach to energy, combining business performance and respect for the environment.

It relies on a portfolio of recognized brands: Gaz de France Énergies Communes, “an alliance for quality of life in the regions”, which targets elected officials and regional public servants, and Gaz de France Provalys, which upholds two core values: customer recognition (relevance, performance, proximity) and responsibility (sustainable relations and support for better energy control), and similarly on a panel of innovative offers, in particular its AlpEnergie electricity offers, which provide access to a renewable electricity supply from GDF SUEZ’s hydraulic resources.

9 B TO C Sales and Marketing BU(2)

The individual gas and electricity market was deregulated on July 1, 2007, making 2008 the first full year after this historic event. Deregulation made it possible to stabilize customer management after the implementation of a new information system and to offer customers package deals for natural gas and electricity. Under this option, around 360,000 additional customers chose an electricity market offer. GDF SUEZ has tested new sales and contact channels, using the internet and partner networks with players who decided to carry a portion of GDF SUEZ’s services and offers: the DolceVita network of installers, the bank LCL, and a network of more than 200 outlets in partnership with association that work with disadvantaged customers.

In addition, the special solidarity rate (TSS) was introduced according to the schedule set by the French State in the second half of the year and is now operational.

Naturally, this deregulation resulted in the loss of some natural gas customers (approximately 370,000 in 2008, 3.6% of customers) 256,000 of whom left between January 1 and September 30, 2008 (official CRE figure from the third quarter of 2008).

New offers were launched. DolceVita 2 Énergies Nature’s offer, was the first fixed price market offer giving private individuals the choice of a 100% commitment to the environment. Also of note, 300,000 additional customers chose to pay their bills monthly for easier personal management (50.4% customers pay monthly).

It was also the first year the entire customer base operated under the new Symphonie customer relations management information system. Through successive versions and upgrades, many of the system’s early-stage anomalies were corrected following customer complaints.

Major efforts were made to handle these complaints, and a customer service department was set up. This department is in charge of resolving complaints and analyzing the messages received to continually improve processes and quickly restore service quality.

The CRE, consumer associations, the DGCCRF (3) , and the National Energy Mediator were kept regularly informed of the difficulties encountered and the solutions that were progressively introduced to the information system.

Finally, customer switchboard accessibility levels put GDF SUEZ among the top-ranked service companies in 2008.

In October 2008, the B to C BU launched DolceVita 2 Énergies Nature, the first fixed price market offer giving private individuals the choice of a 100% commitment to the environment, all while controlling their energy spending. With DolceVita 2 Énergies Nature, customers not only benefit from a fully-renewable electricity offer, but they can also purchase carbon credits to offset all of the CO2 emissions from their natural gas consumption.

The historic electricity providers’ current regulated sales prices make it difficult, under today’s market sourcing conditions, for alternative providers such as GDF SUEZ to develop market offers.

(1)

B to B: business to business.

(2)

B to C: business to customers.

(3)

DGCCRF: French Department of Competition, Consumption and the Fight against Fraud.

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10

Households services BU

The Households Services BU aims to develop energy-efficient renewable energy-based solutions for private individuals in collective and individual housing. This business unit is a growth driver for GDF SUEZ, since it is active in added-value services to private individuals, which generate revenues and margins.

It was created with a dual objective in mind: to meet the Grenelle de l’Environnement goals while creating value and synergies between its businesses.

It comprises 3 divisions:

•

CLIMASAVE, which markets energy-efficient solutions based on renewable energy for housing (consulting, installation, financing, maintenance, warranties);

•

SAVELYS, which installs and maintains energy systems for private individuals;

•

SOLFEA bank, which specializes in financing efficient home energy installations.

CLIMASAVE

Due to stronger regulatory restrictions, synonymous with an opportunity for the Group to seize value, GDF SUEZ Energy France decided to make a voluntary commitment to the energy efficiency market and to renewable energy for housing (a concept known as “eco comfort”).

This growing market gives the Energy France Business Line the chance to move from a consulting role towards a new business that consists of consulting, selling, installing, maintaining, financing and providing renewable energy-based solutions.

In 2008, GDF SUEZ acquired five companies specialized in home eco comfort (Energia Group, ABM énergie Conseil, Coraver, Geoclim and Clipsol), with a total equivalent revenues of €60 million and 600 employees, which were grouped together under the holding company CLIMASAVE, specifically created for this type of investment.

	Business	Market	2008 revenues (*)	Employees	% stake	Method of consolidation
Clipsol	Production, assembly and distribution of thermal and photovoltaic solar kits	Individual housing Collective housing	€20 M	130	51%	Fully-Consolidated
Energia Group	Renewable energy solutions integration	Individual housing under renovation	€35 M	346	54%	Fully-Consolidated
Coraver	Renewable energy solutions integration	Private individuals	€4.5 M	38	100%	Fully-Consolidated
Geoclim	Renewable energy solutions integration	Private individuals	€3.5 M	17	100%	Fully-Consolidated
ABM Énergie Conseil	Consultancy and thermal study firm	New service sector, individual home construction, private individuals	€1.5 M	18	100%	Fully-Consolidated
(*) Unaudited revenues. Consolidated revenues only include the portion at the acquisition date.

GDF SUEZ also bought a stake in Energies de Sud, a company specialized in backing projects that develop full energy solutions with customers in the Hérault (France).

This new position on the private customer market gives GDF SUEZ richer customer relations, brands and offers and allows it to encourage the use of natural gas in eco comfort solutions.

SAVELYS

In France, SAVELYS works in the area of energy system maintenance for private individuals (individual and collective). Its activities include both contractual maintenance of fuel oil and gas boilers and heat pumps as well as all types of heating facility repair and replacement.

SAVELYS and its subsidiaries are present across France, with more than 250 agencies, which makes them the leader in their market (> 1,400,000 boilers under contract) with around 30% market share and number two in Europe after Centrica (British Gas).

On December 31, 2008, its customer portfolio was as follows:

•

47% individual customers;

•

47% collective customers (private or public);

•

6% collective heating (private or public).

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BANQUE SOLFEA

In 2008, Solfea confirmed its position as the specialist in eco-efficient housing financing and was awarded the first “Trophée” from CAPEB (1)-partner companies.

At the end of the year, total outstanding loans stood at €543 million. In addition, Banque Solfea, the leading CEE (2) collector in individual housing for GDF SUEZ, collected 35,000 CEE.

In a troubled economic climate, its operating income of €5.6 million was higher than predicted. Financial rating agency Standard & Poor’s confirmed Banque Solfea’s ranking as “A long-term positive outlook.”

11 Legal and regulatory framework

Risks related to the regulation of administered and regulated prices

Some of GDF SUEZ’s energy and service sales are made in the context of administered prices which are subject to regulations. French laws and regulations, European legislation, and decisions from regulatory bodies (in particular the Commission on Energy Regulation’s decisions on access rates to some infrastructures), impact GDF SUEZ’s revenues, profits or earnings due to the partial impact of supply or non-supply costs on natural gas rates.

For 2005-2007, the principles for setting natural gas rates were specified in the Ministry of Economic Affairs, Industry and Labor’s June 16, 2005 decree. This decree was only applied partially during this period. Moreover, its period of validity ended on December 31, 2007. The rate change principles should therefore be covered by a new regulatory framework. The conditions for implementing rates as part of the future public service contract are subject to discussion with the public authorities.

Failure to respect the principles set out in rate updates exposes the Group to the risk that the following will not be or will only partially be respected:

•

the cost of its natural gas supply if oil product prices and/or the euro-dollar exchange rate change;

•

non-supply costs related to changes in transmission infrastructure and storage rates and to commercial expenses.

Sale price of natural gas

GDF SUEZ sells natural gas based on two price systems:

•

administrative rates for customers who have not opted to select their natural gas provider;

•

negotiated prices for eligible customers who have opted to select their natural gas provider and who have left the administrative rate system.

Administrative rates

There are two types of administrative rates:

•

public distribution rates for customers using less than 5 GWh per year and connected to the distribution network;

•

subscription rates for customers using more than 5 GWh annually who are also connected to the distribution network or directly to the transmission system network.

The pricing structure is fixed according to French law dated January 3, 2003 and decree no. 90-1029 of November 20, 1990, which regulate the price of fuel sold via distribution and transmission system networks. These provisions state that the rates must cover resulting costs.

Public distribution rates

Regulated public distribution rates apply to approximately 10 million customers. There are currently six main categories of public distribution rates: four for residential use or small shared boiler rooms, as well as two seasonally adjusted rates (gas prices are higher in winter than in summer) for medium and large shared boiler rooms. The B1 rate (and equivalents), apply to individual heating, cooking and hot water for domestic purposes. This applies to the majority of customers, approximately 6 million as of December 31, 2008.

Public service contract

Starting in 2005, the 2005-2007 public service contract signed by the French State and Gaz de France on June 10, 2005 outlines rate during the defined period, according to the following guidelines:

•

quarterly revision of rates;

•

average change level in rates to cover:

-

supply costs so the Group can pass fluctuations in gas prices on to customers as they occur on energy markets. Changing supply costs are taken into consideration with every price revision, based on the price of petroleum products for the six-month period ending one month before the price revisions are taken into account,

-

expenses minus supply costs (including the usual margins for this type of activity), calculated based on the necessary costs for providing natural gas to customers via public distribution;

•

Gaz de France’s commitment to share the benefits of increased productivity with its customers with a real term 1.4% annual rebate on charges, excluding supply costs.

Should the French State refuse GDF SUEZ’s proposal for a rate adjustment in accordance with contract provisions, the terms of compensation must be settled in consultation with the Company and an acceptable financial arrangement must be agreed within 12 months.

The public service contract is currently being renegotiated.

Change in public distribution rates

Until 2004, rates were revised every six months in accordance with the agreements concluded between the French State and Gaz de France. These revisions were made subject to an inter-ministerial decree upon Gaz de France’s request and from January 2003, following the CRE’s opinion.

In accordance with the 2005-2007 public service agreement, the June 16, 2005 decree by the Finance and Energy ministers set out the rate between 2005 and 2007 (quaterly reviewed) and the terms for recovering costs through rates and the conditions for compensation for revenue shortfalls posted in 2004 and 2005.

(1)

CAPEB: French confederation for small construction businesses.

(2)

Energy Savings Certificate.

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Under the December 29, 2005 order (after the unfavorable opinion of CRE), the French State suppressed the January 1, 2006 rate increase that would have occurred under the June 16, 2005 order.

In an April 28, 2006 order, the French State increased rates by 5.8% (€0.0021 /kWh) effective May 1, 2006. This order was met with an unfavorable opinion from the CRE, which noted that this increase would not have a full effect on changes in Gaz de France supply costs and that the offset for the total earnings deficit was not taken into account.

In a December 10, 2007 decision, the Council of State revoked the December 29, 2005 order, supporting the July 27, 2007 decision of the Competition Tribunal that showed Gaz de France costs had not been covered by regulated sales rates for years.

It specified principles governing its control on rate adjustment decrees for the future and proposed a mechanism which would take into account past, present and future considerations. It instructs the relevant ministers on the day they make their decisions:

•

to allow coverage of the average total costs of operators, as evaluated to date;

•

to consider an estimate of the variation of costs over the coming year in the light of available data;

•

to adjust rates so as there is a significant gap between rates and costs to compensate for below market rates from the previous year within a reasonable timeframe.

Financial consequences and public distribution rates today

Since November 2004, rate increases have not fully reflected the  total changes in costs that generated a loss of €130 million in 2004, €370 million in 2005 and €511 million in 2006.

The rates were not changed in 2007, which saw lower energy prices in the first half, followed by an upturn at the end of the year. This led to a surplus of €84 million in 2007. These figures resulted in a net sales loss of €927 million at December 31, 2007.

In 2008, the French State increased rates by €0.00173/kWh on January 1 in an order dated December 27, 2007, by €0.00264/kWh in an order dated April 17 and by €0.00237/kWh in an order dated August 12.

The December 2007 and August 2008 orders were enacted after the CRE’s unfavorable opinion due to these decisions’ incomplete attention to costs.

In addition, the State did not wish for rates to increase on October 1, 2008. For this reason, GDF SUEZ’s loss of revenues for 2008 amounted to €679 million.

The situation at the end of 2008 was as follows:

•

the total loss of revenues since 2003, and the additional losses as a result of failure to recover costs, mainly supply costs, totaled €1,606 million at December 31, 2008;

•

the rates are at a level which is below the level that GDF SUEZ deems necessary to cover all the costs;

•

there is no longer any multi-annual framework set out by decree.

The rates decree determining changes to the distrubuted natural gas regulated rates April 1, 2009 was published in the Official Journal on March 29, 2009. It anticipates a reduction of 0.528 euro cents/kWh, or 11.3% on average, which the CRE approved.

GDF SUEZ hopes that the newest public service contract can be concluded swiftly, particularly with regard to new rates. The Company has already presented its cost-rate allocation formula to the relevant authorities and the CRE.

Year	Annual losses In millions of euros	Total losses 2004-2008 In millions of euros
2004	130	130
2005	370	500
2006	511	1,011
2007	(84)	927
2008	679	1,606

Subscription rates

Subscription rates applied to approximately 1,300 customers on December 31, 2008. These rates change quarterly at GDF SUEZ’s initiative with tacit approval of the Ministers of Finance and Energy subsequent to review by the CRE. The rate paid by a particular customer depends upon consumption volume and maximum daily flow, as well as the distance between the primary transmission system and the point of delivery (for customers connected to the transmission network) or between the transmission network and distribution network to which the customer is connected. Rates are subject to quarterly review. Adjustments take into account prevailing euro-dollar exchange rates as well as the price of petroleum products, with an annual adjustment for inflation.

Subscription rates increased regularly throughout 2008 due to rising supply costs and the July 1, 2008 increase in transmission rates on distribution networks.

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Representative supply cost formula

In 2008, GDF SUEZ updated the representative supply cost formula for regulated rates. This new formula was applied starting on July 1 for public distribution rates (August 15 movement) and on October 1 for subscription rates.

In its December 22, 2008 opinion, the CRE confirmed that the formula gives a fair approximation of GDF SUEZ supply costs. This way, the CRE validated its relevance and the change proposed by the Company.

6.1.3.1.2 GDF SUEZ Energy Europe & International Business Line

The GDF SUEZ Energy Europe & International Business Line is in charge of the Group’s activities outside France, in particular the electricity production and energy supply activities.

The Business Line is organized in three divisions:

•

the GDF SUEZ Energy Benelux and Germany division, which includes the energy production and sales activities in Benelux and in Germany. It is made up of (i) the entities in charge of the Electrabel’s activities in Benelux and the Group’s activities in Germany and (ii) the entities and stake holdings in charge of energy sales in Benelux and Germany;

•

the GDF SUEZ Energy Europe division is active across the European continent (including Russia), except in France, Benelux and Germany. It is organized by country, each of which is grouped into geographic areas;

•

the GDF SUEZ Energy International division aims to use and enhance the Group’s expertise in energy activities outside Europe. It is organized by geographical zone (North America, Latin America, Middle East - Asia - Africa).

• NET SALES AND EBITDA FOR THE BUSINESS LINE

Unaudited proforma figures, millions of euros	2008				2007				Gross change as a %
	Benelux and Germany	Europe	International	Total	Benelux and Germany	Europe	International	Total
Net sales	14,156	8,749	7,623	30,528	11,907	6,609	6,682	25,198	21.2%
EBITDA	1,752	844	1,799	4,395	1,796	709	1,673	4,178	5.2%

Energy trading and optimization (portfolio management and trading)

The Group’s energy activities conform to its general business model of stabilizing and streamlining margins between production assets, long-term fuel supply contracts, and sales. In addition, the Group is developing energy trading activity in Europe on behalf of itself and its customer base.

On a European level, the GDF SUEZ Energy Europe & International Business Line is a forerunner in energy trading. Thanks to its experience, it can offer products and services by combining the physical supply of electricity and natural gas and financial instruments. It optimizes its global energy margin on markets (fuel purchases, optimization of electricity produced, and providing sales). The GDF SUEZ Energy Europe & International Business Line is an active operator on most of the electricity markets in Europe and on several natural gas markets, mainly in Belgium, the Netherlands, the United Kingdom and Germany. The GDF SUEZ Energy Europe & International Business Line is also active on the coal and fuel oil markets and on the European CO2 market.

Under its Central Portfolio Management activities, the GDF SUEZ Energy Europe & International Business Line also develops proprietary trading positions with capped VaR.

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The GDF SUEZ Energy Europe & International Business Line is also actively promoting better electricity market integration in western Europe. As an active participant in these markets, it supports initiatives from the authorities and markets concerned. Since the end of 2006, Powernext (France), Belpex (Belgium) and APX (The Netherlands) have worked concurrently, and these three markets’ hourly rates converge more than 60% of the time. The Energy Europe International Business Line appeals to network managers and regulators for this concurrent work to be extended to Germany’s EEX market and for an infraday market to be set up between the countries concerned.

In the United States, the energy trading activities carried out by the companies of GDF SUEZ Energy International are now focused on Central Portfolio Management (CPM). This activity involves integrated risk management related to the wholesale prices of staple products for the entire asset portfolio involved in electricity production, LNG, and retail electricity contracts of GDF SUEZ Energy North America. As part of its CPM activities, GSENA also takes limited positions through proprietary trading for products and positions related to its operational activities. GDF SUEZ Energy International manages its trading activities in the United States through SUEZ Energy Marketing NA, while the Trading and Portfolio Management entity does this for the Business Line for Europe.

6.1.3.1.2.1 Energy Benelux and Germany Division

The Energy Benelux and Germany division operates in the areas of electricity production and sales, natural gas distribution and sales and energy services. These activities benefit from support from energy trading and portfolio management in its Business Lines.

• BENELUX AND GERMANY ORGANIZATIONAL CHART

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• NET SALES AND EBITDA FOR THE BUSINESS DIVISION

Unaudited proforma figures, millions of euros	2008	2007	Gross change as a %
Net sales	14,156	11,907	18.9%
EBITDA	1,752	1,796	-2.5%

Energy Benelux and Germany division’s strategy

The Energy Benelux and Germany division works in the areas of electricity and heat production and sale, and in the commercialization of natural gas and energy services. It offers lasting, profitable and innovative energy solutions to companies, private individuals and local communities.

On its business markets, it aims to:

•

consolidate its lead position in Benelux;

•

develop its activities in Germany;

•

take full advantage of the potential of the integrated electricity wholesale market in Benelux, France and Germany (Central West Europe regional market).

The division’s strategic focus is in developing its activities while respecting national energy policies and using potential synergies from the new GDF SUEZ Group:

•

developing a diversified, flexible and sustainable electricity production portfolio that highlights the balance between energy-efficient renewable, fossil and nuclear technologies that allows to take advantage of the market’s best opportunities;

•

developing a diversified and innovative sales portfolio, with a focus on maximizing value creation through comprehensive energy solutions in partnership with customers and synergies between the various offers (electricity/heat/natural gas/energy services).

Summary of significant events in 2008

•

implementation of commitments by the Group under the Pax Electrica II protocol (agreement with E.ON on exchanging capacities and the agreement with SPE that gives it the right to additional nuclear production capacity);

•

development of renewable energy capacity (various onshore projects, concession request for the construction of offshore wind farms in the North Sea, photovoltaic projects, increase in biomass co-combustion in Rodenhuize, etc.);

•

a stronger position in Germany (agreement with Wuppertaler Stadtwerke, an expanded customer portfolio, investment in production in Römerbrücke, production capacity exchange with E.ON);

•

continued modernization of the generation facilities (construction or development of new efficient power generation units (Amercoeur, Sidmar, Lanxess in Belgium, Flevo, Maasvlakte in the Netherlands, Wilhelmshaven in Germany, etc.).

Activities and regulatory environment

Belgium

In Belgium, GDF SUEZ, through its subsidiary Electrabel, has an electricity-generating capacity of approximately 13,500 MW that uses a broad range of energy sources and technologies. This diversity makes the company more flexible, more versatile and less vulnerable to fluctuations in primary energy prices.

In late 2008, a new law was approved to impose a €250 million contribution in 2008 from the nuclear operator (Electrabel), and from other supply companies with nuclear capacity (EDF and SPE). The Group has reservations concerning the measure’s legality and proportionality and plans on appealing to the Constitutional Court with a request for revocation. This measure comes up against the agreement concluded between the Belgium State and the Group under the commitments the Group made in autumn 2006 (under Pax Electrica II).

In December 2008, through its subsidiary Electrabel, GDF SUEZ signed a protocol agreement with E.ON on the exchange of electrical production capacities and nuclear energy drawing rights, involving approximately 1,700 MW. The GDF SUEZ Group will take on E.ON’s stake in traditional power plants with a total capacity of 991 MW in Germany, and nuclear energy drawing rights for 700 MW in three German nuclear power plants. Electrabel will sell two conventional Belgian electrical power plants to E.ON, with a total capacity of 941 MW (Langerlo and Vilvoorde) and will grant E.ON drawing rights for 770 MW (of which 270 MW will be delivered in the Netherlands) in three nuclear units in Belgium. This transaction will strengthen GDF SUEZ’s position in Germany and demonstrates the company’s desire to respect the commitments made in Belgium under Pax Electrica II.

In addition, and also in the framework of Pax Electrica II Electrabel signed an agreement in principe with SPE, stipulating that SPE would have a total additional capacity of 635 MW in Belgium, 285 MW of which would be through a long-term contract. This long-term contract has been submitted for the approval of the European competition authorities.

Various other projects are on schedule: conversion of coal unit 1 at the Amercoeur plant into a CCGT plant (420 MW, commissioned in April 2009), construction of the Knippegroen plant at Sidmar (305 MW, blast furnace gas, operational in April 2010) and construction of the Lanxess cogeneration unit (58 MW, commissioned in June 2009). Construction on the Degussa cogeneration unit (21 MW) is being planned and should start in early 2009.

The future of the nuclear generation remains uncertain in Belgium. According to current legislation, no new nuclear power plants can be built, and existing plants must be shut down after 40 years in service, therefore between 2015 and 2025. This decision will most certainly have a negative impact on supply security and competition of the Belgian industry. In 2008, the federal Belgian authorities asked a group of eight national and foreign experts to study the ideal energy mix (GEMIX) for Belgium. The study will certainly also contribute to justify a decision to keep the current nuclear plants in operation or to shut them down.

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Meanwhile, Electrabel is paying close attention to keeping its nuclear units running safely and reliably. As such, the Energeia ‘09 project conducted by the Doel plant is preparing the audit that will be done by an International Atomic Energy Agency (IAEA) inspection team in 2010 (OSART). The Tihange plant is preparing the OSART monitoring mission in January 2009.

The number of GDF SUEZ wind parks set up through its subsidiary Electrabel is constantly increasing. There are now six 2 MW wind turbines on BASF site in Zandvliet, and there are two 2 MW wind turbines in Izegem connected to the network. The new parks in Bullange (12 MW), and in Dour (6 MW) produced their first kilowatt hours. The Dour extension (4 MW), Ford Genk (4 MW), La Roche (12 MW) and Zeebrugge (4 MW) projects will further increase wind energy capacity in the near future.

Electrabel signed an agreement with the municipalities of Hannut, Saint Trond, Landen, Lincent, Gingelom and Hélécine to build one of the largest on-shore wind projects in Belgium. This farm, to be built alongside the E40 motorway, will boast around twenty 2-3 MW wind turbines. It should be commissioned gradually, starting in 2010.

Electrabel and Jan De Nul put two concession requests to the CREG to build off-shore wind farms in the North Sea. Through the first, project Blue4Power Electrabel aims to build the largest off-shore wind farm in Belgium. If the concessions are granted, the first wind turbines could be commissioned as early as 2012.

A second wood pellet processing installation is now operational at the Rodenhuize plant, which doubles this plant’s biomass co-combustion capacity; these two facilities have a total combined maximum production capacity of 90 MW.

The Group is continuing the installation of solar panels in cooperation with its industrial customers. After an initial success with Honda in Aalst, it is completing projects at Beaulieu, Delhaize, Sioen and Volvo, giving a total peak capacity of 3 MW.

The Belgian market is very open (total electricity imports and exports represent over 25% of domestic consumption) and, since the deregulation, is characterized by a very high churn rate (1) especially in the residential and service segments. In this context, Electrabel has reinforced its sales efforts, in particular by improving the quality of its customer service and by offering competitive pricing. This policy has helped to increase customer loyalty and to take market share from competitors. In 2008, Electrabel won a competitive bidding process for electricity supply to 190 Flemish municipalities.

GDF SUEZ, through its subsidiary Electrabel, is also continuing the extension of its green energy offer in Belgium. It has launched GreenPlus, a 100% renewable, 100% Belgian offer aimed at residential customers. The large-scale marketing campaign has been a great success, with 100,000 customers signing contracts within the first two months. On the professional side, the new Professional Green and Partner Green offers have won several thousands of customers.

Electrabel is pursuing its commitment to sustainable development. In 2008, the company launched its Belgian plan “Together for less CO2”, which features ten concrete commitments to cutting its own CO2 emissions and aims to help its customers reduce their energy consumption and carbon emissions.

In June 2007, Electrabel announced that it would increase natural gas prices for its residential and professional customers, which set off heated media debate. At the request of the Minister of the Economy at the time, the Competition Council began an enquiry into the subject. This investigation was completed in 2008 and showed that Electrabel is not abusing power and that its prices should not be called into question.

Moreover, the CREG suspected Electrabel of unduly increasing its electricity prices by including the CO2 emission rights price. Electrabel denies this statement based on inappropriate methodology and a number of questionable assumptions. In its opinion, the CREG’s argument does not hold up in a deregulated market in which electricity prices are determined by the market.

In view of the independent management of the electricity and gas networks, a specific subsidiary was set up to operate the distribution networks in Wallonia. On October 1, 2008, Electrabel Réseaux Wallonie’s staff and activities were transferred to this company, NETWAL, which was fully-owned by Electrabel. On January 1, 2009, the company took on the status of Opérateur de Réseaux d’EnergieS (ORES), or Energy Network Operator. The ORES is now owned by the related mixed intermunicipal companies.

On January 1, 2009, Electrabel no longer had any operational activities in the Belgian network management area.

Germany

In 2008, Electrabel celebrated ten years of activity in Germany. Over the past decade, it gained a significant commercial position and established a basis for substantial electrical production growth.

It continued various projects to build new power generation facilities in 2008. Construction was started on a new 707 MW pulverized coal plant in Wilhelmshaven (46% yield and CO2-capture ready) on the German North Sea coast. Commissioning is planned for 2012; in 2008, Electrabel and E.ON signed a contract that guaranteed its access to the E.ON transport network (380 kV).

Electrabel decided to invest in a new steam turbine for its Römerbrücke plant in Sarrebrück. The new facility will be commissioned in 2010. The new steam turbine will replace an outdated machine and will therefore help modernize the unit. The plant already commissioned a new natural gas turbine three years ago.

The Group also continued its policy of acquiring strategic shareholdings in local companies. Under this policy, Electrabel signed a cooperation agreement with Wuppertaler Stadtwerke (WSW) and acquired a 33.1% stake in WSW Energie & Wasser AG. WSW counts 95% of the population of Wuppertal (360,000) as its electricity customers; it boasts 100% of the population as its natural gas and water customers.

(1)

Churn rate: Churn rate, as applied to a customer base, refers to the proportion of customers who leave a supplier during a given time period. These customers are therefore no longer in the supplier’s customer base. Gross churn designates only the proportion of customers who leave a supplier and is therefore always a negative number.  Net churn designates the proportion of customers who leave but also those who were acquired. This number can therefore be positive or negative.

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Starting on January 1, 2008, Energie SaarLorLux, a sales subsidiary in Sarrebrück, began providing its 110,000 residential customers with 100% green electricity (Ökostrom), independant of the price formula they had chosen. The transition was automatic and did not result in extra cost for the customer.

Energie SaarLorLux received an excellent score for its customer-oriented contracts from independent consumer portal Verivox. Verivox studied 3,000 electricity contracts from Germany’s 200 leading energy providers and then compared various points such as the contract term, conditions for payment, pricing guarantees, price transparency and the customer’s right to terminate its contract in the event of a price increase. The study proved that Electrabel’s customers’ confidence in their energy provider is justified.

Since 1998, GDF SUEZ has held a 31.6% stake in GASAG, a natural gas provider in the state of Berlin, through an exclusive concession contract that was extended until the end of 2013. GASAG is also active in the state of Brandenburg, primarily through its stakes in Erdgas Mark Brandenburg (75.1%) and Stadtwerke Forst, acquired in 2008, and of which GASAG holds 74.9%. Since 2007, GASAG has delivered natural gas to customers outside its historical area of operation, in Kiel, Lübeck and North Rhine-Westphalia.

At December 31, 2008, GASAG counted a total of around 700,000 natural gas customers, thanks to its 11,400 km of distribution networks and underground storage of 1.1 billion m3. Its consolidated gas sales totaled 21.7 TWh in 2008. GASAG is committed to innovative projects, such as the construction of a biogas facility, VNG, the development of micro-cogeneration and solar thermal facilities paired with natural gas supply.

Netherlands

Through its subsidiary Electrabel Nederland, Electrabel is currently the Netherlands’ leading electricity producer, with a share of approximately 20% of the country’s generating capacity. Its production is sold to industrial consumers and suppliers; Electrabel also sells energy on the residential market under the Rendo Energy and Cogas Energy brands. It launched a campaign beginning 2009 aimed at marketing its energy on the Dutch residential market under the Electrabel brand.

It has launched several projects to build new coal and natural gas units. It has started construction on the new Flevo power plant, composed of two units including a natural gas turbine and a steam turbine assembled on a single axle. Each unit provides a total power of 436 MW with an energy yield of 59%. Commissioning is planned for 2010.

Electrabel also has permission to build a new coal/biomass plant on the Maasvlakte (Rotterdam). This plant can perform combined combustion using biomass, and it will be “CCS ready” (Carbon Capture and Storage).

Starting in 2010, the existing Gelderland plant will cut its CO2 emissions following the construction of a new facility that allows to use up to 25% biomass in co-combustion with coal. Construction starts in January 2009 and the facility should be operational in February 2010.

The Netherlands’ largest on-shore wind farm is being built near the Eems plant. It will include a total of 88 wind turbines; Electrabel is installing nine turbines of 3 MW on its land. In mid-December 2008, the first wind turbine was connected to the network.

Luxembourg

In December, Luxembourg subsidiary Twinerg obtained triple certification, ISO 9001 (quality), ISO 14001 (environment) and OHSAS 18001 (occupational health and safety), for its CCGT plant in Esch-sur-Alzette. Doing so, this plant, which was already ISO 14001-certified, moves up a level by introducing an IMS (Integrated Management System). This system presents many advantages, such as a stronger guarantee of process quality and the systematic integration of regulatory obligations or the obligation for continuous improvement processes.

6.1.3.1.2.2 Energy Europe Division

The GDF SUEZ Energy Europe division includes the Group’s energy activities in Europe (outside France, Belgium, Netherlands, Luxembourg and Germany).

The Energy Europe Division’s main businesses are energy production, commercialization and distribution. Its activities are divided into three business units (BUs):

•

Italy;

•

Central and Eastern Europe;

•

Western Europe.

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ENERGY EUROPE DIVISION
ITALY
Electricity
• AceaElectrabel Produzione
• Tirreno Power
• AceaElectrabel Elettricità
• AceaElectrabel Trading
• Rosen S.p.A
• Elettrogreen
Gas
• Energie Investimenti
• Italcogim SPA
Acquired assets
• Romana Gas (2009-to be closed)
• Virtual Power Plant
CENTRAL AND EASTERN EUROPE
Slovakia
• SPP, Nafta, Pozagas
Hungary
• Electrabel Hungary
• Dunamenti
• Egaz-Degaz
Romania
• Distrigaz Sud
• Amgaz
• Depomures
Poland
• Polaniec
Turkey
• Izgaz
WESTERN EUROPE
United Kingdom
• GDF SUEZ Energy UK
• Teesside
• Shotton
• Scotia
Spain
• Electrabel Espana
• AES Carthagène
• Castelnou
• Medgas
Portugal
• Eurowind
• Generg
• Portgas

• NET SALES AND EBITDA FOR THE BUSINESS DIVISION

Unaudited proforma figures, millions of euros	2008	2007	Gross change as a %
Net sales	8,749	6,609	32.4%
EBITDA	844	709	19.1%

The business division’s strategy: combining growth and value creation

In countries where it already has a strong or significant position (Italy, Romania, Hungary and Poland) the business division is putting together a growth policy on its markets, alongside possible partners, to reinforce its local foothold and integration. For other countries in the area, including the United Kingdom, Spain, Portugal, Turkey and Greece, the business division is continuing an opportunistic development objective.

Across the entire area, the GDF SUEZ Energy Europe business division’s objectives are as follows:

•

making a positive contribution to balancing the Group’s holdings:

-

geographic balance,

-

fuel balance between natural gas, coal, wind, hydraulic,

-

a balance of activities: electricity production, commercialization and sales, and regulated activities;

•

combining integration and value creation:

-

natural gas/electricity convergence for supply and through the dual offer in Italy, the United Kingdom and Hungary,

-

Europe-wide rationalization,

-

pooling skills after the merger in the United Kingdom, Romania, Hungary and Italy;

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An operator that is active across the entire energy chain

GDF SUEZ’s Energy Europe business activity has more than 10,000 employees:

•

it is the fourth-leading energy provider in Italy;

•

it is a major player in Central Europe;

•

it operates 12.8 GW of electrical capacity with an annual production of 50 TWh (2008 data, using full data); 10.2 GW and 40 TWh respectively using the Group share method;

•

it sells 130 TWh of natural gas and 41 TWh of electricity;

•

it provides 3.3 million customers with natural gas and 1.5 million customers with electricity;

•

it manages a 58,900 km natural gas network and distributes 81 TWh of energy.

2008 highlights:

•

Virtual production capacity

At the end of 2008, GDF SUEZ contracted 1,100 MW of virtual power production (VPP) capacity with ENI in Italy, based on the combined cycle natural gas model (CCGT) for a 20-year period starting on January 1, 2009.

•

Romana Gas

GDF SUEZ acquired Romana Gas, a natural gas distributor in Rome and in six small concessions connected to Rome’s natural gas distribution network. Romana Gas is Italy’s largest natural gas concession. Its 5,300 km-long distribution network distributes 1.5 million m3 of natural gas to 1.3 million delivery points. The final agreement was signed on October 30, 2008, subject to the concession municipalities’ approval.

•

Izgaz

On August 14, 2008, GDF SUEZ won the call to tender for the privatization of Izgaz, a Turkish natural gas sale and distribution company and Turkey’s third-leading natural gas distributor after the Istanbul and Ankara distributors. The deal took effect on January 20, 2009.

•

Scotia

In late 2008, GDF SUEZ acquired the UK’s Scotia Wind Craigengelt Limited with a view to developing a wind farm south-west of Stirling, in central Scotland, with a total capacity of 24 MW by early 2010.

6.1.3.1.2.2.1 Italy Business Unit

The Italy Business Unit currently includes the following activities:

•

production and sale of electricity (primarily through the subsidiaries held under the partnership with Acea);

•

natural gas commercialization through Energie Investimenti;

•

natural gas distribution via Italcogim Spa and Romana Gas (2009).

The scope of these activities could change or be extended in 2009, under the terms of the current discussions with the local partner.

Electricity production, distribution and sale

Partnership with Acea

GDF SUEZ’s holdings in Italy are primarily based on a solid partnership with Acea, which is owned by the municipality of Rome. Both companies are subject to an exclusivity agreement in the electricity production and trading sectors and in electricity and natural gas sale. In production, they work through the AceaElectrabel Produzione Group (1,560 MW installed) and through the 50% joint stake in Tirreno Power S.p.A (3,260 MW). In sales, they cooperate through AceaElectrabel Elettricità.

Through the partnership with Acea, GDF SUEZ holds:

•

a 70% stake in the AceaElectrabel Produzione Group. This company, either directly or through its subsidiaries, controls five thermal power plants, a series of dams and two wind farms with a total of 1,560 MW installed capacity. AEP produced more than five TWh in 2008;

•

a 35% stake in Tirreno Power. This company owns three thermal power plants and a series of dams with a total capacity of 2,876 MW at end 2008. In 2008, Tirreno Power produced approximately 13 TWh

•

a 50% stake in AceaElectrabel Trading, an Italian portfolio management and gas and electricity asset rationalization company;

•

a 40% stake in AceaElectrabel Elettricità, which is specialized in energy sales to 1.5 million customers in Rome. In 2008, the company sold 15 TWh. It also owns stakes in four regional companies that sold 2.5 TWh in 2008.

Other activities

Outside of the exclusivity agreement, GDF SUEZ owns:

•

Rosen S.p.A, a cogeneration plant in which Solvay owns a minority shareholding. Rosen (356 MW) produced 2.5 TWh in 2008;

•

Elettrogreen, a trading company specialized in green electricity and environmental products such as green and white certificates and CO2 quotas.

Natural gas distribution and commercialization

Energie Investimenti

GDF SUEZ is also active in the electricity and natural gas sale sector through Energie Investmenti, in which the Group holds a 60% stake, with the rest belonging to Camfin. Energie Investimenti is Italy’s third-leading operator in terms of natural gas volume sold, with sales of 3.5 million m3 of natural gas and 0.1 TWh of electricity to around 1 million customers in 2008.

Italcogim Spa

At December 31, 2008, the Group owned a direct stake of 29% of voting rights in Italcogim, which was 51%-owned by the Covati family through UBS Fiduciaria and 20%-owned by Energie Investimenti. In December 2008, the Group exercised a purchase option on all the shares and voting rights owned by the Covati family, and the transaction was finalized on January 22, 2009. The company operates a 13,762 km-long distribution network with 465 concessions across the Italian peninsula (100% data).

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Outlook

Virtual production capacity

At the end of 2008, GDF SUEZ contracted 1100 MW of virtual electric production capacity (VPP) with ENI in Italy, based on the combined cycle natural gas model (CCGT) for a 20-year period starting on January 1, 2009.

LNG terminal

GDF SUEZ is continuing development on a floating LNG terminal to be installed in the North Adriatic Sea, approximately 30 km from the coast. The terminal’s initial capacity should be five billion m3 annually, which may be extended at a later date. The authorization process has begun. The project could be carried out as part of a partnership that is in the process of being set up.

Storage

The Italy Business Unit is also active in the storage business. Its main project, developed in partnership with Gas Plus and Acea, is a storage site located near San Benedetto del Tronto (in the Marches region) with potential capacity of 500 million m3.

6.1.3.1.2.2.2 Central and Eastern Europe Business Unit

Slovak Republic

Natural gas transport, distribution and commercialization

SPP is an integrated group active in the international transit, purchase, transport, storage, distribution and sale of natural gas in Slovakia. The Group and E.ON, through their joint (50:50) subsidiary Slovak Gas Holding BV (“SGH”), hold a 49% stake in SPP. The Slovakian State holds the remaining stake. GDF SUEZ and E.ON, under the agreement that ties SGH to the Slovakian State, have joint control of the company (four members of the Management Board out of a total of seven).

In 2008, the Eustream transit subsidiary transported around 73 billion m3 of natural gas through its infrastructures from the Ukrainian border to Austria and the Czech Republic. This network is 2,268 km long and has a total annual capacity of approximately 95 billion m3. It includes four compression stations, with a total power of over 1,000 MW. In November 2008, Eustream signed a natural gas transit agreement with Gazprom Export covering the next 20 years, with a volume of more than 1,000 billion m3 transported.

SPP Distribucia, a subsidiary of SPP, owns and operates the Slovakian gas transport and distribution network, which measured a total length of 31,537 kilometers at December 31, 2008.

SPP performs the natural gas sale activities, which represented 59 TWh for all types of customers, including 1.5 million residential customers during the year ended December 31, 2008 (full data).

Natural gas storage

SPP holds 56% of Nafta, owner and operator of natural gas storage facilities in Slovakia with 2.1 billion m3 of capacity. SPP also holds a 50% stake in SPP Bohemia, which directly or indirectly controls storage facilities in the Czech Republic, representing 750 million m3 in capacity.

SPP owns a 35% stake in Pozagas, whose other shareholders are Nafta (35%) and GDF SUEZ (30%). This company owns the exclusive rights for commercialization of some Slovakian storage capacities. These capacities are partially operated by Nafta through a contract service and represent a useful capacity of 645 million m3.

Hungary

Electricity production

The Group owns an electricity-producing business in Hungary through its subsidiaries Electrabel Hungary (holding) and the Dunamenti plant. This plant has a total electrical capacity of 1,676 MW, based on natural gas and/or fuel oil. In 2008, total production was 3.2 TWh. This plant is Hungary’s largest conventional electrical production site in terms of installed capacity. It is also undergoing partial renovation of facilities in order to improve yield in particular.

Natural gas distribution and commercialization

Egaz-Degaz Zrt commercializes and distributes natural gas. In 2008, it sold 16 TWh of natural gas to all market segments. On December 31, 2008, it operated 22,700 km of network and supplied 798,000 customers in over 650 municipalities.

Romania

Natural gas distribution and commercialization

Through Romania Gaz Holding (80%-owned by GDF SUEZ, 10%-owned by IFC and 10%-owned by the BERD), GDF SUEZ owns 51% of the Romanian commercialization and natural gas distribution company Distrigaz Sud, with the rest of this company’s capital held by the Romanian state (37%) and le fond de la propriété (12%). This shareholding gives the Group a major foothold on a promising market, in a country that joined the European Union on January 1, 2007.

The legal separation of the distribution and marketing activities of Distrigaz Sud took effect on March 1, 2008. Distrigaz Sud Retele’s sales amounted to approximately 35.8 TWh in 2008. On December 31, 2008, the company supplied natural gas to 1,226,000 customers through its 14,740 kilometers of distribution network.

Natural gas storage

GDF SUEZ owns 65% of Amgaz, Romania’s third-leading storage operator with a current capacity of 50 million m3 of natural gas. The Group owns a 59% stake in Romania’s second-leading natural gas storage operator, Depomures, which manages the Tirgu Mures site in northern Romania. This depleted reservoir storage facility has a capacity of 300 million m3 of natural gas.

Poland

Electricity production

The Group is Poland’s sixth-leading electricity producer.

It operates the coal power plant in Polaniec (1,654 MW net installed power). This electricity-producing plant is the fifth largest in Poland and the largest in the south-east. It also uses biomass-coal co-combustion, which means that part of its production is renewable. It has recently invested in commissioning a flue gas desulfuration (FGD) facility.

In 2008, the Polaniec plant produced 5.7 TWh, 0.6 TWh of which is considered renewable.

The Group is also specialized in the sale of electricity to industrial customers and on the wholesale market (6.5 TWh in 2008), in electricity financial engineering services, fuel trading, industrial cogeneration and energy outsourcing.

In June 2008, the Group sold its minority stake in EC Wybrzeze (336 MW cogenerator) near Gdansk.

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Turkey

Natural gas distribution and commercialization

On August 14, 2008, GDF SUEZ won the call to tender for the privatization of Izgaz, a Turkish natural gas sale and distribution company and Turkey’s third-leading natural gas distributor after the Istanbul and Ankara distributors. The deal took effect on January 20, 2009.

Izgaz distributes and markets natural gas to 200,000 residential, service and industrial customers in the Kocaeli region, 80 km east of Istanbul, with an estimated natural gas volume of 1.7 billion m3 in 2008.

6.1.3.1.2.2.3 Western Europe Business Unit

United Kingdom

GDF SUEZ Energy UK is the commercialization and electricity production entity in the United Kingdom. It produces electricity and sells energy.

Electricity production

Teesside

On February 25, 2008 prior to the merger, Gaz de France and SUEZ acquired a joint venture, Teesside Power Limited, which operates the electric plant on the Wilton industrial site in northeast England. This plant, which has a total power of 1,875 MW is currently the most powerful combined-cycle plant in Europe.

Shotton

The Shotton electrical plant (210 MW combined cycle/cogeneration), acquired in late 2003, produces electricity and steam from natural gas combustion (2 natural gas turbines, 1 steam turbine).

Scotia

In late 2008, GDF SUEZ acquired the UK’s Scotia Wind Craigengelt Limited with a view to developing a wind farm south-west of Stirling, in central Scotland, with a total capacity of 24 MW by early 2010.

Natural gas and electricity commercialization

The commercialization business represents 35 TWh in natural gas sales and 9 TWh in electricity sales to the industrial and service market segments.

Portugal

Electricity production

Eurowind

The Group is present in Portugal’s wind-based electricity production sector through four fully-controlled entities, with a total of 214 MW installed and operating power:

•

Parque Eolico do Fafe, acquired in September 2005 (106 MW);

•

Parque Eolico de Serra do Rallo, acquired in April 2007 (32 MW);

•

Parque Eolico do Mourisca, acquired in June 2007 (38 MW);

•

Parque Eolico de Nave, acquired in late 2007 (38 MW).

Generg

GDF SUEZ owns a 42.5% stake in Generg, a group of companies with 436 MW wind power and 33 MW hydroelectric power. Generg also has 240 MW in wind projects under development (to be operational by 2011) and 16 MWp of photovoltaic solar projects (under construction).

Natural gas distribution

Portgãs

GDF SUEZ owns a 25.4% stake in Portgãs (12.7% through Elyo SA and 12.7% owned directly by the Group), which commercializes and distributes natural gas and propane in a concession in northern Portugal (from Porto to the Spanish border) and has more than 180,000 customers.

Spain

Electricity production and commercialization

AES Carthagena

The Group holds a 26% stake in the 1,200 MW combined-cycle plant (three steam turbines and three natural gas turbines) built by American company AES in Carthagena (Spain). At this plant, Gaz de France supplies gas under a tolling contract, pursuant to which it supplies gas and receives, in return, the electricity generated by the power plant, covering the entire output of the facility. Electricity sales, mainly on the market, totaled 4 TWh in 2008.

Castelnou

The Castelnou plant, 100%-owned by the Group, is a combined-cycle plant (one natural gas turbine, two steam turbines) with 790 MW that was commissioned in July 2005. In 2008, it produced 3.6 TWh, mainly sold on the wholesale and the ancillary services markets.

Electrabel España

Electrabel España provides energy transactions for other Group companies in Spain.

Natural gas

Medgaz

The Group owns a 12.5% stake in the Medgaz consortium, which owns the 8 billion m3 gas pipeline development project between Algeria and Spain; the gas pipeline includes an on-shore portion in Algeria (Hassi R’Mel in Beni Saf) and an off-shore segment between Beni Saf and Almeria, Spain. Construction is underway, and the commissioning transactions will take place in autumn 2009.

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6.1.3.1.2.3 Energy International Division

The Energy International Division is responsible for the Group’s energy activities outside Europe and Russia. Electricity and natural gas are the core businesses of this division with activities in electricity production, trading, marketing and sales, and on the gas side, transport, distribution, marketing and sales, including LNG regasification terminals.

The Energy International Division is organized into three regional entities that are coordinated by a central organization located in Brussels.

The three regions are as follows:

•

North America, where GDF SUEZ Energy North America, a wholly-owned subsidiary of GSEI based in Houston, manages all the Group’s electricity and gas activities in the United States, Canada, and Mexico, including LNG regasification facilities;

•

Central and South America, where GDF SUEZ Energy Latin America, which is located in Florianopolis (Brazil) and which is a wholly-owned subsidiary of GDF SUEZ, manages all the Group’s gas and electric activities in Brazil, Chile, Peru, Panama, Costa Rica, Bolivia and Argentina;

•

Middle East, Asia and Africa, where GDF SUEZ Energy Asia, a wholly-owned subsidiary of GDF SUEZ based in Bangkok, manages all of the Group’s electricity, gas, and sea water desalinization activities in Thailand, Laos, Singapore, Turkey, and the countries of the Gulf Cooperation Council.

THE ENERGY INTERNATIONAL DIVISION

GDF SUEZ Energy North America

UNITED STATES-CANADA
- LNG receiving & regasification
- Power generation
- Retail energy sales and services
- Cogeneration

MEXICO
- Power generation
- Gas distribution & transport

GDF SUEZ Energy Latin America

ARGENTINA
- Gas transport & distribution
- Power & gas consultancy services

BOLIVIA
- Power generation

BRAZIL
- Power generation & commercialization

CHILE
- Power generation & commercialization
- Gas transport & distribution
- LNG receiving & regasification

COSTA RICA
- Power generation

PANAMA
- Power generation

PERU
- Power generation & commercialization

GDF SUEZ Energy Middle East, Asia and Africa

ABU DHABI
- Power generation & desalination

BAHRAIN
- Power generation & desalination

OMAN
- Power generation & desalination
- Power transmission

QATAR
- Power generation & desalination

SAUDI ARABIA
- Power generation & desalination

TURKEY
- Power generation

CHINA
- Power generation

LAOS
- Power generation & transmission

SINGAPORE
- Power generation

THAILAND
- Power generation & distribution
- Steam generation & distribution
- Gas distribution & transport
- Energy related services

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All together, GSEI (GDF SUEZ Energy International) activities represented nearly €7,623 billion of revenues in 2008 for a total workforce of 6,397 people.

• NET SALES AND EBITDA FOR GDF SUEZ ENERGY INTERNATIONAL DIVISION

Unandited proforma figures, millions of euros	2008	2007	Gross change as a %
Net sales	7,623	6,682	14.1%
EBITDA	1,799	1,673	7.5%

Business strategy and growth GDF SUEZ Energy International

The main strategy guidelines can be summarized as follows:

•

priority given to organic growth around primary focal points of GDF SUEZ Energy International (United States, Mexico, Brazil, Chile, Peru, Panama, Thailand, Turkey and the Gulf Cooperation Council), and if opportunities arise in other countries such as South Africa, Indonesia, Vietnam and Colombia, where strong growth in demand is predicted;

•

development of sales and marketing activities with special focus on industrial customers;

•

management of exposure and volatility through active portfolio management in order to optimize risk-return.

Month-by-month highlights

January 2008

Chile - GDF SUEZ Energy International and Antofagasta Minerals, a Chilean industrial group, signed an agreement for the supply of up to 150 MW and related energy for the new Esperanza mine starting in 2011. For this demand, a second power unit of the Central Termoeléctrica Andina (CTA) in Mejillones is being constructed.

February 2008

Chile - GNL Mejillones, the 50/50 joint venture company of GDF SUEZ Energy International and Codelco - the world’s main copper company - obtained the environmental permit for its LNG terminal project in Mejillones, Northern Chile. Construction of the jetty and on-shore LNG regasification terminal was launched an emission with the laying of the first stone ceremony in March 2008 in the presence of Michelle Bachelet, President of Chile. The LNG terminal will have an emission capacity of 5.5 million m³ of gas per day, sufficient to produce 1,100 MW of electricity. The first gas should be delivered end 2009 / early 2010.

Canada - GDF SUEZ Renewable Energy NA signed a 20-year Power Purchase Agreement with New Brunswick Power Distribution and Customer Service Corporation to supply electricity from a new 99 MW wind farm project that GSRENA will construct, own and operate. The revenue generated over the life of the agreement is expected to be approximately CAD 500 million (€340 million).

March 2008

Qatar - GDF SUEZ Energy International, in a consortium with Mitsui, was awarded an independent power and water project in the industrial city of Ras Laffan on Qatar’s northeast coast. The consortium has a 40% stake in the project, Ras Laffan C will provide 2,730 MW of electricity and 11,933 m³/h of desalinated water. Total revenues of the project company over 27 years will be USD 22.7 billion. Ras Laffan C should be fully operational by April 2011 and is scheduled to be semi-operational by May 2010.

April 2008

Brazil - GDF SUEZ Energy International signed a €380 million project financing contract for the 1,087 MW Estreito hydro plant under construction in Brazil. Tractebel Energia finalized the acquisition of Ponte de Pedra, a 176 MW hydro power plant on the Correntes River, between the States of Mato Grosso do Sul and Mato Grosso.

Peru - Enersur started the construction of the third unit of the Chilca Uno thermal power plant, adding approximately 193 MW to the existing 348 MW of installed capacity. This new unit should be commissioned on September 2009.

May 2008

Brazil - SUEZ Energy International won a concession to build, own, operate and market the 3,300 MW greenfield hydropower project, Jirau. This project will help respond to the growing demand for electricity in Brazil. The total investment cost will be about EUR 3.3 billion.

USA - SUEZ Energy International announced the acquisition of a 30.45% interest in the gas-fired 575 MW Astoria Energy Power Plant, located in the Queens Borough of New York City. The second phase for a 575 MW unit has reached an advanced development stage.

June 2008

Peru - EnerSur placed, in the Peruvian debt market, the second and third tranches of its corporate bond program, totaling USD 40 million.

July 2008

Brazil - Tractebel Energia acquired two small hydro-electric plants with a total installed capacity of 50.3 MW. The two plants Rondonópolis (27 MW) and José Gelázio (24 MW), which are already in commercial operation, are located in Mato Grosso state.

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Abu Dhabi - GDF SUEZ Energy International signed a 25-year power and water purchase agreement for Shuweihat 2, a greenfield, natural gas-fired facility that will deliver 1,510 MW of electricity and 18,942 m³/h of water. Completion and start-up of the plant is scheduled for 2011. GDF SUEZ Energy International owns 40%.

In January 2009, GDF SUEZ Energy International and its partner Abu Dhabi Water and Electricity Authority secured a USD $900 million financing facility for the facility.

August 2008

Oman - The Initial Public Offer (IPO) of Sohar Power Company (SPC) successfully closed on July 30. In total, 9,730,000 SPC shares were sold for a total of USD 35 million. The total subscription was in excess of OMR 280 million (approximately USD 725 million), approximately 21 times oversubscribed.

Qatar - GDF SUEZ Energy International, in a consortium with Mitsui, Shikoku Electric Power Company, and Chubu Electric Power Company, and its partners Qatar Electricity and Water Company, and Qatar Petroleum completed the limited-recourse financing of the Ras Laffan C power and water desalination project. The total investment cost is expected to be over USD 3.8 billion.

Brazil - Tractebel Energia, Açúcar Guarani and Mega Consultoria, through their respective subsidiary companies, established the consortium Andrade that sold 20 average MW under a 15-year power purchase agreement. The power will be produced by a new 33 MW plant fuelled by sugar cane biomass to be built from September 2008 to April 2010 at the municipality of Pitangueiras, in the Northeast region of the state of São Paulo.

Bahrain - GDF SUEZ Energy International won the contract to build, own, and operate the Al Dur 1, a greenfield, natural gas-fired installation that will deliver 1,233 MW of electricity and 9,092 m³/h of water. Its completion is scheduled for 2011. GDF SUEZ Energy International and Gulf Investment Corporation (GIC) each hold 50% in the consortium. The Electricity and Water Authority (EWA) is the sole off-taker of the plant output as stipulated in the 20-year Power and Water Purchase Agreement (PWPA).

September 2008

USA - GDF SUEZ Energy International, through its North American subsidiary, signed an agreement to acquire FirstLight Power Enterprises, Inc. FirstLight owns and operates a unique portfolio of 15 power generation plants – primarily pumped storage and traditional hydro facilities – and has a state-of-the-art natural gas peaking facility under construction. Together, these 16 facilities have a combined capacity of 1,538 MW located in Massachusetts and Connecticut. The acquisition was completed on December 26, 2008.

Singapore - GDF SUEZ Energy International – holding 30% in a consortium with Marubeni Corporation, The Kansai Electric Power Co., Kyushu Electric Power Co. and Japan Bank for International Cooperation (JBIC) executed an agreement, with Temasek Holdings, for the acquisition of all shares in Senoko Power. Senoko is Singapore’s largest power generator and also a large retailer in the industrial and commercial segment of the market. Senoko owns and operates a portfolio of generation units representing a combined capacity of 3,300 MW.

Thailand - Glow Energy signed a 25-year, 660 MW power purchase agreement with the Electricity Generating Authority of Thailand (EGAT) for GHECO, the country’s second coal-fired IPP power plant. Construction preparation of this project began in July, and the plant is scheduled to start commercial operation in November 2011. Glow Energy is also expanding its cogeneration business, developing two new projects.

In December, Glow Energy secured a THB 3,000 million seven-year corporate loan from Siam Commercial Bank to finance the expansion of the cogeneration business.

October 2008

Chile – GDF SUEZ Energy Andino and Grupo Enhol (Eólica Navarra) signed an agreement to build a new 38 MW wind farm at Monte Redondo, located 320 kilometers north of Santiago in Chile’s Central Interconnected System (SIC).

North and Latin America - GDF SUEZ Energy International completed the acquisition of Econergy International, a US company listed in the UK, focused on renewable energy projects in Latin America (mainly) and North America. The total installed capacity of Econergy International amounts to 261 MW of small hydro, wind and coal bed methane projects in operation or construction. The projects are located in Brazil, Bolivia, Costa Rica, the United States, Mexico and Chile.

US - SUEZ Energy Resources NA has been chosen by the City of Dallas to provide 100% of the City’s electricity for municipal needs through December 2010. Similar to SUEZ Energy Resources NA’s initial one-year contract signed in 2007 with the City, 40% of the energy supply will be sourced from renewable energy, primarily wind.

November 2008

China - GDF SUEZ secured two carbon trading deals for a total estimated volume of about 1.6 million Certified Emissions Reduction (CER) covering the period 2009-2012. The CERs will be generated through two new hydro projects (48 MW + 99 MW), which are expected to be operational by the end of 2009. The transaction was formalized with Emission Reduction Purchase Agreements (ERPA) signed between GDF SUEZ and two subsidiaries of the China Guodian Group Corporation, one of China’s 5 largest electricity producing companies.

Argentina - The Government ratified the agreement signed by Litoral Gas (a gas distribution company in which SEI has a 64.16% stake) and the Regulator (UNIREN) regarding the tariff renegotiation of the license, that still has to be implemented once Enargas (Regulator) defines the final tariff structure.

December 2008

Panama - GDF SUEZ Energy Central America inaugurated the 83 MW Cativá thermo power station, representing an investment of USD 100 million.

Chile - GDF SUEZ Energy Andino raised a USD 393 million loan over 17 years to finance the new 150 MW Central Termoeléctrica Andina (CTA) power station that is being constructed at Mejillones.

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January 2009

The Philippines - Emerald Energy Corporation (a subsidiary of the GDF SUEZ Group) notified PSALM, the State-owned company which oversees the privatisation of power assets in the Philippines, that it was terminating the asset purchase agreement for the 600 MW electric coal-fired plant in Calaca..

February 2009

Brazil - Tractebel Energia inaugurated the new 241 MW hydroelectric power plant at São Salvador. Total investment in the plant was around €307 million.

Chile - 100 GWh/year from the 38 MW Monte Redondo wind farm was sold at an auction for a 14-year term starting January 2010. Construction work on the Monte Redondo wind farm began at the start of the year.

Brazil - Tractebel Energia inaugurated the 18 MW Pedra do Sal wind power plant in the state of Piauí, in north-eastern Brazil.

Description of activities and their regulatory environment

• ELECTRICITY – CAPACITIES INSTALLED AND SALES

	Sales 2008(a)		Net electricity installed capacities in MW(b) at Dec. 31, 2008		Net electricity capacities under construction(c) at Dec. 31, 2008
	GWh	%	MW net	%	MW net	%
North America	44,768	40.2	7,117	25.2	849	5.2
Latin America	44,049	39.5	10,063	35.5	5,493	32.8
Middle East and Asia-Africa	22,618	20.3	11,145	39.3	9,916	61.0
TOTAL	111,435	100.0	28,324	100.0	16,259	100.0

(a)

Sales are consolidated according to accounting rules.

(b)

Electricity installed capacities correspond to 100% of corporate capacities within the scope of consolidation (equity method, proportional consolidation, and full consolidation).

(c)

Electricity capacities under construction are those approved by GDF SUEZ, that the company is contractually bound to construct or acquire, and include planned retirements.

• GAS – SALES AND CUSTOMER PORTFOLIO

	Sales 2008(a)		Customer portfolio
	GWh	%	Number	%
North America	125,623	75.5	378,681	39.7
Latin America	40,813	24.5	575,569	60.3
Middle-East and Asia-Africa	0	0	0	0
TOTAL	166,436	100.0	954,250	100.0
(a) Gas sales (including quantities distributed and shipped on behalf of third parties) and customers are accounted for according to consolidated accounting rules.

North America

In North America, GDF SUEZ Energy North America (GSENA) manages the activities of GSEI through various companies that form an integrated value chain ranging from LNG importation and regasification, to wholesale and retail electricity sales to commercial and industrial customers.

The company operates the Everett, Massachusetts LNG regasification facility in which it owns the entire capacity and all associated rights. The company also provides LNG to the EcoElectrica complex located in Puerto Rico. The LNG is resold in the form of natural gas to electric utilities, wholesalers, and local retailers. The company has begun construction of the Neptune LNG terminal, a LNG offloading facility, which will be built in US territorial waters off the coast of Massachusetts. Construction of the pipeline lateral for the Neptune project was started in the summer of 2008, when all the connections were installed and buried. Pipeline completion is expected to take place in the summer of 2009. The buoy system (buoys, anchors, flexible risers and mooring lines) will also be installed this coming summer. All offshore construction is expected to be completed in late 2009. Construction of the SRV (Shuttle and Regasification Vessel) SUEZ Neptune is ongoing in South Korea and its delivery is expected during the last quarter of 2009; delivery of the second SRV SUEZ Cape Ann should follow 6 months later. Once the complex is completed, the Neptune tanker vessels, which are specially designed and equipped with on-board regasification equipment, will have offshore mooring facilities and will be able to provide between 11 and 21 million cubic meters of natural gas per day to the New England market.

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The company owns and/or operates 72 electrical power plants and cogeneration, steam production, and cold-water units. The energy produced by these facilities is sold to distribution and industrial companies under long-term power purchase agreements (PPA – Power Purchase Agreements) or as “merchant capacity” on the wholesale market.

The company operates a growing portfolio of renewable fuelled power generation plants, including 200 MW of wind (in operation & construction), and 125 MW of biomass. The company is a leading renewable supplier in North America, the second largest biomass company in North America, and is developing additional capacity in Canada. Additionally, the company is responsible for development of other renewable resources through out North America, including Canada and Mexico.

The company’s retail affiliate is active in 9 states (Connecticut,  Illinois, Maryland, Maine, Massachusetts, New Jersey, New York, Pennsylvania, Texas, as well as Washington, DC). The affiliate continues to expand its customer base. In terms of size, the company ranks fourth among North American power retailers.

In Mexico, following the completed merger of Gaz de France and SUEZ, the Group’s gas activities include six gas distribution companies from the two groups (Guadalajara, Querétaro, Tampico, Matamoros, Puebla, and Mexico DF) and two transport companies (Mayacan, Bajio). In this country, the group also manages three steam-electricity cogeneration projects. The combined operations in Mexico make GDF SUEZ a significant player in the region, and Mexico continues to be a core part of the Group’s strategy.

In December 2008, GSENA successfully invested and integrated more than 1,500 MW of power generation assets in New England through the acquisition of FirstLight Power Enterprises Inc. FirstLight’s assets include the Northfield Mountain pumped-hydro storage facility located in Northfield, Massachusetts; the coal-fired Mt. Tom Station in Holyoke, Massachusetts; and 13 additional predominantly hydro facilities in Connecticut and Massachusetts. FirstLight is also developing a gas-fired peaking plant in Waterbury, Connecticut and other power projects to serve Connecticut, and Massachusetts FirstLight has 235 employees.

In terms of activities, the business climate in which GDF SUEZ Energy North America operates varies considerably from one state to another depending on the regulatory system, which ranges from full deregulation and fragmentation of the energy sector value chain to complete vertical integration, accompanied by strict regulations. In the case of natural gas, where wholesale markets have been deregulated, GDF SUEZ Energy North America is able to operate under equitable competitive conditions.

With regard to electricity, regional differences are much more noticeable. In regions such as New England, (ISO-NE), Pennsylvania, New Jersey, and Maryland (PJM); New York (NYISO); and Texas (ERCOT), the deregulation of wholesale electricity sectors and retail electricity sales is quite advanced and appears irreversible. “Spark spreads” (profit margins per MWh for one benchmark combined cycle unit) and the attractiveness of commercial operations have generally produced positive results. In those regions, the company’s generation and retail activities are highly active and well placed in the market. In others, such as the southeastern and the western United States, deregulation is proceeding much more slowly and is even stagnant, so the outlook is less positive for the commercial sector. GSENA has been successful in negotiating PPA agreements with the existing public service companies.

As part of our North American Strategy, GSENA sold its Chehalis Power Plant, a 520 MW natural-gas-fired power generation facility in Chehalis, Washington, to PacifiCorp. Financial terms are not being disclosed. GSENA continues to focus on its core markets including ERCOT, and the Northeast (PJM, NEPOOL, and NYISO) as well as Canada and Mexico.

Latin America

In Latin America, the regulatory environment and the degree of market deregulation vary according to country. In that region, GSEI’s main presence is in Brazil and Peru. The company is also active in Chile, Panama, Bolivia and Argentina.

Brazil

In Brazil, a ruling was issued in 2001 on the privatization of the electricity sector; 80% of the production capacity remained the property of the State while the major part of the distribution segment was transferred to the private sector. From 2003 to 2005, the Brazilian government introduced a new regulatory model for the electricity market. In general, this model gives the federal government a larger role at all levels of the system (regulatory agency, network management and wholesale market). A pooling system was created to have a transparent framework for the signing of long-term contracts. The pool, which operates like a risk-sharing instrument among producers, is a mandatory supply channel for distribution companies. The model involves auctions (“leilões”) held regularly by the government; concessions for the construction of new production capacities (especially hydro-electric) are awarded to those bidders prepared to offer the lowest rates. In practical terms, the auctions are held in several phases. Thus the distinction is made between “old” (existing capacities) and “new” (new developments and expansions of existing sites) energy, with the latter being awarded longer term contracts.

Private and public producers have participated actively in the new energy auctions, and the government is convinced that the system is an effective magnet to attract the investments needed for the growth of the country’s energy production.

In Brazil, GSEI owns 68.71% of Tractebel Energia (TBLE) – the country’s largest independent energy producer, which operates an installed capacity of 7,491 MW. GSEI sells its electricity mainly through long-term contracts entered into with distributors and industrial customers (bilateral agreements). In 2008, TBLE acquired seven power plants - one large hydro unit, three small hydro units and two wind farm totaling 291 MW. The Company also succeeded in winning an auction for the construction of a 33 MW sugar cane bagasse-fueled facility in partnership with a local sugar and ethanol producer.

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In 2008, the company won the 3,300 MW hydropower project Jirau. The project has signed 30-year PPAs with distributors for 70% of its 1,975 MW assured energy, with the price set through an auction.

These contracts will start on January 2013, but the plant is scheduled to start commercial operation by April 2012.

During the anticipation period in 2012, and for the remaining 30% assured energy beginning 2013, GDF SUEZ will be able to sell its 50.1% stake output in the free industrial market at higher prices than the prices of the regulated market with distributors.

The construction of Jirau will demand 9 billion Reais of investments, and the civil works started on December 2008, after the release of the Installation Environmental Licence by the federal environmental agency Ibama.

The Brazilian development bank BNDES will finance some two thirds of the construction costs.

Peru

Since the end of the 1990s, Peru has gradually restructured and opened up its electricity market, shifting towards privatization and efforts at deregulation. A significant portion of the country’s hydroelectric production is still in the hands of the Government, which owns ElectroPeru, the country’s largest electric utility. Nonetheless, even in the absence of new privatizations, the private sector is gaining more influence as nearly all new investments in generation capacity are done by the private sector.

GSEI owns a 61.73% stake in EnerSur, which has an installed capacity of around 835 MW (and another 192 MW under construction) and which in 2008 was the second largest private generator for its installed capacity and and gross generation with 17% market share. GSEI also owns a minority stake (8%) in TGP (the Camisea gas pipeline).

Moreover, in 2008, EnerSur continued to diversify its contract portfolio by adding around 35 MW in contracts with unregulated customers.

In April 2008, EnerSur commenced the construction of the third phase of the Chilca1 thermal plant located 50 km south of Lima. The plant is currently operating two open cycle natural gas turbines corresponding to an installed capacity of around 350 MW. The third phase encompasses another gas turbine of 195 MW, which should be commissioned in September 2009.

Aside from Chilca 1, EnerSur operates two other thermal plants: Ilo1, with an effective installed capacity of 215 MW and using residual steam, fuel oil and diesel, and Ilo21, a coal-fired plant with a capacity of around 135 MW. These plants are located in Ilo, 1,000 km south of Lima. EnerSur also owns a concession for the operation of the Yuncan hydroelectric plant with an installed capacity of 130 MW.

EnerSur has a total of approximately 610 MW contracted out of which 320 MW are with regulated contracts. The most important customers among such clients are Luz del Sue and Edelnor, the first and second largest distribution companies in Peru. The average duration of these contracts is approximately 2 years.

Chile

The regulatory system in Chile has been relatively stable since the 1982 reform, the year in which the electricity sector was fully privatized.

Several changes in early 2004 were made primarily to clarify certain transmission problems. Now the Corta Law (Ley Corta) clearly defines the way in which transmission costs are to be charged. In 2005, the Corta Law II was added to promote stability and flexibility in regulated prices, in response to the gas crisis in Argentina.

GSEI has a substantial presence in the Chilean market (in partnership with local companies). The Company is one of the main operators, with a stake of 33.25% in Electroandina, the largest producer of the SING (Northern Chile) network, which has an installed capacity of 938 MW, and a stake of 27.38% in Edelnor, the third largest producer of the SING network with an installed capacity of 681 MW.

Gasoducto Norandino, of which the Group owns 84.7%, owns and operates a gas pipeline designed to import from Argentina to northern Chile an annual volume of 3.22 billion m3 of natural gas intended mainly for electricity production. GSEI also owns a smaller distribution company, Distrinor, which is backed by Norandino and targets industrial demand.

The gas crisis suffered by Argentina since 2004 definitely affected the business in Chile. As a reaction, GSEI is investing in diversifying its product mix in northern Chile by building two new coal-fired power plants (150 MW each) and an LNG import and regasification terminal (with a nominal capacity of 1.9 billion m3/year of natural gas). The terminal is developed by GNL Mejillones SA, which is held equally by GSEI and Codelco, one of the world’s leading copper producers and a partner of GSEI in northern Chile. The Global Gas and LNG Business Line will supply the LNG for the first three years of the terminal’s operations.

Argentina

GSEI is active in Argentina through Litoral Gas, one of the country’s four largest distribution companies, which boasts nearly 575,000 customers, in which GSEI has a 64.16% stake, and Energy Consulting Services, a sales and consulting company that is 46.7% owned by GSEI.

Panama

GDF SUEZ Central America manages the acquired interests in Panama (BLM) and established a platform for business development in Central America.

In a demand growth scenario and within an incentive regulatory framework, GDF SUEZ Central America signed a 10-year PPA for the construction of a 115 MW hydro power plant in Panama, called Dos Mares. The construction started in August, 2008.

Costa Rica

Through the acquisition of Ecoenergy, GDF SUEZ Central America manages the construction project involving a 50 MW wind farm in Costa Rica, called PEG, expected to be commissionned in the 2nd quarter of 2009.

Bolivia

Through the acquisition of Ecoenergy, GDF SUEZ Central America manages Empresa Electrica Corani. It owns and operates two hydroelectric power plants (Corani and Santa Isabel) with a capacity of 147 MW. It is the largest hydro generator and the only one with a dam that can regulate the flows.

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On January 25, 2009, a referendum for a new constitution was approved in Bolivia a new legislation governing electricity could be introduced during 2009 or 2010 to comply with this new Constitution.

Middle East, Asia and Africa

In the Middle East, Asia and Africa, GDF SUEZ Energy International is now active in Thailand, Laos, Singapore, the Gulf State countries and Turkey.

Thailand

In Thailand, GSEI holds a 69.11% stake in Glow Energy which has total capacity of 1,708 MW of electricity, 967 metric tons of steam and 3,660 cubic meters/hour of processed water.

Glow Energy provides electricity to EGAT, the country’s primary public service company, as well as electricity, steam and water treatment for around thirty large industrial customers (most of which are subsidiaries or affiliates of international groups or reputable Thai companies) in the Map Ta Phut region, east of Bangkok. Glow Energy has been listed on the Thai stock exchange since April 2005.

To meet increasing electricity demand from its industrial customers, Glow Energy started construction in February 2007 of a new 115 MW coal-fired production unit to be commissioned in December 2009. In August 2008, Glow also began a new 382 MW gas-fired production unit which will start operating at the end of 2009. Since December 2008, the capacity of the new 115 MW coal-fired unit was fully sold to clients and Glow has also secured commitments for most of the 382 MW gas-fired unit.

A new 660 MW coal-fired power plant, Gheco One, is currently under construction with a commercial operation date scheduled for November 2011. Gheco One was selected from four applicants on December 7, 2007 as part of an invitation to tender process and will supply electricity to EGAT through a long-term contract. Glow Energy will own 65% in Gheco One, with the remaining 35% belonging to Hemaraj Land and Development Company Limited (“Hemaraj”).

In October 2008, shareholders of Glow Energy approved the transactions to acquire Houay Ho Project, a 153 MW hydroelectric power plant in Laos, from Stopper Finance B.V. and Houay Ho Thai Company Limited, both subsidiaries of GDF SUEZ. Glow Energy will hold a 67.25% stake in the Huoay Ho project, through direct and indirect shareholding. The project sells nearly all its production to EGAT under a long-term contract. The transactions are scheduled to be completed during the first half of 2009.

GDF SUEZ Energy International owns a 40% stake in PTTNGD Co. Ltd., which distributes natural gas to industrial customers in the Bangkok region. The company is 58% held by PTT PCL, the primary oil, gas, and petrochemical company in Thailand.

Singapore

In 2008, GDF SUEZ in a consortium with Marubeni, Kansai, Kyushu and Japan Bank for International Cooperation (JBIC) acquired Senoko from Temasek for the sum of 3.65 billion Singapore dollars (€1.76 billion). Senoko is Singapore’s largest power generator with about 30% of generation market share in 2007.

GDF SUEZ Energy International and Marubeni will each hold 30% of the capital of Senoko. Kansai and Kyushu will hold 15% each and JBIC the remaining 10%. Senoko Power owns and operates a unique portfolio of generation units offering a combined capacity of 3,300 MW.

In addition, Senoko Energy Supply (“SES”) – a subsidiary of Senoko – is responsible for selling electricity to eligible customers. SES currently serves 17.5% of eligible customers and offers various expansion opportunities in the future.

Countries of the Gulf Cooperation Council

GSEI now occupies the following positions (in terms of operations or construction) in the countries of the Gulf Cooperation Council:

•

a 32.81% ownership share in UPC, a 288-MW power station located in Oman. The current divestment from UPC is required by the authorities prior to the Barka 2 commercial operation date;

•

a 20% ownership share in Taweelah A1, a desalinization water facility generating 1,360 MW of power and 385,000 cubic meters of desalinized water a day in Abu Dhabi. Taweelah A1 has begun an expansion project to increase the capacity of its facilities to 1,592 MW. The additional power should be available in May 2009;

•

a 55% stake in Sohar, a 586 MW combined cycle turbine and a desalinization plant with a capacity of 150,000 m3/day. The complex, which had operated as a single cycle since May 2006, reached full commercial operating capacity in May 2007;

•

a 47.5% stake in the Barka/Al-Rusail project. Under this project, GDF SUEZ Energy International acquired an existing 665 MW plant in Al-Rusail, while starting construction in Barka of a new project comprising a 678MW electrical power plant and a sea water desalinization facility with a capacity of 120,000 m3/day. The financing package for the Barka/Al-Rusail project was finalized during 2007; the Barka project should be operational by April 2009;

•

a 45% stake in Al Ezzel, the first independent electrical power plant project to be created under the privatization program implemented by the Government of Bahrain. The 954 MW combined cycle plant, which began operations in May 2006, reached full commercial operating capacity in May 2007;

•

a 30% stake in Al Hidd, also located in Bahrain. This plant involves a combined cycle gas plant with 938-MW of power and a desalinization facility with a capacity extended to 273,000 m3/day in early 2008;

•

a 20% stake in Marafiq, a project with a capacity of 2,745 MW and 760,000 m3/day, located in Jubail, in northeastern Saudi Arabia. The financial package for the Marafiq project was finalized during 2007. Construction has begun and the complex should be commissioned in 2010;

•

a 20% stake in Ras Laffan C, a project with a capacity of 2,730 MW and more than 286,000 m3 of desalinated water per day, located in Qatar. GSEI and its partners were declared preferred bidders for the project in March 2008 and the financial closing took place was achieved on the 8th of August 2008. Ras Laffan C should be operational by April 2011 with a partial start-up date scheduled for May 2010;

•

GDF SUEZ owns 40% of Shuweihat 2, a natural gas-fired installation that will deliver 1,500 MW of electricity and 454,610 m³/day of water. The remaining 60% of the project is owned by Abu Dhabi Water and Electricity Authority (ADWEA). GDF SUEZ secured financing for the project on January 6, 2009. The completion and start-up of the plant is scheduled for 2011;

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•

in August 2008, GDF SUEZ won the contract to build, own and operate the Al Dur 1 power generation and seawater desalination plant in the Kingdom of Bahrain. Al Dur 1 is a natural gas-fired installation that will deliver 1,234 MW of electricity and 218,000 m³ of water/day. Completion of the Al Dur 1 plant is scheduled for 2011. The financial closing of the project has still to be reached.

Other

In addition, GSEI owns 95% of a 763 MW combined cycle plant located in Turkey.

Competitive environment

North America

2008 was marked by two issues: the worsening financial conditions in North America and rapidly declining commodity prices.

The deteriorating financial conditions started with the bursting of the housing market bubble and migrated to the banking sector, as the cost of credit increased and liquidity significantly declined. The effect on our power markets was a decrease in market liquidity, a reduction in the number of tradable counterparties, and a shortening of the term. The trading activities of financial institutions in power and gas stagnated in the second half of 2008. GDF SUEZ, was largely unaffected, due to stable parent Company credit rating.

During the second half of 2008, the commodity price complex in North America suffered a rapid decline, including natural gas, power, steel, etc. Between July and December 2008 NYMEX price for natural gas decreased 61%, followed by power spark spreads, and the fall in oil prices around the world. Combined with expectations of lower demand, (result of US recession), the impact on commodity prices has been very strong. Commodity price volatility has increased, as has the level of uncertainty surrounding future demand.

As oil prices soared in the first half of 2008, LNG cargoes shifted to Asian destinations as contracts priced against oil provided to be more lucrative than the Atlantic basin destinations. Competition was fierce for limited spot supplies for the first half of 2008 given the demand from Asia combined with supply issues, Asia managed to secure most incremental volumes and continued to do so through end of year. However, as oil prices fell rapidly in the second half of 2008, Atlantic and Pacific cargoes of LNG regained price parity, while expectations of demand for natural gas in North America were tempered by economic recession. The most active LNG import facility in the US in 2008 was the Group’s facility in Everett.

Contracting economic conditions are expected to continue through 2009. These conditions have delayed the need for new construction, depressed demand, and impacted the evolution of publicly traded companies. The breakdown of the credit markets has increased the cost of capital for most power and gas players, which could lead to higher prices during economic recovery.

The supply equation for natural gas changed slightly during 2008. As the cash price and future expectations surrounding high NYMEX prices rose during first half of 2008, domestic production of natural gas from unconventional sources increased and satisfied growing demand, without importing additional LNG. However, as the forward price of natural gas fell below $5-$6/mmbtu in Q3 – Q4 2008, production from unconventional sources became less competitive.

Although demand for renewable energy remains strong, based on individual state-based Renewable Portfolio Standards, developers of new assets faced difficulties in the second half of 2008. Lack of financing and a challenging tax equity market, combined with lower power prices and changing government subsidies, made projects difficult to move forward.

The United States encountered its first domestic CO2 price in Q4 2008, with the official launching of the Regional Green House Gas Initiative in New England. This cap and trade system signed by 10 states in the Northeast held its first auction in September 2008, during which time the published price for CO2 was $3.07/ton. GSENA has plants in New England, and for those that emit CO2, satisfied its RGGI requirements.

While a recovery of electricity production from nuclear and coal-fired power plants may represent an additional threat for the long-term profitability of combined cycle plants, in a context of high gas prices, the political and environmental concerns related to those fuels are difficult obstacles to overcome. Different regional and local authorities are now applying policies limiting carbon emissions (RGGI & WSCI). However, as yet, nothing has been decided in Washington regarding federal CO2 policy. The content and timeline of any future legislation on carbon emissions remain uncertain.

Latin America

The demand for energy has continued to grow regularly in most Latin American countries. Reserve margins have tightened in most of the continent’s markets and are starting to be very limited.

Price trends moved in line with the trends observed for fuels and in a context of tight margins. However, every market has specific characteristics. The Pacific axis (Chile, Peru) is behaving in a more orthodox manner; prices in those regions are influenced primarily by hydrological conditions, liquid fuels prices and the cost of new infrastructures. On the Atlantic coast, Brazil can be observed attracting new private investment, while Argentina favours public investment. In both of these countries, the governments have suceeded in limiting price increases (in Argentina, this is the case for residential customers, but the industrial sector must face rate hikes). These countries have made it a priority to delay and implement only low increases in electricity and natural gas prices, at least for existing power plants. Complex specific regulations have been developed to encourage and provide an additional incentive for the construction of new infrastructures.

Owing to economic growth and the value of natural gas as an alternative fuel, the demand for gas for power generation has continued to grow in all South American markets. This growth in gas demand was however not complemented with the necessary E&P investments and thus gas supply did not follow demand. This situation gave way to the first LNG imports ever in the region during winter time in Argentina and Brazil. In Peru gas demand caused bottlenecks in the transport system which forced the regulatory authorities to enact regulations to cope with the associated extra costs.

The oil and gas companies have continued their investments in Peru and Brazil but have put projects on hold in Argentina and Bolivia owing to interference by the Government and uncertainty regarding the future regulatory framework. This situation has led to market fragmentation and unmet needs in Chile, Uruguay and Argentina.

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Latin America has been going through a period of relative prosperity despite the uncertainty related to the current economic downturn. The forecasts are being revised downward but so far, growth is still expected. The experience of past economic crises showed that the Latin American countries had a stagnant or low increase in energy  demand during times of recession.

Middle East, Asia and Africa

In the Middle East, Asia and Africa, GDF SUEZ Energy International acts mainly as an independent utility. In these areas, it now sells its production to public distribution companies or directly to industrial clients.

Despite the global economic downturn, the demand for energy continues to be strong in many countries in the region.

Viable investment opportunities in independent electricity production projects should also emerge in other regions of Asia, the Middle East and Africa, especially in Indonesia, Vietnam and South Africa.

According to the World Economic Outlook 2008, power plant construction will need to continue in emerging economies, regardless of economic conditions. In China and India, as well as countries such as South Africa, Indonesia and Vietnam, utility companies and independent power producers have been struggling just to keep up with rising demand for electricity. The current financial crisis is not expected to affect long-term investment in energy worldwide, but could lead to delays in bringing current projects to completion.

Therefore viable investment opportunities in independent electricity production projects should emerge in those countries. However, other countries in the region are experiencing a slowdown, such as Singapore or Thailand where the government is reviewing its power development plan.

The state-owned Electricity Generating Authority of Thailand (EGAT) believes the economic slowdown will reduce power demand, especially from the industrial sector in the eastern region and has therefore cut its estimated 5-year CAGR power demand from 5.5% to 3% for the next 2 to 3 years. The Energy Planning Policy Office (EPPO) has revised the country’s power development plan (PDP) accordingly.

Three of the four private generating projects awarded in December 2007 following Thailand’s second tender for IPP projects have agreed to delay the start of electricity sales under their Power Purchase Agreement (PPA) with EGAT.

The fourth and most advanced of the IPP projects – Gheco One - will not experience any delay in its electricity sales to EGAT as it has already secured financing and started construction, with operation planned for 2011.

In order to maintain private interests in the power sector, the National Energy Policy Council approved a revised biomass and cogeneration electrical power plant plan in late January 2009 in order to launch a call for tender, several months ahead of the originals schedule. According to the regulator, these plants should be operational in 2013.

Industry officials stress that while there is a correlation between GDP growth and electricity demand, the correlation in Singapore is not as strong as in many countries of the region given the high level of development of the island. In addition, other factors also come into play, such as temperature.

Given the current situation, some generating companies have put expansion plans on hold. Tuas Power, for instance, has delayed plans for a clean coal/biomass cogeneration plant by six to twelve months. Sembcorp has also announced it was holding back on its plan to build a second cogeneration plant.

Demand levels for power and water in the Gulf Cooperation Council (GCC) region are still rising, despite the global slowdown. IPP opportunities in the countries of the GCC are still considered attractive, owing in particular to the clarity of the regulatory framework and the maturity of the customary contractual framework in those markets. However, the project financing availability has contracted given the current economic environment, slowing down the financial closure of some projects.

6.1.3.1.3 Global Gas & LNG Business Line

6.1.3.1.3.1 Missions, organization and main highlights in 2008

The Global Gas & LNG Business Line’s main mission is to supply (energy and shipping) natural gas – including LNG – to various GDF SUEZ units, through its exploration-production business, supply contracts and organized markets.

It manages and optimises the balance between GDF SUEZ’s natural gas resources and needs through the management of its resource portfolio and trading.

It develops GDF SUEZ’s activities in the LNG sector directly or in connection with other Group entities.

It also develops a natural gas and LNG trading business.

Finally, it markets energy (natural gas and electricity) offers and related energy services to the Group’s largest customers in Europe.

The main strategic objectives of the Global Gas & LNG Business Line are:

•

increasing hydrocarbon production and reserves and developing and diversifying a portfolio of natural gas supply to meet its markets’ needs;

•

consolidating GDF SUEZ’s international leadership in LNG, by leveraging on its expertise in every segment of the LNG value chain;

•

continuing to develop sales to the Group’s largest customers;

•

optimizing the value of its assets within a stringent risk management framework.

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The Global Gas & LNG Business Line is made up of five Business Units (BUs) and support and steering functions, with a total of around 2,200 staff.

• NET SALES AND EBITA FOR THE BUSINESS LINE

Unandited proforma figures, millions of euros	2008	2007	Gross change as a %
Net sales for the Business Line	22,394	17,284	29.6%
Net sales Group share	10,827	8,096	33.7%
EBITDA	3,715	2,344	58.4%

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Key figures 2008:

•

natural gas purchases: 658 TWh;

•

oil and gas production: 51.3 Mbep;

•

hydrocarbon reserves at December 31, 2008: 703.7 Mbep;

•

natural gas sales to large European accounts: approximately 200 TWh.

Main highlights in 2008

March

Reception of the Group’s first LNG cargo produced in Snøhvit; this first cargo, loaded by the Provalys LNG tanker, which was specially designed for the weather conditions of Norway’s Arctic regions, opened a new LNG supply route representing 700 million m3 of natural gas per full-year.

April

Signature of a long-term supply contract with Shell for a total volume of 10 billion m3 of natural gas under the form of LNG, to be delivered starting in 2014 at the latest.

June

Signature of a partnership with PowerGas to develop and operate the first LNG terminal in Singapore. GDF SUEZ will hold a 30% stake in the company project.

September

Acquisition from NAM of a set of oil and gas exploration & production and transport assets in the Dutch North Sea near the NOGAT gas pipeline, GDF SUEZ becoming the operator of NOGAT with a 30% stake.

Acquisition of a 20% stake in an exploration-production license in Libya. Acquiring this license allows GDF SUEZ to enter Libya’s gas upstream.

Acquisition of a 15% stake in an off-shore exploration-production license in Azerbaijan (Yalama prospect). This will be GDF SUEZ’s first operation in Azerbaijan.

October

Under a broader assets swap agreement, GDF SUEZ and ENI concluded the following supply contracts:

•

an annual 4 billion m3 of natural gas deliverable in Italy over 20 years;

•

an annual 900 million m3 of natural gas in the form of LNG in the Gulf of Mexico over 20 years;

•

an option for an annual 2.5 billion m3 of natural gas over 11 years deliverable in Germany.

Under this agreement, ENI also sold GDF SUEZ a set of exploration & production assets in the United Kingdom, the Gulf of Mexico, Egypt and Indonesia.

November

Conclusion of a partnership with Cameroon’s Société Nationale des Hydrocarbures (SNH) for the development of a liquefied natural gas (LNG) export site.

First delivery by GDF SUEZ’s of an LNG cargo to the Zeebrugge LNG terminal after its capacity was extended.

Launch by Powernext of an organized spot and futures gas market in France. GDF SUEZ, a Powernext shareholder, will be market maker in this market through Gaselys, to develop natural gas trade and foster development of a new natural gas price reference on the European markets.

December

Offloading by GDF SUEZ of an LNG cargo on the Isle of Grain terminal during commissioning of the terminal’s phase 2. The Group has an annual regasification capacity of 3.3 billion m3 in Great Britain.

Ten-year extension of the natural gas sale contract (approximately 300 million m3) with Gaznat, a natural gas supply company in French-speaking Switzerland.

GDF SUEZ wins the LNG Award 2008, which distinguishes the company that has made the largest contribution to the development of the LNG industry in the past year.

Discovery of natural gas in the southern basin sector of the UK continental shelf (Juliet well).

6.1.3.1.3.2 Exploration & Production BU

1 Key indicators

At December 31, 2008, the Group’s proven and probable reserves amounted to 703.7 million barrels of oil equivalent (“Mboe”), 70% of which was natural gas and 30% of liquid hydrocarbons. The Group’s annual production of natural gas and liquid hydrocarbons was 51.3 Mbep in 2008.

2 The Business Unit’s missions

In order to diversify and secure its access to hydrocarbon resources, to benefit from a greater share of the natural gas chain’s added value and to encourage its development in LNG, the Group has its own reserves, primarily in the North Sea, Germany and North Africa, some of which are fed by sources it operates for itself and for its partners.

3 The business unit’s activities

3.1 Legal framework for Exploration-Production activities

The Group operates its exploration-production activities within the framework of licenses, concessions or production sharing contracts, and/or other types of contracts drawn up with the public authorities or national companies of the countries involved. Depending on the type of license or contract, or legislation in force, GDF SUEZ undertakes to implement an exploratory program and, if successful, is entitled to work the fields involved for a certain amount of time, subject to approval of a development plan by national authorities. Throughout the production period, GDF SUEZ must pay royalties to those authorities, hand over part of the production, pay a share of its profits and/or pay certain taxes specific to the oil and gas sector.

In accordance with oil and gas market practice, GDF SUEZ normally operates in association with one or more other oil and gas companies. Under current partnership contracts, one of the parties is generally designated as operator, meaning that it is responsible for conducting daily operations (with the other parties’ approval required for important subjects such as the adoption of a development plan, major investments, budgets or sales contracts for the group). Only those companies that have been recognized by the local authorities may be designated as operators.

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GDF SUEZ has been recognized as operator in most countries where it works. This referencing allows it to take part in exploration-production in these countries with a management role, not only in terms of technical matters but in terms of strategy as well (investment, development).

3.2 Reserves

As of December 31, 2008, the Group held 357 exploration and/or production licenses, 58% of which were self-operated, in 12 countries. Of the 27 wells drilled in 2008, 12 wells were successful, with four discovered in the UK, two in Norway, two in Egypt and two in Libya. Some of these discoveries gave the Group additional proven and probable reserves in 2008; the other discoveries resources and will contribute to the Group’s reserves over the coming years.

The tables below show all of the Group’s proven and probable reserves (including developed and undeveloped reserves) (1), and, on the dates given, their geographic breakdown:

• CHANGE IN THE GROUP’S RESERVES (2)

Mboe	2006	2007	2008
Proven and probable reserves	626.8	666.9	703.7
of which natural gas	488	492.5	494.4
of which liquid hydrocarbons	138.8	174.4	209.3
Equity affiliates’ share of proven and probable reserves	58.5
TOTAL	685.3	666.9	703.7

• CHANGE IN THE GROUP’S RESERVES BY COUNTRY: NATURAL GAS

Mboe	Natural gas
	2006	2007	2008
Germany	121.2	104	87.6
Norway	228.8	228.2	236.3
United Kingdom	64.9	49.4	51.9
Netherlands	93.2	99.5	114.4
Other	10.2	11.3	4.2
TOTAL	518.3	492.5	494.4
Change	- 4.7%	- 5%	+ 0.4%

(1)

The proven and developed reserves are those that can be produced using existing installations. Undeveloped proven reserves are those that require new wells to be drilled on virgin territory, or significant extra investment in existing facilities, such as a compressor unit.

(2)

The totals are rounded off according to the database, so there may be slight differences between the details and the total.

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• CHANGE IN THE GROUP’S RESERVES BY COUNTRY: LIQUID HYDROCARBONS

Mbbl	Liquid hydrocarbons
	2006	2007	2008
Germany	43	47.7	62.9
Norway	92.5	91.5	105.2
United Kingdom	30.6	23.9	24.5
Netherlands	0.9	1.1	3.8
Other	0	10.1	12.8
TOTAL	167.0	174.4	209.3
Change	- 20.1%	+ 4.4%	+ 20.0%

• CHANGE IN THE GROUP’S RESERVES BY COUNTRY: TOTAL

Mboe	Total = natural gas + liquid hydrocarbons
	2006	2007	2008
Germany	164.2	151.8	150.5
Norway	321.3	319.7	341.5
United Kingdom	95.5	73.4	76.4
Netherlands	94.1	100.6	118.3
Other	10.2	21.4	17.0
TOTAL	685.3	666.9	703.7
Change	- 9,0%	- 2,7%	+ 5,5%

• FOLLOW UP OF THE CHANGE IN THE GROUP’S RESERVES – NATURAL GAS

Mboe	2006	2007	2008
Reserves at December 31 N-1	544.0	518.3	492.5
Revision + discoveries	16.5	8.8	15.8
Assets bought and sold	(9.9)	(3.8)	23.9
Production sales	(32.3)	(30.8)	(37.7)
RESERVES AT DECEMBER 31	518.3	492.5	494.4

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• FOLLOW UP OF THE CHANGE IN THE GROUP’S RESERVES – LIQUID HYDROCARBONS

Mbbl	2006	2007	2008
Reserves at December 31 N-1	209.0	167	174.4
Revision + discoveries	12.3	9.4	45.4
Assets bought and sold	(41.1)	9.6	3.0
Production sales	(13.2)	(11.6)	(13.5)
RESERVES AT DECEMBER 31	167.0	174.4	209.3

• FOLLOW UP OF THE CHANGE IN THE GROUP’S RESERVES – NATURAL GAS AND LIQUID HYDROCARBONS

Mboe	2006	2007	2008
Reserves at December 31 N-1	752.9	685.3	666.9
Revision + discoveries	28.8	18.2	61.2
Assets bought and sold	(50.9)	5.8	26.9
Production	(45.5)	(42.4)	(51.3)
RESERVES AT DECEMBER 31	685.3	666.9	703.7

At December 31, 2008, GDF SUEZ’s proven and probable reserves of liquid hydrocarbons and natural gas totaled 704 Mboe compared with 667 Mboe in 2007, including 70% of natural gas reserves, representing 77 billion m3. GDF SUEZ conducts exploration-production activities in 12 countries, primarily in Europe and North Africa. As an illustration, at the end of 2008, the Group’s share in gross proven and probable working interest reserves was 729 Mboe compared with 696 Mboe in 2007.

Every year, more than one-third of reserves is subject to an independent assessment by an international expert (currently DeGolyer and MacNaughton) over a three-year cycle. At December 31, 2008, 35% of 2P reserves were covered by that assessment.

The Group uses the Securities and Exchange Commission (SEC) definitions for the classification of its proven reserves and the Society of Petroleum Engineers (SPE) and World Petroleum Congress (WPC) joint definitions for the classification of its 2P (proven and probable) reserves, known as SPE PRMS.

These assessments, which require the use of certain subjective evaluations, are revised annually to account for new information, in particular concerning production levels for the past year, source re-evaluation, the addition of new reserves resulting from discoveries or acquisitions, the sale of reserves and other economic factors.

Unless otherwise specified, the references made to proven and probable reserves and to production must be understood as the Group’s stake in these reserves and this production (net of all charges paid in kind by third parties in the form of crude oil or natural gas). These references include the total of these net proved and probable oil, gas, and other hydrocarbon reserves estimated as being potentially contracted for the remaining duration of the licenses, concessions, and sharing production contracts. Non-contractual renewal of these licenses, concessions and agreements was not taken into account.

The renewal rate of the reserves for a given period is defined as the ratio of additions of reserves of the period (discoveries, net acquisitions and revisions of reserves) to the production of the period. The renewal rate of the Group’s reserves was 112% on average over the period 2004-2006, 78% on average in 2005-2007 and 65% on average in 2006-2008.

3.3 Production (1)

The following tables show GDF SUEZ’s production of natural gas and liquid hydrocarbons, including the share from the equity affiliates, by country, for each of the three years ended on December 31, 2006, 2007 and 2008.

(1)

Since production is rounded to the nearest tenth, totals may show insignificant differences.

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• CHANGE IN THE GROUP’S PRODUCTION BY COUNTRY – NATURAL GAS

Mboe	2006	2007	2008
Germany	8.8	8.6	8.1
Norway		0.2	4.2
United Kingdom	8.5	7.2	6.5
Netherlands	14.6	14.3	18.3
Other	0.4	0.6	0.7
TOTAL	32.3	30.8	37.8

• CHANGES IN THE GROUP’S PRODUCTION BY COUNTRY – LIQUID HYDROCARBONS

Mbbl	2006	2007	2008
Germany	3.5	3.3	3.2
Norway	3.3	3.9	6.0
United Kingdom	4.3	4.2	3.8
Netherlands	0.1	0.1	0.2
Other	2	0	0.2
TOTAL	13.2	11.6	13.5

• CHANGE IN THE GROUP’S PRODUCTION BY COUNTRY – NATURAL GAS AND LIQUID HYDROCARBONS

Mboe	2006	2007	2008
Germany	12.3	12.0	11.3
Norway	3.3	4.1	10.2
United Kingdom	12.8	11.4	10.3
Netherlands	14.7	14.4	18.5
Other	2.4	0.6	0.9
TOTAL	45.5	42.4	51.3

During the fiscal year ended December 31, 2008, GDF SUEZ’s production of gas and liquid hydrocarbons was 51.3 Mboe.

3.4 Exploration-Production activity by country

Germany

The Group began its exploration-production activities in 1994 when it acquired Erdöl-Erdgas Gommern GmbH (“EEG”). In 2003, it purchased on-shore assets owned in Germany by Preussag Energie GmbH (“PEG”). In 2007, EEG merged with and was absorbed by PEG. The entity resulting from the merger is now known as GDF SUEZ E&P Deutschland GmbH.

PEG and EEG also had rights on underground storage sites, and these activities were transferred to the GDF SUEZ Infrastructures Business Line in 2008.

On December 31, 2008 the Group owned a stake in 62 oil and natural gas fields in Germany, including 56 in production, with proven and probable reserves of 151 million barrels oil equivalent including approximately 58% in natural gas form.

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Furthermore, the acquisition of PEG assets enabled GDF SUEZ to indirectly expand its presence in the German market due to its 11% stake in EGM, which owns transmission and distribution infrastructures and markets a portion of the gas produced by the Group in north-west Germany.

Finally, in 2008, the Group maintained its commitment to CO2 storage research, an area in which it signed a cooperation agreement with the Vattenfall Group in 2007, for an experimental CO2 injection and natural gas recovery improvement project on the Altmark site.

Norway

In 2001, the Group began exploration-production in Norway by acquiring stakes in the Snøhvit and Njord fields. It then purchased stakes in Fram and Gudrun in 2002, Gjøa in 2003, and obtained licenses for various exploration blocks.

The Group owns a stake in 20 oil and natural gas fields off the coast of Norway, of which its share was 341 Mboe of proven and probable reserves at December 31, 2008 (around 69% in gas form).

The Norwegian authorities recognized GDF SUEZ as the production phase operator for one of these fields, the Gjøa field, the production of which will start in 2010. The Norwegian authorities approved the Gjøa and Vega Sør development plan in 2007, and development is currently underway.

United Kingdom

In 1998, the Group helped develop the Elgin-Franklin field in the central basin of the British North Sea and then progressively expanded its portfolio of licenses.

At the end of 2008, the Group owned a stake in 29 fields located in the British North Sea, of which 13 were in production. As of December 31, 2008, the share of proven and probable reserves held by the Group (including the reserves held by its 22.5% stake in EFOG) in these fields represented 76 Mboe, of which around 68% was in the form of gas.

The Netherlands

In 2000, the Group became an off-shore operator in the Netherlands by acquiring companies owned by TransCanada Pipelines. In addition, this acquisition allowed it to become the operator of NoordGasTransport, the major Dutch underwater pipeline.

The Group owns stakes in 46 fields in Dutch waters. Forty of these fields are in production, and the Group acts as operator on most of them. At December 31, 2008, the share of proven and probable reserves held by the Group in these fields represented 118 Mboe, nearly all of which was in the form of gas.

In 2008, GDF SUEZ bought from NAM a set of oil and gas exploration & production assets in the Dutch North Sea, near the NOGAT pipeline, GDF SUEZ becoming the operator of NOGAT with a 30% stake. The acquired assets include shareholdings in five blocks currently in production and other potential volumes on existing sources and discoveries with a high potential for exploration. This acquisition considerably extends the company’s activity in the Netherlands.

Egypt

The Group won a bidding process and on September 15, 2005 finalized a concession agreement with Egypt’s national company, EGAS, and the Egyptian government, thereby obtaining a 100% stake in the West El Burullus off-shore block, located in the Nile River delta. Fifty percent of the shares were later sold to Dana Petroleum.

In 2007, the Group increased to its presence in Egypt by acquiring a 45% stake in the “Alam El Shawish West” license from Vegas Oil & Gas.

At the end of 2008, the Group’s share in Egypt of proven and probable reserves held was 12.7 Mboe of petroleum.

In addition, in 2007, the Group signed an agreement with Shell to acquire a 10% stake in the new exploration license requested by Shell on North West Damietta, a request that was accepted by the Egyptian authorities in 2008.

Other countries

GDF SUEZ is also present in Algeria, the Ivory Coast, Mauritania, Libya, Azerbaijan and France.

Since 2002, the Group is operator of the Touat permit in southern Algeria, in partnership with Sonatrach. The exploration/appraisal phase ended in 2007, and the development plan was drafted in 2008. The approval of this development plan by the Algerian authorities is underway.

After the agreements signed in 2005 with Dana Petroleum, in 2006, GDF SUEZ entered into three off-shore blocks off the coast of Mauritania: 24% in block 1, 27.85% in block 7 and 26% in block 8, but the last block is being dropped due to a lack of prospects.

In the Ivory Coast, GDF SUEZ owns 100% of the company ENERCI. This company holds 12% of an off-shore production site which supplies the local market.

In 2008, GDF SUEZ began working in Libya by acquiring from Hellenic Petroleum SA 20% of an exploration-production license that involves five on-shore blocks in the Syrthe basin and one on-shore block in the Murzuq basin.

In 2008, the Group also acquired a 15% stake in the Yalama exploration license in Azerbaijan. No discoveries were made during post-acquisition drilling.

Finally, the Group acquired a 50% stake in the Pays du Saulnois license in France.

3.5 Natural gas commercialization

In 2008, the Exploration-Production Business Unit sold 68.3 TWh of natural gas, 64.3 TWh of which was produced by the BU, mainly under long-term contracts.

Currently, 54% of the natural gas produced by the Exploration-Production Business Unit’s affiliates is sold to third parties, in general under short- or long-term contracts concluded before these companies were acquired by the Group. Clients are mainly Gas Terra in the Netherlands, and E.ON and EGM in Germany.

Under contractual agreements, 46% of the natural gas produced by the Exploration-Production Business Unit’s subsidiaries were sold to the Supply Business Unit and the LNG Business Unit. The affiliates exposure to market price risks lead, for a part of them, to hedging contracts with the Gaselys Business Unit.

The long-term contracts under which GDF SUEZ sells its natural gas production differ according to the subsidiary and the local market. They are indexed on the natural gas spot price and/or to the price of oil products most of them including moving averages. Although changes in the price of natural gas tend to follow changes in oil prices, there is a certain delay, generally six to nine months, before oil product price changes impact long-term natural gas sale prices.

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4 Competitive position

There is considerable competition in Exploration-Production activity among oil and gas operators to acquire assets and permits to explore for and produce oil and natural gas. The Group produced 51.3 Mboe of natural gas in 2008. It moved to the top of the off-shore producer rankings in the Netherlands and came in fifth of the production companies in Germany, ninth in Norway and twentieth in the United Kingdom (1).

5 The Exploration-Production BU’s strategy

The Group’s Exploration-Production business activity is key to its strategy of integration along the entire gas chain, allowing the Group to:

•

reduce its exposure to margin shifts along the natural gas chain;

•

reduce the impact of energy price fluctuations on its supply costs;

•

gain access to new natural gas resources and diversify its commercial natural gas offers;

•

reinforce the Group’s position as a leading buyer by opening up possibilities for new partnerships with top suppliers with a view to furthering projects together.

The Group’s objective is to hold 1,500 Mboe in proven and probable reserves and to increase its production through organic growth and acquisitions, market conditions permitting. To reach these objectives, the Group plans to maintain its current level of holdings in its current production areas in Northern Europe, to accelerate development in North Africa (Algeria, Egypt, Libya), and to set up operations in new areas: Caspian Sea, Gulf of Mexico, Middle East. In 2009, the Group will set up activities in new countries (United States – Gulf of Mexico, Indonesia) under agreements signed in 2008 with ENI. Other opportunities could also arise: special attention will be given to projects with potential for an integrated LNG project.

6.1.3.1.3.3 Supply BU

The Global Gas & LNG Business Line aims to supply natural gas to various GDF SUEZ entities, through exploration-production activities, supply contracts and organized markets. In particular, the Business Line negotiates with major natural gas suppliers for the Group’s needs, and manages the physical balance between natural gas needs and resources. This integration of gas supplies optimizes the Group’s supply conditions and allows the Group to benefit from economies of scale on as broad a portfolio as possible.

Nonetheless, this integration of other Business Lines’ natural gas supply operations within the Global Gas & LNG Business Line is only sought when it creates value. It may be preferable for some transactions to be carried out locally; in this case, it is preferable to implement a subsidiarity principles and let these transactions be borne by a local entity. Under these particular circumstances, close coordination between the Business Lines is set up.

1 Key indicators:

The table below presents the sources of the Business Line’s supply portfolio for each of the three years ended on December 31, 2006, 2007 and 2008 (excluding its own consumption and losses).

• BREAKDOWN OF SUPPLY PORTFOLIO (EXCLUDING SELF CONSUMPTION AND LOSSES)

TWh	Fiscal years ended
	2008	2007	2006
Long-term contracts with third parties	511.5	503.0	503.9
Purchases from the Exploration – Production BU	33.2	31.6	32.0
Short-term purchases	113.4	82.2	102.9
Other sources	0.0	0.1	0.4
TOTAL	658.1	617.0	639.2

(1)

Sources: FUGRO (Netherlands Off-shore Information Services), German Oil and Gas Industry Association (WEG), Norwegian Petroleum Directorate, Cabinet Wood Mackenzie.

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2 The BU’s missions

As part of the Global Gas & LNG Business Line, the Supply BU is in charge of:

•

providing the Group with competitive natural gas supply;

•

commercializing part of the Exploration-Production BU’s production;

•

managing and optimizing the Group’s natural gas supply portfolio structure:

-

managing the Group’s natural gas ressources/needs balance,

-

unlocking value of storage, transport and regasification rights it manages,

-

selling natural gas or services to long- or short-term counterparties;

•

managing relations with the Group’s major natural gas suppliers.

It performs these tasks in cooperation with the LNG BU. It uses its skills to serve the Group’s subsidiaries in the area of natural gas purchasing when it does not supply these subsidiaries directly.

3 Description of the activity

A diversified portfolio

The Supply BU ensures the Group’s supply diversification in order to limit its counterparty risks, to protect it against eventual disruption in supply and to best adapt its natural gas purchases to its needs.

Its main resources come from Norway, Russia, Algeria, the Netherlands, Egypt, the United Kingdom, Libya and Nigeria. The table below gives the geographic breakdown of the Business Line’s gas supply sources (including its own resources and LNG) for each of the three years ended December 31, 2006, 2007, and 2008.

• GEOGRAPHIC BREAKDOWN OF SUPPLY SOURCES (INCLUDING ITS OWN RESOURCES)

Fiscal year ended December 31	2008	2008	2007	2007	2006	2006
	TWh	(%)	TWh	(%)	TWh	(%)
Norway	144.1	21.9%	132.6	21.5%	135.0	21.1%
Russia	97.1	14.8%	95.7	15.5%	101.2	15.8%
Netherlands	93.4	14.2%	94.9	15.4%	100.9	15.8%
Algeria	101.7	15.5%	105.9	17.2%	94.7	14.8%
Egypt	55.6	8.4%	53.2	8.6%	53.7	8.4%
United Kingdom	24.3	3.7%	23.0	3.7%	24.5	3.8%
Libya	20.1	3.1%	19.3	3.1%	18.8	3.0%
Nigeria	5.4	0.8%	6.4	1.0%	5.0	0.8%
Germany	3.1	0.5%	3.7	0.6%	2.2	0.4%
Other sources (a)	113.4	17.2%	82.3	13.3%	103.2	16.1%
TOTAL	658.1	100%	617.0	100.0%	639.2	100.0%
(a) Short-term market and mine gas purchases.

Gas supply

The Supply BU fuels the Group’s development with one of the largest and most diversified long-term contract portfolios in Europe. These contracts give the Group the visibility it needs to shore up its development and the security of its supply, and constitutes a major asset on the European natural gas market.

This portfolio is balanced in part through purchases in short-term markets through Gaselys. Through this, the Supply BU adjusts its supply to the group’s needs by optimizing its purchasing costs

The long-term contracts optimized by the Supply BU generally have a term in the range of 20 years. At December 31, 2008, the average residual term of these long-term contracts (weighted by volume) was 15.5 years (stable in comparison with 2007). No significant contract expires in the course of the next five years.

According to market practice, the long-term purchase contracts include take-or-pay clauses according to which the buyer agrees to pay for minimum gas volumes each year, whether or not delivery occurs (except in the event of supplier default or force majeure). However, the majority of the contracts include make-up or carry-forward flexibility clauses. These are compensation mechanisms which allow volumes already paid for but not offtaken to be carried over to a subsequent period (make-up) or limited volumes to be deducted from the take-or-pay obligation, when the volumes taken over the course of previous years exceeded the minimum volumes applicable to these years (carry forward).

The price of natural gas under these contracts is indexed (on either a monthly or quarterly basis) to the market price of energy products with which gas is directly or indirectly substitutable (mainly oil products). In addition, these contracts provide for periodic (two to four years) revisions of price and indexing formula to account for market changes. Most of the contracts also cover the possibility of one-off price revisions outside the periodic revision framework. Certain contracts also plan for changes in other contractual stipulations in the event of exceptional circumstances that impact the contracts’ economic equilibrium (hardship). The parties are then required to negotiate in good faith and can, in case of disagreement, revert to arbitration.

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The supply contracts stipulate one or more delivery points. The delivery points of gas delivered by pipeline are distributed across the entire European transport system and, in the case of LNG, are mainly positioned at the loading points for the vessels in the suppliers’ liquefaction plants.

The minimum quantities that the Global Gas & LNG Business Line (Supply and LNG BU, excluding subsidiaries) must take under its long-term contracts are 524 TWh for 2009, 2,203 TWh for the period 2010 to 2013, and 6,179 TWh for 2014 and thereafter.

Reservation of short- and long-term capacities:

Thanks to short- and long-term capacity reservation contracts, the Supply BU has natural gas reception and land and sea shipping capabilities downstream of the delivery points. It currently owns the use rights necessary for carrying out its supply contracts. In addition, the Group holds shares in international natural gas transit/transport infrastructures.

Outside France, these rights and/or stakes concern MEGAL (Mittel Europa Gas Leitung) in Germany, WAG (West-Austria Gasleitung) in Austria, SEGEO (Société Européenne du Gazoduc Est-Ouest) and TSA (Transport Supply Agreement) in Belgium, Interconnector between the United Kingdom and continental Europe, and transport capacity reservations in Europe (primarily in the Netherlands, Belgium, Austria, Germany, and Italy) for transmission of natural gas from its contracts with the Netherlands, Norway, Russia, Libya and other countries. Moreover, the Supply BU has subscribed access rights in LNG terminals on the Isle of Grain in the United Kingdom and in Carthagena and Huelva in Spain. It also manages the capacity held by the Group in the Zeebrugge terminal.

Relationships with major natural gas suppliers

The Supply BU has established long-term relationships with the Group’s traditional suppliers through supply contracts. These relationships may be further enriched by various partnerships that involve other Group entities. The Exploration-Production business has forged partnerships with British, Norwegian, Dutch and Algerian companies, including stakes in the LNG production plants in Snøhvit (Norway) and Idku (Egypt). A strategic protocol was signed with Sonatrach, which led to the 2001 creation of a joint commercialization company, MedLNG&Gas. The fruitful cooperation started in 2005 with Gazprom in LNG could lead to other partnerships in this briskly growing sector.

Note that the Supply BU recently consolidated its supply portfolio with its traditional suppliers and other suppliers to meet the Group’s future growth in Europe. As a reminder:

•

in 2006, the natural gas supply contracts concluded with Gazprom were renewed until 2030;

•

at the end of 2007, Gaz de France renewed its supply contracts for Algerian LNG until 2019;

•

under the 2008 sale of Distrigaz following the Gaz de France-SUEZ merger, supply contracts were concluded with ENI for the delivery of an annual 4 billion m3 of natural gas in Italy over 20 years and an option for 2.5 billion m3 of natural gas over 11 years in Germany.

Optimized management of the Group’s supply

With no supply contract being backed to on one particular client or group of clients, the Supply BU manages its natural gas portfolio, on the Group’s different European markets, in such a way as to optimize the total cost of its supply.

The supplies are established first and foremost by long-term contracts. These contracts give the buyer a certain flexibility in delivery volumes. The Supply BU optimizes the management of its supply portfolio, both in terms of volume and price, by taking advantage of the diversity of its portfolio of contracts.

These long-term supplies are complemented by short- or medium-term purchases from long-term suppliers or other players, in order to more finely adjust resources and develop sales while taking advantage of various market opportunities.

In particular, short-term activities help lighten or round out the supply portfolio. Through Gaselys, the Supply BU is active in the spot markets (especially, for gas, the National Balancing Point in the United Kingdom, the Zeebrugge Hub in Belgium and the Title Transfer Facility (“TTF”) in the Netherlands, and the Points d’Echange Gaz in France) and executes arbitrage operations by intervening in purchases and sales in the short-term markets, and by executing purchase and sale operations of derivative products linked to energy.

The Supply BU’s significant presence in short-term markets also makes it easier to manage the unexpected aspects of delivery on long-term supply chains. The Supply BU, in cooperation with Gaselys, helps develop liquidity in the French natural gas market by playing an active role in developing trade on Powernext.

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In addition, the Supply BU makes short- and long-term sales to European gas operators. The table below shows the change in sales to operators and in short-term markets for each of the three last years.

TWh	Fiscal years ended December 31
	2008	2007	2006
Operator Sales	34.0	40.8	47.6
Short-Term Market Sales	45.4	35.7	42.4
TOTAL	79.4	76.5	90.0

In addition to optimizations between contracts and short- and medium-term operations, it uses its booked capacity in underground storage facilities as a management tool. The natural gas stored over the summer, in addition to the use of supply contract flexibility volumes, helps meet additional customer demand in winter by guaranteeing supply continuity to its customers in observance of the legal requirements for all natural gas suppliers: in France, the Company must be able to supply all its firm customers under severe weather conditions that only occur two or fewer times a century – a condition known as the “2%” risk.

The Supply BU also provides the following services for third-party operators, through long-term contracts (sometimes beyond 2025):

•

re-delivery to StatoilHydro, Shell, Total and Conoco on the Spanish border (Col de Larrau) of up to 2.4 billion m3 of Norwegian natural gas each year, delivered to GDF SUEZ in northern France (Taisnières);

•

re-delivery to ENI on the Swiss border (Oltingue) of up to 6.5 billion m3 of Norwegian natural gas each year, delivered by ENI in northern France to GDF SUEZ (in Dunkerque and/or Taisnières);

•

finally, under a long-term gas swap contract with ENEL, GDF SUEZ receives Nigerian LNG in Montoir-de-Bretagne from ENEL (3.5 billion m3 per year) and provides ENEL with an equivalent volume of gas from its own supply portfolio at different points along the European network (in particular at the Austrian-Slovakian border and in the Italian LNG terminal of Panigaglia).

4 Competitive position

The Supply BU manages one of the most diversified supply portfolios in Europe in terms of the contracts’ geographic origin, secured by the large share of long-term contracts.

The natural gas portfolio stays competitive and flexible due to:

•

the centralization of natural gas purchases;

•

the Supply BU’s capacity to access markets to balance resources and needs and optimize the long- and short-term supply mix;

•

the periodic price review mechanism of long-term contracts;

•

its multiple delivery points and the Supply BU’s transport capacities in Europe.

5 Strategy – Development

The Supply BU implements the Group’s supply strategy, which consists in building a secure, competitive and flexible portfolio for all the Group’s energy vendors and processors:

•

by covering a large portion of the Group’s needs with long-term supply contracts;

•

by maintaining and developing geographic diversity of the portfolio of contracted resources, in particular by maintaining a large share of LNG in the resource portfolio;

•

by using short-term markets or resources to retain a certain management flexibility in order to face unpredictable demand and to meet certain customers’ specific needs;

•

by holding natural gas transmission and storage capacities throughout Europe and diversified transmission routes to the Group’s various markets.

In connection with other Group or Business Line BUs, the Supply Division is continuing to develop strategic partnerships with major suppliers.

6.1.3.1.3.4 LNG Division

1 The GDF SUEZ Group’s Position in LNG

•

Europe’s largest LNG importer (source GIIGNL 2007);

•

3rd largest LNG importer in the world (source GIIGNL 2007);

•

leader in the Atlantic basin;

•

management of a portfolio of long-term supply contracts from five countries in 2008 (six from 2009 on ), including three liquefaction plants in which the Group holds a stake (Atlantic LNG, Idku, Snøhvit);

•

regasification capacities in four European countries (France, Belgium, Spain, United Kingdom), in the United States (New England, Gulf of Mexico) and Chile (starting in 2009);

•

fleet of 16 vessels at the end of 2008 (owned or chartered); five long-term chartered vessels under construction.

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2 The BU’s missions

The LNG BU, the combination of Gaz de France’s former LNG Division and SUEZ Global LNG (full subsidiary), aims to develop the LNG business, to manage all the Group’s LNG supply and vessel chartering contracts and to optimize the value of its LNG portfolio by dynamically hedging its positions.

GDF SUEZ aims to keep actively participating in the growth of the LNG industry by developing and diversifying its supply sources and its markets and by investing in corresponding infrastructures, in order to secure its supply and to be able to operate on a significant scale on international markets.

3 Description of the business

GDF SUEZ’s recognized expertise in the entire LNG value chain, from production to imports and commercialization, including regasification terminal operation and maritime shipping, enables it to build on the strong growth in the industry. LNG trade is growing quickly, at a rate much higher than gas pipeline trade, and on a global scale.

LNG gives the Group access to new natural gas resources and helps it diversify its supply. Thanks to the ability to change its vessels’ destinations, LNG makes supply portfolio management more flexible, and allows the Group to seize optimization and arbitrage opportunities. The LNG business’s development within the Business Line is consistent with that of the Exploration & Production and Supply BU’s and, together with the Energy Europe & International Business Line, with that of the Group’s downstream markets.

a)

LNG supply

Most of the LNG is purchased FOB (1) on a long-term basis by GDF SUEZ. In 2008, its contractual annual commitments were as follows:

•

119 TWh of Algerian LNG;

•

55 TWh of Egyptian LNG;

•

6 TWh of Nigerian LNG (DES contract  (2));

•

68 TWh of LNG from Trinidad and Tobago  (3).

In 2008, delivery from Norway began (7.5 TWh annually).

In 2009, deliveries from Yemen are set to begin (39 TWh annually).

There are agreements for further supply at later dates (in particular connected to the Brass LNG project in Nigeria).

Moreover, under a long-term agreement, Shell will provide GDF SUEZ with a total of 10 billion m3 of natural gas in LNG form (approximately 115 TWh) throughout the agreement, starting no later than 2014.

b)

LNG destination

Offloading is mainly done:

•

in French LNG terminals in Montoir-de-Bretagne and Fos-Tonkin (and Fos-Cavaou starting in 2009);

•

in other main European LNG importing countries:

-

the Huelva and Carthagena terminals in Spain,

-

the Panigaglia terminal in Italy,

-

since late 2008: extensions to the Zeebrugge terminal in Belgium and the Isle of Grain terminal in the UK;

•

in North America, in the Everett terminal near Boston (and additionnally in the Neptune floating terminal also in the Boston area, starting in late 2009) and the Penuelas terminal in Puerto Rico. The Group also has regasification capacities in the Sabine Pass and Freeport (4) terminals in the Gulf of Mexico and will commission the Mejillones terminal in Chile in late 2009.

In 2008, GDF SUEZ delivered spot or short-term cargoes to various customers in Japan, Korea, India, Greece, Spain and Mexico.

c)

Maritime transport

In order to meet its maritime transport needs, GDF SUEZ uses a fleet of LNG tankers that it adapts in size to meet its long-term commitments and its one-off opportunities. The chartering terms vary from a few days to as much as twenty years. At the end of 2008, the GDF SUEZ fleet included 16 LNG tankers:

•

five tankers owned (four vessels) or co-owned (one vessel) by the Group:

-

Tellier – 40,000 m3 (Group-owned),

-

SUEZ Matthew – 126,500 m3 (Group-owned),

-

Provalys – 154,500 m3 (Group-owned),

-

Gaz de France energY – 74,000 m3 (Group-owned),

-

Gaselys – 154,500 m3 (60%-owned by the NYK Group and 40%-owned by the Group)

•

and eleven other vessels chartered from other ship-owners.

In 2009 and 2010, GDF SUEZ will have five new long-term chartered vessels to meet the needs of a Yemeni supply contract and to deliver cargoes to the Neptune float LNG terminal (which requires regasification vessels) and to the Mejillones terminal in Chile. These vessels are currently under construction at various Asian naval sites:

•

BW SUEZ Brussels – 162,400 m3;

•

BW SUEZ Paris – 162,400 m3;

•

SUEZ Point Fortin – 154,200 m3;

•

SUEZ Neptune – 142,800 m3 (regasification vessel);

•

SUEZ Cape Ann – 142,800 m3 (regasification vessel).

(1)

Free on board.

(2)

Delivered ex-ship.

(3)

The Trinidad and Tobago contract, which is contractually borne by GDF SUEZ LNG North America, is managed operationally by the LNG BU.

(4)

Freeport: starting in 2010.

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In the area of maritime transport, GDF SUEZ also holds an 80% stake (with Japanese ship-owner NYK owning the remaining 20%) in Gazocéan, which manages the Tellier, Gaselys, Provalys and Gaz de France Energy LNG tankers. The Group also owns a 40% stake in Gaztransport & Technigaz (GTT), which designs LNG tank confinement systems and develops the “membrane” LNG tank isolation techniques, which, in late October 2008, equipped 61% of the tankers in operation worldwide and 80% of the vessels ordered (source: BS/LNG World Shipping).

d)

Investments in infrastructure

To support and encourage its development in the global LNG trade, the GDF SUEZ Group also invests in LNG production infrastructure (liquefaction plants) or reception infrastructure (regasification terminals).

The Group thus owns:

•

10% of train 1 of the Atlantic LNG liquefaction plant in Trinidad and Tobago;

•

5% of train 1 of Egypt’s Idku plant;

•

12% of the Melkøya plant (connected to the Snøhvit field) in Norway.

In terms of LNG reception terminals, the Group owns the Montoir-de-Bretagne and Fos-Tonkin terminals in France and the Everett terminal in the US. It also owns the following holdings:

•

60% of the Belgian Zeebrugge terminal;

•

69.7% of the French Fos-Cavaou terminal (under construction);

•

10% of India’s Petronet LNG Ltd. which owns the Dahej terminal and is building the Kochi terminal;

•

50% of GNL Mejillones, which is building a terminal in northern Chile.

GDF SUEZ is also participating in the Rabaska terminal in Québec and the Jurong terminal in Singapore, and plans to develop a floating terminal in Italy (Triton).

GDF SUEZ is active in developing floating production and reception techniques. In addition to the Neptune and Triton terminals mentioned above, in 2008, it signed a letter of intent with Cameroon’s Société Nationale d’Hydrocarbures with a view to developing an LNG export scheme including the construction of a floating liquefaction plant if appropriate.

In terms of LNG terminals, the LNG BU manages the Group’s stakes in Petronet LNG Ltd, in the Rabaska and Singapore terminal projects; in cooperation with the Energy Europe & International Business Line, it is managing the Triton project in Italy.

4 Competitive position

Based on 2007 figures (source: GIIGNL), GDF SUEZ is the third largest LNG importer in the world, the largest importer in Europe and America’s second largest importer of LNG.

5 Strategy/Development

The LNG BU’s main strategic orientations:

•

developing and diversifying the supply portfolio through strategic partnerships with major suppliers and producers and by developing integrated projects that involve E&P, liquefaction and supply;

•

developing its markets (niche markets, etc.) in close cooperation with other Group entities (the Energy Europe & International Business Line in particular);

•

creating added value by physically optimizing the portfolio and by seizing opportunities linked to price differences between markets (arbitrage), with the support of Gaselys;

•

investing in upstream LNG infrastructures (on-land or floating liquefaction plants) in order to access resources and in downstream infrastructures (regasification terminals).

6.1.3.1.3.5 Gaselys

Gaselys, a subsidiary of GDF SUEZ (51%) and Société Générale (49%), is one of the leading players in European natural gas trading. The company was created in 2001 to support the deregulation of the natural gas and electricity markets. It developed a multi-subjacent and multi-market platform and is active in all areas of the energy mix: natural gas, electricity, oil and refinery products, coal, CO2 emissions quotas and green certificates.

Gaselys offers the Group and its customers, and its own direct customers, three main types of services:

•

access to short-term markets;

•

hedging solutions to manage exposure to energy price fluctuations (Risk Management);

•

solutions for streamlining physical assets (storage, transport and production capacity flexibility management) or contractual assets (flexibility in purchase contracts or in the sale of natural gas or electricity).

Based on its physical and financial trading activities, Gaselys contributes to improving the Group’s various business segments: streamlining its natural gas resources in Europe (including gas produced by Exploration-Production, long-term supply contracts, and spot LNG transactions), market hedging strategies for electricity production.

Gaselys and GDF SUEZ’s sales teams put together innovative price engineering offers (Risk Management) that allow them to include pricing plans in large consumers’ natural gas supply contracts adapted to their risk profile: fixed rate offers, special indexing, price structures that include sale or purchase options to protect against unfavorable rate changes.

In addition, Gaselys is developing its own sales franchise made up of players from all parts of the energy sector, heavy volume energy producers, and financial institutions.

Finally, Gaselys is engaged in proprietary trading and asset backed trading activities. The objective is to arbitrage price discrepancies betwwen the various energy underlyings (gas, electricity, oil and coal) and to capitalise on anticipated price movements based upon fundamental and technical analysis.

Gaselys is primarily active in European markets.

Natural gas

NBP in the United Kingdom, Zeebrugge Hub in Belgium, TTF in the Netherlands, BEB and EGT in OTC and EEX in Germany, PEG and Powernext Gas in France(1), Baumgarten (Central European Gas Hub), PSV in Italy and Nymex in the United States (LNG transaction hedging).

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Electricity

United Kingdom (in particular UK Power Exchange), France (in particular Powernext)(1), Germany (in particular EEX), Belgium (in particular Endex and Belpex), the Netherlands (Endex and APX) and Spain (OMEL).

Petroleum

Crude oil or refined oil references in Europe and the United States and JCC in Asia (financial transactions only).

Coal

Northwestern European market and other references (financial transactions only).

CO2

EUA (European Union Allowances) and CER (Certified Emission Reductions).

Green certificates

RECS (Renewable Energy Certificate System) and proof of the energy’s origin

Gaselys trades OTC cleared on many markets — i.e. a fuel swap  is closed bilaterally with a couterparty and then sleeved by a clearing house — this reducing credit risk exposure.

In 2008, overall volumes traded by Gaselys increased by 51% compared to 2007.

In the main European gas and power markets, liquidity has increased in 2008, even though the financial crisis and economic slowdown have reduced the growth rate of natural gas traded volumes.

● GAS MARKET SIZE ESTIMATION (BROKERS PLATFORMS))

TWh
12,000
10,000
8,000
6,000
4,000
2,000
0
EGT
PEG
TTF
Zeebrugge
NBP
2005
2006
2007
2008

Source: brokers & Gaselys

● ELECTRICITY MARKET SIZE ESTIMATION (BROKERS PLATFORMS)

TWh
5,000
4,000
3,000
2,000
1,000
0
UK
France
Germany
2005
2006
2007
2008

(1)

In November 2008, the Powernext Gas Spot and Futures market was launched in France. Gaselys plays a facilitating role in this market.

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Governance and risk monitring

When it was created, Gaselys was granted the status of investment services provider (PSI) by the French Committee of credit establishments and investment enterprises (CECEI) and is consequently supervised by the banking commission Banque de France and the Autorité des Marchés Financiers (AMF).

Gaselys has developed a solid culture of risk control and a stringent framework to monitor and manage market, credit liquidity, operational and regulatory risks.

The risk control organisation is based on strong participation of GDF Suez and Société Générale. It is closely monitored by the Board of Directors, which includes top managers from each parent company. The Board has set up several control commitees that ensure that business is conducted in accordance with its objectives: the audit committee, the risk commitee and the new product committee.

Gaselys is continuously strengthening and restructuring its support functions to improve risk control as well as internal control.

Gaselys’s team of risk controllers performs daily monitoring of market risks (commodity price,  FOREX rate and interest rate risks) and physical risks (asset failure risks). The market risk indicators are based on VaR (value at risk) and stress test models.

In terms of credit risks, the parent companies set the policies and grant credit lines party by party. The limits set up are based on credit Value at Risk model. Credit exposure can be reduced through various tools: netting and margin call agreements, first-request guarantees and parent company guarantees, etc.

Operational risks are evaluated and managed by a specific team. Internal procedures are regularly improved through periodic reviews end failure analyses.

The liquidity risk is covered by credit lines and shareholder lines. It is evaluated through stress tests. Surpluses are invested in highly liquid products.

The limits defined with regard to Gaselys’ exposure to the various risks related to its activity are measured and monitored daily, and when a limit is reached, the General Management and the Risk Committee are systematically notified.

In accordance with the Basel II regulations, Gaselys monitors on a daily basis its regulatory capital requirements in accordance with its market risks, credit risks and operational risks exposure, and reports these figures to the Commission Bancaire.

In terms of internal control and compliance, the employees’ respect for current rules and procedures for all transactions (especially the segregation of duties and information reconciliation) is checked regulary. Moreover, the head of internal control and compliance is in charge of carrying out control missions and ensuring the follow up of the control and audit missions’ recommendations. The Credit department is in charge of organizing anti- money laundering procedures and carrying out due diligences when undertaking relations with a third party.

The efficiency of risk control framework is regularly tested in audits supervised by the parent companies’ auditors and the banking supervisory authorities.

As a leading European energy trader, Gaselys plays an active role in professional associations and working groups (ISDA, EFET , etc.)(1), to promote best practices and work towards a secure and harmonised European trading environment.

6.1.3.1.3.6 Key Accounts Sales BU

1 Key indicators

•

The Key Accounts Sales BU sold approximately 200 TWh of natural gas in 2008.

•

More than 300 customers in over 1,000 sites across continental Europe make up the Key Accounts segment

•

Sales were concluded in Germany, Austria, Belgium, Spain, France, Italy, Luxembourg and the Netherlands(2). Sales in Benelux and France represented around 80% of sales volumes.

(1)

ISDA: International Swaps and Derivatives Association, EFET: European Federation of Energy Traders.

(2)

There are currently developments in Eastern and Central European countries.

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• CHANGE IN VOLUMES SOLD BY COUNTRY (INCLUDING INTRA-GROUP)

TWh	2005	2006	2007	2008
France	123.8	109.1	94.7	105.9
Belgium and Luxembourg	21.2	25.4	20.7	23.7
Netherlands	20.2	21.0	20.8	25.9
Italy	16.9	21.0	21.5	24.7
Spain	5.2	6.2	5.1	2.2
Germany	6.7	8.7	9.5	16.1
Austria (*)	-	-	-	0.3
(*) In 2008, sales in Austria were not consolidated in the Large Accounts Sales BU’s financial statements, they were included in the Supply BU’s financial statements.Source: GDF SUEZ.

2 The BU’s missions

The Key Accounts Sales BU is in charge of commercialization energy offers (natural gas and electricity) and the related energy services to the Group’s European key accounts.

In a constantly changing environment, it performs competitive watch on its markets, defines the sales positioning by customer segment and prepares offers that fit its customers’ needs while anticipating market developments.

It puts together complex, customized offers, in particular dealing with energy optimization, contributing to its customers’ economic performance.

It coordinates sales action for large pan-European accounts in close cooperation with sales teams from the Energy Europe & International and Energy France Business Lines. Local sales teams in Europe provide local customer support.

3 Description of the activity

The Group’s key accounts are broken down into the following segments:

•

Priority target:

-

pan-European accounts: these are large European groups (mainly industrial groups) present in at least two of the countries served;

-

large national customers .

These customers have a specific behavior: they have a European energy purchase structure and/or a need for complex, tailor-made offers.

•

Additional targets:

-

distributors;

-

electricity producers

Overall, there are 800 large accounts (300 customers and 500 prospects). They are listed in a file that is regularly updated, divided into the three Group Business Lines in charge of commercialization on this segment.

GDF SUEZ offers these clients tailor-made offers that include the sale of gas and electricity, as well as:

•

risk management and price engineering offers, primarily based on the Gaselys trading subsidiary’s expertise. The Key Accounts Sales BU is therefore able to offer its customers fixed or indexed prices for a determined period, as well as services that allow them to dynamically manage their energy purchase prices throughout the year;

•

offers that combine energy and performance rationalization, supported by the Energy Services Business Line, such as:

-

the management or optimization of heating installations or energy consumption installations to accompany gas sales,

-

combined gas and electricity sales, possibly including steam by optimizing the decentralized electricity production assets that clients may have or wish to obtain. In the latter case, the offer includes, if needed and often as a partnership, the construction, financing and operation of electricity production units (cogeneration, trigeneration, or even combined cycles).

Following the GDF SUEZ merger, a cross-Business Line sales organization was set up to jointly market energy and related services to these very large customers, under a single brand, GDF SUEZ Global Energy (cf. infra).

4 Competitive position

Through its offers to industrial and commercial customers, GDF SUEZ has kept a large market share in its traditional markets and has established itself as a major new player in continental Europe’s largest markets. The GDF SUEZ Group is now a leading player on the European markets.

Its market penetration rate varies according to several factors, including the regulatory environment and the concrete possibilities for access to the transport infrastructures necessary for natural gas transmission.

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Market share 2008 (*)
Germany	2%
Belgium	20%
Spain	1%
France	59%
Italy	10%
Netherlands	7%

(*)

Market share: volume of natural gas sales in the GDF SUEZ Group’s large accounts sales segment/total estimated natural gas volumes sold within this segment in the given country (the latter estimate was made by the Large Accounts Sales BU in 2005).

Source: GDF SUEZ.

5 Strategy – Development

Sales outside France will be the major growth driver for sales to major industrial and commercial customers.

The merger of Gaz de France and SUEZ made it possible to launch the GDF SUEZ Global Energy brand in early 2009, with a specific focus on this customer segment. The customers now have a brand that provides them with natural gas and electricity offers and related energy services on a European scale. This gives them the benefit of reliable, diverse supply from a large European natural gas importer and access to a balanced, competitive electricity-generation system. This brand will be carried by the Global Gas & LNG Business Line and by the Energy Europe and International and Energy France Business Lines. Customers that currently have an electricity contract will be contacted for natural gas and vice versa.

Income from these sales will continue to be posted for each Business Line, and only natural gas sales will be included in the Large Accounts Sales Business Unit’s income statement in the Global Gas & LNG Business Line; income from electricity sales will be included in the other Business Lines’ financial statements (Energy France and Energy Europe & International).

6.1.3.1.4 Infrastructures Business Line

6.1.3.1.4.1 Presentation of the Infrastructures Business Line

Mission

The Group’s Infrastructures Business Line includes network and infrastructure activities which are mostly in western Europe: natural gas and electricity transport; regasification; natural gas storage; and natural gas distribution.

GDF SUEZ’s Infrastructures Business Line includes a coherent grouping of industrial assets and shareholdings that contributed 20.7% of the Group’s EBITDA in 2008. The Group’s experience in managing gas infrastructures is another major vector for development.

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Strategy

The Infrastructures Business Line aims to:

•

develop infrastructures to support the growth in European natural gas markets, while encouraging supply flexibility through multiple sources, thereby making natural gas more competitive and securing its supply;

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make it easier to share best practices in each business and within the Business Line, as well as the best information systems and the best technologies;

•

guarantee the Business Line’s human resources expertise and needs on a lasting basis;

•

attain excellence in terms of security and reliability.

The Business Line estimates that it will invest an annual €1.5-2 billion over the next 10 years to reach its ambitions.

Regulatory and legal context (also see chapter 6.1.3.1.4.7 “Legislative and regulatory environment for the Infrastructures business in France” below).

The implementation of European directives has profoundly changed the way the Group conducts its business.

The electricity and natural gas markets were gradually opened to competition, with total deregulation starting on July 1, 2007. Since this date, all consumers have been free to choose their natural gas and electricity providers.

•

The 2003 introduction in France of third-party access rights for transport networks, distribution networks and LNG regasification facilities, which must be used transparently and without discrimination. Access to these infrastructures is granted based on regulated fees integrating asset remuneration rates that depend on the nature of the infrastructure, for the corresponding Business Line activities.

•

The 2004 introduction in France of a third-party access rights for storage facilities, under conditions negotiated (1) transparently and without discrimination. An August 21, 2006 order stipulated the rules for determining, granting, distributing and allocating storage capacities.

•

Since 2003, the Energy Regulatory Commission (CRE), an independent administrative authority, regulates the gas business. One of the CRE’s main tasks is presenting the Ministers for Economic Affairs and Energy with access fees for the transmission and distribution networks and LNG infrastructures, and giving an opinion on the regulated gas rates. The December 7, 2006 law on the energy sector grants the CRE approval power over the natural gas transporter investment programs. This law also sets up a dispute and penalty settlement committee within the CRE and gives the CRE regulatory powers over natural gas.

Some of the Infrastructures Business Line activities in France are regulated by the CRE under a stable, incentive-based regulatory framework:

•

four-year regulation periods: a new distribution rate was introduced on July 1, 2008, to be applied until 2012, and a new transmission rate was introduced on January 1, 2009 applicable until late 2012.;

•

price indexing system of the “RPI(2) – X%” inflation reduced by a productivity factor;

•

incentives for transmission investments;

•

claw-back account for elements beyond the infrastructure management control (weather, fuel costs, etc.).

New organization

Management of the distribution and transmission networks has been respectively assigned to GrDF, since December 31, 2007, and to GRTgaz, since early 2005. Both are full subsidiaries of Gaz de France, now GDF SUEZ. In accordance with the requirements of directives 2003/55, both networks are managed independently of the Group’s production and supply activities. Investment decisions fall under the authority of the Chief Executive Officers’ of the subsidiaries. The GDF SUEZ Group, through the Infrastructures Business Line, still has the right to exercise economic supervision, such as approval of the concerned manager’s annual financial plan.

Within the GDF SUEZ Infrastructures Business Line, the Storage and LNG terminal activities are now carried out by two independent subsidiaries, STORENGY and ELENGY. Until late 2008, they were divided into two entities grouped together under the umbrella of the Large Infrastructures Division. This organization met the criteria for separation from the rest of the Group: accounts kept strictly separate from the rest of the Group, transparency and non-discrimination with regard for all of their customers.

By managing the French LNG terminals separately, the Group is respecting its commitment to the European Commission as part of the measures to be taken during the Gaz de France-SUEZ merger. However, beyong this commitment, GDF SUEZ decided to simultaneously separate both the storage and the LNG terminal activities, which makes its organization:

•

more streamlined within the Infrastructures Business Line, which is now fully organized in specialties and subsidiaries,

•

easier for all the customers and stakeholders to understand, with clear, legally-formalized separation between the Infrastructures activities which is open to all customers and the Group’s other businesses,

•

more flexible with regard to the development of these activities in France and abroad.

Both separation transactions were approved in the December 17, 2008 General Shareholders’ Meeting. Since these are full-activity Business Lines, these transactions fell under the split, which allows for the book-value transfer of all of GDF SUEZ’s rights and obligations for these activities to GDF SUEZ’s new, wholly owned subsidiaries, STORENGY and ELENGY. These partial asset transfers were established on the basis of the December 31, 2007 financial statements. They will have retroactive effect starting from January 1, 2008, and took legal effect on December 31, 2008.

(1)

Rates are determinated by the operator, published and applied to all customers under the same conditions.

(2)

RPI: Retail Price Index.

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Since December 31, 2008, operations on the Fos-Tonkin and Montoir-de-Bretagne LNG terminals and the marketing of these LNG terminals’ services are overseen by ELENGY.

In addition, GDF SUEZ’s stake in Société du Terminal Méthanier de Fos-Cavaou (STMFC) was also sold to ELENGY on December 31, 2008. ELENGY is supervising construction of the Fos-Cavaou LNG terminal and will perform operations there. STMFC, a 69.7%-owned subsidiary of ELENGY, directly markets the capacity of the Fos-Cavaou LNG terminal’s.

Similarly, since December 31, 2008, STORENGY has operated and headed up the marketing of storage activities.

The organization resulting from these separations led the Infrastructures Business Line to be structured in four independent subsidiaries fully-controlled by GDF SUEZ:

•

GrDF, a société anonyme, manages the distribution network in France;

•

GRTgaz, a société anonyme, manages the transmission network (gas pipelines and linear compression stations) in France, and supervises GDF SUEZ’s other subsidiaries and shareholdings in European transmission infrastructures: GRTgaz Deutschland or GDF DT and Megal in Germany, BOG in Austria;

•

STORENGY, a société anonyme, manages the storage sites in France and supervises GDF SUEZ’s other storage subsidiaries in Europe;

•

ELENGY, a société anonyme, manages the Montoir and Fos-Tonkin LNG terminals. ELENGY also supervises the Group’s stake in Société du Terminal Méthanier de Fos-Cavaou and will perform operate the Fos-Cavaou terminal.

Each subsidiary has its own means to manage its activities.

Service support, in particular purchasing and IT services, is provided by five shared service centers (CSP) under a single Infrastructures scope, grouped together under an operational unit for the Business Line.

Governance of subsidiaries and shared service centers (SSC):

STORENGY, ELENGY, GrDF and GRTgaz have a board of directors and management board. The board of directors is made up of twelve members, nine of which are appointed by the Group General Shareholders’ Meeting, including two independent board members, and three of whom are employee representatives. The Chief Executive Officer is of the subsidiary only operational manager.

Services between the Infrastructures’ subsidiaries with SSCs or with the parent company are covered by contracts.

An operational unit of the Business Line serves as employer and includes all five SSCs, thereby coordinating the functions of work contract management, accounting, general services, IT and purchasing.

Each SSC has a Management Board that includes the SSC’s customers (GRTgaz, GrDF, STORENGY and ELENGY) and is chaired by one of the customers. Each Management Board defines the service levels, in response to customer needs, and formats the respective SSC resources. It manages and controls the service, through key performance indicators coordinated with the customer.

In addition, the Business Line manages the Group’s shareholdings in the following subsidiaries:

•

natural gas transmission in Belgium, Germany and Austria;

•

storage in Germany, the United Kingdom and Canada;

•

LNG terminal in Belgium;

•

local natural gas distribution companies in France;

•

electricity transmission in Belgium.

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• DIAGRAM SHOWING THE MAIN SUBSIDIARIES OF THE INFRASTRUCTURES BUSINESS LINE

Infrastructures Business Line
• Support functions
• Shared Service Centers (SSC)
GRTgaz
storengy
elengy
GrDF
GAZ RÉSEAU DISTRIBUTION FRANCE
STMFC
(69.7%)

• KEY POSITIONS AND FIGURES: REVENUES AND EBITDA FOR THE INFRASTRUCTURES BUSINESS LINE

Unaudited pro forma figures, millions of euros	2008	2007	Gross change as a %
Business Line revenues	5,498	5,142	6.9%
Group share of revenues	896	650	37.8%
EBITDA	2,878	2,847	1.1%

The Infrastructures Business Line, the European leader in natural gas infrastructures, manages the following through its independent subsidiaries:

•

Europe’s leading natural gas transmission network (32,044 km in France and a 5,100 km transmission network in Europe with stakes in the capital of several transmission operators across Europe (Belgium, Germany and Austria);

•

Europe’s leading natural gas distribution network (188,637 km in France);

•

Europe’s second largest natural gas storage capacities (10.7 bn m3);

•

Europe’s second-leading LNG regasification and reception capacities

The Infrastructures Business Line had a workforce of 16,725 employees on December 31, 2008.

Infrastructures highlights in 2008:

March

March 6 and 13 auction of additional storage capacities for a total of 7 TWh.

May

GRTgaz buys a stake in Powernext’s capital

GRTgaz acquires a 5% holding, giving it a place on the Powernext Board of Directors.

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June – July

GRTgaz will build three new natural gas compression stations in 2008

At the end of several European calls to tender, GRTgaz signed:

•

a contract worth more than €55 million for the turnkey construction of a new station with two 5 MW compressors driven by electric motors on the Saint-Victor site. The consortium that won the bid is led by Litwin;

•

a contract worth approximately €180 million for the turnkey construction of two compression and interconnection stations, each with two 10 MW compressors driven by electric motors at the Fontenay-Mauvoisin and Saint-Avit sites. The company in charge of construction is SNC Lavalin.

This new-generation station helps reduce greenhouse gas emissions, in particular CO2 and nitrogen oxide (NOx) emissions.

October

Inauguration of a storage subsidiary in Germany

Gaz de France Erdgasspeicher Deutschland GmbH (GDF ESD) was created in late 2007 to speed up the development of the storage business in the German market, becoming STORENGY Deutschland on December 31, 2008. The subsidiary operates four storage facilities with a combined useful marketable capacity of 320 million m3, 2% of the German market.

The GRTgaz natural gas transmission network includes 50 shippers

GRTgaz marked the signature of its fiftieth transmission contract on its transport network, doubling the number of shippers in the market over the past 18 months.

November

GrDF built a new natural gas segment in the greater Nancy (France) area

After six months of work, on operations began in the new segment which November 6, 2008 is connected to the greater Nancy medium-pressure natural gas network.

December

Separation of the LNG terminal and underground natural gas storage activities in France

GDF SUEZ’s General Shareholders’ Meeting approved, by more than 99.9%, the separation of the LNG terminal and storage activities, resulting in the creation of ELENGY for LNG terminals and STORENGY for storage on December 31, 2008.

Auction of 125 GWh in storage capacity

This sale of SALINE MULTI’s storage capacity for a two-year term involved a new product that will make it possible to quickly take advantage of market opportunities all year long. A storage capacity of 125 GWh was granted to five different companies at an annual rate of €17.35/MWh.

GRTgaz and Fluxys created Capsquare

This electronic platform dedicated to capacity trade is used to buy and sell natural gas transport capacities in the secondary market on the Fluxys and/or GRTgaz networks.

GRTgaz doubles the Guyenne segment

This 55-kilometer segment was installed by GRTgaz and is connected to the southwestern French network managed by TIGF. This new gas pipeline, parallel to the existing segment, represents a €60 million investment and will be used to transport approximately double the previous levels.

6.1.3.1.4.2 Storage activities

Adequate storage facilities are necessary to guarantee continuous supply throughout the year despite unexpected weather conditions, market fluctuations and supplier defaults.

The natural gas quantities delivered throughout the year cannot be modulated enough to enable adjustments according to demand, which can vary from one season to another. Summer surpluses need to be stored so that this stock is available when cold weather arises.

Storage also gives the Group flexibility so that it can meet the following customer needs:

•

weekly: variation from one week to another due to temperature;

•

daily: variation between business days and weekends;

•

hourly: variation between peak times and troughs.

Finally, storage can optimize gas power plant management under certain physical limitations and help develop other types of arbitration as geographic opportunities arise.

Underground natural gas storage

France

The GDF SUEZ Group is one of the leaders in underground storage in Europe in terms of storage capacity. At December 31, 2008, STORENGY operated the following in France:

•

twelve underground storage facilities in operation (of which 11 were wholly-owned, one of which had two storage structures). Nine of these storage facilities are in aquifers (total useful storage volume 8.7 billion m3) and three are in salt caverns (total useful storage volume of 1.0 billion m3);

•

fifty-four compressors of a total of 216 MW of power, necessary for the withdrawal and injection of natural gas;

•

facilities for processing the gas and interconnection with the transmission networks.

In addition, STORENGY operates four sites in Germany, is developing a site in the United Kingdom, and owns stakes in two storage facilities in Canada.

Germany

STORENGY Deutschland GmbH, which was created in 2007 under the name Gaz de France Erdgasspeicher Deutschland GmbH (GDF ESD), operates four storage facilities with a total useful capacity of 600 million m3, 320 million of which is marketed by the company, representing around 2% of the German market. Through an ambitious investment program, STORENGY Deutschland is set to develop several storage projects in salt caverns and depleted fields. In 2008, all new capacity to be developed for the Peckensen storage facility (around 180 million m3) was successfully marketed through long-term contracts and a non-discriminatory, transparent bidding process.

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United Kingdom

Gaz de France acquired a salt cavern natural gas storage project in Stublach, Cheshire from Ineos Enterprises. GDF Storage UK Ltd, which is wholly-owned by the Group, was created in 2007 to build and market this storage facility and became STORENGY UK Ltd on December 31, 2008. The total planned capacity is 400 million m3 of useful volume, which will make it one of the largest facilities in the United Kingdom. The first capacities should be marketed in 2013. Work started at the end of 2007 and the leaching of caverns should start in late 2009.

Belgium

The Infrastructure Branch brings the Group’s shares in Fluxys to 44.75%. It operates the Loenhout storage site. This underground aquifer storage facility represents a working volume of 625 million cubic meters of natural gas.

Canada

Storengy is also active in Québec through an indirect 47% stake in Intragaz. Intragaz operates two underground storage facilities developed in former natural gas fields:

•

Pointe du Lac, with a capacity of 20 mm3;

•

Saint Flavien, with a capacity of 100 mm3.

Legislative and regulatory environment for storage activities in France

Underground storage facilities are subject to mining law and can only be operated under a concession that determines the scope and the geological formations to which it applies. Concession permits are granted by state decree following public inquiry and competitive bidding. The holders of underground gas storage permits must operate them in a manner compatible with the safe and effective functioning of the interconnected natural gas networks.

Due to the separation of its underground storage activities in France, GDF SUEZ holds mining rights farmed out(1) to its subsidiary STORENGY, which operates them and therefore holds the corresponding authorizations. This system was approved by the Ministry for Energy.

Directive 2003/55 requires that parties be granted access, either on a regulated or negotiated basis, to storage facilities when required for technical or economic reasons in order to allow them to supply customers efficiently. The August 9, 2004 law established the principle of negotiated access between the authorized supplier and the storage facility operators, which have an obligation to publish the general conditions of use for the storage facilities.

The August 9, 2004 law and decree No. 2006-1034 of August 21, 2006 determine the priority rules for accessing storage facilities. Highest priority is given to the proper operation and balancing of the transmission networks. Next comes the supply of domestic and non-domestic customers carrying out missions of general interest or whose agreements do not provide for an interruptible supply, and, finally, performance of the other public service obligations set forth by law. Decree no. 2006-1034 sets out the conditions for granting and assigning storage capacity access rights and their breakdown, considering that the authorized supplier and the co-owner are also required to put together a stock, so that each year at October 31 they have enough natural gas to supply their customers from November 1 to March 31. An annual order determines the related storage rights. The February 8, 2008 order updates the February 7, 2007 order on unit storage profiles and rights for 2008.

Finally, in accordance with the August 9, 2004 law, any refusal to access the storage facilities can only be motivated by:

•

a lack of capacity or technical reasons related to the integrity and the safety of the storage facilities;

•

an order of priority set by the Minister of Energy to ensure compliance with the public service obligations;

•

evidence that the access is not necessary from a technical or economic standpoint in order to efficiently supply customers in accordance with the conditions set forth by the contract.

Access to storage facilities

In April 2004, the Group introduced third-party access to storage in France. Since then, third-parties that wish to use STORENGY’s underground storage can gain access to six storage groups. Contractual conditions vary according to the terms of access to storage and the type of services required. Third-party access to the storage facilities is negotiated. At December 31, 2008, STORENGY had 22 customers for its various storage offers.

In addition, STORENGY regularly marketed available capacities in addition to those strictly necessary to cover suppliers’ storage rights. In 2008, three successful capacity auctions were held. In 2009, this process will be repeated.

In addition, and as mentioned above, in 2008, STORENGY Deutschland GmbH initiated a capacity auction in the German market.

Access rates for storage facilities

STORENGY’s offer is based on principles described to the Ministry of Energy and the CRE. The “negotiated” storage access prices are established by the storage players. The auctioning of available capacity on the market enabled the price fit to be checked. These prices were published on STORENGY’s website.

The six storage groups were set up in order to take into account the characteristics of each of the storage facilities based on the nature of the gas stored, their performance (withdrawal speed) and their geographic location. In a given storage group, a customer can reserve a nominal storage capacity that entitles it to a daily nominal withdrawal capacity and a daily nominal injection capacity. Optional additional services may also be taken out.

For capacities that are not marketed through auctions, each storage group has a specific reservation unit price. This price is included in the rate, which is set on the basis of the following three principles:

•

reservation storage capacity, injection speed and withdrawal speed;

•

the quantity withdrawn;

•

the quantity injected.

Competitive aspects

Storage development requires considerable long-term investments.

From an economic and technical viewpoint, proximity to the domestic market is a competitive advantage in the area of gas storage. From this perspective, STORENGY has a solid position in France’s current market. To meet its future needs, STORENGY has an extended underground development portfolio in France.

(1)

Farm out: under mining law, this signifies an agreement under which the party holding the mining permit (the state or the concessionaire) leases the mine to a third party in exchange for a fee.

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Storage is one solution to allow customers to cover fluctuations in consumption and the needs of a changing market. STORENGY’s storage options compete with several other solutions, such as the implementation of possible supply flexibility or the management of demand (through a portfolio of customers whose service may be interrupted, if applicable). It should be noted that various changes underway throughout Europe, such as the development of gas hubs and the increase in gas pipeline transmission network capacities, will help strengthen competition in the modulation market.

Storage activity strategy

In 2008, STORENGY marketed its capacities to 22 customers, commercializing 108.3 TWh of which 102.3 TWh were under access rights. Finally, STORENGY marketed a new offer, a “virtual multi-cycling” offer in the Southern region: Saline Multi.

In the future, STORENGY plans to:

•

increase the storage capacities by 3 billion m3 between 2008 and 2015;

•

extend the Group’s presence in Europe, in particular through existing positions in Germany and the United Kingdom;

•

develop new, more flexible commercial offers.

6.1.3.1.4.3 Activities of LNG terminals

LNG terminals

LNG terminals are port facilities that allow the receiving of LNG and the regasification of liquid natural gas.

ELENGY is Europe’s second largest operator of LNG terminals (source: GIIGNL). It was also one of the first to receive LNG beginning in 1965. It operates and markets these facilities.

ELENGY’s two LNG terminals in France, Fos-Tonkin and Montoir-de-Bretagne, allow it to regasify 17 billion cubic meters per year.

Finally, ELENGY is coordinating the construction of the Fos-Cavaou LNG terminal, and will be responsible for its operation with a 69.7% stake, representing a regasification capacity of 8.25 billion cubic meters.

Fos-Tonkin, which was put into service in 1972, is located on the Mediterranean coast and receives LNG mainly from Algeria and Egypt. It has a re-gasification capacity of 5.5 billion cubic meters a year, which was temporarily increased to 7 billion cubic meters at the end of 2005, a wharf that can accommodate ships transporting up to around 75,000 cubic meters of LNG and three tanks with a total capacity of 150,000 cubic meters. It will return to a capacity of 5.5 billion cubic meters after the new Fos-Cavaou terminal comes into service. Renovations were carried out in the mid-1990s, with particular focus on modernizing and reinforcing the security system.

Montoir-de-Bretagne, which was put into service in 1980, is located on the Atlantic coast and receives LNG mainly from Algeria, Nigeria and Egypt. It has a regasification capacity of 10 billion cubic meters a year, two wharfs that can accommodate ships transporting up to around 200,000 cubic meters of LNG and three tanks with a total capacity of 360,000 cubic meters. The initial service life of this terminal is estimated at 40 years. In order to respond to the growth of LNG in France and in Europe, at the end of 2006, Gaz de France launched an “open season” subscription call to extend the capacities of the Montoir-de-Bretagne terminal from its current 10 billion cubic meters per year to a total of up to 16.5 billion cubic meters per year, subject to subscription requests.

As a result of the open season subscription call, which closed on December 29 2008, it was decided to go ahead with the refurbishment of the terminal’s facilities with a view to its operation up until 2035. There will be another consultation under the same transparent, non-discriminatory conditions when the economic environment is right.

Fos-Cavaou, located in Fos-sur-Mer on the Mediterranean coast, is a third LNG terminal being built by the Group in France following a new supply contract for gas from Egypt, and to meet the growth of the LNG market. This new terminal should be put into service in the summer of 2009. It will have a regasification capacity of 8.25 billion cubic meters per year, a wharf that can accommodate the world’s largest methane tankers and three tanks each with a capacity of 110,000 cubic meters. This terminal is owned by a dedicated subsidiary, Société du Terminal Méthanier de Fos-Cavaou (STMFC) in which ELENGY holds a 69.7% stake and Total Gaz Electricité Holding France SAS holds a 30.3% stake. GDF SUEZ has a 20-year subscription. Total subscribed to 2.25 billion cubic meters of regasification capacities per year. Moreover; the remaining terminal capacities (10% of the total capacity or 0.825 billion cubic meters/year), reserved for short-term operations, was subscribed in June 2007 for a three-year period following an open season held by EDF, ESSENT Trading International, ENI SpA and Distrigaz. So at December 31 2008, STMFC had six direct clients.

The Business Line will also hold the GDF SUEZ Group stake in the Zeebrugge terminal, the operation and marketing of this terminal’s capacities (9 billion cubic meters) being Fluxys’ responsibility.

Legislative environment of regasification activity in France

No authorization is required for LNG regasification. However, an LNG terminal is a facility subject to classification for environmental protection purposes (Seveso facilities) and, as a result, its operation is subject to a specific authorization by the prefecture. These authorizations were given to ELENGY, by prefectoral decree, on December 22, 2008 for the Fos-sur-Mer sites and December 19,  2008 for Montoir-de-Bretagne.

Access to LNG terminals

Just as for the transmission network, in August 2000, the Group opened its LNG terminals to regulated third-party access. The access rates, general conditions and allocation rules are available on the internet. Capacity reservation requests can involve periods shorter than, equal to or longer than one year. These provisions allow terminal customers to meet their obligations toward their suppliers.

In 2008, ELENGY had nine customers for its LNG terminals in Fos and Montoir. For its part, Société du Terminal de Fos-Cavaou (STMFC) has six subscribers for its Fos-Cavaou terminal.

Access rates for the LNG terminals

The access rate for the LNG terminals is regulated. It is set in accordance with provisions that incorporate the same general principles as those applicable to the access rate for the transmission network, namely, the application of a rate of return to an asset base recognized by the CRE, called the regulated asset base, and consideration of annual amortizations and operating expenditures.

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The rate of return recognized by the CRE is differentiated according to the seniority of the investments.

The Group’s regulated asset base primarily includes the following asset groups: unloading equipment and support facilities, regasification facilities, civil engineering work and buildings, tanks.

To determine the annual fixed costs, the CRE uses a straight line amortization method over an economic life of 20 to 40 years for the different components of the LNG terminals. Most of the assets are depreciated economically over 40 years.

The rate currently in force was adopted by a ministerial decision of December 27, 2005. This tariff is based on the rate proposal made by the CRE on October 26, 2005, sent to ministers on October 31, 2005.

The applicable rates of return are 9.25% (real (1) , pre-tax) for assets put into service before January 1, 2004 and 10.5% (real, pre-tax) for assets put into service after January 1, 2004.

The regulated assets base was €367 million at January 1, 2009, against €363 million at January 1, 2008 and €373 million at January 1, 2007.

This rate applies to the two existing terminals, Fos-Tonkin and Montoir-de-Bretagne.

The rate formula in force consists of six terms: the number of offloads, the quantities discharged, the use of receiving capacities, the use of regasification capacities and an “in-kind” amount, along with a seasonal adjustment (called the regularity term) as an incentive to distribute deliveries uniformly from one season to the next.

This formula was developed in close collaboration with CRE and clients.

The subscription agreement includes a minimum payment obligation for the subscriber equal to 90% of the annual commitments, excluding the in-kind amount, based on the quantities off-loaded and the number of offloads subscribed per terminal.

There are three standard services offered: a “continuous” service, a “band” service and a “spot” service.

Furthermore, users have additional means of flexibility at each terminal. These means consist of the possibility of carrying out reciprocal LNG exchanges and of entering into a secondary market for regasification capacities.

The CRE has announced its intention to define and apply a new tariff, applicable from mid-2009 onwards. Preparatory talks to this effect have started with ELENGY and STMFC. There will be individual tariffs per terminal.

Strategy of LNG terminal activities

In 2008, ELENGY renewed the Fos-Tonkin terminal partnership with Air Liquide for the exchange of cold energy. In addition, ELENGY has signed a contract with Enalp to purchase “green” electricity to meet demand at the Fos-Tonkin and Montoir terminals beginning January 1, 2009.

The GDF SUEZ Infrastructure objectives in the area of LNG terminals are centered on the following key points:

•

putting into service the Fos-Cavaou terminal in the second half of 2009, representing 8.25 billion cubic meters of new capacity;

•

the refurbishment of the Montoir terminal and the reconfiguration of the Fos-Tonkin site to prolong their activity;

•

maintaining expertise in activities related to GDF SUEZ terminals;

•

the active participation of the Business Line in GDF SUEZ regasification projects, in order to reach a global capacity of 44 billion cubic meters by 2013 in terminals whose assets are consolidated by the Group (33 billion cubic meters in France and Belgium).

(1)

This rate is applied to revalued assets. The revaluation index used is the consumer prices index excluding tobacco calculated by the French statistics office (INSEE).

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6.1.3.1.4.4 GrDF’s distribution activities

At December 31, 2008, the French distribution network operated by GrDF, a 100% subsidiary of GDF SUEZ, was the leading natural gas distribution network in Europe by length, with 188,637 kilometers and 9,265 municipalities connected to the natural gas network, accounting for around 77% of the French population. GrDF operates the public gas distribution network through long-term concessions, virtually all of which must be renewed on expiration in accordance with law No. 46-628 of April 8, 1946.

From its first years of existence, Gaz de France set up common structures with EDF, in particular to manage the gas and electricity distribution networks and customer service. These relationships changed on July 1, 2004, pursuant to European directive 2003/55 relative to the deregulation of the energy markets, as follows:

•

management of the distribution network is independent of the Gaz de France production and supply activities;

•

management of the distribution network is entrusted to a specific division of Gaz de France, Gaz de France Réseau Distribution (or GRD);

•

Gaz de France and EDF have remained partners in a joint division (EDF Gaz de France Distribution) that builds, operates and maintains their respective distribution networks, as well as effects repairs, meter-readings and local relations with the departments and municipalities. This organization, continued after the separation of GrDF, produces cost savings and convenience for customers (notably a single bill for gas and electricity).

Since its creation on December 31, 2007, GrDF fulfills all the responsibilities of the Gaz de France distributor and collects the transmission revenues. Since the merger of Gaz de France with SUEZ, GrDF has been a 100% subsidiary of the GDF SUEZ Group. It is fully consolidated.

Furthermore, the law sets forth provisions allowing a reconciliation of the independent actions of the subsidiary’s managers, set forth by directive 2003/55, and the preservation of shareholders rights. Thus, GDF SUEZ has a right of economic control over its subsidiary, in particular through approval of the budget and of the financing and investment policy of the network manager.

GrDF

GrDF operates the main natural gas distribution network in France and the premier distribution network in Europe. Virtually all of the French municipalities with a population of more than 10,000 in the service area are connected to this network. GrDF networks have about 11.1 million delivery points in 9,265(1) municipalities supplied with natural gas in France. During the fiscal year ended December 31, 2008, almost 325 TWh of natural gas was transported, compared with 310 TWh in 2007.

The main activity of the distribution business in France is to transport the gas sold by the shippers (suppliers or agents) to end-customers. The number of customers connected to the GrDF network who switched to an alternative natural gas supplier rose from 130,000 at the end of 2007 to 500,000 at the end of 2008.

• DEVELOPMENT OF THE GROUP’S NATURAL GAS DISTRIBUTION NETWORKS IN FRANCE

	Fiscal year ended December 31
	2007	2008
Network length (kilometers)	185,839	188,637
New municipalities connected	103	122
Users connected (millions) (*)	11.1	11.1
Gross quantity transported (TWh) (**)	310	325

(*)

Number of contractual delivery points on the distribution network.

(**)

Gross withdrawals including various losses and differences at the Points of Interface between Transmission and Storage (PITS).

The distributor foresees that over the next few years, new municipalities will be connected at a rate comparable to the rate for the last three years. The distributor also aims to continue investing to improve the quality of the service and safety of its distribution networks.
GrDF’s concessions

At December 31, 2008, GrDF had a portfolio of 6,170 natural gas concession contracts covering a total of 9,265 municipalities supplied with natural gas. These agreements are almost all concession agreements for natural gas signed for an initial term of 25 to 30 years.

(1)

All the 2008 data mentioned in this paragraph refers solely to the natural gas distribution business. It therefore excludes data referring to propane supplies as does not fall this business within the scope of the GrDF distribution subsidiary.

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The 9,265 municipalities served by GrDF through 6,170 agreements are divided into two groups:

•

8,876 municipalities to which Gaz de France has exclusive rights pursuant to a French law dated April 8, 1946. For these municipalities, GDF SUEZ is legally the only operator to which they can delegate the public distribution of gas. These municipalities granted concessions to Gaz de France for their public distribution of gas prior to the service plan dated April 3, 2000, as well as the municipalities allocated to Gaz de France under that service coverage plan;

•

389 municipalities through concession agreements allocated to Gaz de France for the 2003-2008 period for a term of 25 or 30 years at the end of a competitive bidding procedure initiated by the local authorities. When these agreements expire, they will once again be open to competitive bidding. On December 31, 2008, these municipalities represented around 0.15% of the distributor’s customers and sales revenues.

These concessions were all transferred to GrDF by law 2006-1537 dated December 07, 2006.

At December 31, 2008, the average time remaining on GrDF’s concession agreements weighted by volumes distributed was 17 years.

Organization of the distributor

GrDF is a business corporation (société anonyme) with a board of directors, a Chairman and a Chief Executive Officer. The Board of Directors consists of 12 members appointed for four year terms, of which nine members are appointed by the Shareholders’ Meeting (two of which are independent directors) and three are elected by employees. It appoints the Chief Executive Officer for a term of 3 years.

GrDF has all the property, rights and obligations from Gaz de France in the area of distribution and, in particular, the concession agreements with the municipalities for the supply of natural gas. GrDF is particularly responsible for the development, operation and maintenance of the natural gas networks, the investment policy, the management of the concession agreements as well as third-party access to the networks in a transparent and non-discriminatory manner.

The organization provides for maintaining a department common to the two distribution companies, GrDF and ERDF.

GrDF is fully consolidated.

Contractual relationships between ERDF and GrDF within the Common Department

ERDF and GrDF are linked by an agreement which aims to define their relations in the Common Department, its competences and the division of the costs resulting from its activity. This agreement was signed for an indefinite period and may be terminated at any time following 18 months’ notice during which the parties agree to renegotiate an agreement.

The provisions of the agreement state that the Common Department should conduct and implement activities coming within the field of distribution (whether these are activities are carried out exclusively for ERDF or for GrDF, or simultaneously and inseparably for both parties), and should implement the policies and decisions relative to the missions assigned to it to achieve a certain level of performance.

Governance of the Common Department comes from two Common Department management bodies:

•

an Executive Committee composed of the Directors of the two subsidiaries. This committee is responsible in particular for:

-

managing the interactions between the policies of the two companies,

-

ensuring compliance with the agreement and any changes in this agreement,

-

appointing the Regional Directors of the Common Department and the Plant Directors at the proposal of the Committee for combined gas-electricity activities or the respective subsidiaries for single-energy activities,

-

deciding on changes to the general organization of the Common Department;

•

a committee, composed of the ERDF Operations Manager and the GrDF Assistant General Manager. It deals in particular with issues concerning the combined activities that do not come within the competence of the Executive Committee, such as any changes to the rules for dividing expenses and income, the institution of legal proceedings against third parties and the appointment of the senior executives of the Common Department;

•

there are also two specialized committees: an HR committee and an IS-IT committee.

The responsibilities of the Common Department also include:

•

providing access to gas, by signing and performing connection contracts for all customers, third parties (installers, developers, etc.) and gas vendors;

•

acting as interface between the Gas Distributor and gas vendors for the day-to-day management of transmission agreements.

Reception desks provide the interface between the Common Department and all suppliers and customers. GrDF maintains some physical reception desks enabling direct contact with customers. The mission of these reception desks is to provide customers with information concerning the opening of the market to competition and the new rules of operation, and to offer them guidance during the different phases of their agreement (moving in, service start-up, information concerning the term of payment and solidarity, moving out).

In 2008, meter-related activities represented for GrDF and EDF almost 93 million meter readings and 6.4 million customer service calls including around two million gas service calls. The services are provided by almost 7,500 (1)  technicians working for the two companies.

Legislative and regulatory environment for distribution in France

Directive 2003/55 defines the distribution of natural gas through local or regional networks of gas pipelines for the purpose of supplying both professional and domestic customers, but not including the supply. Therefore, in practice, it covers the development, maintenance and operation of the distribution network and transmission through this network, as well as the delivery of natural gas.

(1)

This data only counts technicians carrying out physical operations on the network in 2008.

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Management of the distribution network is provided by GrDF.

Distribution monopoly

Articles 1 and 3 of the nationalization law of April 08, 1946 grant Gaz de France a monopoly of distribution. GrDF now has this monopoly:

This monopoly is, however, subject to certain exceptions:

•

the first exception stems from article 23 of the law of 1946: local gas operations – state-controlled and semi-public companies – that were already in the public sector were not to be nationalized, but were to have their status maintained. The law authorized these non-nationalized distributors to expand their activity to neighboring municipalities if these municipalities did not have a gas distribution network (article 88 of the law of February 6, 1992 relative to the territorial administration of the Republic, as amended);

•

the second exception stems from article 50 of the law of July 2, 1998 with various economic and financial arrangements and subsequently from law n° 2005-781 of July 13, 2005. All municipalities not supplied with gas can award their public distribution to the certified operator of their choice.

Concession system

Natural gas distribution is considered a communal public service under French law (local municipalities or, if applicable, their public cooperation establishments as mentioned in Article L. 2224-31 of the General Code of Territorial Communities). Distribution networks are operated by the distributor under concessions granted by municipalities or groups of municipalities. The concessions which thus link the municipalities and GrDF are entered into or renewed, depending on the case, on the basis of standard specifications determined jointly by the National Federation of Concession Granting and State-Controlled Municipalities (FNCCR) and Gaz de France in 1994.

Within the scope of the concession, the distribution structures belong to the municipalities as soon as they are constructed (and are therefore designated as reverted property for which the municipality assumes full ownership when the concession ends), even though they are built and financed by the distributor, which has an exclusive right to use them. This ownership by the municipalities was confirmed by the law of December 7, 2006.

The concession agreement is, by nature, limited in duration: the municipalities and the concessionaire determine a duration, which is generally between 25 and 30 years, on a case by case basis. Early termination of the concession agreement is strictly controlled with respect to the (limited) reasons and to the date (half of the concession duration must have already expired); it is also subject to two years’ notice and results in compensation paid to the concessionaire by the concession granting authority.

Access to the gas distribution network

Transparent and non-discriminatory access to the natural gas distribution network is available to gas purchasers, suppliers or their agents. As in the case of the transmission network, GrDF publishes the general conditions for using its equipment and distribution installations on its website and provides them to the CRE.

Network users must obey the general conditions for this access. The shipper, which may be an eligible customer, a supplier or its agent, signs a transmission agreement with GrDF. The transmission agreement includes:

•

the conditions for connecting the delivery points to the transmission agreement;

•

the rate terms (prices and any additional expenses);

•

the rules for determining the quantities transmitted;

•

the billing terms and conditions.

The delivery agreement may take one of two forms:

•

either the form of a specific agreement adapted to the customer’s needs (then called “Direct Delivery Agreement” or CLD);

•

or the form of Standard Delivery Conditions (or CSL) set uniformly for all customers that do not have any special needs.

Transmission rates for the gas distribution network

Since July 01, 2008 GrDF has applied the tariffs set by the ministerial decree dated June 15, 2008, henceforth referred to as “ATRD3”. On February 28, 2008 these items were the subject of a proposal drawn up by the CRE. The real rate of return applied to the regulated asset base is 6.75% (1)  (real, pre-corporate tax) for all assets, regardless of when the assets were put into service.

The regulated asset base is composed of all the assets related to the distribution activity, including pipelines and connections, pressure-regulation stations, meters, other technical facilities, construction and information technology systems. To determine the annual capital expenses, the CRE applies a depreciation period of four to 45 years depending on the nature of the equipment. Mains and connections, which represent 96% of the assets appearing in the regulated asset base, are depreciated over 45 years.

The regulated asset base on which the new rate for use of the transmission network was determined was €13,174 million at January 1, 2008.

The regulated asset base, on which the distribution network usage rates in force in 2006 and 2007 were determined, amounted to €12,455 million on January 1, 2006. On January 1, 2007, it was €12,866 million.

The main characteristics of this new tariff are:

•

initial tariff increase: at July 1, 2008, the ATRD3 tariff rose by 5.6% in relation to the ATRD2 tariff;

•

incentive-driven, multi-annual regulation method of the price cap variety put in place: the tariff is established for four years from 1 July, 2008, revised annually for inflation (consumer price index excluding tobacco) reduced by a productivity factor of 1.3%;

•

specific incentive for net operating costs: the regulator sets GrDF on a base of operating costs which are deemed to be “controllable” (excluding centrally-managed costs, coverage of losses on the network and fixed production costs) an annual target of a 2.7% reduction in constant euros. At the end of the tariff period, the operator can keep 40% of the amount by which this target is exceeded;

(1)

This rate is applied to revalued assets. The revaluation index used is the consumer prices index excluding tobacco calculated by the French Statistics Office (INSEE).

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•

creation of a claw-back account for expenses and income (CRCP): this account will make it possible, from July 2010 onwards, to take into account, when deciding on changes to tariffs, any differences between actual figures and forecasts on certain items which are difficult to predict (weather events affecting volumes, coverage for losses and various shortfalls, capital expenses, penalties for exceeding subscribing capacity, penalties linked to quality of service, restructuring following CRE audits). It provides a nominal return of up to 4.2%. It is discharged within the range of + or -2% of the provisional revenues (variation in addition to the CPI -1.3%);

•

Introduction of a service quality monitor: to balance the productivity incentive, GrDF regularly publishes, on the information system consulted by the gas suppliers, 30 or so indicators of the service quality, five of which are subject to penalties or rewards, depending on the extent to which pre-defined targets are met.

The same tariff structure applies to all zones operated by the distributor. They include four main rate options that depend solely on the consumption characteristics of the end customer concerned:

•

three two-part options, each of which includes a subscription and a term which is proportionate to the delivered quantities;

•

a fourth three-part option, which includes a subscription, a term which is proportionate to the daily capacity subscribed and a term proportionate to the quantities delivered.

An additional rate, called a “proximity”, rate is intended for large consumers located in the immediate vicinity of the transmission network. It includes a subscription, a term which is proportionate to the daily capacity subscribed and a term which is proportionate to the distance from the transmission network.

In addition, the decree of June 15, 2008 establishes the main tariff details for the new concessions acquired after the competitive bidding procedure, which are not covered by the equalized ATRD3 tariff; the tariff offered by the operator must be determined by the application of the same coefficient to all the terms of the ATRD3 tariff grid, considered as the reference grid.

The services catalogues (services provided to suppliers and to end customers) not covered by the transmission rate were updated on July 1, 2008 and January 1, 2009 respectively after they were presented to the CRE and to gas suppliers. These updates apply the principles of the service rate changes as defined in the catalogue of services.

Code of Conduct

In accordance with the law, GrDF produces, and updates every year, a Code of Conduct. This presents the initiatives set up by the manager of the distribution network which serve as a guarantee for all users (end-customers and natural gas suppliers) that its professional practices are objective, transparent and non-discriminatory, and respect the confidentiality of commercially sensitive information (CSI).

A control mechanism has been set up within the network operator in order to ensure that commitments are kept in Business Line activities.

GrDF presented its 2008 report on the implementation of its Code of Conduct to the CRE in accordance with the legal provisions.

Competitive Aspects

The gas distribution activity in France is mostly carried out by GrDF. Twenty-two distributors that were not nationalized under a French law dated April 8, 1946 represent 5% of the national market for gas distribution. GDF SUEZ Infrastructure has shares in the two largest local distribution companies: Gaz de Strasbourg (24.9% of the capital) and Gaz de Bordeaux (24%).

GrDF Strategy

In 2008, GrDF implemented the following four strategic focuses, which form the base of its “Success Through Involvement” business plan:

•

to establish the identity and legitimacy of the new company;

•

to position itself as a unifying player with respect to sustainable and profitable growth of natural gas vis-à-vis the stakeholder;

•

to put safety at the heart of industrial and economic performance;

•

to promote labor and managerial dynamics.

Given the profound transformations in the energy market, the GrDF gas distribution subsidiary intends to become a benchmark company in Europe in the field of natural gas distribution. To do this, it will continue its growth while maintaining high performance levels in terms of quality, safety, respect for the environment and economic performance in serving territorial communities, its customers and all stakeholders.

6.1.3.1.4.5 Transmission Activities

GRTgaz owns the longest European natural gas, high pressure transport network, for the transmission of gas both for third parties and certain entities of the Group. In addition, GDF SUEZ has equity interests in three transmission networks located in Germany (Megal, 1,087 km), Belgium (Fluxys network, 3,800 km) and Austria (BOG, 245 km), totaling, excluding Fluxys, an accumulated length of over 1,332 km and a contributory length of 561 km.

GRTgaz

GRTgaz, owner of its network, develops and maintains the transmission network, directs the natural gas flows and the network access services for gas suppliers. It also handles marketing and sales.

GRTgaz owns the longest high-pressure natural gas transmission system in Europe. At December 31, 2008, the French system included 32,044 kilometers of gas pipelines including 6,958 kilometers of very high pressure, main network pipes complemented by more than 25,086 kilometers of regional networks, creating an extensive grid covering the French territory. During the fiscal year ended on December 31, 2008, GRTgaz transported 59.3 billion cubic meters of gas through the French grid, or 678 TWh compared with 667 TWh in 2007.

GRTgaz’s main network transports natural gas from the network entry points (LNG terminals, interconnection points with the international gas pipeline networks) to the regional network. The regional network transports natural gas to about 4,300 delivery stations connected to industrial customers and to local distribution networks. The average age of the pipelines is 27 years (in the regulated asset base evaluation for the calculation of rates, the economic life of the pipelines is 50 years).

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GRTgaz also operates 25 compression stations intended to circulate the gas in the transmission pipes and maintain the required pressure for optimum transport conditions. At January 1, 2009, these stations included 83 gas compressors for a total compression power of 479 MW. GRTgaz also uses compression facilities located at six storage sites operated by the STORENGY subsidiary.

• CHANGES IN THE LENGTH OF THE NETWORK AND VOLUMES OF GAS TRANSPORTED

	Fiscal year ended December 31
	2005	2006	2007	2008
Main network (kilometers)	6,757	6,757	6,786	6,958
Regional network (kilometers)	24,832	24,853	24,931	25,086
TOTAL (KILOMETERS)	31,589	31,610	31,717	32,044
Volumes transported	711	687	667	678

• MAP OF THE TRANSMISSION SYSTEM, UNDERGROUND STORAGE POINTS AND LNG TERMINALS IN FRANCE AT JANUARY 1, 2009.

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Legislative Environment of natural gas transport activity

The directive 2003/55 provides that the transport activity covers the transport of natural gas through high pressure gas pipelines. This activity is upstream of the distribution activity and is intended to transport natural gas through national or regional networks (in the case of France) of gas pipelines to supply customers, but does not include the supply of gas itself.

In order to ensure the independence of the network manager, the Group separated the management of the operation of its transport network from the supply and production activities, in accordance with the requirements of directive 2003/55. The transport network is managed by GRTgaz (for more details concerning the regulatory requirements, see section 6.1.3.1.4.7 – “Separate management, then transfer to subsidiary managers of the transport and distribution networks”).

Statutory non-discriminatory access to the gas transport networks is under the control of the CRE.

The law of January 3, 2003 states that the construction and operation of natural gas transport pipes are subject to an authorization granted by the competent administrative body, the conditions for which are set by Council of State decree (decree n° 85-1108 of October 15, 1985, modified by decree number 2008-944 of October 3, 2003). Authorizations are nontransferable. Those receiving the authorizations to transport natural gas carry out their responsibilities in accordance with the conditions established by these authorizations and by the terms and conditions appended to them.

Transport rates in the GRTgaz transmission network

Since transporting natural gas is a regulated activity, the rates that GRTgaz charges for transport services are established, according to the law of January 3, 2003, jointly by the ministers responsible for the economy and energy upon the proposal of the CRE.

Determination of transmission rates for the GRTgaz transmission network

The new tariff, in force since January 1, 2009 and the terms of which are set for a period of 4 years (2009–2012), was determined using a “cost plus” regulation method, aiming at obtaining income which corresponds to:

•

the operating expenses necessary for the management, proper functioning and maintenance of the transport networks net of any subsidiary revenues;

•

the depreciation expenses for the fixed assets used to operate transport infrastructure (also called “regulated asset base”). These expenses are determined according to:

-

the value of the assets making up the network, based on the economic values of these assets; this base is adjusted to reflect the acquisition of new assets and the withdrawal of assets at the end of their financial lives, and is revalued every year on the basis of the consumer prices index excluding tobacco,

-

the service lives applicable to the different categories of assets included in the regulated asset base, depreciating these assets using the straight-line method;

•

the return on the regulated asset base (RAB), with:

-

the application of a rate at the economic value of the assets included in the RAB. This rate is determined by reference to the economic risk inherent in operating transport infrastructures. A real pre-corporate tax base rate is set in the new tariff at 7.25%. It is increased by 1.25% for the assets put into service between 2004 and 2008, or decided on before 2008 and put into service from 2009 onwards. An increase of 3% is granted for all the investments creating new capacity on the main network. This second increase is limited in time, with the period always being ten years for assets decided on in 2008 and put into service from 2009. Decisions made concerning awarding of bonuses from the previous incentive system remain unchanged,

-

in addition, a return on the assets already paid for with investments but which have still not come into service (fixed assets under construction). The rate of this return has been fixed, since January 1, 2009, at a level which is comparable to the cost of the debt, i.e. 4.6%, nominal, pre-tax.

The regulated asset base includes pipes, compression stations, and pressure regulating/metering stations. To determine the annual fixed costs, the CRE applies a depreciation life of 50 years for transmission pipes and 30 years for compression stations and pressure regulating/metering stations.

The tariff applicable until December 31, 2008 had been in force since January 1, 2007. It was determined using a regulation method called “cost plus”.

Process for developing transport rates for the GRTgaz transport network

The Minister for Economic Affairs and the Minister for Energy approve the transport network use rates upon proposal by the CRE. The CRE proposes rates based on technical and financial discussions with GRTgaz and other operators. The final development phase of the proposal generally includes comments from the operators management and a public consultation to obtain market opinion.

The rates currently in force were determined based on projected operating expenses and projected gas volumes to be transported during the period these rates are applicable. With this in mind, GRTgaz presented the CRE past developments and forecast assets and operating expenses, along with changes in subscriptions. Following the analysis of these items, the rate level for transport was proposed by the CRE pursuant to the aforementioned rates of return.

The regulated asset base to which the new rates have applied since January 1, 2009 amounts to €5,896 million plus €649 million for fixed assets under construction.

The regulated asset base to which the previous rate applied from January 1, 2007 amounted to €5,426 million plus €361 million for fixed assets under construction. At January 1, 2008, this regulated assets base amounted to €5,567 million, in addition to €435 million in fixed assets under construction.

As in the previous rate, a claw-back account for expenses and income is supplied, for previously determined items (including capital expenses, transmission revenues, operating energy expenses, penalties linked to service quality), by all or part of the differences between forecast and actual amounts.The final settlement of this account is carried out through an increase or decrease in revenues to be recovered by rates to follow. It earns an annual rate of 4.2% before tax.

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The tariff in force since January 1, 2009 was the subject of a decree dated October 6, 2008, approving the tariff proposal submitted by the CRE on July 10, 2008 to the Minister for Energy, and Minister fo Economic Affairs and setting the use tariffs for natural gas transmission networks for the period 2009–2012.

The previous tariff was set by an order dated December 27, 2006 approving the use rates for the natural gas transport network, amending decree No. 2005-607 of May 27, 2005, and the order and notice of May 27, 2005 relative to defining balancing zones and to use rates for natural gas transport systems.

This decree was published in the Official Journal of the French Republic on December 24, 2008.

Rate structure for transport rates for the GRTgaz transport network

The transport rates for transport networks in France are currently calculated according to a multi-zone entry/exit principle based on a two-zone territorial division for GRTgaz with the new 2009-2012 tariff. This model is becoming more widespread in Europe, following the recommendations of the “Madrid Forum” (body composed of European transport system operators) concerning the internal gas market. The transport rate for the GRTgaz transport network primarily includes the following terms:

•

a main network entry capacity term based on the capacity subscribed by the user for entry to the main network from an adjacent network or an LNG terminal;

•

a subscribed capacity term for connections between zones;

•

a exit capacity term at an interconnection points of networks, to the regional network or to a storage facility;

•

a subscribed capacity term for transport through the regional network;

•

a subscribed capacity term for use of the delivery stations and annual fixed fees for each delivery station used by industrial customers.

GRTgaz Code of Conduct

In accordance in particular with law no. 2004-803 of August 9, 2004, GRTgaz has developed a Code of Conduct which aims to ensure, in relation to its activities concerned with marketing access to the natural gas transport system to third parties, the following:

•

the transparency of the information necessary for customers to access or connect to the transport network;

•

non-discrimination in the treatment of each category of users of the transport network;

•

the confidentiality of Commercially Sensitive Information (CSI) relative to the market, in order to avoid any revelation to a person foreign to the operator (except in the cases set forth by law).

The application of this code is verified by a compliance and effectiveness control program. The results of this program and the possible improvements resulting from it are the subject of an annual report established by GRTgaz, which is published on its website and sent to the CRE.

Transport Europe

Germany

Megal GmbH & Co.KG (“Megal”), owned by the GDF SUEZ Group (44%), E.ON Gastransport (51%) and ÖMV (an Austrian energy company) (5%), is a German registered company located in Essen. This company owns a cumulative network of canalizations that was 1,087 kilometers long on December 31, 2008 connecting the Czech and Austrian borders to the French border. This company is proportionally consolidated.

GRTgaz Deutschland GmbH, 100% owned by the Group, has about 58% of the Megal network capacity. It began marketing capacity on October 1, 2005. GRTgaz Deutschland provides transport services for 19 different customers; it also manages one of the seven H gas market zones in Germany.

Austria

BOG, owned by the Group (34%), by ÖMV (51%) and by E.ON (15%) has the right to market capacity for 245 kilometers of pipeline owned by ÖMV running from the Slovakian border to the German border with a downstream connection to the Megal transport pipeline until 2029. BOG was restructured in 2007 by its three shareholders, becoming an autonomous transport company controlled by ÖMV. BOG also extended its rights from 2014 to 2029. On this occasion, Gaz de France sold 10% of BOG to E.ON. This company is not consolidated.

Belgium

The Infrastructures Business Line holds the Group’s shares in Fluxys (44.75%) and Elia (24.45%).

Fluxys, listed on Euronext Brussels, is the independent operator of the natural gas transport infrastructure in Belgium. It operates, maintains and develops its integrated natural gas transport infrastructure and storage facilities in Zeebrugge and Loenhout. As part of the regulated access to its infrastructures, Fluxys markets transport and storage capacities, which permits the supply of natural gas to consumers in Belgium. In addition to its transport services, Fluxys offers natural gas transit services from border to border. Natural gas transiting through the Belgian network is transported to the Netherlands, Germany, France, Spain, Italy, and the United Kingdom.

Elia, a listed company, is a subsidiary of Elia System Operator (ESO) which was created in 2001 to manage the high voltage electricity transmission network in Belgium. ESO and Elia have been consolidated by the equity accounting method since the Belgian government made ESO manager of the transmission network. The transmission network tariffs are approved by the energy sector regulator (CREG).

Transport business strategy in Europe

GRTgaz intends:

•

to promote new offers, such as “Use it or Lose it”, a new balancing system, and develop direct trading on the Gas Exchange Points (PEGs);

•

to invest to meet the growing demand of the natural gas market and connect new combined cycle power stations and new LNG terminals, as well as to make exchanges smoother through the streamlining of the network and, the reduction of the balancing zones;

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•

to work on the harmonization of rules, to encourage cross-border trading of natural gas.

In order to reach these objectives, GRTgaz intends:

•

to increase its capacity by 15% between 2008 and 2013;

•

to invest about €1.7 billion between 2008 and 2011.

6.1.3.1.4.6 The sustainable development of infrastructure businesses

Each company is committed to obtaining certification, by the International Organization for Standardization (ISO), of its underground storage, regasification, transport and distribution businesses. These certifications cover commercial services as well as industrial business and the odorization of natural gas delivered through the network.

STORENGY and ELENGY decided to have an outside certification organization recognize its achievements in supplying services to customers using the infrastructure placed under its responsibility, as well as its control of its industrial activity with respect to the environment and safety. The performance and the control of its industrial business are audited annually. The certification of commercial services related to the “storage of natural gas in underground storage facilities”, the “regasification in LNG terminals” and the “odorization of natural gas delivered through the transport systems” was confirmed following the renewal audit of June 2008. ISO 14001 certification for the control of its industrial activity in the area of the environment was renewed for the entire industrial activity in France [12 underground storage points (drilling, work-over), and 2 LNG terminals], and in the area of safety is subject to an annual external evaluation on one third of the sites.

GRTgaz operates the transport network from its national distribution center in Paris. This integrated system allows monitoring of the installations in terms of safety, their management in terms of gas transfers and control of the gas supplied to customers.

In 2008, GRTgaz had its ISO 9001 quality certification renewed for all of its businesses, including the transport and delivery of gas and the odorization of the gas transported.

In addition, in 2006, GRTgaz obtained ISO 14001 environmental certification for its compression businesses for six stations (Palleau, Vindecy, Evry, Brizambourg, Pitgam and Morelmaison). This certification was renewed at the end of 2007, with four additional stations (Voisines, Laneuvelotte, Bréal, Taisnières), and the area was extended to two new stations (Cherré and Roussines) at the end of 2008.

In 2001, GRTgaz also launched a multi-annual transport pipeline inspection and rehabilitation program. At the end of 2008, 56% of its transport network had been refurbished.

GrDF’s management system has had ISO 9001 quality certification and ISO 14001 environmental certification for all of the natural gas transport businesses in France since July 29, 2008.

Finally, since July 1, 2008 GrDF has been publishing updates on service quality indicators on its dedicated customer site. This document includes 29 indicators, five of which are subject to a financial incentive.

6.1.3.1.4.7 Infrastructure legislative and regulatory environment in France

Production, transport and distribution (these businesses include the supply of natural gas) were nationalized by French Law No. 46-628 of April 8, 1946, which granted Gaz de France a virtual monopoly over these activities. This situation evolved over time, particularly following the adoption of several community laws aimed at creating an internal market in the European Union.

The gradual opening up of domestic gas markets, which started in 1990, was implemented through two directives in particular: directive 98/30 of June 22, 1998 and directive 2003/55 of June 26, 2003, which repealed directive 98/30 and concluded the total opening up competition of gas markets, effective in France since July 1, 2007. The directives were transposed into French law, mainly through laws no. 2003-8 of January 3, 2003, no. 2004-803 of August 9, 2004, no. 2005-781 of July 13, 2005 and no. 2006-1537 of December 7, 2006.

The successive directives and their transposition laws aim to guarantee transparent and non-discriminatory access to infrastructure (gas transport and distribution networks, LNG installations and gas storage points), and also, if the company is integrated (that is, if it carries out several businesses in the field of natural gas, such as supply and transport), to establish separate accounting procedures for its different gas businesses. It is also required to establish a legal separation between the businesses of the transport and distribution networks and the production and supply businesses, under the control of the CRE.

In addition, the gas sector is also regulated by the Competition Authority, as an economic business, which ensures that French competition law is applied to all economic businesses.

Third-party access to infrastructure in France

In order to allow any customer established in a member State to contract with the supplier of its choice located in the same State or another member State, a legal right of third-party access to the transport and distribution networks and to the storage facilities and LNG terminals was instituted by law.

This right is intended to ensure the supply of natural gas to eligible customers and to allow the execution of natural gas transit contracts between the major high-pressure gas transport networks of the European Economic Area.

The managing operators of the transport and distribution network and LNG and storage facilities must not discriminate in any way among the users or the categories of users of the structures or facilities they operate.

The refusal by an operator to sign a contract for access to its transport or distribution system or to LNG facilities must be based on reasonable grounds and reported to the applicant as well as to the CRE..

All operators operating natural gas transportation, distribution, storage structures or LNG facilities and all suppliers using them are required to supply the other operators with the information necessary to ensure the proper functioning of the interconnected network and the storage facilities.

In addition, natural gas transmission and distribution network operators, and operators of LNG facilities and holders of natural gas storage permits must draw up and make public instructions specifying the technical design and operational requirements needed to connect to their facilities.

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Non-discrimination, confidentiality of information and separate accounting

According to the provisions of the law of August 9, 2004, network operation activities are now subject to a “Code of Conduct”, updated and submitted to the CRE every year, to prevent the risks of discriminatory practices with respect to third-party access to the transport and distribution networks. Every year since 2005 the CRE has published a report on compliance with the Code of Conduct and the independence of the transport and distribution network managers.

Each operator operating natural gas transport, distribution or storage facilities or LNG facilities must keep confidential all information whose disclosure could adversely affect fair competition. The operators concerned must inform the CRE of all measures taken for this purpose. Violation of these obligations is punished by criminal fines.

In accordance with the law of January 3, 2003, any company carrying out one or more of the activities concerned in the natural gas sector must keep separate internal accounts for its natural gas transport and distribution activities and LNG facility operations, as well as all other activities not involving natural gas. The law of December 7, 2006, has since July 1, 2007 made obligatory the keeping of one set of accounts for the businesses involving the supply of gas to customers who have exercised their eligibility, and another set of accounts for those who have not. The operators must obtain approval from the CRE of the allocation rules, reporting environments and accounting separation rules. These accounts are not published.

Separate management, then separation of the operators of the transport and distribution networks

Pursuant to the provisions of Directive 2003/55, if the operator of a natural gas transmission or distribution network is part of a vertically integrated company such as GDF SUEZ, it must be made legally independent of the organization and decision-making processes of the entities managing other businesses, particularly production and supply businesses. The directive also sets forth various obligations to which the directors of the transport and distribution network operator are bound, so as to guarantee their independence. However, the directives recognize a right of economic supervision and management for the integrated company. These provisions were transposed in France by the laws of August 9, 2004 and December 7, 2006, which require the separation of the transport and distribution businesses for natural gas, which were until then carried out within Gaz de France. This separation was accomplished and took effect on January 1, 2005 for the transport businesses and on December 31, 2007 for the distribution business.

Regulation and supervision of the natural gas sector

In order to settle disputes likely to arise among the operators in a deregulated market, Directive 2003/55 requires each Member State to designate one or more independent authorities to ensure non-discrimination, effective competition and efficient functioning of the natural gas market (in addition to the general role of the European Commission in relation to European competition law). To this end, they ensure that the rules relative to managing and allocating inter-connection capacities are obeyed, and supervise the procedures for remedying network congestion and the time required for the operators to connect and repair the networks.

In France, several authorities are responsible for regulation. The Energy Regulatory Commission has been the independent regulatory authority in the gas sector since 2003. The minister with responsibility for energy also has certain prerogatives in terms of control and penalties and local authorities, in their capacity as concession granting authorities, can also monitor proper compliance with the obligations in the distribution agreement’s terms and conditions.

The Energy Regulatory Commission (CRE)

The CRE is an independent administrative authority created in 2000 to regulate the electricity sector in France whose jurisdiction was extended to the gas sector by the law of January 3, 2003. The status of the CRE, like that of any independent administrative authority, ensures its autonomy and its impartiality and provides the means necessary for it to operate. The CRE is not a legal entity.

The law of December 7, 2006 modified its structure – by strengthening parliamentary control – and its organization, giving it a dual structure. Alongside this group, a dispute settlement and sanctions committee was created, which exercises the authorities of the CRE in the area of sanctions and settlement of disputes concerning access to and use of the public natural gas networks, LNG facilities and storage sites.

The CRE has significant powers which mainly aim to assure regulation the network by controlling access and regulating the natural gas market.

Rate regulation powers

The CRE proposes rates to the French Ministers of Economic Affairs and Energy for using the transport and distribution networks and the LNG facilities. Since the law of July 13, 2005, the ministers’ approval is deemed granted unless one of the ministers opposes this approval within two months following receipt of the CRE’s proposals.

The CRE also provides its opinion concerning regulated rates for the sale of natural gas. Finally, it gives its opinion on exemptions, granted by joint decree of the Energy and Economy Ministers, from the usage rates for the transport and distribution networks and LNG facilities and from the general commercial conditions for using the infrastructure (see section 6.1.3.1.4.2 – “Rates for access to storage points”; section 6.1.3.1.4.3 – “Rates for access to LNG terminals”; section 6.1.3.1.4.4 – “Transport rates for the gas distribution network”; section 6.1.3.1.4.5 – “Transport rates in the GRTGas transport network”). It also gives its opinion to the minister concerning the exceptions it may grant for access to new infrastructures.

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Powers relating to the right of access to the network and investment

The CRE protects the right of access to natural gas networks. It is thus consulted in advance concerning draft regulations relative to accessing the natural gas transport and distribution infrastructure and the LNG facilities. Network operators and operators of LNG facilities must provide the CRE with the general terms and conditions for using their infrastructure and their facilities. In the event of a refusal of access to a natural gas transport or distribution network or an LNG facility based on a lack of capacity or a difficulty in connecting the facilities of the applicant to the network, the CRE may request and, if necessary, require the operator to proceed with the necessary improvements if they are economically justified or if a potential customer indicates that it will agree to pay for them.

Finally, since the law of December 7, 2006, the CRE approves the investment programs of transporters by ensuring that the necessary investments are made to properly develop the networks.

Disputes connected with access to the network

The CRE’s dispute settlement and sanctions committee may be asked to settle disputes connected with access to the network between the operators and the users of gas transport and distribution facilities, or between the operators and users of LNG facilities, or any dispute connected with storage.

In addition, the CRE has considerable powers to conduct investigations and inquiries in order to fulfill the responsibilities assigned to it and its decisions may be accompanied by fines for non-compliance.

The law does, however, provide for appeals against CRE decisions.

Powers relating to non-discrimination and accounting separation

Pursuant to the law of August 9, 2004, the CRE may give a justified opinion prior to the dismissal of any senior manager of a transport and distribution network operator. Each year it also prepares a report concerning compliance by the network operators with their code of conduct, it evaluates their management independence and proposes if necessary additional measures.

Based on the opinion of the French Competition Council, the CRE approves the separate accounting principles proposed by integrated companies in order to ensure that there is no discrimination and that there are no cross-subsidies or restrictions to competition. The separate accounts created according to these principles are sent annually. It holds regulatory power in this area.

The CRE also has the right to access the books and the economic, financial and employment-related information of companies active in the gas sector insofar as its missions are concerned. The CRE thus has the power to review the costs and expenses taken into account by the operators to calculate the regulated rate.

Powers to monitor transactions

The CRE has been given the power to monitor transactions carried out in the organized natural gas markets, as well as cross-border exchanges. Moreover, the CRE is responsible for monitoring transactions between suppliers, dealers and producers. It makes sure that their offers are consistent with their economic and technical constraints.

Powers to impose sanctions

The CRE may temporarily prohibit access to the transport and distribution networks and to the LNG and storage facilities, or impose a monetary sanction if an operator of natural gas transport or distribution network, an operator of LNG or storage facilities or users of these networks and facilities do not comply with the decisions falling within its jurisdiction.

Regulatory power

The law of December 7, 2006 extended the CRE’s powers by giving it regulatory powers for natural gas. It can now specify the rules concerning the missions of operators of transport and distribution networks as well as LNG and storage facilities. It can also specify the rules concerning the conditions for connecting the transport and distribution networks and for using these networks and LNG facilities. This same regulatory power extends to signing gas purchase contracts by network operators for their own consumption to the areas of accounting separation and the rules of allocation.

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The Minister of Economic Affairs and the Minister of Energy

The Minister of Energy determines and publishes a tentative multi-annual plan describing, on the one hand, the foreseeable changes in national demand for the supply of natural gas and its geographic distribution and, on the other hand, the investments scheduled to complete the infrastructures of the natural gas supply network. This plan presents the foreseeable changes over a ten-year period in the contribution of long-term contracts to the supply of the French market.

The Minister of Economic Affairs and the Minister of Energy have decision-making power concerning infrastructure usage rates, with the exception of gas storage, and sales.

The Ministers of Economic Affairs and Energy have the power to conduct investigations, and to collect any information on the activity of the gas companies needed for the enforcement of the law of January 3, 2003 and the law of July 13, 2005. Investigations are conducted by officials and agents authorized for this purpose. The Minister of Energy and the CRE may, if applicable, appoint an expert.

The minister responsible for energy can impose a financial penalty or withdraw or suspend, for a period not to exceed one year, the permit to supply or transport natural gas, or the license to store it underground, of parties that breach the provisions of the law of January 3, 2003 or in the event of a breach of the concession’s terms and conditions.

Other regulations affecting activity in France: management of public service

The law imposes public service obligations on operators of natural gas transport and distribution networks, on operators of LNG facilities, on suppliers and distributors of natural gas and on holders of natural gas underground storage permits.

These obligations are related to the safety of persons and of the facilities, the continuity of gas supply, the security of supply, the quality and the price of the products and services supplied, environmental protection, energy efficiency, the balanced development of the territory, the emergency supply of gas to non-domestic customers performing missions of general interest and the continued supply to vulnerable people. This is also true for the supply of gas at the special solidarity rate. They vary depending on the different categories of operators in accordance with the conditions set by decree No. 2004-251 of March 19, 2004. The public service obligations are specified by the natural gas supply or transport permits, the natural gas underground storage permits or the specifications of the concession agreements and distribution management rules.

6.1.3.1.5 GDF SUEZ Energy Services Business Line

A European leader in energy services, GDF SUEZ Energy Services offers environmental and energy-efficient services to its industrial and service segment, local governments, public administrations, and infrastructure customers. These services are:

•

multi-technical (electrical, thermal & climate-related, mechanical, systems integration);

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multi-service (engineering, installation, maintenance, operation, facilities management);

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multi-energy (gas, electricity, coal, renewable energies including biomass, photovoltaic);

•

multi-country.

These services cover the whole technical services value chain from design, production and maintenance of equipment to the management of energies and utilities and multi-technical management over the long-term. GDF SUEZ Energy Services makes its multiple skills available to its clients and accompanies them throughout the life cycle of their installations and sites. The services provided by GDF SUEZ Energy Services enable its customers to get the most out of their assets, better manage their costs, and focus on their core businesses.

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Comprehensive solutions throughout the life cycle of customers’ facilities and sites

Facilty Management
Design
Design
Management & Maintenance
Management of energy and utlity networks on sites
Creation
Installation
Management of industrial and multi-technical maintenance

Energy and environmental efficiency are at the heart of the businesses and operations of GDF SUEZ Energy Services. Although energy-intensive industrial sectors such as steel, cement, and petrochemical were among the first to start looking for ways of controlling energy costs that were both efficient and profitable, this concern now extends to all sectors: infrastructure, local governments, the residential sector, the service sector, and industry in general.

In addition to these economic concerns, there are also environmental targets and regulatory constraints, such as the gradual introduction of white or energy-saving certificates throughout the EU (already introduced in Italy, the United Kingdom, and France) and domestic or European commitments, which are particularly ambitious with regard to the energy savings that are to be made by 2020. In this context, it is vital to choose a partner such as GDF SUEZ Energy Services that has the capacity to take charge of the entire issue and propose an offer tailored to the specific needs of each client.

The GDF SUEZ Energy Services offer may include techniques such as cogeneration that have a high energy return, and it may also include the use of renewable energies such as biomass, geothermal or solar energy.

In addition, GDF SUEZ Energy Services companies are ideally placed, in terms of technical expertise, project management, contract relations, and geographic networking to meet the major challenges faced by a number of industrial and service sector customers:

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refocusing on the core business and the desire to outsource with a search for complete and integrated multi-technical solutions in both the private and the public sector;

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implementation of energy-efficient solutions, which are especially relevant in a context of volatile energy prices and increasing environmental constraints;

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modernization of healthcare institutions, requiring services in the areas of facilities and multi-technical operations over the long-term;

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paying increasing attention to mobility and safety with, as a consequence, major requirements for the upgrading of rail, road, and urban transport infrastructures;

•

new forms of contracts that allow indexing based on the performance or sharing of savings made.

GDF SUEZ Energy Services is a fully-fledged Business Line within GDF SUEZ, alongside the Energy France, Energy Europe and International, Infrastructure, Global Gas & LNG and Environment Business Lines.

GDF SUEZ Energy Services relies on a clear, transparent organizational structure that incorporates complementary businesses, in accordance with the rules that apply to each of them: engineering, facilities and associated services, services to energy, and technical management. The entities that comprise GDF SUEZ Energy Services are organized by country in a structure that consists of eight BUs (Business Units).

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GDF SUEZ Energy Services: business organization by country

The organizational structure chosen is, for the most part, geographical and given the proximity of the Business Line’s businesses. Each BU is placed under the authority of a single manager who answers for its results directly to the Business Line’s General Management. The Business Line’s management is deliberately decentralized to ensure that decisions are made as close to the ground as possible. Commercial and technical cooperation between the GDF SUEZ Energy Services entities and other GDF SUEZ entities is encouraged in order to achieve optimal efficiency in terms of sales and costs.

The offer of GDF SUEZ Energy Services covers the whole value chain for technical services:

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engineering-design;

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development of electrical, mechanical, and environmental engineering facilities; systems integration; large projects;

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multi-technical management and industrial maintenance;

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management of energy systems and utilities on site;

•

facility management.

In addition, the Electricity and Gas Companies specialize in the production and distribution of electricity in Monaco and in the Pacific (New Caledonia, French Polynesia, Vanuatu, Wallis and Futuna Islands).

The businesses of the Business Line represented approximately €14 billion of revenues for 2008.

It has 77,000 employees in almost 30 countries, most of whom are in Europe, where the Business Line’s activities are conducted on about 1,300 sites.

• NET SALES AND EBITDA OF THE BUSINESS LINE

Unedited proforma figures, in millions of euros	2008	2007	Gross variation in %
Net sales	13,993	12,893	8.5%
EBITDA	904	946	(4.4%)

6.1.3.1.5.1. Business strategy and growth

With revenues of over €14 billion, GDF SUEZ Energy Services is currently the top participant in the European services market. It carries out its activities using well-known commercial brand names: Axima, Axima Services, Cofathec, Cofathec Omega, Elyo, Endel, Fabricom GTI, GTI, INEO, Seitha and Tractebel Engineering.

In July 2008 the energy services businesses from SUEZ, which come under SUEZ Energy Services, were merged with those from Gaz de France, which headed subsidiaries such as Cofathec Services, Finergaz and Cofathec Omega in France, and the subsidiaries of Cofathec in the United Kingdom, Italy and Belgium.

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This merger enabled the creation of the GDF SUEZ Energy Services Business Line, which specializes in energy efficiency. This Business Line is currently number one in France, Belgium, the Netherlands and Italy. It occupies a strong position in neighboring countries such as the United Kingdom, Germany, Spain, Switzerland and Austria, and has bases for development in other countries, such as Portugal and Greece, as well as in central Europe.

In this context, the strategic priorities of GDF SUEZ Energy Services are as follows:

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to continue to improve the profitability of GDF SUEZ Energy Services by streamlining the current businesses portfolio, mobilizing internal synergies, and developing cross-functional offerings;

•

to strengthen its position as European leader in multi-technical services by emphasizing sales dynamics and the development of innovative offers: energy and environmental efficiency, public-private partnerships, new services; etc.

•

to strengthen the Services component in the management and maintenance businesses and concentrate on the high-value-added segments of facilities businesses, which require a systems integration capacity or expertise in facilities engineering;

•

to strengthen profitable growth drivers: targeted acquisitions, development in new geographical areas or new businesses.

Highlights

January 2008

Barre Thomas, which makes polymers for the automotive industry, entrusted Elyo with multi-technical operations and general services at its Rennes plant for 10 years, for €60 million.

In Belgium, Siemens turned to three subsidiaries of the Energy Services Business Line, Fabricom GTI, Tractebel India and GTI, to implement in just one year and for a total of €20 million, the network systems engineering, production and assembly at the Delta N.V. and EDF power station in Vlissingen.

February 2008

Elyo won the concession contract for 24 years and €115 million for the Bourges heating network, which includes the creation of a wood boiler plant, a platform for the storage and preparation of wood, the total refurbishment of the 7 km network and the replacement of the 70 sub-stations. In addition, 500 square meters of photovoltaic panels will be installed on the boiler plant and 20 cubic meters of rain water will be collected for the network every year.

GDF SUEZ Energy Services S.A. acquired Spectrum, one of the main companies specializing in electrical installations and services to industry and the commercial services sector in the Czech Republic. The company registered revenues of €40 million in 2008.

March 2008

The consortium made up of ING Real Estate and Ymere awarded GTI the energy management contract for Overhoeks, the new district of Amsterdam. GTI will be responsible for the design, construction, maintenance and operation for 15 years of the energy supply facilities, which will use hot and cold ground storage equipment.

Axima Services is responsible for a new 12 year facility management and operation contract for a total of almost €20 million, for the Tihange nuclear power plant in Belgium.

In Spain, Axima and Crespo y Blasco were chosen for the implementation of the electrical and environmental installations at the new Burgos hospital. The total amount of the contract is €32 million, €14 million of which is for the two subsidiaries of the GDF SUEZ Energy Services Business Line.

April 2008

ASL de Nuoro entrusted Cofathec, for 27 years and a total of approximately €600 million, with the development and management of all of the energy services in three hospitals and two health authorities of the Nuoro hospital complex in Sardinia.

The town of St-Etienne chose Elyo, in partnership with Coriance, for the implementation and operation of the new heating and cooling network of the Chateaucreux business district. At least 70% of the heat will be produced from biomass. This 25 year contract amounts to €85 million.

Ineo and Seitha won two new contracts with Colony Capital for an overall amount of €22.5 million for the implementation of the electrical and air conditioning facilities of its DC02 and DC04 data centers on the Marcoussis Data 4 site. Since December 2006, the two subsidiaries of the France Facilities & Associated Services BU have signed contracts worth a total of €42.3 million.

May 2008

In the Netherlands, Fabricom GTI won a €250 million contract with Mitsubishi Heavy Industries, within the framework of a consortium formed with IREM and Ponticelli, for the complete management of the installation of the multi-technical facilities and the electrical, mechanical, piping and instruments engineering works of Nuon Magnum’s future “multi-fuel”, 1,300 MW power station in Eemshaven. GTI, another subsidiary of the GDF SUEZ Energy Services Business Line, will also participate in the project and will help with the commissioning and start-up of the new power station.

In Hungary, Dunamenti Erömü Zrt signed a service contract with Tractebel Engineering in the order of €16 million within the framework of the 420 MW repowering of unit 3 of the Dunamenti power station.

June 2008

As part of the second invitation for bids from the French Energy Regulator, for the production of bioelectricity in France, Elyo and Cofathec Services were awarded three projects: Biolaq, with the Total group, for a factory producing bioethanol from corn, with a boiler fired by wood and corn straw; Saipol Grand Couronnes for a boiler fired by wood chips; and Cegaz for a unit producing methane from biomass waste. The projects are worth a total of close to €900 million.

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July 2008

The Olympic Delivery Authority (ODA) awarded Elyo a 40 year contract worth almost €1,500 million for the construction, finance and operation of the heating and cooling network, and of the energy production plants on the “London 2012” Olympic Park and the new development zone in the town of Stratford. The heating, cooling and power production plant will supply 75% of electricity needs while enabling a reduction in carbon emissions of at least 20%.

Axima signed the contract to manage the installation works at the Friedrich Loeffler Federal Institute of Animal Health Research, located on the island of Riems in Germany, worth almost €47 million. Axima will be responsible for the production of the utilities, heating, air conditioning, refrigeration, the building’s automated system, the supply of utilities to the laboratories and sanitary equipment.

In Italy, Cofathec won a five-year contract worth almost €47 million with the Rome city authority for the management of nearly 940 thermal facilities providing energy to nursery and elementary schools, nursing and retirement homes, offices and libraries. Cofathec will also see to it that 52 thermal plants comply with standards, and will be responsible for the installation of 12 photovoltaic plants, 21 solar thermal plants and the building of a cogeneration plant.

Elyo renewed, for 15 years and €150 million, its contract to manage the heating network in Vélizy-Villacoublay which serves 8,000 homes and an industrial zone.

September 2008

Axima won the contract with Aéroports de Paris (ADP) worth almost €20 million for the maintenance works on the air conditioning and treatment installations of the entire S4 terminal at Roissy-Charles-de-Gaulle Airport.

As a group, Ineo won, the contract for the electrical facilities at the future medical-technical wing of the Timone hospital, the largest hospital project in Marseille, for €18.3 million. Work will start in April 2009 and last 35 months.

October 2008

Caliqua AG, a subsidiary of GDF SUEZ in Switzerland, specializing in bio-energy, received the letter of intent in relation to the supply of the steam cycle of the new energy recovery plant in Winterthur for €28 million. With the new power station, electricity production will be increased by some 65 GWh per year and the carbon footprint of the town of Winterthur will be significantly reduced.

Ineo was chosen by Nexity, project owner, to secure the electricity supply at Société Générale’s future trading room building in Paris-La Défense. The services, worth €25.5 million, involve researching, designing and installing power currents as well as providing and setting up generators.

November 2008

Axima won the contract with HRS for the installation of all HVAC (heat, ventilation, air conditioning) equipment in Crédit Suisse’s new Uetlihof building, a strategic site for the banking group which will eventually be used by over 6,500 employees. This €18 million contract is part of the overall facility management contract which Axima has for all major sites in Switzerland.

December 2008

Cofathec won, in a group with other companies, the contract to manage the energy services of the University of Catania in Sicily. Worth a total of close to €48 million, this contract covers the supply of electrical energy and the management of the maintenance of the energy installations of over 78 buildings for 20 years.

Leme was chosen by Consortium Energia Sustentavel do Brasil for a contract to provide services to the contracting body within the framework of the construction of the Jirau hydroelectric power station in Brazil. The 3,300 MW plant is expected to be put into service in 2013. It is currently the largest investment in the energy sector in Brazil, amounting to €40.8 million.

GRTgaz gave Endel, within the framework of a €12.6 million contract, responsibility for the modernization of the Saint-Clair-sur-Epte site in the Paris region. Endel will work on the piping and associated civil engineering. This contract is in addition to that won by Inéo, which for €35 million, took responsibility for the integration of electrical automation of the two new natural gas compression stations in Saint-Avit and Fontenay-Mauvoisin.

In order to meet the growth in demand on the island of Tahiti, Electricité de Tahiti, the concession operator in French Polynesia, has increased its installed power by 20%, to over 200 MW. The Punaruu power station has thus been equipped with two new 17 MW generators, within the framework of an extension representing an investment of €45 million. These works should meet the island of Tahiti’s needs for guaranteed thermal power until about 2015.

March 2009

GDF SUEZ creates a strong and unitary brand image within its energy related businesses providing services, COFELY, to reinforce its leadership in Europe, increase its visibility and favor its growth in markets where energy and environment efficiency is expanding. For France and the United Kingdom, the new COFELY brand is as from now replacing Cofathec and Elyo, these companies merging in each country. The new brand will progressively be deployed in the other European countries (notably Spain, Italy and the Netherlands).

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6.1.3.1.5.2. Description of businesses and their regulatory environment

Regulatory environment

The primary regulatory changes that have an impact on GDF SUEZ Energy Services businesses include, at the European, national and regional levels:

•

broader and more restrictive environmental standards regarding, in particular, the greenhouse gases reduction target;

•

the introduction of constraints aimed at improving energy efficiency and the related development of energy performance contracts;

•

the deregulation of energy markets;

•

the development of public-private partnerships.

This regulatory trend, combined with rising energy prices over the medium-term, provides GDF SUEZ Energy Services with opportunities for growth. In fact, they cause clients to seek the services of specialists in heating, electricity, and the environment who are capable of designing, developing and managing their facilities under optimal technical and financial conditions. Through the unique complementarity of its activities and expertise, GDF SUEZ Energy Services is ideally placed to meet these growing needs.

Description of businesses

Engineering – design

Tractebel Engineering is one of the leading engineering firms in Europe. It offers solutions in engineering and consulting to public and private clients in the electricity, nuclear, gas, industry, and infrastructures sectors. Tractebel Engineering offers a range of innovative and sustainable solutions throughout the life cycle of its clients’ facilities such as feasibility studies, investment projects, assistance with project management, operations and maintenance, and dismantling.

Facilities and related services – building and maintenance

GDF SUEZ Energy Services, through subsidiaries such as Axima, Cofathec Omega, Endel, INEO, Fabricom GTI, GTI and Seitha builds and maintains electrical, mechanical, and HVAC facilities for industry, the services sector, buildings, and major infrastructure projects. The Business Line also provides services associated with these businesses:

•

locally, the business culture is reflected in on-site customer service that meets their needs and is backed by a powerful European network and the complementary nature of the services offered;

•

in specialty businesses, development is backed by a high degree of proficiency in basic technologies, so that cutting edge developments can be offered and relevant assistance provided to clients as their technology expands.

Project management remains a decisive factor in facilities and related services businesses: the strict control of offerings such as costs and contractual aspects during performance will determine the final profitability of each project.

Energy services – Optimizing and Operating

As experts in energy services solutions derived from the concept of delegated management and outsourcing, Elyo, Cofathec and Axima Services offer comprehensive and innovative solutions to highly diversified clients (companies, local governments, managers of residential, service sector or industrial sites). Elyo, Cofathec and Axima Services design and operate long-term, effective, and comprehensive solutions with guaranteed results while remaining environmentally friendly:

•

management of energy and the utilities required in industrial processes;

•

management and maintenance of thermal and technical equipment;

•

facility management;

•

management of municipal heating and cooling networks.

With a wealth of expertise as integrators and strong local relationships, Elyo, Cofathec and Axima Services aim to confirm their positions as European leaders by taking advantage of the opportunities afforded by cost optimization, energy efficiency, the shift in the focus of companies back to their core businesses, the opening up of energy markets, and the recognition of environmental restrictions. Axima Services has also expanded its services to include the management of airport equipment such as baggage sorting systems, jetways, and ground-based guidance systems.

Electricity and Gas Companies

Electricity and Gas Companies specialize in the production and distribution of electricity in Monaco and the Pacific (New Caledonia, French Polynesia, Vanuatu, Wallis and Futuna). They are partners in the development of these territories because they provide international quality services with the support of a major Group.

6.1.3.1.5.3. Principal Markets

The geographic area covered by GDF SUEZ Energy Services is, for the most part, in Europe. This Business Line is ranked number one in France, Belgium, the Netherlands and Italy, has a strong position in neighboring countries, and has bases for expansion into areas further afield, such as central Europe.

The Business Line is present in three main markets:

•

the services sector, which accounts for 48% of its activity. The Energy Services Business Line serves customers in the services sector mainly in collective housing, public buildings, shopping centers, office buildings and hospitals;

•

industry, which accounts for 32% of its activity. The large industries which are clients of the Business Line are the petroleum, paper, chemicals, petrochemicals, power and steels sectors;

•

the infrastructure sector, which accounts for 20% of its activity. The Business Line carries out installation and maintenance work for the electricity and gas networks, ports and airports, and public lighting networks.

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Although the industry market is experiencing stagnation in its investments, this segment offers growth opportunities for targeted service businesses, which benefit from the outsourcing trend, the strengthening of environmental constraints, and the search for efficient energy.

The development of public/private partnerships, especially in the services sector, is a favorable factor for the growth in facilities and services activities.

Finally, the infrastructure market remains attractive due to numerous initiatives taken by local authorities to improve mobility and security. GDF SUEZ Energy Services is also recognized as a major player in this market through niche businesses in transportation and intelligent security technologies.

With a good balance of activities (41% in production facilities and related services, 56% in services and 3% in engineering), the Business Line holds a unique portfolio of complementary businesses in the European market that sets it apart from its competitors.

The complementarity with the Group’s different Business Lines is also an advantage for GDF SUEZ Energy Services if, for example, it is called upon to provide services combined with the supply of electricity and gas to a deregulated market, or related to water and waste management.

6.1.3.2 SUEZ Environnement Company

The GDF SUEZ Environnement Business Line consists of the 35.5% stake held in SUEZ Environnement Company, listed on Euronext Paris and Euronext Bruxelles.

Main key figures of consolidated income statement

Millions of euros	2008	2007	2006
Revenues	12,363.7	12,034.1	11,446.6
Gross operating income (a)	2,101.9	2,061.4	1,937.5
Current operating income	1,059.1	1,061.4	1,060.4
Net income group share	533.2	491.7	573.8

(Data extracted from SUEZ Environnement Company’q 2008 Reference Document.)

(a)

SUEZ Environnement Company uses the financial indicator “gross operating income” (or EBITDA) to measure its operational performance and its capacity to generate operating cash flow. The gross operating income is not defined by the IFRS standards and does not appear in the main body of the Group consolidated income statement. The switch from the current operating income to gross operating income is described in Section 9.2.1 of the SUEZ Environnement Company Reference Document.

Main key figures of the consolidated balance sheet

Millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Non-current assets	13,132.5	12,733.0	11,894.0
Current assets	6,578.5	6,004.7	6,220.9
TOTAL ASSETS	19,711.0	18,737.7	18,114.9
Group equity capital	3,532.4	3,643.9	3,547.0
Minority interests	637.6	613.0	1,120.1
Other liabilities	15,541.0	14,480.8	13,447.8
TOTAL LIABILITIES	19,711.0	18,737.7	18,114.9
(Data extracted from SUEZ Environnement Company’s 2008 Reference Document.)

With revenues of €12.4 billion and 65,382 employees at December 31, 2008, the SUEZ Environnement Company is a benchmark in the environmental market worldwide (water and waste).

SUEZ Environnement Company is active in all water and waste cycles and is therefore an expert in those areas. It does business with both local governments and private entities.

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The businesses of the SUEZ Environnement Group in the area of water notably include:

•

capture, treatment and distribution of drinking water;

•

maintenance of networks and operation of plants;

•

customer management;

•

collection and treatment of municipal and industrial waste water;

•

design, construction, sometimes the finance, and operation of drinking water production plants and waste water treatment plants, as well as for plants which desalinate and process water with a view to its re-use;

•

research and master plans, modeling of underground water tables and hydraulic flows, and project management of infrastructure and water management projects;

•

the biological and energy recovery of sludge from sewage plants.

The businesses of the Group in the area of waste notably include:

•

the collection of waste (from households, local governments and industry; hazardous and non-hazardous, with the exception of radioactive waste) and urban waste management;

•

the sorting and pre-treatment of this waste;

•

recycling, recovery of organic materials and energy recovery from recycled matter, the elimination through incineration and landfill of the residual matter;

•

the integrated management of industrial sites (sanitation, clean-up and reclamation of sites or polluted land);

•

treatment and recovery of sludge.

SUEZ Environnement Company does business with public and private clients, under various contractual forms:

•

in the area of water, the Group mainly signs public service contracts (leasing contracts or concessions), and delegated public contracts, but also service, operation and maintenance contracts as well as construction and engineering contracts;

•

in the area of waste, the Group signs service or management contracts, (delegated and non-delegated, integrated and non-integrated), operation and maintenance contracts and contracts of the design, build and operate type.

In 2008, SUEZ Environnement Company showed a balanced breakdown of consolidated revenues between water and waste businesses. These activities supplied 76 million people with drinking water and provided waste water sanitation services to 44 million people(1). During the same fiscal year, the Group provided collection services to nearly 51 million people worldwide and more than 500,000 industrial and commercial clients, collected nearly 23 million tons of household, ordinary industrial and medical waste, and processed nearly 40 million tons of waste.

SUEZ Environnement Company is structured around three main segments: Water Europe, Waste Management Europe, and International (Degrémont and businesses outside Western Europe), which in turn are divided into nine business units. Another segment, called Other, covers only central functions. The chart below shows the organization of the nine business units:

(1)

The population served in water is calculated based on the “managed” perimeter (companies which are fully consolidated, proportionately consolidated and consolidated by the equity method).

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The chart below shows the SUEZ Environnement Company’s consolidated revenue breakdown at December 31, 2008. The “Other” segment is not represented because it covers only central functions grouped within SUEZ Environnement Company and inter-segment elimination entries:

Europe is the SUEZ Environnement Group’s historic home for growth, and remains its zone of preference. The SUEZ Environnement Company has the advantage of being rooted in Europe and especially in France and is able to enlist its expertise and skills and adapt them to other continents. The map below(1) shows the SUEZ Environnement Company’s revenue breakdown by geographical area at December 31, 2008:

North America 5%
Europe 80%
Asia 3%
South America 2%
Africa - Middle East 7%
Oceania 3%

(1)

This map represents the geographical breakdown of the Group’s revenues, regardless of the accounting segmentation retained in the consolidated States of the SUEZ Environnement Group included in section 20.1 of the 2008 SUEZ Environnement Company’s Reference Document.

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SUEZ Environnement Company has an extensive network of subsidiaries and agencies; at year-end 2008, the Group was engaged in business as an operator in more than 30 countries. As a result, major cities such as Hong Kong, Casablanca, Perth, Jakarta, and Algiers have turned to the Group to manage all or part of their water, sanitation, and waste management or for the construction of large infrastructure in those areas. Outside of Europe, SUEZ Environnement Company Group normally conducts business in partnership with local public or private entities (industrial companies, finance companies, or associations) that have an in-depth knowledge of the local context, following the example of the historic partnership with La Caixa (Agbar in Spain), or with New World (Chinese-French Holdings in China).

SUEZ Environnement Company operates around the world under different brands with a high level of recognition, in particular SITA for waste, Lyonnaise des Eaux, United Water, Degrémont, Ondeo and Ondeo Industrial Solutions in the area of water.

The map below shows the locations of the main subsidiaries as well as the main brands under which the SUEZ Environnement Company operates throughout the world at December 31, 2008.

Global presence
DEGREMONT
SAFEGE
Europe
LYONNAISE DES EAUX
SITA
EURAWASSER
GRUPO AGBAR
ONDEO INDUSTRIAL SOLUTIONS
North America
UNITED WATER
BAL-ONDEO
South America
GRUPO AGBAR
Africa - Middle East
LYDEC
GRUPO AGBAR
Asia
PALYJA
SWIRE SITA WASTE SERVICES
SINO FRENCH WATER
Oceania
SITA ENVIRONMENTAL SOLUTIONS
AUSTRALIAN WATER SERVICES
Water business
Waste business
Water and Waste business

Lastly, SUEZ Environnement Company has always placed research and development at the heart of its business, particularly through major partnerships, teaming up with both public agencies [e.g., Cemagref, the National Center for Scientific Research (CNRS), the University of Tongji in China, University of California Los Angeles (UCLA) in the United States] as well as private entities [R+i Alliance partnership involving Lyonnaise des Eaux, Agbar, United Water, Northumbrian Water, and SUEZ Environment, participation in the Global Water Research Coalition (GWRC)].

For more detailed information concerning SUEZ Environnement Company, see its reference document.

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6.2 MAIN MARKETS

See paragraphs 6.1 and 6.5.

6.3 IMPORTANT EVENTS

6.3.1 GAZ DE FRANCE AND SUEZ MERGER

The General Shareholders’ Meetings of SUEZ and Gaz de France, which met on July 16, 2008, approved the plan for the two companies to merge, a process initiated in February 2006 and concluded on July 22, 2008.

The main stages of the process which concluded with the merger were:

2006

•

approval of the friendly merger plan between Gaz de France and SUEZ by the Management Boards of the two companies on February 25 and 26 respectively;

•

joint notification of the European Commission of the merger plan on May 10;

•

authorization by the European Commission of the plan on November 14 under certain conditions (see details below);

•

decision 2006-543 DC by the Constitutional Council on November 30, stating that the privatization of Gaz de France was in accordance with the constitution but delaying it until the date of the total deregulation of the gas and electricity markets to competition (July 1, 2007);

•

Law no. 2006-1537 of December 7, 2006 concerning the energy sector modifying article 24 of law no. 2004-803 of August 9, 2004 and demanding that the State hold more than one third of the capital of the company (instead of 70%).

2007

•

approval by the Board of Directors of the two companies on September 2 of the new merger strategies including the contribution of 65% of the activities of the SUEZ Environment area;

•

advisory opinion of the SUEZ SA works committee on November 29;

•

Decree no. 2007-1784 of December 19, 2007 authorizing the transfer of the company to the private sector (applying law no. 93-923 of July 19, 1993 which makes the privatization of a public company subject to such a decree).

2008

•

advisory opinion of the SUEZ European Consultative Committee of January 7;

•

advisory opinion of the Gaz de France staff representative bodies (Instances représentatives du Personnel) on March 11 (European Works Council) and May 26 (Central Works Council);

•

approval of merger agreement by the Boards of Directors of Gaz de France and SUEZ on June 4;

•

reports on the contributions and the merger by independent valuers filed June 11, deciding parity of the exchange ratio;

•

approval of the merger with SUEZ by the General Shareholders’ Meeting of Gaz de France and of the merger with Gaz de France as well as the demerger of SUEZ Environnement by the General Shareholders’ Meeting of SUEZ on July 16;

•

Gaz de France privatization decree published July 17 after aproval by the CPT (Commission des Participations et des Transferts) on July 2;

•

creation of GDF SUEZ and spin-off of the SUEZ Environnement Division on July 22.

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Details of the European Commission’s main conditions for authorization:

Date of implementation
Disposal of SUEZ stake in Distrigaz	Sale to Eni of 57.25% of Distrigaz in exchange for gas assets (E&P, LNG, distribution, long-term contracts) and electricity assets (VPP in Italy).
Disposal of the Gaz de France stake in Segebel (holding 51% of SPE)	Finalization in January 2009 of the sale to Centrica
Sale of the Gaz de France stake in SEGEO to Fluxys	Agreement signed June 27, 2008
Disposal of Cofathec Coriance and Cofathec Services heating networks	Sale to A2A in July 2008
Modification to shareholding (stake capped at 45%) and governance of Fluxys	Sale of 12.5% of Fluxys to Publigaz in September 2008
Separation of LNG terminals management businesses	Effective December 31, 2008 per the decision of the General shareholders’ meeting of December 17, 2008

6.3.2 ECONOMIC AND FINANCIAL CRISIS

The global economic and financial environment has been severely shaken by the current crisis which will probably lead to a restructuring of the banking system and of the financial markets (access to credit, rise in risk premiums etc.).

However, there has been little effect on the long-term fundamentals of the energy and environment industry (see Section 6.1.1.3 The World and European Energy Sector) although the effects of the economic crisis may be felt in the short-term, especially on industrial energy demand.

That is why GDF SUEZ, while confirming its medium-term industrial targets, decided to launch the Efficio plan, in order to accelerate and strengthen the performance plan announced at the time of the merger and to take very pro-active measures to strengthen its liquidity (through bond issues), actively manage its debt and reduce exposure to risks, especially counterparty risk.

6.3.3 SECURITY OF GAS SUPPLY

Between January 6 and January 21, 2009, there was a significant reduction in supplies of natural gas from Russia for all of Gazprom Export’s European customers. In order to deal with this reduction in its supplies, which occurred during a period of extreme cold, GDF SUEZ immediately mobilized all of its resources, especially those in its supply portfolio.

Thanks to its strong position, GDF SUEZ SA maintained its customers’ supplies and was also able to contribute to the supplies of some Central European countries where it does not have a direct presence.

Working in close collaboration with the European Commission, the Group contributed, alongside the other large European buyers of Russian gas, to the settlement of the dispute between Russia and Ukraine, enabling the resumption of deliveries on January 21, 2009.

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6.4 DEPENDENCE ON PATENTS, LICENSES OR CONTRACTS

See chapters 11 and 4 of this Reference Document.

6.5 COMPETITIVE ENERGY POSITION

The production and marketing of electricity and the marketing of gas are sectors of business that are largely open to competition in Europe and the United States. However, activities constituting natural monopolies – like the transport of electricity and, to some extent gas – are strictly regulated. Elsewhere in the world, with just a few exceptions, markets are less open to competition and international players operate in more regulated environments, usually under long-term contracts.

GDF SUEZ is a European and global leader in electricity and gas

In natural gas, GDF SUEZ is the leading buyer and marketer in Europe, with a unique capacity to supply customers in 10 European countries. It is also the operator of Europe’s number 1 transport and distribution network, Europe’s number 2 storage operator, the second largest operator of LNG terminals and a significant E&P player in Europe (number 1 offshore producer in the Netherlands and number 5 producer in Germany).

In LNG, GDF SUEZ is the leading importer in the Atlantic basin and number three worldwide (source: GIIGNL). The group’s main competitors in this area are oil and gas companies such as ExxonMobil, Shell, BP, Total and BG Group. Recently, major financial institutions like Goldman Sachs have also entered the market for the physical purchase and sale of LNG.

In electricity, the Group is the 5th largest producer and marketer in Europe and the world’s leading independent power producer (IPP). It is also the top private producer of electricity in Brazil, Thailand and the Gulf states.

In the area of services, the Group operates primarily in Europe. This Business Line is ranked number one in France, Belgium, and the Netherlands, has a strong position in neighboring countries, and has an initial base for expansion into countries further afield, in areas such as Central Europe. With a good balance of activities, the Business Line holds a unique portfolio of complementary businesses in the European market that sets it apart from its competitors. Its competitors are generally smaller in size and include Vinci Energies, ACS, Cegelec, Spie for facilities-related activities and Dalkia and Johnson Controls for service-related activities.

GDF SUEZ has strong domestic positions in France and Belgium

In France, GDF SUEZ is the leading gas marketer with more than 10.3 million retail customers and a market share of 85% in B to B and 88% in B to C. In electricity, with an installed capacity of more than 6 GW, i.e. 5% of the installed power in France, GDF SUEZ is the 2nd-ranked producer and marketer. The group is a leading player, benefiting from a diversified mix of energy, a large proportion of which is renewable. GDF SUEZ is the 2nd largest hydroelectric operator, with 15% of the installed capacity and over 25% of hydroelectric production in France, through CNR and SHEM. GDF SUEZ is the leader in the wind power sector in France with 384 MW installed at the end of 2008, representing about 10% of the estimated French market. The Group is also the leader in energy services.

In Belgium, GDF SUEZ is the main producer and marketer of electricity, premier marketer of gas, and the leader in energy services.

The continuation of consolidation in Europe

In Europe, the main competitors of the GDF SUEZ Group on the energy markets are: in electricity, international groups such as EDF, ENEL, E.ON, RWE, and Iberdrola; in gas, the large gas companies, such as E.ON, ENI, Gas Terra, Gas Natural and Wingas. New competitors are emerging, such as the large gas producers like Gazprom or other players specialized in marketing activities, like the British company Centrica, which has bought the stake held by the GDF SUEZ Group in SPE and has thus strengthened its position on the Belgian market. The acquisition by ENI of the stake held by GDF SUEZ in Distrigaz has also increased competition on the gas market in Western Europe.

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6.6 SUSTAINABLE DEVELOPMENT

6.6.1 SUSTAINABLE DEVELOPMENT

In 1987, the Brundtland Commission defined sustainable development as development that meets the needs of the present without compromising the ability of future generations to meet their own needs. At the company level, this means voluntarily incorporating the social and environmental aspects of management activities and taking account of the needs and expectations of stakeholders.

Thus, the long-term development of the Group’s business must be compatible with:

•

economic performance;

•

social equality;

•

protection of the environment.

Sustainable development: a commitment which is at the heart of the Group’s identity

Sustainable development is an integral component of GDF SUEZ’s identity. The Group aims to redefine the relationship between people and energy, with a view to progress and sustainable development.

The activities of GDF SUEZ are at the heart of sustainable development issues (natural resources, development, climate change). These businesses supply solutions to help customers to reach their own sustainable development objectives. They are also active locally, and over the long-term.

Responsible growth is at the heart of the Group’s businesses, which is why particular attention is paid to putting sustainable development at the very centre of the Group’s strategy.

Sustainable development: a commitment at the heart of the Group’s strategy

The Group has identified several challenges linked to its activities:

•

fighting climate change and preserving natural resources;

•

developing with respect to new markets;

•

fully assuming the Group’s environmental and social responsibility: preparing for risks and crises;

•

developing the Group’s intellectual and human capital.

To meet these challenges, sustainable development is a decisive criterion when deciding the strategic choices made by the Group. Sustainable development is thus incorporated into the strategic focuses of GDF SUEZ.

In fact, through a strategy based on sustainable development that the GDF SUEZ Group intends to balance its various ambitions: high performance and respect for the environment, competitiveness and social contribution, profitability and provision of essential services.

GDF SUEZ’s sustainable development policy represents a new way of doing business and a driver for growth.

The Group’s sustainable development policy is focused on three main lines:

•

innovating to develop and anticipate changes in markets;

•

guaranteeing the future and local acceptance of the Group’s activities;

•

developing the attractiveness, efficiency and cohesion of GDF SUEZ.

The first main line of the sustainable development policy aims to innovate to develop and anticipate changes in markets covering the following priorities:

•

satisfying the markets’ expectations, and moving forward: this means building the customer relationship on an ability to listen, anticipating needs and gauging satisfaction in order to secure existing contracts, but also to develop new offers based, for example, on energy and environmental efficiency (energy control, result-oriented contracts, etc.); CO2 (trading, capture and storage etc.); renewable energies; or offers adapted to particular segments of the population such as disadvantaged customers. Taking part in sustainable city projects, participating in the construction of the city of tomorrow and sustainable regional planning is also an important part of the Group’s sustainable development policy;

•

checking quality and guaranteeing continuity of service;

•

promoting ethical behavior in the commercial relationship: amongst other things, this involves respecting national and international regulations, Group standards and the principles of competition, having a responsible purchasing policy and informing customers of commodity price developments (sales of gas, electricity and water).

The second main line of the sustainable development policy involves guaranteeing the future and acceptance of the Group’s activities and covering the following priorities:

•

guaranteeing structured dialogue and listening with each stakeholder: the main actions involve mapping the stakeholders at all levels of the Group, a mechanism for listening and dialogue with the stakeholders and finally taking into account the expectations of stakeholders in policies and actions;

•

guaranteeing industrial security and safety of installations: this means making existing facilities safe and reducing their impact on the environment and people, and guaranteeing the safety of users and of third parties;

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•

limiting the Group’s exposure to climate change: key areas are limiting greenhouse gas emissions, (maintaining an overall balanced energy mix, with optimal CO2 levels adapted to local needs; increasing the capacities of energies which do not emit CO2 and the proportion of these in the energy mix), streamlining mechanisms to deal with carbon restrictions (using flexibility mechanisms, investing in carbon funds), investing in research and innovation (energy efficiency, renewable energies, capture and storage of CO2); anticipating regulations; and improving the energy efficiency of the Group’s facilities;

•

preserving natural resources and reducing the environmental impact of the Group’s activities: among other measures, this involves encouraging rational use of resources in our activities; preserving biodiversity; developing environmental management systems and external certification in line with an analysis of risks and issues;

•

fighting corruption: this mainly involves strictly respecting the relevant regulations in each country where the Group operates; training all Group employees, raising their awareness, and defining appropriate procedures; and participating in voluntary initiatives (Exterior Industries Transparency Initiative (EITI), United Nations Global Pact, etc.);

•

behaving like a socially responsible company: this involves developing trusting partnerships with recognized groups such as NGOs and associations; playing our part in social mediation; participating in the social cohesion of regions, paying attention to the most vulnerable sections of the population, helping socially responsible bodies to become more professional, (especially in sensitive areas); participating in education and research in the area of sustainable development, and developing partnerships with the academic world.

The third main line of the sustainable development policy aims to develop the attractiveness, efficiency and cultural cohesion of GDF SUEZ and covers the following priorities:

•

building the Group’s culture around sustainable development: amongst other things this involves sharing sustainable development values and making them a way of bringing the Group together; putting sustainable development at the heart of the Group’s strategy; setting sustainable development objectives throughout the Group; incorporating sustainable development into the Group’s key processes; developing reporting as a management tool; encouraging employees to incorporate sustainable development into their daily behavior and supporting sustainable development policies with an internal communications plan;

•

improving well-being in the work-place: this mainly involves guaranteeing the health and safety of staff (particularly in terms of reducing the number of accidents in the work-place and occupational illnesses); quality dialogue between employees and management and maintaining a high level of solidarity amongst staff;

•

developing professionalism: this priority involves recruiting and keeping talent (high-potential employee policy, recruitment campaigns, partnerships with schools); and developing skills and employability (training plans, internal mobility).

An action plan for solid and sustainable company development

An annual action plan in the Group’s Business Lines and units is the expression of this sustainable development policy. This general framework is adapted to the specific challenges of each of the Group’s businesses.

The Group regularly evaluates the execution of the action plan through the use of table which collects indicators specially chosen to monitor the plan. Environmental and social reporting, with certain indicators verified by auditors and whose level of assurance progresses towards the reasonable assurance level, also allow the GDF SUEZ sustainable development performances to be precisely measured.

Mechanisms for implementing the sustainable development policy

To guarantee effectiveness, the Group’s commitments to sustainable development are carried out at the highest level. The Chairman of the Group is personally committed to these issues and regularly talks about them; they are examined at the level of the Board of Directors, which itself has an Ethics, Environment and Sustainable Development Committee. The sustainable development policy is the responsibility of a member of the Executive Committee.

Governance of sustainable development is based on a management structure consisting of bodies backed by the highest level of the company:

The Ethics, Environment and Sustainable Development Committee, which stems from the Board of Directors, assures that sustainable development practices are taken into account in the work of the board and the Group’s management.

A steering committee on the Group’s sustainable development policy, made up of:

•

heads of sustainable development in the Business Lines;

•

management of functional departments (strategy and sustainable development; human resources; ethics and compliance; health, safety, management systems).

Its mission includes the preparation of annual action plans, the monitoring of their implementation and capitalizing on the experience of the various Business Lines.

Incorporating sustainable development into the management of GDF SUEZ is a vital way of ensuring that environmental and social criteria are taken into account by the business entities in the management of their activities and the measurement of performance, with the same importance as financial and economic criteria.

The sustainable development management system is part of the Group’s organization. The goal is to establish a system allowing constant progress. To achieve this, sustainable development needs to be included in the criteria examined in performance reviews, with a regularity adapted to each Business Line, at least once a year. In addition, the audit and internal control sections are looking to incorporate certain implementation aspects into their schedule and mechanisms, coordinating their actions with the Strategy and Sustainable Development Department.

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6.6.2 ENVIRONMENTAL INFORMATION

6.6.2.1 Environmental Policy

For a foreword, see paragraph 6.6.2.5. “methodological elements in 2008 environmental reporting”.

Due to the nature of its activities, GDF SUEZ is positioned at the core of environmental concerns: climate change, pressure on water and energy resources, and the protection of our natural environment and heritage. While the Group’s activities can have a positive impact on the environment, they also have impacts on natural resources and the environment that must be measured, controlled and reduced to a minimum through a process of continuous improvement.

GDF SUEZ takes concrete measures to reduce the direct impact that the production of electricity, energy services and gas-related activities have on the environment. The Group has implemented a Sustainable Development management program, one of whose objectives is to reduce the financial risk associated with environmental management. GDF SUEZ offers its municipal and business customers innovative solutions to their environmental issues that are both efficient and cost-effective, helping them carry out their legal responsibilities for managing water and waste products and improving their use of energy resources.

The Group ensures that all installed or managed facilities and services continually comply with the growing demands of environmental regulations, anticipating new laws to ensure that it best meets the expectations of its customers and stakeholders.

Through a network of Environmental Officers, the Group encourages its subsidiaries to implement environmental policies based on their particular businesses, local economic conditions, and the expectations of their industrial and community customers.

Risk management is a daily function, based on the growing number of certified environmental management systems implemented within the Group and on risk management plans developed for that purpose. Employee training, innovation, and research programs all contribute to the operational control of these risks. The Group naturally carries out studies of the environmental impact of its activities prior to commencing them and closely follows their deployment with regular measurement of emissions and discharges to ensure that they continue to comply with the relevant regulations.

At the end of 2008, the entities which had published a policy or statement of environmental commitment represented 92.2% of sales relevant to the Group’s environmental impact. These commitments may lead to the implementation of environmental management systems (EMS) based on economic conditions and interest in this type of process. These EMS would then be subject to external certification. At 31 December 2008, 48.8% of pertinent revenues were covered by certified environmental management systems (ISO 14001 certificates, EMAS registrations(1) , ISO 9001 version 2000 certificates with an environmental component, and local certifications).

(1)

«Eco Management and Audit Scheme»: regulation created by the European Commission to provide a framework for voluntary programs of eco-management through an EMS. Any business already ISO 14 001 compliant can obtain an EMAS certificate if it publishes an environmental declaration that meets the EMAS criteria.

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Percentage of relevant revenues covered:

Indicator names	GDF SUEZ 2008	Scope covered (% of relevant revenues)
by an EMAS certification ■	6.70%	94.4
by an ISO14001 certification (not EMAS) ■	39.40%	96.5
by other external EMS certifications	2.70%	93.5
by an internal certification (but not by a certified EMS)	21.20%	93.7
■ Reviewed by Auditors with a “moderate” assurance opinion. ■ ■ Reviewed by Auditors with a “reasonable” assurance opinion.

Whenever the implementation of a certified or registered management system is not economically justifiable, the entities involved are encouraged to define an internal environmental management system which guarantees proper treatment of the environment during execution of their strategy. Some Group entities have thus found it more useful to define their own management system standards and have them recognized internally.

GDF SUEZ is testing a system for dynamically self-assessing the maturity of EMSs, thus enabling operational sites to easily identify areas for improvement and evaluate the adequacy of their environmental management systems in the light of local circumstances. This system also allows them to monitor their progress and conduct a comparative analysis with other Group sites. In 2008, 258 sites actively participated in this environmental self-evaluation. Once it has been adjusted, the tool will be available to all Group businesses from 2010 onwards.

In addition to this constant improvement to environmental management systems, the Group has made an ongoing effort to educate personnel about environmental issues.

6.6.2.2 Strengthening performancemeasurement and monitoring systems

In order to direct the execution of its environmental policy, control environmental risks and encourage the communication of its environmental performance to stakeholders, GDF SUEZ has developed a specific reporting system, compliant with the French NRE law (1) , based on work carried out by international bodies such as the Global Reporting Initiative (GRI) or the World Business Council for Sustainable Development (WBCSD). The information from this reporting is also released in the Group’s business and sustainable development report.

Environmental reporting is closely linked to reporting on operational performance and therefore serves as a management tool. This desire to include environmental elements as an integral part of management processes is led by the Group’s Executive Management. Environmental audits are carried out by auditors trained in the Business Units and by Corporate departments to ensure that environmental regulations are respected in the field and to measure major environmental risks.

A letter system for ethical compliance and environmental conformity ensures the involvement of operational management, who undertake to provide quality information which accords with benchmarks, and is controlled, verified and confirmed.

6.6.2.3 Daily environment management

The environmental policy of the GDF SUEZ Group intends to stimulate initiatives at the operational level that respond to the major challenges of sustainable development, such as climate change, the preservation of natural resources, and the control of environmental impacts.

6.6.2.3.1 Environmental Legislative and regulatory framework

Environmental at law is increasing rapidly, and the Group’s activities are so varied that any regulation aimed at reducing emissions into air, water or soil, or impacts on biodiversity and health, have a more or less direct influence on the Group’s management of installations.

For European installations, the Directives and their transpositions into national law are the reference texts, which can be put into four categories.

•

regulations imposing restrictions on performance by type of facility, such as the IPPC (2001/80/EC) directives (2);

•

regulations governing local or global impacts on affected areas, such as the directives for a community policy concerning water (2000/60/EC), ambient air quality (96/62/EC) and environmental responsibility (2004/35/EC);

•

directives establishing global objectives imposed on emitters such as the directive setting national emission ceilings (2001/81/EC), establishing the exchange system for greenhouse gas emission quotas (2003/87/EC), and those promoting cogeneration (2004/8/EC) and the use of renewable energies (2001/77/EC);

(1)

The French law on new economic regulations (NRE) fixes an obligation, for French companies listed on a regulated market, to submit an annual report concerning their management of social and environmental consequences resulting from their activity.

(2)

The IPPC (Integrated Pollution Prevention and Control) directive submits to authorization industrial and agricultural activities that have strong pollution potential. Such authorization may only be granted subject to the respect of defined environmental conditions in order for companies to take responsibility for preventing and reducing the pollution they are liable to cause.

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•

the various specific directives such as directive 2003/105/EC, (the Seveso directive), governing the storage of dangerous products, the wastes directive currently being negotiated, the underground waters directive, the bathing water directive, the European REACH directive(1) , requiring the registration of tens of thousands of chemical substances produced or imported in Europe, the E-PRTR regulation(2), which significantly enlarges the obligations for yearly reporting, etc.

Each of these directives is subject to periodic revisions, which are difficult to forecast precisely but which tend to push for more systematic enforcement of restrictions. In addition, their transposition into national and regional legislation is often extremely inconsistent, with each government including its own environmental objectives and socio-economic restrictions.

It is interesting to note that increasing the severity of restrictions encourages the use of outsourced services through companies such as GDF SUEZ, since such restrictions makes demands on the service providers that the bigger companies are better placed to meet.

Environmental Responsibility

Directive 2004/35/EC of the European Parliament and the Council dated April 21, 2004 on environmental responsibility with regard to the prevention and repair of environmental damage has now been transposed into the laws of member states. It defines additional rules of responsibility toward a new third party: the environment (limited to water, soil, species and natural habitats). Damage may be found (by the public authorities) even if there is no proven fault and even if the facility causing the damage is in compliance with its permits and licenses. According to this directive, the operator is the primary responsible party. The text stipulates non-retroactivity and will apply, therefore, only to damages caused after the date of transposition.

The GDF SUEZ sites closest to the zones identified as vulnerable in the text (Natura 2000 zones and “sensitive” rivers) are being mapped in order to draw up a list of the sites most likely to cause environmental damage. This vulnerability has two aspects: these sites may be potentially polluting (pollution by treatment and landfill facilities, by effluents from a purification station, sludge, industrial waste-land) or potentially the victims of pollution (pollution of the water resources used for drinking water, pollution of soil by a third party).

Once these sites have been identified, they are subject to visits, technical meetings and possibly action plans, in collaboration with local players and recognized experts (Natural History Museum in France). The action plans thus decided are rigorously followed by the correspondents of the Business Lines concerned.

6.6.2.3.2 Climate Change

The institutional framework governing carbon restrictions results from the United Nations framework agreement on climate change, the Kyoto Protocol and, in Europe, the directive governing the European Union Emissions Trading System (EU ETS).

In 2008, the Group’s greenhouse gas emissions (GHG), excluding third-party and vehicle fleet emissions, totaled 99.5 million tons eq. CO2.

Note that the scope chosen for the environmental reporting is specific (it concerns the facilities for which GDF SUEZ has technical operational control) and consequently differs from that adopted, for example, for the evaluation of the electricity production facilities.

Indicator names	GDF SUEZ 2008	Scope covered (% of relevant sales)
Total GHG emissions (excluding tertiary emissions and land vehicles) ■ ■	99,569,435 t CO2 equiv.	95.8
GHG emissions – vehicle fleet	3,033,223 t CO2 equiv.	93.7
GHG emissions by business unit – energy production	398.4 kg CO2/MWh equiv.	93.7
GHG emissions by business unit – gas exploration and production	5.1 kg CO2/MWh equiv.	93.7
GHG emissions by business unit – gas storage	1.2 kg equiv. CO2/MWh equiv.	93.7
GHG emissions by business unit – gas transport (excluding LNG)	1.2 kg equiv. CO2/MWh equiv.	93.7
GHG emissions by business unit – LNG terminals	1.6 kg equiv. CO2/MWh equiv.	93.7
GHG emissions by business unit – gas distribution	8.5 kg equiv. CO2/MWh equiv.	93.7
GHG emissions by business unit – incineration	339.1 kg equiv. CO2/t	93.7
■ Verified by Auditor with a “moderate” assurance opinion. ■ ■ Verified by Auditor with a “reasonable” assurance opinion.

(1)

The REACH regulation (Registration, Evaluation, Authorisation and Restriction of Chemical substances) establishes a unique integrated system for the registration, evaluation and authorisation of chemical substances in order to improve the protection of human health and the environment.

(2)

The E-PRTR (European Pollutant Release and Transfer Register) requires annual reporting of corresponding data.

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The impact of the provisions made to fight climate change is particularly important for the heat and electricity generating activities of GDF SUEZ within the EU.

Through its early initiatives (“learning by doing”), its unique combination of business activities (in environment, energy, natural gas trading and industrial services), the flexibility of its production capacity, an organizational structure that combines policy communications at Group level with actions taken at the decentralized operational level, and its efforts to contribute to the development of technologies allowing significant emission reductions over the long-term, GDF SUEZ has made excellent preparations for the future and is in a favorable position compared to its direct competitors.

The Group has the structures and knowledge necessary for managing CO2 risk. These strengths enable the GDF SUEZ entities to make the economic trade-offs based on the choice of fossil fuels and the use, purchase or sale of quotas. The Group’s significant trading business make it a major player on the emissions trading market.

The Group is continually reducing the specific CO2 emissions (calculated on a like-for-like basis) linked to its activities, in particular the transport of natural gas and the production of electricity and heat: the use of natural gas and gas-steam turbines (combined cycle GST) for power production, cogeneration for urban heating and industrial applications, and the growing use of biomass in traditional facilities.

In addition, GDF SUEZ is an active participant in the development and promotion of other renewable energy sources (wind, hydraulic, biomass, biogas, solar, geothermal energy, incineration of the biodegradable portion of waste) where economic conditions permit. In 2008 these accounted for over 10.5 GW of installed electricity equivalents or 16.5% of the Group’s total installed capacities.

The use of biomass is encouraged, most often in combined production with coal. The Group is also developing wind power as part of its drive for green energy.

As regards control of CO2 emissions from industrial facilities, and particularly power stations, GDF SUEZ is examining the promising field of CO2 capture, transport and geological storage. A Group program was set up within the DRI at the end of 2008, capitalizing on the numerous research and innovation businesses undertaken in this area in the various Business Lines and departments of the Group. The technology for the capture, transport and storage of CO2 emissions should ultimately enable the Group to underwrite its investments in new capacity powered by fossil fuels, in a context of increasing CO2 constraints, and to maintain the flexibility which today characterizes its electricity generating capacity. Eventually, once the institutional and legal framework is favorable and the economic and financial conditions for profitability are achieved, the Group should be able to build thermal power stations equipped with carbon capture and storage systems and provide solutions for the transport and storage of these emissions.

The Group is developing a portfolio of research and pilot projects so that it is in a position to evaluate the technical, economic and legal implications of this technology. The following projects illustrate the initiatives underway within the Group.

The Group is collaborating in several research projects:

•

DECARBit (‘Decarbonise it’). This project is being developed in the context of the 7th Framework Program for Research and Development (FP7). It started in 2008 and should be concluded by 2010. The structure of the research, technological development and demonstration (RDT) is based on five sub-projects including the integration and optimization of systems, advanced techniques for separating CO2 in pre-combustion and technologies for separating oxygen in pre-combustion.

•

CESAR, also developed within the framework of the FP7, runs from 2008 to 2010 and concerns the new activities and innovations in the areas of post-combustion capture, high-flow membranes and innovative solvents. The main objective is to reduce the cost of CO2 capture to €15/tCO2.

•

The Amélioration du CAptage du CO2 Industriel et Anthropique project (ACACIA, French acronym for “improving industrial anthropic CO2 capture”), co-financed by the Unique Inter-ministerial Fund and certified by the Axelera Chemistry and Environment Competition Zone, aims to reduce the costs of the procedure to capture CO2 using solvents and to develop new innovative physical and chemical procedures.

The Group directs or participates in pilot projects such as:

•

A pilot project to test post-combustion capture. This pilot project was developed in collaboration with Hitachi and E.ON. Components and containers are being pre-assembled, and permits are under-going the final review before submission. In a real situation, the pilot site should be able to process up to 5,000 Nm³/h of post-combustion gas, i.e. 1 t/h of CO2. This installation is mobile and will be used for four years on various sites belonging to the E.ON group and to our subsidiary Electrabel.

•

With its partners, CRIGEN is developing an innovative technology to capture the cryogenic CO2 using the cold energy in the LNG of gas terminals with a view to increasing the efficiency of the procedures, reducing costs and taking advantage of the synergies between LNG terminals and thermal power stations located nearby.

•

In 2008 the Group maintained its commitment to research into CO2 storage, following the cooperation agreement signed in 2007 with the Vattenfall group concerning an experimental project on the Altmark site, involving injecting CO2 and improving the recovery of natural gas. In addition, the group is continuing the experimental injection of CO2 started in 2004 on the K12-B field located on the Dutch continental shelf.

In the environmental sector, efforts are focused on optimizing collection circuits, the progressive replacement of the vehicle fleet and the use of less polluting alternative fuels, the collection and treatment of methane from landfill sites, and the retreatment of purification sludge. With regard to the treatment of non-hazardous waste, the policy consists of improving recycling, producing high quality compost and green energy from incineration plants and technical landfill centers.

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Project mechanisms

GDF SUEZ remains alert to opportunities which may arise in the context of Clean Development Mechanism (CDM) and Joint Implementation (JI) projects when the anticipated revenues cover the additional costs of GHG reduction. Several experiments are underway in the energy and environmental sectors alike.

Trading emission rights

Our experience in this field increases the Group’s ability to react promptly and efficiently to future developments in the market for CO2 emission rights. In all situations where significant investments are required, the analysis of the risk factors and economic impact still present numerous uncertainties. These uncertainties include fluctuations in fuel prices (particularly with the introduction of CO2 restrictions), the possibility of being able to take advantage of incentive mechanisms intended to promote renewable sources, administrative delays required to obtain operating licenses for new facilities, and the market prices adopted by the European system of emission quotas. Our experience in these areas is an important success factor.

6.6.2.3.3 Renewable Energies

GDF SUEZ continues to make progress in gaining access to renewable energy sources. In Europe, the Group is progressively contributing to the objective established by the EU of supplying 20% of total energy consumption in renewable energies by 2020.

Indicator names	GDF SUEZ 2008	Scope covered (% of relevant revenues)
Renewable – Net Installed Power (electric and thermal) ■	10,544 MWeq	97.2
Share of renewable resources in installed capacities	16.5%	94.7
Renewable – Electricity and heat produced ■	45,746 GWheq	97.9
Energy produced – share of large hydro	86.0%
Energy produced – share of small hydro	1.6%
Energy produced – share of wind power	2.8%
Energy produced – share of geothermal	0.1%
Energy produced – share of solar	0.0%
Energy produced – share of biomass (excluding thermal)	4.6%
Energy produced – share of biogas	2.2%
Energy produced – share of incineration of the biodegradable part of waste	2.6%
■ Reviewed by Auditors with a “moderate” assurance opinion. ■ ■ Reviewed by Auditors with a “reasonable” assurance opinion..

These capacities correspond to the scope of environmental reporting scope.

The Group has a particularly diversified portfolio of renewable energies, and is present on all energy sectors both in Europe and world-wide.

The Group continues to pursue its development policy in this respect. The proportion of its capacity represented by hydraulic power production remains central.

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6.6.2.3.4 Energy Efficiency

The consumption of primary energy and electricity are managed with utmost regard for energy efficiency.

Indicator names	GDF SUEZ 2008	Scope covered (% of relevant revenues)
Consumption of primary energy – Total ■ ■	382,088 GWh	96.3
Share of coal/lignite	22.8%
Share of natural gas	68.2%
Share of fuel oil (heavy and light)	2.9%
Share of alternative fuels	2.1%
Share of biomass	3.7%
Share of waste	0.1%
Share of other fuels	0.2%
Electricity consumption – Total ■ ■	6,081 GWh	88.2
Energy efficiency of fossil fuel power stations (including biomass) ■ ■	42.8%	96.3
■ Reviewed by Auditors with a “moderate” assurance opinion. ■ ■ Reviewed by Auditors with a “reasonable” assurance opinion..

Specialized companies of the Energy Services Business Line are strengthening their positions as providers of energy and environmental efficiency. They optimize their facilities and those of their customers in order to reduce consumption without, however, affecting the effectiveness or quality of the supply and while taking care to ensure the efficiency of the energy systems. This policy also holds for every step in the service, from the initial diagnostics to implementation, in the selection of equipment and the energy source. In addition, these specialized companies assure see to it that the yield of the energy systems does not decline over time. As operator of the facilities entrusted to them, they react to every anomaly and mobilize their expertise. They make a long-term commitment through result-oriented contracts, thereby guaranteeing the continuity of the environmental performance.

The Group has numerous natural gas combined cycle power stations and co-generation units using the best performing production technologies, with yields in the order of 55% and 85% respectively.

6.6.2.3.5 Nuclear Energy

Output from the Group’s nuclear sites, compared with the best fossil fuel technologies, prevents the emission of at least 20 million tons of carbon dioxide every year; thus, it makes a very substantial contribution to the effort to reduce greenhouse gas emissions. A steady reduction in the volumes of low and medium radioactive waste was also achieved. In effect, in relation to the kWh produced, the volume of those wastes in 2008 represented slightly less than half the volume in 1997. The downstream segment of the nuclear fuel cycle represents all the operations related to this fuel after it is used in a nuclear reactor. The costs related to this part of the cycle are, and will be, covered by provisions. These provisions, which totaled €3.399 billion at the end of 2008, are governed by the Belgian law of April 11, 2003.

The costs of dismantling nuclear plants after their closure have also been provisioned under the law of April 11, 2003. The provisions established at end 2008 stand at €1.829 billion.

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Indicator names	2008 data	Scope covered (% of relevant revenues)
Radioactive gas emissions
• rare gases	28.82 TBq	100%
• iodines	0.0874 GBq	100%
• aerosols	0.0120 GBq	100%
Radioactive nuclear waste (weak and average activity)	282.2 m3	100%
Radioactive liquid wastes:
• Beta and Gamma emitters	26.50 GBq	100%
• tritium	77.34 TBq	100%

6.6.2.3.6 Managing and protecting natural resources

The increasing scarcity or degradation of resources in certain countries where the Group operates has led GDF SUEZ to sensitize its operations to the need for an integrated management of natural resources, in particular the dependence on fossil energies, economies in raw materials through substitution of recycled wastes, the preservation of the quality of water reserves through the purification of waste water and finally the restoration of water intended for consumption.

This is an approach that integrates all the issues related to water and sanitation services (preservation of the resource, agriculture, land management) and the resolution of potential conflicts through negotiations with all stakeholders.

Procedures to monitor the quality of drinking water that is produced and distributed, as well as the discharge from purification stations, are carried out at the local level through self-inspections that are reported to the head office; the head office then measures the performance data. In the area of waste-water purification, the Environnement Business Line, in partnership with the communities for which it operates, ensures compliance with and, if possible, anticipates the standards for waste water discharges and the use of sludge.

The indicators reported concern the consumption of water related to the industrial process.

Indicator names	2008 data	Scope covered (% of relevant revenues)
Consumption of water for industrial use ■	87.70 Mm3	97.7%
• Consumption of surface water	60.17 Mm3
• Consumption of water table water	7.93 Mm3
• Consumption of public network water	19.60 Mm3
Water consumption for cooling ■	151.73 Mm3	99.5%
• Consumption of evaporated surface water	138.90 Mm3
• Consumption of water table water	7.32 Mm3
• Consumption of public network water	5.50 Mm3
Loss of water/km of network ■	11.6 m3/km/day	99.7%
• quantity of leachates collected in the storage centers	3.9 Mm3	100%
• quantity of leachates processed (externally or internally) ■	3.9 Mm3	100%
• pollution load treated in sanitation networks (DBO5 eliminated) ■	483.2 kt/year	100%
■ Reviewed by Auditors with a “moderate” assurance opinion. ■ ■ Reviewed by Auditors with a “reasonable” assurance opinion.

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Preservation of natural resources is also achieved by encouraging the evaluation and recycling of wastes. The percentage of waste recovered in the form of matter or energy represents 42% of the total waste treated in the waste treatment sector. The Group believes that the recovery of treated sewage sludge (47.9% in 2008) for use as agricultural fertilizer is also a promising market.

SUEZ Environnement is also developing its high-temperature incineration operations for hazardous wastes in specialized furnaces or recovers such wastes as replacement fuels with its cement plant partners. Another way to recycle hazardous wastes is the regeneration of used oils and solvents. SUEZ Environnement is also substantially expanding its businesses in soil reclamation and cleanup, either through operations performed on contaminated sites or by extracting materials for treatment in its network of specialized facilities.

Indicator names	2008 data	Scope covered (% of relevant revenues)
Total quantity of waste & non-hazardous by-products discharged (including sludge) ■	6,856,348 t	94.7%
• Fly ash, Refioms	3,212,722 t
• Ash, bottom ash	2,348,431 t
• Desulphurization by-products	195,546 t
• Sludge from purification and drinkable water stations	638,785 t	95.3%
Total quantity of waste & non-hazardous by-products recovered (including sludge) ■	4,695,299 t	94.1%
Total quantity of waste & non-hazardous by-products discharged (excluding radioactive waste) ■	249,045 t	89.7%
Total quantity of waste & non-hazardous by-products recovered (excluding radioactive waste) ■	14,042 t	92.3%
■ Reviewed by Auditors with a “moderate” assurance opinion. ■ ■ Reviewed by Auditors with a “reasonable” assurance opinion.

The businesses of the GDF SUEZ Group are implicitly tied to the resources provided by the natural environment and may, therefore, be negatively affected by environmental deterioration. The preservation of energy resources is also a strategic consideration for energy producers. The management of natural resources implies, above all, the continual improvement of energy efficiency and the increased use of renewable energy sources.

6.6.2.3.7 Reducing and controlling pollutants

Indicator names	2008 data	Scope covered (% of relevant revenues)
NOx emissions ■	105,860 t	94.3%
SO2 emissions ■	202,203 t	95.2%
Particle emissions ■	9,549 t	97.6%
■ Reviewed by Auditors with a “moderate” assurance opinion. ■ ■ Reviewed by Auditors with a “reasonable” assurance opinion.

GDF SUEZ uses a broad variety of techniques to continue to cut its emissions: reduction at source using a tailored energy package; water injection to reduce particles, urea injection to control nitrogen oxides, optimization of combustion and smoke treatment.

Pathogens

Certain parts of cooling systems for energy production installations use river water. At certain times of the year, pathogenic organisms can develop in the cooling system, encouraged by an appropriate temperature. In order to avoid or at least limit this phenomenon, analyses, studies and means of control have been implemented over recent years.

Regarding the risk of Legionnaire’s disease, the Energy Services Business Line offers its customers an optimized operating approach adapted to each facility, which can be easily integrated with pre-existing services. In contrast to partial and occasional measures, this is a long-term global approach.

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6.6.2.3.8 Management of biodiversity

Biodiversity is the term for the biological wealth represented by all living organisms and their relationships with their environments. The diversity of biological species underlies our rich reserve of natural resources and “free” services. The protection of this diversity is vital. Deterioration of biodiversity is now a concern and may result in a decline in the natural resources vital to the group’s businesses.

The GDF SUEZ Group bases its policy on the actions proposed under the Convention on Biological Diversity adopted in Rio de Janeiro in 1992.

In 2008, the Group participated in local environmental actions in France concerning controlled landfill sites, and in South America, protecting Amazonian forests during the construction of new dams. GDF SUEZ was also active in national and international initiatives on the economic evaluation of eco-system services and the recording of indicators and off-setting methods. Two new biodiversity indicators were introduced in the fiscal year. Finally, internal training was carried out, in collaboration with UICN, to raise awareness among GDF SUEZ employees about the importance of preserving natural resources.

6.6.2.4 Active prevention of environmental risks

In support of the central audit program for managing of environmental issues, the Business Lines and units are encouraged to implement their own system of environmental audits in order to accelerate coverage of their sites. Specific internal procedures are being implemented at most of the sites in order to define responsibilities for environmental management and monitor the effectiveness of environmental audits measuring the levels of environmental compliance of facilities.

In the waste services businesses, each waste treatment site has undergone at least one environmental audit every 3 years. These audits identify any failures to comply with current regulations, detect specific risks, and implement correction plans.

In the water sector, each subsidiary is responsible for its own system for managing its environmental risks. A centralized control process, similar to the one established for waste, has been in operation for the past 3 years. Finally, risk-prevention plans are included or precede the implementation of an environmental management system.

There were 53 complaints and 11 fines relating to environmental damage, totaling €489,000 in compensation. These figures are low given the size of the Group, the industrial nature of its businesses, and its direct expenditures for the environment. In 2008, environmental expenditure (current operational investment and spending linked to the preservation of the environment) amounted to €4,472 million.

Indicator names	2008 data	Scope covered (% of relevant revenues)
Environment-related claims	53	96.06%
Environment-related fines	11	98.30%
Amount of compensation	€489,000	99.5%
Environmental expenditures:	€4,472 million	100%

The management of industrial and environmental risks has two components: risk prevention and crisis management.

Indicator names	2008 data	Scope covered (% of relevant revenues)
Environmental analyses	65.2% relevant revenues	100%
Plan for prevention of environmental risks	75.9% relevant revenues	100%
Plan for management of environmental crises	79.8% relevant revenues	100%

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6.6.2.4.1 Crisis management for operating continuity

The business units have established crisis management plans that involve two levels of response: an emergency standby system to ensure immediate mobilization of the crisis management resources, and a proper crisis mechanism that effectively manages crises over a period of time. This plan provides for the organization of a crisis unit that is capable of taking into consideration internal or external impacts, whether they are technical, social, health, economic, or image-related. For this purpose, emphasis is placed on increasing the awareness and training of crisis management teams, particularly through simulations, and on developing a culture of exchange among local teams and their outside contacts.

6.6.2.4.2 Environmental risk management policy – Law of July 30, 2003 governing the prevention of technological risk

Risk management is an essential component of the Group’s environmental policy. The environmental risks related to the most dangerous sites are covered by strict and specific national and international regulations and are subject to regular inspections by public authorities and the Group’s experts.

Within the boundaries of the European Union, the Group manages 12 “high threshold” Seveso classified sites in France, Germany, Hungary, Spain, Belgium and the Netherlands.

6.6.2.4.3 Former industrial sites

GDF SUEZ pays particular attention to former industrial sites which are likely to present an environmental risk.

As such, GDF SUEZ, from the beginning of the 1990, has been involved with the Ministry of the Environment in a voluntary, ordered and coordinated treatment action at former gas plants, beyond the strict application of legislative and regulatory obligations. There has thus been an exhaustive inventory of these sites and they have been ranked according to their environmental sensitivity. The commitment of GDF SUEZ led to the signing on April 25, 1996, of an agreement for control and monitoring of the restoration of former gas plant sites in conjunction with the Ministry of the Environment for a period of ten years. The commitments of the agreement were implemented by all of the 467 sites and a summary was created in conjunction with the Ministry of the Environment.

In Germany, the Group continued its program of restoring sites polluted by its former activities (gas plants and exploration and production sites). This work is conducted in close cooperation with regional authorities.

The obligations for future dismantling of exploration-production facilities are governed by the laws of different countries in which GDF SUEZ operates.

6.6.2.5 Methodological elements in 2008 environmental reporting

In order to ensure the transparency and reliability of the data it publishes, GDF SUEZ has initiated the progressive review by its Auditors of the quality of certain indicators related to the environmental and corporate data published. This is a well established procedure, implemented by both the SUEZ Group and Gaz de France, in accordance with the Global Reporting Initiative guidelines.

The SUEZ Group carried out the first stage on the data for the 2001 fiscal year, which consisted of a review of the reporting procedures for performance indicators. From 2003, the auditors issued an opinion on the reporting procedures for environmental data and on the quality of certain indicators. The scope and the quantity of indicators checked was extended every year and the comments of the auditors taken into account for the following period.

Gaz de France started to report on its sustainable development activities in 1999 with its first environmental report. Since 2001, Gaz de France has published a sustainable development report including environmental indicators checked by its auditors.

GDF SUEZ’s 2008 environmental reporting can be seen as the culmination of the work on the harmonization of standards, i.e. procedures, methods and definitions.

Special attention has also been paid to the introduction of a common reporting tool enabling the structured communication of data. This tool, called CERIS, is an IT solution for environmental reporting, which enables the management of the network of environment correspondents and coordinators, the management and documentation of the environmental reporting scope, the input, control and consolidation of indicators, the production of reports and finally the supply or publication of the documentation necessary for the collection of data and the control of information feedback.

CERIS now covers all the Business Lines and is today deployed directly inside most Business Lines and subsidiaries.

The procedures for defining the scope of environmental reporting are such as to cover the performance and impact as a whole for the facilities in which the Group holds technical operational control. The legal entities included in the reporting scope were those whose operations were relevant in terms of environmental impact (excluding, therefore, energy trading and financial and engineering activities), and that were either fully or proportionately consolidated (based on the financial consolidation rules). Those entities report the performance and impact of the facilities in which they hold technical operational control, including facilities operated on behalf of third parties.

This rule was made in order to best respect the Global Reporting Initiative (GRI) guidelines. It involves a structure of stakeholders or partners (from the business world, audit companies, human rights, environment and labor organizations, and government representatives) which creates a common working framework for the publication of sustainable development data.

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In addition, 100% of the impacts reported are consolidated when the entities are fully consolidated. For the entities proportionally consolidated, the environmental impacts are consolidated in proportion with the level of financial consolidation in the Group if it has 100% of technical operational control or if it is shared with other shareholders. The only exception concerns management indicators which are published unadjusted since they are based on already weighted relevant revenues (cf. below).

In addition, on the basis of consolidated revenues, relevant revenues (after excluding the revenues generated by the businesses that are not considered relevant in terms of environmental impact) are defined and identified for each legal entity. The coverage of these relevant revenue figures by each of the environmental management indicators is carried over.

The set of procedures for reporting environmental data consists of a generic procedure based on standard guidelines to be used at the appropriate levels of the reporting process. The implementation of the procedures throughout the Group relies on a network of duly authorized environmental agents and coordinators. These procedures and work guidelines at the Group and Business Line level detail the collection, control, consolidation, validation and transmission of environmental data at the various levels of the organization as well as the rules defining scope and consolidation. They include technical documents that provide methodological guidelines for calculating certain indicators. The list of the entities included in the scope of environmental reporting is attached to the procedures and guidelines.

The definitions of indicators used to measure environmental performance in the Group’s businesses have been revised on the basis of the Auditors’ comments. They have also benefited from comments by operational managers represented in a dedicated work Group. The entire documentation is available on request from the Group.

The following should be noted about the data published in this report and in the Activity and Sustainable Development Report:

1.

The 2007 data presented is a synthesis of data published by Gaz de France and SUEZ when this data was available. For Gaz de France, the scope was extended to proportionally consolidated entities in order to respect the rules of the scope of the new Group. In addition, while last year some of the data was partly or entirely audited, the synthesized data was not submitted to auditors for the 2008 publications. This historical data is therefore provided for information only.

2.

Responsible for the waste generated by its activities, the GDF SUEZ Group maintains indicators on the recovery of its waste. However, concepts of waste and recovery vary between countries and local regulations.

3.

The reliability of the scope of the environmental reporting is one of GDF SUEZ’s priorities which is evolving in an international context of the sale and acquisition of businesses. This scope is determined on June 30 of the fiscal year. Where a sale takes place after this date, the company is expected to complete the environmental questionnaire with the data available on the last day of the month preceding the sale. Acquisitions made after June 30 are not taken into consideration unless the CEO of the appropriate Business Line has made an exceptional request and on condition that the data is available.

4.

Conscious of what is at stake in water management, GDF SUEZ is also pursuing its efforts in the global control of water consumption, for all uses and types of site combined. Particular attention has been paid to the risks of double counting and the possible confusion between industrial water use and cooling water.

5.

Data linked to the gas tanker business, including impacts and consumption, has been assimilated to the data of an operating site, and is therefore reported as such. For 2008, only the vessels in which the GDF SUEZ Group had a majority share or those operated by a subsidiary in which GDF SUEZ had a majority share have been chosen. The following fall into that category: SUEZ Matthew, Tellier, Gaz de France energY, Provalys and Gaselys

6.

The environmental indicators of the Cartagena site are not reported due to the particular structure of the contract: the Group has production capacity, but does not bear the industrial operating risks.

7.

For consistency, the factor for conversion of thermal energy produced (GWhTh) into electrical energy (GWhe) is set at 0.44.

8.

It should be noted that only leachates from class 2 Storage Centers are reported.

9.

Significant environmental impact resulting from the provision of material services by subcontractors at one of the Group’s installations are included in Group impacts unless a specific contractual clause allows that the subcontractor be held responsible for his impact on the site during the provision of services. Data provided by subcontractors is not systematically subject to internal verification before being added to Group data and is the responsibility of the subcontractors.

10.

Legal rules and requirements concerning the environment differ from one country to another and certain data may thus sometimes be more difficult to obtain (e.g. water consumption in the United Kingdom).

The correspondence of the Group’s environmental performance indicators with the New Economic Regulations and the Global Reporting Initiative is documented in the summary table of environmental performance published in the Annual Activity and Sustainable Development Report.

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6.6.3 COMMITMENTS TO SOCIETY

The GDF SUEZ Group aims to fulfill its responsibility to society in all the countries where it works. This commitment is even more important given today’s economic and financial crisis.

The Group strives to include a societal aspect in its tender bids as well as long-term support for society to give its business a solid foothold and ensure that it is accepted by the different communities involved.

This approach currently calls for significant societal engineering resources, both centrally (in the Strategy and Sustainable Development Division in particular) and within each of the Group’s operating entities.

The Group’s commitment to society covers several different aspects:

•

providing easier community access to Group products and services and supporting regional economic development

•

providing aid to disadvantaged customers

•

supporting non-profit and general interest organizations

6.6.3.1 Group business sectors’ support for society

As an international industrial group, GDF SUEZ is an active player in local socio-economic development. Through its involvement in long-term activities that provide essential services such as energy, water, and waste management, GDF SUEZ is a major player in local sustainable development. Its added value lies in a variety of major areas of development, including:

•

installation of new infrastructures (natural gas, water, etc.);

•

improvement of living conditions through access to services;

•

solidarity, in farm of the disadvantaged;

•

preservation of the environment;

•

job creation;

•

impact on local economies (support for local small businesses);

•

access to energy and water for disadvantaged populations.

As part of its projects, the Group is developing a variety of societal actions, many of which serve to demonstrate the Group’s social innovation; for example:

•

in Macao, SUEZ Environment Company introduced water rates that were adjusted for disadvantaged families.

•

in Morocco, the LYDEC group’s subsidiary provides electricity to the shanty towns of Casablanca through an original micro-credit system.

•

in Brazil, the Group initiated social and environmental programs (rehousing assistance, infrastructure creation, etc.) alongside construction of the Sao Salvador and Estreito dams.

6.6.3.2 Actions for disadvantaged customers

Solidarity is a key part of the Group’s history and its culture. Wherever Group entities have domestic customers, they pay very careful attention to disadvantaged individuals.

The Group’s solidarity policy is based on:

•

introduction of complementary plans on top of the legal provisions in favor of the disadvantaged;

•

the principles established in the document «GDF SUEZ Group Ethics».

As an illustration, the Group’s entities that operate in France and its territories help finance Housing Solidarity Funds and offer a Special Solidarity Rate. In addition, GDF SUEZ is active in supporting residents of Sensitive Urban Areas. Through these efforts, it helps actively fund and supervise a network of 200 partner reception and information outlets for disadvantaged customers. The Group has also introduced an operation (ISIGAZ) that aims to give families living in poorer neighborhoods information on the safety of their homes’ facilities and educate them about the importance of saving energy. In just two years, 100,000 tenants benefited from this operation, a joint effort with more than 40 local social work organizations.

In Belgium, Electrabel applies the system set up by the public authorities to help disadvantaged customers. This Group subsidiary is also developing a specific support policy.

The Hungarian subsidiary Egaz-Degaz, in cooperation with the public authorities, has introduced rules for compensation in its billing system to benefit disadvantaged customers. In Romania, the Group subsidiary Distrigaz Sud has made a commitment to provide the disadvantaged with continuous natural gas supply during the winter months.

6.6.3.3 Societal partnerships

The Group is working on an active partnership policy with recognized players in the area of solidarity to the disadvantaged.

In an example of this, the Group has received support for its work with the disadvantaged from EMMAUS France (three-year agreement from 2007 to 2009).

In addition, the GDF SUEZ Group provides support for the NGOs (non-governmental organizations) set up by group employees (Codegaz, Aquassistance, Energy Assistance). These NGOs have founded around 100 projects in Africa (Egypt, Algeria, Burkina Faso, Madagascar) and in Asia (India and Vietnam), primarily in the areas of access to water and energy.

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6.6.4 COMPANY INFORMATION

The following data for 2006 and 2007 is proforma (merger took place in 2008).

	GRI	France Energy Business Line			Energy Europe & International Business Line
		2006	2007	2008	2006	2007	2008
Workforce by geographic zone ■ ■	LA1	7,023	10,012	10,104	25,392	26,086	23,919
France	LA1	7,023	9,978	10,081	131	141	133
Belgium	LA1				8,661	9,226	7,561
Other European Union	LA1		34	23	12,468	12,432	11,271
Other European countries	LA1					0	0
Total Europe	LA1	7,023	10,012	10,104	21,260	21,799	18,965
North America	LA1				1,600	1,678	2,009
South America	LA1				1,631	1,829	2,076
Asia – Middle-East – Oceania	LA1				901	780	869
Africa	LA1				0	0	0
% of reporting		100%	100%		100%	100%	100%
Distribution of Employees by Socio-Professional Category	LA1
Managers ■	LA1	85	1,482	1,137	3,402	3,890	5,693
Non-managers ■	LA1	182	4,120	5,328	12,008	12,594	18,201
% of reporting		3.80%	55.95%	63.98%	60.70%	63.19%	99.90%
Proportion of women in Group
Proportion of women in workforce ■ ■	LA13	28.61%	34.00%	33.00%	27.22%	27.20%	27.50%
% of reporting		100%	100%	100%	100%	100%	100%
Proportion of women in management	LA13	14.12%	22.16%	23.20%	18.11%	18.77%	20%
% of reporting		3.80%	16.90%	18.10%	60.70%	62.80%	66.10%
Distribution of employees by type of contract	LA1
Open-ended contract	LA1	99.63%	97.10%	98.60%	92.83%	93.10%	94.10%
Other	LA1	0.37%	2.90%	1.40%	7.17%	6.90%	5.90%
% of reporting		3.80%	16.95%	54.20%	60.20%	62.79%	66.50%
AGE PYRAMID. BASED ON EMPLOYEES WITH OPEN-ENDED CONTRACTS	LA1
less than 25 years old	LA1	4.14%	5.53%	5.30%	5.42%	5.53%	5.40%
25-29	LA1	10.53%	12.57%	11.30%	11.90%	13.57%	15.10%
30-34	LA1	15.41%	15.54%	16.70%	13.07%	12.68%	13.90%
35-39	LA1	14.66%	15.48%	16.90%	13.75%	13.81%	13.80%
40-44	LA1	16.92%	12.81%	12.70%	15.43%	14.71%	14.20%
45-49	LA1	18.80%	15.73%	14.70%	15.70%	15.12%	14.40%
50-54	LA1	14.66%	17.50%	16.10%	14.60%	13.93%	12.90%
55-59	LA1	3.38%	4.25%	5.80%	9.06%	9.31%	8.50%
60-64	LA1	1.13%	0.43%	0.40%	0.96%	1.21%	1.60%
65 and over	LA1	0.38%	0.12%	0.10%	0.11%	0.12%	0.20%
% of reporting		3.80%	16.95%	64.40%	60.22%	62.80%	38.70%

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	GRI	France Energy Business Line			Energy Europe & International Business Line
		2006	2007	2008	2006	2007	2008
STAFF AND EMPLOYMENT MOVEMENTS
Turnover	LA2	2.30%	0.70%	0.90%	6.85%	6.10%	5.60%
% of reporting		3.74%	16.90%	18.30%	57%	58.80%	60.20%
Voluntary turnover ■	LA2	1.50%	2.49%	2.40%	5.47%	3.67%	3.40%
% of reporting		3.74%	100%	97.80%	57%	96.77%	94.40%
Entrance rate	LA2	12.10%	10.34%	10.30%	9.89%	12.65%	14.10%
% of reporting		100%	100%	97.80%	98.78%	96.77%	94.40%
Open-ended contract entrance rate	LA2	54.84%	67.30%	61.60%	61.81%	67.70%	75%
% of reporting		3.74%	16.90%	18.30%	57%	58.80%	60.20%
% of disabled persons/avg. workforce				1.31%			0.25%
% of reporting
Professional development
% of trained workforce ■ ■	LA10	58.06%	66.45%	75.90%	52.74%	68.62%	79%
% of reporting		100%	99.66%	97.80%	99.62%	99.96%	70.30%
% of trained women	LA10	33.85%	36.95%	31.30%	23.46%	26.08%	28.10%
% of reporting		100%	99.66%	94.40%	99.78%	99.91%	71%
Proportion of managers and non-managers in trained workforce:	LA10
Managers	LA10	79.31%	30.46%	32.90%	20.94%	20.84%	25.50%
Non-managers	LA10	20.69%	69.54%	67.10%	79.06%	79.16%	74.50%
% of reporting		0.60%	16.88%	18.30%	57.61%	62.00%	62.40%
Training costs per person (€)		1 008	896	934	1180	1 177	1 626
% of reporting		3.74%	16.88%	18.30%	57.61%	61.97%	65.70%
Number of training hours per trained person	LA10	41	42	32	51	48	68
% of reporting		3.74%	99.66%	97.80%	57.61%	99.91%	70.30%
Number of training hours per trained woman		24	39	31	47	43	68
% of reporting		3.74%	99.66%	94.70%	57.61%	99.91%	71%
Training costs per hour of training		24	22	23	23	22	23
% of reporting		3.74%	16.88%	18.30%	57.61%	61.97%	64%
Hours of training by subject
Job techniques		35.51%	44.00%	40.00%	42.55%	42.20%	40.80%
Quality. Environment. Safety		51.47%	30.70%	30.70%	16.54%	19.80%	18.70%
Languages		2.01%	2.70%	4.10%	7.50%	10.20%	16.20%
Other		11.02%	22.60%	25.20%	33.42%	27.80%	24.30%
% of reporting		3.74%	16.88%	18.30%	57.61%	61.97%	64%
Work conditions	LA7
Days of absence per person			15	11		10	14.4
% of reporting			99.40%	97.80%		99.90%	73.60%
Overtime	LA7			1.51%			4.15%
% of reporting				18.30%			65.40%
Occupational safety

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	GRI	France Energy Business Line			Energy Europe & International Business Line
		2006	2007	2008	2006	2007	2008
Number of accidental deaths (employees)* ■				0			2
* Note. in 2008: 1 accidental death at headquarters
Frequency rate ■				14.85			2.17
Severity rate				0.33			0.06
% de restitution				100%			100%
■ Moderate assurance. ■ ■ Reasonable assurance.

	GRI	Global Gas & LNG Business Line			Infrastructures Business Line
		2006	2007	2008	2006	2007	2008
Workforce by geographic zone ■ ■	LA1	1 739	1 749	1 909	20 639	18 455	17 395
France	LA1	694	673	699	19 657	17 439	17343
Belgium	LA1			18	917	953	0
Other European Union	LA1	992	990	1058	65	63	52
Other countries Europe	LA1	30	61	101		0	0
Total Europe	LA1	1 716	1 724	1 876	20 639	18 455	17 395
North America	LA1		0	0		0	0
South America	LA1	4	4	4		0	0
Asia – Middle-East – Oceania	LA1					0	0
Africa	LA1	19	21	29		0	0
% of reporting		100%	100%	100%	100%	100%	100%
Distribution of Employees by Socio-Professional Category	LA1
Managers ■	LA1	17	514	807	258	3 614	3 146
Non-managers ■	LA1	11	134	372	700	14 040	14 207
% of reporting		1.60%	37.05%	61.76%	4.60%	95.66%	99.76%
Proportion of women in Group
Proportion of women in workforce ■ ■	LA13	27.08%	28.80%	28.70%	23.31%	19.30%	20.10%
% of reporting		100%	100%	100%	100%	100%	100%
Proportion of women in management	LA13	29.41%	37.50%	35.00%	12.40%	12.83%	-
% of reporting		1.60%	2.50%	2.60%	4.60%	5.40%	0%
Distribution of employees by type of contract	LA1
Open-ended contract	LA1	100%	100%	100%	96.87%	97.00%	100%
Other	LA1	0%	0%	0%	3.13%	3%	0%
% of reporting		1.60%	2.46%	37.40%	4.60%	5.41%	95.80%
Age pyramid. based on employees with open-ended contracts	LA1
less than 25 years old	LA1	0%	0%	2.30%	3.88%	3.93%	4.70%
25-29	LA1	17.86%	9.30%	15.60%	12.82%	12.91%	8.60%
30-34	LA1	25%	27.91%	22.90%	13.58%	13.43%	10.40%
35-39	LA1	14.29%	18.60%	18.50%	19.72%	19.73%	12.20%
40-44	LA1	25%	16.28%	12.60%	15.09%	14.77%	12.70%

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	GRI	Global Gas & LNG Business Line			Infrastructures Business Line
		2006	2007	2008	2006	2007	2008
45-49	LA1	14.29%	23.26%	11.30%	11.75%	12.71%	21%
50-54	LA1	0%	2.33%	9.80%	13.90%	12.09%	24.70%
55-59	LA1	3.57%	2.33%	6.30%	8.51%	9.92%	5.60%
60-64	LA1	0%	0%	0.40%	0.75%	0.52%	0.10%
65 and over	LA1	0%	0%	0%	0%	0%	0%
% of reporting		1.61%	2.50%	36.20%	4.64%	5.41%	95.80%
Staff and employment movements
Turnover	LA2	29.25%	5.60%	2.20%	2.74%	3.20%	-
% of reporting		1.72%	2.20%	2.60%	4.73%	5.70%	0%
Voluntary turnover ■	LA2	25.59%	3.28%	1.40%	2.53%	0.37%	0.10%
% of reporting		1.72%	100%	100%	4.73%	100%	100%
Entrance rate	LA2	8.66%	11.34%	13.70%	3.59%	3.72%	5.40%
% of reporting		100%	100%	100%	100%	100%	100%
Open-ended contract entrance rate	LA2	100%	100%	0%	58.82%	55.70%	-
% of reporting		1.72%	2.20%	2.60%	4.73%	5.70%	0%
% of disabled persons/avg. workforce				0%			0%
% of reporting
Professional development
% of workforce trained ■ ■	LA10	66.71%	72.15%	60.60%	85.05%	71.03%	54.60%
% of reporting		98.27%	100%	100%	99.66%	99.42%	100%
% of women trained	LA10	29.07%	28.17%	34.60%	16.69%	16.28%	16.60%
% of reporting		98.27%	97.58%	92.10%	99.66%	99.43%	95.30%
Proportion of managers and non-managers in trained workforce:	LA10
Managers	LA10	57.14%	81.48%	70%	34.07%	28.40%
Non-managers	LA10	42.86%	18.52%	30%	65.93%	71.60%
% of reporting		1.69%	2.26%	2.60%	4.72%	5.68%	0%
Training costs per person (€)		2 578	2 851	2 243	1 359	1 471
% of reporting		1.69%	2.21%	2.60%	4.72%	5.68%	0%
Number of training hours per trained person	LA10	51	186	38	42	42	37
% of reporting		1.69%	97.58%	100%	4.72%	99.43%	100%
Number of training hours per trained woman		28	36	36	0	36	29
% of reporting		1.69%	97.58%	92.10%	4.72%	99.43%	95.30%
Training costs per hour of training (€)		51	75	54	32	33
% of reporting		1.69%	2.21%	2.60%	4.72%	5.68%	0%
Hours of training by subject
Job techniques		59.12%	47.60%	26.80%	45.49%	51.50%
Quality. Environment. Safety		3.57%	6.50%	1.20%	32.78%	27.20%
Languages		35.06%	23.20%	69.40%	5.11%	5.10%
Other		2.26%	22.70%	2.60%	16.63%	16.20%

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	GRI	Global Gas & LNG Business Line			Infrastructures Business Line
		2006	2007	2008	2006	2007	2008
% of reporting		1.72%	2.21%	2.60%	4.73%	5.68%	0%
Work conditions	LA7
Days of absence per person			11	15.5		19	9.8
% of reporting			100%	85.50%		99.80%	99.39%
Overtime	LA7			0%			-
% of reporting				2.60%			0%
Occupational safety
Number of accidental deaths (employees)* ■				0			1
* Note. in 2008: 1 accidental death at headquarters
Frequency rate ■				0			5.01
Severity rate				0			0.28
% de restitution
■ Moderate assurance. ■ ■ Reasonable assurance.

	GRI	Energy Services Business Line			SUEZ Environment Company
		2006	2007	2008	2006	2007	2008
Workforce by geographic zone ■ ■	LA1	74 324	75 166	77 883	57 446	61 915	65 382
France	LA1	38 864	39 166	40483	29 318	31 289	32835
Belgium	LA1	9 991	9 949	10263	1 998	2 113	2219
Other European Union	LA1	19 641	20 573	21548	17 469	19 075	19877
Other countries Europe	LA1	3 732	3 054	2939	73	78	80
Total Europe	LA1	72 228	72 742	75 233	48 858	52 555	55 011
North America	LA1	8	10	11	2 553	2 704	3250
South America	LA1	344	448	719	272	231	222
Asia – Middle-East – Oceania	LA1	1 744	1 966	1920	2 498	3 060	3381
Africa	LA1	0	0	0	3 265	3 365	3518
% of reporting		100%	100%	100%	100%	100%	100%
Distribution of Employees by Socio-Professional Category	LA1
Managers ■	LA1	9 692	10 340	11 295	7 091	7 766	8 358
Non-managers ■	LA1	55 352	57 055	58 474	50 325	54 149	57 024
% of reporting		87.50%	89.66%	89.58%	99.90%	100%	100%
Proportion of women in Group
Proportion of women in workforce ■ ■	LA13	10.91%	11.30%	11.80%	17.98%	18.30%	18.20%
% of reporting		100%	100%	100%	99.90%	100%	100%
Proportion of women in management	LA13	11.16%	11.71%	13%	22.75%	23.89%	23.70%
% of reporting		87.50%	89.70%	89.55%	99.90%	100%	100%
Distribution of employees by type of contract	LA1
Open-ended contract	LA1	92.82%	92.80%	92.60%	92.91%	92.10%	91.80%
Other	LA1	7.18%	7.20%	7.40%	7.10%	7.90%	8.20%
% of reporting		87.50%	94.30%	94.20%	99.90%	100%	100%

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	GRI	Energy Services Business Line			SUEZ Environment Company
		2006	2007	2008	2006	2007	2008
Age pyramid. based on employees with open-ended contracts	LA1
less than 25 years old	LA1	5.27%	5.70%	6.00%	4.05%	3.99%	4.20%
25-29	LA1	11.29%	11.80%	11.90%	9.32%	9.59%	9.70%
30-34	LA1	12.17%	12.30%	12.50%	13.40%	12.47%	11.90%
35-39	LA1	15.01%	14.50%	14%	16.42%	16.11%	15.80%
40-44	LA1	15.80%	15.70%	15.60%	17.68%	17.46%	17.20%
45-49	LA1	14.41%	14.20%	14.20%	15.19%	15.68%	15.90%
50-54	LA1	13.41%	13.30%	13%	12.60%	12.87%	13%
55-59	LA1	10.32%	9.90%	9.90%	8.61%	8.74%	8.90%
60-64	LA1	2.17%	2.40%	2.60%	2.35%	2.60%	2.90%
65 and over	LA1	0.16%	0.20%	0.20%	0.37%	0.46%	0.50%
% of reporting		87.51%	89.66%	88.20%	99.90%	100%	98.90%
Staff and employment movements
Turnover	LA2	9.21%	9.50%	7.50%	8.92%	8.70%	8.40%
% of reporting		86.80%	87.20%	90.40%	99.94%	99.30%	99.50%
Voluntary turnover ■	LA2	6.63%	7.22%	5.90%	5.12%	5.72%	5.20%
% of reporting		86.80%	98.36%	100%	99.94%	99.33%	99.50%
Entrance rate	LA2	17.86%	19.63%	19.20%	16.61%	19.56%	19.50%
% of reporting		98.57%	98.36%	100%	99.94%	99.33%	99.50%
Open-ended contract entrance rate	LA2	60.49%	64.70%	56.40%	58.90%	59.60%	57.40%
% of reporting		86.80%	87.20%	90.40%	99.94%	99.30%	99.50%
% of disabled persons/avg. workforce				1.43%			1.46%
% of reporting
PROFESSIONAL DEVELOPMENT
% of workforce trained ■ ■	LA10	54.50%	55.97%	61.10%	58.58%	59.97%	57.20%
% of reporting		89.33%	89.98%	88.10%	99.91%	94.37%	99%
% of women trained	LA10	8.67%	8.78%	9.80%	17.84%	19.50%	19.70%
% of reporting		88.99%	89.98%	87.60%	99.83%	94.37%	100%
Proportion of managers and non-managers in trained workforce:	LA10
Managers	LA10	15.33%	15.41%	15.90%	13.55%	16.52%	15.60%
Non-managers	LA10	84.67%	84.59%	84.10%	86.45%	83.48%	84.40%
% of reporting		77.59%	78.80%	78.50%	99.91%	94.37%	99%
Training costs per person (€)		711	763	1 068	704	890	820
% of reporting		77.59%	78.80%	78.50%	99.91%	94.37%	98.60%
Number of training hours per trained person	LA10	32	27	27	25	25	24
% of reporting		77.59%	89.98%	88.10%	99.91%	94.37%	99%
Number of training hours per trained woman		21	23	27	24	23	22
% of reporting		77.25%	89.98%	87.60%	99.83%	94.37%	100%
Training costs per hour of training (€)		22	28	39	28	35	34.7
% of reporting		77.59%	78.80%	78.50%	99.91%	94.37%	99.40%

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	GRI	Energy Services Business Line			SUEZ Environment Company
		2006	2007	2008	2006	2007	2008
Hours of training by subject
Job techniques		58.46%	46.10%	46%	29.80%	31.20%	31.10%
Quality. Environment. Safety		24.04%	30%	30.90%	38.50%	36.30%	39.70%
Languages		2.44%	3.60%	4.10%	8.20%	8.50%	6.40%
Other		15.06%	20.30%	19%	23.60%	24%	22.90%
% of reporting		77.59%	78.80%	78.50%	99.91%	94.37%	99.40%
Work conditions	LA7
Days of absence per person			13	13.6		16	14.70
% of reporting			98.30%	100%		96.10%	99%
Overtime	LA7			2.49%			5.0%
% of reporting				90.40%			99.40%
Occupational safety
Number of accidental deaths (employees)* ■				0			2
* Note. in 2008: 1 accidental death at headquarters
Frequency rate ■				9.57			17.45
Severity rate				0.42			0.65
% of reporting
■ Moderate assurance. ■ ■ Reasonable assurance.

The merger of Gaz de France and SUEZ led to a comparative analysis of the two groups’ sets of standard indicators. A project to restructure the Group’s corporate reporting was carried out in the last quarter of 2008 in collaboration with the Business Lines with a view to having a single, shared reporting system for GDF SUEZ, to be launched at the end of the first quarter of 2009 on the Magnitude financial consolidation tool.

In the mean time, the Group has decided to maintain the two sets of standard indicators: the “Group Corporate Reporting Manual” for the former Gaz de France scope and the “Guide to Indicators” for the former SUEZ scope for the end of the 2008 year, and to carry out certain restatements in order to publish consistent data.

As in previous fiscal years, the specialized services of the Statutory Auditors were at the forefront of a project to verify selected company indicators common to the new Group and published by GDF SUEZ. The Statutory Auditors’ opinion relates only to data consolidated at Group level, published in 2008.

Issuing from the work carried out on entities’ sites and at the head offices of the Business Lines and the Group, the recommendations made in 2007 have enabled GDF SUEZ to undertake a variety of actions.

1 Tools Used

For the 2008 company data, the two financial consolidation software products, Acropole for Gaz de France and Magnitude for SUEZ, were used.

These two software products collect, process, and report the data entered by local legal entities that are subsidiaries of the GDF SUEZ Group.

Each company, including those in the HRD phase, is dealt with according to the following financial consolidation method: full consolidation (FC), proportional consolidation (PC), and equity affiliates (EA).

Analysis of the companies in this report deal exclusively with entities in the FC phase, in which GDF SUEZ controls both capital and management.

Once a company is included in GDF SUEZ’s financial statements as fully consolidated, its company data is completely integrated, regardless of the amount of the company’s capital owned.

2 Scope of reporting

The scope of reporting is attached to each indicator, corresponding to the coverage of the indicator as a percentage of the Group workforce (workforce of companies fully consolidated in the GDF SUEZ financial statements).

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Some companies may not have sent their data, or there may be some inconsistencies in the data provided. This will cause us to exclude the data in question from the scope of reporting.

Certain low percentages in relation to reporting of indicators are due to the fact that certain indicators are still not requested from all of the Group. Harmonization of Group Corporate Reporting will not take effect until 2009.

3 Methods for the consolidation of indicator

The quantitative corporate data in this report comes from the Group’s financial consolidation software. After collection, it was processed and consolidated according to clearly defined procedures and criteria.

Structural data, workforce flow, working conditions, training and safety data were consolidated by aggregation.

The following should be noted regarding the data published in this Reference Document:

1.

the total number of employees in the Business Lines is 3,372 persons less than the published number of total employees. This difference is due primarily to the number of employees at headquarters in Paris and Brussels and to the number of employees in financial sector activities who are not attached to one of the six operational Business Lines;

2.

in order to harmonize the concept of workforce, the “workforce under work/study contracts and interns” indicator has been added to the workforce of the former Gaz de France. There is an immaterial difference on interns present at December 31, 2008 and employees with suspended contracts (800 employees);

The same restatement was carried out for the female workforce;

3.

indicators for 2006 and 2007 were re-calculated as far as possible to give current Group pro-forma figures. The low rate of return for certain indicators is due to the unavailability of data for the periods in question;

4.

in the categorization of the workforce by socio-professional category, administrative employees are accounted for with the senior technicians and supervisors for greater consistency;

5.

although it is a core feature of business culture in France, the French concept of “cadres” (managers) is sometimes difficult to understand in other countries where GDF SUEZ is present. This can lead to a slight underestimation of the number of managers because some entities may take only their director-level management into account;

6.

the employee turnover indicator only takes account of terminations and resignations. It is calculated from yearly movements compared with the average staffing level;

7.

given the time lags, data for training is not always finalized and therefore relates to the most recent finalized period and a prediction of end-of-year workforce and training;

8.

as regards the number of disabled people, the figures given represent the total number of declared disabled employees in relation to the number of employees for the Business Line concerned at the end of the period;

These figures provide the best information possible on the integration of handicapped people into the companies of GDF SUEZ. We do not consider it relevant to provide a scope definition for this indicator;

9.

the scope of health and safety reporting differs marginally from that of corporate reporting:

- data from entities acquired by SUEZ Environnement Company is integrated three years after their acquisition,

- reporting does not include results from fully consolidated subsidiaries where the reliability of these results has not been proven.

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7 ORGANIZATION CHART

7.1

SIMPLIFIED ORGANIZATION CHART

146

7.2

LIST OF MAJOR SUBSIDIARIES

147

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7.1 SIMPLIFIED ORGANIZATION CHART

GDF SUEZ is organized into 5 “energy” business lines and one “environment” business line.

•

the Energy France Business Line operates in France, ensuring gas and electricity procurement, electricity production and the provision of energy services to individuals.

•

the Energy Europe & International Business Line (broken down into 3 geographical divisions: Benelux-Germany; Europe; International) produces electricity outside France and distributes and supplies gas and electricity outside France.

•

the Global Gas and LNG Business Line is in charge of the exploration and production of gas and fuel, the procurement and transport of gas and LNG, energy trading activities and the supply of large accounts in Europe.

•

the Infrastructures Business Line builds and operates major transport infrastructures for natural gas in France, Austria and Germany, regasification terminals in France and Belgium and the distribution network in France and coordinates storage activities in France and abroad.

•

the Energy Services Business Line manages urban networks in France and abroad, oversees energy, industrial and service facilities and provides a full range of technical services.

•

SUEZ Environnement ensures water, sanitation and waste management services and water treatment engineering.

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7.2 LIST OF MAJOR SUBSIDIARIES

See Chapter 20.2 – note 30.

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8 REAL ESTATE, FACTORIES, AND EQUIPMENT

8.1

MAJOR TANGIBLE ASSETS

150

8.2

ENVIRONMENTAL ISSUES RELATED TO REAL-ESTATE HOLDINGS

152

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8.1 MAJOR TANGIBLE ASSETS

The Group either owns or rents a significant number of real estate properties, facilities, and plants around the world, most of which are in Europe. Numerous Group activities involve the operation of very large plants that are not owned by the Group.

As of December 31, 2008, the Group operated electrical power plants, gas terminals and storage facilities in over 30 countries.

The tables below show the main facilities currently in operation, either wholly or partially owned by the Group. Information on leased property is presented in Chapter 20.2, Notes 20 and 21.

• ELECTRICAL POWER PLANTS (>400 MW)

Country	Site/business	Total Capacity (MW)	Business
Bahrain	Al Ezzel	954	Natural gas power plant
	Al Hidd	938	Cogeneration
Belgium	Doel	2,759	Nuclear power plant
	Tihange	2,485	Nuclear power plant
	Amercoeur	547	Thermal power plant
	Coo	1,164	Pumping facility
	Drogenbos	538	Thermal power plant
	Herdersbrug	463	Thermal power plant
	Kallo	522	Thermal power plant
	Langerlo-Genk	602	Thermal power plant
	Rodenhuize	530	Thermal power plant
	Ruien	879	Thermal power plant
Brazil	Cana Brava	450	Hydroelectric power plant
	Ita	1,450	Hydroelectric power plant
	Machadinho	1,140	Hydroelectric power plant
	Salto Osòrio	1,074	Hydroelectric power plant
	Salto Santiago	1,420	Hydroelectric power plant
	Jorge Lacerda	773	Thermal power plant
Chile	Electroandina	938	Thermal power plants
	Mejillones	556	Thermal power plants
United Arab Emirates	Taweelah	1,360	Natural gas power plant
Spain	Cartagena	1,199	Natural gas power plant
	Castelnou	790	Natural gas power plant
France	CNR	2,937	Hydroelectric power plants
	Cycofos	422	Natural gas power plant
	DK6 (Dunkerque)	788	Natural gas power plant
	SHEM	773	Hydroelectric power plants
United States	Astoria	575	Natural gas power plant
	Astoria	575	Natural gas power plant
	Red Hills	1,186	Thermal power plant
	FirstLight	1,442	Hydroelectric, gas and other power plants
	Hot Spring	746	Natural gas power plant
Hungary	Wise County Power	746	Natural gas power plant
Italy	Torre Valdaliga	1,444	Thermal power plant
	Vado Ligure	1,369	Thermal power plant

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Country	Site/business	Total Capacity (MW)	Business
Oman	Al-Rusail	665	Natural gas power plant
	Barka II	410	Natural gas power plant
	Sohar	586	Cogeneration
Netherlands	Bergum	664	Thermal power plant
	Eems	2,456	Thermal power plant
	Gelderland	590	Thermal power plant
Poland	Polaniec	1,654	Thermal power plant
United Kingdom	Teesside	1,875	Natural gas power plant
Singapore	Senoko	3,195	Thermal and gas power plants
Thailand	Bowin	713	Natural gas power plant
	Glow	991	Cogeneration
Turkey	Ankara BOO	763	Natural gas power plant

• UNDERGROUND STORAGE OF NATURAL GAS

Country	Localisation
France	Gournay-sur-Aronde (Oise)
France	Saint-Clair-sur Epte (Val d’Oise)
France	Germigny-sous-Coulombs (Seine-et-Marne)
France	Beynes (Yvelines)
France	Saint-Illiers-la-Ville (Yvelines)
France	Soing-en-Sologne (Loir-et-Cher)
France	Chémery (Loir-et-Cher)
France	Céré-la-Ronde (Indre-et-Loire)
France	Cerville (Meurthe-et-Moselle)
France	Etrez (Ain)
France	Tersanne (Drôme)
France	Manosque (Alpes de Haute Provence)
Germany	Reitbrook
Germany	Fronhofen
Germany	Peckensen Phase 1
Germany	Schmidhausen
Germany	Berlin Grünwald
Canada	Pointe du Lac
Canada	Saint-Flavien
Slovak Republic	Lab IV
Romania	Amgas
Romania	Depomures
Belgium	Lohenhout

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• GAS TERMINALS

Country	Location	Total capacity
France	Montoir-de-Bretagne	10 Gm3(n)/year
France	Tonkin (Fos/Mer)	7 Gm3(n)/year
Belgium	Zeebrugge	9 Gm3(n)/year
United States	Everett	7 Gm3(n)/year

8.2 ENVIRONMENTAL ISSUES RELATED TO REAL-ESTATE HOLDINGS

See Paragraph 6.6.2.

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9

MANAGEMENT REPORT(1)

9.1

REVENUE AND EARNINGS TRENDS

154

9.2

 BUSINESS TRENDS

157

9.2.1

Energy France

157

9.2.2

Energy Europe & International

159

9.2.3

Global Gas & LNG

161

9.2.4

Infrastructures

162

9.2.5

Energy Services

163

9.2.6

SUEZ Environnement

164

9.2.7

Other Services

165

9.3

OTHER INCOME STATEMENT ITEMS

166

9.4

RECONCILIATION WITH CONSOLIDATED INCOME STATEMENT FIGURES

167

9.5

CHANGES IN NET DEBT

168

9.5.1

Cash generated from operations before income tax

168

9.5.2

Change in working capital requirements

168

9.5.3

Net investments

169

9.5.4

Share buybacks and dividends

169

9.5.5

Net debt at December 31, 2008

170

9.6

OTHER BALANCE SHEET ITEMS

171

9.7

PARENT COMPANY FINANCIAL STATEMENTS

172

9.8

OUTLOOK FOR 2009

173

(1)

Unless otherwise indicated, all data are based on the consolidated fi nancial statements prepared in accordance with IFRS .

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This report has been drawn up for financial years ended December 31, 2007 and 2008 as though the merger between Gaz de France and SUEZ had occurred on January 1, 2007 and January 1, 2008, respectively. Information concerning the consolidated income statement and cash flows is based on non-audited pro forma financial data. The pro forma information and its basis of preparation is presented in section 20.4 of the 2008 Reference Document.

The main reconciliations between pro forma financial data and data published in the consolidated financial statements are presented in section 4 of this management report.

The Group’s performance continued on an upward trend in 2008, with EBITDA (up 10.7%) outpacing the Group’s performance targets for the year. Growth in current operating income came in at 9.4%. These indicators registered even stronger gains on an organic basis, up 12.5% and 12.6%, respectively.

Pro forma net income Group share totaled €6,504 million. This strong achievement (including the impact of the remedies) reflects the Group’s operating performance and also the large capital gains generated on sales carried out as required by the European Commission in connection with the merger.

Pro forma cash generated from operations before income tax and working capital requirements rose 6.7% year-on-year to €13,287 million, while net investments in 2008 totaled €11.8 billion. After a dividend payout of €5.1 billion and share buybacks for €1.7 billion, net debt at end-2008 came in at €28.9 billion, representing 46% of equity.

On account of the Group’s sparkling performance and outlook going forward, on March 4, 2009 the Board of Directors decided to distribute a full-year dividend of €1.40 per share for 2008 (up 11.1% compared to 2007). An interim dividend of €0.80 was paid out of this amount on November 27, 2008. At the same meeting, the Board of Directors also has decided to distribute an exceptional dividend of €0.80 per share.

9.1 REVENUE AND EARNINGS TRENDS

Pro forma data, in millions of euros	2008	2007	% change (reported basis)
Revenues	83,053	71,228	16.6%
EBITDA	13,886	12,539	10.7%
Depreciation and amortization of PPA (*)	(479)	(662)
Depreciation, amortization and provisions	(4,406)	(3,695)
Net expenses under concession contracts	(241)	(235)
Share-based payment	(199)	(123)
Current operating income	8,561	7,824	9.4%
(*) Purchase Price Allocation, measurement at fair value of Gaz de France assets and liabilities acquired as part of the merger (see section 20.4 of the Reference Document)

The Group enjoyed sustained growth in 2008, with revenues surging €11,825 million to €83,053 million, a rise of 16.6% or 17.5% on an organic basis compared with 2007. These results testify to the relevance and robustness of GDF SUEZ’s business model. All business lines and geographical areas contributed to the growth momentum, which resulted mainly from:

•

ongoing expansion in European and international gas and electricity markets;

•

high, volatile market energy prices over the year;

•

sustained commercial advances in energy services;

•

continuing investments in infrastructures;

•

business growth for the SUEZ Environnement Business Line.

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Revenues advanced €11,825 million on a reported basis, reflecting:

•

organic growth of €12,074 million;

•

a net positive impact of €747 million attributable to changes in Group scope of consolidation, including:

-

additions to the consolidated group (positive impact of €1,775 million), mainly in Energy Europe & International (€1,111 million, resulting from the acquisition of Teesside, the change in the accounting treatment for Italcogim Energie’s commercial activities in Italy, and the acquisition of the Italian electricity trading company Elettrogreen), SUEZ Environnement (€337 million) and Energy Services (€319 million, following the acquisition of six 370 MW cogeneration plants in Italy),

-

departures from the consolidated group (negative impact of €1,027 million), concerning mainly SUEZ Environnement (€388 million, chiefly owing to the sale of Applus in 2007), Energy Europe & International (€377 million, due to the equity-accounting of Gasag as of January 1, 2008 and the sale of Calidda in Peru and Chehalis in the US), and Energy Services (€262 million on the sale of Cofathec ADF in France in 2008);

•

exchange rate fluctuations (negative impact of €997 million including €364 million on the US dollar and €515 million on the pound sterling), mainly for Energy Europe & International (negative impact of €623 million) and SUEZ Environnement (negative impact of €254 million).

The Group generates 92% of its revenues in Europe and North America, including 86% in Europe.

All business lines yielded significant contributions to organic growth:

•

the Energy France Business Line (up 16.3%) benefited from higher energy prices and more favorable weather conditions than in 2007;

•

the Energy Europe & International Business Line (up 21.6%) received a boost from the rise in energy prices on its various markets, the Group’s strong sales momentum across all areas targeted for international development, and the expansion of electricity production capacity;

•

the Global Gas & LNG Business Line (up 35.7%) was bolstered by the growth in output for Exploration & Production activities, robust LNG arbitrage trading, a rise in sales of natural gas and the soar in average hydrocarbon prices;

•

the Infrastructures Business Line (up 34.5%) saw sales on behalf of third parties expand amid more favorable weather conditions than in 2007;

•

the Energy Services Business Line (up 8.8%) capitalized on advances in all of its markets, particularly France, Italy and all Tractebel Engineering divisions;

•

the SUEZ Environnement Business Line (up 5.6%) delivered vigorous organic growth, in line with its 2008 guidance.

EBITDA jumped 10.7% to €13,886 million. Excluding the impact of changes in Group scope of consolidation and exchange rates, EBITDA advanced 12.5%.

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Changes in Group scope of consolidation had a negative €9 million impact. Additions to the scope of consolidation during 2008 added €222 million to EBITDA, reflecting the first-time consolidation of Teesside in the UK and Ponte de Pedra in Brazil. Departures from the consolidated group represented €231 million and essentially concern the change of consolidation method for Gasag in 2008 (Benelux & Germany division) and the indemnities received in 2007 by Energy Services in relation to the Snöhvit contract.

Negative exchange rate impacts totaling €156 million are mainly attributable to the slide in the US dollar and the pound sterling.

Organic EBITDA growth came in at 12.5%, buoyed by high energy prices in 2008.

•

the Energy France Business Line (down 40.1%) benefited from favorable market prices for electricity production, but was hard hit by an inability to pass on in full natural gas supply costs to regulated rates in France;

•

the Energy Europe & International Business Line (up 6.8%) enjoyed benign market conditions, particularly in the International division where the LNG business in North America and the Electricity business in Brazil led the growth push. Energy Europe also benefited from the full-year impact of the electricity plants commissioned in Italy;

•

the Global Gas & LNG Business Line (up 60.5%) was the main beneficiary of the benign energy climate for its Exploration & Production and LNG activities. EBITDA for the business was boosted by higher production volumes recorded by the Exploration & Production activity and by stronger gas sales;

•

the Infrastructures Business Line (up 1.0%) was boosted by rate increases in its Distribution and Storage activities, as well as by a rise in transmission and storage capacities sold and more favorable weather conditions. However, year-on-year figures were penalized by non-recurring items boosting results in 2007;

•

the Energy Services Business Line (up 3.4%) capitalized on business growth and ongoing operational gains in most business units;

•

the SUEZ Environnement Business Line (up 4.9%) posted advances in each of its activities. The International and Water Europe segments were the top performers, powered by positive price impacts and an increase in volumes. European waste services continued to deliver growth, but began to feel the pinch of the economic slowdown and the collapse in metals prices for recycling activities.

Current operating income climbed 9.4% to €8,561 million in 2008. Excluding changes in Group scope of consolidation and exchange rates, organic growth in current operating income was 12.6%, led mainly by operating items affecting EBITDA. The growth momentum was curbed slightly by the increase in net additions to depreciation, amortization and provisions linked to the commissioning of new facilities, a net increase in impairment losses taken on trade receivables, and an increase in expenses in connection with employee share awards. Growth in current operating income was also penalized by non-recurring items particularly the reversal of a provision recorded by Energy Europe & International in 2007.

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9.2  BUSINESS TRENDS

9.2.1 ENERGY FRANCE

Financial indicators

(Pro forma data, in millions of euros)	2008	2007	% change (reported basis)
Revenues	14,457	12,368	16.9%
EBITDA (a)	246	368	-33.1%
Depreciation, amortization and provisions (b)	(153)	(170)
Net expenses on stock options (c)	(1)
CURRENT OPERATING INCOME = A + B + C	92	198	-53.6%

Volumes sold

In TWh	2008	2007	% change
Gas sales	294	289	+2%
Electricity sales	31.8	28.4	+12%

Climate correction – France

In TWh	2008	2007	% change
Climate correction volume (negative sign = warm climate, positive sign = cold climate)	+0.4	-14.2	14.6 TWh

Energy France delivered revenues of €14,457 million for 2008, up 16.9% on 2007.

Revenue growth based on average weather conditions for the period came in at 12%. The rise in energy prices, in line with the surge in procurement costs, accounts for three-quarters of this increase.

Advances in volumes sold, thanks to weather conditions close to the benchmark average in 2008, accounted for 20% of revenue growth for the business.

Other factors driving growth stem from changes in Group scope of consolidation to partner the Group’s expansion into wind power and energy services for individual customers. Development in this last segment picked up pace in 2008, with GDF SUEZ having captured around 10% of the French market of home photovoltaic solutions.

Sales of natural gas totaled 294 TWh, a rise of 1.6% year-on-year. GDF SUEZ continues to hold around 95% of the retail customer market and around 85% of the business market. These markets were deregulated in 2007 and 2004, respectively.

Electricity sales climbed 12% to 32 TWh. Sales performance was varied depending on the customer segment concerned: sales to retail and wholesale markets rose, while sales to industrial customers declined amid difficult price conditions. Since the deregulation of retail markets, the Group has added almost 600,000 new customers to its portfolio, including 400,000 since end-2007. Electricity production edged up 6% on an annualized basis due to the combined impact of:

•

an increase in output at hydraulic power plants and the DK6 combined cycle plant in Dunkerque;

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•

expansion in wind power production, on both an organic basis and through the consolidation of companies acquired in 2007 and 2008 (Compagnie du Vent, Eole Génération, Erelia, Great and Eolienne de la Haute-Lys).

EBITDA retreated €122 million due to insufficient rises in public gas distribution rates, prompting a €679 million increase in the revenue shortfall and bringing the cumulative total to €1,606 million at December 31, 2008. The failure to pass on the 8.6% rise in commodity prices at October 1, 2008 accounted for a significant portion of the €442 million shortfall reported in the last quarter.

The revenue shortfall was only partially offset by the results of the electricity business, and in particular hydraulic activities carried out by CNR, which received a strong boost from the rise in energy prices, and to a lesser extent, the growth in volumes sold. Hydro conditions were more favorable than in 2007.

Current operating income for Energy France was down €106 million on 2007. The fall in depreciation and amortization charged in 2008 relative to the allocation of the cost of the business combination (reflecting fewer economic benefits generated by public distribution activities) more than offset the rise in additions to depreciation and amortization (changes in Group structure and new plants commissioned) and provisions set aside in respect of gas and electricity customers.

New versions of “Symphonie”, the retail customer management software, were rolled out in 2008. The Symphonie upgrades helped improve the operation of customer applications and processes, and led to new offerings such as the energy-efficient DolceVita package (green electricity and carbon-offset natural gas) and new web functionalities such as electronic billing.

Price trends

Public distribution rates

The table below shows the average change in public distribution rates adopted in 2007 and 2008.

Year	Average level of rate change
2008
January 1	€1.73 per MWh
April 30	€2.64 per MWh
August 15	€2.37 per MWh
October 1	- € per MWh

Public distribution rates did not change in 2007.

Subscription rates

Subscription rates are revised quarterly to account for any changes in the euro/dollar exchange rate and the price of a portfolio of oil products.

Year	Average level of rate change
2007
January 1	- €2.85 per MWh
April 1	- €1.63 per MWh
July 1	€1.72 per MWh
October 1	€2.11 per MWh
2008
January 1	€2.90 per MWh
April 1	€2.22 per MWh
July 1	€3.91 per MWh
October 1	€4.00 per MWh

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9.2.2 ENERGY EUROPE & INTERNATIONAL

9.2.2.1 Key figures

Pro forma data, in millions of euros	2008				2007
	Benelux & Germany	Europe	International	Total	Benelux & Germany	Europe	International	Total	% change (reported basis)
Revenues	14,156	8,749	7,623	30,528	11,907	6,609	6,682	25,198	21.2%
EBITDA (a)	1,752	844	1,799	4,395	1,796	709	1,673	4,178	5.2%
Depreciation, amortization and provisions (b)	(553)	(331)	(394)	(1,277)	(311)	(253)	(381)	(945)
Net expenses on concessions/stock options (c)	(12)	(1)	(8)	(21)	(9)		(6)	(15)
CURRENT OPERATING INCOME = A + B + C	1,187	513	1,397	3,096	1,477	456	1,286	3,218	-3.8%

9.2.2.2 Benelux & Germany division

Revenues for the Benelux & Germany division came in at €14,156 million in 2008, up 18.9% on a reported basis and 22.2% stripping out changes in exchange rates and Group structure.

The negative €317 million impact of changes in Group structure results from the change in consolidation method for Gasag, a gas distribution subsidiary in Germany. Gasag was proportionately consolidated in previous years, but has been accounted for by the equity method since January 1, 2008.

Electricity sales in Benelux and Germany totaled €9,632 million in 2008, versus €8,109 million for the year-earlier period, representing a surge of 18.8% on an organic basis.

In Belgium and Luxembourg (Belux), electricity sales advanced 16.9% year-on-year, owing to changes in electricity market prices powered by the rise in the price of fossil fuels. Selling prices in Belgium also reflect the rise in transmission and distribution rates.

Volumes sold to the Belux region dropped 4% (74.1 TWh in 2008 versus 77.2 TWh in 2007), squeezed by the fall in sales to distributors in Belgium and the impacts of the economic slowdown in the last quarter of 2008.

Sales of electricity in the Netherlands and Germany advanced 21.3% on 2007, boosted by price increases as well as the rise in volumes sold, particularly in the Netherlands (up 4.8% to 23.3 TWh in 2008).

Gas sales brought in €3,414 million in 2008 versus €2,764 million a year earlier. This represents organic growth of 23.5%, powered mainly by the rise in gas prices and more favorable weather conditions than in 2007. Volumes sold nevertheless retreated 1.6 TWh or 2.1% for the region as a whole, chiefly sales to industrial customers in the Netherlands, while volumes sold in Belgium and Germany were up over the year-earlier period.

EBITDA for the division came in at €1,752 million, a rise of 2.2% on an organic basis compared with 2007. On a reported basis, EBITDA edged back 2.5% compared with 2007, with year-on-year figures dented by the change in the consolidation method for Gasag.

Capacity availability at power plants declined year-on-year owing to a more extensive stoppages program than in 2007 as well as a greater number of unplanned stoppages. This prompted a fall of 5 TWh in production.

Thanks to Electabel’s hedging policy covering trailing three-year periods and the gradual transfer of market prices onto average prices, electricity rates continued on their upward spiral in 2008.

However, margin growth was held back by the rise in the price of fossil fuel and CO2 certificates for coal and gas facilities.

Current operating income for the Benelux & Germany division shed 15.8% on an organic basis, down to €1,187 million. Performance in 2008 was penalized by a write-back of Electrabel’s nuclear waste processing provision in 2007 resulting from the review it carried out in light of the Monitoring Committee’s decision of March 2007. The next review of the assumptions used to calculate provisions for nuclear waste reprocessing and decommissioning liabilities is scheduled for 2010. Current operating income was also hit by a rise in provisions for trade receivables compared with 2007, and an increase in depreciations on production facilities.

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9.2.2.3 Europe division

This division delivered 2008 revenues of €8,749 million, up 32.4% on a reported basis compared with 2007.

The revenue surge reflects the impact of changes in Group scope of consolidation, with the acquisition of Teesside, a combined cycle gas turbine plant in the UK and Elettrogreen, engaged in the sale and optimization of energy in Italy. It also reflects the increase in the Group’s stake in Italcogim Energie, which was fully consolidated as from the last quarter of 2007.

The division’s vigorous 23.8% organic revenue growth momentum was powered by:

•

a rise in market prices across the region, partly countered by a failure to fully pass on gas supply costs in countries imposing regulated rates;

•

additional electricity production capacity in Italy, with 800 MW having come on stream in 2007;

•

significant 3.2 TWh growth in electricity generation in Spain, buoyed by weather, hydraulic and market conditions that were favorable to the Group.

EBITDA for the division came in at €844 million in 2008, up 19.1% on a reported basis. Organic EBITDA growth was 11.4%, boosted by the positive impacts described below:

•

Italian subsidiaries were the largest contributors to the division’s organic growth gains, and benefited from the full-year impact on electricity businesses of plants commissioned, as well as good performances on the ancillary services market. To a lesser extent, growth was also bolstered by a more benign pricing environment than in 2007;

•

In Spain, favorable weather conditions prompted capacity increases at power plants. However, these were offset by higher CO2 costs in 2008;

•

In Eastern Europe, EBITDA dipped slightly, with the favorable pricing environment for electricity in Poland offset by a drop in CO2 sales. Gas sales were held back – notably in Romania and Slovakia – by tight pricing conditions and a failure to fully pass on gas supply costs to selling prices.

Current operating income for the division after depreciation and amortization charged relative to the allocation of the cost of the business combination totaled €513 million, up €38 million or 8.1% on an organic basis. These operating results were boosted by the factors driving EBITDA growth, offset by the revision of the useful life of SPP’s assets in 2007 and the full-year impact of new plants commissioned in Italy.

9.2.2.4 International division

Revenues for the International division totaled €7,623 million in 2008, up 14.1% over 2007 on a reported basis and 18.4% stripping out changes in exchange rates and Group structure.

This performance draws on the Group’s strong commercial momentum in all of its developing international markets, amid a spike in energy demand and rising prices.

The division’s organic growth stems more specifically from:

•

North America (up €638 million), essentially due to the rise in direct energy sales to industrial and business customers (up €319 million), sales to the wholesale market (up €125 million) reflecting mainly higher prices, and the growth in LNG activities boosted by a strong price impact (up €85 million);

•

Asia and the Middle East (up €183 million), spurred by improved sales in Turkey (up €111 million), price increases in Thailand (up €36 million) and the Group’s expanding presence in the Gulf region, with the first full-year contribution of the Sohar plant in 2008;

•

Latin America (up €329 million). The rise in electricity sales in Brazil (up €88 million) was powered by price increases on bilateral contracts and a rise in sales on the spot market, where Tractebel Energia benefited from its guaranteed energy allocation strategy and particularly steep prices in the first quarter. Sales gains in Peru (up €95 million) and Chile (up €132 million) mainly reflect positive price impacts, while sales in Panama (up €13 million) were boosted by the commissioning of additional capacity (Balboa plant in August 2008).

Excluding the negative €68 million exchange rate impact (chiefly on the US dollar) and the positive €38 million impact of changes in Group structure (related mainly to the acquisitions of Ponte de Pedra in Brazil and Senoko in Singapore), EBITDA climbed €155 million, or 9.7% on an organic basis:

•

Latin America turned in the best organic growth performance (up 14.7%), on the back of robust advances in Electricity activities in Brazil (up 12.7%) which were able to benefit from steep spot market prices in the first quarter on account of the guaranteed energy allocation strategy. Electricity activities in Peru reported strong gains (up 26.4%), thanks mainly to the commissioning of the OCP2 plant in July 2007 (174 MW). Electricity activities in Chile posted stellar 80% growth, driven by a hike in electricity selling prices on the market;

•

North America delivered 11.6% organic growth, led by GDF SUEZ LNG North America (up 47.7%) and a rise in margins after hedging;

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•

EBITDA for Asia and the Middle East region shed 5.5% on an organic basis, due mainly to a 21.7% decline in Thailand which was affected by a rise in fuel prices not fully passed on to rates.

Current operating income for the International division came in at €1,397 million, up 8.6% on a reported basis. Stripping out the negative €30 million impact of changes in exchange rates and Group structure, organic growth came in at €141 million, or 11.4%, buoyed by the sharp rise in EBITDA.

9.2.3 GLOBAL GAS & LNG

Pro forma data, in millions of euros	2008	2007	% change (reported basis)
Business line revenues	22,394	17,284	29.6%
Revenue contribution to Group	10,827	8,096	33.7%
EBITDA (a)	3,715	2,344	58.4%
Depreciation, amortization and provisions (b)	(1,363)	(1,155)
CURRENT OPERATING INCOME = A + B	2,352	1,189	97.7%

Global Gas & LNG delivered revenues of €10,827 million for 2008, up 33.7% on a reported basis compared with 2007.

Total revenues for the Global Gas & LNG business line, including intragroup services, came in 29.6% higher year-on-year, at €22,394 million.

The contribution from Exploration & Production activities was €1,875 million, up 43% on an organic basis and 58% over the first nine months of the year. This chiefly reflects the upward spiral in average hydrocarbon prices up to the end of summer 2008:

•

average Brent crude prices (€/boe) rose 23% over the year, versus 46% over the first nine months;

•

 average natural gas prices jumped 81% on the NBP (€/MWh) over the year, versus 106% over the first nine months.

The revenue performance was also driven by a 20% rise in production year-on-year, up to 51 MMboe, essentially linked to the commissioning of new assets in the Netherlands and Norway.

Revenues for the business line’s other entities(1) also improved, in step with:

•

a spike in the price of hydrocarbons up to the end of summer 2008;

•

vigorous LNG arbitrage trading over the year (48 cargoes for 38 TWh in 2008 versus 40 cargoes for 31 TWh in 2007), even though trading slowed significantly in the fourth quarter (5 cargoes versus 11 in fourth-quarter 2007);

•

growth in sales of natural gas:

-

in France, key account sales (excluding sales to municipal distribution companies)(2), climbed 9 TWh to 87 TWh,

-

in Europe, key account sales moved up 8 TWh to 82 TWh,

-

short-term and other sales (including sales to municipal distribution companies) advanced 8 TWh to 134 TWh.

EBITDA hit a new record high of €3,715 million, representing organic growth of 60.5% (excluding the negative €18 million impact of changes in exchange rates and Group structure). This sparkling performance is partly attributable to higher hydrocarbon prices but also to growth in gas production and sales.

•

Exploration & Production reported 71.8% organic growth, outperforming growth for the business line as a whole. This was driven by a hike in gas and Brent crude prices and a gross 20% increase in production to 51 Mboe(3) thanks to new oil fields commissioned in Norway and the Netherlands;

•

other Global Gas & LNG entities contributed to this bumper performance, posting strong 51.3% organic growth powered by favorable market conditions in Asia – enabling the business to capitalize on the LNG portfolio – and a 11% rise in key account sales.

Current operating income after depreciation and amortization charged relative to the allocation of the cost of the business combination surged 97.7% to €2,352 million on a reported basis. Organic growth in this indicator was €1,193 million, or 103.7% (excluding the negative €31 million impact of changes in exchange rates and Group structure), in line with the performance of EBITDA.

(1)

Supply, LNG, key account sales and trading.

(2)

Sales to municipal distribution companies in France totaled 8.6 TWh in 2008, compared with 7.8 TWh for the prior-year period.

(3)

Million barrels of oil equivalent.

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9.2.4 INFRASTRUCTURES

Pro forma data, in millions of euros	2008	2007	% change (reported basis)
Business line revenues	5,498	5,142	6.9%
REVENUE CONTRIBUTION TO GROUP	896	650	37.8%
EBITDA (a)	2,878	2,847	1.1%
Depreciation, amortization and provisions (b)	(987)	(999)
CURRENT OPERATING INCOME = A + B	1,891	1,848	2.3%

Total revenues for the Infrastructures business line, including intragroup services, came in 6.9% higher year-on-year, at €5,498 million on a pro forma basis.

The contribution of the business line to Group revenues was €896 million, up 37.8% on 2007.

This larger contribution is related mainly to the expansion in volumes transported by GrDF on behalf of third parties. Volumes increased 9.4 TWh year-on-year to 28.8 TWh, boosted by a return to average weather conditions.

Revenue growth was also powered by:

•

the introduction of a new rate for accessing distribution infrastructure on July 1, 2008, increased by 5.6%;

•

the rise in storage capacity subscribed by third parties (up 3.9 TWh) and in the average price of usable volumes as of April 1, 2008 (up 2.8%);

•

the rise in reserved capacity on the transmission network in France, and the increase in the number of combined cycle gas turbine plants connected;

•

the inclusion of German storage activities in the consolidated group.

EBITDA for the Infrastructures business line inched up 1.1% year-on-year, to €2,878 million.

Growth in EBITDA underperformed revenue growth mainly as a result of:

•

higher charges: energy costs grew €58 million on the back of a price impact; IT costs were up €20 million owing to the roll-out of new applications at GrDF inherent to the separation of its businesses; and spending on industrial safety and the promotion of the image of natural gas rose €20 million;

•

significant non-recurring items which boosted 2007 comparative figures, for example a €53 million inventory surplus.

Recurring growth reflects a return to average weather conditions after particularly warm temperatures in 2007, price increases in distribution and storage, and additional transmission and storage capacity sold in respect of regulated rights.

Major events affecting the Infrastructures business line in 2008 were:

•

the creation of LNG Terminals (Elengy) and Storage (Storengy) subsidiaries in France;

•

delays in the Fos Cavaou LNG terminal, compounded by piping problems in February, which led to the terminal’s scheduled commissioning date being pushed back to June 2009;

•

start of work under the first phase of the gas storage project at the Stublach salt mine in the UK;

•

acquisition by GRTgaz of an interest in Powernext and start-up of the natural gas exchange at the end of November.

Current operating income for the Infrastructures business line after depreciation and amortization charged relative to the allocation of the cost of the business combination totaled €1,891 million in 2008, up 2.3% on 2007 (pro forma).

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9.2.5 ENERGY SERVICES

Pro forma data, in millions of euros	2008	2007	% change (reported basis)	Change (excluding Snohvit claim)
Revenues	13,993	12,893	8.5%	9.3%
EBITDA (A)	904	946	-4.4%	5.9%
Depreciation, amortization and provisions (b)	(272)	(283)
Net expenses on concessions/stock options (c)	(46)	(39)
CURRENT OPERATING INCOME = A + B + C	586	624	-6.0%	8.7%

Energy Services delivered revenues of €13,993 million for 2008, up 8.8% year-on-year on an organic basis.

In France, service activities (Elyo France and Cofathec Services) advanced €421 million (14.1%) on an organic basis. The increase reflects commercial development, more favorable weather conditions, and the rise in energy prices. All entities (Ineo, Endel, Axima, Seitha) reported vigorous expansion in installation and maintenance activities, with growth coming in at 4.9%. However, the slowdown in certain segments began to put the brakes on growth in the final quarter of 2008.

In Belgium, the installation and services activities reported a 7.1% advance.

The Netherlands enjoyed a strong order book and posted growth of €124 million, or 10.5%.

All Tractebel Engineering divisions (Nuclear, Energy, Infrastructures and International) reported double-digit organic growth. Overall organic growth for these activities came in at 18.9%.

Excluding France and Benelux, organic revenue growth was €128 million, or 8.8% in Southern Europe, led mainly by the Italian market. This was despite a drop in orders in Spain triggered by the property slump. Revenue growth in Northern European countries was 5.2%, buoyed by the development in Germany and the United Kingdom.

EBITDA came in at €904 million. Year-on-year comparisons are distorted by the €92 million claim related to the Snöhvit contract in 2007. Adjusted for Snöhvit, revenues climbed 3.4% on an organic basis, reflecting the growth in business and further operational improvements across most business units. Non-recurring items in 2007 are also the reason why EBITDA growth underperformed revenue growth (see paragraph below regarding Electricity and Gas subsidiaries).

Service activities in France benefited from favorable price impacts and harsher weather conditions, while the increase in volumes boosted results for installation activities.

Thanks to its optimized structure, the Netherlands delivered organic growth in excess of 60%, with profitability levels nearing the standards of the profession.

Tractebel Engineering also reported vigorous 44% growth, fuelled by a high-quality order book and margin gains.

In Italy, inclement winter weather helped offset the decline in the pricing environment for utilities’ cogeneration plants at the end of the year. The International South business unit reported organic growth of more than 6%.

Adjusted for non-recurring items relating to Société Monégasque d’Électricité et de Gaz pensions in 2007, organic growth for Electricity and Gas subsidiaries came in at 1.1% thanks to favorable price impacts, in particular the rise in Electricité de Tahiti rates over a six-month period.

Current operating income for the business line came in at €586 million versus €624 million in 2007 (which included €84 million in connection with the Snöhvit contract). Organic growth adjusted for this amount came in at 6.9%, outperforming the advance in EBITDA due notably to the reversal in 2008 of the remaining provisions for warranties relating to Snöhvit as well as higher risk provisions booked in 2007.

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9.2.6 SUEZ ENVIRONNEMENT

Pro forma data, in millions of euros	2008	2007	% change (reported basis)
REVENUES	12,352	12,022	2.7%
EBITDA (A)	2,102	2,061	2.0%
Depreciation, amortization and provisions (b)	(776)	(755)
Net expenses on concessions/stock options (c)	(242)	(229)
CURRENT OPERATING INCOME = A + B + C	1,084	1,077	0.6%

The SUEZ Environnement Business Line delivered €12,352 million(1) in revenues, up 2.7% on a reported basis and 5.4% excluding Applus. Negative exchange rate impacts totaling €254 million, recorded mainly on the pound sterling and the US and Australian dollars, represented 2.2% of the growth figure.

Organic revenue growth came in at €633 million, or 5.6% for 2008, stemming essentially from three business segments:

•

the Water Europe segment (up €300 million) enjoyed robust revenue growth bolstered by positive price impacts and the development of new services despite falling water consumption in Europe;

•

the Waste Europe segment (up €151 million) reported a rise in sorting and recycling activities in France and the UK, and in incineration activities in Belgium. However, the economic slowdown in the fourth quarter affected all activities dealing with industrial and business customers, while the recycling business had to contend with a significant drop in prices and volumes;

•

the International segment advanced (up €177 million) thanks to engineering activities (Degrémont) and healthy performances from water services in Asia and waste services in Central Europe.

The SUEZ Environnement Business Line delivered organic EBITDA growth of €96 million, or 4.9%, resulting from:

•

the Water Europe segment (up 6.2%), where Agbar benefited from favorable price impacts in Spain and Chile, but faced a slight contraction in water volumes sold and a small rise in healthcare claims. In France, the drop in volumes delivered was offset by favorable price trends, while Germany reported commercial gains;

•

in France, the drop in volumes delivered is compensated for by the favorable evolution in prices while commercial gains were recorded in Germany;

•

the Waste Europe segment (up 1.0%), which posted a more modest rise on the back of the economic slowdown. This led to a decline in volumes collected from industrial customers in Benelux and in landfill volumes in the UK. Commodity prices for the recycling business also tumbled in the UK, France and Benelux. Strong momentum in the waste treatment sector, mainly in France and Belgium, helped counter this subdued performance;

•

the International segment (up 14.1%), which benefited from the full impact of rate cases obtained in the regulated sector in North America in 2007, strong momentum for waste services in Central Europe, the development of water activities in China, favorable electricity price trends in the Maghreb and Asia, and good progress on outstanding contracts at Degrémont;

•

a slight contraction in the Other Services segment, which recorded a €10 million decline in organic revenues during the period mainly as a result of efforts to bolster the corporate structure of SUEZ Environnement in view of its new obligations as a listed entity.

Current operating income as reported by the SUEZ Environnement Business Line advanced 3.2% to €1,084 million in 2008 (excluding the impact of the disposal in November 2007 of Applus, which contributed €27 million to current operating income for that year) and €39 million, or 3.9% on an organic basis. The increase in current operating income was essentially driven by EBITDA gains.

(1)

Based on the contribution to GDF SUEZ (taking into account transactions with other Group companies).

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9.2.7 OTHER SERVICES

Pro forma data, in millions of euros	2008	2007	% change (reported basis)
EBITDA (a)	(354)	(206)	-72.0%
Depreciation, amortization and provisions (b)	(56)	(50)
Net expenses on stock options (c)	(130)	(73)
CURRENT OPERATING INCOME = A + B + C	(539)	(329)	-63.9%

In 2008, EBITDA reported by the Other Services segment was affected by non-recurring personnel costs stemming from the settlement of a dispute with the payroll tax authorities regarding benefits in kind in the form of reduced energy prices. A provision had been booked for the full amount of this liability, which therefore has no impact on current operating income. EBITDA was also squeezed by increased communication spending and the cost of the bonus share and stock option awards set up by the Group in 2007 and 2008.

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9.3 OTHER INCOME STATEMENT ITEMS

Pro forma data, in millions of euros	2008	2007	% change (reported basis)
Current operating income	8,561	7,824	9.4%
Mark-to-market on commodity contracts other than trading instruments	555	29
Impairment of assets	(811)	(123)
Restructuring costs	(187)	(24)
Disposals of assets, net	84	415
Income from operating activities	8,204	8,121	1.0%
Net financial loss	(1,611)	(903)
Income tax expense	(1,765)	(1,331)
Share in net income of associates	447	646
NET INCOME BEFORE IMPACT OF REMEDIES	5,275	6,534	-19.3%
Remedies	2,141	301
NET INCOME	7,415	6,835	8.5%
Minority interests	911	1,080
NET INCOME GROUP SHARE	6,504	5,755	13.0%

Income from operating activities edged up 1.0% year-on-year to €8,204 million, despite the negative non-recurring impacts recorded in 2008, partially offset by the positive impact of mark-to-market.

Changes in the fair value of commodity derivatives recognized in accordance with IAS 32/39 had a positive €555 million impact on income from operating activities, compared with a positive impact of €29 million in 2007.

Income from operating activities was affected by impairment losses taken against assets for € 811 million (€123 million in 2007) in order to reflect the mark-to-market of non-consolidated, listed investments, and by restructuring costs of €187 million chiefly concerning the reorganization of the Group’s sites in the greater Paris region.

Disposal gains fell to €84 million in 2008, and mainly reflect the sale of the Chehalis power plant in the US. Disposal gains in 2007 primarily included Electrabel’s sale of a portion of its interests in the Brussels and Walloon inter-municipal companies, Agbar’s sale of Applus, and the disposal of various non-strategic listed investments.

Net financial loss for the year totaled €1,611 million in 2008 compared with €903 million in 2007, reflecting:

•

a rise in the cost of net debt, up to €1,476 million in 2008 compared with €882 million one year earlier. This €594 million rise reflects a volume effect and interest rate impact of €361 million, as well as the impact of exchange rate fluctuations and hedging derivatives totaling €233 million;

•

the €135 million decrease in the contribution from other financial income and expenses.

The effective tax rate raised up to 26.8% (versus 18.4% in 2007), due to the tax on nuclear activities payable by Electrabel in 2008 for €222 million, growth in Exploration & Production activities in Norway and the lack of tax savings arising on the bulk of the asset write-downs described above. Financial synergies during the year resulting from the merger (i.e., the utilization of tax loss carry-forwards from the SUEZ SA tax consolidation group) were broadly on a par with the deferred tax asset recognized in 2007 for €500 million.

Share in net income of associates fell €199 million compared with 2007, owing mainly to a €190 million fall in contributions from inter-municipal companies, which had benefited from non-recurring items in 2007, and particularly the gain on the disposal of TVD operations in the Walloon region.

The Remedies line presents the contributions to 2007 and 2008 income of the entities sold in connection with the Group’s commitments to the European Commission as part of the merger. In 2008, this item also includes the capital gains recorded on the sale of these equity investments in an amount of €1,901 million.

Minority interests contracted by €169 million, due mainly to the public tender offer for Agbar shares which accounted for a decrease of €102 million.

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9.4 RECONCILIATION WITH CONSOLIDATED INCOME STATEMENT FIGURES

In million of euros	2008 pro forma	2008 consolidated	Difference
Revenues	83,053	67,924	15,129
EBITDA	13,886	10,053	3,832
CURRENT OPERATING INCOME	8,561	6,224	2,338

Consolidated revenues for 2008 totaled €67,924 million. The difference with regard to pro forma revenues results chiefly from the revenues generated by Gaz de France prior to the merger (€17,844 million), less the contribution from entities sold in connection with the remedies (€2,395 million).

Pro forma EBITDA also includes €3,888 million in EBITDA reported by Gaz de France prior to July 22, 2008, which explains the bulk of the difference with EBITDA reported in the consolidated financial statements.

The difference between consolidated current operating income and the pro forma figure essentially reflects current operating income reported by Gaz de France prior to the merger (€3,019 million), less depreciation and amortization charged during the period against the fair value of assets and liabilities acquired in the merger (€289 million) and the contribution from entities sold in connection with the remedies (€415 million).

A full reconciliation between the consolidated income statements and pro forma data is presented in the »Pro Forma Financial Information» section of the Reference Document.

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9.5 CHANGES IN NET DEBT

Pro forma net debt, excluding net cash held by Fluxys and Distrigas, amounted to €17.2 billion at end-2007, compared with €28.9 million at December 31, 2008. The year-on-year change in net debt is described below:

9.5.1 CASH GENERATED FROM OPERATIONS BEFORE INCOME TAX

Cash generated from operations came in at €13,287 million for 2008, a rise of 6.7% on a reported basis compared with 2007. Growth in this item underperformed EBITDA (up 10.7%) as it includes a rise in impairment losses taken against trade receivables and cash outflows relating to restructuring measures, partially offset by a rise in dividends received from associates.

Income tax expense of €2,531 million includes prepaid tax disbursed by Gaz de France SA prior to the merger, which is expected to be reimbursed to the new Group in 2009.

9.5.2 CHANGE IN WORKING CAPITAL REQUIREMENTS

The €3,029 million rise in working capital requirements includes almost €700 million resulting from margin calls on capital market transactions, with sharp fluctuations in commodity prices triggering a steep rise in volatility.

The rest of the increase in working capital requirements is largely attributable to the Global Gas & LNG business line and the Benelux & Germany division. Trade receivables rose in all companies selling energy and maintaining gas stockpiles. This reflects higher energy prices, as well as an increase in the volume of business. At December 31, 2007, trade payables included non-recurring items (particularly in the Energy Europe and Energy International business lines) settled in 2008, which stemmed the rise in this caption over 2008.

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9.5.3 NET INVESTMENTS

Net investments in 2008 totaled €11.8 billion and include:

•

financial investments for €4.9 billion, including €0.7 billion relating to the acquisition of FirstLight, €0.7 billion relating to the increase of the stake in Agbar(1), €0.5 billion for Senoko, €0.3 billion for SET, €0.2 billion for Nogat and €0.2 billion for Teesside;

•

maintenance expenditure totaling €2.7 billion and business development expenditure of €7.8 billion.

Capital expenditures break down as follows by business line:

Disposals in 2008 represent €3,577 million and essentially comprise the proceeds from divestments carried out as part of the merger remedies (€2,993 million) as well as the sale of the Chehalis power plant.

9.5.4 SHARE BUYBACKS AND DIVIDENDS

Total payments to shareholders during the year amounted to €6.8 billion, of which €1.7 billion under the share buyback program and €5.1 billion in dividends. Dividends include those paid by SUEZ SA to its shareholders (€1.7 billion, versus €1.5 billion in 2007, reflecting the increase in the dividend paid per share as well as the number of shares carrying dividend rights), dividends paid by Gaz de France SA for €1.2 billion, and the interim dividend paid to the shareholders of the merged group in an amount of €1.7 billion. The caption also includes €0.5 billion in dividends paid by various subsidiaries to minority interests.

(1)

In light of the binding commitment granted to Agbar minority shareholders within the scope of the public tender offer outstanding at the end of 2007, the corresponding debt had been included in the balance sheet for the Group’s share in the offer.

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9.5.5 NET DEBT AT DECEMBER 31, 2008

Net debt at December 31, 2008 moved up to €28.9 billion versus €17.2 billion at end-2007 (pro forma based on the inclusion of Fluxys using the equity method and the deconsolidation of Distrigas), while the gearing ratio came out at 46%.

Including the impact of financial instruments, 63% of net debt is denominated in euros, 23% in US dollars, and 1% in pounds sterling.

Including the impact of financial instruments, 55% of net debt is at fixed rates.

The average maturity of net debt is 6.6 years.

At December 31, 2008, the Group had undrawn confirmed credit facilities and commercial paper back-up lines totaling €11.3 billion. Including the bond issues carried out in January and February 2009, this amount rises to €17.4 billion.

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9.6 OTHER BALANCE SHEET ITEMS

The following table presents the consolidated balance sheet of SUEZ at December 31, 2007 and the consolidated balance sheet of GDF SUEZ at December 31, 2008. It reflects the impacts of the consolidation of Gaz de France on the main balance sheet captions.

• ASSETS

				of which
In billions of euros	GDF SUEZ Dec. 31, 2008	SUEZ Dec. 31, 2007	Difference	Gaz de France opening balance sheet	Allocation	Net change 2008
Non-current assets	115.2	51.4	63.8	31.3	27.5	5.0
o/w goodwill	27.5	14.9	12.6	1.8	9.6	1.2
Current assets	52.0	27.7	24.3	19.4	0.2	4.7
o/w cash and cash equivalents	9.0	6.7	2.3	2.9		-0.6
TOTAL ASSETS	167.2	79.1	88.1	50.7	27.7	9.6

• EQUITY AND LIABILITIES

				of which
In billions of euros	GDF SUEZ Dec. 31, 2008	SUEZ Dec. 31, 2007	Difference	Gaz de France opening balance sheet	Allocation	Net change 2008
Shareholders’ equity	57.7	22.2	35.6	17.5	22.7	-4.6
Minority interests	5.1	2.7	2.4	0.6	0.0	1.8
TOTAL EQUITY	62.8	24.9	38.0	18.1	22.7	-2.8
Provisions	14.8	9.6	5.2	7.6	(2.7)	0.3
Borrowings	38.8	21.7	17.2	6.3	0.0
Other liabilities	50.8	23.1	27.7	18.7	7.7
TOTAL EQUITY AND LIABILITIES	167.2	79.1	88.1	50.7	27.7

The following comments relate to the “Net change” column of the table above, while the “Opening balance sheet” and “Allocation” columns concern the first-time consolidation of Gaz de France and its subsidiaries.

Non-current assets advanced, led mainly by property, plant and equipment and intangible assets, net (up €6.1 billion), while available-for-sale securities fell €0.8 billion, chiefly as a result of fair value adjustments.

The €1.2 billion increase in goodwill chiefly stems from the acquisition of FirstLight (€0.7 billion) and Senoko (€0.3 billion) in the Energy Europe & International business line.

Current assets increased €4.7 billion, fuelled by the rise in trade receivables (up €3.3 billion) and derivative instruments (up €1.3 billion). These changes reflect the rise in commodity and energy prices.

Total equity at December 31, 2008 stood at €62.8 billion. In addition to the impact of the merger, total equity includes €5.5 billion in net income for the year, which more than offset the payment of dividends in an amount of €3.9 billion, net movements on treasury stock for a negative €0.7 billion, the impact of the remedies for a negative €0.8 billion, and the negative €3.2 billion impact of items dealt with directly through equity relating to the mark-to-market of available-for-sale securities and changes in the fair value of commodity derivatives.

Provisions edged up €0.3 billion to €14.8 billion. Additions to provisions for the period (€1.3 billion, including €0.5 billion relating to the unwinding of discounting adjustments) were broadly in line with amounts written back over the period.

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9.7 PARENT COMPANY FINANCIAL STATEMENTS

The figures provided hereafter relate to the financial statements of GDF SUEZ, prepared in accordance with French GAAP and applicable regulations.

Revenues for GDF SUEZ totaled €25,209 million in 2008, up 20% on 2007 due to more favorable weather conditions and a rise in energy selling prices.

Operating income for the year amounted to €316 million, down 56% on the comparable year-earlier figure (adjusted for the impact of the creation of GrDF, Storengy and Elengy), mainly due to insufficient increases in public gas distribution rates and the resulting revenue shortfall in the second half of 2008 (see above).

Net financial income came in at €1,939 million, and includes mainly dividends received from subsidiaries (€1,859 million). As of December 31, 2008, net debt stood at €14,050 million.

The Company posted a net exceptional loss of €105 million, reflecting additions to provisions, notably for securities, partly offset by a reversal of the provision for accelerated tax depreciation linked to the creation of underground storage and LNG terminal subsidiaries, as well as the additional purchase consideration paid during the year by Electrabel in respect to the 2007 acquisition of shares held by the former SUEZ entity in SUEZ-Tractebel.

Income tax includes tax consolidation gains reflecting the utilization of a portion of the tax loss carryforwards transferred to GDF SUEZ within the scope of the merger.

Net income came in at €2,767 million.

Equity amounted to €52,043 million at year-end, compared with €24,136 million at end-2007. The sharp rise in equity reflects the impacts of the merger and net income for the year, partially offset by the payment of Gaz de France dividends in 2007 and the interim dividend paid in 2008 by GDF SUEZ.

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9.8 OUTLOOK FOR 2009

The development of GDF SUEZ is based on a vigorous, balanced, and value creating growth model. GDF SUEZ has strong assets to weather the economic and financial crises ahead while remaining confident about its ability to deliver its long-term objectives for growth – leadership positions in both electricity and natural gas, diversified and complementary businesses, and a capacity for dynamic, profitable development in promising energy and environment markets. This long-term vision remains in place despite the deteriorating economic situation.

While maintaining its strict profitability criteria for new business, the Group acted immediately to strengthen liquidity and its balance sheet through following measures:

•

accelerating implementation to the EUR 1.8 billion 2011 performance plan (EUR 650 million contribution by the end of 2009, compared with EUR 500 million announced last November) ;

•

enhancing liquidity and extending the debt maturity through placements, since October 2008, of nearly EUR 10 billion of bonds in various markets ;

•

terminating the program of additional share buybacks announced in September 2008, which had been 43% completed.

The Group has set a 2011 EBITDA target that is realistic and consistent with its industrial development plan, the full effect of the Efficio performance plan, its “strong A” credit rating target, and its ordinary dividend policy, assuming improved macro economic conditions by 2011.

Taking into account currently anticipated economic conditions and oil and electricity price scenarios based on forward prices(1), the Group’s EBITDA growth targets are estimated as follows:

•

2009 EBITDA higher than 2008 after anticipated impact of approximately EUR 1.5 billion on the Global Gas and LNG Business Line contribution to EBITDA mainly due to an expected drop in the average price of oil in 2009 and fewer arbitrage opportunities ;

•

2011 EBITDA between EUR 17 and EUR 18 billion.

Considering results achieved and the Group’s prospects, on March 4, 2009 the Board of Directors recommended an ordinary dividend payout in 2009 of EUR 1.40/share(2) (+11% in relation to 2007) that includes a EUR 0.80/share interim dividend paid November 27, 2008; the balance of the ordinary dividend will be paid May 11, 2009(3). The Board also recommended payout of a EUR 0.80/share special dividend that may be received in cash or in shares by shareholders who will so request. The special dividend payment or share delivery will take place June 4, 2009. These recommendations will be submitted for shareholder approval at the May 4, 2009 Annual General Shareholders’ meeting.

(1)

Average Brent $/bbl : 50/58/62 – Electricity baseload Benedelux €/MWh : 52/52/54 on January 2009.

(2)

Based on the Gaz de France dividend paid in 2008 for 2007 (EUR 1.26 per share).

(3)

Ex-dividend date : May 6, 2009.

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REFERENCE DOCUMENT 2008    174

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10 CASH FLOW AND SHARE CAPITAL

10.1

ISSUER CAPITAL

176

10.2

SOURCE AND AMOUNT OF ISSUER CASH FLOWS AND DESCRIPTION OF CASH FLOWS

176

10.2.1

Cash generated from operations before income tax and working capital requirements

176

10.2.2

Cash flow used in investing activities

176

10.2.3

Share buybacks and dividends

177

10.2.4

Impact of remedies

177

10.3

FINANCIAL STRUCTURE AND BORROWING CONDITIONS APPLICABLE TO THE ISSUER

177

10.3.1

Debt structure

177

10.3.2

Main developments in 2008

178

10.3.3

Group credit ratings

178

10.4

RESTRICTIONS REGARDING THE USE OF CAPITAL

179

10.5

PLANNED SOURCES OF FINANCING TO MEET COMMITMENTS STEMMING FROM INVESTMENT DECISIONS

179

10.5.1

Contractual commitments

179

10.5.2

Planned sources of financing

180

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10.1 ISSUER CAPITAL

Total equity at December 31, 2008 stood at €62.8 billion. In addition to the impact of the merger, total equity includes €5.5 billion in net income for the year, which have been more than offset by the payment of dividends in an amount of €3.9 billion, net movements on treasury stock for a negative €0.7 billion, the impact of the remedies for a negative €0.8 billion, and the negative €3.2 billion impact of items dealt with directly through equity relating to the mark-to-market of available-for-sale securities and changes in the fair value of commodity derivatives.

As indicated below in Section 10.3.1, the Group’s net debt amounted to €28.9 billion at December 31, 2008. As a result, the gearing ratio (net debt divided by total equity) was 46% at December 31, 2008.

10.2 SOURCE AND AMOUNT OF ISSUER CASH FLOWS AND DESCRIPTION OF CASH FLOWS

10.2.1 CASH GENERATED FROM OPERATIONS BEFORE INCOME TAX AND WORKING CAPITAL REQUIREMENTS

Cash generated from operations came in at €13,287 million for 2008, 6.7% higher than for the prior-year period. Growth in this item underperformed EBITDA (up 10.7%) as it includes a rise in impairment losses taken against trade receivables and cash outflows relating to restructuring measures, partially offset by a rise in dividends received from associates.

Growth in cash from operations before income tax and working capital requirements was partly offset by the €3,029 million increase in working capital requirements, which includes almost €700 million resulting from margin calls on capital market transactions, with sharp fluctuations in commodity prices triggering a steep rise in volatility.

The rest of the increase in working capital requirements is largely attributable to the Global Gas & LNG Business Line and the Benelux & Germany Division. Trade receivables rose in all companies selling energy and maintaining gas stockpiles, reflecting higher energy prices as well as an increase in the volume of business. At December 31, 2007, trade payables included non-recurring items (particularly in the Energy Europe and Energy International business lines) settled in 2008, which stemmed the rise in this caption over 2008.

Overall, operating activities generated surplus cash of €8.3 billion in 2008.

10.2.2 CASH FLOW USED IN INVESTING ACTIVITIES

Net investments in 2008 totaled €11.8 billion and include:

•

financial investments for €4.9 billion, including €0.7 billion relating to the acquisition of FirstLight, €0.7 billion relating to the increase of the stake in Agbar, €0.5 billion for Senoko, €0.3 billion for SET, €0.2 billion for Nogat and €0.2 billion for Teesside;

•

maintenance expenditure totaling €2.7 billion and business development expenditure of €7.8 billion.

Disposals in 2008 represent €3,577 million and essentially comprise the proceeds from divestments carried out as part of the merger remedies (€2,993 million) as well as the sale of the Chehalis power plant.

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10.2.3 SHARE BUYBACKS AND DIVIDENDS

Total payments to shareholders during the year amounted to €6.8 billion, of which €1.7 billion under the share buyback program and €5.1 billion in dividends. Dividends include those paid by SUEZ SA to its shareholders (€1.7 billion, versus €1.5 billion in 2007, reflecting the increase in the dividend paid per share as well as the number of shares carrying dividend rights), dividends paid by Gaz de France SA for €1.2 billion, and the interim dividend paid to the shareholders of the merged group in an amount of €1.7 billion. The caption also includes €0.5 billion in dividends paid by various subsidiaries to minority interests.

10.2.4 IMPACT OF REMEDIES

This Remedies line represents €3.1 billion and essentially comprises the proceeds from sales of Fluxys (€200 million), Distrigas (€2.7 billion) and Coriance (€30 million), as well as the dividends received in 2008 from Distrigas and Coriance.

10.3 FINANCIAL STRUCTURE AND BORROWING CONDITIONS APPLICABLE TO THE ISSUER

10.3.1 DEBT STRUCTURE

At December 31, 2008, gross debt (excluding bank overdrafts and amortized cost) increased to €37 billion versus €25 billion on a pro forma basis at end-2007. Gross debt consists primarily of bonds for €13.7 billion and bank borrowings (including finance leases) for €14.6 billion.

Short-term loans (commercial paper and drawdowns on credit facilities) represent 32% of total gross debt in 2008.

61% of the gross debt is issued on the financial markets in the form of bonds and commercial paper.

Excluding measurement at amortized cost and the impact of derivative instruments, net debt totaled €28.4 billion at December 31, 2008.

Excluding measurement at amortized cost but including derivative instruments, 63% of net debt at year-end 2008 is denominated in euros, 23% in US dollars and 1% in pounds sterling.

55% of net debt is at fixed rates. The cost of net debt for 2008 is 4.93%, reflecting lower interest rates over the year. At December 31, 2008, the average maturity of net debt is 6.6 years.

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10.3.2 MAIN DEVELOPMENTS IN 2008

The Group was extremely active on both the short- and long-term capital markets in 2008.

The Group successfully financed its investments despite the turbulence on the financial markets thanks to its high quality credit ratings, which also enabled it to reopen the euro-denominated bond market after a five-week closure following the collapse of Lehman Brothers in September 2008.

In January 2008, the Group set up external financing of €814 million to fund its portion of the public tender offer for minority Agbar shares launched by SUEZ Environnement, la Caixa group and their jointly-owned subsidiary Hisusa, which ran from December 2007 through January 18, 2008.

In addition, Electrabel SA carried out a seven-year private placement for a total amount of €600 million in the first half of 2008.

The Group’s Energy International Division put in place a non-recourse financing facility for USD 390 million in Chile. It also structured with a number of Japanese companies a SGD 2.9 billion acquisition facility and a JPY 70 billion repowering facility, for the purchase of Singapore-based Senoko in the frame of the divestment by Temasek of electricity generation companies.

As part of its growth effort, the Group also set up:

•

a project financing for a new electric power plant in Thailand (Gheco One) with local and international lenders for a total amount of USD 746 million;

•

a project financing with the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) for the equivalent of USD 460 million to fund the Estreito project.

In July 2008, the Company’s Board of Directors authorized the following capital markets funding programs for GDF SUEZ SA:

•

an EMTN program for €10 billion (subsequently raised to €15 billion in January 2009), including Electrabel SA as a potential borrower;

•

an increase of the French commercial paper program (billets de trésorerie) from €3 billion to €5 billion;

•

a new US commercial paper program for USD 3 billion.

The latter program was implemented during the last quarter of 2008.

Since the merger and in spite of challenging market conditions, the Group carried out a series of bond issues during the second half of 2008 for a total amount of €3.7 billion, denominated in euros, pounds sterling, Japanese yen and Swiss francs.

Since the beginning of 2009, the Group issued a total of €6.2 billion on these markets in order to boost  its liquidity.

Following the merger of SUEZ with Gaz de France, certain subsidiaries of SUEZ Environnement, as well as Ondeo, withdrew from GIE SUEZ Alliance in the second half of 2008. GIE SUEZ Alliance was renamed GIE GDF SUEZ Alliance and is now held by GDF SUEZ SA, GDF SUEZ Finance SA, GDF SUEZ Energie Services SA and Electrabel SA.

10.3.3 GROUP CREDIT RATINGS

The senior debt of the GDF SUEZ Group and certain subsidiaries has credit ratings issued by Standard & Poor’s and Moody’s. In July 2008, the ratings for GDF SUEZ Alliance and GDF SUEZ SA were confirmed unchanged at Aa3/P-1 with a stable outlook by Moody’s, and A/A-1 with a positive outlook by Standard & Poor’s. Electrabel SA retained its A2 rating with a stable outlook from Moody’s.

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10.4 RESTRICTIONS REGARDING THE USE OF CAPITAL

At December 31, 2008, the Group had €11.4 billion in undrawn confirmed credit facilities (that can be used as back-up lines for commercial paper programs). 87% of these facilities are managed centrally and are not subject to financial covenants, credit ratios or ratings restrictions.

The Group also arranges credit facilities for certain subsidiaries’ whose financial documentation ratios linked to their financial results. These lines of credit are not guaranteed by GDF SUEZ SA or GIE SUEZ Alliance.

The definition and level of these covenants are determined in agreement with lenders and may be reviewed during the life of the loan.

The most frequently used ratios are listed below:

•

Debt service coverage ratio (free cash flow divided by principal plus interest costs), or interest coverage ratio (EBITDA divided by interest costs);

•

Loan life cover ratio (net present value of future cash flows divided by outstanding debt) is sometimes requested;

•

Debt/equity (gearing) ratio or a minimum level of equity.

At December 31, 2008, there were no reported payment defaults on the Group’s consolidated debt. All Group companies complied at year-end with the covenants and representations stipulated in their financial documentation, with the exception of:

•

four Energy Services Business Line companies and one Energy Europe & International Business Line company did not comply with certain financial covenants;

•

four Energy Europe & International Business Line companies and one SUEZ Environnement Business Line company did not comply with their documentation covenants.

However, these companies have not defaulted on their payment obligations and waivers are pending or have been granted. Moreover, the abovedescribed non-compliance has no impact on the financing facilities available to the Group.

10.5 PLANNED SOURCES OF FINANCING TO MEET COMMITMENTS STEMMING FROM INVESTMENT DECISIONS

10.5.1 CONTRACTUAL COMMITMENTS

The following table presents an estimate of contractual commitments at December 31, 2008 which may have an impact on the Group’s future cash flows. This estimate takes account of Group gross borrowings, operational finance leases and irrevocable commitments made by the Group to acquire fixed assets, and other long-term commitments.

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In millions of euros	Amounts by maturity
	Due in less than 1 year	Due in 1 to 5 years	Due in more than 5 years	Total
Net debt (incl. finance leases)	4,472	11,391	12,589	28,451
Operating leases	439	1,210	1,077	2,726
Non-cancelable purchase commitments *	2,741	2,516	29	5,285
Financing commitments given	3,773	488	2,554	6,814
Financing commitments received	1,785	10,162	1,589	13,536
Unused confirmed credit facilities	1,228	9,011	1,167	11,405
Other long-term commitments	568	365	296	1,229
* Net of sale commitments.

Contractual commitments may have a significant impact on operating income or Group sources of financing in the event of changes in the parameters underlying these specific arrangements.

The table above does not include obligations relating to pensions and other employee benefits. At December 31, 2008, payment commitments relating to pension and employee benefit obligations exceeded plan assets in an amount of €3,962 million, excluding (i) the amount due to the Group from Belgian inter-municipal companies following the outsourcing of a portion of the distribution activities; and (ii) the fair value of the assets of Contassur – GDF SUEZ Group’s pension fund management company in Belgium. For further information on these obligations, please refer to Section 20.2 – Note 18.3 of the Reference Document.

Capital expenditure commitments in an amount of approximately €1.2 billion are also included in the above table under “Other long-term commitments”. These commitments are primarily related to the construction of several power generation plants, and include purchases of turbines, gas power plants, cogeneration plants and incinerators (€886 million), and investments in connection with concession contracts (€343 million).

10.5.2 PLANNED SOURCES OF FINANCING

The Group expects that its funding requirements will be covered by cash on hand, cash flows from operating activities and, if need be, its existing credit facilities.

The Group may set up specific financing facilities on a project-by-project basis.

A total of €5.1 billion of the Group’s credit facilities and financing matures in 2009 (excluding €8.7 billion in commercial paper maturing in this timeframe). The GDF SUEZ Group has €8.6 billion in available cash (net of bank overdrafts) at December 31, 2008 and, as described in Section 10.4, €11.4 billion in available lines of credit (excluding drawdowns on the commercial paper program).

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11 INNOVATION, RESEARCH AND DEVELOPMENT, PATENTS AND LICENSE POLICY

11.1

RESEARCH AND INNOVATION

182

Innovation at the core of the GDF SUEZ strategy

182

A Global Network of R&D Centers

182

Significant Events in 2008

184

Innovation at SUEZ Environnement

186

11.2

INTELLECTUAL PROPERTY

189

11.2.1

Patents

189

11.2.2

Brands

190

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11.1 RESEARCH AND INNOVATION

INNOVATION AT THE CORE OF THE GDF SUEZ STRATEGY

In emphasizing responsible growth for its businesses (energy, energy services and the environment), GDF SUEZ sees its mission as tackling the major energy and environmental challenges: meeting energy needs, fighting against climate change and optimizing the use of resources. By placing research and innovation at the heart of its strategy, the Group is pursuing a two-fold objective: brighten the future in order to prepare for tomorrow’s technologies and meet market needs. Energy and environmental efficiency are one of the pillars of the programs led by its 1,200 researchers.

GDF SUEZ’s network of R&D centers and laboratories focuses on technological innovation in the areas leading the global trends of tomorrow:

•

security of supplies;

•

improved technical performance and better savings;

•

control of environmental impacts;

•

fight against global warming.

In 2008, the Research and Innovation Budget totaled €203 million, and the department possesses a portfolio of 1,992 patents, excluding SUEZ Environnement.

2008 was also the year of the development of Research and Innovation, which culminated in the International Gas Union Research Conference (IGRC) held in Paris from October 8 to 10, 2008, at the Cité des Sciences et de l’Industrie. As a founding member of the IGRC Foundation, GDF SUEZ was a platinum sponsor of the event and member of the National Organizing Committee. Over 800 researchers, engineers and international experts discussed the current issues affecting the sector: main strategies for the natural gas industry, new technologies, innovation in sustainable development and the efficiency of transport networks.

Convinced that only innovation predominates research and development, GDF SUEZ and SUEZ Environnement Company have established a proactive approach to stimulate and promote initiatives and innovative projects in the technical, sales and managerial fields by carefully examining proposals for various projects submitted by teams in the field.

GDF SUEZ and SUEZ Environnement Company essentially use two methods of identifying how to promote innovation and manage it: Innovation Initiatives Trophies which award the most innovative projects implemented in business units every year and Value-Creation Labels that assess the development of these projects over a three- or four-year period.

Seven major Group-wide Research and Innovation programs were launched in 2008: renewable energies, energy storage, intelligent metering and networks, offshore LNG, CO2 capture and storage, city and transport planning of the future and desalinization and the related energy.

A GLOBAL NETWORK OF R&D CENTERS

Research and Innovation activities are primarily conducted in specialized R&D centers:

•

The CRIGEN (Centre de Recherche et Innovation Gaz et Energies Nouvelles or Center for Research and Innovation in Natural Gas and New Energies) based in Saint-Denis and Alfortville in France. With 540 employees, its portfolio of 1,500 patents and 2008 budget of €100 million, the CRIGEN is ISO 9001-certified (industrial measurement activities and project management), ISO 14001-certified (environmental and industrial security) and COFRAC ISO 17025-certified (metering and materials and hydraulics testing on transport pipelines).

Its project portfolio covers 5 major areas:

-

development of offers: for the residential and services sector, industry, local communities and transportation (NGVs), notably thanks to its expertise in combustion, thermochemistry, l’analyse du cycle de vie (product life cycle analysis, or (CA);

-

“new energies”: renewable energies, decentralized energies, micro-cogeneration, energy storage and CCS (Carbone Capture and Storage),

-

gas infrastructures: network capacity issues and control of performance are important (safety of operation, management and service life). Expertise in natural gas safety is and will remain an essential part of the credit of GDF SUEZ,

-

LNG: through a selective R&D strategy based on liquefaction, transport and regasification, the CRIGEN ranks as the technological leader in specific areas: unloading arm, heat exchangers. It maintains and prepares the expertise of the future for LNG facilities and emerging projects,

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-

web innovation and mobility solutions for office workstations.

The CRIGEN has two expertise centers serving the regional industrial departments:

-

the Economic Research expertise center whose purpose is model-building for supply/demand balances, energy forecasts, model-building and simulation of energy prices, economy of the environment, the impact of climate on the Group’s businesses and the recovery and optimization of assets and asset portfolios,

-

the Renewable Energies in Construction expertise center in order to help define Group strategy on renewable energies. It is designed to be a technical back office for the Group’s Business Lines and Business Units in order to rapidly provide competitive global energy solutions to GDF SUEZ clients. Its role is to:

-

provide technical expertise to help define and qualify technical solutions and list suppliers as part of the development of commercial offers and supply contracts,

-

guide the Group on technological and market trends and assist in lobbying.

The expertise center is also developing an R&D program to boost the competitiveness of Group subsidiaries that produce photovoltaic cells or modules - particularly Photovoltech and Sulfurcell - and develop new renewable energy products and applications (notably by combining renewable energy and gas solutions).

•

The CRIGEN is involved in major international research projects:

-

major European projects such as CESAR (CO2 Enhanced Separation and Recovery), which followed up on the CASTOR program (CO2 from CApture to STORage), which brought together the main European energy specialists; EU-DEEP which develops network coordination technologies in order to manage decentralized energies and INTEG-RISK (Early Recognition, Monitoring and Integrated Management of Emerging, New Technology Related Risks),

-

major projects designed to face issues of transmission via pipelines, under the Pipeline Research Council International (PRCI)

The CRIGEN develops strong partnerships with the best research organizations such as the CEA (French Atomic Energy Commission), CNRS (French National Center for Scientific Research) and IMEC (Interuniversity Microelectronics Centre) as well as university laboratories including Polytechnique Montreal in Canada, École des Mines de Paris, Université Paris-Dauphine in France, Institut d’Économie Industrielle of the University of Toulouse 1 (Toulouse School of Economics).

In France, the CRIGEN participates in the competitiveness clusters TENERRDIS, DERBI and AXELERA, and has contributed to 30 projects of the Agence Nationale de Recherche (French National Research Agency) since it was set up.

•

The Exploration and Production Department oversees the Group’s R&D in the geosciences for the requirements of E&P and underground storage;

•

Laborelec, located near Brussels (with a subsidiary in Maastricht in the Netherlands), specializes in activities related to the production, distribution, and use of energy and sustainable development.

It is on the cutting edge in the control of energy quality and the knowledge of procedures and equipment for energy production, including renewable energy sources.

The monitoring of the behavior of equipment, particularly the vibratory control of rotating machines, is a special strength, as well as expertise on the behavior of gas turbine materials, high-pressure boilers, the use of biomass and the chemistry of process and cooling waters.

Laborelec develops and offers specialized services for industry essentially focused on energy efficiency. Its expertise is evident in all its four product lines:

-

“Electric and Metrological Systems”;

-

“Technology for Sustainable Procedures”;

-

“Electrotechnical Engineering Materials and Equipment”;

-

“Materials and Vibratory Control Technology”.

For certain highly sensitive activities, Laborelec’s professionalism and impartiality are guaranteed by ISO 17025 and ISO 9001 certifications.

Laborelec develops collaboration with a broad range of universities and prestigious schools:

-

In Belgium: Université Catholique de Louvain (UCL, Louvain-la-Neuve); Katholieke Universiteit Leuven (KUL, Louvain); Université Libre de Bruxelles (ULB, Bruxelles); Vrije Universiteit Brussel (VUB, Bruxelles); EHB (Erasmus Hogeschool Brussel, Erasmus University College Bruxelles); Universiteit Gent (UGE, Gand); ProFish Technology (fish protection technology), spin-off of the Université de Liège (ULg, Liège); Faculté Polytechnique de Mons (FPM, Mons), ISIC (Haute École Roi Baudouin, Mons), Université de Howest (University College West-Vlaanderen, Courtrai).

-

In Europe: Universities of Cardiff and Leeds, Institut d’Électronique du Sud (IES), Delft University of Technology (TU Delft), and as part of the COPOLA project: Lyon, Chambéry, Palaiseau, Paris Ensam, Paris Espci, Reims, Saint-Étienne, Strasbourg.

•

Elyo Cylergie, based near Lyon. Its capabilities are used in the energy services business. Special emphasis is placed on energy efficiency, minimizing environmental impact, health and comfort, and monitoring performance commitments.

Its research focuses on,

-

networks for heating and cooling,

-

energy management,

-

metrological and remote systems,

-

renewable energies and new energy technologies,

-

environment, health and comfort.

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Cylergie holds about ten patents and twenty Trophées de l’Innovation du Groupe (Group Innovation Awards), including two Grand Prizes. Its research partnerships include the CEA (French Atomic Energy Commission) and CNRS (French National Center for Scientific Research) as well as a number of competitiveness clusters.

•

Tractebel Engineering, with operations in Belgium, France, Italy, Poland, Romania, the Czech Republic, India, and Brazil, focuses its R&D activity on three lines:

-

sustainable energy (thermal energy production with low CO2 emissions and renewable energies),

-

nuclear energy,

-

transport and distribution networks,

Tractebel Engineering’s outstanding expertise in these areas is confirmed by its involvement in leading European research projects and the international renown of its products and brands (Eurostag, Coyne et Bellier, etc.).

GDF SUEZ nuclear research and innovation:

GDF SUEZ is pursuing its various R&D projects in the following areas:

-

surface or deep deposit of nuclear waste,

-

decommissioning and dismantling of nuclear facilities,

-

improvement of existing technologies,

-

safe life extension of facilities,

-

chemistry of primary, secondary and tertiary circuits,

-

participation in the development of new technologies (GEN IV, ITER, etc.).

As such, the Group collaborates on R&D programs with the CEA, SCK/CEN (Belgian Nuclear Research Center), EPRI (Electric Power Research Institute), AREVA (NP and NC), ONDRAF (Belgian Agency for Radioactive Waste and Enriched Fissile Materials) and others.

SIGNIFICANT EVENTS IN 2008

GDF SUEZ’s results in Research and Innovation in 2008 notably include progress in the following areas:

•

Secure Energy Supply

-

a first-ever for the CRIGEN in 2008: successful testing for the qualification of an LNG unloading system by flexible hose. The qualification of this new flexible hose has made inroads into the possibility of building the first offshore LNG facility. This new LNG transport system is based on a major innovation: a large-diameter, flexible cryogenic hose manufactured in the Seine Maritime department in France. Called the Amplitude-LNG Loading System (ALLS), it is the first system including a flexible hose adapted to difficult sea conditions. This new flexible hose can be used for the transport of LNG at start and end points of the LNG chain to an offshore or coastline terminal, guaranteeing maximum availability of facilities. This innovation also meets the growing need of the LNG industry for offshore facilities and represents an alternative for traditional onshore transport systems,

-

in partnership with the ADEME (French Environment and Energy Management Agency) and the European Commission, the CRIGEN organized the third international conference on the Integration of Renewable and Distributed Energy Resources, which took place in Nice, France, from December 10 to 12, 2008. This set of conferences, notably organized by the EU-DEEP project, aims to foster the exchange between US, European and Japanese operators involved in these issues,

-

in 2008, Laborelec built an electricity micro-network at its Linkebeek site. The energy produced on the site itself by solar panels and a wind farm is distributed to local consumers. Its experts are notably using this facility to examine the stability, performance and quality of the different energy sources linked to the network,

•

Improved Technical and Economical Performance

-

in 2008, the CRIGEN rolled out 2,000 Dispositif de Protection des Branchements Existants (existing connection protection systems, or DPBE) across the GrDF natural gas distribution network: a new technology for securing existing connections, these systems are used to stop the flow of natural gas in the case of excess flow due to a connection leak. Seven patents protect this device, the first of its kind,

-

in 2008, the CRIGEN conducted the first renovation program using the 3Cep system for evacuation combustion products. This major new technology can be used to facilitate the development of condensing boilers in new housing or renovation in old housing. Moreover, two successful demonstrations of electric boilers (an ecological heating system using natural gas) were carried out: the Whispergen boilers in the Rhône-Alpes region integrated into the existing system and a new electric boiler in a new building, which won an award in the challenge des maisons innovantes (Innovative Houses Challenge) organized by the Union des maisons françaises (French Houses Union),

-

Laborelec made significant headway in 2008 on its “Combustion Dynamics Monitoring and Tuning (CDM&T)” project which affords gas power plants considerable advantages, enabling them:

-

to strike an optimal balance between stability of combustion and environmental performance,

-

to reduce the number of unplanned shutdowns by automatically informing operators of combustion oscillation, thus allowing them to take the time necessary to implement the appropriate measures.

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•

Control of Environmental Impacts

-

the CRIGEN is closely involved in the methodological development concerning life cycle analysis (LCA). It monitors and steers the work of the Research Chair in Life Cycle Management of Polytechnique Montréal. In 2008, the CRIGEN completed the LCA of uses of natural gas for producing electricity and heat in France, in collaboration with the Paul Scherrer Institute. This study should be published in 2009 and will be the first of its kind for a European gas field,

-

as part of the supervision of the European work group, Marcogaz, the CRIGEN updated the LCA of natural gas distributed in Europe and cooperates with the European LCA database project (ELCD). It also completed the LCA of the electricity produced and supplied by Gaz de France in 2007. At the same time, LCAs of different energy systems were conducted to strengthen Group offers. The CRIGEN also initiated the development of environmental assessment tools for local communities,

-

in light of the major efforts made to reduce greenhouse gas emissions and local pollutants in transport, NGVs (Natural Gas Vehicul) offer substantial advantages: environmentally friendly (25% less CO2 than fuel) and immediate availability. The combination of NGV technology with hybrid vehicle technology boosts the environmental benefit of NGVs. In partnerships, GDF SUEZ developed two NGV hybrid prototype vehicles:

-

a single fuel NGV micro-hybrid Smart car (equipped with the Stop & Start system): CO2 emissions are 84g/km and current optimization will reduce that figure to less than 80g of CO2/km (30% of the CO2 of a fuel model), presented at the Paris Motor Show in October 2008,

-

a single fuel NGV full-hybrid Prius with CO2 emissions of 78g CO2/km (i.e. 25% less than a fuel Prius). This vehicle won the gold medal in the 2006 Challenge Bibendum.

To increase the advantage of NGVs in this area, GDF SUEZ teams are working on the ANR project to develop post-processing 3-way catalysts especially for NGVs, for improvement in performance. The last area of improvement on which GDF SUEZ is focusing is the integration of bio-methane in NGVs. In addition to its renewable quality, bio-methane is totally compatible with and can easily be incorporated into NGVs, offering a theoretical potential for reducing CO2 emissions by about 55% (1).

-

the CRIGEN pursued its development and classification of technologies producing low air pollution such as:

-

the implementation of technologies for energy-efficient, flameless oxidation burners (ultra-low NOx) on steel furnaces (cooperation with ARCELORMITTAL) and glass-makers (cooperation with ASAHI GLASS and OWENS-ILLINOIS),

-

the development of combustion technology using synthetic air, in order to obtain CO2-concentrated fumes that are easier to capture, to be integrated into existing furnaces.

-

water intake by power plants can seriously affect fish populations in rivers. Although many power plants currently use technologies such as flash illumination, acoustic barriers and electric shock systems, none of these methods is effective enough to repel all species of fish. The system developed by ProFish Technology and Laborelec in 2008 is a completely different approach. It is based on the emission of very low frequency ultrasound signals. The fish mortality rate is expected to be reduced by 85%.

•

Fight Against Global Warming

-

in 2008, the CRIGEN developed an ambitious, innovative project in the production of green methane gas: GAYA, a platform of demonstration plants on gasification. The Research and Innovation teams of GDF SUEZ have implemented the GAYA project, which aims to create a reliable and profitable green methane production division that can be sold as a biofuel or combustible gas that can be transported via the natural gas network. The project is based on the operation of a platform of demonstration plants unique in Europe that would be used to approve technologies and bring together stakeholders and expertise. In synergy with the GAYA project, a project developed by the Energy Services Business Line was selected by the MEEDDAT (Department of Ecology, Energy, Sustainable Development and Territorial Development) for the construction of a cogeneration unit (production of electricity and heat) by wood gasification as part of a bid for electricity production using biomass launched by the Commission de Régulation de l’Energie (French Energy Regulator, or CRE). The projects are located near each other, in La Rochette in Savoie, in order to harness a number of synergies.

-

as regards control of CO2 emissions of industrial facilities, notably power plants, GDF SUEZ is pursuing a number of initiatives to study CO2 capture and geological storage. A Group program was set up at the end of 2008, capitalizing on the many Research and Innovation measures taken in this area by the different Business Lines and Divisions of the Group. The two following projects are prime examples of the initiatives taken by GDF SUEZ in 2008:

-

with its partners, the CRIGEN is developing an innovative cryogenic CO2 capture technology that can take advantage of the frigories in the LNG in terminals in order to increase the efficiency of the process, cut costs and hence harness synergies between LNG terminals and thermal power plants located in the vicinity,

-

in collaboration with Hitachi and E.ON, Electrabel is developing a pilot project on post-combustion CO2 capture. This project is in the phase of pre-assembling components/containers and will be subject to a final review for permits prior to activation. This test facility can treat up to 5,000 Nm3/h of fumes in real conditions (1t/h of CO2 captured). The facility is “mobile” and will be operated at Electrabel and E.ON power plants over a four-year period.

(1)

Study conducted by the Wuppertal Institute and PSI – International JRC Conference on Transport and Environment - March 2007.

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-

Laborelec has developed an intelligent network for the Princess Elisabeth Research Station, a project of the International Polar Foundation. The on-site implementation will confirm that the innovative concept proposed can maintain the balance between energy consumption and energy production with intermittent renewable energy sources (PV, wind). The Princess Elisabeth Station was designed to be the most energy friendly base in Antarctica and the most efficient base to date. The scientific station will not only produce its own emission-free electricity, but it will also use efficiently produced energy.

INNOVATION AT SUEZ ENVIRONNEMENT

Innovation at SUEZ Environnement is part of its strategy to meet the needs of today’s clients and anticipate their future needs. The major efforts made in innovation ensure productivity gains for production tools and contribute to financial profitability. Innovation is also used to improve environmental performance, whether in terms of impact on the climate, impact on resources or impact on biodiversity. Research, technological development and expertise are the resources used by the Group to improve the economic and environmental performance of our operations and the technological developments expected by our clients. In 2008, the Group invested €65 million in research, technological development and innovation.

This Research and Innovation policy is based on the work of experts in operational units, research programs developed in the Group’s R&D Centers and the coordination of the innovation policy to foster dialogue between researchers and experts and to deliver innovative offers and services to our clients.

In all, there are over 400 researchers and experts working full-time on technological Research and Development projects in the R&D centers and in expert networks. Moreover, in a move to combine the R&D efforts of the Group’s different operational units in the water businesses and promote joint research programs, Lyonnaise des Eaux, Agbar, United Water, Northumbrian Water and SUEZ Environnement have formed the partnership R+i Alliance. R+i Alliance has notably been conducting research on the control of algae and odors, energy efficiency, dynamic management of rainwater or the relation between water and health. The R+i Alliance 2008 budget totaled €8 million.

Outside the Group, a number of partnerships with public entities (for example, Cemagref, CNRS, University of Tongji, University of California Los Angeles (UCLA)) and private entities or even expertise and innovation networks like competitiveness clusters (namely Axelera, Advancity, Vitagora) are helping to step up the Group’s research and development efforts while benefiting from the collaboration with some of the best research teams in the world. Of note in 2008 is the very high success rate (60%) of its R&D centers in calls for project proposals by the Agence Nationale de la Recherche (French National Research Agency, or ANR) on ecotechnology or health issues.

Finally, convinced that only innovation predominates research and development, SUEZ Environnement has established a proactive approach to stimulate and promote initiatives and innovative projects in the technical, sales and managerial fields by carefully examining proposals for various projects submitted by teams in the field.

The Main R&D Programs

In addition to working to solve the major issues posed by health and environmental risks, the Group’s research and development efforts also aim to face the challenges of sustainable development:

•

Fighting climate change is an important issue, and the Group intends to offer solutions resulting from its research and development efforts.

In water and waste, a number of programs are now devoted to reducing greenhouse gases, energy recovery and the development of the potential of renewable energies: energy production using biogases from biomass (landfill site, sludge treatment), energy savings, increased energy recovery from incineration units, use of renewable energies linked to treatment processes, recovery of heat from wastewater (Degrés Bleus), reduction of greenhouse gases from waste collection offer a few examples of the research and innovation undertaken by the Group.

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For example, household waste collection, waste compression at the receptacle (Cyclabelle), pneumatic transfer and the partnership with Renault to develop alternative hybrid carburetion are innovations intended to reduce disruptions caused by collection trucks and their greenhouse gas emissions.

Moreover, the impact of the incineration directive has placed emphasis on the need to optimize incineration. Instruments used to simulate fluid dynamics, calculated by computer and developed several years earlier in the water area, were transferred to incineration activities to provide simulation tools to control the operations of incineration plants.

•

Limiting the impact of Group activities on resources is another major sustainable development issue.

In order to limit the impact of the Group’s activities, research, development and innovation efforts have gone towards both recycling of matter in the waste treatment business and wastewater reuse, including sea water desalinization.

In waste management, the Group has launched major programs to improve the treatment of solid waste through the recycling of matter (plastic, rubber, metals) or composting organic waste.

In upstream sorting methods, the Group is working on improving automated sorting techniques such as optical sorting of bottles or flotation sorting of demolition wood or metals. The purpose is to reduce the burden of the work as well as to increase global sorting efficiency, allowing for an increase in business recycling rates.

Research efforts are intensifying on materials recycling in order to meet market expectations. In this case, close collaboration with manufacturers is vital. The Group is developing methods for the disassembly of large equipment, such as aircraft, to allow it to reuse these parts, through materials recycling (metals, for example).

In the water businesses, Degrémont, continuing its leadership in the field of desalinization by reverse osmosis, has recently patented a membrane pre-treatment process using micro-coagulation, a process which allows flow over the membranes to be increased significantly.

The Group is active in the very large desalinization markets (Perth, for example) through Degrémont as well as in smaller markets involving fresh water membrane treatment through Ondeo Industrial Solutions. A standard skid combining ultrafiltration and reverse osmosis units on the same platform was developed in 2007 and integrated into the service offer of Ondeo Industrial Solutions to treat surface water and industrial wastewater. This skid is to be used for outputs ranging from 5 to 50 m3/h.

In the field of disinfection using ultraviolet light, Degrémont has expanded its range of products in order to meet the needs for higher flow systems. This range of products sold directly by Degrémont Technologies, but also integrated into Degrémont’s turnkey solutions, is adapted to drinking water and urban or industrial wastewater.

More generally, in the area of industrial waste water, the research center in Shanghai, in collaboration with the Shanghai Chemical Industrial Park, has allowed it to strengthen its expertise in the classification of special effluents and optimization of their treatment, lending an additional advantage to Ondeo Industrial Solutions.

In terms of controlling the impact on water resources, significant work is currently being done to increase the technical yield of drinking water networks and reduce leaks in order to avoid wasting water resources. This program also faces the challenge of renewing infrastructures, be it drinking water canalization networks or sanitation systems for communities. It is important to determine their remaining useful life depending on local conditions, their age, and the specific nature of the materials used to implement a “sustained maintenance” policy for underground systems. Thanks to the significant results obtained, changes will be made to Group specifications for certain products and the implementation of best practices will be completed. The program has three main focuses: the classification of systems, the management and maintenance of these systems and investment forecasts.

Real-Time Consumption Monitoring

Lastly, an innovative program on real-time consumption monitoring was also launched (Aviz’eau). The purpose is to develop tools to control consumption for water consumers to allow greater general knowledge of network flows in order to optimize them.

•

More generally, minimizing environmental impact is one of the main objectives of the Group’s research and development

Controlling Odor Pollution

SUEZ Environnement has brought together nine business units (Lyonnaise des Eaux, SITA France, SITA FD, Agbar, Degrémont, Fairtec, Terralys, United Water, Ondeo Industrial Solutions) around a major odor pollution control program in the vicinity of its sewage and sanitation facilities.

Currently, the Group is experienced in measuring and model building for odor dispersal systems; it can identify emissions from numerous sources and has remedial resources at its disposal. An olfactometry laboratory was set up to analyze odors and train Group staff and residents living near Group facilities. This expertise can be used to design new facilities with adapted odor control systems and, in collaboration with members of the local community, pinpoint the appropriate corrective measures in the event of a crisis.

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Dynamic Rainwater Management

A major program for the projecting and real-time control of rainwater was started in 2006. The purpose is to limit disruptions caused by storm flooding in the event of environmental restrictions on river waters and to offer new services to municipalities within the framework of regulatory restrictions on bathing waters. The purpose of this program is to develop appropriate tools for real-time forecasts, alerts and optimization for rainwater systems, focusing on the quality of water, efficiency of treatment businesses and the measurement of quantities.

•

Health and Environmental Risks

Lastly, in line with its tradition, the Group is continuing to invest significantly in sanitary monitoring programs related to drinking water quality, to ensure the perfect food quality of water distributed to its consumers’ taps. SUEZ Environnement has the world’s leading laboratories in the area. Consequently, the Group participates, in conjunction with French and worldwide health authorities, in analyzing and continuously monitoring the actual risks of emerging pollutants, their potential pathogenic effects and the adaptation of technologies to the elimination of these pollutants in the current or new waste treatment businesses.

In 2009, the Group intends to pursue its innovation strategy with increased efforts to improve its environmental performance.

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11.2 INTELLECTUAL PROPERTY

11.2.1 PATENTS

•

The CRIGEN:

Ten patents were filed in 2007 and four in 2008. These last four concerned:

-

an electronic system used to identify each conductor among the conductors in a cable containing several strands, with each strand identified using a magnetic switch,

-

equipment used to encapsulate a flow control system called “DBPE” in a sheath before it is inserted in a gas pipeline,

-

equipment to install flow control system in gas piping,

-

a process used to determine the integrity of steel piping systems for the transmission of pressurized fluids.

An inventory of the patents held by the different research centers of GDF SUEZ Group was taken in order to group them together into a single management unit. The portfolio of intangible assets comprised of patents, designs and models, brands and domain names is managed by a dedicated entity.

As of end-2008, the GDF SUEZ Group portfolio covered 197 patent categories with over 1,000 patents filed abroad. One quarter of the portfolio of patents is jointly held with external companies or research institutes.

One third of these patents are licensed to companies who sell these technologies for Group Business Units as well as on international markets.

It should also be noted that there has been an increase in the number of software end user licenses granted to third parties. This software is developed by the CRIGEN and includes applications for the financial economy (Quantistock, Opti-Atm, etc.), simulation of physical phenomena (LNGMASTER, Gaspack, Prepre2, etc.), network management models (Carpathe, Bambou, etc.), and surveillance and analysis (Ramces, etc.).

Domain names are purchased on a centralized basis. A large number of names were purchased in 2008 for a total of over 1,800 in the portfolio.

•
SUEZ Environnement

SUEZ Environnement places the greatest importance on the development and protection of its industrial property assets, brands and particularly its patents. The Group strongly believes that these assets contribute to the added value of the services it offers to its clients. The Group’s protection of intellectual property is handled by a central unit based at Degrémont.

The Group possesses a portfolio of 301 patent categories.

In 2008, the Group filed 23 patents. The Group filed 14 patents in 2007 and 18 patents in 2005.

Patents are filed under SUEZ Environnement or under the names of its subsidiaries, such as Degrémont, Lyonnaise des Eaux France, SITA France or Safege. They cover all the water and waste businesses.

Patents are generally filed in the home country, then a request is submitted for an extension to national patents under the Patent Cooperation Treaty.

The Group holds about 2,000 national patents filed in over 70 countries.

Patentable inventions may come from a number of sources:

-

Group Research Centers,

-

pooling of research resources within the Group (R+i Alliance, etc.),

-

one-off collaborations with partners (universities, laboratories, etc.),

-

operational subsidiaries (patent generally first filed by the subsidiary, extensions are then handled by the Group after transfer).

These patents protect products, for example a biological reactor used to treat wastewater or household trash cans that compress waste. They also protect processes, for instance the treatment of wastewater from small communities in reed beds or the treatment of rainwater for large cities. Major efforts are made to protect operating techniques for plants or services: many patents involve captors, regulation, or the optimization of operations.

As regards the environment, an area where competition is fierce, the protection offered by patents is essential to apply the innovations of the R&D department in the long term. However, much of the expertise remains protected by confidentiality laws.

Procedures are implemented to reassess patents based on the businesses, so that only those patents covering an existing market are kept.

This portfolio, with its wide variety of patents, is an important and reliable intangible asset.

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11.2.2 BRANDS

In 2008, Research and Innovation filed the GDF SUEZ (word and semi-figurative) trademarks and GDF SUEZ with its slogan “Rediscovering Energy” in different languages across the world (over 60 brands). The year 2008 saw the merger of the portfolio of the Gaz de France and SUEZ brands (just under 2,000 brands).

SUEZ Environnement had about 500 brands at December 31, 2008.

As part of the Spin-off, SUEZ and SUEZ Environnement signed a brand license agreement described in Section 16.2.1 of this Reference Document.

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12 INFORMATION ON TRENDS

See sections 6.1.2 and 9.8.

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13 PROFIT FORECASTS OR ESTIMATES

None.

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14 ADMINISTRATIVE BODIES AND GENERAL MANAGEMENT

14.1

INFORMATION CONCERNING THE ADMINISTRATIVE BODIES

196

Composition of the administrative bodies of GDF SUEZ

196

Directors in office at the date of this document

198

Information concerning the Directors in office

201

Independence of Directors in Office

211

14.2

NON-VOTING DIRECTORS

215

14.3

GOVERNMENT COMMISSIONER

216

14.4

INFORMATION CONCERNING GENERAL MANAGEMENT

217

14.5

COMPOSITION OF THE COMMITTEES OF THE BOARD OF DIRECTORS

217

Permanent committees

217

Other committees

219

14.6

CONFLICTS OF INTEREST IN ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES AND GENERAL MANAGEMENT

220

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14.1 INFORMATION CONCERNING THE ADMINISTRATIVE BODIES

COMPOSITION OF THE ADMINISTRATIVE BODIES OF GDF SUEZ

Until the date of the merger of SUEZ with Gaz de France on July 22, 2008, the Company was administered by a Board of Directors, with 18 members, formed in accordance with the provisions of amended Law 83-675 of July 26, 1983 related to the democratization of the public sector and the provisions of the amended Decree-Law of October 30, 1935 organizing the French State’s financial control over companies that rely on State financial assistance. The Board of Directors of Gaz de France, comprised 18 members, of which six representatives of the State named by decree, six members appointed at the General Shareholders’ Meeting in accordance with the provisions of the French Commercial Code governing joint stock companies and six employee representatives elected in accordance with the provisions of Chapter II of the aforementioned law.

The transfer of the majority stake of the Company to the private sector on July 22, 2008 immediately nullified the terms of office of the Directors representing the State as well as those of the employee representatives elected under the terms of the Law of July 26, 1983.

In order to account for the rules governing the composition of the Board of Directors that apply following the merger, the General Shareholders’ Meeting of July 16, 2008 of Gaz de France decided to terminate the functions of the Directors it had elected with effect from July 22, 2008.

The terms of office of all Gaz de France Directors were consequently terminated on July 22, 2008, namely:

•

Directors representing the State: Paul-Marie Chavanne, Philippe Favre, Pierre Graff, Xavier Musca, Florence Tordjman and Édouard Vieillefond;

•

Directors elected by the General Shareholders’ Meeting: Jean-François Cirelli, Jean-Louis Beffa, Aldo Cardoso, Guy Dollé, Philippe Lemoine, Peter Lehmann; and

•

employee representatives: Anne-Marie Mourer, Olivier Barrault, Bernard Calbrix, Jean-François Le Jeune and Yves Ledoux.

Since the date of the merger of SUEZ with Gaz de France on July 22, 2008, in accordance with Article 13 of the bylaws, the Company has been administered by a Board of Directors comprising a maximum of 24 members, until the close of the Ordinary Shareholders’ Meeting called in 2010 to approve the financial statements for fiscal year 2009, including:

•

thirteen Directors appointed at the General Shareholders’ Meeting in accordance with the provisions of the French Commercial Code governing business joint stock companies;

•

seven State representatives appointed in accordance with the provisions of Article 2 of the amended Decree-Law of October 30, 1935; and

•

three Directors representing the employees of the Company and those of its, direct or indirect subsidiaries (defined in accordance with the law), whose registered office is located on French territory (including one Director elected by the employees of the engineers, executives and equivalents category), appointed as laid down by Articles L. 225-27 et seq. of the French Commercial Code and Article 13.1 and 13.3 1 of the bylaws, which require their appointment within a period of six months as from the transfer of the majority of the Company’s share capital to the private sector.

At the date of this Reference Document, three Directors representing the employees were elected on December 18, 2008, two of which are from the category “other employees” and one representing employees of the engineers, executives and equivalents category elected on January 20, 2009. They took on their duties on the Board of Directors on January 21, 2009. As a result, the Board of Directors had no members representing the employees from July 22, 2008 to January 20, 2009.

•

one Director representing employee shareholders appointed as laid down by the provisions of Article L. 225-23 and the fourth paragraph of Article L. 225-106 of the French Commercial Code.

At the date of this Reference Document, the appointment of the Director representing the employee shareholders mentioned in Article 13.3 2 of the bylaws is scheduled on the agenda of the Annual General Meeting of May 4, 2009, in accordance with said article which requires the appointment of the Director representing employee shareholders at the first Ordinary Shareholders’ Meeting after the transfer of the majority of the share capital to the private sector.

At the close of the Ordinary Shareholders’ Meeting called in 2010 to approve the financial statements for fiscal year 2009, it is specified that, in accordance with the provisions of Articles L. 225-17, L. 225-23 and L. 225-27 of the French Commercial Code, the Company will be administered by a Board of Directors comprising a maximum of 22 members, of which 12 Directors appointed at the General Shareholders’ Meeting in application of the provisions of the French Commercial Code, six State representatives appointed in accordance with the provisions of Article 2 of the amended Decree-Law of October 30, 1935, three Directors elected by the employees and one Director representing shareholder employees appointed under the terms set out in the bylaws.

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Given these new rules governing the composition of the Board of Directors set out above, the Directors in office at the date of this Reference Document are listed below with their appointment method and the length of their term of office.

Directors elected at the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008	Length of term of office
Gérard Mestrallet	Four years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2011
Jean-François Cirelli	Four years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2011
Jean-Louis Beffa	Four years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2011
Paul Desmarais Jr.	Four years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2011
Jacques Lagarde	Four years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2011
Anne Lauvergeon	Four years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2011
Lord Simon of Highbury	Four years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2011
Edmond Alphandéry	Three years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2010
Aldo Cardoso	Three years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2010
René Carron	Three years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2010
Albert Frère	Three years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2010
Thierry de Rudder	Three years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2010
Étienne Davignon	Two years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2009

Directors representing the State appointed by Ministerial order of July 16, 2008 *	Length of term of office
Jean-Paul Bailly

Out of the seven Directors representing the State, six Directors have a four-year term of office, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2011, and one Director has a two-year term of office, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2009, in accordance with the rules governing the composition of the Board of Directors set out in Articles 13.1 and 13.2 of the bylaws.

Pierre-Franck Chevet
Pierre Graff
Claude Mandil (a)
Xavier Musca (b)
Jean-Cyril Spinetta
Édouard Viellefond

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Directors representing the State appointed by Ministerial order of March 27, 2009 **	Length of term of office
Ramon Fernandez (c)

Out of the seven Directors representing the State, six Directors have a four-year term of office, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2011, and one Director has a two-year term of office, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2009, in accordance with the rules governing the composition of the Board of Directors set out in Articles 13.1 and 13.2 of the bylaws.

*

Published in the Official Journal of July 17, 2008.

**

Published in the Official Journal of March 31, 2009.

(a)

Claude Mandil submitted his resignation as Director representing the State on the Company’s Board of Directors on November 3, 2008, and has not yet been replaced as at the date of this Reference Document.

(b)

Xavier Musca submitted his resignation as Director representing the State on the Company’s Board of Directors on March 4, 2009.

(c)

Replacing Xavier Musca

Directors representing the employees in office as of January 21, 2009	Length of term of office
Anne-Marie Mourer Elected on January 20, 2009, representing employees in the engineers, executives and equivalents category	Four years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2012
Alain Beullier Elected on December 18, 2008, representing the “other employees” category	Four years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2012
Patrick Petitjean Elected on December 18, 2008, representing the “other employees” category	Four years, expiring at the close of the General Shareholders’ Meeting held to approve the financial statements for the year ending December 31, 2012

Directors representing employee shareholders at the date of this Reference Document

At the date of this Reference Document, the Board of Directors had no Director representing employee shareholders. One such representative will be appointed at the General Shareholders’ Meeting to be held on May 4, 2009, in accordance with the provisions of the French Commercial Code and the Company bylaws.

Pursuant to Article 13.6 of the Company’s bylaws, each Director must hold at least fifty (50) Company shares, unless exempted pursuant to applicable legislative or regulatory provisions. This obligation does not apply to representatives of the State or employee shareholders representatives, (a table showing the number of shares and stock options personally owned by the corporate officers is available in section 15.4 of this Reference Document).

DIRECTORS IN OFFICE AT THE DATE OF THIS DOCUMENT

Directors elected at the General Shareholders’ Meeting of July 16, 2008
	First appointment	Most recent appointment	Address
Gérard Mestrallet (60 years old) Chairman and Chief Executive Officer	07/16/2008	07/16/2008	GDF SUEZ 22, rue du Docteur Lancereaux 75008 Paris
Jean-François Cirelli (50 years old) Vice-Chairman, President	09/15/2004	07/16/2008	GDF SUEZ 22, rue du Docteur Lancereaux 75008 Paris

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Directors elected at the General Shareholders’ Meeting of July 16, 2008
	First appointment	Most recent appointment	Address
Albert Frère * (83 years old) Vice-Chairman and Director	07/16/2008	07/16/2008	Groupe Bruxelles Lambert avenue Marnix 24 B-1000 Brussels
Edmond Alphandéry * (65 years old) Director	07/16/2008	07/16/2008	CNP Assurances 4, place Raoul-Dautry 75015 Paris
Jean-Louis Beffa * (67 years old) Director	11/20/2004	07/16/2008	Saint-Gobain 18, avenue d’Alsace 92096 La Defence Cedex
Aldo Cardoso * (53 years old) Director	11/20/2004	07/16/2008	45, boulevard Beauséjour 75016 Paris
René Carron * (66 years old) Director	07/16/2008	07/16/2008	Crédit Agricole SA. 91-93, boulevard Pasteur 75015 Paris
Étienne Davignon * (76 years old) Director	07/16/2008	07/16/2008	SUEZ-TRACTEBEL place du Trône, 1 B-1000 Brussels
Paul Desmarais Jr. * (54 years old) Director	07/16/2008	07/16/2008	Power Corporation du Canada 751 square Victoria, Montreal, H2Y 2J3 Quebec
Jacques Lagarde * (70 years old) Director	07/16/2008	07/16/2008	1314 Arch Street, Berkeley, CA 94708, USA
Anne Lauvergeon * (49 years old) Director	07/16/2008	07/16/2008	Areva 33, rue la Fayette 75009 Paris
Thierry de Rudder * (59 years old) Director	07/16/2008	07/16/2008	Groupe Bruxelles Lambert avenue Marnix, 24 B-1000 Brussels
Lord Simon of Highbury * (69 years old) Director	07/16/2008	07/16/2008	53 Davies Street, London W1K 5JH, UK
* Independent Director.

Directors representing the State appointed by Ministerial order of July 16, 2008
	First appointment	Most recent appointment	Address
Jean-Paul Bailly (62 years old) Director	07/16/2008	07/16/2008	La Poste 44, boulevard de Vaugirard – CPF 601 75757 Paris Cedex 15
Pierre-Franck Chevet (47 years old) Director	07/16/2008	07/16/2008	Ministry of Ecology, Sustainable Development and Planning Department of Energy and Climate Arche de la Défense Paroi Nord 92055 La Défense Cedex
Pierre Graff (61 years old) Director	08/10/2007	07/16/2008	Aéroports de Paris 291, boulevard Raspail 75014 Paris
Claude Mandil (a) (67 years old) Director	07/16/2008	07/16/2008	6, rue du plateau Saint-Antoine 78150 Le Chesnay
Xavier Musca (b) (49 years old) Director	09/08/2006	07/16/2008	Office of the President of France Palais de l’Elysée 55, rue du Faubourg-St-Honoré 75008 Paris

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Directors representing the State appointed by Ministerial order of July 16, 2008
	First appointment	Most recent appointment	Address
Jean-Cyril Spinetta (65 years old) Director	07/16/2008	07/16/2008	Air France KLM 45, rue de Paris 95747 Roissy Charles de Gaulle Cedex
Édouard Vieillefond (38 years old) Director	09/08/2006	07/16/2008	Ministry of Economy, Industry and Labor. French Gouvernment Shareholding Agency - Energy Sector 139, rue de Bercy 75012 Paris
(a) Until November 3, 2008. (b) Until March 4, 2009.

Director representing the State appointed by Ministerial order of March 27, 2009
	First appointment	Most recent appointment	Address
Ramon Fernandez (c) (41 years old) Director	03/27/2009	03/27/2009	Ministry of Economy, Industry and Labor Department of the Treasury and Economic Policy French Gouvernment Shareholding Agency - Energy Sector 139, rue de Bercy Télédoc 230 75572 Paris Cedex 12
(c) Replacing Xavier Musca

Directors representing employees and employee shareholders

At January 20, 2009, the Board of Directors had no member representing employees and employee shareholders.

The new members representing the employees, elected by employee vote, took office on the Board of Directors on January 21, 2009.

The member representing employee shareholders will be appointed by the General Shareholders’ Meeting of May 4, 2009, in accordance with the provisions of the French Commercial Code and the bylaws.

Directors representing the employees, elected to take office on January 21, 2009
	First appointment	Most recent appointment	Address
Anne-Marie Mourer (49 years old) Director	07/01/2007	01/21/2009	GrDF Sud-Est Immeuble VIP 66, rue de la Villette 69425 Lyon Cedex 03
Alain Beullier (45 years old) Director	01/21/2009	01/21/2009	Elengy 8, quai Émile Cormerais BP 90347 44816 Saint-Herblain Cedex
Patrick Petitjean (56 years old) Director	01/21/2009	01/21/2009	GRTGaz 26, rue de Calais 75009 Paris
Secretary of the Board of Directors: Patrick van der Beken

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INFORMATION CONCERNING THE DIRECTORS IN OFFICE

1. Directors elected at the General Shareholders’ Meeting

Gérard Mestrallet, born April 1, 1949 in Paris (8th district), is a French citizen.

A graduate of the prestigious French engineering school, École Polytechnique, and the École Nationale d’Administration, Gérard Mestrallet joined compagnie de SUEZ in 1984 as Vice-President, Special Projects. In 1986, he was appointed Executive Vice-President for Industrial affairs and then in February 1991, Executive Director and Chairman of the Management Committee of Société Générale (Belgium). In 1995, he became Chairman and Chief Executive Officer of compagnie de SUEZ and in June 1997, Chairman of the SUEZ Lyonnaise des Eaux Executive Board. Former Chairman and Chief Executive Officer of SUEZ, Gérard Mestrallet was appointed Chairman and Chief Executive Officer of GDF SUEZ on July 22, 2008. He is also Chairman of the Association Paris Europlace and a member of the Board of the Institut Français des Administrateurs (French institute of corporate Directors).

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Chairman and Chief Executive Officer

Chairman of the Board of Directors of GDF SUEZ * Energy Services, SUEZ Environnement Company *, SUEZ-TRACTEBEL (Belgium)

Vice-Chairman of the Board of Directors of Electrabel (Belgium), Aguas de Barcelona * and Hisusa (Spain)

Director of Saint-Gobain * (France), Pargesa Holding SA * (Switzerland)

Member of the Supervisory Board of Axa *

Chairman and Chief Executive Officer of SUEZ *

Chairman of the Board of Directors of SUEZ Environnement *, Hisusa (Spain)

Electrabel (Belgium)

Director of Crédit Agricole SA *

Member of the Supervisory Board of Taittinger

* Listed companies.

Jean-François Cirelli, born July 9, 1958 in Chambéry (Savoie), is a French citizen.

A graduate of the Paris Institut d’Études Politiques and the École Nationale d’Administration, Jean-François Cirelli also holds a law degree. From 1985 to 1995, he held positions in the Treasury Department in the Ministry of Economy and Finance before becoming a technical advisor to the Office of the President of the Republic from 1995 to 1997, then economic advisor from 1997 to 2002. In 2002, he was appointed deputy chief of staff for Prime Minister Jean-Pierre Raffarin, for economic, industrial and social matters. Former Chairman and Chief Executive Officer of Gaz de France, Jean-François Cirelli was appointed Vice-Chairman, President of GDF SUEZ on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Vice-Chairman, President

Chairman of the Board of Directors of Electrabel (Belgium)

President of the Gaz de France Foundation

Member of the Board of Directors of Neuf Cegetel *, GDF SUEZ Energy Services, SUEZ Environnement Company *, SUEZ-TRACTEBEL (Belgium)

Member of the Supervisory Board of Atos Origin *

Chairman and Chief Executive Officer of Gaz de France *
* Listed companies.

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Albert Frère, born February 4, 1926 in Fontaine l’Évêque (Belgium), is a Belgian citizen.

After having occupied a number of positions in the family company and acquiring in-depth knowledge of the iron and steel industry in the Charleroi basin, Albert Frère founded the company Pargesa Holding in 1981, in Geneva, in association with several other businessmen. In 1982, this company acquired an interest in Groupe Bruxelles Lambert. Former Vice-Chairman and Director of SUEZ, Albert Frère was appointed Director of GDF SUEZ on July 16, 2008 and Vice-Chairman on December 17, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Vice-Chairman of the Board of Directors

Honorary manager of Banque Nationale de Belgique *

Chairman of the Board of Directors and Executive Director of Groupe Bruxelles Lambert * (Belgium)

Chairman of the Board of Directors of ERBE, Frère-Bourgeois, Financière de la Sambre, Fingen SA (Belgium), Stichting Administratiekantoor Frère-Bourgeois (the Netherlands)

Vice-Chairman, Executive Director and member of the Management Committee of Pargesa Holding SA * (Switzerland)

Chairman of the Supervisory Board of Métropole Télévision M6 * (France)

Honorary Chairman of the Chamber of Commerce and Industry of Charleroi (Belgium)

Director of LVMH *, civil society of Château Cheval Blanc, Raspail Investissements (France), Gruppo Banca Leonardo (Italy)

Permanent representative of Frère-Bourgeois and Manager of GBL Verwaltung SARL (Luxembourg)

Permanent representative of Beholding Belgium SA on the Board of Directors of Groupe Arnault

Member of the International Committee of Assicurazioni Generali S.p.A. * (Italy)

Member of the Board of Directors of the Université du Travail Paul Pastur (Belgium)

Member of the Strategy Committee of the Free University of Brussels (Belgium)

Honorary Consul for Foreign Trade (Belgium)

Chairman of Petrofina (Belgium)

Vice-Chairman of the Board of Directors of SUEZ *

Commissioner of Agesca Nederland N.V., Frère-Bourgeois Holding BV, Parjointco N.V.

Member of the International Advisory Board of Power Corporation of Canada *

* Listed companies.

Edmond Alphandéry, born September 2, 1943 in Avignon (Vaucluse), is a French citizen.

Edmond Alphandéry is a graduate of the Paris Institut d’Études Politiques and a qualified lecturer (agrégé) in economics. He is Professor Emeritus at the University of Paris II. He was mayor of Longué-Jumelles and departmental councillor of Maine-et-Loire until 2008. He was the French Minister of the Economy from March 1993 to May 1995. He chaired the Supervisory Board of CNP from 1988 to 1993 and was Chairman of Électricité de France from 1995 to 1998. Since July 1998, he has once again served as Chairman of the Supervisory Board of CNP Assurances. In addition, he has been a Director of Calyon since 2002 and a Director of Icade since 2004. He has also been Chairman of the Centre National des Professions Financières (Regional Center for Financial Professions) since June 2003. Former Director of SUEZ, Edmond Alphandéry was appointed Director of GDF SUEZ on July 16, 2008 and Chairman of the Ethics, Environment and Sustainable Development Committee on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director Chairman of the Ethics, Environment and Sustainable Development Committee

Chairman of the Board of Directors of CNP Assurances *

Chairman of CNP International

Director of Calyon, Icade, (France), Caixa Seguros (Brazil), CNP Vita (Italy)

Chairman of the Centre National des Professions Financières

Chairman of the Supervisory Board of CNP Assurances * Director of Affiches Parisiennes, a publishing company, and SUEZ * Member of the European Advisory Board of Lehman Brothers
* Listed companies.

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Jean-Louis Beffa, born August 11, 1941 in Nice (Alpes-Maritimes), is a French citizen.

A graduate of the École Polytechnique, a member of the Corps des Mines and a graduate of the Paris Institut d’Études Politiques, Jean-Louis Beffa joined Compagnie de Saint-Gobain in 1974 as Vice President, Corporate Planning and became Chief Executive Officer in 1982. He served as Chairman and Chief Executive Officer of the Saint-Gobain group from 1986 to June 2007. Since June 2007, he has been Chairman of the Board of Directors of Saint-Gobain. Former Director of Gaz de France, Jean-Louis Beffa was appointed Director of GDF SUEZ on July 16, 2008 and member of the Nominations Committee and the Compensation Committee of GDF SUEZ on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director Member of the Nominations Committee Member of the Compensation Committee

Chairman of the Board of Directors of Saint-Gobain *

Vice-Chairman of the Board of Directors of BNP Paribas *

Chairman of Claude Bernard Participations

Director of Groupe Bruxelles Lambert * (Belgium), Saint-Gobain Corporation (United States)

Member of the Supervisory Board of Le Monde, Société Éditrice du Monde, Le Monde et Partenaires Associés, Siemens AG * (Germany)

Chairman and Chief Executive Officer of Saint-Gobain *

Director of Gaz de France *, Saint-Gobain Cristaleria (Spain)

Permanent representative of Compagnie de Saint-Gobain on the Board of Directors of Saint-Gobain PAM

* Listed companies.

Aldo Cardoso, born March 7, 1956 in Tunis (Tunisia), is a French citizen.

He is a graduate of the Paris École Supérieure de Commerce, holds a Master’s in business law and is a certified accountant. Aldo Cardoso held several positions successively at Arthur Andersen between 1979 and 2003: consultant, partner (1989), President France (1994), member of the Board of Directors of Andersen Worldwide (1998), Chairma of the Board of Directors (non-executive) of Andersen Worldwide (2000) and Managing Director of Andersen Worldwide (2002-2003). Since 2003 he has been the Director of various French and foreign companies. Former Director of Gaz de France, Aldo Cardoso was appointed Director of GDF SUEZ on July 16, 2008 and Chairman of the Audit Committee of GDF SUEZ on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director Audit Committee Chairman	Director of Accor *, Gecina *, Imerys *, Rhodia *, Mobistar * (Belgium) Non-voting Director of Axa Investment Managers, Bureau Veritas	Director of Axa Investment Managers *, Bureau Veritas, Gaz de France, Penauilles Polyservices *, Orange *
* Listed companies.

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René Carron, born June 13, 1942 in Yenne (Savoie), is a French citizen.

René Carron operates a farm in Yenne. He is a Knight of the Legion of Honor and the National Order of Merit and a Commander of the Order of Agricultural Merit. He has held a variety of elected offices in the Savoie region of France. In 1981, René Carron joined the Crédit Agricole group. In 1992, he became Chairman of Caisse Régionale de la Savoie, which became Caisse Régionale des Savoie after its merger with Caisse de Haute-Savoie in 1994. In 1995, he joined the committee of the Fédération Nationale du Crédit Agricole, where he was Chairman from July 2000 to April 2003 and subsequently appointed Vice-Chairman. In December 2002, he was appointed Chairman of the Board of Directors of Crédit Agricole SA. Former Director of SUEZ, René Carron was appointed Director of GDF SUEZ on July 16, 2008 and member of the Nominations Committee of GDF SUEZ on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director Member of the Nominations Committee

Chairman of the Board of Directors of Crédit Agricole SA *

Chairman of Caisse Régionale de Crédit Agricole des Savoie, Confédération Internationale du Crédit Agricole (“CICA”), Fondation pour l’Agriculture et la Ruralité dans le Monde (“FARM”), Grameen Crédit Agricole Microfinance Foundation

Vice-Chairman of Confédération Nationale de la Mutualité de la Coopération and Crédit Agricole (“CNMCCA”), Fédération Nationale du Crédit Agricole

Director of Crédit Agricole Solidarité et Développement, Fondation du Crédit Agricole Pays de France, Sacam, Sacam Participations, Scicam (France), Fiat S.p.A. * (Italy)

Member of the Supervisory Board of Lagardère *

Member of the Management Committee of GIE GECAM

Permanent representative of Crédit Agricole on the Board of Fondation de France

Chairman of Caisse Locale de Crédit Agricole de Yenne, Fédération Nationale du Crédit Agricole, GIE GECAM, SAS de la Boétie

Director and Vice-Chairman of Banca Intesa (Italy)

Director of Crédit Agricole Indosuez, Crédit Lyonnais, Fonds Coopération Crédit Agricole Mutuel, Rue Impériale, SAS SAPACAM, Sofinco, SUEZ *

Member of the Supervisory Board of Eurazeo

Advisor to Banque de France de la Savoie

Mayor of the commune of Yenne

Departmental councilor, member of the permanent commission of Conseil Général de la Savoie.

* Listed companies.

Étienne Davignon, born October 4, 1932 in Budapest (Hungary), is a Belgian citizen.

Etienne Davignon successively occupied the functions in Belgium of Principal Private Secretary to the Foreign Minister (1964-1969), Chairman of the International Energy Agency Management Committee (1974-1977) and Vice-Chairman of the European Community Commission (1977-1985). In 1985, he joined Société Générale [Belgium], where he was Chairman from April 1988 to February 2001 and Vice-Chairman until the merger of Société Générale [Belgium] and Tractebel on October 31, 2003. He then became Vice-Chairman of SUEZ-TRACTEBEL. He was named Minister of State on January 26, 2004. Former Director of SUEZ, Étienne Davignon was appointed Director of GDF SUEZ on July 16, 2008 and member of the Nominations Committee and the Compensation Committee of GDF SUEZ on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director Member of the Nominations Committee Member of the Compensation Committee

Chairman of Compagnie Maritime Belge *, Compagnie des Wagons-Lits, Recticel *, SN Airholding (Belgium)

Vice-Chairman of SUEZ-TRACTEBEL (Belgium)

Director of Sofina SA * (Belgium), Gilead * (United States)

Vice-Chairman of Accor *, Fortis *, Umicore *, and Sibeka (Belgium)

Director of Accor * SUEZ * (France), BASF * (Germany), Cumerio *, Biac, Petrofina, Real Software *, SN Brussels Airlines, Solvay * (Belgium)

* Listed companies.

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Paul Desmarais Jr., born July 3, 1954 in Sudbury, Ontario (Canada), is a Canadian citizen.

Paul Desmarais Jr. studied at McGill University in Montreal and then at INSEAD in Fontainebleau (France). He has a Master’s in Business Administration. In 1984, he was appointed Vice-Chairman of Power Financial Corporation, a company he helped set up, becoming Chairman of the Board in 1990 then Chairman of the Executive Committee in May 2005 and the Co-Chairman of the Board in May 2008. He was appointed Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada in 1996. Former Director of SUEZ, Paul Desmarais Jr. was appointed Director of GDF SUEZ on July 16, 2008, member of the Nominations Committee and member of the Compensation Committee on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Directorships and offices held within the past five years
Director Member of the Nominations Committee Member of the Compensation Committee

Chairman of the Board of Directors and Co-Chief Executive Officer of Power Corporation of Canada * (Canada)

Co-Chairman of the Board of Power Financial Corporation * (Canada)

Vice-Chairman of the Board of Directors and Executive Director of Pargesa Holding SA * (Switzerland)

Director and member of the Management Committee of Great-West Lifeco Inc. * and its main subsidiaries, and of IGM Financial Inc. * (Canada) and its main subsidiaries

Director and member of the Permanent Committee of Groupe Bruxelles Lambert * (Belgium)

Director of Lafarge * and Total SA * (France)

Member of the International Board, Board of Directors and Audit Committee of INSEAD

Chairman of the International Advisory Board of HEC Business School (Canada)

Chairman of the Advisory Committee of Sagard Private Equity Partners (France)

Member of the International Advisory Board of Merrill Lynch

Vice-Chairman of the Board and member of the Strategy Committee of Imerys * (France) Director of SUEZ * Member of the International Advisory Board of the La Poste Group (France)
* Listed companies.

Jacques Lagarde, born May 2, 1938 in Rennes (Ille-et-Vilaine), holds dual French-US nationality.

Jacques Lagarde is a graduate of the French business school HEC and of Harvard Business School. He has been Director of the Lyon Business School, Chief Executive Officer of Gillette France, President of Oral-B Laboratories (USA), Chairman of the Executive Board of Braun AG (Germany), Chairman of the Supervisory Board of Braun AG and Executive Vice-President of The Gillette Company (USA). Former Director of SUEZ, Jacques Lagarde was appointed Director of GDF SUEZ on July 16, 2008 and Chairman of the Strategy and Investments Committee and member of the Audit Committee on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director Chairman of the Strategy and Investments Committee Member of the Audit Committee	None	Director of SUEZ *, Eukarion (USA) Member of the Supervisory Board of Braun AG (Germany)
* Listed companies.

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Anne Lauvergeon, born August 2, 1959 in Dijon (Côte d’Or), is a French citizen.

Chief engineer of the Corps des Mines, graduate of the École normale supérieure, qualified lecturer (agrégé) in physical science, Anne Lauvergeon, after a number of positions in the industrial sector, was appointed, Deputy Secretary-General to the Office of the President of France in 1990 and Sherpa of the President of France for the organization of international summits (G7). In 1995 she was appointed Managing Partner of Lazard Frères et Cie. From 1997 to 1999, she was Executive Vice-Chair and member of the Executive Committee of Alcatel in charge of industrial holdings. Anne Lauvergeon has been Chair of the Areva group Executive Board since July 2001 and Chair and Chief Executive Officer of the Areva NC (previously Cogema) group since June 1999. Former Director of SUEZ, she was appointed Director of GDF SUEZ on July 16, 2008, member of the Strategy and Investments Committee and member of the Ethics, Environment and Sustainable Development Committee on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director Member of the Strategy and Investments Committee Member of the Ethics, Environment and Sustainable Development Committee

Chair of the Areva * Group Executive Board

Chair and Chief Executive Officer of Areva NC (previously Cogema)

Vice-Chair of the Supervisory Board of Safran SA *

Director of Areva Enterprises Inc., Areva T&D Holding SA (United States), Total *, Vodafone Group Plc * (United Kingdom)

Director of SUEZ * Permanent representative of Areva on the Board of Directors of FCI
* Listed companies.

Thierry de Rudder, born September 3, 1949 in Paris (8th district), holds dual Belgian and French nationality.

With a degree in mathematics from the University of Geneva and the Free University of Brussels and an MBA from the Wharton School of Business in Philadelphia, he began his career in the United States, joining Citibank in 1975 and holding various positions in New York and Europe. He joined Groupe Bruxelles Lambert in 1986 and is now Executive Director. Former Director of SUEZ, Thierry de Rudder was appointed Director of GDF SUEZ on July 16, 2008 and member of the Audit Committee and the Strategy and Investments Committee on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director Member of the Audit Committee Member of the Audit Committee Member of the Strategy and Investments Committee	Executive Director of Groupe Bruxelles Lambert * (Belgium) Director of Imerys *, Lafarge *, Total * (France), Compagnie Nationale à Portefeuille *, and SUEZ-TRACTEBEL (Belgium)	Director of Petrofina (Belgium), SUEZ *, SI Finance (France)
* Listed companies.

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Lord Simon of Highbury, born July 24, 1939 in London (Great Britain), is a British citizen.

Lord Simon of Highbury has an MA from Cambridge and an MBA from INSEAD, Fontainebleau (France). In 1961, he joined British Petroleum, where he occupied a number of management positions before being appointed Chairman in 1995. After exercising several ministerial positions from May 1997, he became advisor to the British Prime Minister for the modernization of the government. He was also appointed advisor to President Prodi for the reform of the European Union. Lord Simon of Highbury entered the House of Lords in 1997. Former Director of SUEZ, Lord Simon of Highbury was appointed Director of GDF SUEZ on July 16, 2008 and Chairman of the Compensation Committee on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director Chairman of the Compensation Committee

Senior Advisor Morgan Stanley International (Europe)

Deputy Chairman of Unilever plc *, Cambridge University Council

Member of the International Advisory Board of Fitch (Belgium)

Member of the Advisory Board of Dana Gas International, Montrose Associates Limited (United Kingdom) Trustee Hertie Foundation

Director of Britain in Europe, SUEZ *

Member of the International Advisory Board of Fortis (Belgium)

Member of the Advisory Board of LEK

Member of the Supervisory Board of Volkswagen Group (Germany)

Chairman of the Cambridge Foundation Trustee of the Cambridge Foundation

* Listed companies.

2. Directors representing the State

Jean-Paul Bailly, born November 29, 1946 in Hénin-Liétard (Pas-de-Calais), is a French citizen.

He is a graduate of the French engineering school, École Polytechnique, and Massachusetts Institute of Technology (MIT).

•

With the RATP (Paris public transport system), he successively served as Director of the department of bus rolling stock, then Director of the subway and the RER and finally Personnel Manager. In 1990, he was appointed Deputes managing Directors of RATP then Chairman in 1994.

•

He is also member of the Economic, Social and Environmental Council since 1995, Chairman of the International Post Corporation (IPC) since 2006 and was Chairman of the Union Internationale des Transports Publics (international union for public transport/UITP) between 1997 and 2001.

•

He has been Chairman of La Poste Group since 2002 and Chairman of the Supervisory Board of La Banque Postale since 2006.

Jean-Paul Bailly was appointed Director representing the State by Ministerial order of July 16, 2008 and member of the Ethics, Environment and Sustainable Development Committee of GDF SUEZ on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director Member of the Ethics, Environment and Sustainable Development Committee

Chairman of La Poste Group

Chairman of the Supervisory Board of La Banque Postale Member of the Nomination and Compensation Committee

Director of Sopassure, Systar

Director of CNP Assurances *

Member of the Nomination and Compensation Committee

Member of the Supervisory Board of La Banque Postale Asset Management

Permanent representative of La Banque Postale, Director of SF2

Permanent representative of La Poste, Director of Xelian, SF 12, Poste Immo, Sofipost and GeoPost

Legal manager, Financière Systra

Permanent representative of La Poste, Director of the economic interest group of merchants in the Grand Var region
* Listed companies.

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Pierre-Franck Chevet, born September 28, 1961 in Grenoble (Isère), is a French citizen.

A graduate of the École Polytechnique, l’École Nationale de la Statistique et de l’Administration Économique (ENSAE), engineer of the Corps des Mines. Pierre-Franck Chevet worked in different positions from 1986 to 1995 at the Ministry of Industry. From 1995 to 1999, he was Regional Director of Industry, Research and the Environment in Alsace and from 1995 to 2005 in Nord-Pas-de-Calais. At the same time, he held the positions of Director at the École Nationale des Techniques Industrielles and the Corps des Mines in Douai. He worked as an advisor on Industry with the office of the Prime Minister from 2005 to 2007. Since July 2008, he has been Director General of Energy and Climate with the Ministry of Ecology, Sustainable Development and Planning.

Pierre-Franck Chevet was appointed Director representing the State by Ministerial order of July 16, 2008 and member of the Strategy and Investments Committee on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director Member of the Strategy and Investments Committee

Director General of Energy and Climate, Ministry of Ecology, Sustainable Development and Planning

Member (in an official capacity) of the Inter-ministerial Committee for National Parks

Ex-officio member of the Central Committee for Pressure Vessels (Commission centrale des appareils à pression)

Director representing the State of the Institut Français du Pétrole, (French oil institute-IFP), Environment and Energy Management Agency (ADEME), and La Poste

Member of the Supervisory Board, representing the State, of the Société des Participations du CEA (Areva)

Government commissioner for AREVA NC, ANDRA, Commission de régulation de l’énergie (Energy regulation commission-CRE)

None
* Listed companies.

Pierre Graff, born November 11, 1947 in Paris (15th district), is a French citizen.

A graduate of the École Polytechnique and engineer of Pont et Chaussées, Pierre Graff has held various positions in Department Infrastructure  Directorates. He then served as technical advisor for highway policy, road safety and transport in the office of the Minister of Infrastructure, Housing, Territorial Development and Transport (1986–1987), Director of Safety and Traffic, inter-ministry delegate for highway safety (1987–1990), then as Departmental Director of Infrastructure for Essonne (1990–1993), Deputy Chief of Staff for the Minister of Infrastructure, Transport and Tourism (1993–1995), Director General of Civil Aviation (1995–2002), then Chief of Staff for the Minister of Infrastructure, Transport, Housing, Tourism and the maritime Affairs (June 2002 to September 2003). He was named Chairman of the public company Aéroports de Paris in September 2003, then President and Chief Executive Officer of the joint stock company Aéroports de Paris in July 2005. Pierre Graff is also a member of the Economic and Social Council, Vice President of the Section on European and International Questions on the National Tourism Board, member of the national committee of business sectors of vital importance, Director of RATP, Director of SOGEPA (Société de gestion des participations aéronautiques), which holds the State’s shares in the aircraft manufacturer EADS, Director of Société de Gestion de l’Aéronautique, de la Défense et de l’Espace (SOGEADE), a subsidiary of SOGEPA, an officer in the Legion of Honor and officer in the National Order of Merit.

Pierre Graff was appointed Director representing the State of GDF SUEZ by Ministerial order of July 16, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director

Chairman and Chief Executive Officer of Aéroports de Paris *

Director of MEDEF Paris

Member of the Economic and Social Council

Vice-President of the Section on European and International Questions on the National Tourism Board

Member of the national committee of business sectors of vital importance

Director of RATP, SOGEPA and SOGEADE

None
* Listed companies.

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Xavier Musca, born February 23, 1960 in Bastia (Corsica), is a French citizen.

A graduate of the Institut d’Études Politiques in Paris, a former student at the École Nationale d’Administration and Finance Inspector, Xavier Musca served in the Treasury Department as head of the financial market bureau from 1995 to 1996, Deputy Director for Europe, and monetary and international affairs from 1996 to 2000, responsible for the financing of the economy and business competitiveness, and deputy Director in 2000, then as head of the financing department of the State and the Economy from 2001 to 2002. From May 2002 to March 2004, he served as Principal Private Secretary the Minister of Economy, Finance and Industry. He has been Director General of the Treasury and Economic Policy since November 2004, Chairman of the Economic and Financial Committee of the European Union since November 2005 and President of the Paris Club since July 2005.

Xavier Musca was appointed Director representing the State by Ministerial order of July 16, 2008 and member of the Nominations Committee on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director (a) Member of the Nominations Committee (a)

Director General of the Treasury and Economic Policy, Ministry of the Economy, Industry and Labor

Chairman of the Economic and Financial Committee of the European Union

Chairman of the Advisory Committee on financial legislation and regulations

President of the Paris Club

Director representing the State on the Board of Directors of CNP Assurances *

Government commissioner for the sanctions commission of the Autorité des marchés financiers (French Financial Markets Authority-AMF)

Director of Gaz de France *
* Listed companies. (a) Until March 4, 2009.

Jean-Cyril Spinetta, born October 4, 1943 in Paris (15th district), is a French citizen.

Jean-Cyril Spinetta has a diploma in advanced public law studies and is a graduate of the Institut d’Études Politiques in Paris and the École Nationale d’Administration. In 1972, Jean-Cyril Spinetta was the head of the investment and planning bureau for the Ministry of National Education then seconded as an auditor with the Conseil d’État (the “Council of State”, France’s highest administrative court). In 1978, he was appointed to the Secretary-General’s office, then as head of the government information service under the Prime Minister in 1981. In 1983, he was Director of middle schools for the Ministry of National Education, then in 1984, Director of the office of Michel Delebarre, Minister of Labor, Employment and Professional Training then Minister of Social Affairs and Employment and Minister of Infrastructure, Housing, Transport and the Maritime Affairs. Chairman of Air Inter from 1990 to 1993, he was appointed Advisor for Industrial Affairs to the President of France from 1994 to 1995. In 1996, he joined the cabinet of the European Commissioner for Science, Research and Education. In September 1997, he was appointed Chairman and Chief Executive Officer of Air France and Chairman and Chief Executive Officer of the Air France KLM group in September 2005. On January 1, 2009, Jean-Cyril Spinetta stepped down from his duties as Chief Executive Officer.

Jean-Cyril Spinetta was appointed Director representing the State by Ministerial order of July 16, 2008 and member of the Compensation Committee on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director Member of the Compensation Committee	Chairman of the Board of Directors of Air France KLM * and Air France * Director of Alcatel-Lucent *, La Poste, Saint-Gobain *, Alitalia (Italy)	Chief Executive Officer of the Air France KLM group * and Air France * Chairman of the Governing Council of IATA Director of Unilever *
* Listed companies.

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Édouard Vieillefond, born January 25, 1971 in Talence (Gironde), is a French citizen.

A graduate of the École Polytechnique, the École Nationale Supérieure de l’Aéronautique et de l’Espace (ENSAE) and holder of a post-graduate degree in industrial economics, Edouard Vieillefond held various successive positions within the Ministry of Defense, the Treasury Department and the European Commission between 1995 and 2003. He joined the French Government Shareholding Agency in October 2003, first as head of rail, maritime and automobile transport. Since October 2006 he has been head of French Government shareholdings for the Energy Section.

Édouard Vieillefond was appointed Director representing the State by Ministerial order of July 16, 2008 and member of the Audit Committee and the Strategy and Investments Committee on July 22, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director Member of the Audit Committee Member of the Strategy and Investments Committee

Head of the Energy branch, APE, Ministry of Economy, Industry and Labor

Director of Areva NC (Cogema) and Française des Jeux (French national lottery)

Member of the Supervisory Board of RTE (EDF group)

Director of Gaz de France *, GRTGaz

Director of Autoroute et Tunnel du Mont-Blanc (ATMB), Autoroutes Paris Rhin Rhône * (APRR), Réseau Ferré de France (RFF) – SOVAFIM

Member of the Supervisory Board of Société Nationale Maritime Corse Méditerranée (SNCM)

* Listed companies.

Ramon Fernandez, born on June 25, 1967 in Paris (15th district), is a French citizen. He was appointed as a Director representing the State by Ministerial order on March 27, 2009 (Official Journal of March 31, 2009), replacing Xavier Musca.

3. Directors representing employees and employees shareholders

As a result of the transfer of the Company to the private sector on July 22, 2008, following the merger between Gaz de France and SUEZ, the terms of office of Directors elected by employees under the Law of July 26, 1983 became null and void.

For the period from July 22 to January 20, 2009, the Board of Directors had no members representing the employees or employee shareholders pending such elections.

On January 21, 2009, the following members joined the Board: Anne-Marie Mourer, Alain Beullier and Patrick Petitjean, elected new Directors representing the employees by way of a vote by all employee categories, in accordance with Articles 13.2 and 13.3 of the bylaws, for a term of office expiring at the close of the General Shareholders’ Meeting that will be called in 2013 to approve the financial statements for the year ending December 31, 2012.

The Director representing employee shareholders will be appointed at the General Shareholders’ Meeting to be held on May 4, 2009, in accordance with the provisions of the French Commercial Code and the Company bylaws.

Directors representing the employees as of January 21, 2009

Anne-Marie Mourer, born April 20, 1959 in Clermont-Ferrand (Puy-de-Dôme), is a French citizen.

With a master’s degree in economic sciences and a diploma in advanced marketing studies, Anne-Marie Mourer joined EDF-GDF Services in 1982 where she successively held various management positions within the sales departments of the Grand Velay, Indre en Berry and Loire centers. In 1992, she joined the commercial support and assistance group in Lyons to conduct appraisal activities as an in-house marketing consultant. From 1996 to 2001, she was responsible for Énergie Direct, a direct marketing pilot unit within the Gas Sales Department. In the Gaz de France Sales Department, she was responsible for directing the marketing entity for the southeast region from 2002 to the end of 2003. Early in 2004, she joined the new Gestionnaire de Réseaux Gaz (gas network management) where she was tasked with providing support and direction duties for the Development area in the Rhône-Alpes Bourgogne region. In light of the transition to a free market system for individual customers, in 2007 she was appointed program manager to assist with such switchover and put her commercial expertise to use for GrDF, the new gas distribution subsidiary.

Anne-Marie Mourer was elected Director representing employees in the engineers, executives and equivalents category by employee vote on January 20, 2009.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director representing employees Sponsored by the Federation of electrical and gas industries – CFE-CGC	None	Director of Gaz de France *, Gaz Réseau Distribution France (GrDF)
* Listed companies.

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Alain Beullier, born March 26, 1964 in Laval (Mayenne), is a French citizen.

He joined EDF-GDF in 1984, holding various positions in the Customer Service and Sales Advisory departments in a number of EDF-GDF service centers in the Paris region. He is currently employed at Elengy, in charge of monitoring regulations concerning the environment. Alain Beullier was elected Director representing the “other employees” category by employee vote on December 18, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director Sponsored by the Chemical Energy Federation – CFDT	None	Employee representative Union representative Member of CHSCT Union manager
* Listed companies.

Patrick Petitjean, born August 23, 1952 in Saint-Dizier (Haute-Marne), is a French citizen.

After completing high school in Nancy, Patrick Petitjean began his career in the printing business. In 1977, he joined Gaz de France and the Groupe Gazier de la Région Parisienne (GGRP) in the Transport Division.

From 1983 to 1990, he held various positions in the technical operations department in Gennevilliers. He served as union representative from 1990 to 1994, then technical agent. Since 2000, he has held the position of internal resources manager (property fleet, vehicle fleet, IT system and telecommunications) in the Val de Seine region of GRTgaz.

Patrick Petitjean was elected Director representing the “other employees” category by employee vote on December 18, 2008.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Director Sponsored by the National Federation of Employee Unions in the energy, electrical nuclear and gas industries – CGT	None	Director of GRTGaz

INDEPENDENCE OF DIRECTORS IN OFFICE

At the date of this Reference Document, the GDF SUEZ Board of Directors comprises 21 Directors in office (1) , including 15 French Directors, 4 non-French Directors and 2 Directors with dual nationality (French and one other).

Article 1.1.2 of the Internal Regulations requires the Board to review the independence and status, according to the criteria determined by the Board, of each of its members every year prior to the General Shareholders’ Meeting called to approve the financial statements for the previous fiscal year. The process for the review of the independence of each member of the newly formed Board of Directors following the merger-takeover of SUEZ by Gaz de France was examined by the Nomination Committee at its meeting of March 4, 2009. The Committee presented its proposals at the Board of Directors’ meeting held on the same day, which made the following decisions:

1. The Board drew on the following recommendations of the AFEP-MEDEF:

To be considered as independent, a Director must:

•

not be an employee or officer of the company, or an employee or Director of the parent company, or a company within its consolidation scope, or have been so during the last five years;

•

not be the officer of a company in which the Company directly or indirectly holds a Directorship or in which an employee appointed as a director or an officer (currently in office or in office within the last 5 years) holds a directorship;

(1)

Out of the 24 members anticipated, 2 Directors representing the French State are being replaced and the Director representing the employee shareholders should be elected at the General Meeting of May 4, 2009.

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•

not be (or not be directly or indirectly related to) a customer, supplier or corporate or investment banker:

-

of significance to the company or its group,

-

a significant share of whose business is provided by the company or its group.

•

not have close family ties with a corporate officer;

•

not have been the Company’s auditor during the last five years (Article L. 225-25 of the French Commercial Code);

•

not have been a Company Director for more than 12 years (in practical terms, a Director only loses his/her independent status under this criterion on the expiry of the term of office during which the 12 year limit is exceeded);

Directors representing major shareholders of the Company or its parent company may be considered to be independent providing that they do not exercise control over the Company. If a threshold of 10% of the capital or voting rights is exceeded, the Board, based on the Nomination Committee’s report, must systematically review the independent status of the Directors concerned, taking into account the structure of the Company’s capital and whether or not there may be conflicts of interest.

The AFEP-MEDEF’s recommendations expressly state that the Board may decide that a given criterion is not relevant or requires an interpretation specific to the Company. For instance, the Board of Directors may consider that, although a Director meets the criteria above, he/she should not qualify as independent in view of his/her particular circumstances or the situation of the Company, relating to its shareholding structure or for any other reason. On the other hand, the Board may decide that a Director who does not precisely meet the criteria qualifies as independent.

2. The Board has also considered other interpretations by various international governance organizations:

Firstly, the Board referred to the publication of June 27, 2008 by ISS Governance Services concerning the former SUEZ Group, in anticipation of the General Shareholders’ Meeting regarding the merger on July 16, 2008. Particular attention was paid to the chapter on the governance of the future GDF SUEZ Group.

The Board also considered the analysis of the European Commission in its recommendations of February 15, 2005, on “the role of non-executive or supervisory directors of listed companies and on the committees of the (supervisory) board” (2005/162/EC). Article 13.1. of these recommendations, states that “a director should be considered to be independent only if he is free of any business, family or other relationship, with the company, its controlling shareholder or the management of either, that creates a conflict of interest such as to impair his judgment”.

Finally, the Board drew on the work of the OECD described in the report on the “Methodology for Assessing the Implementation of the OECD Principles of Corporate Governance” (December 1, 2006), particularly Principle VI.E (“The board should be able to exercise objective independent judgment on corporate affairs”) and its sub-principle (Principle VI.E.1: “Boards should consider assigning a sufficient number of non-executive board members capable of exercising independent judgment to tasks where there is a potential for conflicts of interest”). Of particular interest is the extract from paragraph 315 (Principle VI.E), which refers to the presence of independent directors, which must “not be employed by the company or its affiliates and not be closely related to the company or its management through significant economic, family or other ties”.

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Based on the above, the Board of Directors of GDF SUEZ examined the circumstances of each Director case by case and unanimously decided to qualify the situation as follows:

Membership of the Board of Directors at March 4, 2009

Directors in office deemed to be
		Independent “I”	Non-independent “NI”
Gérard Mestrallet	Chairman and Chief Executive Officer		NI – Executive
Jean-François Cirelli	Vice-Chairman, President		NI – Executive
Albert Frère	Vice-Chairman	I (a)
Edmond Alphandéry	Director	I (h)
Jean-Paul Bailly	Director		NI (b)
Jean-Louis Beffa	Director	I (e)
Alain Beullier	Director		NI (c)
Aldo Cardoso	Director	I (d)
René Carron	Director	I (d)
Pierre-Franck Chevet	Director		NI (b)
Étienne Davignon	Director	I (f)(g)
Paul Desmarais Jr.	Director	I (a)
Pierre Graff	Director		NI (b)
Jacques Lagarde	Director	I (g)
Anne Lauvergeon	Director	I (d)
Anne-Marie Mourer	Director		NI (c)
Patrick Petitjean	Director		NI (c)
Thierry de Rudder	Director	I (a)(f)
Lord Simon of Highbury	Director	I (h)
Jean-Cyril Spinetta	Director		NI (b)
Édouard Viellefond	Director		NI (b)
TOTAL	21 DIRECTORS	11 INDEPENDENT	10 NON-INDEPENDENT

At March 4, 2009, Claude Mandil and Xavier Musca, who represent the State in its capacity as a shareholder, had not yet been replaced. After their successors have been appointed by the Government and the Director representing the employee shareholders has been elected by the General Shareholders’ Meeting on May 4, 2009, the Board of Directors of GDF SUEZ will have 24 Directors, including 11 deemed to be independent and 13 who are not independent, as the Directors representing the State and the Company’s employees are not considered as such:

a)

Albert Frère, Thierry de Rudder (also see point f) below) and Paul Desmarais Jr., who represent the Bruxelles Lambert Group in its capacity as a shareholder of GDF SUEZ with a 5.3% stake, are deemed to be independent, as they do not exercise control over the Company (the GBL group owns less than 10% of GDF SUEZ’s capital).

(b)

Jean-Paul Bailly, Pierre-Franck Chevet, Pierre Graff, Jean-Cyril Spinetta and Édouard Vieillefond, who are all State-appointed representatives, are not considered to be independent.

(c)

Anne-Marie Mourer and Alain Beullier and Patrick Petitjean, who are Directors employed by the Company or its subsidiaries, are not considered to be independent.

(d)

It should be noted that GDF SUEZ maintains extensive business relationships with the Crédit Agricole Group, represented on GDF SUEZ’s Board of Directors by René Carron, as it does with many other banks. In addition, in 2005, Calyon, a subsidiary of the Crédit Agricole Group, granted SUEZ a line of credit to finance SUEZ’s cash and share bid for Electrabel described in section 7.1 of the revised version of the 2004 Reference Document of SUEZ, filed with the French securities regulator (AMF) on September 7, 2005 under no. D.05-0429-A01. The Board of Directors found that the business links with the Crédit Agricole Group, which is not a shareholder of the new GDF SUEZ Group, although it held a stake in the former company SUEZ, were not significant enough to create, according to the European Commission’s recommendations, “a conflict of interest such as to impair (its) judgment” (paragraph 13.1.), providing that it undertakes to abstain from participating in (i) the preparation, solicitation or provision of services offered by the bank to the Company and (ii), where applicable, any discussions or deliberations within a committee or the Board on a subject linked in any way to the Crédit Agricole Group.

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It should also be noted that GDF SUEZ has business relationships with Rhodia and Imerys, of which Aldo Cardoso is a Director. The Board of Directors found that these business links were far from being significant enough to create a conflict of interest likely to affect the independence of Mr Cardoso.

In addition, the Group does business with Areva, represented by Anne Lauvergeon. Note that ISS Governance Services classed Ms Lauvergeon as an independent director. The Board of Directors deemed that the business links with Areva were not extensive enough to create, according to the European Commission’s recommendations, “a conflict of interest such as to impair (its) judgment” (paragraph 13.1.), subject to the obligations referred to below. However, these obligations notwithstanding, should changes in these business relationships over the next year make this necessary, the Board will review Ms Lauvergeon’s situation ahead of time.

(e)

Jean-Louis Beffa, a Director of GDF SUEZ and Chairman of its Nominations Committee, is also Chairman of Saint-Gobain’s Board of Directors, of which Gérard Mestrallet is a member. Under the AFEP-MEDEF recommendations, these overlapping directorships would disqualify both Directors, and more specifically Jean-Louis Beffa (Gérard Mestrallet is not deemed to be independent), would be disqualified from independent status. The Board of Directors of GDF SUEZ took into account the fact that Mr Beffa no longer holds an executive position within Saint-Gobain and Mr Mestrallet no longer participates in any of this company’s specialized committees. Mr Beffa’s classification as an independent Director therefore meets the criteria set out by the OECD, as described above (Principle VI.E.1): “Boards should consider assigning a sufficient number of non-executive board members capable of exercising independent judgment to tasks where there is a potential for conflicts of interest”.

Nevertheless, for cases (d) and (e), the Board has decided that, to maintain the objectivity of the Directors concerned, if it was presented with a project with any kind of link to the Crédit Agricole group, Areva, Rhodia and Imerys, or the Saint-Gobain group, Ms Lauvergeon and Messrs Carron, Cardoso and Beffa would not be permitted to participate in discussions and deliberations within the Board and/or the relevant committee relating to the above companies.

In the specific case of Mr Beffa, this obligation covers all discussions and deliberations relating to contractual relationships between the Group and industrial electricity consumers in France.

In the specific case of Ms Lauvergeon, this obligation will apply to any discussions or deliberations relating to the Group’s nuclear activities (particularly the operation of the Belgian nuclear power plants, proposals for the construction of new plants or the selection of Group suppliers in the nuclear field).

The Directors concerned have undertaken to obey these rules of conduct, in accordance with article 5 of the Directors’ charter.

(f)

Étienne Davignon and Thierry de Rudder are also members of the Board of Directors of SUEZ TRACTEBEL, a wholly-owned subsidiary of Electrabel, which is itself a wholly-owned subsidiary of GDF SUEZ. Although under the principles adopted by the AFEP-MEDEF, such a situation would prevent the classification of the Director concerned as independent, the Board of Directors noted that this was not the case either for the European Commission, which refers only to membership of the controlling company’s Board, or the OECD, which only mentions employment by an affiliate. The Board of Directors therefore decided that the fact that Messrs Davignon and de Rudder sit on SUEZ-TRACTEBEL’s Board does not alter their status as independent Directors on the Board of GDF SUEZ.

(g)

Until the date of the merger between Gaz de France and SUEZ, Messrs Étienne Davignon and Jacques Lagarde had been members of the Board of Directors of the former SUEZ SA or companies that previously belonged to the SUEZ Group, which had been the case for more than 2 years. Note that, since the merger between Gaz de France and SUEZ, the scope of activity of the merged Group, of which Messrs Davignon and Lagarde are Directors, has considerably changed. In any case, SUEZ SA ceased to exist when the merger took place, and in legal terms, in sitting on the Board of Directors of GDF SUEZ SA, the former Directors of SUEZ SA are performing their duties for a new company, some of whose executive managers have moreover changed. As a result, although the Directors include members who have held office on the Board of SUEZ SA for more than 12 years and the Chairman and Chief Executive Officer of the new merged group has remained the same, the Board also found that maximum consideration should be given to the criteria of “knowledge, judgment and experience required to complete (…) tasks properly” (Article 11.1 of the European Commission’s recommendations) when deciding on the independence of Messrs Davignon and Lagarde.

(h)

The Board of Directors of GDF SUEZ decided that the situations of Lord Simon of Highbury (Chairman of the Compensation Committee) and Mr Alphandery (Chairman of the Ethics, Environment and Sustainable Development Committee) complied with the principles allowing them to qualify as independent.

To GDF SUEZ’s knowledge, there are no conflicts of interests between the Board members’ duties with regard to GDF SUEZ and their private interests. There is no family link between the members of the Board of Directors and GDF SUEZ’s other main senior managers.

To GDF SUEZ’s knowledge, during the past five years, none of the members of the Board of Directors or senior managers of GDF SUEZ has been convicted of fraud, acted as manager or Director in a bankruptcy, receivership or liquidation, been the subject of an indictment and/or official public sanction issued by a statutory or regulatory authority or been restrained by a court from acting as a member of the management body or supervisory board of an issuer and from participating in the management or oversight of the business of an issuer.

In addition to the provisions of the French Commercial Code which govern regulated agreements, the Directors’ charter (see section 16.4 below) provides that each Director must make every effort to avoid any conflict that may exist between his/her moral and material interests and those of the Company, must inform the Board of any conflict of interest in which he/she may be directly or indirectly involved, and, where he/she cannot avoid the conflict of interest, refrain from discussing and voting on any decision concerning the matters in question.

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For the sake of transparency and public disclosure, GDF SUEZ undertakes to maintain a high level of discipline with regard to internal control, upholding high standards of financial information, and dealing directly and openly with investors. When considering these subjects, GDF SUEZ refers to the recommendations of the AFEP-MEDEF, and mainly the AFEP-MEDEF Corporate Governance Code, as amended on October 6, 2008, to the extent permitted by the legislative and regulatory provisions that are applicable to the Company. The application of corporate governance rules, in compliance with said legislative and regulatory principles, is intended to prevent the abuse of power by the majority shareholder. These principles underlie the GDF SUEZ Board of Directors’ Internal Regulations and Directors’ Charter. The Group will also maintain high standards in terms of corporate governance, in particular with regard to the independence and global representation of its Directors.

All financial information provided by the Group is available in French and English on the GDF SUEZ website (http://www.gdfsuez.com/)

14.2 NON-VOTING DIRECTORS

Pursuant to Article 13.8 of the bylaws, Richard Goblet d’Alviella and Philippe Lemoine were appointed as non-voting Directors by decision of the General Shareholders’ Meeting of July 16, 2008.

Non-voting Directors participate in meetings of the Board of Directors in an advisory capacity.

Richard Goblet d’Alviella, born July 6, 1948 in Brussels (Belgium), is a Belgian citizen.

Richard Goblet d’Alviella holds a commercial engineer’s degree from the Free University of Brussels and an MBA from the Harvard Business School. He has a background in investment banking, specializing for 15 years in international finance, both in London and New York. He was Managing Director of the Paine Webber Group before joining Sofina where he has been Executive Director since 1989.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Non-voting Director

Vice-Chairman, Executive Director of Sofina * (Belgium)

Executive Director of Union Financière Boël, Société de Participations Industrielles (Belgium)

Member of the Supervisory Board, the Audit Committee and Nomination and Selection Committee of Eurazeo * (France)

Director, member of the Audit Committee of Danone * (France), Caledonia Investments (United Kingdom)

Director, member of the Audit Committee of Delhaize *

Director of Finasucre, Henex *, SUEZ-TRACTEBEL (Belgium)

Director of ADSB Télécommunications (Belgacom), Glaces de Moustier * (Belgium), SES Global (Luxembourg), Danone Asia Pte (Singapore), SUEZ * (France)
* Listed companies.

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Philippe Lemoine, born November 3, 1949 in Neuilly-sur-Seine (Hauts-de-Seine), is a French citizen.

A graduate of the Paris Institut d’Études Politiques (Public Service), with a diploma in advanced economics studies and a degree in law, and the the prize in General Civil Law, Philippe Lemoine began his career as a researcher at the INRIA in 1970. In 1976, he joined the Ministry of Industry (Information Systems) where he notably participated in the drafting of the Nora-Minc report. He then joined the ministerial cabinets of Norbert Segard and Pierre Aigrain, before becoming Government Commissioner at the CNIL, in charge of various matters under the Minister of Research, Laurent Fabius, and the Prime Minister, Pierre Mauroy. In 1984 he joined the Galeries Lafayette Group of which he became co-President of the Executive Board in 1998 a position he held until May 2005. Philippe Lemoine is currently Chairman and Chief Executive Officer of LaSer, a service company being developed in Europe, with more than 9,000 employees, held equally by the Galeries Lafayette group and by the BNP Paribas group.

Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Non-voting Director

Chairman and Chief Executive Officer of LaSer
Chairman of LaSer, Cofinoga, Grands Magasins Galeries Lafayette and Banque Sygma

Director of Monoprix and BNP Paribas Personnel Finance

Member of the Supervisory Board of BHV

President of the Fondation Internet Nouvelle Génération and d’action Modernité

Co-Manager of GS1 France

Director of Maison des Sciences de l’Homme, Rexecode, the French American Foundation and of 104

Co-Chairman of the Management Board of Galeries Lafayette Group Director of La Poste, Gaz de France * Member of the CNIL
* Listed companies.

14.3 GOVERNMENT COMMISSIONER

Pursuant to Article 18 of the bylaws, Florence Tordjman was appointed Government Commissioner of the Company by the Minister of Ecology, Sustainable Development and Planning by order of July 18, 2008 under Article 24.2 of Law no. 2004-803 of August 9, 2004 as amended by Law no. 2006-1537 of December 7, 2006 concerning the energy sector. The role of the Government Commissioner is to attend meetings of the Board of Directors and its committees in an advisory capacity and present, where necessary, observations at all General Shareholders’ Meetings.

Florence Tordjman, born June 27, 1959 in Poitiers (Vienne), is a French citizen.

A graduate of the Paris Institut d’Études Politiques and the École Nationale d’Administration, Florence Tordjman also holds a master’s degree in history and a bachelor’s degree in history and geography from the Université Paris IV Sorbonne. Since 1993, she has held various duties within the Ministry of Economy, Industry and Employement. From 1993 to 1997, within the Department of Information Technologies and the Postal Service, she was responsible for European R&D programs in information technologies and communications and head of the office of industrial policy and competition as of 2000. At the Treasury department from 1997 to 2000, she was responsible for monitoring multilateral development banks and financing public aid for development. From October 2001 to July 2008, she was responsible for the gas and fossil energy distribution section of the Department of Energy and Raw Materials. Since then she has been Deputy Director for energy within the Energy and Climate Department of the Ministry of Ecology, Sustainable Development and planning.

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Directorships and offices held in the Company	Directorships and offices held in any company in 2008	Other Directorships and offices held within the past five years
Government Commissioner

Deputy Director for energy - Energy and Climate Department - Ministry of Ecology, Sustainable Development and Planning

Director of the French Association of vehicle natural gas Government Commissioner of GRTGaz and GrDF

Director of Gaz de France * Government commissioner of the companies CFM-CFMH Non-voting Director of Gaz du Sud-Ouest
* Listed Companies

14.4 INFORMATION CONCERNING GENERAL MANAGEMENT

The Board of Directors, which met on July 22, 2008, at the close of the General Shareholders’ Meeting held to approve the merger-takeover of SUEZ by Gaz de France on July 16, 2008, decided to continue the oversight of general management by the Chairman of the Board of Directors, under the responsibility of the Board. In accordance with this decision of the Board, the general management is under the responsibility of Gérard Mestrallet, Chairman and Chief Executive Officer, and Jean-François Cirelli, Vice-Chairman, President.

Gérard Mestrallet and Jean-François Cirelli have the same capacity to represent the Company with third parties. According to internal rules, the respective powers of the Chairman and Chief Executive Officer and the Vice-Chairman, President are determined by the Board of Directors and the Internal Regulations of the Board which sets their limits.

The limits set on the powers of general management are set out in Section 16.1 “Operating procedures of the Board of Directors” and the report of the Chairman of the Board of Directors’ referred to in Article L. 225-37 of the French Commercial Code appended to this Reference Document.)

14.5 COMPOSITION OF THE COMMITTEES OF THE BOARD OF DIRECTORS

PERMANENT COMMITTEES

In application of Article 15.2 of the bylaws and Article 3 of its Internal Regulations, the Board may establish permanent or temporary Committees, intended to facilitate the proper functioning of the Board of Directors and to contribute to the efficient preparation of its decisions.

Upon the recommendation of and in coordination with the Chairman, the Board appoints the members and Chairmen of the Committees, taking into consideration the competence, experience and availability of the Directors.

Until the merger-takeover of SUEZ by Gaz de France on July 22, 2008, the Board of Directors of Gaz de France had set up four committees: the Audit and Accounting Committee, the Strategy and Investment Committee, the Compensation Committee, and the Sustainable Development and Ethics Committee.

It should be noted that the Board of Directors of SUEZ (company merged with Gaz de France) had set up four committees: the Audit Committee, the Ethics, Environment and Sustainable Development Committee, the Nomination Committee and the Compensation Committee.

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As of the merger-takeover of SUEZ by Gaz de France on July 22, 2008, the Board of Directors of GDF SUEZ held following the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008 which approved the merger, decided to set up the five new committees listed below: the Audit Committee, the Strategy and Investments Committee, the Nominations Committee, the Compensation Committee, and the Ethics, Environment and Sustainable Development Committee.

In application of Article 3 of the Board’s Internal Regulations, the position of Chairman of any Committee must be held by an independent Director *.

The organization and functioning of committees, are set out in to section 16.3 “Committees of the Board of Directors” below.

Audit Committee (1)

The Audit Committee is comprised of four members:

• Aldo Cardoso, Chairman *

• Jacques Lagarde *

• Thierry de Rudder *

• Édouard Viellefond

Strategy and Investments Committee

The Strategy and Investments Committee is comprised of five members:

• Jacques Lagarde, Chairman *

• Anne Lauvergeon *

• Pierre-Franck Chevet *

• Thierry de Rudder *

• Édouard Viellefond

Nominations Committee (2)

The Nominations Committee is comprised of five members:

• Jean-Louis Beffa, Chairman *

• René Carron *

• Étienne Davignon *

• Paul Desmarais Jr. *

• Xavier Musca (a)

Compensation Committee

The Compensation Committee is comprised of five members:

• Lord Simon of Highbury, Chairman *

• Jean-Louis Beffa *

• Étienne Davignon *

• Paul Desmarais Jr *

• Jean-Cyril Spinetta

Ethics, Environment and Sustainable Development Committee (3)

The Ethics, Environment and Sustainable Development Committee is comprised of three members:

• Edmond Alphandéry, Chairman *

• Anne Lauvergeon *

• Jean-Paul Bailly

*

Independent Director.

(a)

Until March 4, 2009.

(1)

This Committee, known as the “Audit and Accounting Committee” until July 22, 2008, is now known as the “Audit Committee”.

(2)

The Nominations Committee was created on July 22, 2008.

(3)

This Committee, known as the “Sustainable Development and Ethics Committee” until July 22, 2008, is now known as the “Ethics, Environment and Sustainable Development Committee”.

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OTHER COMMITTEES

Management Committee

Following the merger of Gaz de France and SUEZ on July 22, 2008, given the new organization of the GDF SUEZ Group’s general management, the Management Committee of GDF SUEZ, chaired by the Chairman and Chief Executive Officer or the Vice-Chairman, President, has six members (the Chairman and Chief Executive Officer, the Vice-Chairman, President and the four Executive Vice-Presidents). It is in charge of managing the Group and generally meets on a weekly basis.

Composition of the GDF SUEZ Management Committee (six members)

Gérard Mestrallet	Chairman and Chief Executive officer
Jean-François Cirelli	Vice-Chairman, President
Yves Colliou	Executive Vice-President in charge of the Infrastructures business line
Jean-Marie Dauger	Executive Vice-President in charge of the Global Gas & LNG business line
Jean-Pierre Hansen (a)	Executive Vice-President in charge of the Energy Europe and International business line
Gérard Lamarche	Executive Vice-President, Chief Financiel Officer

(a)

 On March 5, 2009, Jean-Pierre Hansen was replaced by Dirk Beeuwsaert who was appointed Executive Vice-President in charge of the Energy Europe and International business line and member of the Management Committee.

Executive Committee

Until the date of the merger on July 22, 2008, the Executive Committee of Gaz de France was comprise of the Chairman andChief Executive Officer, the Chief Operating Officers, the Chief Financial Officer, the Secretary, the Director of Human Resources and Director of Communications, the Director of the International business line and the Director of the Energy France business line.

The Executive Committee of SUEZ was comprised of the Chairman and Chief Executive Officer, Chief Operating Officer, head of SUEZ Energy Europe, Chief Financial Officer, Executive Vice President in charge of SUEZ Energy International, Executive Vice-President in charge of SUEZ Environnement, Executive Vice-President in charge of SUEZ Energy Services, Executive Vice-President in charge of communications and sustainable development, Executive Vice-President in charge of Group human resources, the Secretary and the Executive Vice-President in charge of strategy. In addition to these ex-officio members, the Group Senior Vice-President for Risk, Organization and Central Services could also attend Executive Committee meetings.

When Gaz de France and SUEZ merged on July 22, 2008, the composition of the Executive Committee of GDF SUEZ changed.

The Executive Committee of GDF SUEZ, chaired by the Chairman and Chief Executive Officer or the Vice-Chairman, President, is comprised of 19 members representing the operational and functional activities. It reviews issues and decisions regarding Group strategy, development or organization and its overall management. Topics may also be submitted for review, where necessary. It generally meets on a weekly basis.

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Composition of the GDF SUEZ Executive Committee (19 members)

Gérard Mestrallet	Chairman and Chief Executive Officer
Jean-François Cirelli	Vice-Chairman, President
Dirk Beeuwsaert *	Executive Vice-President in charge of the Energy Europe & International businesslLine *
Valérie Bernis	Member of the Executive Committee in charge of Communications and Financial Communications
Stéphane Brimont	Member of the Executive Committee, Deputy Chief Financial Officer
Alain Chaigneau	Member of the Executive Committee in charge of Business Strategy and Sustainable Development Department
Jean-Louis Chaussade	Member of the Executive Committee, Chief executive Vice-President of SUEZ Environnement Company
Pierre Clavel	Member of the Executive Committee in charge of the Energy Europe Division
Yves Colliou	Executive Vice-President in charge of the Infrastructures business line
Jean-Marie Dauger	Executive Vice-President in charge of the Global Gas & LNG business line
Henri Ducré	Member of the Executive Committee in charge of the Energy France business line
Yves de Gaulle	Member of the Executive Committee, General Secretary
Jean-Pierre Hansen **	Member of the executive Committee, in charge of the Benelux and Germany
Emmanuel Hedde	Member of the Executive Committee in charge of Integration, Synergies and Performance
Philippe Jeunet	Member of the Executive Committee in charge of Audit and Risks
Gérard Lamarche	Executive Vice-President, Chief Financial Officer
Philippe Saimpert	Member of the Executive Committee in charge of Human Resources
Jérôme Tolot	Member of the Executive Committee in charge of the Energy Services business line
Emmanuel van Innis	Member of the Executive Committee in charge of the senior managers Department
* As of March 5, 2009. ** Executive Vice-President in charge of the Energy Europe & International business line until March 5, 2009.

Group Committees

A limited number of committees have been set up at Group level (Finance Committee, Commitments Committee, Energy Policy Committee, Research and Innovation Committee, Career Management Committee, Safety Monitoring and Nuclear Safety Committee, Business Line Committees) to ensure the coordination between the different entities of GDF SUEZ.

See the Report of the Chairman of the Board on Internal control appended to this Reference Document.

14.6 CONFLICTS OF INTEREST IN ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES AND GENERAL MANAGEMENT

See section 14.1 “Independence of Directors” above.

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15 COMPENSATION AND BENEFITS

15.1

COMPENSATION PAID AND BENEFITS GRANTED

222

15.1.1

Compensation of executive corporate officers

222

15.1.2

Summary of the compensation of each executive corporate officer

224

15.1.3

Summary of compensation, options and shares granted to each executive corporate officer

226

15.1.4

Compensation of non-corporate-officer executives (members of the Executive Committee)

228

15.1.5

Compensation of non-executive corporate officers

229

15.1.6

Other compensation paid to non-executive corporate officers

233

15.1.7

Availability of shares resulting from the exercise of stock options and sales of performance shares

233

15.1.8

Programmed management of stock options

233

15.2

INFORMATION ON STOCK OPTIONS AND BONUS SHARES KNOWN AS PERFORMANCE SHARES

234

15.2.1

Stock option plan of November 12, 2008

234

15.2.2

Performance share plan of November 12, 2008

235

15.2.3

Performance share plan of June 1, 2008 (sita UK) – granted by SUEZ (merged company) and adopted by GDF SUEZ

237

15.2.4

Stock options granted to executive corporate officers

237

15.2.5

Stock options exercised by executive corporate officers

238

15.2.6

Performance shares granted to each corporate officer

239

15.2.7

Performance shares available for each corporate officer

240

15.2.8

Past allocations of stock options

241

15.2.9

Stock options granted to the ten non-corporate-officer employees who received the most options

243

15.2.10

Stock options exercised by the ten non-corporate-officer employees with the largest number of stock options

244

15.3

SUMMARY OF TRANSACTIONS DECLARED BY EXECUTIVE MANAGEMENT AND CORPORATE OFFICERS DURING FISCAL YEAR 2008

245

15.4

NUMBER OF SHARES AND STOCK OPTIONS OF GDF SUEZ HELD BY MEMBERS OF THE GDF SUEZ BOARD OF DIRECTORS IN OFFICE
AT DECEMBER 31, 2008

246

15.5

LOANS AND GUARANTEES GRANTED OR ESTABLISHED IN FAVOR OF DIRECTORS OR EXECUTIVES

246

15.6

FUNDED AMOUNT

247

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15.1 COMPENSATION PAID AND BENEFITS GRANTED

15.1.1 COMPENSATION OF EXECUTIVE CORPORATE OFFICERS

A. Fixed compensation and retirement plan

Executive corporate officers of Gaz de France

Gaz de France paid Jean-François Cirelli, Chairman and Chief Executive Officer, total compensation of €238,736 for the period from January 1 to July 22, 2008, of which €264 was benefit in kind.

Gaz de France paid Yves Colliou, Chief Operating Officer, total fixed compensation of €211,046 for the period from January 1 to July  22, 2008, of which €2,021 was benefit in kind.

Gaz de France paid Jean-Marie Dauger, Chief Operating Officer, total fixed compensation of €218,103 for the period from January 1 to July 22, 2008, of which €8,536 was benefit in kind.

Jean-François Cirelli, Yves Colliou and Jean-Marie Dauger did not receive any other compensation or payment in kind from companies controlled by the Company as defined in Article L. 233-16 of the French Commercial Code for the period from January 1 to July 22, 2008.

As regards retirement, Jean-François Cirelli, Yves Colliou and Jean-Marie Dauger belong to a mandatory special legal retirement system, which is defined by the national status of employees of the Electric and Gas Industries, stipulated by the Nationalization Law of April 8, 1946 and the Decree of June 22, 1946. This retirement plan is managed by the Caisse Nationale des Industries Électriques et Gazières.

The amount of retirement benefits paid for a career affiliated with the special retirement system of Electric and Gas Industries is proportionate to end-of-career compensation, excluding bourses, in the Electric and Gas Industries. The coefficient determining the proportion is equal to the number of years serving the Electric and Gas Industries multiplied by 75% of the required length of service (currently 41 years), i.e. 1.83% per year of service in the Electric and Gas Industries.

They received no bonus for joining the company nor did they benefit from a bonus for leaving the company.

Executive corporate officers of SUEZ

Total fixed compensation paid by SUEZ to Gérard Mestrallet, Chairman and Chief Executive Officer, was €645,614 for the period January 1 to July 22, 2008, including the benefit in kind of a company car (€1,614).

In terms of pension benefits, Gérard Mestrallet has no retirement benefits granted to him personally. He benefits from collective retirement plans:

•

a defined-contributions plan that applies to all employees of SUEZ SA (set up under the 1988 company agreement, as amended in 2005). The basis used is gross annual compensation, and contribution rates are as follows: 5% bracket A (equivalent to the social security ceiling), 8% bracket B (three times the social security ceiling), 5% bracket C (four times the social security  ceiling); and

•

a defined-benefit plan (set up under the 1991 company agreement, amended in 1998 and 2005). This plan concerns employees earning 4 to 50 times the annual French social security ceiling. It provides for the payment of a annuity equal to the difference between the annual component of the annuity based on 2% of the portion (referred to as bracket C) of gross annual compensation between four and eight times the social security ceiling plus 4% of the portion (referred to as bracket D) of gross annual compensation between four and fifty times the social security ceiling. This annuity will be reduced by the amount of any other annuities paid under supplemental retirement plans calculated based on bracket C of compensation.

To qualify for the benefits paid under the defined-benefits plan, the employee must be present in the company when the pension is liquidated under a legally required old-age insurance plan.

For both supplemental retirement plans, benefits are paid in the form of an annuity when the pension is liquidated under a legally required old-age insurance plan.

The company did not apply any system of payment of bonuses to corporate officers for joining or leaving SUEZ.

Executive corporate officers of GDF SUEZ

As proposed by the Compensation Committee, the GDF SUEZ Board of Directors, at its meeting on August 29, 2008, decided, taking into account the increase in size of the new GDF SUEZ Group, to bring the compensation of executives from Gaz de France (including that of Jean-François Cirelli) in line with the compensation system applied by SUEZ, by first setting up a compensation system for the 2008-2009 period.

Furthermore, as GDF SUEZ had become a leading member company of the CAC 40 index, the Board of Directors took into account the change in responsibilities within the Company following the merger, and more specifically the extension of responsibilities of general management and decided to grant greater importance to variable objectives, notably the short-term objectives related to the merger.

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The Board of Directors therefore decided to increase the Chairman and Chief Executive Officer fixed compensation by 8%, i.e. to €1.4 million per year with retroactive effect as of the date of the merger, July 22 2008, as well as the percentage of his target bonus to 120% of fixed compensation with a maximum set at 150%.

At said meeting, the Board also decided to set up a two-stage increase (July 22, 2008 and January 1, 2009) for the fixed compensation of the Vice-Chairman and President to approximately 70% of that of the Chairman and Chief Executive Officer. The Vice-Chairman and President’s target bonus percentage is set at 90% (in 2008) and 100% (in 2009) of his fixed compensation.

In consideration of the significant differences in the retirement plans for Gérard Mestrallet within SUEZ and Jean-François Cirelli within Gaz de France, at its meeting held on November 12, 2008, the Board of Directors of GDF SUEZ approved the proposals of the Compensation Committee regarding the extension of the retirement plans of the Chairman and CEO, who will continue to benefit from the collective retirement system applicable to executives of the former SUEZ Group, and the Vice-Chairman and President, who will continue to benefit from the special retirement plan for electric and gas industries applicable to Gaz de France.

The Compensation Committee is in charge of creating a new collective supplemental retirement system applicable to all GDF SUEZ Group senior managers within a year.

As was the case for SUEZ and Gaz de France, no system is in force for paying bonuses to corporate officers for joining or leaving GDF SUEZ.

• EMPLOYMENT CONTRACT, SPECIAL RETIREMENT PLANS, SEVERANCE PAY AND NON-COMPETE CLAUSE

	Employment contract	Supplemental retirement plan	Severance pay or severance benefit in kind due in the event of termination or a change of function	Compensation due under a non-compete clause
Gérard Mestrallet Chairman and CEO	Yes (a)	Yes (b)	No (a)	No
Jean-François Cirelli Vice-Chairman and President	No	No (b)	No	No

(a)

This employment contract has been suspended since the appointment of Gérard Mestrallet as Chairman and CEO of SUEZ in July 1995. It has never been modified since then by the Board of Directors. As such, it does nor cover his compensation or the duration of his position as Chairman and CEO.

(b)

See section 15.1.1.A. above.

B. Variable compensation

The variable compensation paid for 2007 by Gaz de France to Jean-François Cirelli was €130,819. That for Yves Colliou and Jean-Marie Dauger was €123,297 each (€115,730 + exceptional outright payment of €660 to all employees of Gaz de France + €6,907 of gross profit-sharing).

Variable annual compensation paid to Jean-François Cirelli was capped at 60% of the amount of his fixed annual compensation. 70% of variable compensation was based on Group net income, EBITDA and change in the Group’s productivity, and 30% was based on qualitative criteria.

The annual variable compensation paid to Yves Colliou and Jean-Marie Dauger was capped at 45% of the amount of their annual fixed compensation. It was 70% based on Group results, and 30% based on the targets for developing their respective business lines.

The variable compensation set for 2007 by the Board of Directors of SUEZ for Gérard Mestrallet was €1,442,350. It was paid in March 2008.

On the proposal of the Compensation Committee, the Board of Directors of GDF SUEZ, at its meeting of March 4, 2009, set the total amount of the variable portion paid in 2009 for fiscal year 2008, at €1,830,360 for Gérard Mestrallet and €735,413 for Jean-François Cirelli.

It was 25% based on the actual completion of the merger (bonus target reached), 25% on its implementation (bonus target reached), while the remaining 50% was related to the assessment of economic performance at June 30, 2008 carried out by both Gaz de France and SUEZ before the merger.

For the former SUEZ Group, two quantitative criteria were chosen by the Board for assessing the performance of the Company in the first half-year 2008: EBITDA and current operating income.

For the former Gaz de France Group, three quantitative criteria were chosen to assess the performance of the company over the same period: Group share of net income, gross operating surplus and a productivity indicator.

The combination of the results actually achieved as measured by these two families of indicators lead to the bonus target being exceeded by 17.9%.

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15.1.2  SUMMARY OF THE COMPENSATION OF EACH EXECUTIVE CORPORATE OFFICER

(in euros)	Fiscal year 2008				Fiscal year 2007
	from July 22 to December 31		from January 1 to July 22		from January 1 to December31
	Amounts due	Amounts paid	Amounts due	Amounts paid	Amounts due	Amounts paid
Gaz de France
Jean-François Cirelli Chairman and CEO
Fixed compensation	Not applicable	Not applicable	238,472	238,472	327,048	327,048
Variable compensation	Not applicable	Not applicable	Not applicable	130,819	130,819	128,276
Exceptional compensation	Not applicable	Not applicable	0	0	0	0
Directors’ fees	Not applicable	Not applicable	0	0	0	0
Benefits in kind *	Not applicable	Not applicable	264	264	372	372
TOTAL	Not applicable	Not applicable	238,736	369,555	458,239	455,696
Yves Colliou Chief Operating Officer
Fixed compensation	Not applicable	Not applicable	209,025	209,025	310,499	310,499
Variable compensation	Not applicable	Not applicable	Not applicable	123,297	123,297	93,553
Exceptional compensation	Not applicable	Not applicable	0	0	0	61,759
Directors’ fees	Not applicable	Not applicable	0	0	0	0
Benefits in kind *	Not applicable	Not applicable	2,021	2,021	3,452	3,452
TOTAL	Not applicable	Not applicable	211,046	334,343	437,248	478,990
Jean-Marie Dauger Chief Operating Officer
Fixed compensation	Not applicable	Not applicable	209,567	209,567	311,416	311,416
Variable compensation	Not applicable	Not applicable	Not applicable	123,297	123,297	93,553
Exceptional compensation	Not applicable	Not applicable	0	0	0	61,049
Directors’ fees	Not applicable	Not applicable	0	0	0	0
Benefits in kind *	Not applicable	Not applicable	8,536	8,536	12,531	12,531
TOTAL	Not applicable	Not applicable	218,103	341,400	447,244	488,276

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(in euros)	Fiscal year 2008				Fiscal year 2007
	from July 22 to December 31		from January 1 to July 22		from January 1 to December 31
	Amounts due	Amounts paid	Amounts due	Amounts paid	Amounts due	Amounts paid
SUEZ
Gérard Mestrallet Chairman and CEO
Fixed compensation	Not applicable	Not applicable	644,000	644,000	1,250,000	1,250,000
Variable compensation	Not applicable	Not applicable	Not applicable	1,442,350	1,442,350	1,493,666
Exceptional compensation	Not applicable	Not applicable	0	0	0	0
Directors’ fees	Not applicable	Not applicable	0	-	-	(1)
Benefits in kind **	Not applicable	Not applicable	1,614	1,614	3,249	3,249
TOTAL	Not applicable	Not applicable	645,614	2,087,964	2,695,599	2,746,915
GDF SUEZ
Gérard Mestrallet Chairman and CEO
Fixed compensation	693,677	693,677	Not applicable	Not applicable	Not applicable	Not applicable
Variable compensation	1,830,360 (2)	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Exceptional compensation	0	0	Not applicable	Not applicable	Not applicable	Not applicable
Directors’ fees	0	0	Not applicable	Not applicable	Not applicable	Not applicable
Benefits in kind **	1,614	1,614	Not applicable	Not applicable	Not applicable	Not applicable
TOTAL	2,525,651	695,291	Not applicable	Not applicable	Not applicable	Not applicable
Jean-François Cirelli Vice-Chairman and President
Fixed compensation	322,839	322,839	Not applicable	Not applicable	Not applicable	Not applicable
Variable compensation	735,413 (2)	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Exceptional compensation	0	0	Not applicable	Not applicable	Not applicable	Not applicable
Directors’ fees	0	0	Not applicable	Not applicable	Not applicable	Not applicable
Benefits in kind *	189	189	Not applicable	Not applicable	Not applicable	Not applicable
TOTAL	1,058,441	323,028	Not applicable	Not applicable	Not applicable	Not applicable

*

Benefits in kind include: vehicle and/or energy.

**

Benefits in kind include: vehicle.

(1)

The €243,923 paid as Directors’ fees received by the beneficiary as Director of various companies within the Group are included in the amount of the variable compensation.

(2)

The overall amount of this variable compensation, due for 2008, was decided in March 2009 (refer to section 15.1.1.B. above) and paid at the end of March 2009.

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15.1.3 SUMMARY OF COMPENSATION, OPTIONS AND SHARES GRANTED TO EACH EXECUTIVE CORPORATE OFFICER

The following table gives a summary of the elements making up the compensation of the corporate executive officers shown in the previous and following tables. It corresponds to table 1 of the AMF (French financial markets authority) recommendation dated December 22, 2008.

(in euros)	Fiscal year 2008		Fiscal year 2007
	from July 22 to December 31	from January 1 to July 22	from January 1 to December 31
GAZ DE FRANCE
Jean-François Cirelli Chairman and CEO
Compensation due for the fiscal year (explained in section 15.1.2)	Not applicable	238,736	458,239
Valuation of options granted during the year (explained in section 15.2.4.A.)	Not applicable	Not applicable	Not applicable
Valuation of performance shares granted during the year (explained in section 15.2.6.A.)	Not applicable	1,209 (a)	995 (a)
TOTAL	Not applicable	239,945	459,234
Yves Colliou Chief Operating Officer
Compensation due for the fiscal year (explained in section 15.1.2)	Not applicable	211,046	437,248
Valuation of options granted during the year (explained in section 15.2.4.A.)	Not applicable	Not applicable	Not applicable
Valuation of performance shares granted during the year (explained in section 15.2.6.A.)	Not applicable	1,209 (a)	995 (a)
TOTAL	Not applicable	212,255	438,243
Jean-Marie Dauger Chief Operating Officer
Compensation due for the fiscal year (explained in section 15.1.2)	Not applicable	218,103	417,500
Valuation of options granted during the year (explained in section 15.2.4.A.)	Not applicable	Not applicable	Not applicable
Valuation of options granted during the year (explained in section 15.2.6.A.)	Not applicable	1,209 (a)	995 (a)
TOTAL	Not applicable	219,312	418,495
SUEZ
Gérard Mestrallet Chairman and CEO
Compensation due for the fiscal year (explained in section 15.1.2)	Not applicable	645,614	2,695,599
Valuation of options granted during the year (explained in section 15.2.4.B.)	Not applicable	0	0
Valuation of performance shares granted during the year (explained in section 15.2.6.B.)	Not applicable	0	0
TOTAL	Not applicabl	645,614	2,695,599

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(in euros)	Fiscal year 2008		Fiscal year 2007
	from July 22 to December 31	from January 1 to July 22	from January 1 to December 31
GDF SUEZ
Gérard Mestrallet Chairman and CEO
Compensation due for the fiscal year (explained in section 15.1.2)	2,525,651	Not applicable	Not applicable
Valuation of options granted during the year (explained in 15.2.4.C.)	0 (b)	Not applicable	Not applicable
Valuation of performance shares granted during the year (explained in 15.2.6.C.)	256,140(a)	Not applicable	Not applicable
TOTAL	2,781,791	Not applicable	Not applicable
Jean-François Cirelli Vice-Chairman and President
Compensation due for the fiscal year (explained in section 15.1.2)	1,058,441	Not applicable	Not applicable
Valuation of options granted during the year (explained in 15.2.4.C.)	0 (b)	Not applicable	Not applicable
Valuation of performance shares granted during the year (explained in 15.2.6.C.)	170,760 (a)	Not applicable	Not applicable
TOTAL	1,229,201	Not applicable	Not applicable

(a)

According to the method used for the consolidated financial statements.

(b)

Gérard Mestrallet and Jean-François Cirelli have waived the stock options that were granted to them by the GDF SUEZ board meeting of November 12, 2008.

Within the framework of the allocation of SUEZ stock options under the plan dated November 14, 2007, Gérard Mestrallet, Chairman and CEO of SUEZ, at his request, received neither options nor Performance Shares (see sections 15.2.1 and 15.2.2 above).

In summary, regarding the executive corporate officers of GDF SUEZ, total compensation and benefits for the Chairman and CEO and the Vice-Chairman and President for 2008 is broken down as follows:

(in euros)	Fixed compensation for 2008	Variable compensation for 2008	Total compensation for 2008	Valuation of options granted for 2008	Valuation of performance shares granted in 2008
GDF SUEZ
Gérard Mestrallet Chairman and CEO	1,340,905 (a)	1,830,360 (c)	3,171,265	0	256 140
Jean-François Cirelli Vice-Chairman and President	561,764 (b)	735,413 (c)	1,297,177	0	171,969
(a) Including the benefit in kind of €3,228. (b) Including the benefit in kind of €453. (c) Amount paid in March 2009.

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15.1.4 COMPENSATION OF NON-CORPORATE-OFFICER EXECUTIVES (MEMBERS OF THE EXECUTIVE COMMITTEE)

For the period from January 1 to July 22, 2008

Non-corporate-officer excutives of Gaz de France

The compensation of these executives includes both a fixed and variable portion.

The development of in the fixed portion of compensation is linked to the level of responsibility and the review of positioning as compared with the external market.

The variable portion is broken down into a collective portion and an individual portion, each representing 50% in the case of members of the Executive Committee who are in charge of an operational activity and respectively 30% and 70% for other members.

The collective share depends on a financial indicator, gross operating surplus for the Group, and operational indicators specific to each Business Line.

Non-corporate-officer excutives of Suez

The development of these executives includes both a fixed and variable portion.

The development of in the fixed portion of compensation is linked to changes in specific situations, such as an increase or material change in specific responsibilities, adjustments in light of the principles of evident applied internally within the Group or as a result of discrepancies in relation to the external “market”.

The main purpose of the variable portion is to compensate the contribution of executives to the results of the company and the Group.

The variable portion of compensation for 2007, which was paid in 2008, was calculated as follows as regards Jean- Pierre Hansen and Gérard Lamarche (as well as Gérard Mestrallet): 25% based on qualitative objectives and 75% based on quantitative criteria. The quantitative criteria applied were current operating income (25%), cash flow from operating activities before disposals (25%) and free cash flow (25%).

For Executive Committee members who were responsible for a business sector within the SUEZ Group, half the variable compensation was based on qualitative criteria and half on quantitative criteria. The quantitative criteria (current operating income, net income SUEZ Group share and net cash flow from operating activities) were 40% weighted at the SUEZ Group level and 60% at division level.

For the other members of the Executive Committee, the variable portion was calculated in the same way, except for the quantitative criteria, which were based solely on the performance of SUEZ.

The following table presents total compensation paid to all members of the Executive Committee during fiscal years 2008 and 2007.

Several members were subject to the benchmark criteria of the Belgian market.

For the period from July 22 to December 31, 2008

Non-corporate-officer excutives of GDF SUEZ

The compensation of these executives includes both a fixed and variable portion.

The development of the fixed share is related to the level of responsibility. The GDF SUEZ variable share for the period corresponds to the payment of an exceptional bonus related to the completion of the merger.

• SUMMARY TABLE OF GROSS COMPENSATION INCLUDING BENEFITS IN KIND FOR NON-CORPORATE-OFFICER EXECUTIVES (MEMBERS OF THE EXECUTIVE COMMITTEE)

	2008	2007
	(from January 1 to July 22)	(from January 1 to December 31)
Gaz de France
Fixed (in euros)	927,424	1,452,451
Variable (in euros)	471,960	678,059
TOTAL (in euros)	1,399,384	2,130,510
Number of members	6	8
SUEZ
Fixed (in euros)	2,601,457	5,042,243
Variable (in euros)	6,499,581	12,321,916
TOTAL (en euros)	9,101,038	17,364,159
Number of members	9	11

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	2008	2007
	(from July 22 to December 31)	(from January 1 to December 31)
GDF SUEZ
Fixed (in euros)	4,104,201	Not applicable
Variable (in euros)	927,467	Not applicable
TOTAL (in euros)	5,031,668	Not applicable
Number of members	17	Not applicable

15.1.5 COMPENSATION OF NON-EXECUTIVE CORPORATE OFFICERS

15.1.5.1 Directors representing French State

•

For the period from January 1 to July 22, 2008: no compensation (Directors’ fees or other) was paid by the Company or companies controlled by the Company to Directors representing the State in consideration for their position as Directors, in application of the Law of July 26, 1983.

This applies to: Paul-Marie Chavanne, Philippe Favre, Pierre Graff, Xavier Musca, Florence Tordjman and Édouard Vieillefond.

•

For the period from July 22 to December 31, 2008: Directors representing the State personally received no compensation (Directors’ fees or other) from the Company or from companies controlled by the Company in consideration for their position as Directors, it being specified that Directors’ fees (€204,016) representing the compensation for sitting on the Board are paid directly to the Public Treasury in application of the regulations.

This applies to: Jean-Paul Bailly, Pierre-Franck Chevet, Pierre Graff, Xavier Musca, Jean-Cyril Spinetta and Edouard Vieillefond, including Claude Mandil who resigned from his functions during 2008.

15.1.5.2 Directors elected by the General Shareholders’ Meeting

Upon motion of the Board of Directors, the General Shareholders’ Meeting sets the total annual amount of Directors’ fees, to be distributed by the Board amongst its members.

For the period from January 1 to July 22, 2008:

•

At its meeting on February 26, 2008, the Board of Directors of Gaz de France decided, subject to approval of the total annual amount of Directors’ fees by the General Shareholders’ Meeting, to allocate €2,300 for each attendance at the Board of Directors meeting and for each chairing of committee meetings and €1,400 for each attendance at a committee meeting. Jean-François Cirelli, as Chairman and CEO of Gaz de France, received no Directors’ fees. At the Combined General Shareholders’ Meeting of Gaz de France on July 16, 2008, the total amount of Directors’ fees to distribute was set at €1.4 million per year as of fiscal year 2008 and for all subsequent fiscal years until a new decision is made in this respect at a future General Shareholders’ Meeting. The total amount of fees is to be distributed according to the allocation criteria set by the decision of the above-mentioned Board of Directors meeting;

•

The General Shareholders’ Meeting of Suez on April 26, 2002 set the total amount of Directors’ fees at €800,000 per year for fiscal year 2002 and for all subsequent fiscal years until a new decision was made in this respect. Based on a proposal by the Compensation Committee, the Board of Directors of SUEZ, at its meeting on April 27, 2004 distributed Directors’ fees amongst its members according to the rules indicated in the table below. It should be noted that Gérard Mestrallet, as Chairman and CEO of SUEZ, and Jean-Jacques Salane, as a salaried employee, received no Directors’ fees.

For the period from July 22 to December 31, 2008:

•

Based on a proposal by the Compensation Committee, the Board of Directors of GDF SUEZ, at its meeting on August 29, 2008, set the rules for distributing the total annual amount decided by the General Shareholders’ Meeting of Gaz de France on July 16, 2008 in the amount of €1.4 million, in line with an individual distribution system of Directors’ fees, combining a fixed portion with a variable portion based on the attendance of Directors and non-voting Directors at Board and committee meetings. The distribution rules are indicated below, it being specified that Gérard Mestrallet, Chairman and CEO, and Jean-François Cirelli, Vice-Chairman and President, received no Directors’ fees.

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A. Distribution of Directors’ fees to Directors appointed by the General Shareholders’ Meeting (for the period from January 1 to July 22, 2008)

Gaz de France
Director	€2,300 per meeting
Committee Chairman	€2,300 per meeting
Committee member	€1,400 per meeting
SUEZ
Director
• Fixed portion	€35,000 per year
• Variable portion relating to attendance	€1,500 per meeting
Committee Chairman (other than the Audit Committee)
• Fixed portion	€15,000 per year
• Variable portion relating to attendance	None, given that the Board considers that a committee meeting cannot be held in the absence of its Chairman.
Committee member (other than the Audit Committee)
• Fixed portion	€7,000 per year
• Variable portion relating to attendance	€1,000 per meeting
Audit Committee Chairman
• Fixed portion	€25,000 per year
• Variable portion relating to attendance	None, given that the Board considers that a committee meeting cannot be held in the absence of its Chairman.
Member of the Audit Committee
• Fixed portion	10,000 per year
• Variable portion relating to attendance	€1,000 per meeting

B. Distribution of Directors’ fees to Directors appointed by the General Shareholders’ Meeting (for the period from July 22 to  December 31, 2008)

GDF SUEZ
Director
• Fixed portion	€35,000 per year
• Variable portion relating to attendance	€2,571 per meeting The maximum individual variable portion is limited to €17,997 per year
Non-voting director
• Fixed portion	€20,000 per year
• Variable portion relating to attendance	€2,571 per meeting, for up to 7 meetings The maximum individual variable portion is limited to €17,997 per year

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GDF SUEZ
Audit Committee
Chairman
• Fixed portion	€25,000 per year
• Variable portion relating to attendance	None, given that the Board considers that a committee meeting cannot be held in the absence of its Chairman.
Committee member
• Fixed portion	10,000 per year
• Variable portion relating to attendance	€1,000 per meeting
Strategy and Investments Committee
Chairman
• Fixed portion	€25,000 per year
• Variable portion relating to attendance	None, given that the Board considers that a committee meeting cannot be held in the absence of its Chairman.
Committee member
• Fixed portion	€7,000 per year
• Variable portion relating to attendance	€1,000 per meeting
Ethics, Environment and Sustainable Development Committee
Chairman
• Fixed portion	€15,000 per year
• Variable portion relating to attendance	None, given that the Board considers that a committee meeting cannot be held in the absence of its Chairman.
Committee member
• Fixed portion	€7,000 per year
• Variable portion relating to attendance	€1,000 per meeting
Compensation committee
Chairman
• Fixed portion	€15,000 per year
• Variable portion relating to attendance	None, given that the Board considers that a committee meeting cannot be held in the absence of its Chairman.
Committee member
• Fixed portion	€7,000 per year
• Variable portion relating to attendance	€1,000 per meeting
Nominations Committee
Chairman
• Fixed portion	€15,000 per year
• Variable portion relating to attendance	None, given that the Board considers that a committee meeting cannot be held in the absence of its Chairman.
Committee member
• Fixed portion	€7,000 per year
• Variable portion relating to attendance	€1,000 per meeting

On this basis, non-executive corporate officers will receive the Directors’ fees indicated in the table below for fiscal year 2008. No other compensation has been paid by the Company or companies controlled by the Company for said fiscal year.

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C.Directors’ fees paid to non-executive corporate officers elected by the General Shareholders’ Meeting

(in euros)	Fiscal year 2008 (a)		Fiscal year 2007
	from July 22 to December 31	from January 1 to July 22	from January 1 to December 31
Gaz de France
Jean-Louis Beffa	Not applicable	23,000	14,000
Aldo Cardoso	Not applicable	42,400	54,250
Guy Dollé	Not applicable	18,400 (b)	18,000 (a)
Philippe Lemoine	Not applicable	22,100	28,000
Peter Lehmann	Not applicable	34,500 (b)	31,250 (a)
TOTAL	Not applicable	140,400	145,500
SUEZ
Albert Frère	Not applicable	23,500 (b)	44,000 (b)
Edmond Alphandéry	Not applicable	30,500	59,500
René Carron	Not applicable	36,500	66,000
Gérard Cromme	Not applicable	Not applicable	22,500 (b)
Etienne Davignon	Not applicable	36,500 (b)	69,000 (b) (c)
Paul Desmarais Jr.	Not applicable	25,000 (b)	51,500 (b)
Richard Goblet d’Alviella	Not applicable	32,000 (b)	60,500 (b) (c)
Jacques Lagarde	Not applicable	37,500 (b)	70,500 (b)
Anne Lauvergeon	Not applicable	33,500	63,500
Jean Peyrelevade	Not applicable	23,500	45,500
Thierry de Rudder	Not applicable	23,500 (b)	45,500 (b) (c)
Lord Simon of Highbury	Not applicable	31,000 (b)	60,500 (b)
TOTAL	Not applicable	333,000	658,500
GDF SUEZ
Albert Frère	27,784 (b)	Not applicable	Not applicable
Edmond Alphandéry	37,855	Not applicable	Not applicable
Jean-Louis Beffa	39,784	Not applicable	Not applicable
Aldo Cardoso	42,855	Not applicable	Not applicable
René Carron	28,713	Not applicable	Not applicable
Etienne Davignon	36,784 (b) (d)	Not applicable	Not applicable
Paul Desmarais Jr.	32,213 (b)	Not applicable	Not applicable
Jacques Lagarde	52,855 (b)	Not applicable	Not applicable
Anne Lauvergeon	39,784	Not applicable	Not applicable
Thierry de Rudder	47,284 (b) (d)	Not applicable	Not applicable
Lord Simon of Highbury	37,855 (b)	Not applicable	Not applicable
Richard Goblet d’Alviella (Observer)	20,284 (b) (d)	Not applicable	Not applicable
Philippe Lemoine (Observer)	20,284	Not applicable	Not applicable
TOTAL	464,334	Not applicable	Not applicable

(a)

Directors’ fees due for 2008 (for the period from July 22 to December 31, 2008) were paid in 2009.

(b)

Before deduction of the 25% withholding tax levied on attendance fees paid to Directors who are not French residents.

(c)

In fiscal year 2007, Etienne Davignon, Richard Goblet d’Alviella and Thierry de Rudder received €134,129, €89,419.44 and €89,419.44 gross respectively for their participation in the Board of Directors and the Audit Committee of SUEZ-TRACTEBEL.

(d)

During fiscal year 2008, Etienne Davignon, Richard Goblet d’Alviella and Thierry de Rudder received €144,461.48, €96,307.65 and €96,307.65 gross respectively for their participation in the Board of Directors and the Audit Committee of SUEZ-TRACTEBEL.

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15.1.5.3 Directors representing employees

•

For the period from January 1 to July 22, 2008: the Directors of the Board of Directors of Gaz de France who were in office until the date of the merger between Gaz de France and SUEZ on July 22, 2008, received no compensation (Directors’ fees or other) from the Company or from the companies controlled by the Company in consideration for their position as Director.

•

This applies to: Anne-Marie Mourer, Olivier Barrault, Bernard Calbrix, Jean-François Le Jeune and Yves Ledoux.

•

For the period from July 22 to December 31, 2008: as the terms of office of the Directors representing employees appointed in application of the Law of July 26, 1983 became null and void as a result of the transfer of the majority stake of the Company to the private sector, the GDF SUEZ Board of Directors had no members during this period representing employees or employee-shareholders pending their election in accordance with the provisions of Articles L. 225-28 and L. 225-23 of the French Commercial Code (Code de Commerce) and Articles 13.3 1) and 13.3 2) of the Articles of Association.

15.1.6 OTHER COMPENSATION PAID TO NON-EXECUTIVE CORPORATE OFFICERS

None.

15.1.7 AVAILABILITY OF SHARES RESULTING FROM THE EXERCISE OF STOCK OPTIONS AND SALES OF PERFORMANCE SHARES

The law no. 2006-1770 dated December 30, 2006 for the development of profit-sharing and employee shareholding and covering various economic and social measures (known as the «Balladur law») imposes restrictions on the of availability of shares resulting from the exercise of options and on performance shares granted to corporate officers.

In accordance with these legal measures, a system must be put in place specifying the obligation to retain a certain percentage, that the Board of Directors will determine, of exercised options in the form of shares, so that after a certain time, the corporate officers and members of the Executive Committee hold a portfolio of GDF SUEZ shares corresponding to a fraction of their compensation.

The SUEZ Board of Directors applied this measure to each named person: for each member of the Executive Committee, the Board of Directors set the number of shares to be held in the portfolio for a five-year period. Once this number of shares was reached, members were no longer required to re-invest a portion of the gains made on stock options.

This arrangement has been renewed by the Board of Directors of GDF SUEZ for all members of the Executive Committee of GDF SUEZ.

15.1.8 PROGRAMMED MANAGEMENT OF STOCK OPTIONS

At its meeting of November 12, 2008, the GDF SUEZ Board of Directors decided to continue the programmed management of stock options granted to the executives of the former SUEZ Group. The principle of such programmed management is that the interested parties shall give an irrevocable power of attorney to a financial institution to exercise the GDF SUEZ stock options, in their name and on their behalf, at the dates and under the conditions previously established by an annual instruction, and to sell the corresponding shares on the market, with or without determining a reserve unit price. This annual instruction will include the number and quarterly allocation of transactions to be executed plan by plan over the next 12 months. Within each quarterly period the proxy acts freely at the dates and for the volumes that it judges appropriate within the limits of the annual instruction, in the exercise of options and sale of shares. The annual instruction is sent to the proxy every year within 15 days following the date of publication of the annual financial statements and on condition that no inside information is disclosed at this date. Once this instruction has been given, it is irrevocable, and the interested party undertakes not to exercise the options other than through the delegated power of attorney. The ban on exercising options and selling shares during the negative windows preceding the publication of the annual and half-yearly financial statements and quarterly information is maintained.

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The Board of Directors of GDF SUEZ also decided that this system is obligatory for the Chairman and CEO, the Vice-Chairman, President and the Executive Vice Presidents (Gérard Mestrallet; Jean-François Cirelli; Yves Colliou; Jean-Marie Dauger; Jean-Pierre Hansen; Gérard Lamarche) and optional for the other members of the Executive Committee.

Gérard Mestrallet, Jean-Pierre Hansen and Gérard Lamarche each established irrevocable powers of attorney for the scheduled exercise of their stock options with simultaneous sale of shares resulting from such exercise with a banking institution in early December 2007. These powers remained in effect as part of a second annual Instruction.

The sales instructions attached to these proxies concern the 2003 plan for Gérard Mestrallet and the 2004 plan for Jean-Pierre Hansen and Gérard Lamarche. As regards Gérard Mestrallet, they provide for exercise of the options for 2003 during the third and fourth quarters of 2008 and the first quarter of 2009 at a minimum price, such exercise to be carried over to the following quarters if the conditions are not met or if the minimum price is not reached. As regards Jean-Pierre Hansen and Gérard Lamarche, the sales instruction that they gave to their proxy covers the 2004 plan referred to for execution to be carried out exclusively before the end of 2008.

The proxy of Gérard Mestrallet exercised the stock options and sold the shares scheduled for the third quarter of 2008. The AMF (French Financial Markets Authority) was notified of these transactions in accordance with Articles L. 621.18.2 of the French Monetary and Financial Code and Articles 223-22 and 223-23 of the General Regulations of the AMF.

However, the proxy was unable to exercise the stock options scheduled for the fourth quarter of 2008 and the first quarter of 2009, as the minimum price stipulated in the annual instruction was not reached.

The proxies of Jean-Pierre Hansen and Gérard Lamarche were unable to exercise the stock options scheduled for the fourth quarter of 2008. Exercise was postponed until the first quarter of 2009, as the minimum price stipulated in the annual instruction had not been reached.

Jean-François Cirelli, Yves Colliou and Jean-Marie Dauger have not yet established powers of attorney as their options cannot be exercised before November 2012.

15.2 INFORMATION ON STOCK OPTIONS AND BONUS SHARES KNOWN AS PERFORMANCE SHARES

At the Combined General Meeting of the shareholders of Gaz de France on July 16, 2008, it was decided in the 21st and 22nd resolutions to authorize the Board of Directors, respectively, to allocate bonus shares and grant stock options to employees and/or Corporate Officers of the Company and/or Group companies within the limit of 0.5% of the Company’s share capital. Under this authorization, the Board of Directors of GDF SUEZ decided to implement a stock option plan and plan for the allocation of bonus shares, referred to as Performance Shares, on November 12, 2008. The details of these plans are provided below. These plans do not concern the employees and corporate officers of regulated companies.

The stock option plans and bonus share plans, previously granted by SUEZ and still valid, were adopted by GDF SUEZ, in accordance with the commitments made at the Gaz de France Combined General Shareholders’ Meeting of July 16, 2008 that approved the merger with SUEZ in its fourth and fifth resolutions.

15.2.1 STOCK OPTION PLAN OF NOVEMBER 12, 2008

Pursuant to the 21st and 22nd resolutions of the Gaz de France Combined General Shareholders’ Meeting of July 16, 2008, the GDF SUEZ Board of Directors, at its meeting on November 12, 2008, approved the decision to grant a stock option plan and a plan for the allocation of bonus shares, referred to as “Performance Shares”. The Board of Directors set the exercise price for stock options at €32.74.

In total, stock options were granted to 3,753 individuals and involved a total number of 7,645,990 shares.

The principal objective of the GDF SUEZ stock option plan is to give a financial interest in the company’s future growth and creation of value for shareholders to senior managers, senior executives and high-potential managers. The allocation of stock options is also a way to build loyalty and commitment to Group values as well as to contribute to the Group’s strategy. For this first plan since the merger, the General Management wanted to cover a wide scope of beneficiaries.

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The terms for allocating the options and the list of beneficiaries were established by the Board of Directors pursuant to the authorization of the General Shareholders’ Meeting.

The Board of Directors decided to reduce the proposed number of options to replace them in part with the allocation of GDF SUEZ Performance Shares (see the section below). This allocation also covers individuals not concerned by stock options.

For the employees of the US subsidiaries, a Stock Appreciation Right (SAR) program is offered involving cash payment of an amount equal to the gain on exercising an option followed by immediate sale.

In order to ensure proper governance while accounting for their various specific characteristics, the staff and Corporate Officers of the companies in the Infrastructures business line of GDF SUEZ do not benefit from the discretionary allocation of stock options and/or Performance Shares. A deferred bonus plan, modeled after stock option and performance share plans, which is comparable in terms of cost to the Group, was set up and involves approximately 1,540 individuals.

Furthermore, the exercise of a portion of the options is subject to conditional terms as regards senior managers and to stricter conditions as described below for the members of the Group’s Executive Committee, as well as to a retention program (see section 15.1.4).

Conditional terms

For 1) half the stock options granted to the senior managers of the Group, 2) 45% of the options allocated to the members of the Group’s Executive Committee and 3) 90% of the options granted to the two Corporate Officers, exercise is subject to a performance condition. These options may be exercised if the price of GDF SUEZ shares during the period from November 12, 2012 to November 11, 2016 is greater or equal to the exercise price of the option after application of the rate of change of the Eurostoxx Utilities Index over the period from November 11, 2008 to November 11, 2012.

Stricter conditions

For the members of the Group’s Executive Committee, with the exception of the two Corporate Officers, 10% of the options awarded to them are subject to a stricter performance condition while the balance is divided between options with no performance condition and options subject to the “conditional terms” described above. For the two Corporate Officers, 10% of the stock options were subject to stricter terms and 90%, i.e. the entire remaining balance of options, to the aforementioned conditional terms. The exercise of this 10% of the options will be possible if on November 12, 2012 the price of GDF SUEZ shares, measured by the arithmetic mean of the prices quoted during the previous 20 trading sessions, is greater than or equal to the Eurostoxx Utilities Index for the period from November 11, 2008 to November 11, 2012 increased by 1% per year and applied to the exercise price of the option. If this condition is met, the corresponding options may be exercised. If it is not met, they will be definitively lost.

Executive Corporate Officers

As part of the allocation of SUEZ stock options under the plan dated November 14, 2007, the Chairman and CEO of SUEZ, upon his request, did not receive any SUEZ stock options, since in view of the merger with Gaz de France, he preferred to cede the decision on his compensation to the Compensation Committee of the merged company at the appropriate time. In consideration of this decision, and based on the proposal of its Compensation Committee, the board meeting of GDF SUEZ dated November 12, 2008 granted its Chairman and CEO 450,000 options for fiscal year 2008 and 380,000 options for fiscal year 2007, and granted its Vice Chairman and President 300,000 options for fiscal year 2008.

However, it should be noted that Gérard Mestrallet and Jean-François Cirelli have waived the stock options that were granted to them by the Board meeting of November 12, 2008.

15.2.2 PERFORMANCE SHARE PLAN OF NOVEMBER 12, 2008

Pursuant to the 21st and 22nd resolutions of the Gaz de France General Shareholders’ Meeting of July 16, 2008, the Board of Directors of GDF SUEZ, at its meeting on November 12, 2008, defined the main features of this plan, including in particular the following two objectives:

•

change the terms for current stock option holders, by replacing some stock options by Performance Shares;

•

grant Performance Shares to those employees not covered by the stock option plans. This is expected to identify other employees and encourage their commitment to the business and the GDF SUEZ Group.

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A. Timing and conditions

The timing and conditions established by the Board of Directors are as follows:

France and Belgium Plan

1.

acquisition period for rights grant of GDF SUEZ Performance Shares:

from November 12, 2008 to March 14, 2011 inclusive;

2.

definitive acquisition date for the Performance Shares subject to compliance with the conditions outlined below:

March 15, 2011.

Conditions:

1.

presence on company payroll as of March 14, 2011, i.e., current employment contract with a Group company at that date, except in cases of retirement, death or disability;

2.

performance condition based on the Group’s EBITDA for fiscal year 2010;

3.

length of the mandatory retention period for the shares (except death or disability): two years from the acquisition date of March 15, 2011, meaning that a sale will be allowed from March 15, 2013.

Spain and Italy Plan

1.

acquisition period for rights grant of GDF SUEZ Performance Shares:

from November 12, 2008 to March 14, 2011 inclusive;

2.

definitive acquisition date for the Performance Shares subject to compliance with the conditions outlined below:

15 March 2011.

Conditions:

1.

presence on company payroll as of March 14, 2011, i.e., current employment contract with a Group company at that date, except in cases of retirement, death or disability;

2.

performance condition based on the Group’s EBITDA for fiscal year 2010;

3.

length of the mandatory retention period for the Performance Shares (except in the event of death or disability): three years from the vesting date of March 15, 2011, meaning that a sale will be allowed from March 15, 2014.

International Plan (excluding France, Belgium, Spain and Italy)

1.

acquisition period for rights grant of GDF SUEZ Performance Shares:

from November 12, 2008 to March 14, 2013 inclusive;

2.

definitive acquisition date for the Performance Shares subject to compliance with the conditions outlined below:

March 15, 2013.

Conditions:

1.

presence on company payroll as of March 14, 2013, i.e., current employment contract with a Group company at that date, except in cases of retirement, death or disability;

2.

performance condition based on the Group’s EBITDA for fiscal year 2010;

3.

no mandatory retention period for the Performance Shares.

B. Conversion rate of stock options or SARs for Performance Shares

The Board of Directors, at its meeting on November 12, 2008, deemed that the conversion rate of one Performance Share for five stock options or Stock Appreciation Rights seemed reasonable and acceptable for the beneficiaries.

C. Target population and number of shares granted

1. Partial substitution of stock options or SARs

All beneficiaries of stock options or SARs under the plan of November 12, 2008 are concerned by this substitution. The rate of substitution varies based on the level of responsibility of the beneficiaries (reflected in the number of options or SARs).

The breakdown is as follows:

•

up to 5,000 stock options or SARs:

60% are replaced by Performance Shares;

•

from 5,001 to 8,000 stock options or SARs:

50% are replaced by Performance Shares;

•

from 8,001 to 20,000 stock options or SARs:

40% are replaced by Performance Shares;

•

over 20,000 stock options or SARs:

30% are replaced by Performance Shares.

For 2008, the Board of Directors also decided to limit the maximum grant attributable per person to 6,000 Performance Shares. This restriction applies to all Group employees, including members of the Executive Committee.

2. Other beneficiaries

At its meeting on November 12, 2008, the Board of Directors decided to grant Performance Shares to persons other than recipients of stock options. 427,930 Performance Shares were allocated to 4,059 employees under this system. The number of Performance Shares granted per person ranged from 50 to 150.

Overall, the distribution policy for Performance Shares concerned 7,983 individuals and involved a total number of 1,812,548 shares. As regards members of the Executive Committee, in accordance with the rule limiting the total number of shares that can be granted per person, the Board of Directors granted 6,000 Performance Shares to each of these individuals for 2008.

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3. Corporate Officers

As part of the allocation of SUEZ Performance Shares under the plan dated November 14, 2007, the Chairman and CEO of SUEZ, upon his request, did not receive any SUEZ Performance Shares, since in view of the merger with Gaz de France, he preferred to cede the decision on his compensation to the Compensation Committee of the merged company at the appropriate time. In consideration of this decision, and based on the proposal of its Compensation Committee, the board meeting of GDF SUEZ dated November 12, 2008 granted its Chairman and CEO 6,000 Performance Shares for fiscal year 2008 and 3,000 Performance Shares for fiscal year 2007, and granted its Vice Chairman and President 6,000 Performance Shares for fiscal year 2008.

15.2.3 PERFORMANCE SHARE PLAN OF JUNE 1, 2008 (SITA UK) – GRANTED BY SUEZ (MERGED COMPANY) AND ADOPTED BY GDF SUEZ

Like all plans in force which were implemented by SUEZ, the following plan has been taken over by GDF SUEZ under the commitments made by Gaz de France for the merger of SUEZ by decision of the Combined General Shareholders’ Meeting of Gaz de France on July 16, 2008:

The SUEZ Combined General Shareholders’ Meeting of May 4, 2007, in its 14th resolution, authorized the Board of Directors to grant SUEZ bonus shares known as Performance Shares, for a period of 38 months, for up to 1% of the share capital (in number of shares) and to be included in the 3% limit of share capital regarding the grant of stock options authorized by said Shareholders’ Meeting in its 13th resolution.

In order to retain a limited number of Group employees working at SITA UK considered to be high-risk given the particularly competitive market, the Board of Directors of SUEZ, at its meeting on May 6, 2008, decided to allocate Performance Shares in existence or to be issued, representing a total number of 24,740 shares to 32 beneficiaries.

The main features of this plan are:

1.

duration of the acquisition period for rights to the grant of SUEZ Performance Shares:

from June 1, 2008 to May 31, 2012;

2.

definitive acquisition date for the Performance Shares subject to compliance with the conditions outlined below:

June 1, 2012.

Conditions:

1.

presence on company payroll as of May 31, 2012, i.e., current employment contract with a Group company at that date, except in cases of retirement, death or disability;

2.

for half of the Performance Shares, a condition based on Group EBITDA for fiscal year 2009, for the other half, a condition based on EBITDA and Capex of SITA UK for the period 2008 to 2011 inclusive;

3.

no mandatory retention period for the Performance Shares.

15.2.4 STOCK OPTIONS GRANTED TO EXECUTIVE CORPORATE OFFICERS

A. Gaz de France Stock options granted to executive corporate officers by Gaz de France and all other companies of the Gaz de France Group in fiscal year 2008

Not applicable

B. SUEZ stock options granted to executive corporate officers by SUEZ and all other companies of the SUEZ Group in fiscal year 2008

None.

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C. GDF SUEZ stock options granted to executive corporate officers by the company GDF SUEZ and all other companies of the GDF SUEZ Group in fiscal year 2008

	Plan	Number of options (*) allocated	Valuation of stock options based on the method used for the consolidated financial statements	Exercise price	Exercise period
Gérard Mestrallet Chairman and CEO	11/12/2008	0**	Not applicable	Not applicable	from 11/12/2012 from 11/11/2012
TOTAL
Jean-François Cirelli Vice-Chairman and President	11/12/2008	0**	Not applicable	Not applicable	from 11/12/2012 to 11/11/2016
TOTAL		0	NOT APPLICABLE

*

Stock purchase options.

**

Gérard Mestrallet and Jean-François Cirelli have waived the stock options that were granted to them by the GDF SUEZ Board meeting of November 12, 2008.

As part of the allocation of SUEZ stock options under the plan dated November 14, 2007, Gérard Mestrallet, Chairman and CEO of SUEZ, at his request, received neither options nor Performance Shares (see section 15.2.1 above).

15.2.5 STOCK OPTIONS EXERCISED BY EXECUTIVE CORPORATE OFFICERS

A. Gaz de France stock options exercised by the executive corporate officers of Gaz de France in fiscal year 2008

Not applicable.

B. SUEZ stock options exercised by the executive corporate officers of SUEZ in fiscal year 2008

	Plan	Number of options exercised during the year	Exercise price (in euros)
Gérard Mestrallet Chairman and CEO	11/28/2000 *	200,000	34.39
TOTAL		200,000
* Stock subscription options.

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C. GDF SUEZ stock options exercised by the executive corporate officers of GDF SUEZ in fiscal year 2008

	Plan	Number of options exercised during the year	Exercise price (in euros)
Gérard Mestrallet Chairman and CEO	11/19/2003 *	166,703	12.39
TOTAL		166,703
Jean-François Cirelli Vice-Chairman and President	Not applicable	Not applicable	Not applicable
TOTAL		0
* Stock subscription options.

15.2.6 PERFORMANCE SHARES GRANTED TO EACH CORPORATE OFFICER

A. Gaz de France performance shares allocated to each corporate officer of Gaz de France by Gaz de France and all other companies of the Gaz de France Group in fiscal year 2008

	Plan	Number of shares allocated	Valuation of shares based on the method used for the consolidated financial statements (in euros)	Date of acquisition	Availability date	Performance conditions
Jean-François Cirelli Chairman and CEO	05/28/2008	30	1,209	05/28/2010	(a)	(b)
TOTAL		30	1,209
Yves Colliou Chief Operating Officer	05/28/2008	30	1,209	05/28/2010	(a)	(b)
TOTAL		30	1,209
Jean-Marie Dauger Chief Operating Officer	05/28/2008	30	1,209	05/28/2010	(a)	(b)
TOTAL		30	1,209

(a)

In accordance with Article L. 225-197-1 of the French Commercial Code, the shares of Jean-François Cirelli, Yves Colliou and Jean-Marie Dauger cannot be sold prior to the termination of their duties as Corporate Officers, pursuant to the decision of the Gaz de France Board of Directors of May 28, 2008.

(b)

Performance condition: out of the 30 shares allocated, the last 15 depend on the growth of organic gross operating surplus by 5% on average over 2008 and 2009.

B. SUEZ performance shares allocated to each corporate officer of SUEZ by SUEZ and all other companies of the SUEZ Group in fiscal year 2008

None.

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C. GDF SUEZ performance shares allocated to each corporate officer of GDF SUEZ by GDF SUEZ and all other companies of the GDF SUEZ Group in fiscal year 2008

	Plan	Number of shares allocated	Valuation of shares based on the method used for the consolidated financial statements` (in euros)	Date of acquisition	Availability date	Performance conditions
Gérard Mestrallet Chairman and CEO	11/12/2008	9,000 (a)	256,140	03/15/2011	03/15/2011	(b)
TOTAL		9,000	256,140
Jean-François Cirelli Vice-Chairman and President	11/12/2008	6,000	170,760	03/15/2011	03/15/2011	(b)
TOTAL		6,000	170,760

(a)

Within the framework of the allocation of SUEZ stock options under the plan of November 14, 2007, the Chairman and CEO of SUEZ, on his request, received no stock options or Performance Shares, since, in view of the merger with Gaz de France, he preferred to cede the decision on his compensation to the Compensation Committee of the merged company. In consideration of this decision, and based on the proposal of its Compensation Committee, the Board meeting of GDF SUEZ dated November 12, 2008 granted its Chairman and CEO 6,000 Performance Shares for fiscal year 2008 and 3,000 Performance Shares for fiscal year 2007 (see section 15.2.2 above).

(b)

Performance conditions: see details of the performance-share plan of November 12, 2008 described above in section 15.2.2 of this reference document.

15.2.7 PERFORMANCE SHARES AVAILABLE FOR EACH CORPORATE OFFICER

A. Gaz de France bonus shares that became available for each corporate officer of Gaz de France in fiscal year 2008

Not applicable.

B. SUEZ performance shares that became available for each corporate officer of SUEZ in fiscal year 2008

Not applicable.

C. GDF SUEZ performance shares that became available for each corporate officer of GDF SUEZ in fiscal year 2008

Not applicable.

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15.2.8 PAST ALLOCATIONS OF STOCK OPTIONS

A. Allocations of stock options (Gaz de France plans)

None.

B. Allocations of stock options (SUEZ plans)

SUEZ stock options	Plan of 01/31/2000
Date of authorization by the General Shareholders’ Meeting	06/11/1998
Total number of shares that could be purchased as of 12/31/2007	92,216
Total number of shares that could be purchased by corporate officers (1)	31,762
Start date for the exercise of options (2)	01/31/2005
Expiration date	01/31/2008
Terms of exercise	No specific terms
Purchase price prior to merger (in euros)	28.46
Exercised from 01/01/2008 to 01/31/2008	92,216
Cancelled from 01/01/2008 to 01/31/2008	0
Plan null and void as of January 31, 2008
(1) Etienne Davignon. (2) The stock options can also be exercised early in the event of retirement or death.

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C. Allocations of outstanding stock options

• GDF SUEZ STOCK SUBSCRIPTION OPTIONS

	Plan of 11/28/2000	Plan of 12/21/2000	Plan of 11/28/2001	Plan of 11/20/2002	Plan of 11/19/2003	Plan of 11/17/2004	Plan of 12/09/2005	Plan of 01/17/2007	Plan of 11/14/2007
Date of authorization by the General Shareholders’ Meeting	05/05/2000	05/05/2000	05/04/2001	05/04/2001	05/04/2001	04/27/2004	04/27/2004	04/27/2004	05/04/2007
Total number of shares that could be purchased as of 12/31/2007	3,502,590	1,159,433	6,105,971	2,448,213	3,141,286	8,507,717	6,399,125	5,653,783	4,373,050
Total number of shares that can be subscribed for by Corporate Officers as of 12/31/2007 (1)	317,622	0	529,458	0	270,000	390,599	385,000	380,000	0
Start date for the exercise of options (2)	11/28/2004	12/21/2004	11/28/2005	11/20/2006	11/19/2007	11/17/2008	12/09/2009	01/17/2011	11/14/2011
Expiration date	11/28/2010	12/20/2010	11/28/2011	11/19/2012	11/18/2011	11/16/2012	12/28/2013	01/16/2015	11/13/2015
Terms of exercise	No specific terms for these plans				(3)	(4)	(5)	(6)	(7)
Subscription price prior to merger (in euros)	34.39	35.74	32.59	16.69	13.16	17.88	24.20	38.89	44.37
Exercised from 01/01/2008 to 07/21/2008	569,981	53,357	432,030	301,879	535,754	2,030	2,400	1,000	0
Cancelled from 01/01/2008 to 07/21/2008	20,916	80,449	167,494	72,460	65,777	133,306	98,925	84,197	21,270
Balance on 07/21/2008	2,911,693	1,025,627	5,506,447	2,073,874	2,539,755	8,372,381	6,297,800	5,568,586	4,351,780
Balance as of 07/22/2008 adjusted for the merger (8)	3,092,541	1,089 091	5,847,033	2,202,944	2,697 296	8,892,824	6,689,902	5,914,003	4,622,878
Subscription price adjusted for the merge (in euros)	32.38	33.66	30.70	15.71	12.39	16.84	22.79	36.62	41.78
Exercised from 07/22/2008 to 12/31/2008	15,858	27,671	77,090	112,657	392,600	1,479,442	5,822	0	0
Cancelled from 07/22/2008 to 12/31/2008	1,126	0	1,126	2,813	0	4,043	16,993	9,943	6,040
Balance on 12/31/2008	3,075,557	1,061,420	5,768,817	2,087,474	2,304,696	7,409,339	6,667,087	5,904,060	4,616,838

(1)

Gérard Mestrallet.

(2)

The stock options can also be exercised early in the event of retirement or death.

(3)

For the members of the Executive Committee at the time, all stock options were subject to a performance condition which was met in November 2003.

(4)

For the members of the Executive Committee at the time, 45% of the stock options were subject to “simple” conditions and 10% to “stricter” conditions. For other Group senior managers, 50% are subject to “simple” conditions. These conditions were met in November 2008.

(5)

For the members of the Executive Committee at the time, 45% of the stock options were subject to “simple” conditions and 10% to “stricter” conditions. For other Group senior managers, 50% are subject to “simple” conditions. These conditions will be tested in December 2009.

(6)

For the members of the Executive Committee at the time, 45% of the stock options were subject to “simple” conditions and 10% to “stricter” conditions. For other Group senior managers, 50% are subject to “simple” conditions. These conditions will be tested in January 2011.

(7)

For the members of the Executive Committee at the time, 45% of the stock options were subject to “simple” conditions and 10% to “stricter” conditions. For other Group senior managers, 50% are subject to “simple” conditions. These conditions will be tested in November 2011.

(8)

The stock options were adjusted for the merger in accordance with the legal provisions and terms approved by the shareholders at the General Shareholders’ Meetings on the merger on July 16, 2008 (refer to the merger prospectus).

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• GDF SUEZ STOCK PURCHASE OPTIONS

Plan of 11/12/2008
Date of authorization by the General Shareholders’ Meeting	07/16/2008
Start date for the exercise of options (1)	11/12/2012
Expiration date	11/11/2012
Total number of shares that could be purchased	7,645,990
Total number of shares that could be purchased by corporate officers
• Gérard Mestrallet	0 (2)
• Jean-François Cirelli	0 (2)
Terms of exercise	(3)
Purchase price (in euros)	32.74
Exercised from 11/12/2008 to 12/31/2008	0
Cancelled from 07/22/2008 to 12/31/2008	0
Balance on 12/31/2008	7,645,990

(1)

The stock options can also be exercised early in the event of retirement or death

(2)

Gérard Mestrallet and Jean-François Cirelli have waived the stock options that were granted to them by the GDF SUEZ Board meeting of November 12, 2008 (see section 15.2.1 above).

(3)

For the other members of the Executive Committee, 45% of the stock options are subject to “simple” conditions and 10% to “stricter” conditions.

For other Group Senior Managers, 50% of the options are subject to “simple” conditions. These conditions will be tested in November 2012.

15.2.9 STOCK OPTIONS GRANTED TO THE TEN NON-CORPORATE-OFFICER EMPLOYEES WHO RECEIVED THE MOST OPTIONS

A. Stock options granted by Gaz de France and by all companies included within the Gaz de France stock option plan in fiscal year 2008 to the ten employees of the issuer and such companies, who are not corporate officers and to whom the greatest number of stock options was allocated

Not applicable.

B. Stock options granted by SUEZ and by all companies included within the SUEZ stock option plan in fiscal year 2008 to the ten employees of the issuer and such companies, who are not corporate officers and to whom the greatest number of stock options was allocated

None.

C. Stock options granted* by GDF SUEZ and by all companies included within the GDF SUEZ stock option plan in fiscal year 2008 to the ten employees of the issuer and such companies, who are not corporate officers and to whom the greatest number of stock options was allocated

Total number of options allocated	Exercise price	Plan	Maturity date
1,175,000	32.74	11/12/2008 **	11/11/2016
* Stock options granted following the distribution of SUEZ Environnement Company and following the merger between SUEZ and Gaz de France on July 22, 2008 ** Stock purchase options

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15.2.10 STOCK OPTIONS EXERCISED BY THE TEN NON-CORPORATE-OFFICER EMPLOYEES WITH THE LARGEST NUMBER OF STOCK OPTIONS

A. Gaz de France stock options exercised in fiscal year 2008 by the ten employees who are not corporate officers of Gaz de France with the largest number of stock options

Not applicable.

B. SUEZ stock options exercised* in fiscal year 2008 by the ten employees who are not corporate officers of SUEZ with the largest number of stock options

Total number of options exercised	Average weighted price (in euros)	Plans
31,762	28.46	01/31/2000 **
125,464	34.39	11/28/2000 **
15,882	35.74	12/21/2000 **
64,599	32.59	11/28/2001 **
143,787	16.69	11/20/2002 **
67,219	13.16	11/19/2003 **
* Stock options exercised following the distribution of SUEZ Environnement Company and following the merger between SUEZ and Gaz de France on July 22, 2008. ** Stock subscription options.

C. GDF SUEZ stock options exercised* in fiscal year 2008 by the ten employees who are not corporate officers of GDF SUEZ with the largest number of stock options

Total number of options exercised	Average weighted price (in euros)	Plans
1,688	30.70	11/28/2001 *
1,520	15.71	11/20/2002 *
55,364	12.39	11/19/2003 *
311,656	16.84	11/17/2004 *
* Stock subscription options.

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15.3 SUMMARY OF TRANSACTIONS DECLARED BY EXECUTIVE MANAGEMENT AND CORPORATE OFFICERS DURING FISCAL YEAR 2008

Gaz de France shares

Not applicable.

SUEZ shares

	Transaction date	Transaction type	Quantity	Price (in euros)
Legal entity linked to Albert Frère, Paul Desmarais Jr. and Thierry de Rudder as defined in Article L. 621-18.2 of the French Monetary and Financial Code	01/14/08	purchase	750,000	45.38
Legal entity linked to Albert Frère, as defined in Article L. 621-18.2 of the French Monetary and Financial Code	06/18/08 06/18/08	Transfer transfer	55,000 110,000	44.56 44.56
Richard Goblet d’Alviella	07/18/08	purchase	200	42.48

GDF SUEZ shares

	Transaction date	Transaction type	Quantity	Price (in euros)
René Carron	12/05/08	loan	3,360	-

Gaz de France stock options

Not applicable.

SUEZ stock options

	Transaction date	Transaction type	Plan concerned	Number of stock options exercised	Exercise price (in euros)	Net sale price (€)
Etienne Davignon	01/03/2008	Exercise/sale	01/31/2000 *	24,146	28.46	46.88
	01/04/2008	Exercise	01/31/2000 *	7,616	28.46	-
Gérard Mestrallet	01/02/2008	Exercise/sale	11/28/2000 **	100,000 ***	34.39	41.90
	04/01/2008	Exercise/sale	11/28/2000 **	100,000 ***	34.39	40.00

*

Stock purchase options.

**

Stock subscription options.

***

Options exercised via an independent professional intermediary following the implementation of a GDF SUEZ stock option programmed exercise system (see section 15.1.8 above).

GDF SUEZ stock options

	Transaction date	Transaction type	Plan concerned	Number of stock options exercised	Exercise price (in euros)	Net sale price (€) (in euros)
Gérard Mestrallet	09/03/2008	Exercise/sale	11/19/2003 **	86,703***	12.39	39.25
	10/03/2008	Exercise/sale	11/19/2003 **	80,000***	12.39	34.74

*

Stock purchase options.

**

Stock subscription options.

***

Options exercised via an independent professional intermediary following the implementation of a GDF SUEZ stock option programmed exercise system (see section 15.1.8 above).

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15.4 NUMBER OF SHARES AND STOCK OPTIONS OF GDF SUEZ HELD BY MEMBERS OF THE GDF SUEZ BOARD OF DIRECTORS IN OFFICE AT DECEMBER 31, 2008

	Number of shares	Number of stock options
Gérard Mestrallet	42,649	2,034,302
Jean-François Cirelli	4,044	0
Albert Frère	1,911	-
Edmond Alphandéry	2,142	-
Jean-Paul Bailly	0	-
Jean-Louis Beffa	4,096	-
Aldo Cardoso	1,000	-
René Carron	3,360	-
Pierre-Franck Chevet	0	-
Etienne Davignon	10,605	33,728
Paul Desmarais Jr	2,121	-
Pierre Graff	0	-
Jacques Lagarde	6,664	-
Anne Lauvergeon	3,255	-
Xavier Musca	0	-
Thierry de Rudder	2,121	-
Lord Simon of Highbury	1,911	-
Jean-Cyril Spinetta	0	-
Edouard Vieillefond	0	-

15.5 LOANS AND GUARANTEES GRANTED OR ESTABLISHED IN FAVOR OF DIRECTORS OR EXECUTIVES

None.

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15.6 FUNDED AMOUNT

The total funded amount of retirement commitments in the financial statements as of December 31, 2008 for members of the Executive Committee and the Management Committee stands at €37.8 million.

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16 OPERATION OF ADMINISTRATIVE AND MANAGEMENT BODIES

16.1

OPERATING PROCEDURES OF THE BOARD OF DIRECTORS

250

Corporate governance

250

Powers of the Board of Directors

250

Operating prodedures of the board of directors

251

Activities of the board of directors

251

Dates on which Directors’ terms of office expire

252

16.2

INFORMATION CONCERNING SERVICE CONTRACTS BETWEEN MEMBERS OF THE BOARD OF DIRECTORS AND GENERAL MANAGEMENT
ANDTHE COMPANY OR ANY OF ITS SUBSIDIARIES

253

16.2.1

regulated agreements and commitments with related parties approved during the 2008 fiscal year

253

16.2.2

regulated agreements and commitments approved during prior fiscal years and which continued to be executed during the 2008 fiscal year

255

16.3

COMMITTEES OF THE BOARD OF DIRECTORS

257

Audit Committee

257

Strategy and Investments Committee

260

Nominations Committee

261

Compensation Committee

261

Ethics, Environment and Sustainable Development Committee

262

16.4

COMPLIANCE WITH CORPORATE GOVERNANCE REGULATIONS IN THE ISSUER’S HOME COUNTRY

264

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16.1 OPERATING PROCEDURES OF THE BOARD OF DIRECTORS

CORPORATE GOVERNANCE

Prior to the completion of the merger, both Gaz de France and SUEZ followed AFEP-MEDEF (French Employers’ Federation) guidelines for rules relative to corporate governance. At its meeting on November 12, 2008, the Board of Directors of GDF SUEZ reaffirmed its adherence to the AFEP-MEDEF corporate governance code as modified on October 6, 2008, and notably its compliance with the duties of information relative to Directors’ and Corporate Officers’ compensation. During this meeting, the Group’s Board of Directors also confirmed that the Group complies with AFEP-MEDEF guidelines.

The Group adopted a new set of Internal Regulations at the time of the merger in July 2008. These Internal Regulations were also subject to modifications in December 2008. The Group also adopted a Director’s Charter and a Code of Conduct. These documents give the Board of Directors the ways and means to operate efficiently on behalf of the Company and its shareholders, and lay down perfectly transparent rules for the rights and responsibilities incumbent on each Director. (These documents can be obtained from the Company’s registered office and are available on its website: www.gdfsuez.com.)

In particular, the Internal Regulations detail the composition and the operating procedures of the Board of Directors, as well as the scope of the responsibilities of the Board, General Management and its Committees.

The Code of Conduct sets out the rules governing trading in the Company’s securities and the offense of insider trading applicable to Directors, Corporate Officers and all employees. It expresses the Company’s wish to guarantee prudent management of its securities, to comply with, and to ensure compliance by others with current regulations governing securities transactions conducted by Directors, Corporate Officers and employees, by reminding them of the ban on certain transactions involving the Company’s securities, and the obligation to declare transactions concluded by Directors and Corporate Officers and related parties.

Pursuant to Article 13.6 of the Company’s bylaws, each Director must own at least fifty (50) GDF SUEZ shares throughout their term of office, except in the case of exemption as a result of applicable laws and regulations.

This does not apply to the Directors representing the French State, nor to the Director representing employee shareholders.

POWERS OF THE BOARD OF DIRECTORS

The Board of Directors determines the Company’s business strategy and oversees its implementation. Subject to powers expressly vested in shareholders’ meetings, and within the definition of the corporate purpose of the Company, the Board of Directors deals with all matters affecting the smooth running of the Company and deliberates on all matters within its remit. The Board of Directors conducts any controls and verifications it considers appropriate.

In addition to issues reserved for the authority of the Board under applicable laws and regulations, and in accordance with the provisions of the Company’s Internal Regulations, the following decisions must be subject to prior review and approval by the Board:

•

enter into major government contracts relative to the aims and methods of the implementation of public service missions delegated to the Company or its subsidiaries within legal limits;

•

acquire or divest any of the Company’s direct or indirect interests in any company formed or to be formed, or an interest in the formation of any company, joint venture, consortium or body or subscribe to any issue of shares, partnership shares or bonds in which the Company’s or the Group’s financial exposure exceeds €350 million for the transaction in question;

•

become involved in any asset contribution or exchange transaction, with or without a cash balance, relative to goods, securities, stocks or bonds for an amount exceeding €350 million;

•

settle disputes by way of any treaty or transaction or any compromise agreement, for an amount exceeding €200 million;

•

enter into any Group long-term energy purchasing plan with individual transaction quantities in excess of:

-

for gas, 30 billion kWh per year, including transmission conditions,

-

for electricity, 20 billion kWh per year, including transmission conditions.

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•

enter into any real-estate acquisition or disposal transaction for an amount exceeding €200 million;

•

enter into any of the following transactions for which the amount exceeds €1.5 billion:

-

grant or contract any loans, borrowings, credit or cash advances by the Company, or grant authorization to any Group subsidiary or financing vehicle for this purpose;

-

acquire or dispose of any receivables by any means whatsoever.

The Board of Directors sets the total amount of sureties, endorsements or guarantees that the Chairman and Chief Executive Officer is authorized to grant for each fiscal year.

In addition, at least once a year, the Board of Directors reviews the Group’s budget, industrial and financial strategy, as well as its procurement policy in terms of energy requirements.

OPERATING PRODEDURES OF THE BOARD OF DIRECTORS

The Board of Directors meets as often as required by the Company’s interests and, in accordance with its Internal Regulations, at least six times a year, including at least once each quarter. Board of Directors’ meetings may by held via any videoconference or other means of telecommunication that enables Directors to be identified and that guarantees their effective participation in accordance with the conditions and procedures set out in the Internal Regulations.

In accordance with French law and the provisions of Article 1.1 of the Internal Regulations, the representative of the Central Works Council attends Board meetings without being able to vote on decisions and without the possibility of being represented in case of absence. The commissioner appointed by the French government also attends Board meetings. Non-voting Directors invited to attend Board meetings by the Chairman of the Board of Directors benefit from a consultative vote.

As the terms for Directors elected by employees by virtue of the law of July 26, 1983 became null and void due to the transfer of the Company to the private sector on July 22, 2008, the Board of Directors no longer included any Directors representing employees and employee-shareholders for the period between July 22, 2008 and January 20, 2009. Notwithstanding the previous statement, the Chairman and Chief Executive Officer, motivated by the wish to involve employee representatives in the Board’s deliberations on the Group’s strategic direction and business, and after consulting the Group’s Vice-Chairman and President, decided to take the exceptional step of inviting employee representatives to attend Board meetings pending the election of Directors representing employees. Accordingly, Anne-Marie Mourer, Olivier Barrault, Bernard Larribaud, Jean-Jacques Salane and Philippe Taurines were invited to attend all of the Board of Directors’ meetings held between July 22, 2008 and the date of appointment of the elected Directors representing employees on January 21, 2009. Jean-Jacques Salane will attend Board meetings until the date of appointment of the Director representing employee shareholders by attendees at the General Shareholders’ Meeting on May 4, 2009.

Article 1.3 of the Internal Regulations provides that the Chairman chairs Board meetings, oversees deliberations made by the Board and ensures compliance with the such regulations. The Chairman upholds the quality of exchanges of views and ensures that the Board’s decisions are made on a collective basis. The Chairman makes sure that the Board spends enough time on discussions and allots time to each of the items on the agenda in proportion to the importance that each issue represents for the Company. The Directors collectively ensure that the time allotted to each of them to air their views is evenly balanced. The Chairman pays particular attention to ensure that the items raised according to the agenda receive an appropriate reply.

In accordance with Article 16 of the bylaws, meetings of the Board of Directors shall be chaired by the Chairman, or in the latter’s absence by one of the Vice-Chairmen or, failing that, by a Director chosen by the Board of Directors at the beginning of the meeting.

The Secretary of the Board of Directors provides administrative services to the Board and writes up the minutes of its meetings.

ACTIVITIES OF THE BOARD OF DIRECTORS

During the 2008 fiscal year, the Board of Directors of Gaz de France, which then became GDF SUEZ, met 16 times (including ten times during the period between January 1 and July 22, 2008 and six times during the period between July 22 and December 31, 2008), with an attendance rate of 75%. Ten meetings are scheduled for the fiscal year 2009 and two meetings have already been held at the date of this Reference Document.

The Board of Directors of GDF SUEZ held its first meeting on July 22, 2008. Since that date, the Board of Directors of GDF SUEZ has met six times with an average attendance rate of 74%. In particular, it has deliberated on the following matters:

•

nomination of the Chairman and Chief Executive Officer and the Vice-Chairman and President as well as the definition of their powers and their compensation, the appointment of members of the Board of Directors’ Committees, the adoption of the Internal Regulations and a certain number of delegations of authority for financial matters;

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•

financial statements as at June 30, 2008;

•

project to transform the Methane Terminals and Storage activities into a subsidiary and miscellaneous modifications to the bylaws in preparation for the General Shareholders’ Meetings of December 2008;

•

payment of an interim dividend;

•

election of members of the Board of Directors representing employees and employee shareholders; and

•

presentations of miscellaneous activities, the competitive environment and the medium-term business plan.

The Board also approved a dozen major investment projects.

For the record, the Board of Directors also deliberated on matters pertaining to miscellaneous investment projects, procurement policy, commercial policy and industrial and user safety. The Board of Directors of SUEZ met on seven occasions with an attendance rate of 79% and took decisions on Group policy and various nuclear policies, as well as the stock market listing of 65% of the equity of the SUEZ Environnement Company as part of the merger project. The Board also conducted an assessment of its own operations.

The Board of Directors of Gaz de France, along the same lines as the Board of Directors of SUEZ, also examined the 2008 fiscal year budget, the state of progress of the merger takeover of SUEZ by Gaz de France, approved the financial statements for the 2007 fiscal year and called General Shareholders’ Meetings, including the Meeting to approve the merger takeover that gave birth to GDF SUEZ.

DATES ON WHICH DIRECTORS’ TERMS OF OFFICE EXPIRE

Refer to Section 14.1 “Information concerning the administrative bodies”.

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16.2 INFORMATION CONCERNING SERVICE CONTRACTS BETWEEN MEMBERS OF THE BOARD OF DIRECTORS AND GENERAL MANAGEMENT AND THE COMPANY OR ANY OF ITS SUBSIDIARIES

Regulated agreements and commitments with related parties

Pursuant to the provisions of Article 19 of the Company’s bylaws, any agreement made directly or through an intermediary between the Company and a member of the Board of Directors, its Chief Executive Officer, a President or a shareholder holding more than 10% of the voting rights, or if the shareholder is a company, the company controlling it within the meaning of Article L. 233-3 of the French Commercial Code, must be submitted to the Board of Directors for prior approval.

The same applies to agreements in which one of the persons mentioned in the preceding paragraph is indirectly involved, and to agreements between the company and another company, if one of the Directors, the Chief Executive Officer or one of the Presidents of the company is an owner, partner with unlimited liability, legal manager, Director, member of the supervisory board or, in general, a manager of the company concerned.

Independent Directors can put forward recommendations on such agreements to the Board of Directors in the interests of the company.

The provisions of the three preceding paragraphs are not applicable to agreements relative to day-to-day transactions concluded under normal terms of business and governed by the requirements of Article L. 225-39 of the French Commercial Code.

Due to the presence of Directors with both the responsibilities in contracting companies and GDF SUEZ or the presence of the French State as a shareholder, the following transactions are subject to the provisions of Article 19 of the aforementioned bylaws:

16.2.1 REGULATED AGREEMENTS AND COMMITMENTS WITH RELATED PARTIES APPROVED DURING THE 2008 FISCAL YEAR

16.2.1.1 Regulated agreements and commitments concluded with Gaz de France

None

16.2.1.2 Regulated agreements and commitments concluded with SUEZ

As part of the stock market listing of 65% of the equity of SUEZ Environnement Company and concomitant with merger takeover by absorption of SUEZ by Gaz de France, on June 4, 2008, the Board of Directors of SUEZ decided to put in place a certain number of provisions to accompany the partial spin-off of SUEZ Environnement Company, i.e.:

•

a SUEZ Environnement Company shareholders agreement, with a 5-year renewable term, between SUEZ, Groupe Bruxelles Lambert, Sofina, la Caisse des Dépôts et Consignations, Areva and CNP Assurances;

This agreement had no impact on the 2008 fiscal year.

•

a cooperation and pooled functions contract between SUEZ and SUEZ Environnement Company for the purpose of defining methods of future cooperation between GDF SUEZ and SUEZ Environnement Company;

In 2008 SUEZ Environnement Company paid GDF SUEZ €8.38 million in rebilling of business and other services in relation to this contract.

The exercise price of the 1,081,720 GDF SUEZ stock options granted to SUEZ Environnement was €32.74. In November 2008, 357,034 free shares were granted to SUEZ Environnement at a unit value (weighted average) of €28.50.

•

a framework agreement relative to the financing of SUEZ Environnement and of SUEZ Environnement Company by the SUEZ group, under the terms of which SUEZ Finance SA, or another Group entity appointed for this purpose, would provide financing to the SUEZ Environnement Company/SUEZ Environnement Group in relation to their requirements, and up to a total amount agreed annually between SUEZ and SUEZ Environnement Company;

In the context of this financing agreement, SUEZ Finance SA granted loans to SUEZ Environnement Company Group for a total of €1.26 billion and advances for a total of €802.7 million at December 31, 2008. The net financial income generated since the agreement was entered into amounts to €39.7 million at December 31, 2008.

•

a brand licensing contract, under the terms of which SUEZ would grant to SUEZ Environnement Company for a 5-year tacitly renewable term, the non-exclusive and free-of-charge rights to use the “SUEZ” brand in its corporate name, as well as in certain brand names;

This agreement had no impact on the 2008 fiscal year.

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•

a draft agreement between SUEZ and SUEZ Environnement relative to Argentina. In the light of the particuar context of the Argentinean companies Aguas Argentinas and Aguas Provinciales de Santa Fe, as well as the Argentinean government’s tariff freeze, provisions have been made for a 20-year draft agreement between SUEZ and SUEZ Environnement relating to Argentina. The agreement provides for the economic transfer, in favor of SUEZ Environnement, of rights and obligations associated with interests held in the aforementioned Argentinean companies.

This agreement had no impact on the 2008 fiscal year.

The Board of Directors expressly approved these agreements at its meeting on June 4, 2008 and they were signed on June 5, 2008. They have been the subject of a special report by the Statutory Auditors on regulated agreements and commitments with related parties submitted to the SUEZ Ordinary and Extraordinary Shareholders Meeting of July 16, 2008.

16.2.1.3 Regulated agreements and commitments entered into with GDF SUEZ

Amendment to the SUEZ Environnement Company shareholders’ agreement

Following the signing of the aforementioned shareholders’ agreement  on June 5 2008, the parties decided to proceed with signing an amendment.

According to the terms of the agreement, the composition of the administrative bodies of SUEZ Environnement and SUEZ Environnement Company should be identical and decisions concerning subsidiaries controlled by SUEZ Environnement Company which, if taken at company level, should be submitted for approval by the Board of Directors, should be subject to prior deliberations by the Board of Directors of SUEZ Environnement Company. With the aim of simplifying the operational management procedures within the SUEZ Environnement Company group, the parties to the agreement have agreed, by way of an amendment, to abolish the obligation to replicate the administrative bodies of SUEZ Environnement Company within the administrative bodies of SUEZ Environnement, on the understanding that SUEZ Environnement Company shall ensure that decisions affecting controlled subsidiaries are effectively implemented by the subsidiaries concerned, in compliance with decisions taken by the Board of Directors.

The Board of Directors of GDF SUEZ expressly approved the amendment to the SUEZ Environnement Company shareholders agreement at its meeting on October 22, 2008, it being specified that:

•

Gérard Mestrallet being both Chairman and CEO of GDF SUEZ and Chairman of SUEZ Environnement Company’s Board of Directors;

•

Jean-François Cirelli being both Vice-Chairman and President of GDF SUEZ and Director of SUEZ Environnement Company;

•

Albert Frère (having granted power of attorney) being Director of GDF SUEZ as well as Chairman of the board and Managing Director of Groupe Bruxelles Lambert;

•

Edmond Alphandéry being both Director of GDF SUEZ and Chairman of CNP Assurances’ Board of Directors;

•

Etienne Davignon being both Director of GDF SUEZ and Director of Sofina;

•

Paul Desmarais Jr. being both Director of GDF SUEZ and, Vice-Chairman and Director of Groupe Bruxelles Lambert;

•

Thierry de Rudder being both Director of GDF SUEZ and Managing Director of Groupe Bruxelles Lambert; and

•

Anne Lauvergeon (having granted power of attorney) being both Director of GDF SUEZ and Chairperson of the Executive Board of Areva;

did not take part in the vote.

The amendment entered into force on December 18, 2008.

Executive Corporate Officers’ retirement benefits schemes

Given the major differences between the retirement benefits schemes in place for Gérard Mestrallet at SUEZ and Jean-François Cirelli at Gaz de France, it was decided to maintain the systems currently in force for the time being.

The Compensation Committee has been given one year to consider the creation of a new supplementary collective retirement benefits system applicable for Senior Managers within the GDF SUEZ Group. At its meeting on November 12, 2008, the Board of Directors expressly approved proposals from the Compensation Committee with regard to the continuation of the retirement benefits schemes for the Chairman and Chief Executive Officer, and the Vice-Chairman and President. Neither of the interested parties took part in the voting process.

Call option on Gas Natural securities

As part of the spin-off of SUEZ Environnement Company and the accompanying intragroup restructuring process, on October 28, 2008, SUEZ Environnement Holding BE, a wholly-owned subsidiary of SUEZ Environnement Company, acquired 11,487,152 Gas Natural shares from Hisusa, a 51%-owned SUEZ Environnement subsidiary.

In its letter dated November 18, 2008, SUEZ Environnement committed to sell these shares to GDF SUEZ or to any other Group entity. In this context, SUEZ Environnement granted GDF SUEZ a call option on the 11,487,152 Gas Natural shares.

This option can be exercised between November 21, 2008 and November 20, 2009. The Gas Natural shares purchase price will be calculated based on the average Gas Natural share price on the Madrid Stock Exchange during the 20 trading days preceding the date of dispatch of the request for sale by GDF SUEZ. SUEZ Environnement has not received any premium payment for setting up this call option.

The Board of Directors expressly approved this agreement at its meeting on November 12, 2008. Gérard Mestrallet, as Chairman and Chief Executive of GDF SUEZ and Chairman of the Board of Directors of SUEZ Environnement, did not take part in the voting process.

As of December 31, 2008, the option had not been exercised.

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16.2.2 REGULATED AGREEMENTS AND COMMITMENTS APPROVED DURING PRIOR FISCAL YEARS AND WHICH CONTINUED TO BE EXECUTED DURING THE 2008 FISCAL YEAR

16.2.2.1 Regulated agreements and commitments entered into with Gaz de France

Tripartite agreement between Gaz de France, the French government and Société Générale relative to the implementation of the Share Offer Reserved for Employees

A tripartite agreement to implement the Share Offer Reserved for Employees was signed on September 7, 2005 as described in the Offering Circular approved by the AMF on June 22, 2005.

In respect of the 2008 fiscal year, the impacts of this agreement are as follows:

•

no payment has been made to the French state (last payment in 2007);

•

payment by Gaz de France to Société Générale of commissions and expenses for €92,000;

•

employee debt vis-à-vis Gaz de France, i.e. €14.7 million, has been entirely repaid. Accordingly, the debt was paid down in full as at December 31, 2008.

16.2.2.2 Regulated agreements and commitments concluded with SUEZ

Sale by SUEZ of SUEZ-TRACTEBEL to Electrabel

SUEZ’s plan to sell SUEZ-TRACTEBEL to Electrabel was presented to the Board of Directors of SUEZ at its meeting on March 7, 2007.

The strategic motivation for this sale was that it enabled integrated organization with regard to Pax Electrica (commitments made by SUEZ vis-à-vis the Belgian government).

Via SUEZ-TRACTEBEL, SUEZ transferred to Electrabel:

•

the SUEZ Energy International (SEI) business line;

•

Tractebel Engineering, an engineering consultancy company;

•

the 57.2% interest in Distrigaz and Fluxys.

Based on an SEI enterprise value in the region of €13.5 billion and an intrinsic value for SUEZ-TRACTEBEL of around €18.2 billion, at its meeting on May 4, 2007, the Board of Directors of SUEZ approved the principle of the sale of SUEZ-TRACTEBEL to Electrabel.

The sale price corresponded to an intrinsic value for SUEZ-TRACTEBEL based on a sum of the parts approach that had been confirmed by two banks.

The sale price amounted to €18.2 billion and transfer of ownership became effective on July 24, 2007.

At its meeting on July 4, 2007, the Board of Directors expressly approved the sale transaction and authorized its Chairman Gérard Mestrallet, to sign the said sale agreement.

The sale agreement includes a guarantee in respect of liabilities of a maximum amount of €1.5 billion, valid until March 31, 2013. No call on the guarantee was made in 2008.

In addition, the sale price is also subject to upward or downward adjustment in the eventuality of a sale of Distrigaz shares outside the SUEZ Group.

Under a sale agreement signed on May 29, 2008, SUEZ-TRACTEBEL sold its entire holding in Distrigaz on October 30, 2008.

Consequently, in December 2008, in execution of the price adjustment clause, Electrabel paid a sum of €975.7 million to GDF SUEZ.

Appointment of Calyon as advisory bank

To assist in the squeeze-out bid by SUEZ for Electrabel shares it did not already own and the plan to sell SUEZ-TRACTEBEL to Electrabel, the management of SUEZ appointed Calyon as its advisory bank.

The Board of Directors expressly approved the appointment of Calyon as its advisory bank at its meeting on March 7, 2007.

The payment of Calyon’s fee was made contingent on the completion of both operations. As both operations were completed successfully, Calyon received a commission of €1 million excluding V.A.T., paid in February 2008.

Electrabel’s membership of the SUEZ Alliance economic interest group (GIE)

In its capacity as a new member, Electrabel has committed to comply with the GIE SUEZ Alliance’s corporate documents and benefits from an unlimited guarantee granted by SUEZ in accordance with Article 2 of the Internal Agreement.

At its meeting on July 4, 2007, the Board of Directors expressly approved Electrabel’s adherence to the GIE SUEZ Alliance’s corporate documents, to which SUEZ is a party, and the granting by SUEZ of the aforementioned guarantee.

Electrabel’s membership of the GIE SUEZ Alliance, now known as the GIE GDF SUEZ Alliance, has been effective since August 28, 2007.

This commitment did not have any impact on the 2008 fiscal year.

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Leonardo France

As part of the gas and electricity markets strategy and development study and research missions approved by the Board of Directors at its meeting on January 19, 2005 and undertaken from February 2005 onwards by Toulouse & Associés (now known as Leonardo France) at the request of SUEZ, a new consulting contract was signed in December 2006, relative to the plan for a merger or partial lineup with Gaz de France, and defense strategies in the event of a hostile takeover bid on SUEZ.

The Board of Directors approved this contract at its meeting on November 22, 2006. The mission was originally scheduled to end on December 31, 2007, and was extended to September 30, 2008.

In exchange for its work, as part of the merger between SUEZ and Gaz de France, Leonardo France received a fixed commission of €2.5 million excluding V.A.T. and a variable commission calculated against the SUEZ share price and capped at €38. In 2008, Leonardo France received total compensation of €5.5 million excluding V.A.T.

With the GDF SUEZ Group companies, members of GIE GDF SUEZ Alliance

The SUEZ Board of Directors meeting of July 4, 2001 authorized the creation of a special purpose financing entity, the GIE SUEZ Alliance, now known as GIE GDF SUEZ Alliance, and the membership of SUEZ to this GIE.

During the same meeting, the Board of Directors approved the SUEZ guarantee granted by benefiting the other members of GIE, subsidiaries of SUEZ. In addition, in its position as head of the group, GDF SUEZ is the ultimate guarantor with respect to other members for any and all debts incurred by any of the members and exceeding their share.

These conventions had no impact on the 2008 fiscal year.

With GDF SUEZ Group companies that are not members of the GIE GDF SUEZ Alliance

At its meeting on March 9, 2005, in order to make financing arrangements easier, the Board of Directors expressly approved the extension of the scope of activities of the GIE SUEZ Alliance to encompass those most significant SUEZ subsidiaries that are not members of the GIE SUEZ Alliance.

In its capacity as the Group parent company, GDF SUEZ is the ultimate guarantor vis-à-vis its subsidiaries for any debts incurred by them and exceeding the pro rata share borne by the member company acting as guarantor.

This commitment did not have any impact on the 2008 fiscal year.

With FirstMark Communication France

At its meeting on April 26, 2002, the Board of Directors expressly approved the contribution made by SUEZ of FirstMark Communication France to Neuf Telecom (formerly LD Com), for an amount of €210 million. This transaction contained certain direct commitments and the guarantee of all the obligations of the three SUEZ subsidiaries merged with SUEZ Communication in 2004. As of today, only guarantees relating to tax matters remain in effect.

This commitment did not have any impact on the 2008 fiscal year.

With Ondeo Nalco

In the context of the sale by Ondeo Nalco of its registered head office, followed by the signing of a 25-year renewable rental lease, at its meeting on November 20, 2002, the Board of Directors gave approval to SUEZ to issue a guarantee on all Ondeo Nalco’s obligations. At its meeting on August 26, 2003, the Board of Directors maintained this guarantee after the sale of Ondeo Nalco.

The guarantee is unlimited for the duration of Ondeo Nalco’s obligations relative to the leasehold on its registered head office. The guarantee is unlimited for the duration of the obligations relative to the leasehold (including renewals) and to other agreements. This guarantee is irrevocable and unconditional.

The Board of Directors gave its prior approval to the corresponding agreements, as Ondeo Nalco counter-guarantees SUEZ in this matter and both companies have signed a “Participation Agreement” as part of this transaction.

This guarantee did not have any impact on the 2008 fiscal year.

With Elyo (now known as GDF SUEZ Energie Services)

At its meeting on July 4, 2001, the Board of Directors approved the performance guarantee granted by SUEZ for the benefit of the SUEZ Energie Services, relative to the construction and operation of a household waste incineration plant at Rillieux-la-Pape (Rhône - France).

This agreement will end on June 30, 2019 and did not have any impact on the 2008 fiscal year.

With Cofixel

At its meeting on July 4, 2001, the Board of Directors approved the sale by SUEZ of Ineo, Entrepose and Delattre-Levivier to Cofixel (a French holding company owned by Fabricom).

At the same meeting, the Board of Directors approved guarantees for an overall amount limited to €40 million relative to all the divested companies.

This commitment did not have any impact on the 2008 fiscal year.

With SUEZ Environnement (now known as SUEZ Environnement Company)

•

Guarantee provided by SUEZ to the Hong Kong authorities as part of the acquisition by Sita of the international activities of Browning Ferries Industries and a counter-guarantee provided by Sita. This commitment is for unlimited in amount and duration.

•

Guarantee provided as part of the contract relative to the Nent landfill site. This guarantee remains in force.

These commitments did not have any impact on the 2008 fiscal year.

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With Crédit Agricole SA

Seller’s guarantee as part of the sale of majority control of the Banque Indosuez to Crédit Agricole SA The maximum amount likely to be called by way of this seller’s guarantee was €361 million at December 31, 2008.

By virtue of this seller’s guarantee, GDF SUEZ paid €33 million to Crédit Agricole SA during the 2008 fiscal year.

With Findim

The joint and several guarantee given by SUEZ to the purchaser of ISM SA for the payment of all sums due by Findim expired during the 2008 fiscal year.

This guarantee relative to all Findim’s commitments in the context of the sale of Banque La Hénin expired during the 2008 fiscal year.

This commitment did not have any impact on the 2008 fiscal year.

16.3 COMMITTEES OF THE BOARD OF DIRECTORS

Internal committees work to support the Board of Directors and to assist it in fulfilling its missions. Pursuant to Article 15.2 of the bylaws and Article 3 of the Board of Directors’ Internal Regulations, these internal committees are tasked with studying matters pertaining to the Company and submitted to them by the Board or the Chairman for their opinion. These committees are also charged with preparing the Board’s work and decisions on these matters and projects and reporting their conclusions back to the Board in the form of minutes, proposals, opinions, information or recommendations. The committees perform their missions under the responsibility of the Board of Directors. The committees are prohibited from addressing issues on their own initiative outside the scope of their remit. The committees have no powers to take decisions. The Board of Directors, upon the proposal of, and in coordination with, the Chairman appoints the committees’ members and Chairman, based on consideration of Directors’ capabilities, experience and availability.

In principle, the term of office for committee members is two fiscal years, unless the remainder of the Director’s term of office is too short to complete the entire two-year period, in which case the terms of office of Directors and committee members end simultaneously. Committee members’ terms of office are renewable, subject to them continuing to act in the capacity as Director of the Company. All committees are chaired by an independent Director.

Refer to Section 14.5 above for information relative to the composition of the committees.

AUDIT COMMITTEE

As of December 31, 2008 the Audit Committee comprised four members: Aldo Cardoso (Chairman), Jacques Lagarde, Thierry de Rudder and Édouard Vieillefond.

Operating procedures

Article 3.1 of the Internal Regulations adopted by the Board of Directors on July 22, 2008 following the merger between Gaz de France and SUEZ, sets out the rules and operating procedures for the Audit Committee and takes due account of legislative changes both in France (Loi de Sécurité Financière) and in the US (Sarbanes-Oxley Act).

This committee fulfills three main roles. The first is to examine in detail the draft financial statements, the relevance and consistency of accounting principles and policies used to prepare the financial statements and the content of documents disclosed to the public. The second role is to gain an understanding of internal and external control procedures in order to ensure that such procedures provide appropriate coverage for all risk areas. The third is to regularly review the Group’s financial position, cash flow position, and significant commitments and risks, as well as Group policy in terms of risk control and the assessment and management procedures for these risks.

During the 2008 fiscal year, the Audit Committee met on 13 occasions (including six times for the period from January 1 to July 22, 2008 and seven times for the period from July 22 to December 31, 2008), with an average attendance rate of 82%. The Statutory Auditors attended eleven of the meetings.

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Seven meetings are scheduled for the 2009 fiscal year, three of which have already been held at the date of this Reference Document.

Activities

The GDF SUEZ Audit Committee held its first meeting on July 22, 2008. For the period from July 22 to December 31, 2008, it met on seven occasions with an average attendance rate of 93%.

At these meetings the Committee notably addressed the following issues:

•

pertaining to financial matters:

-

financial results and position at December 31, 2007 of SUEZ and Gaz de France, the closing procedure for the new Group’s interim accounts, the stand-alone 2008 interim financial statements for Gaz de France and SUEZ, the 2008 pro-forma interim financial statements for GDF SUEZ, the 2008 impairment test, closing options and assumptions for the 2008 fiscal year, the payment of an interim dividend and the purchase price allocation,

-

cash and debt position, consequences of impacts from the financial crisis on the Group’s pension funds and on risk management,

•

organization of Enterprise Risk Management, the internal control and audit functions, as well as the proposed Internal Audit Charter;

•

preliminary risk review;

•

external audit organization and a review of actions in response to the Statutory Auditors’ 2008 watch list;

•

ongoing disputes.

This Committee was also called upon to give pre-approval for engagements entrusted to the Statutory Auditors over and above their audit remit.

For the period from January 1, 2008 to July 22, 2008, the Gaz de France Audit and Accounts Committee held six meetings with an average attendance rate of 71%, and the SUEZ Audit Committee held four meetings with an average attendance rate of 83%.

Along the same lines as the SUEZ Audit Committee, the Gaz de France Audit and Accounts Committee reviewed the 2008 budget, analyzed the statutory and consolidated financial statements for the 2007 fiscal year, as well as the accounts for the first quarter of 2008, along with the 2007 audit review, the 2008 audit program and the Group’s risks. In view of the merger of Gaz de France and SUEZ, each company examined the merger agreement, the merger prospectus, the update of the merger timetable, the terms of the merger and their acceptance by the markets, notably in terms of exchange ratio and fairness opinion, the integration process and corporate governance principles.

In particular, the Gaz de France Audit and Accounts Committee was called upon to examine the Statutory Auditors’ term renewal procedure and the provision for renewing distribution network infrastructures on a concessionary basis. It also deliberated on issues associated with the progress of the merger with SUEZ: Form F-4 and Form F-6 SEC documentation as well as the reconciliation of IFRS consolidated accounts with US GAAP at June 30, 2007 and at December 31, 2006.

In particular, the SUEZ Audit Committee was called upon to study the spin-off of SUEZ Environnement Company, and the implementation of the remedies including notably the disposal process for Distrigaz, share ownership restructuring for Fluxys SA, the plan to create Fluxys International and the valuation, scope of consolidation and financing policy of SUEZ Environnement Company. The SUEZ Audit Committee also reviewed the engagements entrusted to the Statutory Auditors.

Statutory Auditors’ terms of office – Pre-approval of engagements

In accordance with the procedure implemented to maintain the independance of the Statutory Auditors’, notably by way of the pre-approval procedure for certain engagements, the GDF SUEZ Audit Committee regularly reviewed the work entrusted to the Statutory Auditors over and above their audit remit.

Fees paid to the Statutory Auditors’ and the members of their networks by the Group during 2008

Deloitte, Ernst & Young and Mazars & Guerard act as the GDF SUEZ Group’s Statutory Auditors as of December 31, 2008.

The following table presents the fees paid to the Statutory Auditors’ and the members of their networks by the GDF SUEZ Group and its consolidated subsidiaries over the 12 months of 2008 (full year).

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In thousands of euros	Ernst & Young		Deloitte		Mazars & Guerard
	Amount	%	Amount	%	Amount	%
	2008	2008	2008	2008	2008	2008
Audit
Statutory audit, attest engagements and review of parent company and consolidated financial statements (1)(2)
GDF SUEZ SA	5,987	27.9%	3,175	15.9%	3,282	38.4%
Fully and proportionately consolidated subsidiaries	13,128	61.2%	12,513	62.5%	4,960	58.0%
Other audit procedures and incidental assignments in relation to the audit engagement
GDF SUEZ SA	537	2.5%	1,684	8.4%	126	1.5%
Fully and proportionately consolidated subsidiaries	1,417	6.6%	2,423	12.1%	69	0.8%
SUB-TOTAL	21,069	98.3%	19,796	98.9%	8,437	98.6%
Other services
Tax	353	1.6%	165	0.8%	49	0.6%
Other Services	19	0.1%	57	0.3%	70	0.8%
SUB-TOTAL	372	1.7%	223	1.1%	118	1.4%
TOTAL (3)	21,441	100%	20,018	100%	8,556	100%

(1)

Amounts relating to the Group’s Internal Control audit are €1,524,000 for Deloitte, €1,511,000 for Ernst & Young and €921,000 for Mazars.

(2)

Amounts relating to the merger and the stock market listing of SUEZ Environnement Company are €515,000 for Deloitte, €3,612,000 for Ernst & Young and €1,320,000 for Mazars.

(3)

Amounts relating to proportionately consolidated entities and which are essentially associated with Statutory audit engagements are €1,055,000 for Deloitte, €367,000 for Ernst & Young and €225,000 for Mazars.

The following table presents the fees paid to the Statutory Auditors’ and the members of their networks by the SUEZ Group and its consolidated subsidiaries at December 31, 2007.

In thousands of euros	Ernst & Young		Deloitte
	Amount	%	Amount	%
	2007	2007	2007	2007
Audit
Statutory audit, attest engagements and review of parent company and consolidated financial statements (1)(2)
SUEZ SA	2,327	17.0%	2,399	13.2%
Fully and proportionately consolidated subsidiaries	10,021	73.3%	13,035	71.5%
Other audit procedures and incidental assignments in relation to the audit engagement
SUEZ SA	212	1.6%	209	1.1%
Fully and proportionately consolidated subsidiaries	638	4.7%	1,996	10.9%
SUB-TOTAL	13,198	96.5%	17,639	96.7%
Other services
Tax	180	1.3%	491	2.7%
Other services	296	2.2%	102	0.6%
SUB-TOTAL	477	3.5%	594	3.3%
TOTAL (3)	13,675	100%	18,232	100%

(1)

Amounts relating to the Group’s Internal Control audit are €1,672,000 for Deloitte and €1,342,000 for Ernst & Young.

(2)

Amounts relating to the merger and the stock market listing of SUEZ Environnement Company are €1,050,000 for Ernst & Young and €600,000 for Deloitte.

(3)

Amounts relating to proportionately consolidated entities and which are essentially associated with statutory audit assignments are €111,000 for  Ernst & Young and €1,770,000 for Deloitte.

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The following table presents the fees paid to the Statutory Auditors’ and the members of their networks by the Gaz de France Group and its consolidated subsidiaries at December 31, 2007.

In thousands of euros	Ernst & Young		Mazars & Guerard
	Amount	%	Amount	%
	2007	2007	2007	2007
Audit
Statutory audit, attest engagements and review of parent company and consolidated financial statements (1)
GDF SA	3,181	50.1%	2,691	63.9%
Fully and proportionately consolidated subsidiaries	2,630	41.4%	1,397	33.2%
Other audit procedures and incidental assignments in relation to the audit engagement
GDF SA	285	4.5%	86	2.0%
Fully and proportionately consolidated subsidiaries	0	0.0%	29	0.7%
SUB-TOTAL	6,096	96.0%	4,203	99.7%
Other services
Legal, Tax, Corporate	257	4.0%	11	0.3%
Other services	0	0.0%	0	0.0%
SUB-TOTAL	257	4.0%	11	0.3%
TOTAL (2)	6,353	100%	4,214	100%

(1)

Amounts relating to the Merger are €2,140,000 for Ernst & Young and €1,650,000 for Mazars.

(2)

Amounts relating to proportionately consolidated entities and which are essentially associated with the assignments of the Statutory Auditors are €324,000 for Ernst & Young and €149,000 for Mazars.

STRATEGY AND INVESTMENTS COMMITTEE

The Strategy and Investments Committee comprises five members: Jacques Lagarde (Chairman), Anne Lauvergeon, Pierre-Franck Chevet, Thierry de Rudder and Édouard Vieillefond.

Operating procedures

Article 3.2 of the Internal Regulations adopted by the Board of Directors on July 22, 2008 following the merger between Gaz de France and SUEZ, sets out the rules and operating procedures for the Strategy and Investments Committee.

This Committee is charged with providing the Board of Directors with its opinion on the Company’s major strategic directions, particularly with regard to strategy and the public service contract, on all projects relative to external and internal growth, disposals, strategic agreements, alliances or partnerships that are submitted to the Board. This Committee is also called upon for matters concerning the creation and modernization of industrial facilities and annual and multi-year works programs, purchasing policy and significant real estate projects.

During the 2008 fiscal year the Strategy and Investments Committee met on nine occasions (including five times for the period from January 1 to July 22, 2008 and four times for the period from July 22 to December 31, 2008), with an average attendance rate of 85%.

Nine meetings are scheduled for the 2009 fiscal year, two of which have already been held at the date of this Reference Document.

Activities

During the second half of 2008, the Strategy and Investments Committee of GDF SUEZ, with its new composition following the merger between Gaz de France and SUEZ, studied the following main issues:

•

new Group operating rules in terms of commitments;

•

group strategy;

•

oversight on the public service contract and changes in gas tariffs for 2008 and 2009;

•

impact of market turbulence;

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•

medium-term business plan and various commodities price assumptions;

•

situation and outlook for wind power within the Group;

•

a series of acquisition projects requiring Board of Directors’ approval.

The GDF SUEZ Strategy and Investments Committee also analyzed the impact of the third European directive on the internal energy market and the Group’s commercial policy in France including: revenues in 2007 and early 2008, review of French natural gas market liberalization, sales strategy by market, sales and marketing communication, etc.

Of the two companies involved in the merger, only Gaz de France had a Strategy and Investments Committee prior to the transaction. This committee met five times with an attendance rate of 80%. Among the issues examined during the first half of 2008, this committee was called upon to review:

•

experience feedback on the Snøhvit (Norway) project, the acquisition of SPP (Slovakia) and the integration of Distrigaz Sud (Romania) within the Group;

•

gas procurement policy, changes and challenges in the LNG industry and oil price scenarios over the 2030 timeframe;

•

miscellaneous acquisition projects.

NOMINATIONS COMMITTEE

The Nominations Committee comprises five members: Jean-Louis Beffa (Chairman), René Carron, Étienne Davignon, Paul Desmarais Jr. and Xavier Musca*.

Operating procedures

Article 3.3 of the Internal Regulations adopted by the GDF SUEZ Board of Directors on July 22, 2008 following the merger between Gaz de France and SUEZ, sets out the rules and operating procedures for the Nominations Committee. Its remit is to examine and make recommendations to the Board of Directors in respect of all applicants for a position as member of the Board of Directors, or as a non-voting member, whose appointment is subject to approval by the General Shareholders’ Meeting, as well as in respect of succession planning for the Chairman and Chief Executive Officer and Vice-Chairman and President as they approach the end of their terms of office.

Activities

The GDF SUEZ Nominations Committee did not meet before the beginning of 2009. Two meetings have already been held in 2009 at the date of this Reference Document.

During the first half of 2008, a combined SUEZ Compensation and Nominations Committee (Gaz de France did not have an equivalent), met once with an attendance rate of 80%. This Committee examined the composition of the Executive Committee and the Board of Directors of GDF SUEZ as at the time of the merger. Consequently, this Committee proposed 10 Director candidates from SUEZ and one candidate to act as a non-voting Director, who were called upon in the scope of the merger treaty.

This Committee also issued proposals to renew Directors’ terms of office expiring at the 2008 General Shareholders’ Meeting and examined succession planning arrangements for General Management (three managers) and business line managers (four managers).

COMPENSATION COMMITTEE

The Compensation Committee comprises five members: Lord Simon of Highbury (Chairman), Jean-Louis Beffa, Étienne Davignon, Paul Desmarais Jr. and Jean-Cyril Spinetta.

Operating procedures

Article 3.4 of the Internal Regulations adopted by the Board of Directors on July 22, 2008 following the merger between Gaz de France and SUEZ, sets out the rules and operating procedures for the new Compensation Committee. The Compensation Committee examines and makes recommendations to the Board of Directors on compensation, pension and healthcare benefit schemes, benefits in kind and miscellaneous pecuniary rights including, where appropriate, Company stock option awards and performance-based share awards, granted to the Chairman and Chief Executive Officer and the Vice-Chairman and President, as well as any other members of the Board holding employment contracts with the Company. It produces performance review recommendations on members of the Board of Directors. In addition, it reviews at least once a year the convergence process to harmonize the terms and conditions of employment of Gaz de France and SUEZ employees, as well as the competitive nature of such terms and conditions with regard to international peer groups.

*

Until March 4, 2009.

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This Committee is also consulted with regard to stock option awards and performance-related share awards allocated directly to the Executive Vice-Presidents.

During the 2008 fiscal year, the Compensation Committee met independently on three occasions (including once for the period from January 1 to July 22, 2008 and twice for the period from July 22 to December 31, 2008), with an average attendance rate of 80%.

One meeting has already been held in 2009 at the date of this Reference Document.

Activities

As soon as the merger takeover between Gaz de France and SUEZ was completed, the GDF SUEZ Compensation Committee was called upon to present recommendations in terms of General Management compensation. In the light of a study and comparisons with a sample of CAC 40 companies and European companies active in the same business sectors, the GDF SUEZ Compensation Committee proposed to increase the fixed compensation of the Chairman and Chief Executive Officer and the Vice-Chairman and President to take account of the increased size of the new Group and more precisely General Management’s extended responsibilities; and to set General Management’s bonus target percentages.

Based on the annual compensation package approved at the last General Shareholders’ Meeting (for further details, refer to Section 15.1.5 “Compensation of non-executive corporate officers”), the GDF SUEZ Compensation Committee proposed to the Board of Directors a model for the distribution of attendance’ fees to Directors and non-voting Directors, combining a fixed portion and a variable portion subject to attendance at Board of Directors’ and Board Committee meetings. This proposal was prepared on the basis of detailed benchmarking of CAC 40 companies.

In addition, this Committee conducted a study into stock option and free share awards and presented proposals to the Board on the terms and conditions of implementation of a stock option plan and a free share award plan (Performance Shares) in 2008. Following a review of the AFEP-MEDEF guidelines in terms of disclosures on Directors’ compensation in listed companies, the Committee recommended that the Board should comply with the AFEP-MEDEF Code on corporate governance, particularly with respect to the disclosure of compensation details for executive management.

This Committee recommended that the Board renew the current pension schemes for the Chairman and Chief Executive Officer and the Vice-Chairman and President. However, the Committee suggested further in-depth study on the creation of a new collective supplementary pension scheme in favor of GDF SUEZ Group executive management.

Finally, as detailed in Section 15 on compensation in this Reference Document, the Compensation Committee also studied and recommended to the Board procedures for the introduction of two systems previously deployed by SUEZ. The first concerns the availability of shares arising on the exercise of stock options and sales of Performance Shares, and the second pertains to the adoption of a programmed management system for stock options exercised by the Group’s Executive management.

For the period from January 1, 2008 to July 22, 2008, the Gaz de France Compensation Committee met on one occasion with an attendance rate of 100%. It conducted a study of corporate officers compensation for 2008, which contained proposals to the Board of Directors on this matter. The SUEZ Compensation Committee met on two occasions in 2008 with an average attendance rate of 83%. In addition, it held a joint working meeting with the Nominations Committee to examine the issues detailed above and, in ordinary session, to set variable compensation levels for the 2007 fiscal year, as well as fixed compensation and bonus targets in respect of 2008 for General Management, and the parameters to be used to determine variable compensation for 2008.

ETHICS, ENVIRONMENT AND SUSTAINABLE DEVELOPMENT COMMITTEE

The Ethics, Environment and Sustainable Development Committee comprises three members: Edmond Alphandéry (Chairman), Anne Lauvergeon and Jean-Paul Bailly.

In due course, this Committee will be supplemented by a Director representing employees.

Operating procedures

Article 3.5 of the Internal Regulations adopted by the Board of Directors on July 22, 2008 following the merger between Gaz de France and SUEZ, sets out the rules and operating procedures for the Ethics, Environment and Sustainable Development Committee. The committee ensures compliance with the individual and collective values on which the Group bases its actions and the rules of conduct that must be adhered to by each employee and is tasked with deploying the procedures necessary to:

•

update the Charters currently in force in the Group and ensure their dissemination and application;

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•

ensure that foreign subsidiaries apply their own codes while taking account of the legislative and regulatory framework of the country in which they conduct their activities;

•

provide training initiatives to accompany the dissemination of the Group’s Charters;

•

obtain information from the various companies within the Group on the solutions deployed for cases submitted to their own committees.

The Ethics, Environment and Sustainable Development Committee met on two occasions during 2008 (including once for the period from January 1 to July 22, 2008 and once from the period from July 22 to December 31, 2008 in the presence of all of its members), with an average attendance rate of 100%.

Four meetings are scheduled for the 2009 fiscal year, of which one has already been held at the date of this Reference Document.

Activities

The GDF SUEZ Ethics, Environment and Sustainable Development Committee held its first meeting on August 28, 2008. It analyzed the historical work of the SUEZ and Gaz de France Committees and observed a broadly shared vision of the challenges and priorities in these areas within the two Groups.

It formally noted the state of the Ethics system in the post-merger context in view of the declaration by the Chairman and Chief Executive Officer of GDF SUEZ. In his statement, the Chairman announced the start of work to define the Values of the new Group, to be followed by publication of a new Charter to replace those of the two merged companies, and the publication of a framework document on GDF SUEZ’s ethics and compliance system that sets out the principles of action and organization in these areas within this new entity.

The Committee also formally noted that all business ethics documents relative to purchasing, suppliers, sales, etc. have already been transposed into GDF SUEZ documents.

The Committee expressed its approval of the continued application of the SUEZ Ethics and Compliance organization within the GDF SUEZ Group, in light of its similarities with the Gaz de France organization and the possibility of benefiting from SUEZ’s lengthier experience in this area. This Committee also expressed the wish to pursue the process of assessing the operating procedures of the Board of Directors. This process has yet to start but the Committee has recommended that it commences at the end of the first full year of operation.

This Committee has also sought to set itself an ambitious scope of activity in terms of studying sustainable development issues, while maintaining its oversight role in terms of policies and action plans on issues such as workplace health and safety, environmental reporting, and social responsibility issues such as diversity and the integration of young people in the workplace.

Prior to the merger-takeover of SUEZ by Gaz de France on July 22, 2008, SUEZ’s Ethics, Environment and Sustainable Development Committee met on two occasions during the first half of 2008.

In particular, this Committee:

•

collated information on the development of ethics and compliance systems in the Group with the aim of ensuring that the latter had been correctly deployed and were subject to application and control procedures in order to maintain high standards and to protect the reputation of the Group and its constituent companies;

•

obtained presentations of the various day-to-day procedures relative to processing environmental data, methods of control and external inspection procedures.

The committee also benefited from an information review on the Group companies’ commitments in terms of funding electoral campaigns in countries where the local legislation permits this type of involvement.

Finally, in terms of governance, as in previous years, this Committee sought to pursue the process of assessing the operating procedures of the Board of Directors. This assessment process had previously started under the responsibility of the Committee Chairman in partnership with an external expert. It provided a view of improvements made to Board operations based on the application of previous reviews, and also an understanding of the workings of this body during the preparatory process prior to the merger with Gaz de France.

Prior to the merger of SUEZ and Gaz de France, the Gaz de France Sustainable Development and Ethics Committee met once during the first half of the year. In particular, it examined the broad guidelines of the Gaz de France Group’s 2007 Sustainable Development Report and their impacts in terms of targets, ambition, objectives and benchmarks. This Committee also analyzed the state of progress and the prospects for diversity and anti-discrimination initiatives in the Gaz de France Group. This approach is based on commitments made at the time of signing the Diversity Charter, and which had been formalized by way of a project containing five action areas broken down into action plans for each business line and transversal actions at the level of human resources. Finally, this Committee also reviewed the implementation of the ethics system based on the Gaz de France Group Charter, its principles of action, codes of ethics and conduct for each business line and a management and control system.

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16.4 COMPLIANCE WITH CORPORATE GOVERNANCE REGULATIONS IN THE ISSUER’S HOME COUNTRY

Refer to Section 16.1 “Operating procedures of the Board of Directors”.

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17 EMPLOYEES

17.1

GROUP HR POLICY

267

Recruitment policy

267

Socially responsible management, a pledge of sustainable performance for the Company

267

Mobility policy

268

A pool of mobile talent within and outside Europe

268

17.2

ARRANGEMENTS FOR INVOLVING THE EMPLOYEES IN THE CAPITAL OF THE ISSUER

269

Employee profit-sharing and incentive plans

269

A dynamic employee shareholding program

270

Global bonus share schemes in 2008

270

17.3

INTEGRATION

271

Focus on how integration occurs in respect of the Group’s central functions

271

Synergies resulting from the merger in the HR field

271

Simultaneous mobilities

271

17.4

HR PERFORMANCE

272

Human Resources Information Systems (HRIS)

272

Group Social Reporting

272

Management of HR performance

272

Electricity and Gas Industry HRIS

273

17.5

SOLIDARITY

273

17.6

SOCIAL RELATIONS IN THE GROUP

274

A permanent and dynamic process

274

Labor watch to support managerial guidance

275

International Social Observatory

275

A standardized staff representative consultation process

275

Social services

276

17.7

HEALTH AND SAFETY POLICY

276

17.8

EQUITY INTERESTS AND STOCK OPTIONS OF THE DIRECTORS AND CHIEF OPERATING OFFICERS

277

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2008 was a significant year for the GDF SUEZ Group. It saw the completion of the merger process in which human resources were a major player, supporting the management of the two Groups, and then the newly-created Group. Now a new story must be written, in which the men and women of the Group can stand firm in their positions, thanks to their professional experience and their rich and diversified cultures.

Human resources are at the heart of the success of the ambitious industrial project as a result of the merger of two major groups, SUEZ and Gaz de France. The HR department of the GDF SUEZ group and the entire HR division will carry out their business partner role with management. They will uphold the Group’s values both internally and externally.

The vision of the GDF SUEZ Group’s HR department is:

•

achieving its main purpose which is: to contribute to the company’s performance. Group development results from contributions made by everyone in terms of performance. Human resources have a “business partner” role for the entire managerial line-up;

•

three challenges:

-

to contribute to the successful integration of the Group’s diversities: the differences which exist between the cultures and practices of the two Groups must become the future wealth and strength of the newly created Group;

-

to guarantee the right skills in the right place at the right time: the Group’s ability to develop its competitiveness and performance is based on the continuous search for a conjunction between the required skills and their availability;

-

to be recognized as an employer of choice: being a major world-wide Group implies the definition of principles and rules which give value to its social image externally and which are confirmed within the Group;

•

a principle of action: to encourage innovation. Companies which are able to better meet industrial challenges are those which maintain their technological and industrial edge, as well as in the area of Human Resources.

The human resources division of the GDF SUEZ group thus commits to its role as business partner so as to meet the expectations of a Group of some 200,000 employees spread over 6 business lines. There are several different challenges to be met: career path development, the setting-up of attractive compensation packages, employee skills development, etc. The human resources division must also ensure the quality of labor relations within the Group.

In 2008, preparatory work on the merger brought into play a very dense notification and consultation of staff representatives process. Notification and consultation within staff representative bodies (“IRP”) at European and French levels, occurred dynamically and allowed the merger to be completed.

As the HR department develops its position as a business partner of the operational teams, the assessment of its contribution to the efficiency of the Group is becoming more widespread. More than ever, the HR department has supported the operational personnel in preparing and managing change in the company. The general environment of demographic transition emphasizes the urgency of the process: attracting and keeping new talents, training efforts, valuing seniority, definition of new career paths, adaptation of business lines, and markets undergoing profound change require a high degree of involvement and a requirement for efficiency.

Faced with the new HR challenges and in an environment where a new Group is being created, GDF SUEZ set up new governance of the HR division, which is more relevant, and built in partnership, which respects the principle of subsidiarity between central level functions, Business Lines and Companies and Business Units. This principle is essential in order to ensure that HR policies are closely aligned with operational needs so as to appropriately meet the Group’s development requirements.

The HR Executive Committee which was created in September 2008 is the motor behind the HR division. It contributes with the participation of the human ressources management teams from the Group’s major businesses to the definition of the policy framework in the various Human Resources areas. At December 31, 2008, the Group had 199,964 employees.

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17.1 GROUP HR POLICY

RECRUITMENT POLICY

Recruitment is a major priority for the Group. While the retention and development of employees are an essential part of the strategy, the development of activities and demographic transition in its principal markets have encouraged the Group to develop its policy of attracting new talents. Internal teams are working on the definition of the GDF SUEZ employer image with the objective of increasing the visibility of the Group is activities and anticipating recruitment needs.

The Group has high ambitions which have an impact on recruitment strategies: to become an employer of choice; to be a socially responsible company, committed to respecting diversity; and to ensure the right skills in the right place.

SOCIALLY RESPONSIBLE MANAGEMENT, A PLEDGE OF SUSTAINABLE PERFORMANCE FOR THE COMPANY

In 2008, the merger was the start of a new phase for all 200,000 GDF SUEZ employees: new areas of career development have opened up along with new cooperation standards (countries, businesses, Cross-functional projects) have emerged. At the same time, key performance indicators (KPI) have, as every year, contributed to direct and guide managers’ actions in respect of their employees.

In the end, the combined efforts of management and employees have meant that the Company’s positions have been developed and markedly improved in numerous countries and business segments.

In addition to the usual performance objectives, these significant results were rendered possible thanks to appropriate improvement actions, closely guided by management, in line with the company’s strategy. In this context, the most notable improvements and those which are the most sustainable were founded on management’s commitment and exemplary nature in respect of its employees.

In 2008, the manager’s use of his or her social responsibility thus proved to be a decisive element in achieving the level expected, or even surpassing it, as this was seen in several cases. In a great many entities, this HR role for the manager refers to common consistency standards (1), following on from previous years, based on the following six reference practices:

1)

communicating with employees and their representatives;

2)

promoting diversity and fighting discrimination;

3)

developing employability;

4)

recognizing and rewarding responsibilities and work contributions;

5)

constantly improving working conditions;

6)

anticipating and accompanying restructuring.

For the future, two top priority challenges identified in the PAMT 2009-2014, add weight to the desire to continue and double efforts undertaken in this respect by managers:

•

to give the management a sense of responsibility in the field;

•

to support the social, corporate and cultural development of the new Group.

In order to move forward in this area, managers will continue to be regularly aware of this role with regard to their employees. This forms an integral part of the new GDF SUEZ’s “Management Way”. To this end, they must be in a position to rely on a strong partnership with the whole HR division, and to count on the appropriate tools and systems to display this social responsibility, which is a pledge of sustainable performance for the Group.

(1)

PROMAP system (for Progress in Managerial Practices), implemented from 2007 onwards in Gaz de France entities.

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MOBILITY POLICY

Definition of principles and rules: Job mobility within GDF SUEZ must play a major role in the Group’s construction, strengthen its international dimension, thus enabling it to make its mark as a worldwide leader, and finally attract and keep the brightest talents thanks to a more visible career space. All HR teams are focused on this objective, showing that GDF SUEZ is one of the best places to work, today and tomorrow.

Together with all the players concerned (employees, managers and HR managers), this new mobility policy can be created thanks to:

•

the definition of common rules and principles for the whole Group:

-

principle no. 1: internal job market transparency,

-

principle no. 2: priority given to Company employees,

-

principle no. 3: the right to confidentiality,

-

principle no. 4: mutual commitment,

-

principle no. 5: clarity of transfer conditions;

•

availability of information on all internal job offers and the way to apply;

•

creation and distribution of documents presenting the different positions and paths possible within the businesses offered by the Group.

A POOL OF MOBILE TALENT WITHIN AND OUTSIDE EUROPE

Among the operational tools which can be used to encourage internal mobility, the Group has a pool of mobile talent within and outside Europe managed by the Human ressources division. This pool has been declared to the CNIL and is the subject of a regular update process. It covers executives, managers and experts who meet the following criteria: a sound level of proficiency in a foreign language and initial experience within the Group (at the very least), availability within a maximum of 2 years, a stated mobility project. In 2008, over 700 employees were entered into this database. A third of them have substantial first hand experience of living abroad.

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17.2 ARRANGEMENTS FOR INVOLVING THE EMPLOYEES IN THE CAPITAL OF THE ISSUER

EMPLOYEE PROFIT-SHARING AND INCENTIVE PLANS

Due to the co-existence of separate legal companies, there cannot be one single employee profit-sharing and incentive plan for the Group. However, since the merger, new companies, such as GDF SUEZ, GRTGaz, GrDF are now subject to having a profit-sharing plan. Furthermore, some companies within the Group have had profit-sharing agreements in place for several years.

Each year, SUEZ employees benefited from profit-sharing plans. In accordance with French law, the amounts paid do not give rise to an additional contribution by the employer. Furthermore, an incentive agreement was signed on June 30, 1997. The amounts paid do not give rise to an additional contribution by the employer.

Over the past six years, the amounts awarded for incentives and profit-sharing stood at:

• FOR SUEZ

	2002	2003	2004	2005	2006	2007
Profit-sharing	€112,051	(a)	€1,137,170	€321,406	€654,551	€3,016,287
Incentive plan	€598,455	€353,465	€288,547	€275,092	€472,165	€270,090
(a) Pursuant to the application of derogatory formulas and applicable French ordinary law, profit-sharing equals zero because of the 2003 loss sustained.

Due to the merger between Gaz de France and SUEZ, ex-SUEZ employees enter into GDF SUEZ agreements from January 1, 2008. See below

The incentive agreement entered into by Gaz de France SA on June 3, 2005 for the 2005-2007 period, along with prior agreements, allowed Gaz de France SA employees to receive the following over the past six years:

• FOR GAZ DE FRANCE

	2002	2003	2004	2005	2006	2007
Incentive plan (in millions)	€23.9	€23.2	€24.2	€22.8	€22.6	€41.7(b)
(b) Pursuant to the results obtained in 2007, additional incentives were paid to employees in 2008. Such additional incentives are included in the amount indicated for 2007.

The company incentive agreement for Gaz de France for the 2008-2010 period was signed on July 7, 2008. It covers the years 2008-2009-2010. Since the merger between Gaz de France and SUEZ, former SUEZ employees benefit from the incentive agreement in effect within Gaz de France, now GDF SUEZ. The amount paid as 2008 incentive is €15.4 million. The scope of the 2008 incentive does not include GrDF which a subsidiary has its own incentive agreement for 2008.

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A DYNAMIC EMPLOYEE SHAREHOLDING PROGRAM

GDF SUEZ intends to continue its voluntary employee shareholding policy originally applied within the Gaz de France and SUEZ groups. At December 31, 2008, employees held 2.7% of the share capital (1.9% of which through a corporate mutual fund [Fonds Commun de Placement d’Entreprise, FCPE]) which they acquired through employee shareholding programs initiated both by Gaz de France at the time of the initial public offering of its share capital in 2005 and by SUEZ in connection with capital increases reserved for employees which have been in place since 1991.

GLOBAL BONUS SHARE SCHEMES IN 2008

In order to include all employees in the collective success of the Gaz de France and SUEZ groups in 2008, on the basis of 2007 results and their future performances and to strengthen employee shareholding, the two groups established in May and June 2008 respectively, a global bonus share scheme.

All employees and corporate officers of Gaz de France, SUEZ and fully controlled or consolidated subsidiaries (in France and outside of France) as of March 30, 2008 were allotted company shares subject to the double condition of continued employment and performance following an acquisition period ranging between two and four years, depending on the country.

Global plan of Gaz de France implemented in May 2008

By virtue of the eleventh resolution of the Ordinary and Extraordinary Shareholders’ Meeting of Gaz de France on May 19, 2008, the Gaz de France Board of Directors decided to implement a new global bonus share scheme at its meeting on May 28, 2008. Thirty existing shares were allocated to each employee. In all, 1,586,583 shares were allocated to 88,012 beneficiaries. For the employees of the departments common to EDF and Gaz de France, the share allotment is weighted by the gas “key” of their entity; the number of shares will be systematically rounded off to the next whole number with a minimum of five shares.

The main features of this plan are:

•

vesting period for the shares for all the employees: from May 28, 2008 to May 31, 2010;

•

acquisition date at the shares subject to compliance with the conditions set out below: June 1, 2010.

Conditions:

•

presence on company payroll as of May 31, 2010, i.e., current employment contract with a Group company at that date. Beneficiaries who are no longer under an employment contract with a Group company at the vesting date as a result of retirement or termination of the employment contract due to disability or dismissal other than for reasons attributable to the employee (gross or willful misconduct) will be deemed eligible at the vesting date;

•

performance condition: out of the 30 shares allocated, the last 15 depend on the 5% average annual growth of organic EBO in 2008 and 2009.

•

length of the mandatory retention period for the shares (except death or disability): two years from the acquisition date of May 31, 2010, which authorizes sale as of June 1, 2012. As an exception, this retention period is extended to May 31, 2013 for beneficiary employees of Italian subsidiaries and to December 31, 2012 for beneficiaries in Hungarian subsidiaries.

Global plan of SUEZ implemented in June 2008

By virtue of the fourteenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of SUEZ on May 4, 2007, the SUEZ Board of Directors decided to implement a new global bonus share scheme at its meeting on May 6, 2008. Fifteen existing shares were allocated to each employee. In all, 2,235,270 SUEZ shares were allocated to 149,018 beneficiaries. To account for the merger, the number of rights initially allocated per beneficiary under this SUEZ plan was adjusted to 16 GDF SUEZ shares.

The main features of this plan are:

•

vesting period for the shares: from June 1, 2008 to May 31, 2010 inclusive for beneficiaries in French, Italian and Spanish subsidiaries and from June 1, 2008 to May 31, 2012 for beneficiaries in subsidiaries in other countries.

•

acquisition date of the shares subject to compliance with the conditions set out below: June 1, 2010 for beneficiaries in France, Italy and Spain and June 1, 2012 for beneficiaries in other countries.

Conditions:

•

presence on company payroll validated following the vesting period, i.e. current employment contract with a Group company at that date. Beneficiaries who are no longer under an employment contract with a Group company at the vesting date as a result of retirement or termination of the employment contract due to disability or dismissal other than for reasons attributable to the employee (gross or willful misconduct) will be deemed eligible at the vesting date;

•

performance condition: bonus shares will only be allocated if EBITDA for fiscal year 2009 is equal to or more than EBITDA for fiscal year 2007 plus 20%.

•

length of the mandatory retention period for the shares (except death or disability): two years from the acquisition date of May 31, 2010 for beneficiaries in France and three years from the acquisition date of May 31, 2010 for beneficiaries in Italy and Spain. No retention requirements apply for beneficiaries in other countries.

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17.3 INTEGRATION

FOCUS ON HOW INTEGRATION OCCURS IN RESPECT OF THE GROUP’S CENTRAL FUNCTIONS

The merger between Gaz de France and SUEZ has given rise to a world leader in the energy sector. One of the conditions required for the success of this merger resides in the quality of employee assistance while the new GDF SUEZ group’s organization is being implemented. In order to encourage integration of both groups’ central functions, the company’s Management and social partners wanted to commit themselves to the implementation of a social assistance method for GDF SUEZ employees. An agreement was signed in December 2008 with the CFDT, CFE CGC, CGT and CGT-FO trade union organizations, the first to be negotiated following the commitments made by the Chairmen of Gaz de France and SUEZ before staff representatives in connection with the merger. It will apply until December 31, 2010. Its implementation will be overseen by the GDF SUEZ Center and follow-up will be carried out notably within the future merger observation body.

SYNERGIES RESULTING FROM THE MERGER IN THE HR FIELD

As regards potential synergies, the DHR has renegotiated the conditions in which employee benefit plans are insured. Savings have been made in France and Belgium. The size of the Group and its international dimension have also made it possible to regroup subsidiaries’ needs regarding employee benefits and healthcare cost coverage, thereby improving the financial structure of coverage and the financing transparency of such programs as required by law.

In the context of its Human Resources development policy, the DHR has also contributed to the establishment of new pension plans and has paid particular attention to the contents of individual and collective information regarding supplementary pension plans, notably in France and Belgium.

2008 was marked by the rights reform to the special social security plan pertaining to Electric and Gas Industries, and the implementation of attendant measures regarding the improvement of employee benefit plans (disability and death) and the creation of a defined contributions retirement plan.

SIMULTANEOUS MOBILITIES

In a move to maintain consistency of practices within the Gaz de France and SUEZ Groups, job mobility remains a steadfast priority for GDF SUEZ, which thanks to its considerable size and the diversity of its businesses, can reiterate its promise of rich and varied career paths.

Immediately following the merger, this took place within the new Group with assistance, as part of integration works, for so-called “shared” or “simultaneous” mobilities, that is to say moving from a “former” group to another. Today, over 50 of these have materialized, or are in the process of being finalized (excluding Senior Management movements), illustrating both employees’ motivation to find out about other businesses, and managers’ interest in all the skills present within the Group.

In order to broaden the scope of this dynamic trend, a vast number of internal opportunities may now be consulted via the Group intranet, “Horizon”, which currently holds over 1,300 offers in total covering all Business Lines and levels of qualification.

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17.4 HR PERFORMANCE

HUMAN RESOURCES INFORMATION SYSTEMS (HRIS)

A study has been initiated regarding the vision and overall architecture of the Group’s HR Information Systems (HRIS). On this basis, an HRIS master plan will be developed in close partnership with the Information Systems Division. An HRIS project owner practice community will be created. This will make Group HRIS governance and deployment of the master plan easier. This community will also be a place to share good practices and experience.

GROUP SOCIAL REPORTING

A project was undertaken to equip the GDF SUEZ Group with a single, shared social reporting tool, instigating a study on the essence of its final outcomes, targets, operations, structure, content and consolidation process.

The new social reporting tool is based on the following five important issues: employment (staff numbers, flow), career development, Compensation & Benefits, working conditions and social relations. 31 basic indicators were identified, which were then sorted according to gender, socio-professional category, age, by contract and by area. It will be rolled out as from 2009, and appear quarterly. The Magnitude financial consolidation tool will be used to collect and consolidate HR indicators.

This new reporting tool complies with legal obligations such as the publication of mandatory corporate information in the reference document lodged with the AMF in application of the NRE law and the traceability and reliability of data published on Form 20-F filed with the SEC (Securities and Exchange Commission), in the US. It makes social dialogue easier, allowing concerted monitoring of major social developments and commitments resulting from European and international agreements.

Social reporting also allows the Group’s Human Resources Department to measure the effectiveness and efficiency of the HR processes and policies at Group, Business Lines and Business Unit level. Together, with an HR component in the Medium-Term Business Plan (PAMT), it allows a comparison to be made between forecast and actual figures, and variance analysis.

Social reporting also serves to answer questions asked by ratings agencies outside the financial sphere (social rating) and financial analysts and gives an account of the efforts implemented by the company in the field of social responsibility. Finally, it allows information to be provided to salesmen with regard to calls to tender.

MANAGEMENT OF HR PERFORMANCE

The HR division will implement a management tool to monitor HR performance based on four components: the HR component of the Medium-Term Business Plan, an HR trend chart, an HR due diligence and social audit module.

Based on the business challenges identified in the strategic plan, the HR Medium-Term Business Plan allows the major HR risks and challenges to be identified. The impact of HR actions and policies, implemented to meet these challenges and risks, will then be measured by the creation of an HR trend chart.

The social audit procedure will allow the compliance of HR policies and actions implemented within operational entities as well as the respect of commitments made by the Group to be verified. In addition, this procedure facilitates the detection and sharing of HR good practices. It is coordinated with Audit and Risk Control Management.

A Group HR “due diligence” methodology will be drawn up, capitalizing on good practices which exist both at the Center and in Business Lines. It will allow the company acquisition procedure to be supported by an assessment of employee-related risks and costs and their impact on the company’s valuation (extralegal retirement obligations, industrial relations, turnover, etc.) Subsequently, once the acquisition decision has been made, a comparison must be made between existing practices and policies and those of the Group. This will enable an action plan to be put forward so that the new entity becomes part of the HR performance cycle of GDF SUEZ.

Finally, in connection with the “Efficio” performance plan, a benchmarking exercise of the HR division was carried out with “The Hackett Group”. “The Hackett Group” approach is structured according to four main components: data collection and validation, survey of the division’s internal clients, interviews with HR and operational decision-makers and brainstorming workshops in terms of good practices referenced by “The Hackett Group”. On this basis, the construction of a transformation plan for the HR division is initiated.

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ELECTRICITY AND GAS INDUSTRY HRIS

The HRIS managing the people present within the Electricity and Gas Industry framework is currently used in conjunction with EDF. An agreement with EDF schedules the separation of the HRIS by January 1, 2010. An HRIS program has been launched by GDF SUEZ so as to carry out this separation. This program contains three major projects:

•

the “Pegasus” project covering the electricity and gas industry Wages/GA framework:

-

this is designed to clone the current shared application on January 1, 2010, and to accompany changes following the separation,

-

the technical tool will be updated and adapted to the specific nature of the GDF SUEZ business;

•

the “SIDRH” project which covers the creation of an HR data warehouse belonging solely to GDF SUEZ. The framework covered is that of Electricity and Gas Industries, widened to cover the entire Energy France Business Line;

•

the “Portal & HRM” project aims to contribute to the organization of an HR area within the Group portal, Horizon, and the management of HRM tools.

17.5 SOLIDARITY

For several years, the Gaz de France and SUEZ groups have been characterized for their commitment as corporate citizens, in terms of the signing of agreements, charters and conventions. They have also initiated or participated in several external partnerships.

The latest decisive actions for the two Groups were:

•

in 2007, the commitments made by the SUEZ group were reflected in three significant agreements, signed by all trade union organizations in Europe, making up the “social pact”: A first agreement covering the commitment to promote equality and diversity within the company – a second agreement covering the provisional management of jobs and skills (PMJS) work (in particular regarding recruitment, training, career management for those over 45, arduous) – a third agreement covering the participation of employees in the profits, at a European level;

•

in 2008, Gaz de France entered into a European agreement covering corporate social responsibility, with 18 signatories representing national and European trade union organizations. A number of tangible actions ensued, in the Group’s various companies (deployment plan within companies, a Corporate Social Responsibility representative in each company, etc.).

Some agreements came to an end at the end of 2008, in particular regarding the integration of handicapped persons.

Existing agreements within the framework of the former Groups are continuing to bear fruit. 2009 will be dedicated to obtaining feedback on all agreements concerning the target groups in question and a summary of commitments which have come to an end within the Group.

In 2009, new basic regulations should come into effect.

The creation of a new GDF SUEZ group in 2008 strengthened this commitment to corporate social responsibility, in terms of human, business and territory elements.

The GDF SUEZ group will continue the actions which had been initiated previously. The same applies for its presence with other major companies in two foundations, namely:

•

FACE (Anti-Exclusion Foundation, since 1993), chaired by Gérard Mestrallet since 2007. FACE develops actions allowing easier access to work and fighting discrimination. In 2007, FACE went into partnership with the government in support of the “Ambition 30,000” project. In 2008, 5,800 people benefited from easier access to employment and 3,470 found jobs;

•

FAPE (Employment Action Foundation, since 1995): Foundation including employees from several Groups including GDF SUEZ, which works to promote integration and reduce exclusion. It is financed by donations made by employees and retired persons, to which is added a contribution by the company. Each year, FAPE supports 700 jobs.

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GDF SUEZ has initiated numerous projects in the sourcing area, so as to give the least privileged sectors of the population access to employment: persons with insufficient training, or who are on the fringes of society. In order to do so, it relies, among other projects, on Local Missions, the ANPE (French employment agency), SynerJob and it has implemented a voluntary apprenticeship policy.

The Group has also taken part in various employment Forums.

In the areas of equal opportunities, diversity and the fight against discrimination, GDF SUEZ holds an important place. Thanks in part to existing agreements (professional equality), and its involvement in the creation of an equity savings fund which represents a socially responsible investment. Also thanks to the execution of a diversity charter in 2008 (Brussels region), a “Hope in the Suburbs” agreement, and a partnership agreement to develop autonomy in the visually-impaired via sporting activities. In connection with the “One goal, one job” agreement, for young people from vulnerable inner city areas, projects continued to grow throughout 2008, with implementation in three additional cities in France and a project covering ten or so new cities in 2009.

SITA Rebond, one of SUEZ Environment’s subsidiaries, has 12 structures for integration via economic activity (eight integration companies and four temp work companies). GEPSA, an Elyo subsidiary, has undertaken projects aimed at encouraging the reintegration of former prisoners (rebuilding confidence, using the tools found in the working environment) in 13 prisons, covering 150 inmates.

Other projects have been undertaken by various structures in which the GDF SUEZ group is involved in many forms: the Entraide Handicap association in Electricity and Gas Industries, and humanitarian associations such as CODEGAZ, Aquassistance, and Energy Assistance.

In addition to projects targeting elements external to the Group, other projects are, for example, aimed at raising awareness of diversity among Group employees, management, and the HR division. There are also training courses for management teams covering management’s new responsibilities: ethics, risks, internal control, and the challenges of non-discrimination and equal treatment in the workplace.

The GDF SUEZ group also has close relations with the HALDE (anti-discriminatory body) and answers questionnaires. It was selected based on some of its practices in the results which have been published since 2006.

In order to raise awareness among Group employees, a White Book by the Observatory Body on the place of women within the Group was published in 2008.

In order to further share these social development commitments and solidarity with all Group employees, a specific Intranet site is planned for the beginning of 2009. In addition to being a simple information tool about Group directions in the world, its aim is to allow everyone to have better visibility, as time goes by, about projects undertaken by and within the Group, and to strengthen the concept of sharing relating to initiatives carried out in the field.

17.6 SOCIAL RELATIONS IN THE GROUP

A PERMANENT AND DYNAMIC PROCESS

Representative bodies are highly-prized places for discussion between management and employee representatives, particularly when it comes to GDF SUEZ industrial, economic, financial and social strategy.

The merger between the SUEZ and Gaz de France Groups has strengthened the Group’s desire to continue with an international dimension. Negotiations were quickly undertaken with management and employee representatives to set up the GDF SUEZ European Works Committee.

The negotiation group to create this new European Works Council is made up of 35 members from 21 countries. It met several times in the final quarter of 2008, and it is expected to conclude during the first quarter 2009. Several principles governing negotiations were shared with employee representatives: developing and strengthening European social dialogue, guaranteeing balanced representation between countries and major lines within the Group and developing social dialogue in terms of these major business lines.

At the same time, the Employee Works Committee (“CEE”) of former Gaz de France and the European Dialogue Body (“IED”) of former SUEZ were maintained, so as not to break the chain of dialogue and discussion.

Thus, the CEE and IED were specifically consulted or informed about the merger project between Elyo and Cofatech, about the Group’s strategy, particularly in terms of production and operations, about synergies linked to the setting-up of a performance plan… In the same way, Group agreements negotiated prior to the merger continued to be enforced in their respective areas, which is for example the case for the PMES agreement for SUEZ or the CSR agreement for Gaz de France.

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Other negotiations were initiated at Group level, for the creation of a Group Committee for France, or the setting-up of a Group collective retirement savings plan (PERCO) and a Group Savings Plan (PEG).

Other negotiations or discussions will take place in 2009 in the following areas:

•

social guarantees so as to provide a framework for and to facilitate developments of the organizations;

•

provisional management of jobs and skills;

•

labor rights principles at Group level;

•

corporate social responsibility;

•

health and safety policy.

LABOR WATCH TO SUPPORT MANAGERIAL GUIDANCE

Following the creation of GDF SUEZ, the Social Relations function, supporting management of all the Group’s Business Lines and Companies is structured around two essential elements. On the one hand, legal and labor expertise developed in terms of French legislation and European community labor law is enhanced via a legal and labor watch network made up of operational partners from the area representing all the Group’s major businesses. On the other, a monthly internal and external labor watch has been set up at the Group’s European level to support management.

INTERNATIONAL SOCIAL OBSERVATORY

Furthermore, GDF SUEZ has continued to support the promotion of discussions with all the relevant parties, guaranteed by the International Social Observatory (ISO). A symposium covering the issue of governance allowed managers from major companies to reinforce the debate with trade union and political leaders, about the substantial developments which are occurring on a world-wide scale. The development of the current crisis today shows the relevance of the paths raised within the ISO and the relevance of further thought about their creation. In 2008, the ISO continued its works in relation to the international healthcare policies of major worldwide groups, and supported the initiatives of its bases in Morocco and Argentina. The latter organized a notable seminar which allowed dialogue between companies, academics and trade union representatives from France, South America about the challenges of Sustainable Development and Corporate Social Responsibility within Latin America.

A STANDARDIZED STAFF REPRESENTATIVE CONSULTATION PROCESS

2007 was marked by the implementation of the reform of the employee representative bodies (“IRP”) within the Electricity and Gas Industries. This process, initiated in 2004, accelerated in 2007 thanks to the provisions of the Decree of April 11, 2007, which led the companies of the Electricity and Gas Industry business line to apply the labor code as regards the Establishment Works Committee (“CE”), the Central Committee (“CCE”), and the Employee Delegate (“DP”).

At the beginning of 2008, after elections, the Electricity and Gas Industries companies had Employee Delegates and CE members, as was already the case within the SUEZ Group.

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SOCIAL SERVICES

The Caisse Centrale d’Activités Sociales (“CCAS”), to which Gaz de France contributes financing in accordance with the Electricity and Gas Industry business line status, is a fully independent legal entity. It is administered exclusively by employee representatives and is under the supervision of the public authorities. No company from the Electricity and Gas Industries division is represented. The total contribution made by GDF SUEZ to social management bodies for 2008 stands at €153 million. For the record, this figure stood at €132.5 million for 2007.

17.7 HEALTH AND SAFETY POLICY

In 2008, the trend towards improvements in health and safety results continued. The frequency and seriousness of Group employees’ occupational accidents has reduced by 30% over four years. This improvement can also be observed in relation to fatal accidents.

The Board of Directors, the Ethics and Sustainable Development committee are following the situation very carefully, and as from September 2008, the Chairpersons made clear their desire to pursue without fail the actions already taken, in order to reach a level of excellence in every business. They set down the development process for the new Group’s health & safety policy. It will be built using the knowledge and the best practices gained from both former Groups and after in-depth discussions with line management, health & safety experts and employee representatives. In-depth dialogue with the latter will take place in two stages: dialogue prior to the establishment of a project, discussions on the basis of the elements developed following this dialogue. So as to continue this dynamic move towards improvement, particular attention will be paid to the leadership and behavioral contributors, via organizational and human factors.

In July 2008, the new organization in terms of health and safety was defined. The operating function of the Center with Business Lines and Business Units was laid down. A Central Department for Heath & Safety Management Systems ensures monitoring of occupational health and safety issues, industrial safety, asset protection and promotion of management systems. It ensures activities within the subsidiary, and distributes and monitors Group policies in these areas.

Given that industrial accidents may give rise to damage to property and person (employees, subcontractors, third parties), the industrial safety risk for establishments in which the Group works receives specific attention.

In 2008, both Groups’ internal monitoring systems were maintained:

•

yearly self-assessment for GDF Business Units on the basis of an internal standard followed by a yearly safety review carried out jointly with the BU’s management and the Central Department for Health & Safety;

•

for former SUEZ subsidiaries, an internal compliance audit in line with the Group’s Rules and Policy regarding health and safety at work via a network of 25 internal experts from the Health & Safety subsidiary, and using an internal standard. In this way, in 2008, 30 internal audits were carried out in former SUEZ.

Dialogue with social partners in terms of health & safety took place in a distinct manner in each of the former groups, since the labor discussion structures for the new Group were being implemented. The health and safety committee resulting from the former SUEZ European Dialogue Body continued to regularly monitor Group results, analyzing the causes of serious accidents and the prevention measures implemented. It also contributed to the construction of standards and in particular, to the development of two new Group regulations which were implemented in 2008: the first aims to specify how employee health and safety objectives are laid down in terms of operational managers and directors, and how results and measures implemented affect the variable portion of compensation, the second aims to lay down Group requirements in terms of managing health and safety at work.

Management training in health and safety at work for Group managers led by the Group University in 2005 was updated in 2008 so as to include the whole new Group. By the close of 2008, over 4,000 managers had attended this course.

Two new modules were developed in partnership with the Group University in 2008:

•

a second module aimed at perfecting managers’ knowledge based on human and organizational factors;

•

a module designed for subsidiary experts in the field aimed at widening their knowledge base, so that they can organize accident analysis groups, in order to identify the basic causes and appropriate preventive measures.

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17.8 EQUITY INTERESTS AND STOCK OPTIONS OF THE DIRECTORS AND CHIEF OPERATING OFFICERS

With regard to the tables relating to the number of shares and stock options held by the company officers at December 31, 2008, please refer to section 15 above, as well as Note 26 of section 20.2 relating to financial information.

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18 MAIN SHAREHOLDERS

18.1

BREAKDOWN OF SHARE CAPITAL AT DECEMBER 31, 2008

281

Exceeding statutory threshold disclosure requirements

282

18.2

VOTING RIGHTS

284

18.3

CONTROL

284

18.4

AGREEMENT RELATING TO CHANGE OF CONTROL

284

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Until July 7, 2005, the French State held 100% of Gaz de France’s shares. Following Gaz de France’s initial public offering and listing of its shares on Eurolist by Euronext Paris on July 8, 2005 the French State held 80.2% of Gaz de France’s shares. The law relating to the energy sector no. 2006-1537 of December 7, 2006 authorized the State to reduce its investment in the company to under 50%, with the specification that this investment must remain above one-third of the Company’s capital. The privatization of Gaz de France was made possible thanks to decree no. 2007-1784 of December 19, 2007 and decree no. 2008-80 of January 24, 2008. Pursuant to the merger between SUEZ and Gaz de France on July 22, which occurred in line with the opinion expressed by the French Privatizations Board (the “CPT”) no. 2008-AC-2 of July 2, 2008, published in the Official Journal on July 17, 2008, relating to the financial conditions of the merger between Gaz de France and SUEZ, the procedure followed and the choice of acquirer, the majority of the Company’s capital was transferred from the public to the private sector. At the end of February, the French State holds 35.6% of shares in GDF SUEZ.

State golden share

In line with Article 24.1 of law no. 2004-803 of August 9, 2004 and Decree no. 2007-1790 of December 20, 2007, the share capital of GDF SUEZ includes a golden share resulting from the transformation of an ordinary share belonging to the French State, with a view to conserving the essential interests of France in the energy sector relating to the continuity and safety of energy supply. The French State’s golden share entitles the State to indefinitely disagree with decisions made by GDF SUEZ and its French subsidiaries, who directly or indirectly sell, in any form whatsoever, transfer operation, to assign as surety or guarantee or change the destination of some assets covered by the decree, if it considers that such a decision is contrary to the essential interests of France in the energy sector relating to the continuity and safety of energy supply.

According to the terms of Article 2 in Decree no. 2007-1790 of December 20, 2007, and its appendix, the assets covered by the French State’s right of opposition pursuant to the golden share are:

•

natural gas transmission pipelines located on the national territory;

•

assets related to the distribution of natural gas on the national territory;

•

underground natural gas storage located on the national territory;

•

liquefied natural gas facilities located on the national territory.

In accordance with Decree no. 93-1296 of December 13, 1993 applied pursuant to Article 10 of law no. 86-912 relating to privatizations and concerning certain rights pertaining to the golden share, and to Decree no. 2007-1790 of December 20, 2007, all decisions of this nature must be declared to the Minister of Economic Affairs.

The decisions mentioned above are deemed to be authorized if the Minister of Economic Affairs does not disagree with them within one month of the date of declaration, as recorded by a receipt issued by the administration. This delay may be extended for a period of 15 days by order of the Minister of Economic Affairs. Before the expiration of the aforementioned one-month period, the Minister of Economic Affairs may waive the right to oppose. If there is opposition, the Minister of Economic Affairs will communicate the reasons of his decision to the company in question. The decision of the Minister of Economic Affairs may be appealed.

Pursuant to Decree 93-1296 of December 13, 1993, any transaction executed in violation of Decree 2007-1790 of December 20, 2007 is automatically null and void.

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18.1 BREAKDOWN OF SHARE CAPITAL AT DECEMBER 31, 2008

On January 21, 2009, the Board of Directors noted the exercising of stock option subscriptions, which resulted in the capital of GDF SUEZ standing at €2,193,643,820, made up of 2,193,643,820 fully paid-up shares of a par value of €1 each, representing 2,145,320,319 theoretical voting rights and 2,145,320,319 voting rights which may be exercised.

At the end of September 2008, GDF SUEZ performed a survey of all identifiable bearer shares and identified more than one million individual shareholders.

At December 31, 2008	% of the capital (a)	% of voting rights (a)
French State	35.7%	36.4%
Groupe Bruxelles Lambert (GBL)	5.3%	5.5%
Employee shareholdings (b)	2.7%	2.8%
CDC group	1.9%	2.0%
Areva	1.2%	1.2%
CNP Assurances group	1.1%	1.1%
Sofina	0.7%	0.7%
Treasury stock	2.2%
Management	not significant	not significant
Public (to the Company’s knowledge, no single shareholder in this category holds more than 5% of the share capital)	50.8%	49.7%
	100%	100%
(a) Calculated based on the number of shares and voting rights outstanding at December 31, 2008. (b) Refer to “Exceeding statutory threshold disclosure requirements” below.

• MAJOR CHANGES IN GAZ DE FRANCE SHAREHOLDINGS DURING THE PAST THREE FISCAL YEARS

	December 31, 2006	December 31, 2007	July 22, 2008
	% of capital	% of capital	% of capital
State	80.2	79.8 *	79.8
Public	17.5	18.1	16.3
Employees	2.3	2.0	2.-
Treasury stock	-	0.1	1.9
* Following the allotment of bonus shares by the State as part of the Open Price Offering, the French State’s holding changed from 80.2% to 79.8%.

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• MAJOR CHANGES IN SUEZ SHAREHOLDINGS DURING THE LAST THREE FISCAL YEARS

	December 31, 2006		December 31, 2007		July 22, 2008
	% of capital	% of voting rights	% of capital	% of voting rights	% of capital	% of voting rights
Groupe Bruxelles Lambert (GBL)	8.0	11.9	9.4	13.9	9.4	14.1
Employee shareholdings	3.1	4.2	3.0	4.3	3.0	4.2
CDC group	2.8	3.2	2.7	3.0	2.9	3.3
Cogema/Areva	2.2	1.9	2.1	3.7	2.1	3.7
CNP Assurances	1.6	1.4	1.6	1.4	1.9	1.7
Sofina	1.2	1.9	1.2	1.8	1.3	1.9
Crédit Agricole group *	3.4	5.3	3.3	5.2	1.2	1.7
Treasury stock	1.3	-	2.3	-	2.7	-
* Refer to section “Exceeding statutory threshold disclosure requirements” below.

• MAJOR CHANGES IN GDF SUEZ SHAREHOLDINGS BETWEEN JULY 22 AND DECEMBER 31, 2008

	July 22, 2008		December 31, 2008
	% of capital	% of voting rights	% of capital	% of voting rights
State	35.7	36.1	35.6	36.4
Groupe Bruxelles Lambert (GBL)	5.4	5.4	5.3	5.5
Employee shareholdings	2.8	2.8	2.7	2.8
CDC group	2.0	2.0	1.9	2.0
Areva	1.2	1.2	1.2	1.2
Crédit Agricole group*	1.2	1.3	-	-
CNP Assurances	1.4	1.4	1.1	1.1
Sofina	0.7	0.7	0.7	0.7
Treasury stock	1.2	-	2.2	-
* Refer to “Exceeding statutory threshold disclosure requirements” below.

EXCEEDING STATUTORY THRESHOLD DISCLOSURE REQUIREMENTS

To the best of the Company’s knowledge, at the date of drafting of this reference document, no other shareholder than the French State and the Groupe Bruxelles Lambert, acting alone or in partnership, holding more than 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3, 90% and 95% of the capital or the voting rights of GDF SUEZ, which representing holding percentages which must be declared within five stock market days to the Company and the French Financial Markets Authority pursuant to Article L. 233-7 of the French Commercial Code.

Failing to make such declaration under the terms provided in Sections I and II of Article L. 233-7 of the French Commercial Code, the shares exceeding the fraction that should have been declared will be deprived of all voting rights for all shareholders’ meetings for a period of two years following proper notification date.

For technical reasons relating to regulations governing transparency, the Crédit Agricole Group’s disclosures include the GDF SUEZ shares (14 million shares as of January 15, 2009) held to cover the Crédit Agricole Group’s commitments with regard to GDF SUEZ Group employees within the scope of international employee savings plans, which are the subject of agreements according to which the voting rights attached to these shares are exercised as decided by a body comprised (in the same way as the supervisory boards of French corporate investment funds) of employees and representatives of companies of the GDF SUEZ Group.

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In light of these agreements, the shares held as mentioned above are entered in our various tables showing the breakdown of capital under the heading “Employee shareholdings” and not under Crédit Agricole.

The company is not aware of any other shareholders that hold 0.5% or more of GDF SUEZ’s share capital and that have declared exceeding the statutory threshold disclosure requirements.

• DISCLOSURES OF SHAREHOLDINGS MADE SINCE JULY 22, 2008 BY GDF SUEZ

GDF SUEZ
July 22, 2008	Increase	0.72%	Predica
July 22, 2008	Increase	1.11%	Calyon *
July 22, 2008	Increase	1.85%	Crédit Agricole SA
July 22, 2008	Decrease	1.59%	Crédit Agricole Asset Management
July 28, 2008	Increase	1.96%	Caisse des dépôts et consignations
Aug 1, 2008	Increase	0.68%	Sofina
Aug 1, 2008	Increase	0.58%	BNP Paribas
Aug 1, 2008	Decrease	0.69%	Calyon *
Aug 1, 2008	Decrease	1.43%	Crédit Agricole SA
Dec 3, 2008	Increase	0.84%	Société Générale Asset Management
Jan 23, 2009	Increase	2.0%	Crédit Agricole Asset Mgt
Mar 13, 2009	Increase	2.26%	Natixis Asset Management
Mar 25, 2009	Increase	0.70%	Franklin Ressources
Mar 26, 2009	Increase	0.50%	CM-CIC Asset Management

• DISCLOSURES OF SHAREHOLDINGS MADE BETWEEN JANUARY 1 AND JULY 22, 2008 BY GAZ DE FRANCE

None

• DISCLOSURES OF SHAREHOLDINGS MADE BETWEEN JANUARY 1 AND JULY 22, 2008 BY SUEZ

January 10, 2008	Increase	1.03%	BNP Paribas Asset Mgt
January 14, 2008	Decrease	2.25%	Crédit Agricole SA *
February 29, 2008	Decrease	2.94%	Natixis
May 9, 2008	Decrease	0.68%	Crédit Suisse
May 16, 2008	Increase	1.52%	Crédit Suisse
May 19, 2008	Decrease	0.73%	Crédit Suisse
May 19, 2008	Decrease	0.79%	BNP Paribas
May 20, 2008	Increase	1.79%	UBS
May 21, 2008	Increase	1.13%	Crédit Suisse
May 22, 2008	Decrease	0.55%	Crédit Suisse

*

This disclosure includes the shares held to cover the Crédit Agricole SA group’s commitments with regard to SUEZ Group employees within the scope of international employee savings plans, which are the subject of agreements according to which the voting rights attached to these shares are exercised as decided by a body comprised (in the same way as the Supervisory Boards of French corporate investment funds) of employees and representatives of companies of the group.

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18.2 VOTING RIGHTS

Under the terms of Article 11 of the Company’s by-laws, except in the cases where the law provides otherwise, each shareholder has as many voting rights in shareholders’ meetings as the number of paid-up shares it owns.

On January 21, 2009, after deduction of treasury shares and internally managed shares, the Company owned 2,145,320,319 shares with the same number of voting rights which may be exercised.

18.3 CONTROL

On the date of this reference document, the French State holds 35.6% of Company shares.

The merger transaction between SUEZ and Gaz de France on July 22, 2008 resulted in the disappearance of several forms of supervision, as from this date, which were previously carried out by the French State pursuant to Gaz de France’s status as a public company. This involves economic and financial monitoring by the French State and verifications made by the General Finance Inspectorate unless a decree were in force to this end, in line with Article 2 of Decree no. 55-733 of May 26, 1955; monitoring of projects to make, extend or transfer investments by Gaz de France pursuant to Decree no. 53-707 of August 9, 1953; and monitoring by the French Court of Auditors pursuant to Articles L. 133-1 and L. 133-2 of the French Financial Jurisdictions Code (as referred to in paragraph 3.1.12 of the Gaz de France base document recorded by the AMF on April 1, 2005 under number I. 05-037).

The transfer of the majority of Gaz de France’s capital to the private sector following the aforementioned merger also meant that the GDF SUEZ company became exempt from the application of legal and regulatory provisions governing public institutions and public sector companies, in particular those found in law no. 83-675 of July 26, 1983 relating to the democratization of the public sector.

Decree no. 2007-1790 of December 20, 2007 under law no. 2006-1537 of December 7, 2006 relating to the energy sector schedules the French State’s golden share in the GDF SUEZ share capital, provid for which designed to protect the critical interests of France in the energy sector relating to the continuity or safety of energy supply (refer to chapter 21 “Additional Information” – “Share Capital” section below).

18.4 AGREEMENT RELATING TO CHANGE OF CONTROL

On the date of this Reference Document, to GDF SUEZ’s knowledge, there is no agreement relating to an option with regard to any entity that is a member of the GDF SUEZ Group or any agreement which, if implemented, could lead to a change in its control.

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19 RELATED PARTY TRANSACTIONS

19.1

RELATIONS WITH THE FRENCH STATE AND WITH THE CNIEG

286

19.1.1

Relations with the French State

286

19.1.2

Relations with the CNIEG  (Caisse Nationale des Industries Electriques et Gazières)

286

19.2

TRANSACTIONS WITH EQUITY-ACCOUNTED OR PROPORTIONATELY CONSOLIDATED COMPANIES

287

19.2.1

Joint ventures

287

19.2.2

Associates

287

This section describes material transactions between the Group and its related parties.

Compensation payable to key management personnel is disclosed in Section 20.2 – Note 26.

The Group’s main subsidiaries (fully consolidated companies) are listed in Section 20.2 – Note 30. Only material transactions are described below.

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19.1 RELATIONS WITH THE FRENCH STATE AND WITH THE CNIEG

19.1.1 RELATIONS WITH THE FRENCH STATE

Further to the merger between Gaz de France and SUEZ on July 22, 2008, the French State owns 35.7% of GDF SUEZ and holds 7 seats out of 24 on its Board of Directors.

The French State holds a golden share aimed at protecting France’s critical interests in the energy sector and ensuring the continuity and safeguarding of supplies. The golden share is granted to the French State indefinitely and entitles it to veto decisions made by GDF SUEZ if it considers they could harm French energy interests as regards the continuity and safeguarding of supplies.

The merger also marked an end to several oversight procedures relative to economic and financial matters, previously carried out by the French State due to Gaz de France’s status as a public company.

Public service engagements in the energy sector are defined by the law of January 3, 2003 and are implemented by means of a public service contract pursuant to the first article of the law of August 9, 2004.

A new public service contract is currently being negotiated with the French State. GDF SUEZ has not identified any risks relating to the absence of any such contract during the negotiation period.

19.1.2 RELATIONS WITH THE CNIEG (CAISSE NATIONALE DES INDUSTRIES ELECTRIQUES ET GAZIÈRES)

The Group’s relations with the CNIEG, which manages all old-age, disability and death benefits for employees of EDF, GDF SUEZ SA and Non-Nationalized Companies (Entreprises Non Nationalisées - ENN) are described in Section 20.2 – Note 18.

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19.2 TRANSACTIONS WITH EQUITY-ACCOUNTED OR PROPORTIONATELY CONSOLIDATED COMPANIES

19.2.1 JOINT VENTURES

Gaselys

Gaselys is a joint venture 51%-owned by GDF SUEZ and 49%-owned by Société Générale.

It is a trading company operating on European gas and electricity markets, and is also active on markets for oil and oil products, CO2 emissions quotas and coal.

GDF SUEZ develops its risk management, asset optimization and trading activities through Gaselys.

In 2008, these activities generated sales and purchases between the Group and its subsidiary amounting to €1,149 million and €2,161 million, respectively.

At year-end, the Group’s balance sheet shows a net debit balance of €344 million with its subsidiary, comprising trade receivables and payables, margin calls and derivative instruments. These derivatives are mainly contracted to manage the risks to which the Group is exposed, and result in the recognition of an unrealized loss for €762 million in equity before tax and an unrealized gain for €592 million in income from operating activities.

Acea-Electrabel group (Italy)

Electrabel Italia is a wholly-owned subsidiary of Electrabel and has a 40.59% interest in Acea-Electrabel which itself owns several subsidiaries.

GDF SUEZ sold electricity and gas to the Acea-Electrabel group for an amount of €206.9 million at December 31, 2008, compared with €204.2 million at December 31, 2007.

GDF SUEZ has also granted loans to the Acea-Electrabel group, in respect of which €389.4 million remained outstanding at December 31, 2008 versus €363.1 million at end-2007.

Zandvliet Power

Zandvliet Power is a 50%-50% joint venture between Electrabel and RWE.

Electrabel granted a loan to Zandvliet Power which stood at €70.1 million at December 31, 2008 versus €77.3 million at end-2007.

Hisusa

To finance the 2007 acquisition of Agbar shares from Torreal, Hisusa (a joint venture 51%-owned by SUEZ Environnement Company and 49% by la Caixa) received a loan from its shareholders, including €104 million from the Group. This loan was repaid at the end of 2008.

19.2.2 ASSOCIATES

Elia System Operator (ESO)/Elia

Elia is a listed company and is 24.36%-owned by Electrabel.

It was set up in 2001 as grid operator of the high-voltage electricity transmission network in Belgium. Transmission fees are subject to the approval of the Belgian Electricity and Gas Regulatory Commission (CREG).

Electrabel purchased electricity transmission services from ESO/Elia in an amount of €125.1 million at December 31, 2008 and €155.6 million at December 31, 2007.

The Group rendered services to ESO/Elia for a total amount of €80.0 million at December 31, 2008 and €79.5 million at December 31, 2007.

At December 31, 2008, outstanding loans granted to Elia totaled €808.4 million (€354.8 million maturing in 2010 and €453.6 million maturing after 2011), amounts unchanged from end-2007. The loan generated interest income of €48.4 million in 2008 versus €41.0 million in 2007.

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Inter-municipal companies

The mixed inter-municipal companies with which Electrabel is associated manage the electricity and gas distribution network in Belgium.

Electrabel Consumer Solutions (ECS) purchased gas and electricity network distribution rights from the inter-municipal companies in an amount of €1,777.5 million at December 31, 2008, compared with €1,704.4 million at December 31, 2007.

Only the inter-municipal companies in the Walloon region have no employees. In accordance with the bylaws, Electrabel makes personnel available to them with a view to carrying out network maintenance and distribution services. Electrabel bills the inter-municipal companies for all work, supplies and services provided to them. Amounts billed with respect to this arrangement in 2008 totaled €402.5 million, versus €480.3 million in 2007.

Receivables relating to gas and electricity supply stood at €10.1 million at December 31, 2008, versus €37.2 million at December 31, 2007.

Payables due by Electrabel and Electrabel Customer Solutions to the inter-municipal companies stood at €15.3 million at December 31, 2008, versus €148.9 million at December 31, 2007.

At December 31, 2008, Electrabel had granted cash advances to the inter-municipal companies totaling €317.9 million (€430.1 million at end-2007). Amounts due to the inter-municipal companies by Electrabel came to €263.6 million at December 31, 2008 (€208.4 million at end-2007).

Electrabel’s reimbursement right corresponding to the pension provisions set aside in its accounts for distribution employees seconded to Walloon inter-municipal companies totaled €296.5 million at December 31, 2008, versus €309.7 million at December 31, 2007.

Contassur

Contassur is 10%-owned by SUEZ-Tractebel and 5%-owned by Electrabel.

Contassur is a captive insurance company accounted for under the equity method. The pension fund trusts for certain employees of the Group have entered into insurance contracts with Contassur.

These insurance contracts give rise to reimbursement rights, and are therefore recorded under “Other assets” in the balance sheet for €147.2 million at December 31, 2008 and €179.3 million at December 31, 2007.

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20 FINANCIAL INFORMATION CONCERNING THE ASSETS AND LIABILITIES, FINANCIAL POSITION AND RESULTS OF THE ISSUER

20

FINANCIAL INFORMATION CONCERNING THE ASSETS AND LIABILITIES, FINANCIAL POSITION AND RESULTS OF THE ISSUER

289

20.1

CONSOLIDATED FINANCIAL STATEMENTS

290

Consolidated balance sheets

290

Consolidated income statements

292

Consolidated cash flow statements

293

Consolidated statements of changes in equity

294

Statement of recognized income and expense

296

20.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

297

Information on the GDF SUEZ Group

298

20.3

VERIFICATION OF YEARLY FINANCIAL HISTORICAL DATA

410

20.4

PRO FORMA FINANCIAL INFORMATION AND STATUTORY AUDITORS’ REPORT

412

1

Description of the transaction

412

2

Basis of presentation

412

3

Measurement and allocation of the cost of the business combination

413

4

GDF SUEZ Pro Forma Information for the year ended December 31, 2008

414

5

GDF SUEZ Pro Forma Information for the year ended December 31, 2007

416

6

Gaz de France Historical Data

418

7

Impact of remedies

420

8

Measurement and allocation of the cost of the business combination

420

9

Other pro forma adjustments

421

20.5

PARENT COMPANY FINANCIAL STATEMENTS AND STATUTORY AUDITORS’ REPORT

423

20.5.1

Parent company financial statements

424

20.5.2

Notes to the parent company financial statements

428

20.5.3

Total and partial transfers of assets, subsidiaries, and equity investments within or outside statutory disclosure thresholds
479

20.5.4

Details of securities at December 31, 2008

480

20.5.5

Five-year financial summary

481

20.5.6

Statutory auditor’s report on the financial statements

482

20.6

DIVIDEND DISTRIBUTION POLICY

484

Dividend per share

484

20.7

LEGAL AND ARBITRATION PROCEEDINGS

485

20.7.1

Rue de la Martre

485

20.7.2

Ghislenghien

486

20.7.3

Queen Mary

486

20.7.4

Electrabel – the Hungarian government /European Commission

486

20.7.5

Slovak Gas Holding – Slovak Republic

487

20.7.6

Argentina

487

20.7.7

Togo Electricité

487

20.7.8

Competition and industry concentration

488

20.7.9

Fos Cavaou

488

20.7.10

United Water

489

20.7.11

Squeeze-out bid for Electrabel shares

489

20.7.12

Claims by the Belgian tax authorities

489

20.7.13

Claim by the French tax authorities

489

20.7.14

Claim by the US tax authorities

490

20.8

SIGNIFICANT CHANGE IN THE FINANCIAL OR COMMERCIAL SITUATION

490

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20.1 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

Assets

In millions of euros	Notes	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Non-current assets
Intangible assets, net	10	10,691.6	3,497.7	3,488.1
Goodwill	9	27,510.1	14,902.8	13,404.6
Property, plant and equipment, net	11	63,482.1	22,597.1	21,002.8
Available-for-sale securities	14	3,309.0	4,120.7	2,816.5
Loans and receivables carried at amortized cost	14	2,303.5	2,107.0	2,170.1
Derivative instruments	14	2,893.4	1,140.1	1,014.1
Investments in associates	12	3,104.3	1,214.3	1,259.7
Other non-current assets	14	1,271.8	730.5	778.8
Deferred tax assets	7	618.4	1,085.0	871.0
TOTAL NON-CURRENT ASSETS		115,184.3	51,395.2	46,805.7
Current assets
Loans and receivables carried at amortized cost	14	1,346.4	331.3	298.8
Derivative instruments	14	9,439.9	3,363.3	3,318.6
Trade and other receivables	14	22,729.3	11,869.3	10,412.2
Inventories		4,208.9	1,571.8	1,483.4
Other current assets	14	4,481.0	2,556.5	2,336.6
Financial assets at fair value through income	14	768.9	1,319.5	833.0
Cash and cash equivalents	14	9,049.3	6,720.2	7,946.3
TOTAL CURRENT ASSETS		52,023.7	27,732.0	26,628.9
TOTAL ASSETS		167,208.0	79,127.2	73,434.6

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Liabilities

In millions of euros	Notes	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Shareholders’ equity		57,747.7	22,192.8	19,503.8
Minority interests		5,070.6	2,668.1	3,060.0
TOTAL EQUITY	16	62,818.3	24,860.9	22,563.8
Non-current liabilities
Provisions	17	12,607.0	8,448.5	8,419.7
Long-term borrowings	14	24,200.4	14,526.0	13,000.6
Derivative instruments	14	2,889.6	800.9	711.7
Other financial liabilities	14	859.1	778.0	467.5
Other non-current liabilities		1,277.7	1,004.5	917.3
Deferred tax liabilities	7	10,546.4	1,643.6	1,444.5
TOTAL NON-CURRENT LIABILITIES		52,380.1	27,201.5	24,961.3
Current liabilities
Provisions	17	2,185.7	1,106.6	1,366.1
Short-term borrowings	14	14,641.0	7,129.8	6,678.5
Derivative instruments	14	9,472.4	3,201.9	3,369.5
Trade and other payables	14	17,914.7	10,038.1	9,209.4
Other current liabilities		7,795.8	5,588.4	5,286.0
TOTAL CURRENT LIABILITIES		52,009.6	27,064.8	25,909.5
TOTAL EQUITY AND LIABILITIES		167,208.0	79,127.2	73,434.6

Data for 2007 and 2006 correspond to the historical published consolidated financial statements of the SUEZ Group. Data for 2008 include the former SUEZ entities, and the contribution of former Gaz de France entities as of July 22, 2008. Pro forma information is provided in the pro forma section of the Reference Document.

Amounts in tables are generally expressed in millions of euros. In certain cases, rounding may cause slight discrepancies in the lines and columns showing totals and changes.

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CONSOLIDATED INCOME STATEMENTS

In millions of euros	Notes	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Revenues		67,923.8	47,475.4	44,289.2
Purchases		(35,879.0)	(21,289.4)	(21,010.0)
Personnel costs		(9,679.0)	(8,141.5)	(7,640.8)
Depreciation, amortization and provisions		(3,713.5)	(1,912.7)	(1,684.8)
Other operating income and expenses, net		(12,428.8)	(10,956.4)	(9,457.1)
CURRENT OPERATING INCOME	4	6,223.6	5,175.4	4,496.5
Mark-to-market on commodity contracts other than trading instruments		563.6	67.8	17.1
Impairment of property, plant and equipment, intangible assets and financial assets		(811.8)	(132.0)	(150.3)
Restructuring costs		(254.2)	(42.6)	(88.8)
Disposals of assets, net		1,957.7	339.4	1,093.1
INCOME FROM OPERATING ACTIVITIES	5	7,678.8	5,408.0	5,367.6
Financial expenses		(2,377.8)	(1,709.5)	(1,610.6)
Financial income		883.7	987.4	879.6
NET FINANCIAL LOSS	6	(1,494.1)	(722.1)	(731.0)
Income tax expense	7	(911.9)	(527.5)	(815.1)
Share in net income of associates	12	318.3	457.9	372.7
NET INCOME		5,591.2	4,616.3	4,194.2
Net income Group share		4,857.1	3,923.5	3,606.3
Minority interests		734.0	692.7	587.9
Earnings per share	8	2.98	3.24	3.00
Diluted earnings per share	8	2.95	3.19	2.96

Data for 2007 and 2006 correspond to the historical published consolidated financial statements of the SUEZ Group. Data for 2008 include the former SUEZ entities, and the contribution of former Gaz de France entities as of July 22, 2008. Pro forma information is provided in the pro forma section of the Reference Document.

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CONSOLIDATED CASH FLOW STATEMENTS

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Net income	5,591.2	4,616.3	4,194.2
- Share in net income of associates	(318.3)	(457.9)	(372.7)
+ Dividends received from associates	358.1	229.8	355.7
- Net depreciation, amortization and provisions	3,986.0	1,925.3	1,743.3
- Net capital gains on disposals (incl. reversals of provisions)	(1,957.7)	(339.4)	(1,097.7)
- Mark-to-market on commodity contracts other than trading instruments	(563.6)	(67.8)	(17.1)
- Other items with no cash impact	184.4	110.8	31.7
- Income tax expense	911.9	527.5	815.1
- Net financial loss	1,494.1	722.1	731.0
Cash generated from operations before income tax and working capital requirements	9,686.1	7,266.6	6,383.5
+ Tax paid	(1,806.3)	(1,005.6)	(985.4)
Change in working capital requirements	(3,486.6)	(244.3)	(225.9)
CASH FLOW FROM OPERATING ACTIVITIES	4,393.1	6,016.6	5,172.2
Acquisitions of property, plant and equipment and intangible assets	(9,125.0)	(3,129.7)	(2,367.6)
Acquisitions of entities net of cash and cash equivalents acquired	(723.2)	(1,508.3)	(1,088.2)
Acquisitions of available-for-sale securities	(517.5)	(1,361.9)	(315.6)
Disposals of property, plant and equipment and intangible assets	127.6	131.1	181.8
Disposals of entities net of cash and cash equivalents sold	2,538.1	554.9	2,009.9
Disposals of available-for-sale securities	110.3	406.3	777.8
Interest received on non-current financial assets	129.9	116.0	151.3
Dividends received on non-current financial assets	219.6	202.4	288.7
Change in loans and receivables originated by the Group and other	(107.7)	(92.1)	(4.0)
CASH FLOW USED IN INVESTING ACTIVITIES	(7,347.9)	(4,681.2)	(365.9)
Dividends paid	(3,900.4)	(1,968.5)	(1,720.9)
Repayment of borrowings and debt	(5,101.0)	(7,579.0)	(8,744.0)
Change in financial assets at fair value through income	517.8	(265.3)	346.3
Interest paid	(1,482.6)	(1,230.9)	(1,081.4)
Interest received on cash and cash equivalents	260.7	272.8	326.9
Increase in borrowings and debt	15,666.5	8,478.7	3,538.3
Increase in capital	246.7	832.9	162.4
Assignment of litigious receivables
Treasury stock movements	(679.9)	(1,058.2)	234.3
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	5,527.9	(2,517.5)	(6,938.1)
Effect of changes in consolidation method, exchange rates and other	(248.4)	(44.0)	(296.3)
TOTAL CASH FLOW FOR THE PERIOD	2,324.7	(1,226.1)	(2,428.1)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,720.2	7,946.3	10,374.4
CASH AND CASH EQUIVALENTS AT END OF PERIOD	9,049.3	6,720.2	7,946.3

Data for 2007 and 2006 correspond to the historical published consolidated financial statements of the SUEZ Group. Data for 2008 include the former SUEZ entities, and the contribution of former Gaz de France entities as of July 22, 2008. Pro forma information is provided in the pro forma section of the Reference Document.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Number of shares	Share capital	Additional paid-in capital	Consolidated Reserves and net income	Fair value adjustments and other	Treasury stock	Cumulative translation adjustment	Shareholders’ equity	Minority interests	Total
Equity under IFRS at December 31, 2005	1,270,756,255	2,541.4	11,378.9	2,061.7	37.3	(355.7)	592.3	16,255.9	2,567.3	18,823.2
Income and expense recognized directly in equity					842.9		(349.9)	493.0	(84.5)	408.5
Net income				3,606.3				3,606.3	587.9	4,194.2
TOTAL RECOGNIZED INCOME AND EXPENSE				3,606.3	842.9		(349.9)	4,099.3	503.4	4,602.7
Employee share issues and share-based payment	6,388,344	12.8	149.3	42.9				205.0		205.0
Non-cash capital increase	299,804	0.6	6.2					6.8		6.8
Dividends paid				(1,260.2)				(1,260.2)	(460.7)	(1,720.9)
Net acquisitions of treasury stock				10.7		223.5		234.2		234.2
Other changes				(37.2)				(37.2)	450.0	412.8
Equity under IFRS at December 31, 2006	1,277,444,403	2,554.8	11,534.4	4,424.2	880.2	(132.2)	242.4	19,503.8	3,060.0	22,563.8
Income and expense recognized directly in equity					787.1		(386.5)	400.7	36.5	437.2
Net income				3,923.5				3,923.5	692.8	4,616.3
TOTAL RECOGNIZED INCOME AND EXPENSE				3,923.5	787.1		(386.5)	4,324.2	729.3	5,053.5
Employee share issues and share-based payment	29,599,119	59.2	767.6	116.6				943.4		943.4
Dividends paid				(1,513.8)				(1,513.8)	(448.4)	(1,962.2)
Net acquisitions of treasury stock				17.6		(1,082.5)		(1,064.9)	3.6	(1,061.2)
Other changes									(676.4)	(676.4)

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	Number of shares	Share capital	Additional paid-in capital	Consolidated Reserves and net income	Fair value adjustments and other	Treasury stock	Cumulative translation adjustment	Shareholders’ equity	Minority interests	Total
Equity under IFRS at December 31, 2007	1,307,043,522	2,614.1	12,302.0	6,968.1	1,667.3	(1,214.7)	(144.1)	22,192.8	2,668.1	24,860.9
Income and expense recognized directly in equity					(2,198.0)		(529.2)	(2,727.2)	(507.0)	(3,234.2)
Merger-related impacts
Net income				4,857.4				4,857.4	734.0	5,591.4
TOTAL RECOGNIZED INCOME AND EXPENSE				4,857.4	(2,198.0)		(529.2)	2,130.2	227.0	2,357.2
Employee share issues and share-based payment	4,009,571	5.9	77.4	169.0				252.3		252.3
Dividends paid				(3,442.8)				(3,442.8)	(466.7)	(3,909.5)
Net acquisitions of treasury stock				31.1		(720.0)		(688.9)	4.0	(684.9)
Gaz de France acquisition	1,207,660,692	1,207.7	16,878.9	21,731.2				39,817.8	620.0	40,437.8
Conversion into GDF SUEZ shares (a)	(325,069,965)	(1,633.8)		1,440.4		193.4
Other impacts related to GDF acquisition				(274.0)				(274.0)		(274.0)
SUEZ Environnement Company spin-off				(2,289.0)				(2,289.0)	2,289.0
Impact of Distrigas & Fluxys remedies									(849.0)	(849.0)
Other changes				49.3				49.3	578.2	627.5
Equity under IFRS at December 31, 2008	2,193,643,820	2,193.9	29,258.3	29,240.7	(530.7)	(1,741.3)	(673.3)	57,747.7	5,070.6	62,818.3
(a) See note 16.

Data for 2007 and 2006 correspond to the historical published consolidated financial statements of the SUEZ Group. Data for 2008 include the former SUEZ entities, and the contribution of former Gaz de France entities as of July 22, 2008. Pro forma information is provided in the pro forma section of the Reference Document.

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STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Total at Dec. 31, 2008	Of which shareholders’ equity	Of which minority interests	Total at Dec. 31, 2007	Of which share-holders’ equity	Of which minority interests	Total at Dec. 31, 2006	Of which share-holders’ equity	Of which minority interests
Available-for-sale financial assets	(690.3)	(669.1)	(21.2)	395.8	353.7	42.2	293.6	290.4	3.2
Net investment hedges	78.7	55.4	23.3	5.7	4.2	1.4	42.4	42.4
Cash flow hedges	(419.1)	(303.0)	(116.0)	(71.2)	(61.9)	(9.3)	89.9	87.3	2.6
Commodity cash flow hedges	(1,469.3)	(1,436.8)	(32.5)	351.6	342.8	8.8	640.0	658.5	(18.5)
Actuarial gains and losses	(638.5)	(571.3)	(67.2)	397.2	381.5	15.6	54.4	52.4	2.0
Deferred taxes	826.1	781.5	44.6	(254.3)	(247.4)	(6.9)	(314.3)	(318.3)	4.0
Translation adjustments	(922.0)	(584.0)	(338.0)	(387.8)	(372.4)	(15.4)	(397.5)	(319.7)	(77.8)
Income and expense recognized directly in equity	(3,234.2)	(2,727.2)	(507.0)	437.2	400.7	36.5	408.5	493.0	(84.5)
Net income	5,591.4	4,857.4	734.0	4,616.3	3,923.5	692.8	4,194.2	3,606.3	587.9
TOTAL RECOGNIZED INCOME AND EXPENSE FOR THE PERIOD	2,357.2	2,130.2	227.0	5,053.5	4,324.2	729.3	4,602.7	4,099.3	503.4

Data for 2007 and 2006 correspond to the historical published consolidated financial statements of the SUEZ Group. Data for 2008 include the former SUEZ entities, and the contribution of former Gaz de France entities as of July 22, 2008. Pro forma information is provided in the pro forma section of the Reference Document.

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20.2 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

Summary of significant accounting policies

298

NOTE 2

Main changes in Group structure

314

NOTE 3

Segment information

319

NOTE 4

Current operating income

325

NOTE 5

Income from operating activities

326

NOTE 6

Net financial income/(loss)

329

NOTE 7

Income tax expense

330

NOTE 8

Earnings per share

335

NOTE 9

Goodwills

337

NOTE 10

Intangible assets, net

339

NOTE 11

Property, plant and equipment, net

341

NOTE 12

Investments in associates

343

NOTE 13

Investments in joint ventures

345

NOTE 14

Financial instruments

346

NOTE 15

Management of risks arising from financial instruments

353

NOTE 16

Equity

366

NOTE 17

Provisions

369

NOTE 18

Post-employment benefits and other long-term benefits

372

NOTE 19

Exploration & Production activities

383

NOTE 20

Finance leases

384

NOTE 21

Operating leases

385

NOTE 22

Service Concession Arrangements

386

NOTE 23

Cash flows

388

NOTE 24

Share-based payment

389

NOTE 25

Related party transactions

395

NOTE 26

Executive compensation

397

NOTE 27

Contingent assets and liabilities

397

NOTE 28

Legal and arbitration proceedings

397

NOTE 29

Subsequent events

401

NOTE 30

List of the main consolidated companies at December 31, 2008

402

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INFORMATION ON THE GDF SUEZ GROUP

On July 16, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of Gaz de France approved its merger with SUEZ. On the same date, the Ordinary and Extraordinary Shareholders’ Meeting of SUEZ approved its merger with Gaz de France, the stock market listing of SUEZ Environnement and the distribution by SUEZ to its shareholders of 65% of the shares of SUEZ Environnement. The merger of SUEZ into Gaz de France SA, which became effective on July 22, 2008, was accounted for at that date as the acquisition of Gaz de France by SUEZ as described in Note 2 – “Main changes in Group structure”. Accordingly, the consolidated financial statements of the SUEZ Group for 2006 and 2007 represent the historical financial statements of the new GDF SUEZ Group (“the Group”). Due to US publishing requirements, the Group presents two comparative periods.

GDF SUEZ SA, the parent company of the GDF SUEZ Group, is a French société anonyme with a Board of Directors that is subject to the provisions of Book II of the French Commercial Code (Code de commerce), as well as all other provisions of French law applicable to commercial companies. GDF SUEZ was incorporated on November 20, 2004 for a period of 99 years.

It is governed by current and future laws and by regulations applicable to sociétés anonymes and its bylaws.

The Group is headquartered at 22 rue du docteur Lancereaux, 75008 Paris (France).

GDF SUEZ shares are listed on the Paris, Brussels and Luxembourg stock exchanges.

GDF SUEZ is one of the world’s leading energy providers, active across the entire energy value chain – upstream and downstream – in both electricity and natural gas. It develops its businesses (energy, energy services and environment) around a responsible growth model in order to meet the challenges of responding to energy needs, safeguarding supplies, combating climate change and optimizing the use of resources.

On March 4, 2009, the Group’s Board of Directors approved and authorized for issue the consolidated financial statements of the Group for the year ended December 31, 2008.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.1 Basis of preparation

Pursuant to European Regulation (EC) 809/2004 on prospectus dated April 29, 2004, financial information concerning the assets, liabilities, financial position, and profit and loss of GDF SUEZ has been provided for the last three reporting periods (ended December 31, 2006, 2007 and 2008). These information were prepared in accordance with European Regulation (EC) 1606/2002 on international accounting standards (IFRS) dated July 19, 2002. The Group’s consolidated financial statements for the year ended December 31, 2008 have been prepared in accordance with IFRS as published by the International Accounting Standards Board (IASB) and endorsed by European Union(1).

GDF SUEZ has applied IFRIC 12 since December 31, 2006. The Group considers that this interpretation, although still under review by the European Union, is compliant with the standards already adopted and may therefore be used as guidance(2).

The accounting standards applied in the consolidated financial statements for the year ended December 31, 2008 are consistent with those used to prepare the consolidated financial statements for the year ended December 31, 2007, except for those described in sections 1.1.1 and 1.1.2.

(1)

Available on the European Commission’s website: http://ec.europa.eu/internal_market/accounting/

(2)

As stated in the November 2003 Comments concerning certain Articles of European Regulation (EC) 1606/2002 of the European Parliament and of the Council on the application of international accounting standards, the Fourth Council Directive 78/660/EEC of July 25, 1978 and the Seventh Council Directive 83/349/EEC of June 13, 1983 on accounting.

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1.1.1 IFRS standards, amendments and IFRIC interpretations applicable to the 2008 annual financial statements

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IFRIC 14 (3) – IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

This interpretation does not have a material impact on the Group’s consolidated financial statements.

•

IFRIC 11 – IFRS 2 – Group and Treasury Share Transactions

This interpretation clarifies the accounting treatment to be applied by a subsidiary which receives a share-based payment involving the equity instruments of its parent company for which the parent chooses to buy treasury shares to settle its obligation. This interpretation has no impact on the Group’s consolidated financial statements.

•

Amendments to IAS 39 and IFRS 7 – Reclassification of financial assets

The amendment to IAS 39 was introduced as a response to the financial crisis and allows entities, in limited circumstances, to reclassify financial instruments out of the “Financial assets at fair value through profit and loss» category. Under certain conditions, the amendment also allow entities to reclassify financial instruments from the “Financial assets at fair value through profit and loss» and “Available-for-sale financial assets” categories to the “Loans and receivables” category.

These amendments have no impact on the Group’s consolidated financial statements.

Since December 31, 2006, the Group has applied IFRIC 12. This interpretation is effective as of 2008.

1.1.2 IFRS standards and IFRIC interpretations effective after 2008 that the Group has elected to early adopt

IFRS 8 – Operating Segments

This standard replaces IAS 14 and aligns required segment disclosures with segment reporting as prescribed by the US standard SFAS 131. SFAS 131 states that operating segments must be presented using the “management approach”. IFRS 8 does not affect the Group’s performance or financial position, but changes the information presented.

The Group provides the following segment information for the operating segments listed below.

Segment information

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revenues (internal and external);

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EBITDA;

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current operating income;

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depreciation and amortization;

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capital employed;

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capital expenditure.

Geographical information

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revenues;

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capital employed.

Operating segments

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Energy France;

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Energy Benelux & Germany;

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Energy Europe;

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Energy International;

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Global Gas & LNG;

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Infrastructures;

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Energy Services;

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Environnement;

IAS 23 – Borrowing Costs

The revision to this standard issued in 2007 eliminates the option of expensing borrowing costs.

The application of IAS 23 (revised in 2007) has no impact on the consolidated financial statements as the Group has always applied the allowed alternative treatment whereby borrowing costs that are directly attributable to the construction of a qualifying asset are capitalized as part of the cost of that asset.

1.1.3 IFRS standards and IFRIC interpretations effective after 2008 that the Group has elected not to early adopt in 2008

The impact resulting from the application of these standards and interpretations is currently being assessed.

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Revised IAS 1 (2007) – Presentation of Financial Statements;

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Revised IFRS 3 – Business Combinations (phase 2) (1);

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Revised IAS 27 – Consolidated and Separate Financial Statements (1);

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Amendment to IAS 32 – Puttable Instruments and Obligations Arising on Liquidation (1);

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Amendment to IAS 39 – Exposures Qualifying for Hedge Accounting (1);

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Amendment to IFRS 2 – Vesting Conditions and Cancellations;

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Amendment to IFRS 1 – Investments in Subsidiaries, Jointly Controlled Entities and Associates;

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IFRIC 13 – Customer Loyalty Programmes;

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IFRIC 15 – Agreements for the Construction of Real Estate (1);

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IFRIC 16 – Hedges of a Net Investment in a Foreign Operation (1);

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IFRIC 17 – Distributions of Non-cash Assets to Owners (1);

(3)

Endorsed by the European Union in December 2008 and mandatorily applicable in the European Union to financial periods beginning on or after December 31, 2008.

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In May 2008, the IASB published a first series of amendments to its standards (“Annual Improvements to IFRS”) with the aim of eliminating certain inconsistencies and clarifying the wording of the standards. Specific transitional provisions are provided for each amendment.

1.1.4 Reminder of IFRS 1 transition options

The Group used some of the options available under IFRS 1 for its transition to IFRS in 2005. The options that continue to have an effect on the consolidated financial statements are:

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translation adjustments: the Group elected to reclassify cumulative translation adjustments within consolidated equity at January 1, 2004;

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business combinations: the Group elected not to restate business combinations that took place prior to January 1, 2004 in accordance with IFRS 3.

1.2 Measurement basis

The consolidated financial statements have been prepared using the historical cost convention, except for some financial instruments measured at fair value in conformity with IAS 39.

1.3 Use of judgments and estimates

The crisis which has been raging across financial markets over the last 15 months has prompted the Group to step up its risk oversight procedures and include an assessment of risk – particularly counterparty risk – in pricing its financial instruments. The Group’s estimates, business plans and discount rates used for impairment tests and for calculating provisions take into account the crisis conditions and the resulting extreme market volatility.

1.3.1 Estimates

The preparation of consolidated financial statements requires the use of estimates and assumptions to determine the value of assets and liabilities, and contingent assets and liabilities at the balance sheet date, and revenues and expenses reported during the period.

Due to uncertainties inherent in the estimation process, the Group regularly revises its estimates in light of currently available information. Final outcomes could differ from those estimates.

The main estimates used in preparing the Group’s consolidated financial statements relate chiefly to:

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measurement of the fair value of Gaz de France assets and liabilities within the scope of the business combination. Fair value is calculated based on analyses carried out by an independent appraiser;

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measurement of the recoverable amount of property, plant and equipment and intangible assets (see section 1.4.4 and 1.4.5);

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measurement of provisions, particularly for nuclear waste processing and storage, dismantling obligations, disputes, pensions and other employee benefits (see section 1.4.15);

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financial instruments (see section 1.4.11);

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un-metered revenues;

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measurement of tax loss carry-forwards assets.

1.3.1.1 Measurement of the fair value of Gaz de France assets acquired and liabilities assumed

The key assumptions used to measure the fair value of the Gaz de France assets acquired and liabilities assumed notably include values assigned to the regulated asset base for regulated activities, estimated future oil and gas prices, changes in the euro/dollar exchange rate, the market outlook for the measurement of future cash flows, and the applicable discount rate.

These assumptions reflect Management’s best estimates.

1.3.1.2 Recoverable amount of property, plant and equipment and intangible assets

The recoverable amount of goodwill, intangible assets and property, plant and equipment is based on estimates and assumptions regarding in particular the expected market outlook and future cash flows associated with the assets. Any changes in these assumptions may have a material impact on the measurement of the recoverable amount and could result in adjustments to the impairment expenses already booked.

1.3.1.3 Estimates of provisions

Parameters having a significant influence on the amount of provisions, and particularly, but not solely, those relating to nuclear power generation sites, include the timing of expenditure and the discount rate applied to cash flows, as well as the actual level of expenditure. These parameters are based on information and estimates deemed to be appropriate by the Group at the current time.

To the Group’s best knowledge, there is no information suggesting that the parameters used taken as a whole are not appropriate. Further, the Group is not aware of any developments that are likely to have a material impact on the provisions booked.

1.3.1.4 Pensions and other employee benefit obligations

Pension commitments and other employee benefit obligations are measured on the basis of actuarial assumptions. The Group considers that the assumptions used to measure its obligations are appropriate and documented. However, any changes in these assumptions may have a material impact on the resulting calculations.

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1.3.1.5 Financial instruments

To determine the fair value of financial instruments that are not listed on an active market, the Group uses valuation techniques that are based on certain assumptions. Any change in these assumptions could have a material impact on the resulting calculations.

1.3.1.6 Revenues

Revenues generated from types of customers whose energy consumption is metered during the accounting period, particularly customers supplied with low-voltage electricity or low-pressure gas, are estimated at the balance sheet date based on historical data, consumption statistics and estimated selling prices. Network sales have become more difficult to calculate since the deregulation of the Belgian energy market in view of the larger number of grid operators. The Group is allocated a certain volume of energy transiting through the networks by the grid managers. The final allocations are often only known several months down the line, which means that revenue figures are only an estimate. However, the Group has developed measuring and modeling tools allowing it to estimate revenues with a satisfactory degree of accuracy and subsequently ensure that risks of error associated with estimating quantities sold and the resulting revenues can be considered as not material. In France, delivered unbilled natural gas (“gas in the meter”) is calculated using a method factoring in average energy sale prices and historical consumption data. The average price used takes account of the category of customer and the age of the delivered unbilled “gas in the meter”. These estimates fluctuate according to the assumptions used to determine the portion of unbilled revenues at year-end.

1.3.1.7 Measurement of tax loss carry-forward assets

Deferred tax assets are recognized on tax loss carry-forwards when it is probable that taxable profit will be available against which the tax loss carry-forwards can be utilized. Estimates of taxable profits and utilizations of tax loss carry-forwards were prepared on the basis of profit and loss forecasts as included in the medium-term business plan.

1.3.2 Judgments

As well as relying on estimates, Group management also makes judgments to define the appropriate accounting policies to apply to certain activities and transactions when the effective IFRS standards and interpretations do not specifically deal with related accounting issues.

In particular, the Group exercised its judgment in determining the classification of certain Gaz de France assets and liabilities resulting from the business combination, the accounting treatment applicable to concession contracts, the classification of arrangements which contain a lease, the recognition of acquisitions of minority interests, and the identification of commodity purchase and sale “own use” contracts as defined by IAS 39.

In accordance with IAS 1, the Group’s current and non-current assets and liabilities are shown separately on the consolidated balance sheet. For most of the Group’s activities, the breakdown into current and non-current items is based on when assets are expected to be realized, or liabilities extinguished. Assets expected to be realized or liabilities extinguished within 12 months of the balance sheet date are classified as current, while all other items are classified as non-current.

1.4 Significant accounting policies

1.4.1 Scope and methods of consolidation

The consolidation methods used by the Group consist of the full consolidation method, the proportionate consolidation method and the equity method:

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subsidiaries (companies over which the Group exercises exclusive control) are fully consolidated;

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companies over which the Group exercises joint control are consolidated by the proportionate method, based on the Group’s percentage interest;

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the equity method is used for all associate companies over which the Group exercises significant influence. In accordance with this method, the Group recognizes its proportionate share of the investee’s net income or loss on a separate line of the consolidated income statement under “Share in net income of associates”.

The Group analyzes what type of control exists on a case-by-case basis, taking into account the situations illustrated in IAS 27, 28 and 31.

The special purpose entities set up in connection with the Group’s securitization programs that are controlled by the Group are consolidated in accordance with the provisions of IAS 27 concerning consolidated financial statements and the related interpretation SIC 12 concerning the consolidation of special purpose entities.

All intra-group balances and transactions are eliminated on consolidation.

A list of the main fully and proportionately consolidated companies, together with investments accounted for by the equity method, is presented in the notes to the consolidated financial statements.

1.4.2 Foreign currency translation methods

1.4.2.1 Presentation currency of the consolidated financial statements

The Group’s consolidated financial statements are presented in euros (€), which is its functional currency.

1.4.2.2 Functional currency

Functional currency is the currency of the primary economic environment in which an entity operates, which in most cases corresponds to local currency. However, certain entities may have a functional currency different from local currency when that other currency is used for an entity’s main transactions and better reflects its economic environment.

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1.4.2.3 Foreign currency transactions

Foreign currency transactions are recorded in the functional currency at the exchange rate prevailing on the date of the transaction. At each balance sheet date:

•

monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. The related translation gains and losses are recorded in the consolidated statement of income for the year to which they relate;

•

non-monetary assets and liabilities denominated in foreign currencies are recognized at the historical cost applicable at the date of the transaction.

1.4.2.4 Translation of the financial statements of subsidiaries with a functional currency other than the euro (the presentation currency)

The balance sheets of these subsidiaries are translated into euros at the official year-end exchange rates. Income statement and cash flow statement items are translated using the average exchange rate for the year. Any differences arising from the translation of the financial statements of these subsidiaries are recorded under “Cumulative translation differences” within equity.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are classified as assets and liabilities of those foreign entities and are therefore denominated in the functional currencies of the entities and translated at the year-end exchange rate.

Translation differences previously recorded under equity are taken to the consolidated income statement on the disposal of a foreign entity.

1.4.3 Business combinations

For business combinations carried out since January 1, 2004, the Group applies the purchase method as defined in IFRS 3, which consists in recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair values at the acquisition date.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree; plus any costs directly attributable to the business combination. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably.

The Group may recognize any adjustments to provisional values as a result of completing the initial accounting of a business combination within 12 months of the acquisition date.

1.4.4 Intangible assets

Intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

1.4.4.1 Goodwill

Recognition of goodwill

Goodwill represents the excess of the cost of a business combination (acquisition price of shares plus any costs directly attributable to the business combination) over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities recognized at the acquisition date (except if the business combination is achieved in stages).

For a business combination achieved in stages – i.e., where the Group acquires a subsidiary through successive share purchases – the amount of goodwill is determined for each exchange transaction separately based on the fair values of the acquiree’s identifiable assets, liabilities and contingent liabilities at the date of each exchange transaction. Any difference arising from the application of these fair values to the Group’s existing interest and to minority interests is a revaluation and is therefore recognized in equity.

In the absence of specific IFRS guidance addressing acquisitions of minority interests, the Group continues not to recognize any additional fair value adjustments to identifiable assets and liabilities when it acquires additional shares in a subsidiary that is already fully consolidated. In such a case, the additional goodwill corresponds to the excess of the acquisition price of the additional shares purchased over the Group’s additional interest in the net assets of the company concerned.

If the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of the business combination, the excess is recognized immediately in the consolidated income statement.

Goodwill relating to associate companies is recorded under “Investments in associates”.

Measurement of goodwill

Goodwill is not amortized but tested for impairment each year, or more frequently where an indication of impairment is identified. Impairment tests are carried out at the level of cash-generating units (CGUs) which constitute groups of assets generating cash inflows that are largely independent of the cash inflows from other cash-generating units.

The methods used to carry out these impairment tests are described in section 1.4.8 “Recoverable amount of property, plant and equipment and intangible assets”.

Impairment losses in relation to goodwill cannot be reversed and are shown under “Impairment” in the consolidated income statement.

Impairment losses on goodwill relating to associate companies are reported under “Share in net income of associates”.

1.4.4.2 Other intangible assets

Development costs

Research costs are expensed as incurred.

Development costs are capitalized when the asset recognition criteria set out in IAS 38 are met. Capitalized development costs are amortized over the useful life of the intangible asset recognized. In view of the Group’s activities, capitalized development costs are not material.

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Other internally-generated or acquired intangible assets

Other intangible assets include mainly:

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amounts paid or payable as consideration for rights relating to concession contracts or public service contracts;

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customer portfolios acquired on business combinations;

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power station capacity rights: the Group helped finance the construction of certain nuclear power stations operated by third parties and in consideration received the right to purchase a share of the production over the useful life of the assets. These rights are amortized over the useful life of the underlying assets, not to exceed 40 years;

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surface and underground water drawing rights, which are not amortized as they are granted indefinitely;

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concession assets;

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the GDF Gaz de France brand and gas supply contracts acquired as part of the business combination with Gaz de France in 2008.

Intangible assets are amortized on a straight-line basis over the following useful lives (in years):

	Useful life
	Minimum	Maximum
Concession rights	10	65
Customer portfolios	10	40
Other intangible assets	1	40

Some intangible assets with an indefinite useful life such as trademarks and water drawing rights are not amortized.

1.4.5 Property, plant and equipment

1.4.5.1 Initial recognition and subsequent measurement

Items of property, plant and equipment are recognized at historical cost less any accumulated depreciation and any accumulated impairment losses.

The carrying amount of these items is not revalued as the Group has elected not to apply the allowed alternative method, which consists of regularly revaluing one or more categories of property, plant and equipment.

Investment subsidies are deducted from the gross value of the assets concerned.

In accordance with IAS 16, the initial cost of the item of property, plant and equipment includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when the entity has a present legal or constructive obligation to dismantle the item or restore the site. A corresponding provision for this obligation is recorded for the amount of the asset component.

Property, plant and equipment acquired under finance leases is carried in the consolidated balance sheet at the lower of market value and the present value of the related minimum lease payments. The corresponding liability is recognized under borrowings. These assets are depreciated using the same methods and useful lives as set out below.

The Group applies IAS 23 as amended, whereby borrowing costs that are directly attributable to the construction of the qualifying asset are capitalized as part of the cost of that asset.

Cushion gas

“Cushion” gas injected into underground storage facilities is essential for ensuring that reservoirs can be operated effectively, and is therefore inseparable from these reservoirs. Unlike “working” gas which is included in inventories, cushion gas is reported in property, plant and equipment. It is measured at average purchase price regardless of its source, plus regasification, transportation and injection costs.

1.4.5.2 Depreciation

In accordance with the components approach, each significant component of an item of property, plant and equipment with a different useful life from that of the main asset to which it relates is depreciated separately over its own useful life.

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Property, plant and equipment is depreciated using the straight-line method over the following useful lives:

Main depreciation periods (years)	Minimum	Maximum
Plant and equipment
• Energy
Storage - Production - Transport - Distribution	5	60
Installation - Maintenance	3	10
Hydraulic plants and equipments	20	65
• Environment	2	70
Other property, plant and equipment	2	33

The range of useful lives is due to the diversity of the assets in each category. The minimum periods relate to smaller equipment and furniture, while the maximum periods concern network infrastructures and storage facilities. In accordance with the law of January 31, 2003 adopted by the Belgian Chamber of Representatives with respect to the gradual phase-out of nuclear energy for the industrial production of electricity, the useful lives of nuclear power stations were reviewed and adjusted prospectively to 40 years as from 2003.

Fixtures and fittings relating to the hydro plant operated by the Group are depreciated over the shorter of the contract term and useful life of the assets, taking into account the renewal of the concession period if such renewal is considered to be reasonably certain.

Cushion gas is depreciated on a straight-line basis over a period of 60 years.

1.4.6 Assets relating to the exploration and production of mineral resources

The Group applies IFRS 6 – Exploration for and Evaluation of Mineral Resources.

Geological and geophysical costs are expensed in the year in which they are incurred.

Exploration costs are recognized as construction-in-progress before the confirmation of the technical feasibility and commercial viability of extracting resources. Exploratory drilling costs are initially capitalized when the following two conditions are met:

•

there has been sufficient reserves found to justify completion as a producing well if the required capital expenditure is made;

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the Group has made significant progress in determining that reserves exist and that the project is technically viable. This progress is assessed based on criteria such as whether the any additional exploratory work (drilling, seismic studies or other significant surveys) is underway or firmly planned for the near future. Progress is also assessed based on any expenses incurred in conducting development studies and on the fact that the Group may be required to wait for the relevant government or third party authorizations for the project, or for available transport capacity or treatment capacity at existing facilities.

In accordance with the “successful efforts” method, when the exploratory phase has resulted in proved, commercially viable reserves, the related costs are reported in property, plant and equipment and depreciated over the period during which the reserves are extracted. Otherwise, the costs are expensed as incurred.

Depreciation begins when the oil field is brought into production.

Production assets including site rehabilitation costs are depreciated using the unit of production method (UOP) in proportion to the depletion of the oil field, and based on proven developed reserves.

1.4.7 Concession Arrangements

SIC 29, Disclosure – Service Concession Arrangements was published in May 2001 and prescribes the information that should be disclosed in the notes to the financial statements of a concession grantor and a concession operator.

Treatment of concessions under IFRIC 12

On November 30, 2006, the IFRIC published IFRIC 12 – Service Concession Arrangements, which deals with the accounting treatment to be applied by the concession operator in respect of certain concession arrangements. The Group decided to early adopt the provisions of this interpretation, which came into force in 2008.

These interpretations set out the common features of concession arrangements:

•

concession arrangements involve the provision of a public service and the management of associated infrastructure, together with specific capital renewal and replacement obligations;

•

the grantor is contractually obliged to offer these services to the public (this criterion must be met for the arrangement to qualify as a concession);

•

the operator is responsible for at least some of the management of the infrastructure and does not merely act as an agent on behalf of the grantor;

•

the contract sets the initial prices to be levied by the operator and regulates price revisions over the concession period.

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For a concession arrangement to fall within the scope of IFRIC 12, usage of the infrastructure must be controlled by the concession grantor. This requirement is met when:

•

the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

•

the grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

Under IFRIC 12, the operator’s rights over infrastructure operated under concession arrangements should be accounted for based on the party responsible for payment; accordingly:

•

the “intangible asset” model is applied when the concession operator has the right to charge for use of the public sector asset, and when users have primary responsibility to pay the operator for the services;

•

and the “financial asset” model is applied when the concession operator has an unconditional right to receive cash or another financial asset, either directly from the grantor or indirectly by means of a guarantee provided by the grantor for amounts receivable from users of the public sector asset (for example, via a contractually guaranteed internal rate of return), or in other words, when the grantor is primarily responsible for payment.

“Primary responsibility” signifies that while the identity of the payer of the services is not an essential criterion, the person ultimately responsible for payment should be identified.

In cases where the local authority pays the Group but merely acts as an intermediary fee collector and does not guarantee the amounts receivable (“pass through arrangement”), the intangible asset model should be used to account for the concession since the users are, in substance, primarily responsible for payment.

However, where the users pay the Group, but the local authority guarantees the amounts that will be paid over the term of the contract (e.g., via a guaranteed internal rate of return), the financial asset model should be used to account for the concession infrastructure, since the local authority is, in substance, primarily responsible for payment. In practice, the financial asset model is mainly used to account for BOT (Build, Operate and Transfer) contracts entered into with local authorities for public services such as wastewater treatment and household waste incineration.

Pursuant to these principles:

•

infrastructure to which the operator is given access by the grantor of the concession at no consideration is not recognized in the consolidated balance sheet;

•

start-up capital expenditure is recognized as follows:

-

under the intangible asset model, the fair value of construction and other work on the infrastructure represents the cost of the intangible asset and should be recognized when the infrastructure is built provided that this work is expected to generate future economic benefits (e.g., the case of work carried out to extend the network). Where no such economic benefits are expected, the present value of commitments in respect of construction and other work on the infrastructure is recognized from the outset, with a corresponding adjustment to concession liabilities,

-

under the financial asset model, the amount receivable from the grantor is recognized at the time the infrastructure is built, at the fair value of the construction and other work carried out,

-

when the grantor has a payment obligation for only part of the investment, the cost is recognized in financial assets for the amount guaranteed by the grantor, with the balance included in intangible assets (“mixed model”).

Renewal costs consist of obligations under concession arrangements with potentially different terms and conditions (obligation to restore the site, renewal plan, tracking account, etc.).

Renewal costs are recognized as either (i) intangible or financial assets depending on the applicable model when the costs are expected to generate future economic benefits (i.e., they bring about an improvement); or (ii) expenses, where no such benefits are expected to be generated (i.e., the infrastructure is restored to its original condition).

Costs incurred to restore the asset to its original condition are recognized as a renewal asset or liability when there is a timing difference between the contractual obligation calculated on a time proportion basis, and its realization.

The costs are calculated on a case-by-case basis based on the obligations associated with each arrangement.

Other concessions

Concession infrastructures that does not meet the requirements of IFRIC 12 are presented as property, plant and equipment.

This is the case of the distribution of gas in France. The related assets are recognized in accordance with IAS 16, since GrDF operates its network under long-term concession arrangements which are, for most of them, renewed upon expiry pursuant to French law no. 46-628 of April 8, 1946.

1.4.8 Impairment of property, plant and equipment and intangible assets

In accordance with IAS 36, impairment tests are carried out on items of property, plant and equipment and intangible assets where there is an indication that the assets may be impaired. Such indications may be based on events or changes in the market environment, or on internal sources of information. Intangible assets that are not amortized are tested for impairment annually.

Impairment indicators

Property, plant and equipment and intangible assets with finite useful lives are only tested for impairment when there is an indication that they may be impaired. This is generally the result of significant changes to the environment in which the assets are operated or when economic performance is worse than expected.

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The main impairment indicators used by the Group are described below.

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external sources of information:

-

significant changes in the economic, technological, political or market environment in which the entity operates or to which an asset is dedicated,

-

fall in demand,

-

changes in energy prices and US dollar exchange rates,

-

carrying amount of an asset exceeding its regulated asset base;

•

internal sources of information:

-

evidence of obsolescence or physical damage not budgeted for in the depreciation/amortization schedule,

-

worse-than-expected performance,

-

fall in resources for Exploration & Production activities.

Impairment

Items of property, plant and equipment and intangible assets are tested for impairment at the level of the individual asset or cash-generating unit (CGU) as appropriate, determined in accordance with IAS 36. If the recoverable amount of an asset is lower than its carrying amount, the carrying amount is written down to the recoverable amount by recording an impairment loss. Upon recognition of an impairment loss, the depreciable amount – and possibly the useful life – of the assets concerned is revised.

Impairment losses recorded in relation to property, plant and equipment or intangible assets may be subsequently reversed if the recoverable amount of the assets is once again higher than their carrying value. The increased carrying amount of an item of property, plant or equipment attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined (net of depreciation/amortization) had no impairment loss been recognized in prior periods.

Measurement of recoverable amount

In order to review the recoverable amount of property, plant and equipment and intangible assets, the assets are grouped, where appropriate, into cash-generating units (CGUs) and the carrying amount of each unit is compared with its recoverable amount.

For operating entities which the Group intends to hold on a long-term and going concern basis, the recoverable amount of an asset corresponds to the higher of its fair value less costs to sell and its value in use. Value in use is primarily determined based on the present value of future operating cash flows and a terminal value. Standard valuation techniques are used based on the following main economic data:

•

discount rates based on the specific characteristics of the operating entities concerned;

•

terminal values in line with the available market data specific to the operating segments concerned and growth rates associated with these terminal values, not to exceed the inflation rate.

Discount rates are determined on a post-tax basis and applied to post-tax cash flows. The recoverable amounts calculated on the basis of these discount rates are the same as the amounts obtained by applying the pre-tax discount rates to cash flows estimated on a pre-tax basis, as required by IAS 36.

For operating entities which the Group has decided to sell, the related carrying amount of the assets concerned is written down to estimated market value less costs of disposal. Where negotiations are ongoing, this value is determined based on the best estimate of their outcome as of the balance sheet date.

In the event of a decline in value, the impairment loss is recorded in the consolidated income statement under “Impairment”.

1.4.9 Leases

The Group holds assets for its various activities under lease contracts.

These leases are analyzed based on the situations and indicators set out in IAS 17 in order to determine whether they constitute operating leases or finance leases.

A finance lease is defined as a lease which transfers substantially all the risks and rewards incidental to the ownership of the related asset to the lessee. All leases which do not comply with the definition of a finance lease are classified as operating leases.

The following main factors are considered by the Group to assess if a lease transfers substantially all the risks and rewards incidental to ownership: whether (i) the lessor transfers ownership of the asset to the lessee by the end of the lease term; (ii) the lessee has an option to purchase the asset and if so, the conditions applicable to exercising that option; (iii) the lease term is for the major part of the economic life of the asset; (iv) the asset is of a highly specialized nature; and (v) the present value of minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

1.4.9.1 Accounting for finance leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.

1.4.9.2 Accounting for operating leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term.

1.4.9.3 Accounting for arrangements that contain a lease

IFRIC 4 deals with the identification of services and take-or-pay sales or purchasing contracts that do not take the legal form of a lease but convey rights to customers/suppliers to use an asset or a group of assets in return for a payment or a series of fixed payments. Contracts meeting these criteria should be identified as either operating leases or finance leases. In the latter case, a finance receivable should be recognized to reflect the financing deemed to be granted by the Group where it is considered as acting as lessor and its customers as lessees.

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The Group is concerned by this interpretation mainly with respect to:

•

some energy purchase and sale contracts, particularly where the contract conveys to the purchaser of the energy an exclusive right to use a production asset;

•

certain contracts with industrial customers relating to assets held by the Group.

1.4.10 Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value corresponds to the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories is determined based on the first-in, first-out method or the weighted average cost formula.

Nuclear fuel purchased is consumed in the process of producing electricity over a number of years. The consumption of this nuclear fuel inventory is recorded based on estimates of the quantity of electricity produced per unit of fuel.

Gas inventories

Gas injected into underground storage facilities includes working gas which can be withdrawn without adversely affecting the operation of the reservoir, and cushion gas which is inseparable from the reservoirs and essential for their operation (see section 1.4.5 concerning property, plant and equipment).

Working gas is classified in inventory and measured at average purchase cost upon entering the transportation network regardless of its source, including any regasification costs.

Group inventory outflows are valued using the weighted average unit cost method.

An impairment loss is recognized when the net realizable value of inventories, representing the selling price less costs directly and indirectly attributable to distribution, is lower than their weighted average cost.

Greenhouse gas emissions rights

Under European Directive 2003/87/EC establishing a greenhouse gas (GHG) emissions allowance trading scheme within the European Union, several of the Group’s industrial sites were granted GHG emission rights free of charge. Under the Directive, each year the sites concerned have to surrender a number of allowances equal to the total emissions from the installations during the previous calendar year. Therefore, the Group may have to purchase emissions allowances on pollution rights markets in order to cover any shortfall in the allowances required for surrender.

As there are no specific rules under IFRS dealing with the accounting treatment of GHG emissions allowances, the Group decided to apply the following principles:

•

emission rights are classified as inventories, as they are consumed in the production process;

•

emission rights granted free of charge are recorded in the balance sheet at a value of nil;

•

emission rights purchased on the market are recognized at acquisition cost.

The Group records a liability at year-end in the event that it does not have enough emission rights to cover its GHG emissions during the period. This liability is measured at the market value of the allowances required to meet its obligations at year-end.

1.4.11 Financial instruments

Financial instruments are recognized and measured in accordance with IAS 32 and IAS 39.

1.4.11.1 Financial assets

Financial assets comprise available-for-sale securities, loans and receivables carried at amortized cost including trade and other receivables, and financial assets measured at fair value through income, including derivative financial instruments.

Available-for-sale securities

“Available-for-sale securities” include the Group’s investments in non-consolidated companies and equity or debt instruments that do not satisfy the criteria for classification in another category (see below).

These items are measured at fair value on initial recognition, which generally corresponds to the acquisition cost plus transaction costs.

At each balance sheet date, available-for-sale securities are measured at fair value. For listed companies, fair value is determined based on the quoted market price at the balance sheet date. For unlisted companies, fair value is measured based on standard valuation techniques (reference to similar recent transactions, discounted future cash flows, etc.).

Changes in fair value are recorded directly in equity, except when the decline in the value of the investment below its historical acquisition cost is judged significant or prolonged enough to require an impairment if needed. In this case, the loss is recognized in income under “Impairment”. Only impairment losses recognized on debt instruments (debt securities/bonds) may be reversed through income.

Loans and receivables at amortized cost

This item primarily includes loans and advances to associates or non-consolidated companies, and guarantee deposits.

On initial recognition, these loans and receivables are recorded at fair value plus transaction costs. At each balance sheet date, they are measured at amortized cost using the effective interest rate method.

On initial recognition, trade and other receivables are recorded at fair value, which generally corresponds to their nominal value.

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Impairment losses are recorded based on the estimated risk of non-recovery. This item also includes amounts due from customers under construction contracts.

Financial assets at fair value through income

These financial assets meet the qualification or designation criteria set out in IAS 39.

This item mainly includes trading securities and short-term investments which do not meet the criteria for classification as cash or cash equivalents (see section 1.4.12). The financial assets are measured at fair value at the balance sheet date and changes in fair value are recorded in the consolidated income statement.

1.4.11.2 Financial liabilities

Financial liabilities include borrowings, trade and other payables, derivative financial instruments, capital renewal and replacement obligations and other financial liabilities.

Financial liabilities are broken down into current and non-current liabilities in the consolidated balance sheet. Current financial liabilities primarily comprise:

•

financial liabilities with a settlement or maturity date within 12 months of the balance sheet date;

•

financial liabilities in respect of which the Group does not have an unconditional right to defer settlement for at least 12 months after the balance sheet date;

•

financial liabilities held primarily for trading purposes;

•

derivative financial instruments qualifying as fair value hedges where the underlying is classified as a current item;

•

all commodity trading derivatives not qualifying as hedges.

Measurement of borrowings and other financial liabilities

Borrowings and other financial liabilities are measured at amortized cost using the effective interest rate method.

On initial recognition, any issue or redemption premiums and discounts and issuing costs are added to/deducted from the nominal value of the borrowings concerned. These items are taken into account when calculating the effective interest rate and are therefore recorded in the consolidated income statement over the life of the borrowings using the amortized cost method.

As regards structured debt instruments that do not have an equity component, the Group may be required to separate an “embedded” derivative instrument from its host contract. The conditions under which these instruments must be separated are detailed below. When an embedded derivative is separated from its host contract, the initial carrying amount of the structured instrument is broken down into an embedded derivative component, corresponding to the fair value of the embedded derivative, and a financial liability component, corresponding to the difference between the amount of the issue and the fair value of the embedded derivative. The separation of components upon initial recognition does not give rise to any gains or losses.

The debt is subsequently recorded at amortized cost using the effective interest method, while the derivative is measured at fair value, with changes in fair value taken to income.

Put options on minority stakes

Other financial liabilities primarily include put options granted by the Group to minority interests.

As no specific guidance is provided by IFRS, the Group has adopted the following accounting treatment for these commitments:

•

when the put option is initially granted, the present value of the exercise price is recognized as a financial liability, with a corresponding reduction in minority interests. When the value of the put option is greater than the carrying amount of the minority interests, the difference is recognized as goodwill;

•

at each balance sheet date, the amount of the financial liability is revised and any changes in the amount are recorded with a corresponding adjustment to goodwill;

•

payments of dividends to minority interests result in an increase in goodwill;

•

in the consolidated income statement, minority interests are allocated their share in income. In the consolidated balance sheet, the share in income allocated to minority interests reduces the carrying amount of goodwill. No finance costs are recognized in respect of changes in the fair value of liabilities recognized against goodwill.

In the case of a fixed-price put, the liability corresponds to the present value of the exercise price.

In the case of a fair value or variable-price put, the liability is measured based on estimates of the fair value at the consolidated balance sheet date or contractual conditions applicable to the exercise price based on the latest available information.

The difference between the amount of the liability and the amount of minority interests is allocated in full to goodwill, with no adjustment to fair value, in line with the method used by the Group to account for acquisitions of minority interests.

1.4.11.3 Derivatives and hedge accounting

The Group uses financial instruments to manage and reduce its exposure to market risks arising from fluctuations in interest rates, foreign currency exchange rates and commodity prices, mainly for gas and electricity. Use of derivative instruments is governed by a Group policy for managing interest rate, currency and commodity risks.

Definition and scope of derivative financial instruments

Derivative financial instruments are contracts: (i) whose value changes in response to the change in one or more observable variables; (ii) that do not require any material initial net investment; and (iii) that are settled at a future date.

Derivative instruments therefore include swaps, options, futures and swaptions, as well as forward commitments to purchase or sell listed and unlisted securities, and firm commitments or options to purchase or sell non-financial assets that involve physical delivery of the underlying.

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For purchases and sales of electricity and natural gas, the Group systematically analyzes whether the contract was entered into in the “normal” course of operations and therefore falls outside the scope of IAS 39. This analysis consists firstly of demonstrating that the contract is entered into and held for the purpose of making or taking physical delivery of the commodity in accordance with the Group’s expected purchase, sale or usage requirements.

The second step is to demonstrate that:

•

the Group has no practice of settling similar contracts on a net basis. In particular, forward purchases or sales with physical delivery of the underlying that are carried out with the sole purpose of balancing Group energy volumes are not considered by the Group as contracts that are settled net;

•

the contract is not negotiated with the aim of realizing financial arbitration;

•

the contract is not equivalent to a written option. In particular, in the case of electricity sales allowing the buyer a certain degree of flexibility concerning the volumes delivered, the Group distinguishes between contracts that are equivalent to capacity sales – considered as transactions falling within the scope of ordinary operations – and those that are equivalent to written financial options, which are accounted for as derivative financial instruments.

Only contracts that meet all of the above conditions are considered as falling outside the scope of IAS 39. Adequate specific documentation is compiled to support this analysis.

Embedded derivatives

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract – with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.

The main Group contracts that may contain embedded derivatives are contracts with clauses or options affecting the contract price, volume or maturity. This is the case primarily with contracts for the purchase or sale of non-financial assets, whose price is revised based on an index, the exchange rate of a foreign currency or the price of an asset other than the contract’s underlying.

Embedded derivatives are separated from the host contract and accounted for as derivatives when:

•

the host contract is not a financial instrument measured at fair value through income;

•

if separated from the host contract, the embedded derivative fulfills the criteria for classification as a derivative instrument (existence of an underlying, no material initial net investment, settlement at a future date); and

•

its characteristics are not closely related to those of the host contract. The analysis of whether or not the characteristics of the derivative are “closely related” to the host contract is made when the contract is signed.

Embedded derivatives that are separated from the host contract are recognized in the consolidated balance sheet at fair value, with changes in fair value recognized in income (except when the embedded derivative is part of a designated hedging relationship).

Hedging instruments: recognition and presentation

Derivative instruments qualifying as hedging instruments are recognized in the consolidated balance sheet and measured at fair value. However, their accounting treatment varies according to whether they are classified as:

•

a fair value hedge of an asset or liability;

•

a cash flow hedge;

•

a hedge of a net investment in a foreign operation.

Fair value hedges

A fair value hedge is defined as a hedge of the exposure to changes in fair value of a recognized asset or liability, such as a fixed-rate loan or borrowing, or of assets, liabilities or an unrecognized firm commitment denominated in a foreign currency.

The gain or loss from remeasuring the hedging instrument at fair value is recognized in income. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is also recognized in income even if the hedged item is in a category in respect of which changes in fair value are recognized through equity. These two adjustments are presented net in the consolidated income statement, with the net effect corresponding to the ineffective portion of the hedge.

Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows that could affect the Group’s income. The hedged cash flows may be attributable to a particular risk associated with a recognized financial or non-financial asset or a highly probable forecast transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are reclassified to the consolidated income statement, under the same caption as the loss or gain on the hedged item – i.e., current operating income for operating cash flows and financial income or expenses for other cash flows – in the same periods in which the hedged cash flows affect income.

If the hedging relationship is discontinued, in particular because the hedge is no longer considered effective, the cumulative gain or loss on the hedging instrument remains separately recognized in equity until the forecast transaction occurs. However, if a forecast transaction is no longer probable, the cumulative gain or loss on the hedging instrument is recognized in income.

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Hedge of a net investment in a foreign operation

In the same way as for a cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge of the currency risk is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are transferred to the consolidated income statement when the investment is sold.

Identification and documentation of hedging relationships

The hedging instruments and hedged items are designated at the inception of the hedging relationship. The hedging relationship is formally documented in each case, specifying the hedging strategy, the hedged risk and the method used to assess hedge effectiveness. Only derivative contracts entered into with external counterparties are considered as being eligible for hedge accounting.

Hedge effectiveness is assessed and documented at the inception of the hedging relationship and on an ongoing basis throughout the periods for which the hedge was designated. Hedges are considered to be effective when changes in fair value or cash flows between the hedging instrument and the hedged item are offset within a range of 80%-125%.

Hedge effectiveness is demonstrated both prospectively and retrospectively using various methods, based mainly on a comparison between changes in the fair value or cash flows between the hedging instrument and the hedged item. Methods based on an analysis of statistical correlations between historical price data are also used.

1.4.11.4 Derivative instruments not qualifying for hedge accounting: recognition and presentation

These items mainly concern derivative financial instruments used in economic hedges that have not been – or are no longer – documented as hedging relationships for accounting purposes.

When a derivative financial instrument does not qualify or no longer qualifies for hedge accounting, changes in fair value are recognized directly in income, under “Mark-to-market” or “Mark-to-market on commodity contracts other than trading instruments” in current operating income for derivative instruments with non-financial assets as the underlying, and in financial income or expenses for currency, interest rate and equity derivatives.

Derivative instruments used by the Group in connection with proprietary energy trading activities and energy trading on behalf of customers and other derivatives expiring in less than 12 months are recognized in the consolidated balance sheet in current assets and liabilities, while derivatives expiring after this period are classified as non-current items.

Fair value measurement

The fair value of listed instruments is determined by reference to the market price. The fair value of financial instruments not listed on an active market is based on the market value of listed instruments of a similar nature and maturity.

The fair value of other unlisted financial instruments for which there is no active market is determined based on valuation techniques such as option pricing models or the discounted cash flow method.

These models take into account assumptions based on market inputs:

•

the fair value of interest rate swaps is calculated based on the present value of future cash flows;

•

the fair value of forward foreign exchange contracts and currency swaps is calculated by reference to current prices for contracts with similar maturities by discounting the future cash flow spread (difference between the forward exchange rate under the contract and the forward exchange rate recalculated in line with the new market conditions applicable to the nominal amount);

•

the fair value of currency and interest rate options is calculated using option pricing models;

•

commodity derivatives contracts are valued by reference to listed market prices based on the present value of future cash flows (commodity swaps or commodity forwards) or option pricing models (options), which may factor in market price volatility. Contracts with maturities exceeding the depth of transactions for which prices are observable, or which are particularly complex, may be valued based on internal assumptions;

•

exceptionally, for complex contracts negotiated with independent financial institutions, the Group uses the values established by its counterparties.

1.4.12 Cash and cash equivalents

These items include cash equivalents as well as short-term investments that are considered to be readily convertible into a known amount of cash and where the risk of a change in their value is deemed to be negligible based on the criteria set out in IAS 7.

Bank overdrafts are not included in the calculation of cash and cash equivalents and are recorded under “Short-term borrowings”.

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1.4.13 Treasury shares

Treasury shares are recognized at cost and deducted from equity. Gains and losses on disposals of treasury shares are recorded directly in equity and do not therefore impact income for the period.

1.4.14 Share-based payment

Under IFRS 2, share-based payments made in consideration for services provided are recognized as personnel costs. These services are measured at the fair value of the instruments awarded.

Share-based payments may involve equity-settled or cash-settled instruments.

Equity-settled instruments

1.4.14.1 Stock option plans

Options granted by the Group to its employees are measured at the grant date using a binomial pricing model, which takes into account the characteristics of the plan concerned (exercise price, exercise period), market data at the time of grant (risk-free rate, share price, volatility, expected dividends), and a behavioral assumption in relation to beneficiaries. The value determined is recorded in personnel costs over the vesting period, offset through equity.

1.4.14.2 Shares granted to employees

The fair value of bonus share plans is estimated by reference to the share price at the grant date, taking into account the fact that no dividends are payable over the vesting period, and based on the estimated turnover rate for the employees concerned and the probability that the Group will meet its performance targets. The fair value measurement also takes into account the non-transferability period associated with these instruments. The cost of shares granted to employees is expensed over the vesting period of the rights and offset against equity.

1.4.14.3 Employee share purchase plans

The Group’s corporate savings plans enable employees to subscribe to shares at a lower-than-market price. The fair value of instruments awarded under employee share purchase plans is estimated at the grant date based on this discount awarded to employees and non-transferability period applicable to the shares subscribed. The cost of employee share purchase plans is recognized in full and offset against equity.

Cash-settled instruments

In some countries where local legislation prevents the Group from offering employee share purchase plans, the instruments awarded consist of share appreciation rights (SARs). SARs are settled in cash. Their fair value is expensed over the vesting period of the rights, with an offsetting entry recorded in employee-related liabilities.

Changes in the fair value of the liability is taken to income for each period.

1.4.15 Provisions

1.4.15.1 Provisions for post-employment benefit obligations and other long-term employee benefits

Depending on the laws and practices in force in the countries where GDF SUEZ operates, Group companies have obligations in terms of pensions, early retirement payments, retirement bonuses and other benefit plans. Such obligations generally apply to all of the employees within the companies concerned.

The Group’s obligations in relation to pensions and other employee benefits are recognized and measured in compliance with IAS 19. Accordingly:

•

the cost of defined contribution plans is expensed based on the amount of contributions payable in the period;

•

the Group’s obligations concerning pensions and other employee benefits payable under defined benefit plans are assessed on an actuarial basis using the projected unit credit method. These calculations are based on assumptions relating to mortality, staff turnover and estimated future salary increases, as well as the economic conditions specific to each country or subsidiary of the Group. Discount rates are determined by reference to the yield, at the measurement date, on high-quality corporate bonds in the related geographical area (or on government bonds in countries where no representative market for such corporate bonds exists).

Provisions are recorded when commitments under these plans less the unrecognized past service cost exceed the fair value of plan assets. Where the value of plan assets (capped where appropriate) is greater than the related commitments, the surplus is recorded as an asset under “Other current assets” or “Other non-current assets”.

As regards post-employment benefit obligations, the Group has elected to use the option available under IAS 19 and to discontinue the corridor method.

Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments are henceforth recognized directly in equity and are shown in a statement of recognized income and expense (SORIE). Where appropriate, adjustments resulting from applying the asset ceiling to net assets relating to overfunded plans are treated in a similar way.

However, actuarial gains and losses on other long-term benefits such as long-service awards, continue to be recognized immediately in income.

The interest cost in respect of pensions and other employee benefit obligations is presented as a financial expense.

1.4.15.2 Other provisions

The Group records a provision where it has a present obligation (legal or constructive), the settlement of which is expected to result in an outflow of resources embodying economic benefits with no corresponding consideration in return.

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A provision for restructuring costs is recorded when the general criteria for setting up a provision are met, i.e., when the Group has a detailed formal plan relating to the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Provisions with a maturity of over 12 months are discounted when the effect of discounting is material. The Group’s main long-term provisions are provisions for nuclear waste reprocessing and storage, provisions for dismantling facilities and provisions for site restoration costs. The discount rate (or rates) used reflect current market assessments of the time value of money and the risks specific to the liability concerned. Expenses corresponding to the reversal of discounting adjustments to long-term provisions are recorded under other financial income and expenses.

A provision is recognized when the Group has a present legal or constructive obligation to dismantle facilities or to restore a site. An asset is recorded simultaneously by including this dismantling obligation in the carrying amount of the facilities concerned. Adjustments to the provision due to subsequent changes in the expected outflow of resources, the dismantling date or the discount rate are deducted from or added to the cost of the corresponding asset in a symmetrical manner. The impacts of unwinding the discount are recognized in expenses for the period.

1.4.16 Revenues

Group revenues (as defined by IAS 18), are mainly generated from the following:

•

energy sales;

•

rendering of services;

•

lease and construction contracts.

Revenues on sales of goods are recognized on delivery, i.e., when the significant risks and rewards of ownership are transferred to the buyer. For services and construction contracts, revenues are recognized using the percentage-of-completion method. In both cases, revenues are recognized solely when the transaction price is fixed or can be reliably determined and the recovery of the amounts due is probable.

Revenues are measured at the fair value of the consideration received or receivable. Where deferred payment has a material impact on the measurement of the fair value of this consideration, this is taken into account by discounting future receipts.

1.4.16.1 Energy sales

These revenues primarily include sales of electricity and gas, transport and distribution fees relating to services such as electricity and gas distribution network maintenance, and heating network sales.

They are recognized when a formal contract is signed with the other party to the transaction.

Part of the price received by the Group under certain long-term energy sales contracts is fixed, rather than being based on volumes. The fixed amount changes over the term of the contract. In accordance with IAS 18, revenues from these contracts are recognized on a straight-line basis because, in substance, the fair value of the services rendered does not vary from one period to the next.

In accordance with IAS 1 and IAS 18, both proprietary energy trading transactions and energy trading carried out on behalf of customers are recorded within “Revenues” after netting off sales and purchases. Under the same principle, when sale contracts are offset by similar purchase contracts, or if the sale contracts are entered into as part of an offset strategy, the contribution of operational energy trading activities (wholesale or arbitrage) relating to assets, aimed at optimizing production assets and fuel purchase/energy sale portfolios, is recognized in revenues based on the net amount.

1.4.16.2 Rendering of services

Environment

Water

Revenues generated by water distribution are recognized based on volumes delivered to customers, either specifically metered and invoiced or estimated based on the output of the supply networks.

For sanitation services and wastewater treatment, either the price of the services is included in the water distribution invoice or it is specifically invoiced to the local authority or industrial customer concerned.

Commission fees received from the grantors of concessions are recorded as revenues.

Waste services

Revenues arising from waste collection are generally recognized based on the tonnage collected and the service provided by the operator.

Revenues from other forms of treatment (principally sorting and incineration) are recognized based on volumes processed by the operator and the incidental revenues generated by recycling and reuse, such as the sale of paper, cardboard, glass, metals and plastics for sorting centers, and the sale of electricity and heat for incinerators.

Energy services

These revenues relate mainly to installation, maintenance and energy services, and are recognized in accordance with IAS 18, which requires services to be accounted for on a percentage-of-completion basis.

1.4.16.3 Lease and construction contracts

Revenues from construction contracts are determined using the percentage-of-completion method and more generally according to the provisions of IAS 11. Depending on the contract concerned, the stage of completion may be determined either based on the proportion that costs incurred to date bear to the estimated total costs of the transaction, or on the physical progress of the contract based on factors such as contractually defined stages.

Revenues also include revenues from financial concession assets (IFRIC 12) and lease receivables (IFRIC 4).

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1.4.17 Current operating income

Current operating income is an indicator used by the Group to present “a level of operational performance that can be used as part of an approach to forecast recurring performance”. This complies with CNC Recommendation 2004-R02 on the income statement, cash flow statement, and statement of changes in equity. Current operating income is a sub-total which helps management to better understand the Group’s performance because it excludes elements which are inherently difficult to predict due to their unusual, irregular or non-recurring nature. For GDF SUEZ, such elements relate to asset impairments and disposals, restructuring costs and mark-to-market on commodity contracts other than trading instruments, which are defined as follows:

•

impairment includes impairment losses on non-current assets;

•

disposals of assets include capital gains and losses on disposals of non-current assets, consolidated companies and available-for-sale securities;

•

restructuring costs concern costs corresponding to a restructuring program planned and controlled by management that materially changes either the scope of a business undertaken by the entity, or the manner in which that business is conducted, based on the criteria set out in IAS 37;

•

mark-to-market on commodity contracts other than trading instruments corresponds to changes in the fair value (mark-to-market) of financial instruments relating to commodities, gas and electricity, which do not qualify as either trading or hedging instruments. These contracts are used in economic hedges of operating transactions in the energy sector. Since changes in the fair value of these instruments – which must be recognized through income in IAS 39 – can be material and difficult to predict, they are presented on a separate line of the consolidated income statement.

1.4.18 Consolidated cash flow statement

The consolidated cash flow statement is prepared using the indirect method starting from net income.

“Interest received on non-current financial assets” is classified within investing activities because it represents a return on investments. “Interest received on cash and cash equivalents” is shown as a component of financing activities because the interest can be used to reduce borrowing costs. This classification is consistent with the Group’s internal organization, where debt and cash are managed centrally by the treasury department.

As impairment losses of current assets are considered to be definitive losses, changes in current assets are presented net of impairment.

Cash flows relating to the payment of taxes are presented on a separate line of the cash flow statement.

1.4.19 Income tax expense

The Group computes taxes in accordance with prevailing tax legislation in the countries where income is taxable.

In accordance with IAS 12, deferred taxes are recognized according to the liability method on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their tax bases, using tax rates that have been enacted or substantively enacted by the balance sheet date. However, under the provisions of IAS 12, no deferred taxes are recognized for temporary differences arising from goodwill for which impairment losses are not deductible for tax purposes, or from the initial recognition of an asset or liability in a transaction which (i) is not a business combination; and (ii) at the time of the transaction, affects neither accounting income nor taxable income. In addition, deferred tax assets are only recognized to the extent that it is probable that taxable income will be available against which the deductible temporary difference can be utilized.

Temporary differences arising on restatements of finance leases result in the recognition of deferred taxes.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except if the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Net balances of deferred tax are calculated based on the tax position of each company or on the total income of companies included within the consolidated tax group, and are presented in assets or liabilities for their net amount per tax entity.

Deferred taxes are reviewed at each balance sheet date to take into account factors including the impact of changes in tax laws and the prospects of recovering deferred tax assets arising from deductible temporary differences.

Deferred tax assets and liabilities are not discounted.

1.4.20 Earnings per share

Basic earnings per share are calculated by dividing net income Group share for the year by the weighted average number of ordinary shares outstanding during the year. The average number of ordinary shares outstanding during the year is the number of ordinary shares outstanding at the beginning of the year, adjusted by the number of ordinary shares bought back or issued during the year.

The weighted average number of shares and earnings per share are adjusted to take into account the impact of the conversion or exercise of any dilutive potential ordinary shares (options, warrants and convertible bonds, etc.).

1.4.21 Financial statements published in the US

The Group files Form 20-F with the US Securities and Exchange Commission (SEC). This document is available as from its registration date from the Group’s head office or at http://www.gdfsuez.com.

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NOTE 2 MAIN CHANGES IN GROUP STRUCTURE

2.1 Merger of Gaz de France and SUEZ Description of the transaction

The merger between SUEZ and Gaz de France was announced in February 2006 and became effective on July 22, 2008 following the signature of the draft Merger Agreement on June 5, 2008, its approval by the extraordinary shareholders’ meetings of both groups on July 16, 2008 and the fulfillment of the last conditions precedent provided for in the Merger Agreement. The transaction consisted of a merger-takeover of SUEZ by Gaz de France, based on an exchange ratio of 21 Gaz de France shares for 22 SUEZ shares. The merger-takeover was preceded by a certain number of transactions aimed at allowing SUEZ to distribute to its shareholders 65% of the shares comprising the capital of SUEZ Environnement. This transaction was accounted for as a dividend payment with an increase in minority interests, and therefore had no impact on the new GDF SUEZ Group’s consolidated equity. Following the spin-off, GDF SUEZ holds a 35% ownership interest in SUEZ Environnement Company and retains de facto control through a shareholders’ agreement entered into by GDF SUEZ and the main shareholders of the former SUEZ Group, together representing 47% of the outstanding shares of SUEZ Environnement Company.

For accounting purposes, the merger is treated as the “reverse” acquisition of Gaz de France by SUEZ. Although from a legal standpoint and for operational purposes the transaction is treated as the merger of SUEZ into Gaz de France, an assessment of the criteria set out in IFRS 3 – Business Combinations led the new Group to identify SUEZ as the acquirer and Gaz de France as the acquiree in the accounts.

2.1.1 Measurement and allocation of the cost of the business combination

The business combination was recognized as of July 22, 2008, which is the effective date of the merger.

Gaz de France issued 1,208 million shares in consideration of the 1,309 million shares making up the share capital of SUEZ, after the deduction of 36 million treasury shares held by SUEZ and the 8 million SUEZ shares held by Gaz de France. Following the issuance of these 1,208 million Gaz de France shares, the shareholders of the former SUEZ entity held approximately 56% of the share capital of the new Group (1,208 million of the 2,156 million outstanding shares), while the shareholders of the former Gaz de France entity held approximately 44%.

Since this transaction was classified as a reverse acquisition, the cost of the business combination is deemed to have been incurred by SUEZ (i.e., the acquirer for accounting purposes). Accordingly, the number of shares to be issued is determined as the number of new shares that SUEZ would have had to issue to provide the same percentage ownership interest in the new Group to Gaz de France shareholders as that actually obtained in the legal transaction. On this basis, 993 million SUEZ shares would have been issued in order to give Gaz de France shareholders a 44% interest in the new Group.

The cost of the business combination was calculated based on the closing share price on July 22, 2008, which is the effective date of the merger, and was estimated at €39,818 million.

On July 22, 2008, the effective date of the merger, each SUEZ share was exchanged for approximately 0.9545 Gaz de France share (i.e. 22 SUEZ shares for 21 Gaz de France shares).

Total costs incurred by SUEZ and directly attributable to the transaction amounted to €103 million before tax. On July 21, 2008, SUEZ held 10 million Gaz de France shares with an historical cost of €272 million.

The cost of the business combination calculated on the effective date of the merger can be analyzed as follows:

Number of shares making up the share capital of SUEZ (in millions) at July 21, 2008 (after deduction of the treasury shares held by SUEZ and the SUEZ shares held by Gaz de France at that date)	1,265
Percentage ownership interest of the new Group held by the owners of Gaz de France as a result of the transaction	44%
Total number of SUEZ shares (in millions) that would have been issued to provide Gaz de France shareholders with the same percentage ownership interest in the new Group as determined above	993
Share price on the effective date of the merger (in euros)	40.09
Purchase price (in millions of euros)	39,818
Estimated costs directly attributable to the business combination (in millions of euros)	103
Historical cost of Gaz de France shares held by SUEZ (in millions of euros)	272
TOTAL COST OF THE BUSINESS COMBINATION (IN MILLIONS OF EUROS)	40,193

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In accordance with IFRS 3, the Group must complete the allocation of the cost of the business combination to Gaz de France’s assets, liabilities and contingent liabilities within 12 months of the acquisition date. Given the scale and complexity of the transaction, the allocation recorded at December 31, 2008 and presented below were made on a provisional basis and may be revised in order to reflect the final determination of the fair values.

In millions of euros	Carrying amount in acquiree’s balance sheet	Fair value
Non-current assets
Intangible assets, net (*)	1,313	4,922
Goodwill	1,825	0
Property, plant and equipment, net (*)	23,388	37,094
Available-for-sale securities	797	828
Loans and receivables carried at amortized cost	809	797
Derivative instruments	1,574	1,646
Investments in associates	1,182	1,780
Other non-current assets	320	323
Deferred tax assets	76	92
Current assets
Loans and receivables carried at amortized cost	385	382
Derivative instruments	4,730	4,750
Trade and other receivables	7,532	7,499
Inventories	2,000	2,206
Other current assets	1,678	1,649
Financial assets at fair value through income	150	150
Cash and cash equivalents	2,946	2,946
Non-current liabilities
Provisions	7,347	3,801
Long-term borrowings	4,235	4,210
Derivative instruments	1,300	1,318
Other financial liabilities	0	118
Other non-current liabilities	80	80
Deferred tax liabilities	2,707	10,224
Current liabilities
Provisions	230	1,146
Short-term borrowings	2,064	2,064
Derivative instruments	4,958	4,958
Trade and other payables	6,055	6,052
Other current liabilities	3,643	3,671
Minority interests	575	620
NET ASSETS ACQUIRED	17,511	28,803
Cost of the business combination		40,193
PROVISIONAL GOODWILL		11,390

(*)

Includes the reclassification of €5,280 million in concession assets from intangible assets to property, plant and equipment, as the items concerned have been accounted for under IAS 16 in the GDF SUEZ financial statements (see Note 1.4.7).

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The Group allocated the cost of the business combination to the following items:

•

intangible assets (customer relationships, brands and gas supply contracts);

•

property, plant and equipment (gas distribution assets in France, exploration and production assets, as well as transmission networks, LNG terminals, storage facilities and real estate assets).

The estimated amount of provisions was revised in line with the principles of IFRS 3. The provision for benefits in kind in the form of reduced energy prices was remeasured to fair value, and several provisions were recognized for contingent liabilities resulting from disputes and proceedings in progress at the date of the merger (see Note 17). As indicated in Note 1.4.7, gas distribution assets in France were recognized as property, plant and equipment in accordance with IAS 16, since GrDF operates its network under long-term concession arrangements which are virtually all renewable upon expiration pursuant to French law no. 46-628 of April 8, 1946. Having examined the specific legal and economic issues relating to this activity, the Group has concluded that it exercises control in substance over the concession infrastructure. Consequently, no provision for replacement of replaceable assets has been accounted.

For accounting purposes, fair value allocation automatically requires adjustments to deferred tax liabilities.

The table below purposes, fair value allocation automatically requires adjustements to deferred tax liabilities :

Concessions	Cost approach (*) (regulated asset base)
Property, plant and equipment
Transmission networks	Cost approach (*) (regulated asset base)
LNG terminals	Cost approach (*) (regulated asset base)
Storage centers	Cost approach (amortized replacement cost)
Exploration & Production	Revenue approach (discounted cash flows method)
Real estate	Market approach
Intangible assets
Customer relationships	Revenue approach (super profits method)
Brands	Revenue approach (royalties method)
Supply contracts	Revenue (discounted cash flows method) or market value approach
Equity investments	Revenue approach (discounted cash flows method)
(*) Backed up by the discounted cash flows method, which is equivalent to a cost-based approach, based on a discount rate equal to the return on the regulated asset base.

Goodwill mainly represents market share, development capacity, and expected synergies in terms of gas supply, non-energy purchases, operating and selling expenses and revenues that cannot be recognized separately in the GDF SUEZ consolidated balance sheet.

The key assumptions used to measure the fair value of the Gaz de France assets acquired and liabilities assumed notably include: values assigned to the regulated asset base where applicable, estimated future oil and gas prices, changes in the euro/dollar exchange rate, the market outlook for the measurement of future cash flows, and the applicable discount rate.

These assumptions reflect Management’s best estimates.

2.2 Remedies and other impacts of the Gaz de France-SUEZ merger

As part of the commitments made to the European Commission aimed at obtaining approval for the planned merger, SUEZ and Gaz de France entered into the agreements described below:

•

on May 29, 2008, SUEZ entered into an agreement with ENI to sell its 57.25% stake in Distrigas, which trades in natural gas and was included within SUEZ’s European Gas & Electricity segment. GDF SUEZ signed the final agreement on October 30, 2008 and Distrigas was derecognized for accounting purposes as of October 1, 2008. The price paid by ENI in November 2008 amounted to €2.7 billion. This amount may be adjusted for additional purchase consideration contingent on the sale of Distrigas & Co.’s natural gas transit activities to Fluxys. In the 2008 consolidated financial statements, the sale of Distrigas results in a disposal gain of €1,738 million and a net decrease of €2.1 billion in net debt;

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On October 30, 2008, GDF SUEZ also finalized several agreements with ENI in the gas and electricity sectors:

-

sale by ENI of 1,100 MW of virtual power production (VPP) capacity in Italy over a 20-year period for €1.2 billion,

-

contribution by ENI of the following supply contracts to GDF SUEZ:

-

a 20-year contract to supply 4 billion m3 of natural gas per year to Italy, corresponding to approximately half the needs of GDF SUEZ in Italy,

-

a 20-year LNG contract to supply 900 million m3 of natural gas equivalent per year to the Gulf of Mexico,

-

an option to supply an additional 2.5 billion m3 per year to Germany over an 11-year period;

-

sale by ENI to GDF SUEZ of a group of Exploration & Production assets located in the United Kingdom, the Gulf of Mexico, Egypt, and Indonesia, for €273 million,

-

agreement between ENI and GDF SUEZ providing for the sale of the City of Rome natural gas distribution network for €1.1 billion, subject to the approval of the relevant local authorities;

•

as part of the restructuring of its 57.25% equity interest in Fluxys (Belgium), on July 3, 2008 SUEZ accepted Ecofin Limited’s purchase offer for 12.5% of the share capital of Fluxys. This transaction reduces SUEZ’ stake in Fluxys to below 45%, in accordance with the commitments made in this respect to the European Commission. On September 3, 2008, Publigaz exercised its pre-emption right. The sale of 87,804 shares will be made at the price initially agreed with Ecofin Limited (€2,600 per share). On December 31, 2009, GDF SUEZ agreed to sell shares in Fluxys to Publigaz so as to raise Publigaz’ interest in Fluxys to 51.28%.

The parties also agreed to set up Fluxys International to act as the owner of the Zeebrugge terminal. GDF SUEZ will contribute its 5% interest in Interconnector UK Limited to the new company, which will be 60%-owned by GDF SUEZ, 20%-owned by Publigaz and 20%-owned by Fluxys.

The agreements entered into by Gaz de France are described below:

•

on June 20, 2008, Gaz de France entered into an agreement with EDF for the sale of its 25.5% interest in the capital of Belgian power producer SPE. The transaction was valued at €515 million, plus an additional purchase consideration subject to the fulfillment of certain commitments made by SUEZ to the Belgian State. In particular, the sale was subject to the waiver by Centrica of its pre-emption right. On July 22, 2008, Centrica gave notice of its intention to exercise its pre-emption right. The sale to Centrica was contingent on the European Commission’s approval, which was obtained on January 20, 2009. SPE was therefore sold to Centrica with effect from that date;

•

on July 31, 2008 Gaz de France sold Cofathec Coriance to A2A following approval from the European Commission. The consideration paid by A2A amounted to €44.6 million;

•

in the second half of 2008, Gaz de France sold its 25% interest in SEGEO to Fluxys.

As part of the commitments made by SUEZ to the Belgian government (Pax Electrica II agreement), on June 12, 2008 SUEZ entered into agreements with SPE to increase that company’s share in Belgian energy production. These agreements are subject to a certain number of conditions precedent.

2.3 Pro forma information

If the merger with Gaz de France had taken place on January 1, 2008, the Group’s revenues would have totaled €83,053 million, its current operating income €8,561 million, and net income Group share €4,463 million. Pro forma information is provided in the pro forma section of this Reference Document. The contribution of former Gaz de France entities to net income Group share since the acquisition date is €1,332 million.

The other transactions described below did not have a material impact on the consolidated financial statements.

2.4 Other acquisitions in the period

2.4.1 Public tender offer for minority shares in Sociedad General de Aguas de Barcelona (Agbar)

The offer launched by SUEZ, La Caixa and Hisusa for the Aguas de Barcelona shares they did not already own was concluded successfully on January 16, 2008, with the bidding companies gaining control of 90.01% of Agbar’s share capital. Upon completion of the offer, Agbar was:

•

66.44%-owned by Hisusa (proportionately consolidated);

•

12.02%-owned by SUEZ Environnement (fully consolidated);

•

11.55%-owned by Criteria (Caixa), a non-Group company.

Consequently, GDF SUEZ holds 45.9% of Agbar’s share capital either directly or indirectly, through its stake in Hisusa. Agbar is consolidated using the proportionate method.

In its 2007 financial statements, SUEZ considered that it had granted an irrevocable commitment to minority shareholders and an amount of €918 million was recognized within borrowings, corresponding to the amount payable given an acceptance rate for the transaction of 100%. In light of the number of shares actually acquired, borrowings were reduced by €210 million to €708 million.

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2.4.2 Acquisition of Senoko Power

On September 5, 2008, GDF SUEZ and a consortium of partners signed an agreement with Temasek Holdings to purchase the entire share capital of Senoko Power through a joint venture 30%-held by GDF SUEZ.

Senoko owns and operates a portfolio of power plants (primarily gas-fired combined cycle facilities) located mainly in the north of Singapore. The facilities have a combined capacity of 3,300 MW. The acquisition was carried out for a price of €557 million and Senoko Power was proportionately consolidated with effect from September 1, 2008. The allocation of the cost of the combination to the fair value of the assets acquired, and liabilities or contingent liabilities assumed is currently in progress and will be finalized in 2009.

2.4.3 Acquisition of FirstLight Power Enterprises

On December 29, 2008, GDF SUEZ completed its acquisition of FirstLight Power Enterprises Inc. from Energy Capital Partners. FirstLight owns and operates a portfolio of 15 electrical power plants and is currently building a natural gas unit. These facilities represent a total capacity of 1,538 MW in Massachusetts and Connecticut.

The acquisition was carried out for a price of $959.5 million and FirstLight was fully consolidated with effect from December 31, 2008. The allocation of the cost of the combination to the fair value of the assets acquired and liabilities or contingent liabilities assumed is currently in progress and will be finalized in 2009.

2.4.4 Acquisition of NAM assets

On October 1, 2008, GDF SUEZ acquired a group of Exploration & Production assets situated in the Dutch section of the North Sea from Nederlandse Aardolie Maatschappij BV (NAM), as well as a 30% interest in the NOGAT pipeline on December 31, 2008. The combined transaction was completed for a total consideration of €1,075 million.

2.5 Significant events in 2007

2.5.1 Strategic development in wind power

As part of its policy for developing renewable energy sources, the Group acquired majority interests in Compagnie du Vent in France and Ventus Energy in Canada. These companies have wind power capacity at the research and/or development stage of 6,500 MW and 2,000 MW, respectively.

On November 16, 2007, Electrabel acquired 56.8% of La Compagnie du Vent, France’s leading developer of wind power, for an amount of €421.9 million. After taking into account the minority put, this transaction generated goodwill of €633.9 million. Compagnie du Vent was fully consolidated in the SUEZ Group’s financial statements with effect from December 31, 2007. In 2008, the allocation of the acquisition price to the fair value of the assets acquired and liabilities assumed led to the recognition of €613.9 million in goodwill.

On September 21, 2007, a subsidiary of SUEZ Energy International acquired the entire share capital of Canadian wind developer Ventus Energy, Inc. for €101.3 million, generating €81.2 million in goodwill. Ventus Energy has been fully consolidated in the Group’s financial statements since October 1, 2007, based on a provisional allocation of its acquisition price. Adjustments to the provisional accounting for the business combination were finalized in 2008.

2.5.2 Impacts of the restructuring of the Belgian distribution sector

In accordance with the agreements reached within the scope of the deregulation of the electricity and gas markets in Belgium, Electrabel sold 10.5% of its interest in the inter-municipal companies in the Walloon region and 40% of its interest in the inter-municipal company in the Brussels region. A capital gain representing €66.7 million was recorded in the 2007 consolidated financial statements in view of these transactions.

2.6 Significant events in 2006

2.6.1 Withdrawal from Argentina

The consolidation of Aguas Argentinas was discontinued with effect from March 1, 2006 following the termination of the company’s contract by the Argentine government. As a result of this termination, Aguas Argentinas was placed in judicial administration (concurso preventivo). Its assets had been written down in full in the 2005 financial statements.

2.6.2 Impacts of the restructuring of the Belgian distribution sector

The impacts for Electrabel of the deregulation of the electricity and natural gas markets ordered by the Belgian authorities pursuant to European Directives are described below:

•

the deconsolidation of grid operator Electrabel Netten Vlaanderen. In the consolidated balance sheet at December 31, 2005, ENV contributed €856 million to assets and €814 million to liabilities. Its contribution to net income Group share was €19 million;

•

the disposal of shareholdings in inter-municipal companies in the Flemish region. Electrabel reduced its shareholdings in Flemish inter-municipal companies to the agreed level of 30% and recognized a capital gain of €236 million in its 2006 accounts;

•

the creation of Brussels Network Operations to operate the distribution network, and its subsequent 2006 sale due to the full-scale deregulation of the Brussels energy market as from 2007.

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NOTE 3 SEGMENT INFORMATION

3.1 Operating segments

The Group early adopted IFRS 8 – Operating Segments in 2008. In accordance with the provisions of this standard, the operating segments used to present segment information were identified on the basis of internal reports used by the Group’s Management Committee to allocate resources to the segments and assess their performance. The Management Committee is the Group’s “chief operating decision maker” within the meaning of IFRS 8. The segmentation reflects the new organization put in place following the merger and used for internal reporting purposes. The indicators used for internal reporting purposes may evolve in connection with performance assessment measures put in place. Comparative segment information for 2007 and 2006 has been restated to reflect the segments identified by the Group as of July 22, 2008.

The Group has identified eight segments:

•

Energy France – subsidiaries operating in this business segment produce electricity and sell natural gas, electricity and services to private individuals, small business customers and companies in France;

•

Energy Benelux & Germany – subsidiaries in this segment produce electricity and/or provide electricity transmission and distribution services to Benelux and Germany;

•

Energy Europe – these subsidiaries produce electricity and/or provide electricity transmission and distribution services in Europe (excluding France, Benelux and Germany);

•

Energy International – these subsidiaries produce electricity and/or provide electricity transmission and distribution services outside Europe;

•

Global Gas & LNG – these subsidiaries supply gas to the Group and sell energy and service packages to key European players;

•

Infrastructures – subsidiaries in this segment operate gas and electricity transportation, storage and distribution networks in France and Germany. They also sell access rights to this infrastructure to third parties;

•

Energy Services – these subsidiaries provide engineering, installation, maintenance and delegated management services, particularly in relation to electrical and heating facilities, pipeline systems and energy networks;

•

SUEZ Environnement – subsidiaries operating in this business segment provide private customers, local authorities and industrial customers with:

-

water distribution and treatment services, notably under concession contracts (water management), and water purification facility design and construction services (turnkey engineering),

-

and waste collection and treatment services including sorting, recycling, composting, landfilling, energy recovery and hazardous waste treatment,

Energy Benelux & Germany, Energy Europe and Energy International are included within the Energy Europe & International branch.

The “Other” line presented in the table below includes contributions from corporate holding companies and entities centralizing the Group’s financing requirements. It does not include holding companies acting as business line heads, which are allocated to the segment concerned, but on a temporary basis comprises the contributions of entities falling within the scope of the remedies (essentially the Distrigas group).

The methods used to recognize and measure these segments for internal reporting purposes are the same as those used to prepare the consolidated financial statements. EBITDA and capital employed are reconciled with the consolidated financial statements.

3.2 Key indicators by operating segment

The main relationships between operating segments concern Energy France and Infrastructures, and Global Gas & LNG. The Infrastructures segment’s services are provided on the basis of a regulated fee applicable to all network users.

Sales of molecules between Global Gas & LNG and Energy France are carried out based on the application of the supply costs formula used to calculate the regulated rates approved by the French Energy Regulatory Commission (CRE). The difference between the rates determined by decree and the transfer price is assumed by Energy France.

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• REVENUES

In millions of euros	Dec. 31, 2008			Dec. 31, 2007			Dec. 31, 2006
	External revenues	Intra-group revenues	Total	External revenues	Intra-group revenues	Total	External revenues	Intra-group revenues	Total
Energy France	7,297.8	652.4	7,950.2	940.4	163.5	1,104.0	205.2	82.4	287.5
Energy Benelux & Germany	14,164.1	261.6	14,425.7	11,879.0	397.6	12,276.6	10,815.1	290.4	11,105.5
Energy Europe	5,691.1	176.5	5,867.6	2,403.0	21.9	2,424.9	2,471.6	31.5	2,503.1
Energy International	7,472.9	309.5	7,782.4	6,428.1	165.1	6,593.2	6,137.8	114.1	6,251.9
Energy Europe & International	27,328.2	747.5	28,075.7	20,710.1	584.6	21,294.7	19,424.6	435.9	19,860.5
Global Gas & LNG	5,111.7	5,811.4	10,923.1	149.2	0.0	149.2	103.8	(12.4)	91.3
Infrastructures	545.2	2,360.5	2,905.6	127.5	304.3	431.8	111.1	325.0	436.1
Energy Services	13,021.6	130.3	13,151.9	11,265.6	44.0	11,309.6	10,637.1	43.6	10,680.8
SUEZ Environnement	12,351.7	10.7	12,362.4	12,022.2	10.1	12,032.3	11,439.0	4.5	11,443.5
Other	2,267.7	1,252.4	3,520.1	2,260.3	2,024.5	4,284.9	2,368.5	2,258.2	4,626.7
Eliminations		(10,965.2)	(10,965.2)		(3,131.1)	(3,131.1)		(3,137.3)	(3,137.3)
TOTAL REVENUES	67,923.8	0.0	67,923.8	47,475.4	(0.0)	47,475.4	44,289.2	(0.0)	44,289.2

• EBITDA

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Energy France	285.1	316.2	41.7
Energy Benelux & Germany	1,751,7	1,902.0	1,707.5
Energy Europe	571.6	388.5	421.4
Energy International	1,763,2	1,580.0	1,462.4
Energy Europe & International	4,086,5	3,870.4	3,591.2
Global Gas & LNG	1,481,6	(14.7)	(23.2)
Infrastructures	1,323,2	168.8	170.9
Energy Services	838.9	832.4	609.4
SUEZ Environnement	2,101,5	2,060.9	1,942.9
Other	(63.4)	199.0	226.0
TOTAL EBITDA	10,053.5	7,433.0	6,559.0

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• CURRENT OPERATING INCOME

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Energy France	119.7	211.4	18.2
Energy Benelux & Germany	1,186.7	1,578.7	1,315.4
Energy Europe	327.7	234.2	279.8
Energy International	1,373.0	1,218.6	1,095.7
Energy Europe & International	2,887.4	3,031.5	2,690.9
Global Gas & LNG	849.9	(14.8)	3.4
Infrastructures	907.9	155.7	156.5
Energy Services	547.5	555.0	392.4
SUEZ Environnement	1,083.6	1,076.6	1,044.1
Other	(172.6)	159.9	191.0
TOTAL CURRENT OPERATING INCOME	6,223.6	5,175.4	4,496.5

• DEPRECIATION AND AMORTIZATION

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Energy France	30.7	(104.7)	(23.8)
Energy Benelux & Germany	(381.1)	(353.3)	(362.7)
Energy Europe	(233.9)	(150.0)	(129.2)
Energy International	(376.6)	(360.5)	(362.6)
Energy Europe & International	(991.6)	(863.8)	(854.6)
Global Gas & LNG	(794.0)	(0.1)	(0.2)
Infrastructures	(535.3)	(22.0)	(16.9)
Energy Services	(256.1)	(214.9)	(209.6)
SUEZ Environnement	(792.6)	(791.0)	(745.2)
Other	(43.2)	(19.8)	(24.4)
TOTAL DEPRECIATION AND AMORTIZATION	(3,382.2)	(2,016.3)	(1,874.7)

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• INCOME FROM OPERATING ACTIVITIES

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Energy France	97.0	220.2	10.8
Energy Benelux & Germany	1,410.0	1,789.5	1,758.2
Energy Europe	161.9	242.1	263.6
Energy International	1,363.5	1,093.3	1,106.3
Energy Europe & International	2,935.3	3,124.9	3,128.1
Global Gas & LNG	1,331.3	(14.8)	3.5
Infrastructures	878.4	155.8	156.5
Energy Services	510.9	548.3	455.7
SUEZ Environnement	1,063.3	1,200.4	1,142.8
Other	862.6	173.3	470.2
TOTAL INCOME FROM OPERATING ACTIVITIES	7,678.8	5,408.0	5,367.6

• CAPITAL EMPLOYED

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec .31, 2006
Energy France	8,156.6	2,321.3	1,592.7
Energy Benelux & Germany	12,256.7	10,431.6	9,706.5
Energy Europe	7,918.4	2,554.9	2,649.9
Energy International	12,086.1	7,243.2	7,207.2
Energy Europe & International	32,261.2	20,229.7	19,563.7
Global Gas & LNG	8,371.3	106.3	97.8
Infrastructures	29,978.6	526.7	328.8
Energy Services	2,417.0	1,983.1	1,735.8
SUEZ Environnement	10,264.7	9,203.9	8,327.8
Other	330.6	2,169.3	880.5
TOTAL CAPITAL EMPLOYED	91,779.9	36,540.2	32,527.0

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• CAPITAL EXPENDITURE (CAPEX)

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Energy France	(817.8)	(145.4)	(563.5)
Energy Benelux & Germany	(1,065.9)	(823.2)	(488.3)
Energy Europe	(1,543.1)	(575.8)	(265.7)
Energy International	(3,319.1)	(840.6)	(313.0)
Energy Europe & International	(6,746.0)	(2,385.1)	(1,630.5)
Global Gas & LNG	(1,865.6)	(1.2)	6.1
Infrastructures	(1,228.1)	(140.6)	(180.9)
Energy Services	(433.9)	(414.2)	(308.5)
SUEZ Environnement	(2,675.8)	(1,755.9)	(1,505.5)
Other	(718.8)	(1,432.8)	(243.6)
TOTAL CAPITAL EXPENDITURE	(13,668.2)	(6,129.9)	(3,862.9)

3.3 Key indicators by geographical area

The amounts set out below are analyzed by:

•

destination of products and services sold for revenues;

•

geographic location of consolidated companies for capital employed.

In millions of euros	Revenues			Capital employed
	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
France	20,767.9	11,932.5	10,808.9	44,700.8	6,000.1	4,721.4
Belgium	13,900.2	11,758.8	11,217.5	11,990.4	9,919.0	9,077.8
Other EU countries	20,890.5	13,467.4	12,341.1	19,681.4	11,303.8	9,573.9
Other European countries	930.2	756.5	706.7	1,118.2	158.8	139.0
North America	4,843.6	4,189.3	4,184.4	6,259.0	3,889.8	4,347.8
Asia-Pacific and Middle East	3,157.4	2,445.7	2,496.5	3,669.4	2,501.4	2,175.9
South America	2,623.5	2,205.8	1,862.7	4,297.9	2,651.5	2,365.0
Africa	810.4	719.4	671.3	62.8	115.9	126.2
TOTAL	67,923.7	47,475.4	44,289.2	91,779.9	36,540.2	32,527.0

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3.4 Reconciliation of EBITDA

Reconciliation of EBITDA with current operating income

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Current operating income	6,223.6	5,175.4	4,496.5
• Depreciation, amortization and provisions	(3,713.5)	(1,912.7)	(1,816.6)
• Share-based payment (IFRS 2)	(184.6)	(110.7)	(31.6)
• Net disbursements under concession contracts	68.2	(234.2)	(214.2)
EBITDA	10,053.5	7,433.0	6,559.0

Reconciliation of EBITDA with gross operating income in 2007 and 2006

In 2007 and 2006, SUEZ used and reported a “gross operating income” indicator. This differs in a number of respects from the EBITDA indicator used by the new Group. The reconciliation between gross operating income and EBITDA for 2007 and 2006 is as follows:

In millions of euros	Dec. 31, 2007	Dec. 31, 2006
Gross operating income (previous definition)	7,964.7	7,083.3
(+) Depreciation, amortization and provisions for long-term employee benefits	126.6	132.7
(-) Financial income excluding interest	(200.4)	(284.3)
(-) Share in net income of associates	(457.9)	(372.7)
EBITDA	7,433.0	6,559.0

3.5 Reconciliation of capital employed

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Capital employed (a)
(+) Property, plant and equipment and intangible assets	74,173.7	26,094.8	24,490.9
(+) Goodwills nets	27,510.1	14,902.8	13,404.6
(+) Available-for-sale securities (excl. changes in fair value and marketable securities)	2,540.5	2,688.1	1,725.1
(+) Other receivables carried at amortized cost	3,714.8	2,521.6	2,564.7
(+) Share in net income of associates	3,104.3	1,214.3	1,259.7
(+) Trade and other receivables	22,729.3	11,869.3	10,412.2
(+) Inventories	4,208.9	1,571.8	1,483.4
(+) Other current and non-current assets	5,764.5	3,286.8	3,115.4
(+) Deferred taxes	(9,928.0)	(558.6)	(573.4)
(-) Provisions	(14,190.9)	(9,641.8)	(9,475.4)
(-) Trade and other payables	(17,914.7)	(10,038.1)	(9,209.4)
(-) Other current and non-current liabilities	(9,073.6)	(6,592.9)	(6,203.3)
(-) Other financial liabilities	(859.1)	(778)	(467.5)
CAPITAL EMPLOYED	91,779.9	36,540.2	32,527.0
(a) Deferred taxes are included in the calculation of capital employed with effect from 2008. Comparative data for 2007 and 2006 has been restated accordingly.

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NOTE 4 CURRENT OPERATING INCOME

4.1 Revenues

Group revenues break down as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Energy sales	42,531.7	24,986.4	22,669.1
Rendering of services	24,132.4	20,956.7	19,982.5
Leasing and construction contracts	1,259.8	1,532.3	1,637.6
REVENUES	67,923.8	47,475.4	44,289.2

The contribution of the former Gaz de France entities to Group revenues in 2008 totaled €14,217.9 million.

In 2008, revenues from lease and construction contracts amounted to €472.9 million and €786.8 million, respectively (€694.5 million and €837.8 million in 2007; €780.7 million and €856.9 million in 2006).

4.2 Personnel costs

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Salaries and payroll costs/pension expenses	(9,489.0)	(8,016.4)	(7,582.0)
Share-based payment	(190.0)	(125.1)	(58.8)
TOTAL	(9,679.0)	(8,141.5)	(7,640.8)

Changes in personnel costs in 2008 are mainly attributable to the first-time consolidation of ex-Gaz de France entities.

The net costs relating to defined benefit and defined contribution pension plans are presented in Note 18.

Movements in provisions for pensions are included in personnel costs in 2008 and 2007 rather than within depreciation, amortization and provisions as in 2006. Net reversals of provisions for pensions in 2008, 2007 and 2006 amounted to €271.5 million, €126.6 million and €132.7 million, respectively.

Share-based payments are disclosed in Note 24.

4.3 Depreciation, amortization and provisions

Amounts are shown below net of reversals.

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Depreciation and amortization	(3,382.2)	(2,016.3)	(1,874.7)
Write-down of inventories and trade receivables	(280.4)	53.0	(67.3)
Provisions	(50.9)	50.6	257.2
TOTAL	(3,713.5)	(1,912.7)	(1,684.8)

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Depreciation and amortization breaks down as €555 million for intangible assets and €2,827.2 million for property, plant and equipment. A breakdown of assets by type is provided in Notes 10 and 11.

The increase in depreciation and amortization mainly reflects the first-time consolidation of ex-Gaz de France entities, Teesside and NAM.

The rise in net write-down of inventories and trade receivables reflects the non-recurring impact of provision reversals in 2007 after the corresponding bad debt had been written off, as well as an increase in revenues and to a lesser extent, a more difficult economic climate in Europe.

NOTE 5 INCOME FROM OPERATING ACTIVITIES

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Current operating income	6,223.6	5,175.4	4,496.5
Mark-to-market on commodity contracts other than trading instruments	563.6	67.8	17.1
Impairment of property, plant and equipment, intangible assets and financial assets	(811.8)	(132.0)	(150.3)
Restructuring costs	(254.2)	(42.6)	(88.8)
Disposals of assets, net	1,957.7	339.4	1,093.1
INCOME FROM OPERATING ACTIVITIES	7,678.8	5,408.0	5,367.6

5.1 Mark-to-market on commodity contracts other than trading instruments

The contribution of commodity contracts other than trading instruments to consolidated income from operating activities is a gain of €563.6 million for the year to December 31, 2008. This amount can be explained as follows:

•

certain Group companies have implemented economic hedging strategies using forward contracts with the aim of reducing the sensitivity of margins to fluctuations in commodity prices. However, as these contracts cover the entities’ net exposure to price risk or because of their complexity from an operational standpoint, they are not eligible for hedge accounting and are not designated as hedges under IAS 39. Changes in the fair value of these positions over the period resulted in a net gain of €436 million;

•

favorable changes in the fair value of derivatives embedded in commodity contracts, which are required to be accounted for separately under IAS 39, resulted in a positive impact of €110 million.

5.2 Impairment of property, plant and equipment, intangible assets and financial assets

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Impairment of assets
Goodwill	(47.7)	(1.3)	(11.6)
Property, plant and equipment and other intangible assets	(153.2)	(113.9)	(131.7)
Financial assets	(660.1)	(40.5)	(48.6)
TOTAL	(861.0)	(155.7)	(191.9)
Reversals of impairment losses
Property, plant and equipment and other intangible assets	32.3	0.9	8.0
Financial assets	16.9	22.8	33.7
TOTAL	49.2	23.7	41.6
TOTAL	(811.8)	(132.0)	(150.3)

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In 2008, impairment losses were recognized mainly on available-for-sale financial assets (€513 million) and property, plant and equipment used to produce electricity in the UK due to a decline in operating and pricing conditions (€123 million). In 2007 and 2006, impairment losses had concerned mainly SUEZ Energy International in the US, amid a persistently unfavorable pricing environment for certain merchant power plants.

5.2.1 Impairment of goodwill

All goodwill cash-generating units (CGUs) are tested for impairment based on data as of end-June and on a review of events in the second half of the year. The calculation of the recoverable amount of CGUs takes into account three scenarios (low, medium and high). The “medium” scenario is usually applied to compare the CGU’s recoverable amount with its carrying amount. In 2008, impairment tests were carried out on the basis of the CGUs previously defined by SUEZ. Identification of the CGUs for the new GDF SUEZ Group is underway and expected to be completed upon finalization of the accounting for the business combination (i.e., within 12 months of the merger date). Goodwill resulting from the merger with Gaz de France was tested for impairment at December 31, 2008 as described below.

The recoverable amounts determined under the three abovementioned scenarios are generated by modifying the key assumptions used as inputs for the underlying models, and particularly the discount rates applied. Based on events that are reasonably likely to occur as of the balance sheet date, the Group considers that any changes in the key assumptions described below would not increase the carrying amount in excess of the recoverable amount.

The discount rates applied are determined on the basis of the weighted average cost of capital adjusted to reflect business, country and currency risks associated with each CGU reviewed. Discount rates correspond to a risk-free market interest rate plus a country risk premium.

The discount rates used in 2008 to calculate the present value of future cash flows in the impairment test ranged from 5% to 15.4% (from 5.2% to 15.3% in 2007 and from 5.1% to 12.3% in 2006).

With the exception of the Electrabel Benelux CGU and goodwill resulting from the merger with Gaz de France, no individual amount of goodwill allocated to other CGUs represents more than 5% of the Group’s total goodwill.

Goodwill allocated to the Electrabel Benelux CGU

The total amount of goodwill allocated to this CGU was €9.0 billion at December 31, 2008. The Electrabel Benelux CGU includes the Group’s electricity production, sale and distribution activities in Belgium, the Netherlands and Luxembourg.

The annual review of this CGU’s recoverable amount was based on its estimated value in use.

To estimate value in use, the Group uses cash flow projections based on financial forecasts approved by Management covering a period of six years, and a discount rate of 7%. Cash flow projections beyond this six-year period are extrapolated to obtain a terminal value.

Key assumptions used in the calculation include expected trends in long-term prices for electricity and fuel. These amounts reflect the best estimates of market prices, while fuel consumption is estimated taking into account expected changes in production assets. The discount rates applied are consistent with available external sources of information.

Goodwill resulting from the merger with Gaz de France

As explained above, an impairment test was carried out on total goodwill of €11,390 million resulting from the merger with Gaz de France, based on strategic medium-term business plans covering a six-year period drawn up in summer 2008, and adjusted for fluctuations in the price of Brent crude since that date. Terminal values were computed either by extrapolating future cash flows beyond this six-year period or by reference to the Regulated Asset Base not depreciated at that date.

The key assumptions notably include: values assigned to the regulated asset base where applicable, estimated long-term gas and oil prices, changes in the euro/dollar exchange rate, the market outlook for the measurement of future cash flows, and the applicable discount rate.

These discount rates, ranging from 6% to 9.6%, correspond to the weighted average cost of capital in order to reflect business, country and currency risks arising on Gaz de France’s different activities.

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Other main CGUs

The table below sets out the assumptions used to review the recoverable amount of the other cash-generating units:

Cash-generating units	Measurement method	Discount rate
Electrabel France
SHEM	DCF	7.00%
Compagnie Nationale du Rhône (CNR)	DCF	7.10%
Compagnie du Vent	DCF	6.00%
United Water	Multiples + DCF	5.00%
SITA UK	DCF	6.40%
Polaniec	DCF	7.90%
Agbar	Multiples + DCF (tender offer)	7.30%
SITA France	DCF	6.00%
SITA Deutschland	DCF	6.30%

5.2.2 Impairment of financial assets

In light of the downturn in equity markets in second-half 2008 and uncertainty regarding the time of recovery of the Gas Natural share price, the Group has recognized an impairment loss of €513 million on Gas Natural shares.

Furthermore, given the financial position of some of its counterparties in the second half of the year, the Group took an impairment loss against its financial assets (loans and receivables at amortized cost) for a total amount of €129.3 million, in order to reduce the carrying value of the assets concerned to their recoverable amount as estimated based on observable market data.

5.3 Restructuring costs

In 2008, 2007 and 2006, most of the costs included in this caption relate to the merger between Gaz de France and SUEZ and to the stock market listing of 65% of SUEZ Environnement Company. In 2008, this item also includes costs relating to the reorganization of facilities in the Ile de France region.

5.4 Disposals of assets

At December 31, 2008, disposals of assets mainly reflect commitments totaling €1,902 million given to the European Commission in respect of the merger with Gaz de France. The caption includes capital gains on the sale of Distrigas (€1,738 million) and on the disposal of 12.5% of Fluxys (€163 million). The disposal of SPE and Coriance, equity investments previously owned by Gaz de France, were measured at fair value within the context of accounting for the business combination, and therefore have no impact on income for the year. These divestments are described in further detail in Note 2 – “Main changes in Group structure”.

At December 31, 2007, disposals of assets represented net capital gains of €339.4 million versus net capital gains of €1,093.1 million at end-2006.

The main disposal gains recognized in 2007 result from the following transactions:

•

disposal of shareholdings in inter-municipal companies in the Walloon and Brussels regions. In the context of the legal and regulatory provisions providing for the deregulation of the energy market and the designation of the inter-municipal companies as distribution network operators under the restructuring agreements entered into between 2001 and 2005, Electrabel sold a portion of its interests in the inter-municipal companies in the Walloon and Brussels regions. The capital gain recognized in the consolidated financial statements at December 31, 2007 in respect of this transaction amounts to €66.7 million;

•

disposal of 3% of the shares held by Electrabel in Elia pursuant to commitments undertaken in connection with the squeeze-out bid for the Electrabel shares not yet held by SUEZ in 2005. This transaction resulted in a capital gain of €25 million;

•

disposal of 53.1% of the shares held by Agbar in Applus, a company specializing in technology inspection and certification activities. The capital gain recognized in the consolidated financial statements at December 31, 2007 in respect of this transaction amounts to €125 million;

•

disposal of various non-strategic, mainly listed investments, representing a net capital gain of €68.8 million.

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The largest capital gains recognized in 2006 on asset disposals result from the following transactions:

•

the disposal of shareholdings in inter-municipal companies in the Flemish region. In application of the agreements signed in 2001 and 2005 concerning the restructuring of distribution networks in Flanders, Electrabel was required to reduce its shareholding in the Flemish inter-municipal companies to an agreed level of 30% by September 5, 2006 at the latest. These transactions were completed and a capital gain of €236 million was recognized in the consolidated financial statements at December 31, 2006;

•

the disposal of shares in Reva. On June 29, 2006, SES España sold all of its shares in Reva. The capital gain recognized in the consolidated financial statements at December 31, 2006 amounted to €129 million;

•

the disposal of shares in M6. SUEZ sold its remaining 5% shareholding in M6 to Compagnie Nationale à Portefeuille (CNP), booking a net capital gain of €120 million in 2006;

•

sale of Neuf Cegetel. On October 24, 2006, SUEZ Communication sold its entire stake in Neuf Cegetel upon the company’s stock market listing, booking a capital gain of €270 million;

Besides the transactions set out above, capital gains recognized on disposals of assets in 2006 related to the sale of the residual interest in Colbùn (€77 million) and in Hanjin City Gas (€50 million).

NOTE 6 NET FINANCIAL INCOME/(LOSS)

In millions of euros	Dec. 31, 2008			Dec. 31, 2007			Dec. 31, 2006
	Expenses	Income	Net	Expenses	Income	Net	Expenses	Income	Net
Net finance costs	(1,750.3)	391.8	(1,358.5)	(1,257.0)	584.0	(673.0)	(1,157.8)	327.6	(830.2)
Other financial income and expenses	(627.5)	491.9	(135.6)	(452.5)	403.3	(49.1)	(452.8)	552.0	99.2
NET FINANCIAL INCOME/(LOSS)	(2,377.8)	883.7	(1,494.1)	(1,709.5)	987.3	(722.1)	(1,610.6)	879.6	(731.0)

6.1 Net finance costs

Net finance costs include mainly interest expenses (calculated using the effective interest rate) on gross borrowings, foreign exchange gains/losses on borrowings and hedges and gains/losses on interest rate and currency hedges of gross borrowings, as well as interest income on cash investments and changes in the fair value of financial assets at fair value through income.

In millions of euros	Expenses	Income	Net Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Interest on gross borrowings	(1,552.1)	-	(1,552.1)	(1,257.0)	(1,097.7)
Foreign exchange gains/losses on borrowings and hedges	-	72.5	72.5	111.9	(9.6)
Gains and losses on hedges of borrowings	(198.2)	-	(198.2)	11.9	(50.5)
Gains and losses on cash and cash equivalents and financial assets at fair value through income	-	319.4	319.4	460.2	327.6
NET FINANCE COSTS	(1,750.3)	391.8	(1,358.5)	(673.0)	(830.2)

The change in net finance costs is essentially attributable to the impact of interest rate fluctuations on net debt and to the evolution of the latter.

The decrease in exchange gains chiefly reflects lower foreign exchange gains arising on the Brazilian real in 2008 with regard to the redemption of Floating Rate Notes in the Energy Europe & International business (€71 million in 2008 versus €147 million in 2007).

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6.2 Other financial income and expenses

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Other financial expenses
Unwinding of discounting adjustments to provisions	(489.0)	(372.5)	(335.5)
Interest on trade and other payables	(110.9)	(73.4)	(22.4)
Exchange losses	(12.7)	(4.3)	(21.1)
Other financial expenses	(14.9)	(2.2)	(73.8)
TOTAL	(627.5)	(452.4)	(452.8)
Other financial income
Income from available-for-sale securities	219.6	202.4	288.7
Interest income on trade and other receivables	68.4	95.8	23.8
Interest income on loans and receivables carried at amortized cost	144.1	82.3	63.7
Exchange gains	0.0	0.0	11.3
Other financial income	59.8	22.8	164.5
TOTAL	491.9	403.3	552.0
OTHER FINANCIAL INCOME AND EXPENSES, NET	(135.6)	(49.0)	99.2

Other financial income reflects the positive €56.4 million impact resulting from the renegotiation of Aguas Argentinas debt in 2006.

NOTE 7 INCOME TAX EXPENSE

7.1 Analysis of income tax expense recognized in the income statement

7.1.1 Breakdown of income tax expense

The income tax expense recognized in income for 2008 amounts to €911.9 million (compared with €527.5 million in 2007), breaking down as:

In millions of euros	2008	2007	2006
Current income taxes
France	194.3	(147.2)	(59.1)
Outside France	(1,064.3)	(827.2)	(726.3)
TOTAL	(870.0)	(974.4)	(785.4)
Deferred taxes
France	163.0	495.2	11.5
Outside France	(204.9)	(48.3)	(41.2)
TOTAL	(41.9)	446.9	(29.7)
TOTAL INCOME TAX EXPENSE RECOGNIZED IN INCOME FOR THE YEAR	(911.9)	(527.5)	(815.1)

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At December 31, 2007, SUEZ SA was the parent of a tax consolidation group comprising 237 companies. At July 22, 2008, Gaz de France SA, renamed GDF SUEZ SA following its merger with SUEZ, became the parent of a tax consolidation group comprising the subsidiaries belonging to the former Gaz de France SA tax consolidation group, plus the subsidiaries previously part of the SUEZ SA tax consolidation group (excluding SUEZ Environnement subsidiaries), with retroactive effect from January 1, 2008. In turn, SUEZ Environnement subsidiaries formed a tax consolidation group headed by SUEZ Environnement Company with retroactive effect from the same date as for GDF SUEZ (January 1, 2008). There were 205 companies in the GDF SUEZ tax consolidation group at December 31, 2008.

7.1.2 Reconciliation between theoretical income tax expense and actual income tax expense

A reconciliation between the theoretical income tax expense and the Group’s actual income tax expense is presented below:

In millions of euros	2008	2007	2006
Net income	5,591.2	4,616.4	4,194.2
(-) Share in net income of associates	318.3	457.9	372.7
(-) Income tax	(911.9)	(527.5)	(815.1)
Income before income tax and share in net income of associates (A)	6,184.7	4,685.9	4,636.6
of which French companies	940.4	82.1	464.2
of which companies outside France	5,244.3	4,603.8	4,172.4
Statutory income tax rate in France (B)	34.43%	34.43%	34.43%
Theoretical income tax expense (C) = (A) x (B)	(2,129.4)	(1,613.4)	(1,596.4)
Actual income tax expense
Difference between normal tax rate applicable in France and normal tax rate in force in jurisdictions outside France	90.3	214.1	177.1
Permanent differences	83.4	13.4	(9.9)
Income taxed at a reduced rate or tax-exempt (a)	954.7	377.4	538.1
Additional tax expense (b)	(645.0)	(134.0)	(94.7)
Effect of unrecognized deferred tax assets on tax loss carry-forwards and other tax-deductible temporary differences	(197.7)	(47.5)	(125.0)
Recognition or utilization of tax income on previously unrecognized tax loss carry-forwards and other tax-deductible temporary differences	348.6	649.8	220.5
Impact of changes in tax rates	(18.9)	(22.1)	(27.0)
Tax credits	128.1	29.1	36.7
Other (c)	474.1	5.7	65.6
ACTUAL INCOME TAX EXPENSE	(911.9)	(527.5)	(815.0)
EFFECTIVE TAX RATE (ACTUAL INCOME TAX EXPENSE DIVIDED BY INCOME BEFORE INCOME TAX AND SHARE IN NET INCOME OF ASSOCIATES)	14.7%	11.3%	17.6%

(a)

Includes mainly capital gains on tax-exempt disposals of shares in Belgium; the effect of lower tax rates applicable to securities transactions in France; and the impact of the special tax regimes used for the coordination centers in Belgium.

(b)

Includes mainly the tax on dividends and the tax on nuclear activities payable by electricity utilities in Belgium.

(c)

Includes mainly the impact of no longer neutralizing operations that were previously neutralized (see below), due to the disbanding of the SUEZ SA tax consolidation group.

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The change in the effective tax rate and the relatively low rate are explained below.

•

following completion of the merger, the SUEZ SA tax consolidation group was disbanded and its subsidiaries (excluding SUEZ Environnement) incorporated within the GDF tax consolidation group with retroactive effect from January 1, 2008;

•

the neutralization of certain operations was discontinued as a result, generating tax loss carry-forwards of €898 million, immediately utilized against taxable profits generated by GDF SUEZ SA for the period;

•

deferred tax assets of €151 million were also recognized by the GDF SUEZ SA tax consolidation group on various temporary differences. These additional deferred tax assets take into account the events and transactions in the period which reinforce the tax consolidation group’s ability to generate taxable profit;

•

following the contribution of assets by SUEZ of SUEZ Environnement Company on July 15, 2008, the latter set up a new tax consolidation group including all subsidiaries operating in the SUEZ Environnement division that were previously part of the SUEZ SA tax consolidation group, with retroactive effect from January 1, 2008;

•

based on the overall earnings outlook and further to the approval obtained by the French Department of Public Finance on November 25, 2008, SUEZ Environnement Company recognized €149 million in deferred tax assets at December 31, 2008, corresponding to tax loss carry-forwards transferred by the former SUEZ SA tax consolidation group;

•

these operations are only partially offset by the nuclear tax payable by electricity utilities in Belgium for 2008, totaling €222 million.

7.2 Income tax recorded directly in equity

At December 31, 2008, changes in deferred taxes recognized directly in equity resulting from actuarial gains and losses calculated over the period and changes in the fair value of financial instruments recorded through equity, amount to a positive €826.1 million, and can be analyzed as follows:

In millions of euros	Dec. 31, 2008	Change	Dec. 31, 2007	Dec. 31, 2006
Available-for-sale financial assets	(2.8)	79.7	(82.5)	(48.2)
Actuarial gains and losses	149.0	174.5	(25.5)	78.0
Net investment hedges	(15.2)	(28.8)	13.6	8.4
Cash flow hedges	467.0	597.5	(130.5)	(16.6)
TOTAL (EXCLUDING TRANSLATION ADJUSTMENTS)	598.0	822.9	(224.9)	21.6
Translation adjustments	(9.6)	3.2	(12.8)
TOTAL	588.4	826.1	(237.7)	21.6

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7.3 Deferred tax assets and liabilities

7.3.1 Analysis of the net deferred tax position recognized in the balance sheet (before netting off deferred tax assets and liabilities by tax entity), by type of temporary difference

In millions of euros	Balance sheet position at
	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Deferred tax assets
Net operating loss carry-forwards and tax credits	1,077.7	714.8	220.0
Pension obligations	1,028.0	599.9	697.9
Non-deductible provisions	458.0	256.4	370.8
Difference between the carrying amount of PPE and their tax bases	451.5	310.2	326.5
Measurement of financial instruments at fair value (IAS 32/39)	634.4	319.2	318.3
Other	801.9	403.6	540.0
TOTAL	4,451.5	2,604.1	2,473.5
Deferred tax liabilities
Fair value adjustments to PPE and intangible assets	(9,485.8)	(809.1)	(731.0)
Other differences between the carrying amount of PPE and their tax bases	(3,654.6)	(1,059.1)	(1,085.8)
Tax-driven provisions	(172.9)	(117.9)	(110.6)
Measurement of financial assets and liabilities at fair value (IAS 32/39)	(337.5)	(436.2)	(306.5)
Other	(728.8)	(740.4)	(813.1)
TOTAL	(14,379.6)	(3,162.7)	(3,047.0)
NET DEFERRED TAX ASSETS/(LIABILITIES)	(9,928.1)	(558.6)	(573.5)

The change in temporary differences recorded under liabilities is essentially attributable to the first-time consolidation of former Gaz de France entities, notably:

•

differences between the carrying amounts of property, plant and equipment and their tax bases (€2,036 million at December 31, 2008);

•

fair value adjustments to property, plant and equipment (€8,730 million at end-2008, including €7,655 million resulting from the measurement of the fair value of assets acquired and liabilities assumed in the business combination).

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In millions of euros	Impacts in the income statement
	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Deferred tax assets
Net operating loss carry-forwards and tax credits	(9.3)	450.2	31.7
Pension obligations	(30.3)	(3.8)	(16.4)
Non-deductible provisions	84.1	6.3	(43.5)
Difference between the carrying amount of PPE and their tax bases	(28.5)	25.3	(19.9)
Measurement of financial instruments at fair value (IAS 32/39)	195.2	(26.1)	82.0
Other	245.3	(69.4)	147.4
TOTAL BENEFIT OBLIGATIONS	456.5	382.6	181.3
Deferred tax liabilities
Fair value adjustments to PPE and intangible assets	(89.7)	38.4	9.6
Other differences between the carrying amount of PPE and their tax bases	27.2	(12.5)	(137.9)
Tax-driven provisions	(33.8)	(0.7)	6.7
Measurement of financial assets and liabilities at fair value (IAS 32/39)	(360.3)	37.2	(149.7)
Other	(41.8)	1.9	60.3
TOTAL	(498.4)	64.3	(211.0)
NET DEFERRED TAX ASSETS/(LIABILITIES)	(41.9)	446.9	(29.7)

Movements in deferred taxes recorded in the consolidated balance sheet, after netting off deferred tax assets and liabilities by tax entity, break down as follows:

In millions of euros	Assets	Liabilities	Net position
At December 31, 2006	871.0	(1,444.5)	(573.5)
At December 31, 2007	1,085.0	(1,643.6)	(558.6)
Impact on net income for the year	456.5	(498.4)	(41.9)
Impact of netting by tax entity	(2,239.4)	2,239.4	-
Other (*)	1,316.3	(10,643.8)	(9,327.5)
At December 31, 2008	618.4	(10,546.4)	(9,928.0)
(*) As indicated above, the bulk of these changes reflect the impact of the GDF SUEZ merger and in particular, the tax impacts resulting from the fair value measurement process.

7.3.2  Deductible temporary differences not recognized in the balance sheet

At December 31, 2008, unused tax loss carry-forwards not recognized in the balance sheet amounted to €1,223.7 million (€2,576.9 million at end-2007) in respect of ordinary tax losses (unrecognized deferred tax asset effect of €419.4 million). These loss carry-forwards are no longer applicable to entities in the GDF SUEZ tax consolidation group.

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The expiration dates for unrecognized tax loss carry-forwards are presented below:

In millions of euros	Ordinary tax losses
2009	93.4
2010	10.7
2011	11.0
2012	32.4
2013	136.0
2014 and beyond	940.2
TOTAL	1,223.7

The amount of other tax-deductible temporary differences not recorded in the balance sheet amounted to €879.4 million (unrecognized deferred tax asset effect of €289.5 million).

7.3.3 Unrecognized deferred taxes on taxable temporary differences relating to investments in subsidiaries, joint ventures and associates

No deferred tax liabilities are recognized on temporary differences when the Group is able to control the timing of their reversal and it is probable that the temporary difference will not reverse in the foreseeable future. Likewise, no deferred tax liabilities are recognized on temporary differences that do not result in any payment of tax when they reverse (in particular as regards tax-exempt capital gains on disposals of investments in Belgium and the elimination of capital gains tax in France with effect from January 1, 2007).

NOTE 8 EARNINGS PER SHARE

Owing to the reverse acquisition of Gaz de France by SUEZ, and in accordance with IFRS 3, the average number of shares outstanding used as the denominator in determining earnings per share was calculated by splitting 2008 into a pre-merger and post-merger period.

The number of shares outstanding for the periods prior to the transaction (2006, 2007 and the pre-merger portion of 2008) represents the number of shares issued by Gaz de France SA (considered the acquirer for legal purposes) in consideration for the contribution of SUEZ, adjusted for the impact of changes in the number of shares issued by SUEZ (considered as merged into Gaz de France for legal purposes) during these periods.

The denominator for the post-merger period is the average number of GDF SUEZ shares issued and outstanding.

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	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Numerator (in millions of euros)
Net income Group share	4,857.1	3,923.5	3,606.4
Denominator
Average number of shares outstanding (in millions)	1,630.1	1,211.9	1,204.0
Impact of dilutive instruments
• Bonus share plan reserved for employees	3.4	1.6	0.3
• Stock subscription and purchase plans reserved for employees	11.5	16.8	14.0
DILUTED AVERAGE NUMBER OF SHARES OUTSTANDING	1,645.0	1,230.2	1,218.3
Earnings per share (in euros)
Earnings per share	2.98	3.24	3.00
Diluted earnings per share	2.95	3.19	2.96

The spin-off of 65% of SUEZ Environnement had an automatically dilutive impact on Group earnings per share. The following table shows earnings per share calculated as if the Group had owned 35% of SUEZ Environnement for all periods presented:

	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Earnings per share including SUEZ Environnement contribution based on a 35% share	2.89	2.97	2.69
Diluted earnings per share including SUEZ Environnement contribution based on a 35% share	2.87	2.92	2.66

The dilutive instruments taken into account for calculating diluted earnings per share and the number of shares outstanding during the period are described in Note 24.

Stock options granted to employees in 2007 were not included in the calculation of diluted earnings per share since they are not in the money under current market conditions.

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NOTE 9 GOODWILLS

9.1 Movements in the carrying amount of goodwill

In millions of euros
A. GROSS AMOUNT
At December 31, 2006	13,587.7
Acquisitions	2,165.3
Disposals	(364.9)
Translation adjustments	(120.0)
Other	(202.2)
At December 31, 2007	15,065.9
Acquisitions	12,985.9
Disposals	(147.2)
Translation adjustments	(37.3)
Other	(128.7)
At December 31, 2008	27,738.6
B. IMPAIRMENT
At December 31, 2006	(183.0)
Impairment losses	(1.3)
Disposals	10.5
Translation adjustments	(0.6)
Other	11.3
At December 31, 2007	(163.2)
Impairment losses	(47.7)
Disposals	(19.3)
Translation adjustments	12.6
Other	(10.8)
At December 31, 2008	(228.3)
C. CARRYING AMOUNT = A + B
At December 31, 2006	13,404.7
At December 31, 2007	14,902.7
At December 31, 2008	27,510.3

Additions to goodwill in 2008 relate mainly to the acquisition of Gaz de France (€11,390 million), FirstLight (€657.2 million) and Senoko (€303.5 million) in the Energy Europe & International division. The calculation of the cost of the Gaz de France acquisition and its allocation to Gaz de France’s assets and liabilities are shown in Note 2 – “Main changes in Group structure”.

In 2007, goodwill was recognized mainly in the Energy France division on its acquisition of Compagnie du Vent (€633.9 million). Various companies in the Energy Europe & International business recognized goodwill on the transfer of the Supply business to Electrabel Consumer Solutions (ECS) for €212 million (Benelux-Germany), the acquisition of Windco for €46.2 million (Other Europe) and Ventus for €81.2 million (International). SUEZ Environnement recognized goodwill on various acquisitions carried out by Sita UK (€152.2 million) and Agbar (€72 million).

Goodwill arising on acquisitions of minority interests totaled €27.9 million versus €869.2 million at December 31, 2007, and related mainly to the 1.38% interest acquired in Electrabel (€331.2 million) and the binding commitment granted to Agbar minority shareholders within the scope of the public tender offer (€512.5 million). In the absence of specific IFRS guidance, goodwill is recognized as described in Note 1.4.4.1.

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Changes in the “Disposals” line (gross amount) relate mainly to the sale of Distrigas and Fluxys. In 2007, this caption included the sale of certain inter-municipal companies in the Brussels and Walloon regions for €62.9 million, and Agbar’s sale of Applus (€251.6 million).

Other changes in 2008 (gross amount) are linked to the decrease in goodwill recognized in 2007 on the binding commitment granted to Agbar minority shareholders. Ultimately, these shareholders did not respond favorably to the Group’s public tender offer for Agbar shares.

9.2 Goodwill segment information

The carrying amount of goodwill can be analyzed as follows by business segment:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Gaz de France	11,390.1	0.0	0.0
Energy France	1,104.1	984.4	697.4
Energy Benelux & Germany	9,084.1	9,223.6	8,614.3
Energy Europe	727.6	587.4	490.0
Energy International	1,482.7	476.1	428.9
Energy Europe & International	2,210.3	1,063.5	919.0
Global Gas & LNG	0.0	0.0	0.0
Infrastructures	0.0	103.6	104.0
Energy Services	786.9	707.2	682.5
SUEZ Environnement	2,910.1	2,738.6	2,305.4
Other	24.6	81.9	81.9
TOTAL	27,510.1	14,902.8	13,404.6

The analysis above is based on the business segments of the acquired entity rather than that of the acquirer. Pending the final allocation of Gaz de France goodwill to the CGUs and the operating segments (to be completed in line with the final calculation of goodwill), unallocated Gaz de France goodwill has not been assigned to the operating segments in the table above.

Excluding goodwill arising on the merger with Gaz de France (€11,390 million), the main goodwill balances relate to the following cash-generating units (CGUs): Electrabel Benelux (€9,010 million), Electrabel France (Compagnie du Vent, Shem and CNR for €964 million), Polaniec (€250 million), United Water (€493 million), Agbar (€650 million), Sita UK (€346 million), Sita France (€510 million), Sita Nederland BV (€234 million) and Sita Deutschland (€189 million).

These amounts are increased by goodwill resulting from the 2008 acquisitions of FirstLight (€695 million) and Senoko (€320 million).

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NOTE 10 INTANGIBLE ASSETS, NET

10.1 Movements in intangible assets

In millions of euros	Software	Intangible rights arising on concession contracts	Capacity entitlements	Other	Total
A. GROSS AMOUNT
At December 31, 2006	588	4,006	1,180	1,031	6,806
Acquisitions	46	150	0	82	278
Disposals	(29)	(16)	0	(28)	(72)
Translation adjustments	0	(32)	0	(49)	(81)
Changes in scope of consolidation	5	45	0	(7)	43
Other	(51)	(900)	0	946	(5)
At December 31, 2007	559	3,253	1,180	1,976	6,968
Acquisitions	214	204	1,210	691	2,320
Disposals	(29)	(26)	0	(40)	(95)
Translation adjustments	(9)	17	0	(16)	(8)
Changes in scope of consolidation	443	115	0	4,867	5,426
Other	25	9	0	22	55
At December 31, 2008	1,204	3,573	2,390	7,498	14,665
B. ACCUMULATED AMORTIZATION AND IMPAIRMENT
At December 31, 2006	(434)	(1,871)	(531)	(481)	(3,317)
Amortization/impairment	(55)	(113)	(24)	(92)	(283)
Disposals	29	14	0	24	67
Translation adjustments	(0)	17	0	30	46
Changes in scope of consolidation	(4)	(19)	0	(2)	(25)
Other	63	515	0	(536)	42
At December 31, 2007	(402)	(1,457)	(555)	(1,057)	(3,470)
Amortization/impairment	(115)	(141)	0	(299)	(555)
Disposals	29	20	0	32	81
Translation adjustments	5	(7)	0	(8)	(10)
Changes in scope of consolidation	(15)	(15)	0	(6)	(36)
Other	(33)	(7)	0	56	16
At December 31, 2008	(531)	(1,606)	(555)	(1,283)	(3,975)
C. CARRYING AMOUNT
At December 31, 2006	154	2,135	649	550	3,488
At December 31, 2007	158	1,796	625	919	3,498
At December 31, 2008	673	1,967	1,835	6,216	10,690

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Intangible assets acquired as a result of the merger with Gaz de France consist mainly of customer relationships, brands, and gas supply contracts. The fair value of these assets is set out in note 2 – “Main changes in Group structure”.

No impairment losses were recognized in 2008 (€2.7 million in 2007 and €3.6 million in 2006).

10.1.1 Intangible rights arising on concession contracts

The Group manages a large number of concessions as defined by SIC 29 covering drinking water distribution, water treatment, waste collection and treatment, and electricity distribution. The rights granted to concession operators are accounted for as intangibles (see note 22).

10.1.2 Capacity entitlements

The Group was involved in financing the construction of several power stations operated by third parties and in consideration, received the right to purchase a share of the output over the useful life of the assets. These rights are amortized over the useful life of the underlying assets, not to exceed 40 years. The Group currently holds entitlements in the Chooz B power plant in France, the MKV and HKV plants in Germany, and the virtual power production (VPP) plant in Italy. At December 31, 2008, the carrying amount of these entitlements was €1,835 million.

10.1.3 Other intangible assets

At end-2008, this caption chiefly relates to intangible assets acquired as a result of the merger with Gaz de France (€4,922 million), essentially comprising the Gaz de France brand, customer relationships and gas supply contracts.

Non-amortizable intangible assets amounted to €703.2 million at December 31, 2008 (€87.2 million at end-2007 and €18.8 million at end-2006). They relate in particular to water drawing rights and the Gaz de France brand recognized as part of the allocation of the cost of the business combination to the assets and liabilities of Gaz de France, and are held for an indefinite term.

10.2 Research and development costs

Research and development activities primarily relate to various studies regarding technological innovation, improvements in plant efficiency, safety, environmental protection, service quality and the use of energy resources.

Research and development costs with no specific contractual right of recovery are expensed as incurred. Excluding technical assistance costs, R&D costs amounted to €127.0 million in 2008 (€99.6 million and €86.0 million in 2007 and 2006, respectively).

Expenses related to in-house projects in the development phase that meet the definition of an intangible asset are not material.

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NOTE 11 PROPERTY, PLANT AND EQUIPMENT, NET

11.1 Movements in property, plant and equipment

In millions of euros	Land	Buildings	Plant and equipment	Vehicles	Capitalized dismantling costs	Assets in progress	Other	Total
A. GROSS AMOUNT
At December 31, 2006	1,744.1	5,089.3	31,555.5	1,534.0	732.0	1,803.7	2,633.7	45,092.3
Acquisitions	43.1	80.9	731.5	150.6	(0.0)	1,729.0	76.5	2,811.5
Disposals	(24.1)	(64.8)	(225.6)	(107.6)	(2.6)	0.0	(59.1)	(483.8)
Translation adjustments	(48.6)	67.4	(550.4)	(23.8)	(9.5)	(48.3)	(144.4)	(757.5)
Changes in scope of consolidation	79.9	306.8	636.2	16.3	6.0	267.3	30.0	1,342.6
Other	69.6	166.3	1,267.3	49.7	172.8	(1,467.6)	(151.3)	106.8
At December 31, 2007	1,864.0	5,646.0	33,414.6	1,619.2	898.8	2,284.1	2,385.4	48,111.9
Acquisitions	77.0	102.4	2,018.0	164.8	0.0	4,553.9	88.3	7,004.4
Disposals	(48.6)	(83.8)	(270.7)	(103.3)	(3.1)	7.0	(72.5)	(575.0)
Translation adjustments	(149.7)	(417.0)	(998.1)	(62.3)	(53.5)	(120.6)	(9.8)	(1,811.1)
Changes in scope of consolidation	157.1	1,981.7	31,756.5	(10.8)	14.3	2,568.0	81.5	36,548.4
Other	54.7	47.2	2,804.0	40.0	145.0	(2,257.1)	(1,166.9)	(333.2)
At December 31, 2008	1,954.3	7,276.5	68,724.3	1,647.6	1,001.4	7,035.3	1,306.0	88,945.5
B. ACCUMULATED DEPRECIATION AND IMPAIRMENT
At December 31, 2006	(864.5)	(1,716.0)	(18,674.7)	(1,054.1)	(619.8)	(42.6)	(1,117.8)	(24,089.5)
Depreciation	(70.2)	(259.4)	(1,171.7)	(133.1)	(12.1)	0.0	(89.1)	(1,735.7)
Impairment losses	(3.6)	(3.9)	(91.4)	(0.2)	0.0	(11.9)	(0.2)	(111.2)
Disposals	14.4	36.7	179.5	99.1	2.6	0.0	55.5	387.8
Translation adjustments	30.2	(16.2)	146.5	13.6	10.1	2.0	38.5	224.5
Changes in scope of consolidation	(2.0)	(26.9)	(183.5)	(9.3)	(6.0)	0.0	(6.4)	(234.2)
Other	(6.6)	(38.4)	27.7	1.6	(38.0)	11.9	85.1	43.3
At December 31, 2007	(902.3)	(2,024.1)	(19,767.7)	(1,082.5)	(663.3)	(40.6)	(1,034.3)	(25,514.8)
Depreciation	(69.0)	(309.7)	(2,046.9)	(288.9)	(34.0)	0.0	(78.8)	(2,827.2)
Impairment losses	(4.4)	(1.7)	(130.1)	(0.0)	0.0	(13.0)	(4.0)	(153.3)
Disposals	32.7	65.3	310.9	97.7	(0.9)	0.0	59.1	564.8
Translation adjustments	82.9	115.5	391.7	36.9	39.4	(1.1)	8.4	673.6
Changes in scope of consolidation	(4.4)	1.4	1,479.4	59.8	(6.3)	0.0	(18.6)	1,511.4
Other	0.1	52.6	(156.9)	139.6	(8.5)	21.6	233.6	282.2
At December 31, 2008	(864.4)	(2,100.7)	(19,919.6)	(1,037.4)	(673.6)	(33.1)	(834.6)	(25,463.3)
C. CARRYING AMOUNT
At December 31, 2006	879.6	3,373.4	12,880.7	480.0	112.2	1,761.1	1,515.9	21,002.9
At December 31, 2007	961.6	3,621.9	13,646.9	536.6	235.5	2,243.5	1,351.1	22,597.1
At December 31, 2008	1,089.9	5,175.8	48,804.7	610.2	327.8	7,002.2	471.5	63,482.1

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Property, plant and equipment acquired as a result of the merger with Gaz de France consist mainly of gas transmission, storage and distribution facilities in France, as well as exploration and production assets, representing net additions of €37,094 million. The fair value of these assets is set out in note 2 – “Main changes in Group structure”.

Other net changes in the scope of consolidation mainly reflect the positive impact of acquisitions by Tractebel Energia in Brazil (+ €710.1 million, chiefly for Ponte de Pedra) and Agbar (+ €114.3 million, mainly for Lavaqua), the acquisition of First Light Power Enterprises in the US (+ €676.0 million) and Senoko Power in Singapore (+ €250.5 million), and the first-half acquisition of Teesside in the UK, carried out jointly with Gaz de France (+ €265.4 million). Net changes in Group structure also reflect the negative impact of the sale of Distrigaz (- €256.7 million), the change from full consolidation to equity-accounting for Fluxys in Belgium (- €639.9 million), and the sale of Chehalis in the US (- €219.2 million).

The main translation losses recorded in relation to the gross amount of property, plant and equipment at December 31, 2008 concern the Brazilian real (- €749.8 million), the pound sterling (- €535.2 million) and the Norwegian korona (- €293.7 million).

Assets relating to the exploration and production of mineral resources included in the table above are detailed in note 19 – “Exploration & Production activities”.

11.2 Pledged and mortgaged assets

Items of property, plant and equipment pledged by the Group to guarantee borrowings and debt amount to €2,417.1 million at December 31, 2008 (€2,227.7 million at December 31, 2007 and €2,001.0 million at December 31, 2006).

11.3 Contractual commitments to purchase property, plant and equipment

In the ordinary course of their operations, some Group companies have also entered into commitments to purchase, and the related third parties to deliver, property, plant and equipment. These commitments relate mainly to orders of equipment, vehicles and material required for the construction of energy production units (power and co-generation plants) and for service agreements.

Firm commitments made by the Group to purchase property, plant and equipment amount to €5,168.6 million at December 31, 2008, compared with €4,469.7 million at December 31, 2007 and €1,790.5 million at December 31, 2006. The increase in this item essentially results from firm commitments to purchase property, plant and equipment in connection with the construction of new coal-fired power plant in Thailand, the first-time consolidation of former Gaz de France entities, offset by commitment consumptions during the period. The Group has also given various contractual investment commitments in a total amount of €1,228.6 million at December 31, 2008, versus €885 million at December 31, 2007 and €869.4 million at December 31, 2006.

11.4 Other information

Borrowing costs included in the cost of property, plant and equipment amount to €97.6 million at December 31, 2008, €36.2 million at end-2007 and €24.7 million at end-2006.

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NOTE 12 INVESTMENTS IN ASSOCIATES

12.1 Breakdown of investments in associates

In millions of euros	Carrying amount of investments in associates			Share in net income of associates
	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Belgian inter-municipal companies	670.4	893.2	866.8	174.8	365.3	235.3
Elia	(85.1)	(96.2)	(119.2)	26.7	25.1	21.1
Fluxys	240.4			31.0
GASAG	460.9			27.8
GTT	244.8			28.0
RETI Italia	277.0			1.0
SPE Group	515.0			(2.0)
Other	780.9	417.3	512.1	31.0	67.5	48.7
TOTAL	3,104.3	1,214.3	1,259.7	318.3	457.9	372.7

The main changes in 2008 arose on (i) the inclusion of Gaz de France associates in the scope of consolidation, and (ii) the change from full consolidation to equity-accounting for Fluxys following the sale of 12.5% of its share capital to Publigaz.

Dividends received by the Group from its associates amounted to €358.1 million in 2008 (€229.8 million in 2007 and €355.7 million in 2006).

Goodwill recognized by the Group on acquisitions of associates is also included in this item for a net amount of €311.0 million at end-2008 (€31.5 million at December 31, 2007 and €23.4 million at December 31, 2006).

12.2 Fair value of investments in listed associates

The net carrying amount of investments in listed associates was €171.5 million at December 31, 2008, compared to a negative €69.2 million at December 31, 2007 and a negative €27.6 million at December 31, 2006. The market value of these companies at year-end 2008 was €895.2 million (including Fluxys for €597.8 million) compared to €336.8 million at end-2007 and €463.5 million at end-2006.

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12.3 Key figures of associates

In millions of euros	Latest % interest	Total assets	Liabilities	Equity	Revenues	Net income
At December 31, 2008
Belgian inter-municipal companies (a) (e)		11,400.0	5,759.0	5,641.0	2,526.0	824.0
Elia	24.4	4,228.1	2,878.4	1,349.7	734.0	101.4
Fluxys (b)	44.8	2,664.4	1,377.8	1,286.6	592.2	111.0
GTT (c)	40.0	238.0	70.0	168.0	251.0	160.0
Reti Italia (c)	70.5	957.0	491.0	466.0	143.0	11.0
SPE group (c)	25.5	1,830.0	794.0	1,036.0	2455.0	22.0
At December 31, 2007
Belgian inter-municipal companies (b) (e)		11,871.0	5,762.0	6,109.0	3,561.0	663.0
Elia	24.4	3,975.8	2,630.7	1,345.1	718.8	81.6
At December 31, 2006
Belgian inter-municipal companies (e)		11,871.0	5,762.0	6,109.0	3,561.0	663.0
Compagnie Nationale du Rhône	47.9				798.9	135.3
Elia	27.5	3,899.5	2,593.5	1,306.0	690.9	76.9

(a)

The latest available data at the balance sheet date concerns 2007.

(b)

Based on data published by Fluxys prepared in accordance with Fluxys accounting policies.

(c)

Full-year 2008 data.

(d)

The latest available data at the balance sheet date concerns 2006.

(e)

Based on the combined financial data of the Belgian inter-municipal companies, which have been restated in accordance with IFRS.

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NOTE 13 INVESTMENTS IN JOINT VENTURES

Contributions of the main joint ventures to the Group’s consolidated financial statements are as follows:

In millions of euros	Consolidation percentage	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income
At December 31, 2008
Acea/Electrabel group	40.6 (a)	515.6	762.7	810.9	165.5	1,298.8	(17.1)
Hisusa group	51.0 (b)	1,170.7	2,624.1	1,152.9	733.3	1,623.3	126.6
Senoko	30.0	80.9	650.7	141.1	65.1	143.7	6.2
Tirreno Power	35.0	120.1	543.8	125.4	392.0	396.0	30.2
EFOG	22.5	145	134	2	61	105	70
Gasélys	51.0	3,662	8	3,885	15	98	57
SPP group	24.5	257	1,986	106	150	366	71
At December 31, 2007
Acea/Electrabel group	40.6 (a)	477.3	751.5	739.6	167.1	1,036.0	0.7
Hisusa group	51.0 (b)	964.9	3,130.8	752.9	1,371.6	1,763.3	243.6
Tirreno Power	35.0	140.8	547.9	142.3	391.7	308.1	51.2
At December 31, 2006
Acea/Electrabel group	40.6 (a)	402.9	675.1	606.2	156.8	1,132.9	7.4
Hisusa group	51.0 (b)	792.8	2,705.3	770.3	1,072.2	1,712.9	214.6
Tirreno Power	35.0	115.0	513.3	199.8	299.0	291.8	16.5
(a) Percentage of consolidation applicable to the holding companies. (b) Includes Agbar, which is fully consolidated by Hisusa, itself proportionately consolidated by GDF SUEZ based on a 51% interest.

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NOTE 14 FINANCIAL INSTRUMENTS

14.1 Financial assets

The Group’s financial assets are broken down into the following categories:

In millions of euros	Dec. 31, 2008			Dec. 31, 2007	Dec. 31, 2006
	Non-current	Current	Total	Total	Total
Available-for-sale securities	3,309.0		3,309.0	4,120.7	2,816.5
Loans and receivables carried at amortized cost	3,575.4	28,556.7	32,132.1	17,594.7	15,996.5
Loans and receivables carried at amortized cost (excluding trade and other receivables)	2,303.5	1,346.4	3,650.0	2,438.3	2,468.9
Trade and other receivables, net		22,729.3	22,729.3	11,869.3	10,412.2
Other assets	1,271.8	4,481.0	5,752.8	3,287.0	3,115.4
Financial assets at fair value through income	2,893.4	10,208.8	13,102.2	5,822.9	5,165.7
Derivative instruments	2,893.4	9,439.9	12,333.3	4,503.4	4,332.7
Financial assets at fair value through income (excluding derivatives)		768.9	768.9	1,319.5	833.0
Cash and cash equivalents		9,049.3	9,049.3	6,720.2	7,946.3
TOTAL	9,777.8	47,814.8	57,592.6	34,258.5	31,925.0

14.1.1 Available-for-sale securities

In millions of euros
At December 31, 2006	2,816.5
At December 31, 2007	4,120.7
Acquisitions	475.1
Disposals	(96.0)
Changes in fair value recorded in equity	(612.0)
Changes in fair value recorded in income	(566.3)
Changes in scope of consolidation, foreign currency translation and other changes	(12.6)
At December 31, 2008	3,309.0

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The Group’s available-for-sale securities amounted to €3,309 million at December 31, 2008, breaking down as €1,071.3 million of listed securities and €2,237.7 million of unlisted securities.

Listed securities are measured based on their market price at year-end.

The methods used to measure unlisted securities are essentially as follows:

•

recent market transactions;

•

discounted dividends and/or cash flows;

•

net asset value.

The Group reviewed the value of its available-for-sale securities on a case-by-case basis, in order to determine whether, based on all available information and in light of the current market environment, any impairment losses should be recognized. Given the downturn in equity markets and uncertainty regarding the timing of any recovery in the Gas Natural share price, the Group has recognized an impairment loss of €513 million on Gas Natural shares.

Gains and losses on available-for-sale securities recognized in equity or income were as follows:

In millions of euros	Dividends	Remeasurement			Net gains and losses on disposals
		Change in fair value	Foreign currency translation	Impairment
Equity (*)	-	(690.0)	28.4	-	-
Income	219.6	(25.4)		(540.9)	42.3
TOTAL AT DECEMBER 31, 2008	219.6	(715.4)	28.4	(540.9)	42.3
Equity (*)	-	374.1	(58.2)	-	-
Income	202.4	25.4	-	(40.1)	(59.1)
TOTAL AT DECEMBER 31, 2007	202.4	399.5	(58.2)	(40.1)	(59.1)
Equity (*)	-	287.9	(50.2)	-	-
Income	288.7	12.5	-	(41.0)	468.1
TOTAL AT DECEMBER 31, 2006	288.7	300.4	(50.2)	(41.0)	468.1
(*) Excluding the tax effect.

14.1.2 Loans and receivables at amortized cost

In millions of euros	Dec. 31, 2008			Dec. 31, 2007	Dec. 31, 2006
	Non-current	Current	Total	Total	Total
Loans and receivables carried at amortized cost (excluding trade and other receivables)	2,303.5	1,346.4	3,650.0	2,438.3	2,468.9
Loans granted to affiliated companies	1,444.2	1,254.7	2,698.9	1,816.3	1,648.8
Other receivables carried at amortized cost	21.0		21.0	31.2	217.0
Amounts receivable under concession contracts	298.4	19.5	317.9	209.7	236.3
Amounts receivable under finance leases	539.9	72.2	612.1	381.1	366.8
Trade and other receivables, net		22,729.3	22,729.3	11,869.3	10,412.2
Other assets	1,271.8	4,481.0	5,752.8	3,287.0	3,115.4
Reimbursement rights	405.1	38.6	443.7	488.9	564.5
Tax receivables		2,818.8	2,818.8	1,229.8	923.1
Other receivables	866.8	1,623.6	2,490.4	1,568.3	1,627.8
TOTAL	3,575.4	28,556.7	32,132.1	17,594.6	15,996.6

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In millions of euros	Dec. 31, 2008			Dec. 31, 2007			Dec. 31, 2006
	Gross	Allowance and impairment	Net	Gross	Allowance and impairment	Net	Gross	Allowance and impairment	Net
Loans and receivables carried at amortized cost (excluding trade and other receivables)	4,124.3	(474.4)	3,650.0	2,739.1	(300.8)	2,438.3	2,826.7	(357.8)	2,468.9
Trade and other receivables	23,709.0	(979.7)	22,729.3	12,381.2	(511.9)	11,869.3	10,971.0	(558.7)	10,412.2
Other assets	5,897.4	(132.9)	5,752.8	3,376.7	(89.7)	3,287.0	3,216.4	(101.0)	3,115.4
TOTAL	33,730.7	(1,587.0)	32,132.1	18,497.1	(902.4)	17,594.6	17,014.1	(1,017.5)	15,996.6

The increase in trade and other receivables under both the gross value and allowance and impairment columns mainly reflects the first-time consolidation of Gaz de France and its subsidiaries. Given the financial position of some of its counterparties in the second half of the year, the Group recognized an impairment loss against its financial assets (loans and receivables at amortized cost) for a total amount of €129.3 million, in order to reduce the carrying value of the assets concerned to their recoverable amount as estimated based on observable market data.

Net income and expenses recognized in the consolidated income statement with regard to loans and receivables carried at amortized cost break down as follows:

In millions of euros	Interest income	Remeasurement
		Foreign currency translation	Impairment
At December 31, 2008	936.9	7.4	(363.8)
At December 31, 2007	872.5	(2.3)	72.0
At December 31, 2006	869.5	(5.4)	(40.1)

Loans granted to affiliated companies

“Loans granted to affiliated companies” primarily include the receivable due to the Group from its associate, ESO/Elia, in a net amount of €808.4 million at December 31, 2008 (unchanged from end-2007 and end-2006).

Trade and other receivables

On initial recognition, trade and other receivables are recorded at fair value, which generally corresponds to their nominal value. Impairment losses are recorded based on the estimated risk of non-recovery. The carrying amount of trade and other receivables represents a reasonable estimate of fair value.

Other assets

Other assets at December 31, 2008 include reimbursement rights comprising:

•

Electrabel’s reimbursement rights relating to pension obligations for employees of the distribution business of Walloon mixed inter-municipal companies (€296.5 million, including a current portion of €35.5 million). Reimbursement rights arise because Electrabel makes its personnel available to the inter-municipal companies for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal companies based on actual costs. Electrabel’s pension obligations regarding these employees are now included within liabilities under provisions for pensions and other employee benefit obligations. The matching entry is a reimbursement right in respect of the inter-municipal companies for a similar amount;

•

insurance policies taken out with Contassur, a related party, in order to finance certain Group pension obligations, representing €147.2 million.

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14.1.3 Financial assets at fair value through income

In millions of euros	Dec. 31, 2008			Dec. 31, 2007	Dec. 31, 2006
	Non-current	Current	Total	Total	Total
Derivative instruments	2,893.4	9,439.9	12,333.3	4,503.4	4,332.7
Derivatives hedging borrowings	964.9	146.5	1,111.4	715.4	590.7
Derivatives hedging commodities	1,762.3	9,217.7	10,980.0	3,685.6	3,650.6
Derivatives hedging other items	166.2	75.7	241.9	102.4	91.4
Financial assets at fair value through income (excluding derivatives)	0.0	768.9	768.9	1,319.5	833.0
Financial assets qualifying as at fair value through income		720.8	720.8	1,272.0	833.0
Financial assets designated as at fair value through income		48.1	48.1	47.5	0.0
TOTAL	2,893.4	10,208.8	13,102.2	5,822.9	5,165.7

Commodity derivatives and derivatives hedging borrowings and other items are set up as part of the Group’s risk management policy and are analyzed in note 15.

Financial assets qualifying as at fair value through income are mainly UCITS held for trading purposes and intended to be sold in the near term. They are included in the calculation of the Group’s net debt (see note 14.3).

Gains on financial assets held for trading purposes totaled €58.3 million in 2008.

Gains and losses arising on financial assets at fair value through income were not material in 2008.

14.1.4 Cash and cash equivalents

The Group’s financial risk management policy is described in sections 4 and 20 (note 15) of the 2008 Reference Document.

At December 31, 2008, no counterparty represented more than 11% of cash investments.

Cash and cash equivalents totaled €9,049.3 million at December 31, 2008, compared with €6,720.2 million at end-2007 and €7,946.3 million at end-2006.

This caption includes restricted cash of €184.4 million at December 31, 2008 (€205.6 million at December 31, 2007 and €138 million at December 31, 2006).

Income recognized in respect of cash and cash equivalents came to €260.7 million for the year to December 31, 2008.

Financial assets pledged as collateral

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Financial assets pledged as collateral	1,084.5	1,125.8	780.6

This item includes equity instruments and, to a lesser extent, trade receivables pledged to guarantee borrowings and debt.

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14.2 Financial liabilities

Financial liabilities are recognized in:

•

“Other liabilities carried at amortized cost” (borrowings and debt, trade and other payables, and other financial liabilities);

•

“Financial liabilities at fair value through income” (derivative instruments).

The Group’s financial liabilities are classified under the following categories at December 31, 2008:

In millions of euros	Dec. 31, 2008			Dec. 31, 2007	Dec. 31, 2006
	Non- current	Current	Total	Total	Total
Borrowings and debt	24,200.4	14,641.0	38,841.4	21,655.8	19,679.1
Derivative instruments	2,889.6	9,472.4	12,362.0	4,002.8	4,081.2
Trade and other payables		17,914.7	17,914.7	10,038.1	9,209.4
Other financial liabilities	859.1		859.1	778.0	467.5
TOTAL	27,949.1	42,028.1	69,977.2	36,474.6	33,437.2

14.2.1 Borrowings and debt

In millions of euros	Dec. 31, 2008			Dec. 31, 2007	Dec. 31, 2006
	Non- current	Current	Total	Total	Total
Bond issues	11,292.5	2,426.1	13,718.6	9,308.1	9,632.7
Commercial paper		8,665.5	8,665.5	2,179.0	1,650.7
Drawdowns on credit facilities	2,688.5	428.4	3,116.9	1,706.3	1,082.1
Liabilities under finance leases	1,347.4	185.0	1,532.4	1,126.7	1,194.4
Other bank borrowings	7,151.1	807.5	7,958.6	4,252.3	4,135.0
Other borrowings	1,549.8	504.8	2,054.6	1,481.2	682.5
TOTAL BORROWINGS	24,029.3	13,017.3	37,046.6	20,053.6	18,377.5
Bank overdrafts and current accounts		1,223.2	1,223.2	1,500.1	1,121.9
OUTSTANDING BORROWINGS	24,029.3	14,240.5	38,269.8	21,553.7	19,499.4
Impact of measurement at amortized cost	113.6	305.9	419.5	128.7	162.6
Impact of fair value hedge	57.5	94.6	152.1	(26.6)	17.1
BORROWINGS AND DEBT	24,200.4	14,641.0	38,841.4	21,655.8	19,679.1

The fair value of borrowings and debt amounted to €39,048.9 million at December 31, 2008, compared with a carrying amount of €38,841.4 million.

Gains and losses on borrowings and debt recognized in income (mainly comprising interest) are detailed in note 6.

Borrowings and debt are analyzed in note 14.3.

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14.2.2 Derivative instruments

Derivative instruments recorded in liabilities are measured at fair value and break down as follows:

In millions of euros	Dec. 31, 2008			Dec. 31, 2007	Dec. 31, 2006
	Non- current	Current	Total	Total	Total
Derivatives hedging borrowings	790.8	234.0	1,024.9	191.2	139.5
Derivatives hedging commodities	2,025.2	9,169.2	11,194.4	3,715.2	3,915.7
Derivatives hedging other items	73.6	69.1	142.7	96.4	26.0
TOTAL	2,889.6	9,472.4	12,362.0	4,002.8	4,081.2

These instruments are put in place as part of the Group’s risk management policy and are analyzed in note 15.

14.2.3 Trade and other payables

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Trade payables	14,482.8	8,305.7	7,470.0
Advances and down-payments received	1,019.8	644.5	601.0
Payable on fixed assets	1,743.8	374.4	304.3
Concession liabilities	22.7	21.4	133.6
Capital renewal and replacement liabilities	645.7	692.1	700.4
TOTAL	17,914.7	10,038.1	9,209.4

The carrying amount of trade and other payables represents a reasonable estimate of fair value.

14.2.4 Other financial liabilities

Other financial liabilities break down as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Payables related to acquisitions of securities	722.7	641.5	331.1
Other	136.4	136.4	136.4
TOTAL	859.1	778.0	467.5

Other financial liabilities chiefly relate to liabilities in respect of various counterparties resulting from put options granted by the Group to minority shareholders of fully consolidated companies. These commitments to purchase equity instruments from minority shareholders have therefore been recognized under liabilities (see note 1.4.10.2.2), and concern:

•

33.20% of the capital of Compagnie Nationale du Rhône (CNR);

•

43.16% of the capital of Compagnie du Vent;

•

40% of the capital of Energie Investimenti.

Minority shareholders of CNR may only exercise their options if the French Murcef law is abolished. Minority shareholders of Compagnie du Vent may exercise their options in several phases beginning in 2011.

Electrabel also holds call options on the same shares, as part of the agreements entered into by the parties.

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14.3 Net debt

In millions of euros	Dec. 31, 2008			Dec. 31, 2007			Dec. 31, 2006
	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
Outstanding borrowings and debt	24,029.3	14,240.5	38,269.8	14,597.2	6,956.5	21,553.7	13,031.4	6,468.0	19,499.4
Impact of measurement at amortized cost	113.6	305.9	419.5	(42.8)	171.4	128.6	(45.0)	207.6	162.6
Impact of fair value hedge (a)	57.5	94.6	152.1	(28.5)	1.9	(26.6)	14.2	2.9	17.1
BORROWINGS AND DEBT	24,200.4	14,641.0	38,841.4	14,526.0	7,129.8	21,655.7	13,000.6	6,678.5	19,679.1
Derivative instruments hedging borrowings under liabilities (b)	790.8	234.0	1,024.9	182.4	8.8	191.2	122.8	16.7	139.5
GROSS DEBT	24,991.2	14,875.1	39,866.3	14,708.4	7,138.6	21,847.0	13,123.4	6,695.2	19,818.6
Financial assets at fair value through income	0.0	(768.9)	(768.9)	0.0	(1,319.5)	(1,319.5)	0.0	(833.0)	(833.0)
Cash and cash equivalents	0.0	(9,049.3)	(9,049.3)	0.0	(6,720.2)	(6,720.2)	0.0	(7,946.3)	(7,946.3)
Derivative instruments hedging borrowings under assets (b)	(964.9)	(146.5)	(1,111.4)	(701.3)	(14.1)	(715.4)	(570.0)	(20.7)	(590.7)
NET CASH	(964.9)	(9,964.7)	(10,929.6)	(701.3)	(8,053.7)	(8,755.0)	(570.0)	(8,800.0)	(9,370.0)
NET DEBT	24,026.3	4,910.4	28,936.7	14,007.1	(915.1)	13,091.9	12,553.4	(2,104.8)	10,448.6
Outstanding borrowings and debt	24,029.3	14,240.5	38,269.8	14,597.2	6,956.5	21,553.7	13,031.4	6,468.0	19,499.4
Financial assets at fair value through income	0.0	(768.9)	(768.9)	0.0	(1,319.5)	(1,319.5)	0.0	(833.0)	(833.0)
Cash and cash equivalents	0.0	(9,049.3)	(9,049.3)	0.0	(6,720.2)	(6,720.2)	0.0	(7,946.3)	(7,946.3)
NET DEBT EXCLUDING THE IMPACT OF DERIVATIVE INSTRUMENTS AND AMORTIZED COST	24,029.3	4,422.3	28,451.6	14,597.2	(1,083.2)	13,514.1	13,031.4	(2,311.3)	10,720.1

(a)

This item corresponds to the revaluation of the interest rate component of debt in a designated fair value hedging relationship.

(b)

This item represents the fair value of debt-related derivatives irrespective of whether or not they are designated as hedges. It also includes instruments designated as net investment hedges (see notes 14.1.3 and 14.2.2).

14.3.1 Change in gross debt

In the last quarter of 2008, GDF SUEZ SA carried out a series of bond issues for a total of €3,665 million, of which €1,400 million falls due in January 2014, €1,200 million in January 2019, GBP 500 million (€525 million) in October 2028, and CHF 625 million (€421 million) in December 2012.

In 2008, changes in the scope of consolidation led to an increase of €6,779 million in gross debt, while foreign currency translation increased gross debt by €231 million.

14.3.2  Debt/equity ratio

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Net debt	28,936.7	13,091.9	10,448.6
Total equity	62,818.3	24,860.8	22,563.8
DEBT/EQUITY RATIO	46.1%	52.7%	46.3%

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NOTE 15 MANAGEMENT OF RISKS ARISING FROM FINANCIAL INSTRUMENTS

The Group mainly uses derivative instruments to manage its exposure to counterparty, liquidity and market risks.

15.1 Management of risks arising from financial instruments (excluding commodity instruments)

15.1.1 Counterparty risk

The Group is exposed to counterparty risk on its operating activities, cash investing activities and interest rate and foreign exchange derivative instruments.

To manage counterparty risk arising on operating activities, the Group has put in place monitoring procedures adapted to the characteristics of the counterparties concerned (private corporations, individuals, public authorities). Customers representing a significant counterparty for the Group are covered by procedures applicable to the financial activities described below, thereby providing broad-ranging oversight of the corresponding counterparty risk.

To manage counterparty risk arising on its financing activities, the Group has put in place risk management and control procedures adapted to the specific characteristics and cash requirements of the Group. Counterparties are selected based on an accreditation procedure which looks at external credit ratings and financial structure. Counterparty risk exposure limits are monitored on a daily basis by the front office. The Group also draws on a structured legal framework based on master agreements (including netting clauses) and collateralization contracts (margin calls), allowing it to minimize its exposure to counterparty risk.

The Group’s maximum exposure to counterparty risk should be assessed based on the carrying amount of financial assets (excluding available-for-sale securities) and on the fair value of derivatives recognized within assets in its balance sheet.

Operating activities

Counterparty risk arising from trade receivables

Past-due trade and other receivables are analyzed below:

Trade and other receivables	Past due assets not impaired at the balance sheet date				Impaired assets	Assets neither impaired nor past due	Total
In millions of euros	0-6 months	6-12 months	More than 1 year	Total	Total	Total
At December 31, 2008	3,370.8	354.7	328.6	4,054.1	980.4	18,674.4	23,709.0
At December 31, 2007	1,769.0	181.2	240.6	2,190.8	513.4	9,676.9	12,381.1

The age of receivables that are past due but not impaired may vary significantly depending on the type of customer with which the Group does business (private corporations, individuals or public authorities). The Group decides whether to recognize impairment on a case-by-case basis according to the characteristics of the customer concerned. The Group does not consider that it is exposed to any material concentration of risk in respect of receivables.

Counterparty risk arising from other assets

Other assets, including tax receivables and reimbursement rights, are neither past due nor impaired. The Group does not consider that it is exposed to any counterparty risk on these assets (see note 14.1.2).

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Financing activities

Counterparty risk arising from loans and receivables carried at amortized cost (excluding trade and other receivables)

The balance of outstanding past-due loans and receivables carried at amortized cost (excluding trade and other receivables) is analyzed below:

Loans and receivables carried at amortized cost (excluding trade and other receivables)	Past due assets not impaired at the balance sheet date				Impaired assets	Assets neither impaired nor past due	Total
In millions of euros	0-6 months	6-12 months	More than 1 year	Total	Total	Total
At December 31, 2008	666.1	64.3	18.3	748.7	531.5	2,895.1	4,175.3
At December 31, 2007	7.0	4.8	222.8	234.6	286.1	2,299.8	2,820.5

The balance of outstanding loans and receivables carried at amortized cost (excluding trade and other receivables) does not include impairment losses and changes in fair value and in amortized cost, which came to €(474.4) million, €(64.8) million and €13.9 million, respectively, at December 31, 2008, versus €(300.8) million, €(83.3) million and €1.9 million at December 31, 2007. Changes in these items are presented in note 14.1.2 – “Loans and receivables carried at amortized cost”.

Counterparty risk arising from investing activities

The Group is exposed to credit risk arising from investments of surplus cash (excluding loans to non-consolidated companies) and from its use of derivative financial instruments. Credit risk reflects the risk that one party to a transaction will cause a financial loss for the other party by failing to discharge a contractual obligation. In the case of financial instruments, counterparty risk arises on instruments with a positive fair value.

At December 31, 2008, total outstandings exposed to credit risk amounted to €10,161 million. Investment grade counterparties (rated at least BBB- by Standard & Poor’s or Baa3 by Moody’s) represent 87% of the exposure. The remaining exposure arises on either unrated (9%) or non-investment grade counterparties (4%). The bulk of exposure to unrated or non-investment grade counterparties arises within consolidated companies comprising minority interests, or within Group companies operating in emerging countries, where cash cannot be pooled and is therefore invested locally.

At December 31, 2008, no single counterparty represented more than 12% of cash investments.

15.1.2 Liquidity risk

The Group’s financing policy is based on:

•

centralizing external financing;

•

diversifying sources of financing between credit institutions and capital markets;

•

achieving a balanced debt repayment profile.

The centralization of financing needs and cash flow surpluses for the Group is provided by its financing vehicles (long-term and short-term) and its cash pooling vehicles.

Short-term cash requirements and cash surpluses are managed by dedicated financial vehicles in Paris and in Luxembourg (SUEZ Finance SA, Tractebel Cash Management Services, Electrabel Finance & Treasury Management) for Europe, and in Houston, Texas for North America. These vehicles centralize virtually all of the cash requirements and surpluses of the companies controlled by the Group. A project to converge existing cash pooling arrangements within SUEZ and Gaz de France has been in progress since the merger, and should be completed in 2009, along with the automation of cash pooling in certain other countries such as the US, the UK and Italy.

The Group seeks to diversify its long-term sources of financing by carrying out public or private bond issues within the scope of its Euro Medium Term notes program. It also issues commercial paper in France and Belgium, as well as in the United States.

Since the merger, long-term capital markets have been accessed chiefly by the parent company GDF SUEZ in connection with the Group’s new bond issues, and by GDF SUEZ and Electrabel in connection with commercial paper.

At December 31, 2008, bank loans accounted for 40% of gross debt (excluding overdrafts and the impact of derivatives and amortized cost), while the remaining debt was raised on capital markets (including €13,719 million in bonds, or 37% of gross debt). Commercial paper represented 23% of gross debt, or €8,666 million at December 31, 2008 (see note 14.2.1). As commercial paper is relatively inexpensive and highly liquid, it is used by the Group in a cyclical or structural fashion to finance its short-term cash requirements. However, outstanding commercial paper is backed by confirmed bank lines of credit so that the Group could continue to finance its activities if access to this financing source were to dry up.

The Group’s liquidity is based on maintaining cash and cash equivalents and access to confirmed credit facilities. These facilities are appropriate for the scale of its operations and for the timing of contractual debt repayments. Confirmed credit facilities had been granted for a total of €14,522 million at December 31, 2008, of which €3,117 million had been drawn down. 83% of total credit lines and 88% of undrawn facilities are centralized. None of these facilities contain a default clause linked to covenants or minimum credit ratings.

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Cash and cash equivalents (net of overdrafts) amounted to €8,595 million at December 31, 2008. Cash surpluses managed by special-purpose vehicles are pooled as part of the Group’s single liquidity policy.

Following the onset of US subprime crisis in summer 2007, virtually all cash surpluses were invested in term deposits with banks and standard money market funds.

The interbank liquidity crunch in fourth-quarter 2008 and the ensuing rise in counterparty risk led the Group to immediately adjust its investment policy in order to maximize liquidity. At December 31, 2008, 98% of cash pooled was invested in overnight bank deposits and standard money market funds with daily liquidity. These instruments are monitored on a daily basis and are subject to rules-based management.

Unpooled cash surpluses are invested in instruments selected on a case-by-case basis in light of local financial market imperatives and the financial strength of the counterparties concerned.

15.1.2.1 Undiscounted contractual payments

At December 31, 2008, undiscounted contractual payments on outstanding borrowings break down as follows by maturity:

At December 31, 2008	Total	2009	2010	2011	2012	2013	Beyond 5 years
In millions of euros
Bond issues	13,718.6	2,426.2	1,030.8	540.8	793.6	1,299.2	7,628.1
Commercial paper	8,665.5	8,665.5	0.0	0.0	0.0	0.0	0.0
Drawdowns on credit facilities	3,117.0	428.4	496.5	0.1	2,085.0	0.1	106.9
Liabilities under finance leases	1,532.4	185.0	133.2	134.4	140.3	153.8	785.7
Other bank borrowings	7,958.6	807.5	1,262.3	664.4	674.0	1,083.7	3,466.7
Other borrowings	2,054.5	504.7	440.6	43.2	414.4	48.2	603.4
Bank overdrafts and current accounts	1,223.2	1,223.1	0.0	0.0	0.0	0.0	0.0
OUTSTANDING BORROWINGS	38,269.9	14,240.5	3,363.4	1,382.8	4,107.3	2,585.0	12,590.8
Contractual undiscounted cash flows on interest payments	9,316.9	1,190.4	1,079.0	921.7	875.5	830.0	4,420.3
TOTAL	47,586.8	15,430.9	4,442.4	2,304.6	4,982.8	3,415.0	17,011.0

At December 31, 2007	Total	2008	2009	2010	2011	2012	Beyond 5 years
In millions of euros
Outstanding borrowings	21,553.7	6,956.5	3,120.6	2,748.8	1,269.1	1,036.7	6,422.0
Undiscounted contractual interest payments	5,087.9	960.1	764.0	566.1	406.4	348.4	2,042.9
TOTAL	26,641.6	7,916.6	3,884.6	3,314.9	1,675.6	1,385.1	8,464.9

At December 31, 2006	Total	2007	2008	2009	2010	2011	Beyond 5 years
In millions of euros
Outstanding borrowings	19,499.4	6,468.2	931.8	3,760.3	2,715.0	664.3	4,959.8

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At December 31, 2008, undiscounted contractual payments on outstanding derivatives (excluding commodity instruments) recognized in assets and liabilities break down as follows by maturity (net amounts):

At December 31, 2008	Total	2009	2010	2011	2012	2013	Beyond 5 years
In millions of euros
Derivatives (excluding commodity instruments)	540.7	(340.7)	74.9	225.7	62.7	82.0	436.1

At December 31, 2007	Total	2008	2009	2010	2011	2012	Beyond 5 years
In millions of euros
Derivatives (excluding commodity instruments)	78.0	136.8	(207.9)	70.0	(9.6)	(0.6)	89.3

To better reflect the economic substance of these transactions, the cash flows linked to the derivatives recognized in assets and liabilities shown in the table above relate to net positions.

The maturities of the Group’s undrawn credit facility programs are analyzed in the table below:

Confirmed undrawn credit facility programs
In millions of euros
	2009	2010	2011	2012	2013	Beyond 5 years	Total
At December 31, 2008	1,227.8	1,478.6	335.1	7,061.2	135.7	1,167.1	11,405.4
	2008	2009	2010	2011	2012	Beyond 5 years	Total
At December 31, 2007	743.7	284.5	1,685.1	210.0	5,950.0	182.4	9,055.8
	2007	2008	2009	2010	2011	Beyond 5 years	Total
At December 31, 2006	705.2	78.2	170.2	1,683.2	154.6	5,774.8	8,566.2

Of these undrawn programs, €8,666 million are allocated to covering issues of commercial paper.

Undrawn confirmed credit lines include a €4,500 million syndicated loan maturing in 2012, and several bilateral credit lines falling due in 2010. These facilities are not subject to any covenants or credit rating requirements.

At December 31, 2008, no single counterparty represented more than 9% of the Group’s confirmed undrawn credit lines.

15.1.3 Market risk

15.1.3.1 Currency risk

The Group is exposed to financial statement translation risk due to the geographical spread of its activities: its balance sheet and income statement are impacted by changes in exchange rates upon consolidation of the financial statements of its foreign subsidiaries outside the eurozone. Exposure to translation risk results essentially from net assets held by the Group in the United States, Brazil, Thailand, Poland, Norway and the United Kingdom (see note 3.2).

The Group’s hedging policy for translation risk with regard to investments in non-eurozone currencies consists of contracting liabilities denominated in the same currency as the cash flows expected to flow from the hedged assets.

Contracting a liability in the same currency is the most natural form of hedging, although the Group also enters into foreign currency derivatives which allow it to artificially recreate foreign currency debt. These include cross-currency swaps, currency swaps and currency options.

This policy is not applied, however, when the cost of the hedge (corresponding basically to the interest rate of the foreign currency concerned) is too high. This is the case in Brazil where the Group has opted for “catastrophe hedges”, a type of insurance against a collapse in the value of the Brazilian real (risk of an abrupt temporary decline in the currency value) because of (i) the excessively high interest rate spread, and (ii) the indexation of local revenues.

An analysis of market conditions is performed on a monthly basis for the US dollar and the pound sterling, and reviewed as appropriate for emerging countries so that any sudden sharp fall in the value of a currency can be anticipated. The hedging ratio of the assets is periodically reviewed in light of market conditions and whenever assets have been acquired or sold. Management must approve in advance any transaction that may cause this ratio to change significantly.

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The following tables present a breakdown by currency of gross debt and net debt, before and after hedging:

Analysis of financial instruments by currency

Gross debt

	Dec. 31, 2008		Dec. 31, 2007		Dec. 31, 2006
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
EUR zone	75%	67%	77%	65%	78%	64%
USD zone	11%	19%	10%	18%	10%	20%
GBP zone	2%	1%	1%	4%	2%	5%
Other currencies	12%	13%	12%	12%	10%	11%
TOTAL	100%	100%	100%	100%	100%	100%

Net debt

	Dec. 31, 2008		Dec. 31, 2007		Dec. 31, 2006
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
EUR zone	73%	63%	76%	57%	73%	48%
USD zone	13%	23%	12%	25%	15%	32%
GBP zone	2%	1%	2%	6%	2%	7%
Other currencies	12%	13%	11%	11%	10%	12%
TOTAL	100%	100%	100%	100%	100%	100%

Foreign currency derivatives

Derivatives used to hedge currency risk are presented below.

In millions of euros	Dec. 31, 2008		Dec. 31, 2007		Dec. 31, 2006
	Market value	Nominal amount	Market value	Nominal amount	Market value	Nominal amount
Fair value hedges	30.7	1,232.4	3.4	123.1	4.9	207.5
Cash flow hedges	11.0	2,014.9	47.6	995.0	56.6	521.5
Net investment hedges	295.8	4,734.8	81.9	693.6	54.3	1,682.4
Derivative instruments not qualifying for hedge accounting	51.0	8,338.3	310.0	5,178.8	208.7	3,975.0
TOTAL	388.6	16,320.3	442.9	6,990.5	324.5	6,386.4

The market values shown in the table above are positive for an asset and negative for a liability.

The Group qualifies foreign currency derivatives hedging firm foreign currency commitments as fair value hedges.

Cash flow hedges are mainly used to hedge future foreign currency cash flows.

Net investment hedging instruments are mainly cross-currency swaps.

Non-qualifying derivatives consist of structured instruments which are not eligible for hedge accounting, either because of their nature or because they do not meet the hedge effectiveness criteria set out in IAS 39. These instruments are used as economic hedges of foreign currency commitments. The impact on foreign currency derivatives is almost entirely offset by gains and losses on the hedged items.

The methods used to measure the fair value of derivative instruments are described in the financial instruments section of note 1.4.11 – “Summary of significant accounting policies”.

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15.1.3.2  Interest rate risk

The Group seeks to reduce financing costs by minimizing the impact of interest rate fluctuations on its income statement.

The Group’s aim is to achieve a balanced interest rate structure in the medium term (five years) by using a mixture of fixed rates, floating rates and capped floating rates for its net debt. The interest rate mix may shift around this balance in line with market trends.

In order to manage the interest rate profile of its net debt, the Group uses hedging instruments, particularly interest rate swaps and options.

Positions are managed centrally and are reviewed each quarter or whenever any new financing is raised. Management must approve in advance any transaction that causes the interest rate mix to change significantly.

The Group’s finance costs are sensitive to changes in interest rates on all floating-rate debt. The Group’s finance costs are also affected by changes in the market value of derivative instruments not documented as hedges within the meaning of IAS 39. At the date of this report, none of the options contracted by the Group have been documented as hedges under IAS 39, even though they may act as economic hedges (see note 6.2).

At December 31, 2008, the Group has a portfolio of interest rate options (caps) which protect it from a rise in short-term interest rates for the euro, US dollar and pound sterling. Given the collapse of all short-term interest rates in 2008, hardly any options hedging euros, US dollars and pounds sterling have been activated. This causes the Group’s net finance costs to fluctuate, as short-term rates for the euro, US dollar and pound sterling are below the levels hedged. However, the value of this options portfolio increases when there is a homogenous rise in short- and long-term interest rates, and decreases when they fall.

The following tables present a breakdown by type of interest rate of gross debt, net debt and loans granted to affiliated companies, before and after hedging:

Analysis of financial instruments by type of interest rate

Gross debt

	Dec. 31, 2008		Dec. 31, 2007		Dec. 31, 2006
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Floating rate	55%	58%	59%	51%	45%	57%
Fixed rate	45%	42%	41%	49%	55%	43%
TOTAL	100%	100%	100%	100%	100%	100%

Net debt

	Dec. 31, 2008		Dec. 31, 2007		Dec. 31, 2006
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Floating rate	42%	45%	35%	22%	1%	22%
Fixed rate	58%	55%	65%	78%	99%	78%
TOTAL	100%	100%	100%	100%	100%	100%

Loans granted to affiliated companies

	Dec. 31, 2008		Dec. 31, 2007		Dec. 31, 2006
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Floating rate	54%	63%	82%	82%	80%	80%
Fixed rate	46%	37%	18%	18%	20%	20%
TOTAL	100%	100%	100%	100%	100%	100%

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Interest rate derivatives

Derivatives used to hedge interest rate risk are presented below.

In millions of euros	Dec. 31, 2008		Dec. 31, 2007		Dec. 31, 2006
	Market value	Nominal amount	Market value	Nominal amount	Market value	Nominal amount
Fair value hedges	233.5	5,266.3	29.5	3,662.1	101.4	6,055.1
Cash flow hedges	(362.5)	4,662.5	(27.2)	2,055.7	(0.3)	1,187.0
Derivative instruments not qualifying for hedge accounting	(103.6)	9,847.2	34.9	4,991.6	37.9	4,773.2
TOTAL	(232.6)	19,775.9	37.2	10,709.4	139.0	12,015.4

The market values shown in the table above are positive for an asset and negative for a liability.

Fair value hedges correspond mainly to interest rate swaps transforming fixed-rate debt into floating-rate debt.

Cash flow hedges correspond mainly to hedges of floating-rate debt.

Non-qualifying derivatives represent complex instruments which, although used as economic hedges of borrowings, are not eligible for hedge accounting because of their nature or because they fail to meet the hedge effectiveness criteria set out in IAS 39.

The methods used to measure the fair value of derivative instruments are described in the financial instruments section of note 1.4.11 – “Summary of significant accounting policies”.

15.1.3.3 Specific impact of currency and interest rate hedges

Fair value hedges

At December 31, 2008, the net impact of fair value hedges recognized in the income statement was not material.

Cash flow hedges

Foreign currency and interest rate derivatives designated as cash flow hedges can be analyzed as follows by maturity:

In millions of euros	Dec. 31, 2008
Market value by maturity
2009	(63.6)
2010	(60.5)
2011	(54.3)
2012	(32.0)
2013	3.1
Beyond 5 years	(144.2)
TOTAL	(351.5)

At December 31, 2008, gains and losses taken to equity in the period totaled €417.4 million.

The amount reclassified from equity to income for the period was not material.

The ineffective portion of cash flow hedges recognized in income represents a loss of €29 million.

Net investment hedges

The ineffective portion of net investment hedges recognized in income represents a loss of €11.2 million.

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1 5.1.3.4 Sensitivity analysis: foreign currency and interest rate instruments

Sensitivity was analyzed based on the Group’s debt position (including the impact of interest rate and foreign currency derivatives) at the balance sheet date.

For currency risk, sensitivity corresponds to a +/- 10% change in exchange rates compared to closing rates.

Impact on income

Changes in exchange rates against the euro only affect income via gains and losses on liabilities denominated in a currency other than the reporting currency of companies carrying the liabilities on their balance sheets, and when the liabilities in question do not qualify as net investment hedges. The impact of a uniform increase (or decrease) of 10% in foreign currencies against the euro would be a net gain (or loss) of €130.2 million.

Impact on equity

For financial liabilities (debt and derivatives) designated as net investment hedges, a uniform adverse change of 10% in foreign currencies against the euro would have a positive impact of €176.1 million on equity. This impact is countered by the offsetting change in the net investment hedged.

For interest rate risk, sensitivity corresponds to a +/- 1% change in the yield curve compared with year-end interest rates.

Impact on income

A uniform rise of 1% in short-term interest rates (across all currencies) on the nominal amount of floating-rate net debt and the floating-rate component of derivatives, would have an impact of €128.5 million on net interest expense. A fall of 1% in short-term interest rates would reduce net interest expense by €130.8 million. The asymmetrical impacts are attributable to the interest rate cap portfolio.

In the income statement, a rise of 1% in interest rates (across all currencies) would result in a gain of €342.9 million attributable to changes in the fair value of derivatives not documented or designated as net investment hedges. However, a fall of 1% in interest rates would generate a loss of €246.2 million. The asymmetrical impacts are attributable to the interest rate cap portfolio, which limits any losses to the value of mark-to-market instruments carried in the balance sheet.

Impact on equity

A uniform change of +/- 1% in interest rates (across all currencies) would have a positive or negative impact of €137.9 million on equity, attributable to changes in the fair value of derivative instruments designated as cash flow hedges.

15.1.3.5 Market risk: equity instruments

At December 31, 2008, available-for-sale securities held by the Group amounted to €3,309 million (see note 14.1.1).

A fall of 10% in the value of listed securities would have an impact of around €107 million on income or equity attributable to the Group, depending on whether or not GDF SUEZ decides to recognize an impairment loss. The Group’s portfolio of listed and unlisted securities is managed within the context of a specific investment procedure and performance is reported on a regular basis to Executive Management.

The Group reviewed the value of its available-for-sale securities on a case-by-case basis, in order to determine whether, based on all available information and in light of the current market environment, it needed to recognize any impairment losses. Given the downturn in equity markets and uncertainty regarding the timing of any recovery in the Gas Natural share price, the Group has recognized an impairment loss of €513 million on these shares.

15.2 Country risk

During 2005, the Group considered that it would be appropriate to hedge its exposure to country risk with respect to its investments in Brazil. The underlying risk identified in this case corresponds to a potential sudden increase in sovereign credit spreads in Brazil (e.g., further to a major economic or political crisis). This would impact the value of the Group’s investments as the discount factors used in calculations would be higher. In order to protect itself against this country risk, the Group has purchased credit default swaps. With these swaps, the Group pays a limited premium and will receive a significant pay-off, corresponding to the difference between the face value and market value of a USD-denominated Brazilian government bond, if a credit event occurs (default, restructuring, accelerated repayment, etc.) affecting Brazil. At December 31, 2008, the nominal amount of this protection was USD 100 million, maturing at the end of 2012.

At December 31, 2008, the market value of these contracts, which do not meet the hedging documentation requirements under IAS 39, was €5.0 million (including the portion of outstanding premiums).

15.3 Management of risks arising from commodity instruments

15.3.1 Strategy and objectives

To guarantee its short- and long-term supplies and optimize its production and sales structure, the Group carries out transactions on natural gas, electricity, oil and coal markets. The Group is also active on the European greenhouse gas emission trading rights market. These transactions expose the Group to the risk of changes in commodity prices and could create significant volatility in earnings, equity and cash flows from one period to the next. The Group therefore uses commodity derivatives in line with a variety of strategies in order to eliminate or mitigate these risks.

The use of these derivatives is governed by hedging and trading policies approved by the executive management team of the business line concerned. Trading and portfolio management teams manage market and credit risks in accordance with the objectives and exposure limits set by the respective executive management teams.

In each of business lines concerned, executive management appoints a risk control committee within the Group’s Finance division, which is independent from portfolio management or trading teams. These committees supervise and control risks and strategies in place in order to reduce exposure to changes in commodity prices and to credit risk. Independent risks control departments verify that positions taken comply with hedging policies on a regular basis. For trading activities, these departments verify compliance on a daily basis. The departments are also responsible for calculating fair value and market/credit risk exposure. The risks control departments produce daily reports on the performance and exposure resulting from hedging and trading activities. An oversight mechanism involving the Group’s Finance division is currently being put in place, to ensure that market risks are managed and monitored appropriately.

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15.3.1.1 Trading activities

Some Group entities are active in trading activities. In this context, the spot or forward transactions concern natural gas, electricity and various oil-based products and are contracted either over-the-counter or on organized markets. They may also offer their clients risk management services. These transactions are executed in Europe and the United States using various instruments, including :

(a)

futures contracts involving physical delivery of an energy commodity;

(b)

swaps providing for payments to or by counterparties of an amount corresponding to the difference between a fixed and variable price for the commodity;

(c)

options and other contracts.

Revenues from trading activities amounted to €205 million in 2008 (€37 million in 2007).

15.3.1.2 Hedging transactions

The Group enters into cash flow hedges, and, since the merger between SUEZ and Gaz de France, fair value hedges as defined by IAS 39, using derivative instruments (futures and options) contracted over-the-counter or on organized markets. These instruments may be settled net or involve physical delivery of the underlying. Cash flow hedges are used to protect the Group against unfavorable changes in market prices affecting procurement costs or margins on highly probable future sale transactions. Fair value hedges are used to protect the Group against adverse changes in market prices that may affect the fair value of firm procurement or sale commitments.

15.3.1.3 Other commodity derivatives

Other commodity derivatives relate mainly to contracts that are (i) used to manage the Group’s overall exposure to certain market risks; (ii) entered into for the purpose of taking advantage of differences in market prices in order to increase Group margins; (iii) contracts qualified as written options under IAS 39; or (iv) contracts that the Group has the practice of settling net.
The Group also holds certain purchase and sale contracts providing for the physical delivery of the underlying, which are documented as being purchases and sales taking place in the ordinary course of business but which include clauses qualifying as embedded derivatives under IAS 39. For some of the contracts, these clauses are recognized and measured separately from the host contract, with changes in fair value taken to income. Specifically, certain embedded derivatives have been recognized separately from host contracts containing (i) price clauses that link the contract price to changes in an index or the price of a different commodity from the one that is being delivered; (ii) indexation clauses based on foreign exchange rates that are not considered as being closely linked to the host contract; or (iii) other clauses.

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15.3.2 Fair value of commodity derivatives

The fair values of commodity derivatives at December 31, 2008, 2007 and 2006 are indicated in the table below:

In millions of euros	Dec. 31, 2008				Dec. 31, 2007				Dec. 31, 2006
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current
Cash flow hedges	1,970.0	1,112.2	(2,615.2)	(1,603.7)	523.8	114.4	(201.7)	(179.7)	426.3	205.9	(366.0)	(228.3)
Fair value hedges	74.0	64.7	(73.0)	(64.7)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivative instruments used in energy trading activities	5,902.4	0.0	(5,527.9)	0.0	2,303.1	0.0	(2,285.5)	0.0	2,256.6	0.0	(2,155.4)	0.0
Other derivative instruments	1,271.3	585.4	(953.1)	(356.7)	515.6	228.8	(689.4)	(359.0)	590.9	170.9	(828.1)	(337.8)
TOTAL	9,217.7	1,762.3	(9,169.2)	(2,025.2)	3,342.5	343.2	(3,176.6)	(538.7)	3,273.9	376.8	(3,349.5)	(566.1)

The fair values of cash flow hedges by type of commodity are as follows:

In millions of euros	Dec. 31, 2008				Dec. 31, 2007				Dec. 31, 2006
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current
Natural gas	673.1	79.0	(180.2)	(141.8)	57.5	22.0	(48.0)	(122.0)	98.5	8.3	(145.5)	(140.8)
Swaps	382.3	78.9	(106.6)	(77.3)	56.9	21.9	(47.2)	(121.9)	80.3	8.3	(137.0)	(135.9)
Options	0.0	0.0	(0.5)	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	(4.2)
Forwards/futures	290.8	0.1	(73.1)	(64.4)	0.6	0.1	(0.8)	0.0	18.2	0.0	(8.5)	(0.7)
Electricity	102.1	82.1	(262.8)	(192.3)	21.7	35.2	(39.1)	(16.5)	16.6	20.3	(43.6)	(19.9)
Swaps	15.7	6.2	(158.5)	(120.5)	13.0	10.1	(27.1)	(4.8)	1.8	3.5	(39.6)	(11.9)
Options	0.0	0.0	(1.0)	0.0	0.0	0.0	(0.4)	0.0	1.0	0.0	(0.1)	0.0
Forwards/futures	86.4	75.9	(103.3)	(71.8)	8.7	25.2	(11.6)	(11.7)	13.8	16.8	(3.9)	(8.0)
Coal	40.5	22.0	(34.6)	(5.9)	79.0	41.0	(0.7)	0.0	14.9	13.4	(3.0)	0.0
Swaps	40.5	22.0	(34.6)	(5.9)	79.0	41.0	(0.7)	0.0	14.9	13.4	(3.0)	0.0
Oil	1,144.8	928.7	(2,119.4)	(1,262.9)	289.3	0.0	(0.1)	(34.2)	137.7	106.0	(3.7)	(1.2)
Swaps	1,130.7	875.4	(2,118.9)	(1,262.9)	289.3	0.0	(0.1)	(34.2)	137.7	87.8	(3.7)	(1.2)
Options	14.1	53.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	18.2	0.0	0.0
Forwards/futures	0.0	0.0	(0.5)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	9.5	0.4	(18.2)	(0.8)	76.3	16.1	(113.8)	(6.9)	158.6	57.9	(170.2)	(66.5)
Swaps	0.0	0.0	(2.6)	(0.8)	75.3	0.0	(98.2)	(6.1)	157.7	57.9	(170.2)	(66.5)
Options	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.0	0.0	0.0
Forwards/futures	9.5	0.4	(15.6)	0.0	1.0	16.1	(15.6)	(0.8)	0.0	0.0	0.0	0.0
TOTAL	1,970.0	1,112.2	(2,615.2)	(1,603.7)	523.8	114.4	(201.7)	(179.7)	426.3	205.9	(366.0)	(228.3)

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The fair values of fair value hedges by type of commodity at December 31, 2008 are as follows:

In millions of euros	Dec. 31, 2008
	Assets		Liabilities
	Current	Non-current	Current	Non-current
Electricity	68.6	64.7	(68.6)	(64.7)
Forwards/futures	68.6	64.7	(68.6)	(64.7)
Other	5.3	0.0	(4.4)	0.0
Swaps	5.3	0.0	(4.4)	0.0
TOTAL	74.0	64.7	(73.0)	(64.7)

See also notes 14.1.3 and 14.2.2.

The fair values shown in the table above reflect the amounts for which assets could be exchanged, or liabilities settled, at the balance sheet date. They are not representative of expected future cash flows insofar as positions (i) are sensitive to changes in prices; (ii) can be modified by subsequent transactions; and (iii) can be offset by future cash flows arising on the underlying transactions.

Cash flow hedges

Notional amounts and maturities of cash flow hedges are as follows:

In GWh	Notional amounts (net) (*) at Dec. 31, 2008
	2009	2010	2011	2012	2013	Beyond 2012	Total
Natural gas, electricity and coal	2,515	(150)	4,232	3,831	300		10,728
Oil-based products	125,831	41,536	5,181	1,304			173,852
TOTAL	128,346	41,386	9,413	5,135	300		184,580
(*) Long position/(short position).

In thousands of tons	Notional amounts (net) (*) at Dec. 31, 2008
	2009	2010	2011	2012	2013	Beyond 2012	Total
Greenhouse gas emission rights	1,525	271	(473)	312			1,635
TOTAL	1,525	271	(473)	312			1,635
(*) Long position/(short position).

At December 31, 2008, a loss of €1,050 million was recognized in equity in respect of cash flow hedges versus a gain of €376 million at end-2007. A gain of €387 million was reclassified from equity to income in 2008, compared with a gain of €30 million in 2007.

Gains and losses arising on the ineffective portion of hedges are taken to income. A loss of €2 million was recognized in income in 2008, compared with a loss of €26 million in 2007.

Fair value hedges

In accordance with IAS 39, changes in the fair value of a derivative instrument and the item hedged are recognized simultaneously in income for the period.

At December 31, 2008, a loss of €64 million was recognized in income in respect of the hedging instrument, and a gain of €65 million in respect of the item hedged.

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15.3.3 Financial risks arising from the use of commodity derivatives

15.3.3.1 Market risk

The Group is putting in place market risk management policies aiming to harmonize the approaches adopted by the former SUEZ and Gaz de France groups. Accordingly, the Group’s current policy for managing market risk is still in a transitional phase.

Energy Europe & International

Market risk arising from commodity positions is assessed, estimated and managed on a daily basis using Value-at-Risk (VaR) techniques, together with other market risk exposure limits. The use of VaR to quantify market risk provides a transversal measure of risk taking all markets and products into account. Use of these techniques requires the determination of key assumptions, notably the selection of a confidence interval and a holding period.

Value-at-Risk represents the maximum potential loss on a portfolio of assets over a specified holding period based on a given confidence interval. It is not an indication of expected results. The Group uses a 1-day holding period and a 95% confidence interval.

Value-at-risk In millions of euros	Dec. 31, 2008	2008 average (a)	2007 average (a)	2006 average (a)	2008 maximum (b)	2008 minimum (b)
Trading activities	4.0	5.0	4.6	5.8	13.0	1.0
(a) Average daily VaR. (b) Based on month-end highs and lows observed in 2008.

At December 31, 2008, VaR on hedging instruments and other commodity derivatives stood at €30 million (€49 million at December 31, 2007). These instruments are used to manage the Group’s exposure to market risk liable to impact the expected margin on its production assets.

Energy France and Global Gas & LNG

Market risk arising from commodity positions is assessed, estimated and managed using sensitivity analyses, together with other market risk exposure limits. These sensitivity analyses are calculated based on a fixed portfolio at a given date and may not be necessarily representative of future changes in income and equity of the two businesses concerned.

Sensitivity of income to market risk arises mainly on economic hedges not eligible for hedge accounting under IFRS.

Due to the low proportion of options contracts in the portfolios of Energy France and Global Gas & LNG businesses, the sensitivity analysis represents the aggregate exposure.

Sensitivity to commodity price risk

An increase of USD 10.00 per barrel in the price of oil-based products would have a negative impact of €64.3 million on income and a positive impact of €275.4 million on equity before tax at December 31, 2008.

An increase of €3.00 per MWh in the price of natural gas would have a positive impact of €42.8 million on income and a negative impact of €123.2 million on equity before tax at December 31, 2008.

An increase of €5.00 per MWh in the price of electricity would have a negative impact of €2.4 million on income and a negative impact of €23.4 million on equity before tax at December 31, 2008.

Sensitivity to currency risk included in commodity contracts

An increase of 10% in the euro/dollar exchange rate would have a positive impact of €35.0 million on income and a negative impact of €135.6 million on equity before tax at December 31, 2008.

An increase of 10% in the pound sterling/euro exchange rate would have a positive impact of €0.2 million on income and a positive impact of €2.5 million on equity before tax at December 31, 2008.

Most of the exposure in 2008 is attributable to the former Gaz de France activities.

15.3.3.2 Liquidity risk

See note 15.1.2 for details of the Group’s liquidity risk management policy.

The table below provides an analysis of undiscounted fair values due and receivable in respect of commodity derivatives recorded in assets and liabilities at the balance sheet date.

Liquidity risk In millions of euros	2009	2010	2011	2012	2013	Beyond 2013	Total
Derivative instruments carried in liabilities	(8,095.0)	(2,350.0)	(653.0)	(127.0)	(9.0)	(26.0)	(11,260.0)
Derivative instruments carried in assets	7,871.0	2,182.0	856.0	144.0	3.0	3.0	11,059.0
TOTAL AT DECEMBER 31, 2008	(224.0)	(168.0)	203.0	17.0	(6.0)	(23.0)	(201.0)

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15.3.3.3 Counterparty risk

The Group is exposed to counterparty risk on its operating and financing activities. Counterparty risk reflects the risk that one party to a transaction will cause a financial loss for the other by failing to discharge a contractual obligation. In the case of derivatives, counterparty risk arises from instruments with a positive fair value, including trade receivables. Counterparty risk is taken into account for the calculation of the fair value of derivative instruments.

For its financing activities, the Group has put in place procedures for managing and monitoring counterparty risk based on (i) the accreditation of counterparties according to external credit ratings and objective market data (credit default swaps, market capitalization); and (ii) the definition of risk exposure limits. To reduce its risk exposure, the Group may also use contractual instruments such as standardized netting agreements or margin calls with its counterparties.

As a consequence of the financial crisis that emerged in September 2008, risk management procedures were reinforced by introducing daily monitoring of exposure limits and weekly reporting to the Management Committee of the Group’s exposure to its main financial counterparties.

The oversight procedure for managing counterparty risk arising from operating activities in the Group’s business lines has been reinforced by second-tier controls placed under the responsibility of the Finance division. The Finance division monitors the Group’s exposure to its key counterparties on a quarterly basis, within the scope of the Energy Market Risk Committee (CRME).

Counterparty risk (a)	Dec. 31, 2008		Dec. 31, 2007
	Investment grade (b)	Total	Investment grade (b)	Total
In millions of euros
Counterparties
Gross exposure	12,424.0	13,091.0	4,185.0	4,512.5
Net exposure (c)	2,155.0	2,328.0	1,538.2	1,703.7
% exposure to investment grade counterparties	92.6%		90.3%

(a)

Excluding positions with a negative fair value.

(b)

 “Investment grade” corresponds to transactions with counterparties related at least BBB- by Standard & Poor’s, Baa3 by Moody’s, or an equivalent by Dun & Bradstreet. Counterparties are also qualified as investment grade based on publicly available credit ratings, taking into account collateral, letters of credit and parent company guarantees.

(c)

After taking into account collateral netting agreements and other credit enhancement.

15.3.4 Commitments relating to commodity purchase and sale contracts entered into within the ordinary course of business

In the ordinary course of their activities, some Group operating companies enter into long-term contracts, some of which include “take-or-pay” clauses. These consist of firm commitments to purchase (sell) specified quantities of gas, electricity and steam and related services, in exchange for a firm commitment from the other party to deliver (purchase) said quantities and services. These contracts were documented as falling outside the scope of IAS 39. The table below shows the main future commitments arising from contracts entered into by Global Gas & LNG, Energy France and Energy Europe & International business lines.

In TWh	Dec. 31, 2008	Within 1 year	1 to 5 years	More than 5 years	Dec. 31, 2007
Firm purchases of commodities, fuel and services	11,759.2	1,040.3	3,115.9	7,603.0	2,443.3
TOTAL COMMITMENTS GIVEN	11,759.2	1,040.3	3,115.9	7,603.0	2,443.3
Firm sales of gas, electricity, steam, oil and services	1,885.4	481.3	508.2	895.9	1,060.4
TOTAL COMMITMENTS RECEIVED	1,885.4	481.3	508.2	895.9	1,060.4

The Group is also committed to purchasing and selling future services in connection with the performance of long-term contracts.

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NOTE 16 EQUITY

16.1 Share capital

	Share capital			o/w outstanding shares	o/w treasury stock
	Number of shares	Share capital (in millions of euros)	Additional paid-in capital (in millions of euros)	Number of shares	Number of shares	Par Value (in millions of euros)
At December 31, 2006	1,277,444,403	2,554.9	11,534.4	1,272,751,488	4,692,915	132.2
Shares issued	29,599,119	59.2	767.6	29,599,119
Purchases and disposals of treasury stock				(25,845,657)	25,845,657	1,082.5
At December 31, 2007	1,307,043,522	2,614.1	12,302.0	1,276,504,950	30,538,572	1,214.7
Shares issued	1,898,431	3.8	44.0	1,898,431
Gaz de France acquisition	1,207,660,692	1,207.7	16,878.9
Conversion into GDF SUEZ shares	(325,069,965)	(1,633.8)		(325,174,359)	104,394	(193.4)
At July 22, 2008	2,191,532,680	2,192	29,225	953,229,022	30,642,966	1,021.3
Shares issued	2,111,140	2.1	33.4	2,111,140
Purchases and disposals of treasury stock				(17,680,535)	17,680,535	720.0
At December 31, 2008	2,193,643,820	2,193.9	29,258.3	937,659,627	48,323,501	1,741.3

Shares were issued during the year as a result of the following operations:

•

the merger of SUEZ into Gaz de France as approved by the Extraordinary Shareholders’ Meeting of July 16, 2008 based on a ratio of 21 Gaz de France shares for 22 SUEZ shares. No treasury shares held by SUEZ or SUEZ shares held by Gaz de France were exchanged. The effective date of the merger was July 22, 2008, when 1.308.941.953 former SUEZ shares were converted into 1.207.660.692 GDF SUEZ shares;

•

the exercise of stock subscription options, accounting for the issuances during the period.

Each shareholder is entitled to one vote per share at any Group Shareholders’ Meeting. A double voting right is, however, granted to holders of fully paid-up registered shares when such shares have been registered for more than two years.

Since the transaction qualifies as a reverse acquisition of Gaz de France by SUEZ, the shareholders’ equity of the former SUEZ Group forms the basis of GDF SUEZ’s shareholders’ equity. However, the capital structure of the new Group must represent the number of shares, share capital and treasury stock of Gaz de France SA, the acquirer of SUEZ for legal purposes. Accordingly, to reconcile the legal capital structure of the former SUEZ Group with the legal capital structure of the new Group, the difference resulting from this conversion of GDF SUEZ shares is presented under »Conversion into GDF SUEZ shares». This presentation for the purposes of the consolidated financial statements has no impact on shareholders’ equity.

16.2 Instruments providing a right to subscribe for new shares

Stock subscription options

The Group has granted stock subscription options to its employees as part of stock option plans. These plans are described in note 24.

16.3 Treasury stock and stock repurchase program

The Group has a stock repurchase program resulting from the authorization granted to the Board of Directors by the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008. This program provides for the repurchase of up to 10% of the shares comprising share capital at the date of the meeting concerned. Under the program, the aggregate amount of acquisitions net of expenses cannot exceed the sum of €12 billion and the purchase price must be less than €55 per share. Details of these terms and conditions are provided in the report of the Ordinary and Extraordinary Shareholders’ Meeting in the Resolutions section of the appendices to this document. In 2008, 19,374,173 shares were purchased for a total amount of €732 million.

Treasury stock comprised 48,323,501 shares at December 31, 2008 (30,538,572 at end-2007 and 4,692,915 shares at end-2006), with a total value of €1,852.3 million (€1,214.7 million at end-2007 and €132.2 million at end-2006). Of these, treasury stock owned by consolidated subsidiaries and deducted from equity amounted to €271.9 million.

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16.4 Changes in fair value (attributable to equity holders of the parent company)

In millions of euros	Dec. 31, 2006	Change	Dec. 31, 2007	Change	Dec. 31, 2008
Available-for-sale financial assets	1,098.4	353.7	1,452.1	(669.1)	783.0
Net investment hedges	(8.6)	4.2	(4.4)	55.4	51.0
Cash flow hedges	(17.0)	(62.0)	(79.0)	(303.0)	(382.0)
Commodity cash flow hedges	91.5	342.9	434.4	(1,436.8)	(1,002.4)
Actuarial gains and losses	(298.6)	381.5	82.9	(571.3)	(488.4)
Deferred taxes	13.7	(247.4)	(233.7)	781.5	547.8
Translation adjustments on items above	0.4	14.6	15.0	(54.8)	(39.8)
SUB-TOTAL	879.9	787.5	1,667.3	(2,198.0)	(530.7)
Translation adjustments on other items	242.7	(386.8)	(144.1)	(529.2)	(673.3)
TOTAL	1,122.6	400.7	1,523.2	(2,727.2)	(1,204.0)

16.5 Other disclosures concerning additional paid-in capital and consolidated reserves

Total additional paid-in capital and consolidated reserves at December 31, 2008 (including net income for the year) amounted to €58,499 million, of which €219.2 million related to the legal reserve of GDF SUEZ SA. Under French law, 5% of the net income of French companies must be transferred to the legal reserve until the legal reserve reaches 10% of share capital. This reserve cannot be distributed to shareholders other than in the case of liquidation.

The distributable paid-in capital and reserves of GDF SUEZ SA totaled €50,797.9 million at December 31, 2008 (€33,916.4 million at December 31, 2007 and €28,908.7 million at December 31, 2006).

Income tax recognized directly in equity is detailed in note 7.2.

16.6 Dividends

Dividends paid by SUEZ SA

Fiscal year	Amount distributed In millions of euros	Net dividend per share In euros
2006 (paid May 7, 2007)	1,513.8	1.20
2007 (paid May 14, 2008)	1,727.7	1.36

Dividends paid by Gaz de France SA

Fiscal year	Amount distributed In millions of euros	Net dividend per share In euros
2006 (paid May 30, 2007)	1,082.0	1.10
2007 (paid May 27, 2008)	1,214.0	1.26

Dividends paid by GDF SUEZ

Fiscal year	Amount distributed In millions of euros	Net dividend per share In euros
2009 interim dividend (paid November 27, 2008)	1,723.9	0.80

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Recommended dividend for 2008

Shareholders at the GDF SUEZ Shareholders’ Meeting convened to approve the financial statements for the year ended December 31, 2008 will be asked to approve a dividend of €1.4 per share, representing a total amount of €3,071.1 million. An interim dividend of €0.8 per share was paid on November 27, 2008, representing a total amount of €1,723.9 million.

Subject to approval by the Shareholders’ Meeting, this dividend shall be paid from Monday May 4, 2009 and is not recognized as a liability in the accounts at December 31, 2008. The consolidated financial statements at December 31, 2008 are therefore presented before the appropriation of earnings.

Exceptional dividend

Shareholders at the GDF SUEZ Shareholders’ Meeting convened to approve the financial statements for the year ended December 31, 2008 will be asked to approve an additional exceptional dividend of €0.8 per share, representing a total amount of €1,754.9 million. This exceptional dividend is not recognized under liabilities in the consolidated financial statements at December 31, 2008.

16.7 Spin-off of 65% of SUEZ Environnement Company

Prior to the merger with Gaz de France, SUEZ distributed 65% of the share capital of SUEZ Environnement Company to SUEZ shareholders. The spin-off led to a €2.289 million decrease in consolidated shareholders’ equity and a corresponding increase in minority interests.

16.8 Capital management

GDF SUEZ aims to optimize its financial structure at all times by pursuing an appropriate balance between net debt (see note 14.3) and total equity, as shown in the consolidated balance sheet. The Group’s key objective in managing its financial structure is to maximize value for shareholders, reduce the cost of capital and maintain a high credit rating, while at the same time ensuring the Group has the financial flexibility to leverage value-creating external growth opportunities. The Group manages its financial structure and makes any necessary adjustments in light of prevailing economic conditions. In this context it may choose to adjust the amount of dividends paid to shareholders, reimburse a portion of capital, carry out share buybacks, issue new shares, launch share-based payment plans or sell assets in order to scale back its net debt.

The Group’s policy is to maintain an ‘A’ rating with Moody’s and S&P. To achieve this, it manages its financial structure in line with the indicators usually monitored by these agencies, namely the Group’s operating profile, financial policy and a series of financial ratios. One of the most commonly used ratios is operating cash flow less financial expenses and taxes paid expressed as a percentage of adjusted net debt. Net debt is primarily adjusted for nuclear waste reprocessing and storage provisions, provisions for unfunded pension plans, and operating lease commitments.

The Group’s objectives, policies and processes for managing capital have remained unchanged over the past few years.

GDF SUEZ SA is not obliged to comply with any minimum capital requirements except those provided for by law.

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NOTE 17 PROVISIONS

In millions of euros	Dec. 31, 2006	Dec. 31, 2007	Allocations	Reversals (utilizations)	Reversals (surplus provisions)	Changes in scope of consolidation	Impact of unwinding discount adjustments	Translation adjustments	Other	Dec. 31, 2008
Pensions and other employee benefit obligations	2,797.5	2,346.2	172.5	(405.5)	(33.5)	1,608.7	191.2	(41.9)	313.2	4,150.8
Nuclear fuel reprocessing and storage	3,031.1	3,182.4	103.1	(23.6)	(2.8)	8.8	158.2	0.5	(1.4)	3,425.1
Sector-related risks	260.4	205.8	55.8	(79.3)	(3.4)	6.7	0.0	0.3	17.9	204.0
Dismantling of plant and equipment (a)	1,820.7	2,044.3	8.1	(5.3)	0.0	1,154.0	157.0	(28.1)	162.1	3,492.0
Warranties	65.3	79.1	33.3	(40.3)	(4.5)	2.6	0.0	1.6	7.7	79.4
Disputes, claims and tax risks	461.2	336.1	129.5	(129.9)	(10.7)	973.5	0.0	(9.3)	(8.7)	1,280.5
Site rehabilitation	485.9	525.0	30.8	(54.4)	(2.8)	551.3	30.0	(38.7)	(19.5)	1,021.7
Restructuring costs	80.8	54.1	33.9	(42.2)	(0.6)	14.3	0.3	(0.8)	(10.8)	48.3
Other contingencies	782.9	782.1	199.7	(158.1)	(60.0)	324.6	5.8	(22.4)	19.2	1,091.0
TOTAL PROVISIONS	9,785.8	9,555.1	766.7	(938.7)	(118.2)	4,644.5	542.5	(138.9)	479.6	14,792.7
(a) Of which €1.990.6 million in provisions for dismantling nuclear facilities at December 31, 2008.

Movements in the “Changes in scope of consolidation” column result primarily from the merger with Gaz de France for €4.947 million. The fair value of these provisions is set out in note 2 – “Main changes in Group structure”.

The impact of unwinding discount adjustments in respect of pensions and other employee benefits relates to the interest cost on the pension obligations, net of the expected return on plan assets.

For pensions and other employee benefit obligations, the “Other” column relates to actuarial gains and losses recognized in equity and arising in 2008 mainly due to the impact of the market downturn on the fair value of plan assets.

“Dismantling of plant and equipment” reflects the increase in provisions set aside by GDF Production Nederland following the NAM project, and by GDF Norge following the start-up of production at the Snohvit gas field (no impact on income), as well as the reclassification of certain provisions from the site rehabilitation caption.

Allocations, reversals and changes relating to unwinding discount adjustments are presented as follows in the consolidated income statement:

In millions of euros	Net allocations (reversals)
Income from operating activities	(348.5)
Other financial income and expenses	542.5
Income tax expense	58.3
TOTAL	252.3

The different types of provisions and the calculation principles applied are described hereafter.

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17.1 Employee benefit obligations

See note 18.

17.2 Nuclear dismantling liabilities

In the context of its nuclear power generation activities, the Group incurs decommissioning liabilities relating to the dismantling of nuclear facilities and the reprocessing of spent nuclear fuel.

17.2.1 Legal framework

The Belgian law of April 11, 2003, amended by the law of April 25, 2007, granted Group subsidiary Synatom responsibility for managing provisions set aside to cover the costs of dismantling nuclear power plants and managing radioactive fissile material from such plants. One of the tasks of the Nuclear Provisions Committee set up pursuant to the above-mentioned law is to oversee the process of computing and managing these provisions. The Committee also issues opinions on the maximum percentage of funds that Synatom can lend to operators of nuclear plants and on the types of assets in which Synatom may invest its outstanding funds.

To enable the Committee to carry out its work in accordance with the above-mentioned law, Synatom is required to submit a report every three years describing the core inputs used to calculate these provisions.

On January 15, 2007, Synatom submitted its most recent triennial review of nuclear provisions to the Monitoring Committee (since renamed the Nuclear Provisions Committee by the April 25, 2007 law). Its recommendations do no impact the core inputs described in the previous report, notably in terms of the estimation methods, financial parameters and management scenarios to be used. The changes put forward were aimed at incorporating the latest economic data and detailed technical analyses into the calculations.

The provisions set aside also take into account all existing or planned environmental regulatory requirements on a European, national and regional level. If additional legislation were to be introduced in the future, the cost estimates used as a basis for the calculation could vary. However, the Group is not aware of additional planned legislation which would materially impact the value of the provision.

17.2.2 Provisions for dismantling nuclear facilities

Nuclear power stations have to be dismantled at the end of their operational lives. Provisions are set aside in the Group’s accounts to cover all costs relating to (i) the shutdown phase, which involves removing radioactive fuel from the site; and (ii) the dismantling phase, which consists of decommissioning and cleaning up the site.

Provisions for dismantling nuclear facilities are calculated based on the following principles and parameters:

•

costs payable over the long term are calculated by reference to the estimated costs for each nuclear facility, based on a study conducted by independent experts under the assumption that the facilities will be dismantled progressively;

•

an inflation rate of 2% is applied up to the end of the dismantling period to calculate the future value of the obligation;

•

a discount rate of 5% (including 2% inflation) is applied to determine the net present value of the obligation. The nominal 5% discount rate approved by the Monitoring Committee in its opinion on the 2007 triennial review is based on an analysis of the average benchmark long-term rate and expected changes in this rate (yield on 30-year Belgian OLO linear bonds, 30-year euro benchmark rate and 30-year interbank swap rate);

•

dismantling work is expected to begin between five and eight years after the facilities concerned have been shut down, taking into account a useful life of 40 years as of the date the facilities are commissioned;

•

payments are spread over approximately seven years after the date the dismantling work starts;

•

the present value of the obligation when the facilities are commissioned represents the initial amount of the provision. The matching entry is an asset recognized for the same amount within the corresponding property, plant and equipment category. This asset is depreciated over a period of 40 years as from the commissioning date;

•

the annual charge to the provision, reflecting the interest cost on the provision carried in the books at the end of the previous year, is calculated at the discount rate used to estimate the present value of future cash flows.

The nuclear facilities for which the Group holds capacity entitlements are also provisioned in an amount reflecting the Group’s share in the expected dismantling costs. This provision is calculated and discounted each year in the same way as provisions for nuclear facilities located in Belgium.

17.2.3 Provisions for nuclear fuel reprocessing and storage

When spent nuclear fuel is removed from a reactor, it remains radioactive and requires processing. There are two different procedures for managing radioactive spent fuel, based on either reprocessing or essentially on conditioning without reprocessing. The Belgian government has not yet decided which scenario will be made compulsory in Belgium.

The Nuclear Provisions Committee bases its analyses on deferred reprocessing of radioactive spent nuclear fuel. The Group therefore books provisions for all costs resulting from this spent fuel management scenario, including on-site storage, transportation, reprocessing by an accredited facility, storage and removal of residual spent fuel after treatment.

Provisions for nuclear fuel reprocessing are calculated based on the following principles and parameters:

•

costs are calculated based on the deferred reprocessing scenario, whereby the spent fuel is reprocessed and ultimately removed and buried in a deep geological depository;

•

payments are staggered over a period through to 2050, when any residual spent fuel and the provision required to cover the cost of removal and deep underground storage will be transferred to ONDRAF, the Belgian agency for radioactive waste and enriched fissile materials. Based on the deferred reprocessing scenario, the last residual spent fuel would be buried in about 2080;

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•

the long-term obligation is assessed based on estimated internal costs and external costs resulting from firm offers received from third parties or fee proposals from independent organizations;

•

the 5% discount rate used (actual rate of 3% plus 2% inflation) is the same as that used for the facility dismantling provision;

•

charges to the provision are calculated based on the average unit cost of quantities used up to the end of the facility’s operating life;

•

an annual allocation is also recognized, corresponding to the impact of unwinding the discount.

In view of the nature and timing of the costs they are intended to cover, the actual future cost may differ from estimates. The provisions may be adjusted in line with future changes in the above-mentioned parameters. These parameters are nevertheless based on information and estimates which the Group deems reasonable at the date of this report and which have been approved by the Nuclear Provisions Committee.

17.2.4 Sensitivity to discount rates

Based on currently applicable parameters in terms of estimated costs and the timing of payments, a change of 50 basis points in the discount rate could lead to an adjustment of around 10% in dismantling and nuclear fuel reprocessing provisions. A fall in discount rates would lead to an increase in outstanding provisions, while a rise in discount rates would reduce the provision amount. Changes arising as a result of the review of the dismantling provision would not have an immediate impact on income, since the matching entry in certain cases would consist of adjusting the corresponding dismantling asset in the same amount.

Sensitivity to discount rates, presented above in accordance with the applicable standards, is an automatic calculation and should therefore be interpreted with appropriate caution in view of the variety of other inputs including in the evaluation. Moreover, the frequency with which these provisions are reviewed by the Nuclear Provisions Committee in accordance with applicable regulations ensures that the overall obligation is measured accurately.

17.3 Dismantling obligations arising on other plant and equipment

Certain plant and equipment, including conventional power stations, transmission and distribution pipelines, storage facilities, LNG terminals and exploration/production facilities, have to be dismantled at the end of their operational lives. This obligation is the result of prevailing environmental regulations in the countries concerned, contractual agreements, or an implicit Group commitment.

The related liability is calculated using the most appropriate technical and budget estimates. Payments to be made over the long-term are discounted using the discount rate applied to provisions for dismantling nuclear facilities (5%).

Upon initial recognition, the Group books a provision for the present value of the obligation at the commissioning date and recognizes a “dismantling” asset as the matching entry for the provision. This asset is included within the appropriate line of property, plant and equipment and is depreciated over the useful life of the facilities.

The amount of the provision is adjusted each year to reflect the impact of unwinding the discount.

17.4 Sector-related risks

Provisions for sector-related risks include provisions covering guarantees given in connection with disposals which are likely to be called on.

17.5 Site rehabilitation

The June 1998 European Directive on waste storage facilities introduced a number of obligations regarding the closure and long-term monitoring of these facilities. These obligations lay down the rules and conditions incumbent on the operator (or owner of the site where the operator fails to comply with its obligations) in terms of the design and scale of storage, collection and treatment centers for liquid (leachates) and gas (biogas) effluents. It also requires these facilities to be inspected during 30 years.

These obligations give rise to two types of provisions (rehabilitation and long-term monitoring) calculated on a case-by-case basis depending on the site concerned. In accordance with the accrual basis of accounting, the provisions are set aside over the period the site is in operation, pro rata to the depletion of waste storage volume. Costs to be incurred at the time of a site’s closure or during the long-term monitoring period (30 years after a site is shut down within the European Union) are discounted to present value. An asset is recorded as counterparty to the provision and depreciated in line with the depletion of waste storage volume or the need for coverage during the period.

The amount of the provision for site rehabilitation (at the time the facility is shut down) depends on whether a semi-permeable, semi-permeable with a drainable facility, or impermeable shield is used. This has a considerable impact on future levels of leachate effluents and hence on future waste treatment costs. To calculate the provision, the cost to rehabilitate the as-yet untreated surface area needs to be estimated. The provision carried in the balance sheet at year-end must cover the costs to rehabilitate the untreated surface area (difference between the fill rate and the percentage of the site’s surface that has already been rehabilitated). The amount of the provision is reviewed each year based on work completed or still to be carried out.

The calculation of the provision for long-term monitoring depends on both the costs arising on the production of leachate and biogas effluents, and on the amount of biogas recycled. The recycling of biogas represents a source of revenue and is deducted from the amount of long-term monitoring expenditure. The main expense items arising from long-term monitoring obligations relate to:

•

construction of infrastructure (biogas recycling facility, installation of leachate treatment facility) and the demolition of installations used while the site is in operation;

•

upkeep and maintenance of the protective shield and infrastructures (surface water collection);

•

control and monitoring of surface water, underground water and leachates;

•

replacement and repair of observation wells;

•

leachate treatment costs;

•

biogas collection and processing costs (taking into account any revenues from biogas recycling).

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The provision for long-term monitoring obligations to be recognized at year-end depends on the fill rate of the facility at the end of the period, estimated aggregate costs per year and per caption (based on standard or specific costs), the estimated shutdown date and the discount rate applied to each site (based on its residual life).

The Group also sets aside a provision for the rehabilitation of exploration and production facilities. A provision representing the present value of the estimated rehabilitation costs is carried in liabilities with a matching entry to property, plant and equipment. The depreciation charge on this asset is included within current operating income and the cost of unwinding the discount is booked in financial expenses.

17.6 Provisions for disputes, claims and tax risks

See note 28.

17.7 Other contingencies

Other risks mainly include provisions for miscellaneous employee-related litigation, environmental risks and various business risks.

NOTE 18 POST-EMPLOYMENT BENEFITS AND OTHER LONG-TERM BENEFITS

18.1  Description of the main pension plans

18.1.1 Companies belonging to the Electricity and Gas Industries sector in France

18.1.1.1 Description of pension plan

Since January 1, 2005, the CNIEG (Caisse Nationale des Industries Électriques et Gazières) has operated the pension, disability, death, labor accident and occupational illness benefit plans for electricity and gas companies (hereinafter “EGI”). The CNIEG is a social security legal entity under private law placed under the joint responsibility of the ministries in charge of social security, budget and energy. Salaried employees and retirees of EGI sector companies have been fully affiliated to the CNIEG since January 1, 2005.

The main Group companies covered by this plan are GDF SUEZ SA, GrDF, GRTgaz, ELENGY, STORENGY, DK6, Cycofos, CPCU, TIRU, GEG, Compagnie Nationale du Rhône (CNR) and SHEM.

Law 2004-803 of August 9, 2004 (concerning electricity and gas public services and electricity and gas utilities) and its implementing decrees allocated specific benefits already vested at December 31, 2004 (“past specific benefits”) between the various EGI entities. For each entity, the law also distinguished between (i) benefits related to gas and electricity transmission and distribution businesses (“regulated past specific benefits”), and (ii) benefits related to other activities (“unregulated past specific benefits”). Specific rights under the special pension plan applicable to EGI companies are on top of the standard benefits payable under ordinary law.

Regulated past specific benefits are funded by the levy on gas and electricity transmission and distribution services (Contribution Tarifaire d’Acheminement), and therefore no longer represent an obligation for the GDF SUEZ Group.

Unregulated past specific benefits are funded by EGI sector entities to the extent defined by decree no. 2005-322 of April 5,.2005. For GDF SUEZ, this funding obligation represents 3.69% of the past specific benefit obligations of all EGI sector companies.

The specific benefits vested under the plan since January 1, 2005 will be wholly financed by EGI sector companies in proportion to their respective share of the electricity and gas market as measured by total payroll costs.

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18.1.1.2

Main features of the EGI pension reform in 2008

In accordance with the “Guidance Document on the Reform of Special Pension Plans” published by the French Ministry for Labor, Social Affairs and Solidarity on October 10, 2007, the special pension scheme for electricity and gas utilities was amended by decree no. 2008-69 of January 22, 2008. Following a transitional phase, the decree brings the pension scheme for these utilities into line with standard public sector pensions.

Decree no. 2008-627 of June 27, 2008 on the pension and disability scheme for employees of electricity and gas utilities amends Appendix 3 of the national statute for EGI sector employees. The decree reiterates the core principles of the pension reform enshrined in decree no. 2008-69 of January 22, 2008 and lays down the basis for the new rules governing the special EGI pension scheme since July 1, 2008.

This decree is supplemented by decree no. 2008-653 of July 2, 2008 which updates various provisions of the EGI statute.

The amendments made to the existing scheme came into force on July 1, 2008 and chiefly concern:

•

an extension of the period during which employees pay in contributions;

•

introduction of a discount/premium mechanism;

•

the methodology for recalculating pensions.

During the transitional phase, the period over which employees have to pay in contributions before they can retire on a full pension – previously set at 150 quarters – will rise gradually up to 160 quarters on December 1, 2012. The scheme will then evolve in line with standard public sector pensions.

Discounts will be gradually introduced for employees who have not completed the required pay-in period.

The discount consists of applying a financial penalty to employees who have not paid in contributions over a sufficient period to qualify for a full pension. Conversely, a premium will be applied to employees who, under certain conditions, continue to work beyond 60 and have paid in contributions over more than 160 quarters.

Pensions and disability annuities will be recalculated as of January 1, 2009 on the basis of the retail price index (excluding tobacco).

As part of the pension reform and in accordance with the principles laid down by the Guidance Document, a first agreement was signed on January 29, 2008 for EGI sector companies. The agreement provides for the revaluation of the basic national salary for 2008 applicable to active and retired employees, modification of salary bands and changes in end-of-career indemnities.

The latest measurements of these and other “mutualized” obligations relating to EGI sector companies were carried out on January 1, 2008 by the CNIEG based on the assumption that employees would defer retirement in order to receive an identical level of benefits and avoid the risk of incurring a discount. In future, assumptions will be adjusted in line with actual behavior, which may have an impact on the financial statements.

18.1.2 Companies belonging to the electricity and gas sector in Belgium

In Belgium, the rights of employees in electricity and gas sector companies, principally Electrabel, Electrabel Customer Solutions (ECS), Distrigas, Fluxys and Laborelec, and some SUEZ-Tractebel SA employee categories, are governed by collective bargaining agreements.

These agreements, applicable to “wage-rated” employees recruited prior to June 1, 2002 and managerial staff recruited prior to May 1, 1999, specify the benefits entitling employees to a supplementary pension equivalent to 75% of their most recent annual income, for a full career and in addition to the statutory pension. These top-up pension payments are provided under defined benefit plans are partly reversionary. In practice, the benefits are paid in the form of a lump sum for the majority of plan participants.

Most of the obligations resulting from these pension plans are financed through pension funds set up for the electricity and gas sector and by certain insurance companies.

Pre-funded pension plans are financed by employer and employee contributions. Employer contributions are calculated annually based on actuarial assessments, in order to verify that the minimum legal financing requirements are met and that the benefits will be financed in the long term.

“Wage-rated” employees recruited after June 1, 2002 and managerial staff recruited after May 1, 1999 are covered under defined contribution plans. However, for contributions paid since January 1, 2004, Belgian law specifies a minimum average annual return of 3.25% over the beneficiary’s service life. Any deficit has to be borne by the employer. Therefore, for the portion of pension obligations corresponding to contributions paid since January 1, 2004, these plans should be considered as defined benefit plans. However, the plans continued to be recognized by the Group as defined contribution schemes, mainly because no material net liability has been identified. In light of the crisis in the financial markets, the actual rate of return was compared with the guaranteed minimum rate of return. The unfunded portion was not material at December 31, 2008.

Electricity and gas sector companies also grant other employee benefits such as the reimbursement of medical expenses, electricity and gas price reductions, as well as jubilee benefits and early retirement schemes. These benefits are not pre-funded, with the exception of the special “allocation transitoire” termination indemnity (equal to three months’ statutory pension), managed by an external insurance company. Since 2007, the long-service awards scheme has also been managed by an external insurance company.

The valuation of obligations takes into account, within the framework of the current regulatory context and of the collective bargaining agreements in force, the methods used by the electricity and gas supply sector in Belgium. With regard to the separation of production and distribution activities, the breakdown of obligations has been reviewed and the consequences taken into account at December 31, 2006.

In 2007, new defined benefit plans with a step rate formula(1) were offered to managerial staff recruited before May 1, 1999 and “wage-rate” employees recruited under the prior status (before June 1, 2002).

(1)

A formula guaranteeing members a set level of benefits independently of the statutory pension.

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The Group has an additional obligation of €51 million as a result of the above, €12 million of which is funded by a reimbursement right on certain inter-municipal companies (see below).

Moreover, measures concerning employees affiliated to the B scheme (providing for the payment of annuities) launched at the end of 2007 continued apace in 2008:

•

retirees were given the opportunity to opt for a single lump-sum payment to replace their staggered annuity payments. This resulted in a settlement of €81 million in 2008 (excluding the cost of the capital paid to retirees in the amount of €63 million);

•

active employees were given the opportunity to join the Elgabel pension plan (new funded step-rate formula), which led to a positive impact of €15 million.

The projected benefit obligation relating to these plans represented around 24% of total pension obligations and related liabilities at December 31, 2008.

18.2 Other post-employment and long-term benefit obligations

18.2.1 Other benefits granted to current and former EGI sector employees

Post-employment benefits:

•

reduced energy prices;

•

end-of-career indemnities;

•

bonus leave;

•

immediate bereavement benefits;

•

partial reimbursement of educational expenses.

Long-term benefits:

•

allowances for occupational accidents and illnesses;

•

temporary and permanent disability allowances;

•

long-service awards.

18.2.1.1 Reduced energy prices

Under article 28 of the national statute for electricity and gas industry personnel, all employees (current and former employees, provided they meet certain length-of-service conditions) are entitled to benefits in kind which take the form of reduced energy called the “employee rates”.

This benefit entitles employees to electricity and gas supplies at a reduced price. For the retirement phase, this represents a post-employment defined benefit which is recognized over the period during which the employee services are rendered. Retirees must have accumulated at least 15 years’ service in EGI sector companies to be eligible for the reduced energy price scheme.

In accordance with the agreements signed with EDF in 1951, Gaz de France provides gas to all current and former employees of Gaz de France and EDF, while EDF supplies these same beneficiaries with electricity. Gaz de France pays (or benefits from) the balancing contribution payable in respect of its employees as a result of energy exchanges between the two utilities.

The methods used to calculate these obligations have been harmonized within the new Group, which measures the obligation to provide energy at a reduced price to current and former employees as the difference between the energy sale price and the preferential rates granted.

18.2.1.2 End-of-career indemnities

Further to the reform of EGI pensions as of July 1, 2008, retiring employees (or their dependents in the event of death during active service) are entitled to end-of-career indemnities which increase in line with the length-of-service within the utilities.

18.2.1.3 Compensation for occupational accidents and illnesses

Like other employees under the standard pension scheme, EGI sector employees are entitled to compensation for accidents at work and other occupational illnesses. These benefits cover all employees or the dependents of employees who die as a result of occupational accidents or illnesses, or injuries suffered on the way to work.

The amount of the obligation corresponds to the likely present value of the benefits to be paid to current beneficiaries, taking into account any reversionary annuities.

18.2.2 Other companies

Most other Group companies also grant their staff post-employment benefits (pension and early retirement plans, end-of-career indemnities, medical coverage, benefits in kind, etc.) and other long-term benefits such as jubilee and length-of-service awards.

The main post-employment and other long-term benefit plans in the Group’s French and foreign subsidiaries are described below.

•

In France, retirement bonuses are paid to employees, and the amount, set by the applicable collective bargaining agreement, is defined in terms of a number of months’ salary calculated based on the employee’s length of service at retirement. Certain French subsidiaries also offer supplementary defined benefit plans that guarantee a level of annuity upon retirement.

•

In Germany, the Group’s various subsidiaries have implemented some or all of the following plans: defined benefit plans, early retirement plans, length-of-service bonuses, benefits in kind, and individual retirement commitments.

•

In Italy, employees are entitled to deferred compensation (“Trattamento di Fine Rapporto - TFR”) at the end of their employment contract, for example upon retirement.

•

In the United States and United Kingdom, annuities paid on retirement are generally determined as a percentage of the final salary.

Defined benefit pension plans may be fully or partly pre-funded by employer contributions to a pension fund (as is the case in the United States and United Kingdom) or a dedicated fund managed by an insurance company (France). Plan assets are funded by contributions paid by the company and, in some cases, by employees.

With the exception of the United States, other employee benefit plans and other long-term benefits are generally not pre-funded.

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18.2.3 Multi-employer plans

Employees of some Group companies are affiliated to multi-employer pension plans, covering pension, death and di, sability benefits legally paid in the form of annuities. Multi-employer plans are particularly common in the Netherlands, where electricity and gas sector employees are normally required to participate in a compulsory industry-wide scheme.

Multi-employer plans can be classified as either defined contribution or defined benefit plans, depending on the terms and conditions applicable to the plan (and any constructive obligation beyond the formal terms and conditions of the plan). In the absence of any regulations governing the calculation of the share of the underlying financial position and the performance attributable to each participating employer, and in the absence of a contractual agreement between the scheme and the participants on the financing of any shortfall (or distribution of any surplus), these multi-employer plans are treated by GDF SUEZ as defined contribution plans in accordance with IAS 19.

This concerns mainly Energy Services subsidiaries based in the Netherlands (mainly GTI Nederland and Axima Services B.V.), together with Electrabel Nederland and SITA Nederland, which participate in three multi-employer plans: Pensioenfonds Metaal en Techniek (PMT), Stichting Bedrijfstakpensioenfonds voor het beroepsvervoer over de weg (BPF Vervoer) and Algemeen Burgerlijk Pensioenfonds (ABP).

The financial crisis has lowered the funding status of the majority of Dutch multi-employer plans, and all three plans are required to raise their funding levels. In November 2008, the ABP and PMT funds, which had a funding surplus of 140% at end-2007, announced that they were 103.9%-funded and 86%-funded, respectively.

The Dutch pensions regulator, De Nederlandse Bank, requires pension funds to be at least 125%-funded. Funds that fail to meet this requirement must produce a funding program covering a period of 15 years. If the level of funding falls below 105%, a three-year refinancing plan must be put in place to restore the funding level to the required minimum rate.

Accordingly, none of these funds will be indexed to current retirement annuities, unlike the large majority of Dutch pension plans. The level of contributions will be lifted in 2009, up 2.04% for ABP, between 6% and 8.33% for PMT, and up 0.5% for BPF Vervoer (employer contributions only). The amount of the exemption applied to the salary that determines thus the portion of salary to be taken into account in the pension calculation has been increased 2.5% by ABP, 3.5% by PMT, and 2% by BPF Vervoer. This will result in a reduction of the future benefit obligation. To date, there are no plans to require employers to make a one-off catch-up payment.

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18.3 Defined benefit plans

18.3.1 Change in projected benefit obligation

The GDF SUEZ Group’s defined benefit obligations are as follows:

In millions of euros		Dec. 31, 2008			Dec. 31, 2007			Dec. 31, 2006
		Pension benefit obligations (a)	Other benefit obligations (b)	Total benefit obligations	Pension benefit obligations (a)	Other benefit obligations (b)	Total benefit obligations	Pension benefit obligations (a)	Other benefit obligations (b)	Total benefit obligations
A - CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at January 1		(4,065.8)	(713.1)	(4,778.9)	(4,412.9)	(804.2)	(5,217.1)	(5,446.4)	(1,060.7)	(6,507.1)
Service cost		(152.5)	(38.3)	(190.9)	(113.3)	(41.5)	(154.8)	(115.9)	(26.6)	(142.5)
Interest cost		(262.7)	(72.6)	(335.4)	(208.8)	(32.7)	(241.5)	(200.3)	(32.2)	(232.5)
Contributions paid		(7.8)		(7.8)	(7.8)		(7.8)	(8.6)		(8.6)
Amendments		7.1	6.0	13.1	(55.7)		(55.7)	1.4	(1.5)	(0.1)
Acquisitions/disposals of subsidiaries		(1,698.1)	(1,420.3)	(3,118.4)	8.7	(0.6)	8.1	918.6	250.7	1,169.3
Curtailments/settlements (*)		105.0	0.3	105.4	154.9	4.1	159.0	129.4	1.5	130.9
Special terminations		4.3	(2.0)	2.4	(6.0)	(2.5)	(8.5)	(8.8)	(1.6)	(10.4)
Actuarial gains and losses		(24.1)	(24.5)	(48.6)	273.0	115.1	388.1	21.8	1.3	23.1
Benefits paid		337.7	82.5	420.2	297.1	39.9	337.0	306.1	48.1	354.2
Other (translation adjustments)		122.8	(5.2)	117.6	5.0	9.1	14.1	(10.1)	16.8	6.7
Projected benefit obligation at December 31	A	(5,634.0)	(2,187.0)	(7,821.0)	(4,065.8)	(713.1)	(4,778.9)	(4,412.9)	(804.2)	(5,217.0)
B - CHANGE IN FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at January 1		2,452.0	46.9	2,499.0	2,406.4	46.9	2,453.3	2,561.0	47.8	2,608.8
Expected return on plan assets		199.4	3.1	202.5	132.7	3.3	136.0	126.9	3.2	130.0
Actuarial gains and losses		(528.0)	(11.5)	(539.5)	49.8	1.5	51.3	31.0	0.4	31.4
Contributions received		275.8	40.3	316.0	238.9	39.1	278.0	282.6	47.5	330.1
Acquisitions/disposals of subsidiaries		1,856.5		1,856.5	(2.3)		(2.3)	(259.6)		(259.6)
Settlements		(9.3)		(9.3)	(63.5)		(63.5)	(16.6)		(16.6)
Benefits paid		(330.1)	(40.3)	(370.4)	(297.1)	(39.9)	(337.0)	(306.1)	(48.1)	(354.2)
Other (translation adjustments)		(84.8)	1.5	(83.3)	(12.9)	(4.0)	(16.9)	(12.7)	(3.9)	(16.6)
Fair value of plan assets at December 31	B	3,831.3	40.0	3,871.3	2,452.0	46.9	2,498.9	2,406.4	46.9	2,453.2
C - FUNDED STATUS	A+B	(1,802.7)	(2,147.0)	(3,949.7)	(1,613.8)	(666.2)	(2,280.0)	(2,006.5)	(757.3)	(2,763.8)
Unrecognized past service cost		12.3	(14.2)	(1.9)	(1.2)	(15.3)	(16.5)	5.6	(17.4)	(11.7)
Asset ceiling (**)		(10.0)	(0.7)	(10.7)	(1.9)		(1.9)	(0.3)		(0.3)
NET BENEFIT OBLIGATION	A+B	(1,800.5)	(2,162.0)	(3,962.3)	(1,616.9)	(681.5)	(2,298.4)	(2,000.9)	(774.8)	(2,775.7)
ACCRUED BENEFIT LIABILITY		(1,987.3)	(2,163.5)	(4,150.8)	(1,662.1)	(684.1)	(2,346.2)	(2,019.6)	(777.4)	(2,797.0)
PREPAID BENEFIT COST		186.9	1.6	188.5	45.2	2.6	47.8	18.7	2.6	21.3

(*)

In 2008, this item includes €82 million in plan curtailments and €23 million in plan settlements.

(**)

Including additional provisions set aside on application of IFRIC 14.

(a)

Pensions and retirement bonuses.

(b)

Length-of-service awards, healthcare and other post-employment benefits.

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Changes in the scope of consolidation in 2008 essentially reflect the net obligations of Gaz de France companies which were consolidated for the first time at July 1, 2008, in an amount of €1.355 million.

To comply with IFRIC 14, an additional provision of €10.7 million was booked at December 31, 2008. The loss is recognized in equity in the statement of recognized income and expense (SORIE).

The Group considers that the calculation of statutory lay-off indemnities resulting from article 11 of the National Interprofessional Accord (“ANI”) signed in January 2008 does not apply to indemnities due in the event of voluntary retirement. This was confirmed by an interpretation signed by the ANI on December 15, 2008. The application of these provisions would have had no impact on the Group’s earnings or on its pension obligation.

18.3.2 Change in reimbursement rights

The Group’s obligations as presented above are grossed up with the reimbursement rights resulting from the pension obligations of the inter-municipal companies and against the portion of plan assets held by Contassur following its reclassification as a related party(1). Reimbursement rights described below are recorded in the balance sheet under “Other assets”.

18.3.2.1 Electrabel reimbursement right

Obligations towards employees of Electrabel’s distribution business are covered by a reimbursement right granted by the inter-municipal companies. The inter-municipal companies in the Walloon region do not have staff of their own and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal companies based on actual costs incurred.

In light of Electrabel’s right to reimbursement from the inter-municipal companies, pension obligations in relation to distribution employees (€296 million at December 31, 2008) are subsequently grossed up with the receivable recognized as an asset in the same amount.

This item decreased significantly in 2006 due to the transfer of distribution employees to Eandis and BNO.

Changes in the fair value of Electrabel’s reimbursement rights during 2008 may be summarized as follows:

In millions of euros	2008	2007	2006
Fair value at January 1	310	377	1,353
Changes in scope of consolidation			(915)
Actuarial gains and losses	40	(27)	15
Net proceeds for the year	(14)	24	(23)
Contributions paid	(40)	(64)	(53)
FAIR VALUE AT DECEMBER 31	296	310	377

18.3.2.2  Reimbursement right relating to Contassur

Modifications to IAS 19 in 2000 concerning the notion of related parties led the Group to gross up its pension obligations against the plan assets held by Contassur, and to recognize them as reimbursement rights under assets on the consolidated balance sheet. This operation had no impact on the consolidated income statement.

(1)

Although Contassur is subject to the same management and control obligations as any insurance company, due to the structure of its customer base and the composition of its executive management, it is considered that the GDF SUEZ Group has the power to influence the company’s management.

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Changes in the fair value of the reimbursement rights relating to Contassur during 2008 are summarized below.

In millions of euros	2008	2007	2006
Fair value at January 1	179.3	187.2	308.0
Expected return on plan assets	8.6	10.8	12.8
Actuarial gains and losses	(33.7)	4.7	0.7
Actual return	(25.0)	15.5	13.5
Employer contributions	12.2	8.4	12.3
Employee contributions	2.7	2.5	2.6
Acquisitions/disposals excluding business combinations	(6.6)	(6.1)	(50.5)
Curtailments		(12.5)	(82.1)
Benefits paid	(15.4)	(15.7)	(16.6)
FAIR VALUE AT DECEMBER 31	147.2	179.3	187.2

The decrease in fair value in 2006 also reflects the transfer of employees to Eandis and BNO.

18.3.3 Actuarial gains and losses recognized in equity

Net actuarial gains recognized in equity amounted to €600 million at December 31, 2008 compared to net actuarial losses of €85.9 million at end-2007.

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
At January 1	(85.9)	310.6	365.0
Actuarial (gains)/losses generated during the year	685.9	(396.5)	(54.4)
AT DECEMBER 31	600.0	(85.9)	310.6

Actuarial gains and losses presented in the above table include translation adjustments. In the statement of recognized income and expense, translation adjustments are shown separately.

18.3.4 Reconciliation with provisions carried in the balance sheet

The table below shows the reconciliation of pension liabilities with provisions carried in the balance sheet:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Provision for pensions	1,987.3	1,662.1	2,020.6
Provision for other post-employment and long-term benefits	2,163.5	684.1	776.9
TOTAL PROVISION	4,150.8	2,346.2	2,797.5

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The yearly changes in pension liabilities and prepaid costs carried in the balance sheet can be broken down as follows:

In millions of euros	Liabilities	Assets
Balance at December 31, 2006	(2,797.0)	21.3
Exchange rate differences	(2.0)	(0.4)
Changes in scope of consolidation and other	8.9	(9.0)
Actuarial gains and losses	348.4	35.0
Period pension cost	(165.3)	(8.7)
Contributions	260.7	9.5
Balance at December 31, 2007	(2,346.3)	47.7
Exchange rate differences	34.3
Changes in scope of consolidation and other	(1,610.6)	348.7
Actuarial gains and losses	(383.5)	(204.6)
Period pension cost	(234.6)	23.3
Asset ceiling/IFRIC 14	14.1	(2.4)
Contributions/Benefits paid	375.7	(24.2)
Balance at December 31, 2008	(4,150.8)	188.5

18.3.5 Components of the net periodic pension cost

The net periodic cost recognized in respect of defined benefit obligations for the years ended December 31, 2008, 2007 and 2006 breaks down as follows:

In millions of euros	2008	2007	2006
Current service cost	190.8	154.7	142.5
Interest cost	335.3	241.4	232.5
Expected return on plan assets	(202.5)	(136.0)	(130.0)
Actuarial gains and losses	2.2	(55.9)	3.9
Past service cost	(31.2)	59.3	1.0
Gains or losses on pension plan curtailments, terminations and settlements	(91.7)	(99.9)	(114.3)
Special terminations	8.4	10.3	10.4
Asset ceiling		0.0	(0.3)
TOTAL	211.3	174.0	145.6
o/w recorded in current operating income	78.5	68.6	43.2
o/w recorded in net financial income/(loss)	132.8	105.4	102.5

18.3.6 Funding policy and strategy

When defined benefit plans are funded, the related plan assets are invested in pension funds and/or with insurance companies, depending on the investment practices specific to the country concerned. The investment strategies underlying these defined benefit plans are aimed at striking the right balance between return on investment and acceptable levels of risk.

The objectives of these strategies are twofold: to maintain sufficient income streams and liquidity to cover pension and other benefit payments; and as part of risk management, to achieve a long-term rate of return higher than the discount rate or where appropriate, at least equal to future required returns.

When plan assets are invested in pension funds, investment decisions and the allocation of plan assets are the responsibility of the fund manager concerned. For French companies, where plan assets are invested with an insurance company, the latter manages the investment portfolio for unit-linked policies and guarantees a rate of return on assets in euro-denominated policies. These diversified funds are actively managed by reference to composite indexes and adapted to the long-term profile of the liabilities, taking into account eurozone government bonds and shares in front-ranking companies within and outside the eurozone.

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The insurer’s sole obligation is to ensure a fixed minimum return on assets in euro-denominated funds.

The funding of these obligations at December 31 for each of the periods presented can be analyzed as follows:

	Projected benefit obligation	Fair value of plan assets	Unrecognized past service cost	Asset ceiling (*)	Total net obligations
Underfunded plans	(4,686.8)	2,251.0	(12.6)	(8.5)	(2,456.9)
Overfunded plans	(1,426.3)	1,620.3	(1.5)	(2.2)	190.4
Unfunded plans	(1,708.0)		12.2		(1,695.8)
TOTAL AT DECEMBER 31, 2008	(7,821.0)	3,871.3	(1.9)	(10.7)	(3,962.3)
Underfunded plans	(3,319.5)	1,890.5	(12.0)		(1,441.0)
Overfunded plans	(561.8)	608.4	(2.0)	(1.9)	42.7
Unfunded plans	(897.7)		(2.4)		(900.1)
TOTAL AT DECEMBER 31, 2007	(4,778.9)	2,498.9	(16.4)	(1.9)	(2,298.4)
Underfunded plans	(3,729.6)	2,119.6	(5.8)		(1,615.8)
Overfunded plans	(322.7)	333.6	0.0	(0.2)	10.8
Unfunded plans	(1,164.7)	0.0	(5.9)		(1,170.6)
TOTAL AT DECEMBER 31, 2006	(5,217.0)	2,453.2	(11.7)	(0.2)	(2,775.7)
(*) Including additional provisions set aside on application of IFRIC 14.

The allocation of plan assets by principal asset category can be analyzed as follows:

	2008	2007	2006
Equities	26%	32%	33%
Bonds	47%	47%	45%
Real estate	3%	6%	7%
Other (including money market securities)	24%	15%	15%
TOTAL	100%	100%	100%

18.3.7 Actuarial assumptions

Actuarial assumptions are determined individually per country and company in association with independent actuaries. Weighted discount rates are presented below:

	Pension benefit obligations			Other benefit obligations			Total benefit obligations
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Discount rate	5.2%	5.6%	4.8%	5.2%	5.1%	4.2%	5.2%	5.5%	4.7%
Estimated future increase in salaries	3.5%	3.6%	3.7%	3.5%	3.4%	3.5%	3.5%	3.6%	3.7%
Expected return on plan assets	6.9%	6.1%	5.6%	6.4%	6.9%	6.5%	6.8%	6.1%	5.6%
Average remaining working lives of participating employees	13 years	12 years	12 years	13 years	14 years	13 years	13 years	12 years	12 years

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18.3.7.1 Discount rate

The discount rate applied is determined based on the yield, at the date of the calculation, on top-rated corporate bonds with maturities mirroring the likely maturity of the plan.

The discount rates used for EUR, USD and GBP represent 10, 15, and 20 year rates on AA composite indexes referenced by Bloomberg. In Switzerland, the discount rate is the yield on government bonds with the same maturity as the pension plans.

According to the Group’s estimates, a +/-1% change in the discount rate would result in a change of approximately 8.8% in the obligations.

18.3.7.2 Expected return on plan assets

To calculate the expected return on plan assets, the portfolio is divided into sub-groups of homogenous components sorted by major asset class and geographic area, based on the composition of the benchmark indexes and volumes in each fund at December 31 of the previous year.

An expected rate of return is assigned to each sub-group for the period, based on information published by a third party. The fund’s overall performance in terms of absolute value is then compiled and compared with the value of the portfolio at the beginning of the period.

The expected return on plan assets is calculated in light of market conditions and based on a risk premium. The risk premium is calculated by reference to the supposedly risk-free rate on government bonds, for each major asset class and geographical area.

The expected return on reimbursement rights is 5%.

In light of the crisis in the financial markets, the value of plan assets relating to the Group’s Belgian entities in 2008 was estimated assuming a positive 5% return on plan assets managed by insurance companies and a negative 20% return on assets managed by pension funds. This assumption was in line with the returns calculated at year-end.

The return on plan assets for companies eligible for the EGI pension scheme was a negative 10% in 2008.

18.3.7.3 Other assumptions

The rate of increase in medical costs (including inflation) was estimated at 3.2%.

A one percentage point change in the assumed increase in healthcare costs would have the following impacts:

In millions of euros	One point increase	One point decrease
Impact on expenses	4.4	(3.6)
Impact on pension obligations	45.4	(37.9)

18.3.8 Experience adjustments

The breakdown of experience adjustments giving rise to actuarial gains and losses is as follows:

In millions of euros	Dec. 31, 2008		Dec. 31, 2007
	Pension benefit obligations	Other benefit obligations	Pension benefit obligations	Other benefit obligations
Projected benefit obligation	(5,634.0)	(2,187.0)	(4,065.8)	(713.1)
Fair value of plan assets	3,831.3	40.0	2,452.0	46.9
Surplus/deficit	(1,802.7)	(2,147.0)	(1,613.8)	(666.2)
Experience adjustments to projected benefit obligation	(95.0)	12.0	(11.9)	(61.7)
Experience adjustments to fair value of plan assets	528.0	11.5	(9.0)	1.2

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18.3.9 Geographical breakdown of obligations

In 2008, the geographical breakdown of the main obligations and actuarial assumptions (including inflation) were as follows:

In millions of euros	Eurozone		UK		US		Rest of the world
	Pension benefit obligations	Other benefit obligations	Pension benefit obligations	Other benefit obligations	Pension benefit obligations	Other benefit obligations	Pension benefit obligations	Other benefit obligations
Net benefit obligations	(1,464)	(2,028)	(20)	(0)	(73)	(67)	(244)	(66)
Discount rate	5.2%	5.2%	6.4%	-	6.4%	6.2%	7.8%	5.0%
Estimated future increase in salaries	3.4%	3.4%	3.9%	-	3.5%	3.5%	4.3%	4.6%
Expected return on plan assets	6.9%	6.4%	7.2%	-	8.5%	8.5%	5.7%	5.4%
Average remaining working lives of participating employees (years)	13	13	13	-	13	13	9	14

18.3.10 Payments due in 2009

The Group expects to pay around €152 million in recurring contributions into its defined benefit plans in 2009, including €57 million for EGI sector companies. Annual contributions in respect of EGI sector companies will be made by reference to rights vested in the year, taking into account the funding level for each entity in order to even out contributions over the medium term.

In light of the financial crisis, the Group expects a slight rise in its contributions for 2009. A one-off premium of €30 million will also be paid in 2009 under the Elgabel plan.

18.4 Defined contribution plans

In 2008, the Group recorded a €113 million charge in respect of amounts paid into Group defined contribution plans (€99 million in 2007).

These contributions are recorded under “Personnel costs” in the consolidated income statement.

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NOTE 19 EXPLORATION & PRODUCTION ACTIVITIES

19.1 Exploration & Production assets

This caption includes the following items:

In millions of euros	Licenses	Plant and equipment	Total capitalized E&P assets
A. GROSS AMOUNT
At December 31, 2007	0	0	0
Changes in scope of consolidation	171.8	5,516.1	5,687.9
Acquisitions	186.3	1,293.8	1,480.1
Disposals		(63.2)	(63.2)
Translation adjustments	(15.4)	(501.8)	(517.2)
Other	61.1	(71.2)	(10.1)
At December 31, 2008	403.8	6,173.7	6,577.5
B. ACCUMULATED AMORTIZATION, DEPRECIATION AND IMPAIRMENT
At December 31, 2007	0	0	0
Changes in scope of consolidation	0	0	0
Amortization, depreciation and impairment	42.5	372.2	414.7
Disposals		(14.5)	(14.5)
Translation adjustments	(5.6)	(164.6)	(170.2)
Other		0.0	0.0
At December 31, 2008	36.9	193.0	230.0
C. CARRYING AMOUNT
At December 31, 2008	366.9	5,980.7	6,347.5

Changes in scope of consolidation chiefly reflect the first-time consolidation of Gaz de France and its subsidiaries, while acquisitions for the period mainly include oil and gas fields located in the Dutch North Sea for €768 million.

19.2 Capitalized exploration costs

The following table provides a breakdown of the net change in capitalized exploration costs:

At December 31, 2007	0
Changes in the scope of consolidation	206
Capitalized costs pending determination of proven reserves	163
Amounts previously capitalized and expensed during the year	(53)
Amounts transferred to assets in progress	(41)
Other	0
At December 31, 2008	275

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NOTE 20 FINANCE LEASES

20.1 Finance leases for which GDF SUEZ acts as lessee

The carrying amounts of property, plant and equipment held under finance leases are broken down into different asset categories depending on their type.

The main finance lease agreements entered into by the Group primarily concern Novergie’s incineration facilities, the Choctaw power station in the United States and Elyo’s co-generation plants.

The present values of future minimum lease payments break down as follows:

In millions of euros	Future minimum lease payments at Dec. 31, 2008		Future minimum lease payments at Dec. 31, 2007		Future minimum lease payments at Dec. 31, 2006
	Undiscounted value	Present value	Undiscounted value	Present value	Undiscounted value	Present value
Year 1	240.3	227.0	156.6	151.1	153.5	148.9
Years 2 to 5 inclusive	803.5	706.6	483.0	421.4	516.8	462.0
Beyond year 5	913.6	485.8	924.8	501.2	1,064.3	606.2
TOTAL FUTURE MINIMUM LEASE PAYMENTS	1,957.3	1,419.4	1,564.4	1,073.7	1,734.7	1,217.1

The following table provides a reconciliation of maturities of liabilities under finance leases as reported in note 14.2.1 with the maturities of undiscounted future minimum lease payments:

In millions of euros	Total	Year 1	Years 2 to 5 inclusive	Beyond year 5
Liabilities under finance leases	1,532.4	185.0	561.7	785.7
Impact of discounting future repayments of principal and interest	425.0	55.3	241.8	127.9
UNDISCOUNTED FUTURE MINIMUM LEASE PAYMENTS	1,957.3	240.3	803.5	913.6

20.2 Finance leases for which GDF SUEZ acts as lessor

These leases fall mainly within the scope of IFRIC 4 guidance on the interpretation of IAS 17. They concern (i) energy purchase and sale contracts where the contract conveys an exclusive right to use a production asset; and (ii) certain contracts with industrial customers relating to assets held by the Group.

The Group has recognized finance lease receivables for Solvay, Total (Belgium), Bowin (Thailand) and Air Products (Netherlands) in relation with co-generation plants. It has also recognized finance lease receivables on the sale of transmission capacities in Mexico.

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In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Undiscounted future minimum lease payments	628.5	399.5	464.5
Unguaranteed residual value accruing to the lessor	27.5	21.8	24.0
TOTAL GROSS INVESTMENT IN THE LEASE	656.0	421.3	488.5
Unearned financial income	125.9	137.8	165.7
NET INVESTMENT IN THE LEASE	530.2	283.5	322.8
• o/w present value of future minimum lease payments	518.6	274.9	312.8
• o/w present value of unguaranteed residual value	11.6	8.6	10.0

Amounts recognized in the consolidated balance sheet in connection with finance leases are detailed in note 14.1.2 “Loans and receivables carried at amortized cost”.

Undiscounted future minimum lease payments receivable under finance leases can be analyzed as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Year 1	106.5	36.4	37.2
Years 2 to 5 inclusive	283.7	142.4	147.2
Beyond year 5	238.3	220.7	280.1
TOTAL	628.5	399.5	464.5

NOTE 21 OPERATING LEASES

21.1 Operating leases for which GDF SUEZ acts as lessee

The Group has entered into operating leases mainly in connection with LNG tankers, and miscellaneous buildings and fittings.

Operating lease income and expense for 2008, 2007 and 2006 can be analyzed as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Minimum lease payments	(653.6)	(359.8)	(403.4)
Contingent lease payments	(139.9)	(149.3)	(161.6)
Sub-letting income	20.7	8.5	4.1
Sub-letting expenses	(99.4)	(25.6)	(2.5)
Other operating lease expenses	(72.7)	(86.1)	(115.9)
TOTAL	(944.9)	(612.3)	(679.3)

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Future minimum lease payments under non-cancelable operating leases can be analyzed as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Year 1	439.3	296.1	221.3
Years 2 to 5 inclusive	1,209.6	913.1	663.1
Beyond year 5	1,077.2	1,105.4	820.5
TOTAL	2,726.2	2,314.6	1,704.9

21.2 Operating leases for which GDF SUEZ acts as lessor

These leases fall mainly within the scope of IFRIC 4 guidance on the interpretation of IAS 17. They concern primarily the HHPC plant in Thailand, the BAYMINA plant in Turkey, and the HOPEWELL and RED HILLS plants in the United States. Operating lease income for 2008, 2007 and 2006 can be analyzed as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Minimum lease payments	310.4	676.4	668.5
Contingent lease payments	0.0	0.0	43.1
TOTAL	310.4	676.4	711.6

Future minimum lease payments receivables under non-cancelable operating leases can be analyzed as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Year 1	551.4	422.4	458.0
Years 2 to 5 inclusive	2,002.2	1,463.2	1,591.1
Beyond year 5	2,186.9	2,084.7	2,487.3
TOTAL	4,740.5	3,970.3	4,536.4

NOTE 22 SERVICE CONCESSION ARRANGEMENTS

SIC 29, Disclosure – Service Concession Arrangements was published in May 2001 and prescribes the information that should be disclosed in the notes to the financial statements of a concession grantor and a concession operator.

IFRIC 12 published in November 2006 prescribes the accounting treatment applicable to concession arrangements meeting certain criteria in which the concession grantor is considered to control the related infrastructure (see note 1.4.7).

As described in SIC 29, a service concession arrangement generally involves the grantor conveying for the period of the concession to the operator:

(a)

the right to provide services that give the public access to major economic and social facilities; and

(b)

in some cases, the right to use specified tangible assets, intangible assets, and/or financial assets;

in exchange for the operator:

(c)

committing to provide the services according to certain terms and conditions during the concession period; and

(d)

when applicable, committing to return at the end of the concession period the rights received at the beginning of the concession period and/or acquired during the concession period.

The common characteristic of all service concession arrangements is that the operator both receives a right and incurs an obligation to provide public services.

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The Group manages a large number of concessions as defined by SIC 29 covering drinking water distribution, water treatment, waste collection and treatment, and gas and electricity distribution.

These concession arrangements set out rights and obligations relative to the infrastructure and to the public service, in particular the obligation to provide users with access to the public service. In certain concessions, a schedule is defined specifying the period over which users should be provided access to the public service. The terms of the concession arrangements vary between 10 and 65 years, depending mainly on the level of capital expenditures to be made by the concession operator.

For consideration of these obligations, GDF SUEZ is entitled to bill either the local authority, the grantor of the concession, (mainly incineration and BOT water treatment contracts) or the users (contracts for the distribution of drinking water or gas and electricity) for the services provided. This right to bill gives rise to an intangible asset, a tangible asset, or a financial asset, depending on the applicable accounting model (see note 1.4.7).

The tangible asset model is used when the concession grantor does not control the infrastructure. For example, this is the case of water distribution concessions in the United States, which do not provide for the return of the infrastructure to the grantor of the concession at the end of the contract (and the infrastructure therefore remains the property of GDF SUEZ), and gas distribution concessions in France, which fall within the scope of law no. 46-628 of April 8, 1946.

A general obligation also exists to return the concession infrastructure to good working condition at the end of the concession. Where appropriate (see note 1.4.7), this obligation leads to the recognition of a capital renewal and replacement liability (see note 14.2.3).

Services are generally billed at a fixed price which is linked to a particular index over the term of the contract. However, contracts may contain clauses providing for price adjustments (usually at the end of a five-year period) if there is a change in the economic conditions forecast at the inception of the contracts. By exception, contracts exist in certain countries (e.g., the United States and Spain) which set the price on a yearly basis according to the costs incurred under the contract. These costs are therefore recognized in assets (see note 1.4.7). For the distribution of natural gas in France, the Group applies the ATRD rates set by the Minister for the Economy, Finance and Industry following consultation with the French Energy Regulatory Commission (CRE). Since July 1, 2008, the Group has applied the ATRD 3 rates set by the Ministerial decree of June 2, 2008. The ATRD 3 rates schedule introduced a new regulatory framework covering a period of four years and incorporating a number of productivity targets. The schedule was established based on capital charges made up of (i) depreciation expense and (ii) the rate of return on capital employed. These two components are computed by reference to the valuation of assets operated by the Group, known as the “Regulated Asset Base” (RAB). The RAB includes the following asset groups: pipelines and connections, pressure-regulation stations, meters, other technical facilities, buildings, and IT equipment. To determine the annual capital charges, the CRE applies a depreciation period ranging from 5 to 45 years depending on the asset concerned. Pipes and connections, which represent 95% of the assets included in the Regulated Asset Base, are depreciated over a period of 45 years. The rate of return on capital employed is calculated based on a return of 6.75% on the RAB (actual rate, before tax).

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NOTE 23 CASH FLOWS

23.1 Reconciliation with income tax expense in the consolidated income statement

In millions of euros	Tax cash flows (income tax expense)
	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Impact in the income statement	(911.9)	(527.5)	(815.1)
• provisions for income taxes	58.4	(7.4)	5.8
• deferred tax (a)	41.8	(446.9)	29.6
• other (b)	(994.6)	(23.9)	(205.7)
Impact in the cash flow statement	(1,806.3)	(1,005.6)	(985.4)

(a)

In 2007, deferred tax assets related to tax loss carry-forwards arising within the tax consolidation group were recognized in an amount of €500 million.

(b)

In 2008, the “Other” line includes €944 million in additional income tax expense corresponding mainly to prepaid income tax disbursed by the tax consolidation groups headed by GDF SUEZ SA and SUEZ Environnement Company. These prepayments will be recovered in 2009 on settlement of the effective amount of income tax payables for 2008.

23.2 Reconciliation with net financial income/(loss) in the consolidated income statement

In millions of euros	Financial cash flows (net financial income/loss)
	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Impact in the income statement	(1,494.1)	(722.1)	(731.0)
Changes in amortized cost	62.4	37.2	28.2
Foreign currency translation and changes in fair value	129.8	(119.2)	64.5
Unwinding of discounting adjustments to provisions	489.0	372.5	340.4
Other	(0.7)	(20.7)	(16.6)
Impact in the cash flow statement	(813.7)	(452.3)	(314.5)

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NOTE 24 SHARE-BASED PAYMENT

Expenses recognized in respect of share-based payment break down as follows:

In million of euros	Notes	Expense for the year
		Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Stock option plans	24.1	54.6	43.3	35.4
Employee share issues	24.2	-	35.0	-
Share Appreciation Rights (*)	24.2	15.5	2.0	15.9
Bonus/performance share plans	24.3	114.6	38.1	7.5
Exceptional bonus	24.4	5.5	6.7	0.0
TOTAL		190.2	125.1	58.8
(*) Set up within the scope of employees share issues in certain countries.

24.1 Stock option plans

24.1.1 Stock option policy

GDF SUEZ’s stock option policy aims to closely involve executive and senior management, as well as high-potential managers, in the future development of the Group and in creating shareholder value.

The award of stock purchase or subscription options is also a means of retaining employee loyalty, both in terms of adhesion to Group values and commitment to strategic policies. Conditions for the award of options and the list of beneficiaries are approved by the Board of Directors in accordance with authorizations granted at Shareholders’ Meetings.

In 2007, Executive Management reaffirmed its wish to maintain a growing base of beneficiaries, so as to preserve the coherence of SUEZ’s policy in this area. The decision taken in 2000 not to apply a discount when determining the option price was renewed in 2008.

Since the Board of Directors’ decision in 2005, the number of options awarded has been reduced and partly replaced by an award of bonus SUEZ shares, made available to more employees than were previously eligible for stock options.

In 2008, awards of bonus shares testified to these principles.

In connection with the US delisting procedure, stock options granted to employees of Group companies in the US were replaced in 2007 by a Share Appreciation Rights scheme, which entitles beneficiaries to a cash payment equal to the profit they would make on exercising their options and immediately selling the underlying shares.

Furthermore, the Board of Directors decided that the exercise of a portion of options awarded would be subject to certain conditions, provided for in the conditional system for the Group’s senior managers and in the enhanced conditional system for members of the Group Executive Committee. Pursuant to the initial rules governing the plans and the Board of Directors’ decision of October 18, 2006, the objectives defined as performance conditions applicable to stock option plans (described below) were lowered as a result of the merger with Gaz de France by applying a coefficient of 0.80.

Conditional system

2003 plan:

As the performance conditions were satisfied at November 17, 2007, the stock subscription options granted to the Group’s senior managers and members of the Group Executive Committee may be exercised.

2004 plan and plans for subsequent years:

The exercise of half of the stock subscription options granted to the Group’s senior managers and half of the options awarded to members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system), is subject to a number of performance conditions.

These conditions are described below:

2004 plan: options may be exercised under this plan if, during the period from November 17, 2008 to November 16,.2012, the SUEZ share price is equal to or greater than the exercise price of €18.14, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 17, 2004 to November 17,.2008.

2005 plan: The options subject to this performance condition may be exercised if, during the period from December 8, 2009 to December 7, 2013, the SUEZ share price is equal to or greater than the exercise price of €24.20, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8,.2005 to December 8, 2009.

2006/2007 plan: These options may be exercised if, during the period from January 17, 2011 to January 16,.2015 inclusive, the SUEZ share price is equal to or greater than the exercise price of €38.89, adjusted for the change in the Eurostoxx Utilities Index observed over the period from January 16, 2007 to January 16, 2011.

REFERENCE DOCUMENT 2008    389

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November 2007 plan: These options may be exercised if, during the period from November 13, 2011 to November 13, 2015 inclusive, the SUEZ share price is equal to or greater than the exercise price of €44.37, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 13, 2007 to November 13, 2011.

2008 plan: options under this plan may be exercised if, during the period from November 9, 2012 to November 11, 2016, the GDF SUEZ share price reaches at least on one occasion a price equal to the option exercise price (€32.74) adjusted for the change in the Eurostoxx Utilities index observed over the period from November 11,.2008 to November 9, 2012.

Enhanced conditional system

Approximately 10% of the stock subscription options granted to members of the Group Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. If the conditions described below are met, then the associated options may be exercised; failing this, the options are irrevocably forfeited.

2004 plan: the performance conditions were met as of November 17, 2008 and the options may therefore be exercised.

2005 plan: the 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on December 8, 2009 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of the options, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to December 8, 2009, plus 1% per annum.

2006/2007 plan: the 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on January 17, 2011 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the change in the Eurostoxx Utilities Index observed over the period from January 16, 2007 to January 16, 2011, plus 4%.

November 2007 plan: the 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on November 14, 2011 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the change in the Eurostoxx Utilities Index observed over the period from November 13, 2007 to November 13, 2011, plus 4%.

2008 plan: the 10% of options subject to this enhanced performance condition may be exercised if the GDF SUEZ share price on November 12, 2012 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the change in the Eurostoxx Utilities Index observed over the period from November 11, 2008 to November 9, 2012, plus 4%.

24.1.2 Details of stock option plans in force until the merger with Gaz de France

• STOCK SUBSCRIPTION OPTIONS

Plan	Date of authorizing AGM	Vesting date	Exercise price	Number of beneficiaries per plan	Outstanding options at Dec. 31, 2007	Number of shares to be subscribed by the Executive Committee (**)	Options exercised (***)	Options canceled	Outstanding options at Aug. 22, 2008 (unadjusted)	Expiration date	Residual life
11/28/2000 (*)	05/05/2000	11/28/2004	34.39	1,347	3,502,590	1,193,708	569,981	20,916	2,911,693	11/28/2010	1.9
12/21/2000 (*)	05/05/2000	12/21/2004	35.74	510	1,159,433	153,516	53,357	1,985	1,104,091	12/20/2010	2.0
11/28/2001 (*)	05/04/2001	11/28/2005	32.59	3,161	6,105,971	1,784,447	432,030	27,937	5,646,004	11/27/2011	2.9
11/20/2002 (*)	05/04/2001	11/20/2006	16.69	2,528	2,448,213	1,327,819	301,879	33,879	2,112,455	11/19/2012	3.9
11/19/2003 (*)	05/04/2001	11/19/2007	13.16	2,069	3,141,286	1,337,540	535,754	65,794	2,539,738	11/18/2011	2.9
11/17/2004 (*)	04/27/2004	11/17/2008	17.88	2,229	8,507,717	1,320,908	2,030	133,306	8,372,381	11/16/2012	3.9
12/09/2005	04/27/2004	12/09/2009	24.20	2,251	6,399,125	1,352,000	2,400	98,925	6,297,800	12/09/2013	4.9
01/17/2007	04/27/2004	01/16/2011	38.89	2,190	5,653,783	1,218,000	1,000	84,197	5,568,586	01/16/2015	6.0
11/14/2007	05/04/2007	11/13/2011	44.37	2,104	4,373,050	804,000	0	21,270	4,351,780	11/13/2015	6.9
TOTAL					41,291,168	10,491,938	1,898,431	488,209	38,904,528

(*)

Exercisable plans.

(**)

Corresponding to the Management Committee at the time the options were awarded in 2000 and 2001.

(***)

In certain specific circumstances such as retirement or death, outstanding options may be exercised in advance of the vesting date.

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• STOCK PURCHASE OPTIONS

	Options	Average exercise price
Balance at December 31, 2007	41,383,384	28.19
Granted	0
Exercised	(1,990,647)	25.34
Canceled	(488,209)	24.84
Balance at August 22, 2008 (*).	38,904,528	28.38
(*) Adjustment calculation date (see section 24.2.3)

24.1.3 Changes in plans since the merger with Gaz de France

In accordance with the merger prospectus and the provisions of the French Commercial Code (Code de Commerce), all of the commitments undertaken by SUEZ towards beneficiaries whose stock options are currently vesting have been taken over by the new Group. The beneficiaries’ individual rights have been adjusted to take into account (i) the spin-off of 65% of SUEZ Environnement Company to SUEZ shareholders, and (ii) the exchange ratio applicable to the merger. In compliance with the merger prospectus, these adjustments were made based on four inputs:

•

the value of SUEZ shares before the spin-off(1);

•

the value of SUEZ Environnement Company shares(2);

•

the ratio for the spin-off (1 SUEZ Environnement Company share for 4 SUEZ shares);

•

the exchange ratio applicable to the merger (21 GDF SUEZ shares for 22 SUEZ shares).

After these adjustments, the 38.904.528 options on SUEZ shares outstanding at the date of the spin-off/merger increase to 41.320.974 options on GDF SUEZ shares. The adjustments were effective on August 22, 2008, fifteen days after SUEZ Environnement Company was floated on the stock market.

Plan	Date of authorizing AGM	Vesting date	Adjusted exercise price	Number of beneficiaries per plan	Outstanding options at Aug. 22, 2008 (adjusted)	Number of shares to be subscribed by the Executive Committee (**)	Options exercised (***)	Options canceled	Outstanding options at Dec. 31, 2008	Expiration date	Residual life
11/28/2000 (*)	05/05/2000	11/28/2004	32.38	1,347	3,092,541	1,193,708	15,858	1,126	3,075,557	11/28/2010	1.9
12/21/2000 (*)	05/05/2000	12/21/2004	33.66	510	1,172,404	153,516	27,671	0	1,144,733	12/20/2010	2.0
11/28/2001 (*)	05/04/2001	11/28/2005	30.70	3,161	5,995,205	1,784,447	77,090	1,126	5,916,989	11/27/2011	2.9
11/20/2002 (*)	05/04/2001	11/20/2006	15.71	2,528	2,243,921	1,327,819	112,657	2,813	2,128,451	11/19/2012	3.9
11/19/2003 (*)	05/04/2001	11/19/2007	12.39	2,069	2,697,296	1,337,540	392,600	0	2,304,696	11/18/2011	2.9
11/17/2004 (*)	04/27/2004	11/17/2008	16.84	2,229	8,892,824	1,320,908	1,479,442	4,043	7,409,339	11/16/2012	3.9
12/09/2005	04/27/2004	12/09/2009	22.79	2,251	6,689,902	1,352,000	5,822	16,993	6,667,087	12/09/2013	4.9
01/17/2007	04/27/2004	01/16/2011	36.62	2,190	5,914,003	1,218,000		9,943	5,904,060	01/16/2015	6.0
11/14/2007	05/04/2007	11/13/2011	41.78	2,104	4,622,878	804,000		6,040	4,616,838	11/13/2015	6.9
11/12/2008	07/16/2008	11/12/2012	32.74	3,753		2,615,000			7,645,990	11/11/2016	7.9
TOTAL					41,320,974	13,106,938	2,111,140	42,084	46,813,740

(*)

Exercisable plans.

(**)

Corresponding to the Management Committee at the time the options were awarded in 2000 and 2001.

(***)

In certain specific circumstances such as retirement or death, outstanding options may be exercised in advance of the vesting date.

(1)

The value of the SUEZ share was its weighted average price on the Paris stock market in the three days preceding the spin-off (€44.6194).

(2)

The value of the SUEZ Environnement Company share was its weighted average price on the Paris stock market in the 15 days preceding its listing (€18.0449).

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	Options	Average exercise price
Balance at August 22, 2008	41,320,974	26.72
Granted	7,645,990	32.74
Exercised	(2,111,140)	16.81
Canceled	(42,084)	28.21
Balance at December 31, 2008	46,813,740	27.71

The average price of the SUEZ share in the first half of 2008 was €43.79, while the average price of the GDF SUEZ share from the date of the merger to December 31, 2008 was €34.75.

24.1.4 Fair value of stock option plans in force

Stock option plans are valued based on a binomial model using the following assumptions:

	2008 plan	November 2007 plan	January 2007 plan	2005 plan	2004 plan
Volatility (a)	35.16%	33.71%	32.87%	31.25%	29.66%
Risk-free rate (b)	3.63%	4.03%	4.00%	3.25%	3.70%
In euros
Dividend (c)	1.39	1.34	1.2	0.8	0.8
Fair value of options at the grant date	9.33	15.04	12.28	7.24	4.35

(a)

Volatility corresponds to a moving average of volatilities over the life of the plan.

(b)

The risk-free interest rate corresponds to a risk-free rate over the life of the plan.

(c)

Last dividend paid/recommended.

24.1.5 Accounting impact

Based on a staff turnover assumption of 5%, the expense recorded during the period in relation to stock option plans was as follows:

Grant date	Expense for the year
In million of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
11/20/2002			9.4
11/19/2003		5.1	5.8
11/17/2004	7.9	9.0	9.0
12/09/2005	11.2	11.2	11.2
01/17/2007	17.1	15.9
11/14/2007	15.9	2.1
11/12/2008	2.5
TOTAL	54.6	43.3	35.4

As allowed under IFRS 2, an expense has been recognized only for options granted after November 7, 2002 that had not yet vested at January 1, 2005.

Adjustments made to beneficiaries’ rights following the merger have no impact on the expense for the period.

24.1.6 Share Appreciation Rights

The award of Share Appreciation Rights (SARs) to US employees in November 2007 and November 2008 (as replacement for stock options) does not have a material impact on the Group’s financial statements.

REFERENCE DOCUMENT 2008    392

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24.2 Employee share issues

24.2.1 Description of plans available

Employees are entitled to subscribe to share issues under Group corporate savings plans. They may subscribe to either:

•

The Spring Classique plan: this plan allows employees to subscribe to SUEZ shares either directly or via an employee investment fund at lower than current market prices; or

•

The Spring Multiple plan: under this plan, employees may subscribe to SUEZ shares, either directly or via an employee investment fund. The plan also entitles them to benefit from any appreciation in the SUEZ share price (leverage effect) at the end of the mandatory holding period.

Share Appreciation Rights (SARs): this leveraged plan entitles beneficiaries to receive a cash bonus equal to the appreciation in the Company’s stock after a period of five years. The resulting employee liability is covered by warrants.

24.2.2 Accounting impact

There were no employee share issues in 2008.

The accounting impact of these cash-settled Share Appreciation Rights consists in recognizing a payable to the employee over the vesting period of the rights, with the corresponding adjustment recorded in income. At December 31, 2008, the fair value of the liability related to these awards in 2004, 2005 and 2007 amounted to €26 million.

The fair value of the liability is determined using the Black & Scholes model.

The impact of these awards on the consolidated income statement – including coverage by warrants – is a negative €15.5 million.

24.3 Bonus/performance share plans

24.3.1 Bonus share policy prior to the merger

At its meeting of May 28, 2008, the Board of Directors of Gaz de France decided to put in place a bonus share plan offering 1.5 million shares to its employees, subject to a vesting period of two years. A portion of the shares under this plan are also subject to certain performance conditions. The Group has purchased treasury shares in order to cover its commitment.

Bonus shares are awarded on the basis of several conditions:

•

presence in the Group;

•

a performance condition relating to the Gaz de France Group and applicable as from the sixteenth share awarded: the Group’s organic gross operating surplus must increase 5% per year on average in 2008 and 2009;

•

mandatory holding period of at least two years (three years in certain countries), at the end of which the shares will be freely available to beneficiaries.

As part of a three-year global financial incentive scheme implemented in 2007 to involve employees more closely in the Group’s performance, the Board of Directors of the SUEZ Group awarded 15 bonus shares to each employee in 2008, representing a total of 2.2 million bonus shares.

Bonus shares are awarded on the basis of several conditions:

•

a performance condition based on Group EBITDA;

•

presence in the Group (depending on the country concerned);

•

a mandatory holding period beginning from the definitive vesting date (depending on the country concerned).

24.3.2 Bonus share policy subsequent to the merger

In accordance with the merger prospectus and the provisions of the French Commercial Code (Code de Commerce), all of the commitments undertaken by SUEZ towards beneficiaries of bonus shares have been taken over by the new Group. As with stock options, the beneficiaries’ individual rights have been adjusted to take into account (i) the spin-off of 65% of SUEZ Environnement Company to SUEZ shareholders, and (ii) the exchange ratio applicable to the merger (see section 24.2.3).

The Board of Directors’ meeting of November 12, 2008 awarded 1.812.548 bonus shares, subject to a vesting period of two or four years depending on the country concerned.

Bonus shares are awarded on the basis of several conditions:

•

presence in the Group (except in the event of retirement, death or disability);

•

performance condition related to Group EBITDA;

•

mandatory holding period of two years as from the final vesting date (from March 15, 2011 to March 15, 2013) in certain countries.

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24.3.3 Details of bonus share plans in force

Grant date	Number of shares before merger (*)	Number of shares after merger	Fair value per share
February 2007 plan (SUEZ)	963,074	989,559	36.0
June 2007 plan (GDF)	1,539,009	1,539,009	33.4
July 2007 plan (SUEZ)	2,030,000	2,175,000	37.8 (**)
August 2007 plan (SUEZ)	177,336	193,686	32.1
November 2007 plan (SUEZ)	1,179,348	1,244,979	42.4
May 2008 plan (GDF)	1,586,906	1,586,906	40.31
June 2008 plan (SUEZ)	2,236,965	2,372,941	39.03
November 2008 plan (GDF SUEZ)		1,812,548	28.46 (**)
(*) Number of shares awarded. (**) Weighted average.

24.3.4 Valuation model used

In accordance with IFRS 2, the Group estimated the fair value of goods or services received during the period by reference to the fair value of the equity instruments rewarded as consideration for such goods or services.

Fair value was estimated at the grant date, representing the date the Board of Directors approved the award. The fair value of shares awarded corresponds to the market price of the shares at the grant date, adjusted for (i) the estimated loss of dividends during the two-year vesting period, and (ii) the non-transferability period applicable to the shares. The cost of the non-transferability period is not material.

The cost of the plan is recognized in personnel costs on a straight-line basis between the grant date and date on which the conditions for the award are fulfilled, and offset directly against equity. The cost may be adjusted for any revisions to assumptions regarding staff turnover rates during the period or compliance with performance conditions. The final figure will be determined based on the number of shares effectively awarded at the end of said period.

24.3.5 Impact on income for the period

The expense recorded during the period in relation to bonus share plans in force is as follows:

Grant date	Expense for the year
In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
February 2006 plan (SUEZ)	1.7	8.5	7.5
February 2007 plan (SUEZ)	15.8	13.9
June 2007 plan (GDF)	12.8
July 2007 plan (SUEZ)	27.8	12.7
August 2007 plan (SUEZ)	1.1	0.4
November 2007 plan (SUEZ)	20.4	2.6
May 2008 plan (GDF)	14.8
June 2008 plan (SUEZ)	17.6
November 2008 plan (GDF SUEZ)	2.6
TOTAL	114.6	38.1	7.5

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Adjustments made to beneficiaries’ rights following the merger have no impact on the expense for the period.

24.4 SUEZ exceptional bonus

In November 2006, the Group introduced a temporary exceptional bonus award scheme aimed at rewarding employee loyalty and involving employees more closely in the Group’s success. This scheme provides for the payment of an exceptional bonus equal to the value of four SUEZ shares in 2010 and the amount of gross dividends for the period 2005-2009 (including any extraordinary dividends). Since the merger, the calculation has been based on a basket of shares comprising one GDF SUEZ share and one SUEZ Environnement Company share.

Around 166.000 Group employees are eligible for this bonus at December 31, 2008.

The accounting impact of this cash-settled instrument consists in recognizing a payable to the employee over the vesting period of the rights, with the corresponding adjustment recorded in income. At December 31, 2008, the corresponding expense amounted to €5.5 million. The estimated fair value of the liability upon expiry of the plan is €24 million.

NOTE 25 RELATED PARTY TRANSACTIONS

This note describes material transactions between the Group and its related parties.

Compensation payable to key management personnel is disclosed in note 26.

The Group’s main subsidiaries (fully consolidated companies) are listed in note 30. Only material transactions are described below.

25.1 Relations with the French State and with the CNIEG

25.1.1 Relations with the French State

Further to the merger between Gaz de France and SUEZ on July 22, 2008, the French State owns 35.7% of GDF SUEZ and holds 7 seats out of 24 on its Board of Directors.

The French State holds a golden share aimed at protecting France’s critical interests in the energy sector and ensuring the continuity and safeguarding of supplies. The golden share is granted to the French State indefinitely and entitles it to veto decisions made by GDF SUEZ if it considers they could harm France’s energy interests as regards the continuity and safeguarding of supplies.

The merger also marked an end to several oversight procedures relative to economic and financial matters, previously carried out by the French State due to Gaz de France’s status as a public company.

Public service engagements in the energy sector are defined by the law of January 3, 2003 and are implemented by means of a public service contract pursuant to the first article of the law of August 9, 2004.

A new public service contract is currently being negotiated with the French State. GDF SUEZ has not identified any risks relating to the absence of any such contract during the negotiation period.

25.1.2 Relations with the CNIEG (Caisse Nationale des Industries Electriques et Gazières)

The Group’s relations with the CNIEG, which manages all old-age, disability and death benefits for employees of EDF, GDF SUEZ SA and Non-Nationalized Companies (Entreprises Non Nationalisées - ENN) are described in note 18.

25.2 Transactions with equity-accounted or proportionately consolidated companies

25.2.1 Joint ventures

Gaselys

Gaselys is a joint venture 51% -owned by GDF SUEZ and 49% -owned by Société Générale.

It is a trading company operating on European gas and electricity markets, and is also active on markets for oil and oil products, CO2 emissions quotas and coal.

GDF SUEZ develops its risk management, asset optimization and trading activities through Gaselys.

In 2008, these activities generated sales and purchases between the Group and its subsidiary amounting to €1,149 million and €2,161 million, respectively.

At year-end, the Group’s balance sheet shows a net debit balance of €344 million with its subsidiary, comprising trade receivables and payables, margin calls and derivative instruments. These derivatives are mainly contracted to manage the risks to which the Group is exposed, and result in the recognition of an unrealized loss for €762 million in equity before tax and an unrealized gain for €592 million in income from operating activities.

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Acea-Electrabel group (Italy)

Electrabel Italia is a wholly-owned subsidiary of Electrabel and has a 40.59% interest in Acea-Electrabel which itself owns several subsidiaries.

GDF SUEZ sold electricity and gas to the Acea-Electrabel group for an amount of €206.9 million in 2008, compared with €204.2 million in 2007.

GDF SUEZ has also granted loans to the Acea-Electrabel group, in respect of which €389.4 million remained outstanding at December 31, 2008 versus €363.1 million at end-2007.

Zandvliet Power

Zandvliet Power is a 50% -50% joint venture between Electrabel and RWE.

Electrabel granted a loan to Zandvliet Power which stood at €70.1 million at December 31, 2008 versus €77.3 million at December 31, 2007.

Hisusa

To finance the 2007 acquisition of Agbar shares from Torreal, Hisusa (a joint venture 51% -owned by SUEZ Environnement Company and 49% by la Caixa) received a loan from its shareholders, including €104 million from the Group. This loan was repaid at the end of 2008.

25.2.2 Associates

Elia System Operator (ESO)/Elia

Elia is a listed company and is 24.36% -owned by Electrabel.

It was set up in 2001 as grid operator of the high-voltage electricity transmission network in Belgium. Transmission fees are subject to the approval of the Belgian Electricity and Gas Regulatory Commission (CREG).

Electrabel purchased electricity transmission services from ESO/Elia in an amount of €125.1 million in 2008 and €155.6 million in 2007.

The Group rendered services to ESO/Elia for a total amount of €80.0 million in 2008 and €79.5 million in 2007.

At December 31, 2008, outstanding loans granted to Elia totaled €808.4 million (€354.8 million maturing in 2010 and €453.6 million maturing after 2011), amounts unchanged from end-2007. The loan generated interest income of €48.4 million in 2008 versus €41.0 million in 2007.

Inter-municipal companies

The mixed inter-municipal companies with which Electrabel is associated manage the electricity and gas distribution network in Belgium.

Electrabel Customers Solutions (ECS) purchased gas and electricity network distribution rights from the inter-municipal companies in an amount of €1,777.5 million in 2008, compared with €1,704.4 million in 2007.

Only the inter-municipal companies in the Walloon region have no employees. In accordance with the bylaws, Electrabel makes personnel available to them with a view to carrying out network maintenance and distribution services. Electrabel bills the inter-municipal companies for all work, supplies and services provided to them. Amounts billed with respect to this arrangement in 2008 totaled €402.5 million, versus €480.3 million in 2007.

Receivables relating to gas and electricity supply stood at €10.1 million at December 31, 2008, versus €37.2 million at December 31, 2007.

Payables due by Electrabel and Electrabel Customers Solutions to the inter-municipal companies stood at €15.3 million at December 31, 2008, versus €148.9 million at December 31, 2007.

At December 31, 2008, Electrabel had granted cash advances to the inter-municipal companies totaling €317.9 million (€430.1 million at end-2007). Amounts due to the inter-municipal companies by Electrabel came to €263.6 million at December 31, 2008 (€208.4 million at end-2007).

Electrabel’s reimbursement right corresponding to the pension provisions set aside in its accounts for distribution employees seconded to Walloon inter-municipal companies totaled €296.5 million at December 31, 2008, versus €309.7 million at December 31, 2007.

Contassur

Contassur is 10% -owned by SUEZ-Tractebel and 5% -owned by Electrabel.

Contassur is a captive insurance company accounted for under the equity method. The pension fund trusts for certain employees of the Group have entered into insurance contracts with Contassur.

These insurance contracts give rise to reimbursement rights, and are therefore recorded under “Other assets” in the balance sheet for €147.2 million at December 31, 2008 and €179.3 million at December 31, 2007.

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NOTE 26 EXECUTIVE COMPENSATION

The Group’s key management personnel comprise the members of the Executive Committee and Board of Directors in 2008, and the members of the extended Executive Committee and Board of Directors in 2007 and 2006. Their compensation breaks down as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Short-term benefits	23.0	24.5	23.1
Post-employment benefits	4.0	5.8	4.2
Share-based payment	11.5	11.4	6.7
Termination benefits		6.5
TOTAL	38.5	48.2	34.0

Amounts shown for 2008 correspond to compensation paid by the former SUEZ group up to the merger date, and compensation paid by GDF SUEZ after this date.

NOTE 27 CONTINGENT ASSETS AND LIABILITIES

Other than those described in note 28, the Group has not identified any material contingent liabilities likely to give rise to an outflow of economic benefits. In accordance with IFRS 3, provisions were set aside in the Gaz de France opening balance sheet for contingent liabilities relating to Gaz de France identified at the merger date and for which the outflow of economic benefits has not been regarded as remote.

NOTE 28 LEGAL AND ARBITRATION PROCEEDINGS

The Group is party to a number of legal and arbitration proceedings with third parties or with the tax authorities of certain countries in the normal course of its business. Provisions are recorded for these proceedings when (i) a legal, contractual, or constructive obligation exists at the balance sheet date with respect to a third party; (ii) it is probable that an outflow of resources embodying economic benefits will be required in order to settle the obligation with no consideration in return; and (iii) a reliable estimate can be made of this obligation. Provisions recorded in respect of these legal and arbitration proceedings totaled €1,280.5 million at December 31, 2008.

28.1 Legal proceedings

28.1.1 Rue de la Martre

On December 26, 2004, a gas explosion at 12 rue de la Martre in Mulhouse, France resulted in 17 deaths and significant material damage. The judicial experts’ report attributes the cause of the explosion to a “crack” in Gaz de France’s distribution pipeline, discovered the day after the explosion and consequently, the company was placed under judicial investigation.

Following the investigation, GDF SUEZ was summoned before the Mulhouse Criminal Court by order dated November 7, 2008, for involuntary manslaughter and injuries, as well as for involuntary destruction of property by fire or explosion. The trial will take place from March 9 to 20, 2009.

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The risk incurred by the corporate entity represents a fine for involuntary manslaughter of up to €225,000 in the event of carelessness or negligence, and up to €375,000 in the event of a deliberate breach of a legal or regulatory security requirement. This primary penalty may be combined with a further fine for involuntary injuries, for which the amount varies according to the “ITT rate” (Temporary Work Disability) of the injured persons.

28.1.2 Ghislenghien

Following the leak in one of Fluxys’ gas transit pipelines in Ghislenghien, Belgium, on July 30, 2004, which resulted in 24 deaths and over 130 injuries, Electrabel, a GDF SUEZ company, was one of 22 natural or legal persons indicted for involuntary manslaughter and injuries due to failure to take protective or precautionary measures.

The public prosecutor requested that Electrabel, GDF SUEZ Group and Fluxys be summoned before the criminal court for involuntary manslaughter and bodily injuries, as well as for contravening the Act of August 4, 1996 on the welfare of workers. The court dismissed the charges against Electrabel on January 16, 2009.

28.1.3 Queen Mary

Following the collapse of a footbridge leading onto the Queen Mary II ocean liner in St Nazaire on November 15, 2003, as a result of which 15 people died and 30 or so people were injured, a third party claim was brought against Endel, a GDF SUEZ company, with respect to the assembly of hired footbridges leading from the dock to the liner. By decision of February 11, 2008 rendered by the criminal court of Saint Nazaire, Endel was sentenced to a fine of €150,000 for involuntary manslaughter and 11 fines of €2,500 for involuntary injuries. The four employees of Endel charged with involuntary manslaughter and injuries were acquitted in the absence of established misconduct. Les Chantiers de l’Atlantique and Endel were ordered, jointly and severally, to indemnify the victims.

The public prosecutor of Saint Nazaire appealed against the decision and the hearings will take place from March 23 to April 3, 2009.

28.1.4 Electrabel – the Hungarian government/European Commission

Electrabel filed international arbitration proceedings against the Hungarian state before the International Centre for Settlement of Investment Disputes (ICSID), for breach of obligations under the Energy Charter Treaty. The dispute mainly concerns (i) electricity prices set in the context of a long-term power purchase agreement (PPA) entered into between the power plant operator Dunamenti (a subsidiary of Electrabel) and MVM (a company controlled by the Hungarian state) on October 10, 1995, and (ii) allocations of CO2 emission allowances in Hungary. The arbitration tribunal has temporarily suspended its investigation into certain issues over which the Hungarian state claims it lacks jurisdiction, but has authorized Electrabel to file an additional claim for damages.

The European Commission petitioned the arbitration tribunal for amicus curiae participation on August 13, 2008, pursuant to its June 4, 2008 decision, according to which the Power Purchase Agreement in force at the time of Hungary’s accession to the European Union constituted incompatible State aid. Following this decision, the Hungarian state passed a law to end Power Purchase Agreements with effect from December 31, 2008 and took execution measures to end such agreements and recover the related State aid from the power generators. Dunamenti, a GDF SUEZ company, may consider appealing the Commission’s decision and any decision of the Hungarian authorities which harms its interests.

28.1.5 Slovak Gas Holding – Slovak Republic

Slovak Gas Holding (SGH) has taken preliminary steps towards international arbitration proceedings against the Slovak State for breach of obligations under (i) the Bilateral Treaty entered into between the Slovak and Czech Republics on the one hand and the Netherlands on the other hand (the “Bilateral Treaty”), and (ii) the Energy Charter Treaty. SGH is held with equal stakes by GDF SUEZ and E. ON Ruhrgas AG and holds a 49% interest in Slovenský plynárenský priemysel, a.s. (“SPP”), the remaining 51% being held by the Slovak Republic through the National Property Fund.

The dispute relates to the legal and regulatory framework, which the Slovak Republic has recently amended or redefined in view of controlling SPP’s ability to request price increases to cover gas selling costs.

Discussions are currently underway between the parties. There is also a mandatory six-month discussion period.

28.1.6 Argentina

SUEZ and certain other shareholders of water distribution and treatment concession operators in the greater Buenos Aires area (Aguas Argentinas in Buenos Aires, Aguas Provinciales de Santa Fe in Rosario and Aguas Cordobesas in Cordoba) launched arbitration proceedings against the Argentine state in 2003 before the International Centre for Settlement of Investment Disputes (ICSID) pursuant to the Franco-Argentine Bilateral Investment Protection Treaties. The aim of these proceedings is to obtain compensation for the loss of value of investments made since the start of the concession, due to measures taken by the Argentine government following the adoption of the Emergency Act in 2002, which froze tariffs under concession contracts.

The arbitration proceedings are still underway, except those relating to Aguas Cordobesas. SUEZ sold its controlling interest in Aguas Cordobesas to the private Argentine group Roggio in 2006 and its residual 5% interest to SUEZ Environnement upon the listing of the latter. The arbitral awards should be rendered in 2009.

Alongside the arbitration proceedings, the concession operators have instituted proceedings before the Argentine courts against the decisions by the authorities to terminate the concession contracts which led to the bankruptcy of Aguas Argentinas and the voluntary liquidation of Aguas Provincales de Santa Fe.

Banco de Galicia, a minority shareholder of Aguas Argentinas, which was excluded from the arbitration proceedings, has withdrawn the action it initiated for abuse of majority shareholder power following the buy-back by GDF SUEZ of its interests in Aguas Argentinas and Aguas Provinciales de Santa Fe. The claim filed by an entity entitled »Aguas Lenders Recovery Group», in order to obtain the payment by SUEZ, Agbar and AYSA of US$130 million owed by Aguas Argentinas to unsecured lenders, has also been withdrawn.

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Prior to its merger with Gaz de France, SUEZ entered into an agreement with SUEZ Environnement providing for the economic transfer to SUEZ Environnement of the rights and obligations relating to the ownership interest held by SUEZ in Aguas Argentinas and Aguas Provinciales de Santa Fe.

28.1.7 Togo Electricity

SUEZ Energy Services, renamed GDF SUEZ Energy Services, is party to arbitration proceedings instituted in March 2006 before the International Centre for Settlement of Investment Disputes by Togo Électricité, a GDF SUEZ company, against the Togolese State, following the adoption of decrees by the government which terminated the concession contract held by Togo Électricité since December 2000 for the management of Togo’s public power distribution service.

The Togolese State took possession of all of the assets of Togo Électricité in February 2006, without indemnification. It instituted several proceedings, including proceedings instituted first against Togo Électricité, then subsequently extended to GDF SUEZ Energy Services, seeking an order for payment by the two companies of compensation between FCFA 27 billion and FCFA 33 billion (between €41 million and €50 million) for breach of contract. However, as the contract contained an arbitration clause, Togo Électricité instituted the arbitration proceedings referred to above.

The first hearings of the arbitration tribunal should take place in May 2009 and an award could be rendered at the end of the year.

28.1.8 Fos Cavaou

By order dated December 15, 2003 in respect of facilities subject to environmental protection (ICPE) the Prefect of the Bouches du Rhône department authorized Gaz de France to operate an LNG terminal in Fos Cavaou. The permit to build the terminal was issued the same day by a second prefectoral order. These two orders have been challenged in court.

The order authorizing the operation of the terminal, issued in respect of ICPE, is subject to two actions for annulment before the Administrative Court of Marseille, one filed by the Association de Défense et de Protection du Littoral du Golfe de Fos-sur-Mer (ADPLGF) and the other by a private individual. No decisions have been handed down to date.

The two actions for annulment of the building permit filed before the Administrative Court of Marseille, one by the Fos-sur-Mer authorities and the other by the Syndicat d’agglomération nouvelle (SAN), were dismissed by the Court on October 18, 2007. The Fos-sur-Mer municipality appealed this decision on December 20, 2007. The appeal is still pending.

28.1.9 United Water

A claim for compensatory damages of US$60 million and punitive damages of the same amount was filed by flood victims residing in the Lake DeForest area (State of New York, USA) against United Water, a GDF SUEZ company, for negligence in the maintenance of the local dam and reservoir.

The claim was filed pursuant to torrential rain, which caused the rainwater drainage system operated by United Water to overflow. United Water is not responsible for maintenance of the dam or the reservoir and considers that the claim should be disallowed.

28.1.10 Squeeze-out bid for the Electrabel shares

On July 10, 2007, Deminor and two other funds initiated proceedings before the Brussels Court of Appeal against SUEZ and Electrabel under which they sought additional consideration following the squeeze-out bid launched by SUEZ in June 2007 on Electrabel shares that it did not already own. By decision dated December 1, 2008, the Court of Appeal ruled that the claim was unfounded.

MM Geenen and others initiated similar proceedings before the Brussels Court of Appeal, which were rejected on the grounds that the application was invalid. A new application was filed, without Electrabel and the Belgian Banking, Financial and Insurance Commission being joined as parties to the proceedings. The case was heard on October 21, 2008 and judgment has been reserved.

28.1.11 Claims by the Belgian tax authorities

The Special Inspection department of the Belgian tax authorities is claiming €188 million from SUEZ-Tractebel SA, a GDF SUEZ company, concerning past investments in Kazakhstan. SUEZ-Tractebel has filed an appeal with the administrative court against these claims which, based on the advice of legal counsel, it considers unfounded.

The Belgian tax authorities also contested the application of the Belgium-Luxembourg convention for the prevention of double taxation to income generated in Luxembourg by the branches EFTM and TCMS and the permanent establishments of the partners of associations en participation (partnerships governed by the laws of Luxembourg) managed by those branches. They notified a €107 million adjustment in respect of financial years 2003 to 2005. The Group considers that the adjustment is unfounded and the subsidiaries concerned have appealed.

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28.1.12 Claim by the French tax authorities

In their tax deficiency notice dated December 22, 2008, the French tax authorities questioned the tax treatment of the sale of a tax receivable in 2005 for an amount of €995 million. The company intends to contest the tax authorities’ position, which it considers unfounded. Consequently, it has not set aside a provision for the financial consequences of the dispute.

28.1.13 Claim by the US tax authorities (IRS)

The US subsidiary of GSEI was recently subject to a tax audit by the IRS, who rejected the deduction of interest on loans taken out with Group subsidiaries and banks. An adjustment of US$ 260 million was notified in respect of 2004 and 2005. A provision was recorded at December 31, 2008 subject to all reservations and without prejudicial acknowledgement. GDF SUEZ contests both the adjustment and its amount, and will assert its position through any and all legally permissible means.

28.2 Competition and industry concentration

On May 22, 2008 the European Commission announced its decision to open formal proceedings against Gaz de France for a suspected breach of EC rules on abuse of dominant position and restrictive business practices. As the Commission makes clear in its press release, “the initiation of proceedings does not imply that the Commission has proof of an infringement”, it only signifies that the Commission will conduct an in-depth investigation of the case. The investigation relates in particular, to a combination of long-term reservation of transport capacity and a network of import agreements, as well as potential underinvestment in transport and import infrastructure capacity.

GDF SUEZ is currently unable to determine the potential impact of these proceedings initiated by the European Commission.

On June 11, 2008, Gaz de France received a statement of objections from the Commission in which it voices its suspicions of collusion with E.ON resulting in the restriction of competition on their respective markets regarding, in particular, natural gas supplies transported via the MEGAL pipeline. GDF SUEZ filed observations in reply on September 8, 2008. A hearing took place on October 14, 2008 following which the decision of the European Commission is still pending. GDF SUEZ will continue to provide the European Commission with its full cooperation in the course of the proceedings and shall assert its rights in full.

On December 17, 2008, the Group received a statement of objections in the case regarding its acquisition of Compagnie Nationale du Rhône. The European Commission claims that GDF SUEZ failed to announce the business combination at the end of 2003 when, according to the Commission, the Group knew it had acquired control. The Group filed observations in reply on February 16, 2009. The outcome of the proceedings will have no impact on the Group’s acquisition of Compagnie Nationale du Rhône, which the Commission approved on April 29, 2008, as only procedural aspects (time limits) are being questioned. GDF SUEZ is currently unable to determine the potential impact of these proceedings initiated by the European Commission.

Alongside its energy sector inquiry, on which the final report was presented on January 10, 2007, the Commission completed its review of systems with respect to long-term agreements signed during the privatization of electricity-producing companies in Hungary and Poland. It has asked the Hungarian and Polish governments to review these systems and, where necessary, to indemnify the parties to the agreements. The Group is directly concerned by this move, in its capacity as contracting party in Hungary (Dunamenti) and in Poland (Polaniec). The agreement in Poland terminated on the contractually agreed date. In Hungary, discussions with the government are still in progress regarding the financial consequences of the termination of the agreement with MVM on January 1, 2009.

The European Commission also started an investigation on the term of the electricity supply contracts entered into by certain European producers in their historical markets. Electrabel is cooperating fully with the Directorate-General for Competition on this issue. The inquiry into the rise of gas prices (retail supply contracts) initiated by the rapporteurs of the Belgian Antitrust Council announced by Electrabel Customer Solutions at the beginning of summer 2007 has been completed. The rapporteurs did not find any indication that Electrabel had infringed competition rules.

In its decision of July 11, 2002, the French Antitrust Council ruled that the existence of equal stakes in water distribution companies held by Compagnie Générale des Eaux (a subsidiary of Veolia Environment) and Lyonnaise des Eaux France (a subsidiary of SUEZ Environnement) created a collective dominant position between the two groups. Although the French Antitrust Council did not impose sanctions against the two companies, it requested the French Minister of the Economy to order the two companies to modify or terminate the agreements under which their resources are combined within joint subsidiaries in order to lift the barrier to competition. As part of the Minister of the Economy’s investigation, the two companies were asked to unwind their cross-holdings in these joint subsidiaries. As of the date of publication, Lyonnaise des Eaux France and Veolia Eau-Compagnie Générale des Eaux have decided to comply with the Minister’s decision and entered into an agreement in principle to this effect on December 19, 2008.

GDF SUEZ is not aware of any other legal or arbitration proceedings which are likely to have, or have recently had, a material impact on the financial position, results of operations, business or assets of the Company or the Group.

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NOTE 29 SUBSEQUENT EVENTS

29.1 Three bond issues

•

From January 7 to January 8, 2009 GDF SUEZ issued a €4.2 billion bond transaction which was over subscribed more than two times.

The issue consists of:

-

a 3-year tranche for €1.75 billion, maturing on January 16, 2012 and paying interest of 4.375%;

-

a 7-year tranche for €1.5 billion, maturing on January 18, 2016 and paying interest of 5.625%;

-

a 12-year tranche for €1 billion, maturing on January 18, 2021 and paying interest of 6.375%.

•

Between January and February 2009, GDF SUEZ has successfully issued a public bond on the Belgian and Luxembourg markets for €750 million. Originally announced for a minimum of €150 million, it was over subscribed four times and closed for new subscriptions two weeks before the scheduled date.

The bonds were issued at 102% for a six-year term maturing on February 23, 2015 and paying interest of 5%.

•

On February 3, 2009, GDF SUEZ carried out a bond issue for £700 million, maturing on February 11, 2021 and paying interest of 6.125%.

29.2 Completion of the SPE sale

On January 20, 2009 GDF SUEZ completed the sale to Centrica of all of its shares in Belgian company Segebel (representing 50% of Segebel’s issued capital). Segebel holds 51% of SPE.

The transaction amounts to €515 million. A contingency payment could be made when the contracts between SPE and the Group go to effect following commitments made by the Group to the Belgian Government.

This transaction enables GDF SUEZ to complete its commitments towards the European Commission in regards to the merger of Gaz de France and SUEZ.

29.3 Financing agreement in Brazil

The Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) approved a 20-year loan of BRL 7.2 billion (approximately €2.44 billion) for the Energia Sustentavel do Brasil consortium to finance the Jirau project, a new 3,300 MW hydroelectric power station. The loan covers 68.5% of the €3.3 billion investment required for the new plant. In May 2008, a consortium formed around GDF SUEZ (50.1% interest) bid BRL 71.4 (€27.5) per MWh for a 30-year agreement with electric power distributors, representing €9.6 billion in guaranteed revenues over 30 years starting in 2013.

29.4 Stock options granted to the Chairman and Chief Executive Officer, and Vice-Chairman and President

On March 26, 2009, Gérard Mestrallet and Jean-François Cirelli decided to renounce to their stock options, respectively 830 000 and 300 000 stock options which were granted by the Board of Directors on November 12, 2008.

The charge included in Note 24 “Share-Based Payment” and Note 26”Executive Compensation” amounted to € 0.3 million.

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NOTE 30 LIST OF THE MAIN CONSOLIDATED COMPANIES AT DECEMBER 31, 2008

		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Energy France
COMPAGNIE NATIONALE DU RHÔNE (CNR) (a)	2, rue André Bonin 69004 Lyon - France	49.9	49.9	49.3	47.9	47.9	47.9	FC	FC	FC
GDF SUEZ SA - ELECTRICITY DIVISION	22, rue du Docteur Lancereaux 75008 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GDF SUEZ SA - SALES DIVISION	22, rue du Docteur Lancereaux 75008 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
SAVELYS	5, rue François 1er 75418 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
(a) See note 12.

		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Energy Benelux & Germany (EEI)
ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, 8025 AZ Zwolle, Netherlands	100.0	100.0	98.6	100.0	100.0	100.0	FC	FC	FC
ELECTRABEL NEDERLAND SALES BV	Dr. Stolteweg 92, 8025 AZ Zwolle, Netherlands	100.0	100.0	98.6	100.0	100.0	100.0	FC	FC	FC
ELECTRABEL DEUTSCHLAND AG	FriedrichstraBe 200, 10117 Berlin, Germany	100.0	100.0	98.6	100.0	100.0	100.0	FC	FC	FC
ÉNERGIE SAARLORLUX Gmbh	Richard Wagner Strasse 14 - 16, 66111 Saarbruck - Germany	51.0	51.0	50.3	51.0	51.0	51.0	FC	FC	FC
ELECTRABEL	Boulevard du Regent, 8 – 1000 Brussels - Belgium	100.0	100.0	98.6	100.0	100.0	98.6	FC	FC	FC
ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Regent, 8 – 1000 Brussels - Belgium	95.8	95.8	60.0	95.8	95.8	95.8	FC	FC	FC

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		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Energy Europe (EEI)
DUNAMENTI	Erömü ut 2, 2442 Szazhalombatta - Hungary	74.8	74.8	73.8	74.8	74.8	74.8	FC	FC	FC
ELECTRABEL POLSKA SA	Zawada 26, 28-230 Polaniec - Poland	100.0	100.0	98.6	100.0	100.0	100.0	FC	FC	FC
TEESSIDE POWER LTD	Greystone Road - Grangetown - Middlesbrough TS6 8JF – United Kingdom	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
ROSIGNANO ENERGIA SPA	Via Piave N° 6 Rosignano Maritimo - Italy	99.5	99.5	98.1	99.5	99.5	99.5	FC	FC	FC
ACEA Electrabel group (b) (c)	Piazzale Ostiense, 2, 00100 Rome - Italy	40.6	40.6	40.0	40.6	40.6	40.6	PC	PC	PC
TIRRENO POWER SPA	47, Via Barberini, 00187 Rome - Italy	35.0	35.0	34.5	35.0	35.0	35.0	PC	PC	PC
SOCIÉTÉ DE DISTRIBUTIONS GAZ NATUREL DISTRIGAZ SUD S.A.	Bld Marasesti, 4-6, sector 4 - Bucharest - Romania	40.8	0.0	0.0	40.8	0.0	0.0	FC	NC	NC
EGAZ DEGAZ Zrt	Pulcz u. 44 – H 6724 - Szeged - Hungary	99.7	0.0	0.0	99.7	0.0	0.0	FC	NC	NC
SLOVENSKY PLYNARENSKY PRIEMYSEL (SPP)	Mlynské Nivy 44/a – 825 11 - Bratislava - Slovakia	24.5	0.0	0.0	24.5	0.0	0.0	PC	NC	NC
AES ENERGIA CARTAGENA S.R.L.	Ctra Nacional 343, P.K. 10 - El Fangal, Valle de Escombreras – 30350 Cartagena - Spain	26.0	0.0	0.0	26.0	0.0	0.0	FC	NC	NC
GAZ DE FRANCE ESS (UK) Ltd	1 City Walk – LS11 9DX - Leeds – United Kingdom	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
CASTELNOU	Calle General Castanõs 4 – 3a planta, 28004 Madrid - Spain	100.0	100.0	98.6	100.0	100.0	100.0	FC	FC	FC
SYNATOM	Avenue Ariane 7 – 1200 Brussels	100.0	100.0	98.6	100.0	100.0	100.0	FC	FC	FC
ELECTRABEL ITALIA SPA	Via Orazio, 31I – 00193 Rome - Italy	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
VENDITE - ITALCOGIM ÉNERGIE SPA	Via Spadolini, 7 - 20141 Milan - Italy	60.0	0.0	0.0	60.0	0.0	0.0	FC	NC	NC
(b) Ownership interest in the ACEA/Electrabel holding company. (c) ALP Energia Italia was included in the accounts of ACEA Electrabel group in 2006.

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		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Energy International (EEI)
TRACTEBEL ENERGIA (formerly GERASUL)	Rua Antônio Dib Mussi, 366 Centro, 88015-110 Florianopolis, Santa Catarina - Brazil	68.7	68.7	68.7	68.7	68.7	68.7	FC	FC	FC
ENERSUR	Av. República de Panamá 3490, San Isidro, Lima 27 - Peru	61.7	61.7	61.7	61.7	61.7	61.7	FC	FC	FC
GLOW (THAILAND)	195 Empire Tower, 38th Floor-park Wing, South Sathorn Road, Yannawa, Sathorn, Bangkok 10120 - Thailand	69.1	69.1	69.1	69.1	69.1	69.1	FC	FC	FC
BAYMINA	Ankara Dogal Gaz Santrali, Ankara Eskisehir Yolu 40.Km, Maliöy Mevkii, 06900 Polatki/ Ankara - Turkey	95.0	95.0	95.0	95.0	95.0	95.0	FC	FC	FC
SUEZ ENERGY GENERATION NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 – United States	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SUEZ LNG AMERICA	One Liberty Square, Boston, MA 02109 – United States	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SUEZ ENERGY MARKETING NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 – United States	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SUEZ ENERGY RESOURCES NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 – United States	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC

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		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Global Gas and LNG
E.F. OIL AND GAS LIMITED	33 Cavendish Square – W1G OPW - London – United Kingdom	22.5	0.0	0.0	22.5	0.0	0.0	PC	NC	NC
GDF SUEZ E&P UK LTD (GDF BRITAIN)	60, Gray Inn Road – WC1X 8LU - London – United Kingdom	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GDF SUEZ E&P NORGE AS	Forusbeen 78 – Postboks 242 – 4066 Stavanger - Norway	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GDF PRODUCTION NEDERLAND BV	Eleanor Rooseveltlaan 3 – 2719 AB Zoetermeer - Netherlands	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GDF SUEZ E&P DEUTSCHLAND GBMH	Waldstrasse 39 – 49808 Linden - Germany	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GDF SUEZ SA - NÉGOCE	22, rue du Docteur Lancereaux 75008 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GDF INTERNATIONAL TRADING	2, rue Curnonsky 75015 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GAZ DE FRANCE ENERGY DEUTSCHLAND GmbH	Friedrichstrasse 60 – 10117 Berlin - Germany	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GDF SUPPLY TRADING MARKETING NL BV	Eleanor Rooseveltlaan 3 – 2719 AB - Zoetermeer - Netherlands	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GASELYS	2, rue Curnonsky 75015 Paris - France	51.0	0.0	0.0	51.0	0.0	0.0	PC	NC	NC
SUEZ LNG LIQUEFACTION SA	Avenue de la Liberté, 76 L-1930 Luxembourg Grand Duchy of Luxembourg	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC

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		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Infrastructures GDF SUEZ’s ownership interest in Fluxys has now been reduced to less than 45%, in accordance with commitments made by the Group with respect to the European Commission.
FLUXYS GROUP	Avenue des Arts, 31 – 1040 Brussels - Belgium	44.8	57.2	57.2	44.8	57.2	57.2	EM	FC	FC
STORENGY	22, rue du Docteur Lancereaux 75008 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
ELENGY	22, rue du Docteur Lancereaux 75008 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GrDF	6, rue Condorcet 75009 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GRTGAZ	2, rue Curnonsky 75015 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
ELIA SYSTEM OPERATOR - ESO	Boulevard de l’Empereur 20 – 1000 Brussels - Belgium	24.4	24.4	27.1	24.4	24.4	27.5	EM	EM	EM
GAZ DE FRANCE DEUTSCHLAND GmbH	ATRIUM – Friedrichstrasse 60 – 10117 Berlin - Germany	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC

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		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Energy Services
ELYO	1, place des Degrés 92059 Paris La Défense Cedex - France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
ELYO ITALIA	Via Miramare, 15 20126 Milan - Italy	60.0	60.0	60.0	60.0	60.0	60.0	FC	FC	FC
AXIMA France	46, Boulevard de la Prairie du Duc – 44000 Nantes - France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
AXIMA AG	12, Zürcherstrasse – 8401 Winterthur - Switzerland	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
CPCU	185, Rue de Bercy – 75012 Paris - France	64.4	64.4	64.4	64.4	64.4	64.4	FC	FC	FC
FABRICOM SA	Rue de Gatti de Gamond, 254 - 1180 Brussels - Belgium	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
ENDEL	1, place des Degrés 92059 Paris La Défense Cedex - France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
FABRICOM GTI SA	Rue de Gatti de Gamond 254 – 1180 Brussels - Belgium	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
GTI GROUP	Hogeweg 35A – 5301 LJ Zaltbommel - Netherlands	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
INEO	1, place des Degrés 92059 Paris La Défense Cedex - France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
GROUPE COFATECH	Bâtiment Séquoïa – 29, avenue Barthélémy Buyer – 69005 Lyon - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC

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		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006

SUEZ Environnement
GDF SUEZ holds 35% of SUEZ Environnement Company and exercises exclusive control through a shareholders’ agreement representing 47% of its share capital. Accordingly, SUEZ Environnement Company is fully consolidated.

SUEZ ENVIRONNEMENT	1, rue d’Astorg 75008 Paris - France	35.5	100.0	100.0	35.5	100.0	100.0	FC	FC	FC
LYONNAISE DES EAUX France	11, place Edouard VII – 75009 Paris - France	35.5	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
DEGREMONT	183, avenue du 18-Juin 1940 – 92500 Rueil-Malmaison - France	35.5	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
HISUSA	Torre Agbar, Avenida Diagonal 211, 08018 Barcelona - Spain	18.1	51.0	51.0	51.0	51.0	51.0	PC	PC	PC
AGBAR (d)	Torre Agbar, Avenida Diagonal 211, 08018 Barcelona - Spain	16.3	51.0	25.9	51.0	51.0	48.5	PC	PC	PC
SITA HOLDINGS UK LTD	Grenfell road, Maidenhead, Berkshire SL6 1ES - United Kingdom	35.5	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999, Cologne - Germany	35.5	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SITA NEDERLAND BV	Mr. E.N. van Kleffensstraat 6, Postbis 7009, NL - 6801 HA Amhem - Netherlands	35.5	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SITA France	123, rue des Trois-Fontanot – 92000 Nanterre - France	35.5	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SITA SVERIGE AB	Kungsgardsleden – 26271 Angelholm - Sweden	35.5	75.0	75.0	100.0	75.0	75.0	FC	FC	FC
LYDEC	20, boulevard Rachidi, Casablanca - Morocco	18.1	51.0	51.0	51.0	51.0	51.0	FC	FC	FC
UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park New Jersey - United States	35.5	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
(d) Agbar is fully consolidated by Hisusa, which in turn is proportionately consolidated by GDF SUEZ (see note 2).

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		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Other Services
SUEZ-TRACTEBEL	Place du Trône, 1 – 1000 - Brussels - Belgium	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
GDF SUEZ SA - HOLDING FUNCTIONS	22, rue du Docteur Lancereaux 75008 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GIE - GDF SUEZ ALLIANCE	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 - France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SUEZ FINANCE SA	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 - France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
COSUTREL	Place du Trône, 1 – 1000 Brussels - Belgium	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
GENFINA	Place du Trône, 1 – 1000 Brussels - Belgium	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SI FINANCES	68, rue du Faubourg Saint Honoré – 75008 Paris - France	0.0	100.0	100.0	0.0	100.0	100.0	NC	FC	FC

		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Anti-trust Remedies The deconsolidation of Distrigas was effective as of October 1, 2008 under the terms of the sale agreement with ENI.
DISTRIGAS	Rue de l’Industrie, 10 – 1000 Brussels - Belgium	0.0	57.2	57.2	0.0	57.2	57.2	NC	FC	FC
DISTRIGAS & Co	Rue de l’Industrie, 10 – 1000 Brussels - Belgium	(e)	57.2	57.2	(e)	100.0	100.0	NC	FC	FC

(e)

Distrigas & Co was sold to Fluxys on June 30, 2008 in accordance with the commitments made by the Group with respect to the European Commission. Accordingly, it has been accounted for by the Fluxys group using the equity method as of July 1, 2008.

FC: Full consolidation (subsidiaries).

PC: Proportionate consolidation (joint ventures).

EM: Equity method (associates).

NC: Not consolidated.

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20.3 VERIFICATION OF YEARLY FINANCIAL HISTORICAL DATA

This is a free translation into English of the statutory auditors’ report on the consolidated financial statements issued in the French language and is provided solely for the convenience of English speaking users.

The statutory auditors’ report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the consolidated financial statements and includes explanatory paragraphs discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were made for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders

In compliance with the assignment entrusted to us by your Annual General Meetings, we hereby report to you, for the year ended December 31, 2008, on:

•

the audit of the accompanying consolidated financial statements of GDF SUEZ;

•

the justification of our assessments;

•

the specific verification required by French law.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, using sample testing techniques or other selection methods, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used, the significant estimates made, and evaluating the overall financial statements presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as of December 31, 2008 and of the results of its operations for the year then ended in accordance with IFRS as adopted by the European Union.

Without qualifying our opinion, we draw your attention to the matters set out in Notes 1.1.2 and 3 to the consolidated financial statements which describe the change in accounting method which took place in 2008 concerning segment reporting following the early application of IFRS 8 Operating Segments in the December 31, 2008 consolidated financial statements.

II. Justification of assessments

The accounting estimates used in the preparation of the consolidated financial statements for the year ended December 31, 2008 were made in a context of heavy market volatility and limited visibility regarding the future which makes it difficult to understand economic outlooks. These conditions are described in Note 1.3 to the consolidated financial statements. It is in this context and in accordance with Article L. 823-9 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

Accounting estimates

As disclosed in Note 1 to the consolidated financial statements, the GDF SUEZ Group is required to make estimates and assumptions in order to prepare its consolidated financial statements. These significant accounting estimates relate to the measurement of the fair value of assets and liabilities of Gaz de France in connection with the business combination, and the measurement of goodwill, property, plant and equipment and intangible assets, provisions, financial derivative instruments, un-metered revenues (as in «gas in the meter») and the assessment of the tax loss carry-forwards recognised as deferred tax asset. This note 1 to the consolidated financial statements also specifies that the future results of the transactions in questions may differ from these estimates depending on assumptions used or different situations.

•

As indicated in Note 2 to the consolidated financial statements, GDF SUEZ has 12 months from the date of acquisition to finalize the allocation of the purchase price to the assets, liabilities and contingent liabilities of Gaz de France. Given the importance and complexity of the transaction, the allocations recognized as of December 31, 2008 have been determined on a provisional basis and may be reviewed depending on the final measurement of the fair values. Since this involves a provisional valuation of the assets and liabilities of Gaz de France as of December 31, 2008, our procedures consisted in assessing the reasonableness and appropriateness of the methodologies and assumptions used to measure the allocated amounts and to verify that Notes 1 and 2 to the consolidated financial statements provide appropriate disclosure.

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•

Regarding goodwill as well as property, plant and equipment and intangible assets, we have examined the methods used to perform impairment tests, the data and assumptions used as well as the procedure for approving these estimates by management. We have reviewed the calculations made by the Group and verified that Notes 1 and 5 to the consolidated financial statements provide appropriate disclosure.

•

Regarding provisions, in particular, provisions for nuclear fuel reprocessing and storage, decommissioning of nuclear power plants and gas infrastructures, litigation, and retirement and other employee benefits, we have assessed the bases on which these provisions have been recorded and verified that Notes 17, 18 and 28 to the consolidated financial statements provide appropriate disclosure.

•

Regarding the valuation of financial derivative instruments that are not listed on regulated financial markets, the Group uses internal computer models representative of market practices. Our work consisted in examining the system for monitoring these models and assessing the data and assumptions used, including those applied to assess, in the context of the financial crisis, the counterparty risk taken into account to value financial derivative instruments. We have also verified that Notes 14 and 15 to the consolidated financial statements provide appropriate disclosure.

•

Concerning sales of electricity and gas to customers whose energy consumption is metered during the accounting period, the Group prepared an estimate of the revenues based on historical data of consumptions as well as the estimated selling price. Our work consisted in examining methods and assumptions used to calculate these estimates and verifying that Note 1 to the consolidated financial statements provides appropriate disclosure.

•

Concerning the tax loss carry-forwards recognized as deferred tax assets, our work consisted in verifying that the recognition criteria were satisfied and assessing the assumptions underlying the forecasts of taxable profits and the relating consumptions of tax loss carry-forwards. We have also verified that Note 7 to the consolidated financial statements provides appropriate disclosure.

Accounting policies and methods

We have examined the accounting treatments adopted by the GDF SUEZ Group, in particular, in respect of:

•

the merger between SUEZ and Gaz de France which has been treated as a reverse acquisition of Gaz de France by SUEZ and the consolidation method of SUEZ Environment Company.

•

the recognition of the acquisition of minority interests, and the practical applications of the provisions of IAS 39 relating to the type of contracts considered to be part of «normal activity», areas that are not the subject of specific provisions under IFRS, as adopted in the European Union,

•

the accounting treatment applied to the concession contracts.

We ensured ourselves that the Notes 1 and 2 to the consolidated financial statements provide appropriate disclosure in this respect.

These assessments were made as part of our audit approach for the consolidated financial statements taken as a whole and contributed to the expression of our opinion in the first part of this report.

III. Specific verification

As required by French law, we have also verified the information presented in the Group management report. We have no matters to report regarding its fair presentation and consistency with the consolidated financial statements.

Neuilly-sur-Seine and Paris-La Défense, April 1, 2009 The Statutory Auditors
Deloitte & Associés	ERNST & YOUNG et Autres	Mazars
Jean-Paul Picard Pascal Pincemin	Christian Mouillon Nicole Maurin	Philippe Castagnac Thierry Blanchetier

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20.4 PRO FORMA FINANCIAL INFORMATION AND STATUTORY AUDITORS’ REPORT

1 DESCRIPTION OF THE TRANSACTION

A description of the conditions and expected impacts of the merger is provided in note 2 – “Main changes in Group structure” to the consolidated financial statements for the year ended December 31, 2008.

2 BASIS OF PRESENTATION

The following unaudited pro forma condensed combined financial information (the “Pro Forma Financial Information”) at December 31, 2008 is presented in millions of euros and reflects the combination of Gaz de France and SUEZ using the purchase method of accounting under IFRS.

The unaudited pro forma condensed combined income statements (the “Pro Forma Income Statements”) for the years ended December 31, 2007 and December 31, 2008 are presented as if the merger between Gaz de France and SUEZ had taken place on January 1, 2007 and January 1, 2008, respectively.

This Pro Forma Financial Information was prepared in accordance with the provisions of Annex II – “Pro Forma Financial Information Building Block” of European Commission Regulation no. 809/2004, and in accordance with the Committee of European Securities Regulators February 2005 recommendations for the consistent implementation of European Commission Regulation no. 809/2004 on Prospectuses.

The Pro Forma Financial Information is provided solely for illustrative purposes and, therefore, is not necessarily indicative of the combined results of operations or the financial position of the Group resulting from the transaction that might have been achieved if the merger had occurred on January 1 of the years presented, nor are they necessarily indicative of the results of operations or the financial position of the new Group that may, or may not be expected to occur in the future.

In January 2009, GDF SUEZ completed the divestments requested by the European Commission as a consequence of the merger (the “remedies”) based on the propositions put forward by SUEZ and Gaz de France (see note 2.2 to the 2008 consolidated financial statements). The Pro Forma Financial Information was prepared as though these divestments had taken place on January 1 of each of the years presented.

The contributions of the entities concerned, as well as the proceeds recorded on disposal, have therefore been eliminated in the various captions presented in the Pro Forma Income Statement, and are instead presented on the line “Impact of remedies”.

Only pro forma adjustments related directly to the merger that are factually supportable and that can be estimated reliably are taken into account. No account has been taken in this Pro Forma Financial Information of any synergies or cost savings that may be expected to occur after the merger. The Pro Forma Financial Information does not reflect any special items such as payments pursuant to contractual change-of-control provisions or restructuring and integration costs that may be incurred as a result of the merger.

The following Pro Forma Financial Information was derived from: (i) the audited IFRS consolidated financial statements of GDF SUEZ for the year ended December 31, 2008 and of SUEZ for the year ended December 31, 2007, which are included in the GDF SUEZ 2008 Reference Document; (ii) the audited IFRS consolidated financial statements of Gaz de France for the year ended December 2007, which are included in the Gaz de France 2007 Reference Document; and (iii) the unaudited historical interim financial statements of Gaz de France for the six months ended June 30, 2008 which were the subject of a limited review by the statutory auditors.

(1)

Reverse acquisition. For accounting purposes the merger has been treated as the acquisition of Gaz de France by SUEZ even though, from a legal standpoint, Gaz de France is the acquirer and is the entity issuing shares to SUEZ shareholders.

(2)

SUEZ Environnement Company. Following the spin-off of 65% of SUEZ Environnement Company to SUEZ shareholders which took place immediately prior to the merger, the new Group holds a 35% ownership interest in SUEZ Environnement Company and retains de facto control through a shareholders’ agreement. Consequently, SUEZ Environnement Company is fully consolidated within the new Group’s financial statements using the historical carrying amounts as if the spin-off had occurred at January 1, 2007 and January 1, 2008 for the purposes of preparing the Pro Forma Income Statements. The spin-off is neutral from a tax standpoint.

(3)

Tax matters. The tax impact of pro forma adjustments has been calculated at the statutory rate in force during the years for which the Pro Forma Income Statements are presented.

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On November 25, 2008, GDF SUEZ obtained a ruling from the French tax authorities allowing the Group to recognize an additional deferred tax asset of €316 million. This deferred tax asset derives from tax loss carry-forwards and deductible temporary differences of the SUEZ SA tax consolidation group that were not fully recognized in the SUEZ balance sheet at June 30, 2008. This additional deferred tax asset has been recorded as revenue in the new Group’s income statement. In addition, following the dissolution of the SUEZ SA tax consolidation group, the neutralization of certain operations was discontinued, generating tax loss carry-forwards of €897 million, immediately utilized against taxable profits generated by GDF SUEZ SA for the period. The Pro Forma Income Statements for the years presented were not restated to take these various items into account.

(4)

Reclassifications and homogenization of accounting policies. There were certain differences in the way Gaz de France and SUEZ presented items on their respective income statements. As a result, certain items have been reclassified in the Pro Forma Income Statements to conform to the reporting format adopted by the new Group.

Pro forma adjustments have also been made to harmonize the accounting policies used for similar transactions.

(5)

Intercompany transactions. Following the completion of the merger, any transactions that occur between Gaz de France and SUEZ are considered intercompany transactions. Purchases and sales of energy and reciprocal services between the entities of the new Group have been eliminated in the Pro Forma Income Statements for the years presented.

3 MEASUREMENT AND ALLOCATION OF THE COST OF THE BUSINESS COMBINATION

The cost of the business combination was calculated based on the number of shares outstanding and on the closing share price on July 22, 2008, which is the effective date of the merger. The allocation of the purchase price to the assets and liabilities of Gaz de France is based on provisional estimates of their fair values.

In accordance with IFRS 3, the Group has twelve months from the acquisition date to finalize the allocation of the cost of the business combination to the assets and liabilities and contingent liabilities of Gaz de France. Given the size and complexity of the transaction, the allocations recognized at December 31, 2008 and the resulting pro forma adjustments were determined provisionally and are subject to revision to reflect the final determination of fair values.

The measurement and allocation of the cost of the business combination are described in note 2 – “Main changes in Group structure” to the consolidated financial statements included in this Reference Document.

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4 GDF SUEZ PRO FORMA INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2008

4.1 GDF SUEZ Pro Forma Income Statement for the year ended December 31, 2008

In millions of euros	GDF SUEZ published data for the year ended Dec. 31, 2008	Gaz de France pro forma data for the period from Jan. 1, 2008 to July 22, 2008 (unaudited) (see note 6)	Impact of remedies (unaudited) (see note 7)	Purchase price computation and allocation for the period from Jan. 1, 2008 to July 22, 2008 (unaudited) (see note 8)	Other adjustments (unaudited) (see note 9)	Combined pro forma data for the year ended Dec. 31, 2008 (unaudited)
REVENUES	67,924	17,844	(2,395)	(132)	(188)	83,053
Purchases	(35,879)	(10,282)	3,466		(1,503)	(44,198)
Personnel costs	(9,679)	(1,420)	65	18	1	(11,015)
Depreciation, amortization and provisions, net	(3,713)	(913)	28	(307)	20	(4,885)
Net other operating expenses	(12,429)	(2,210)	(1,579)	132	1,692	(14,394)
CURRENT OPERATING INCOME	6,224	3,019	(415)	(289)	22	8,561
Mark-to-market on commodity contracts other than trading instruments	564	(43)	34			555
Impairment of assets	(812)	-			1	(811)
Restructuring costs	(254)	(74)			141	(187)
Disposals of assets, net	1,958	23	(1,901)	(5)	10	85
INCOME FROM OPERATING ACTIVITIES	7,680	2,925	(2,282)	(294)	174	8,203
Net financial costs	(1,359)	(59)	(44)	(2)	(12)	(1,476)
Net other financial expenses	(136)	(124)	(2)	114	12	(136)
NET FINANCIAL LOSS	(1,495)	(183)	(46)	112	-	(1,612)
Income tax expense	(912)	(996)	129	76	(62)	(1,765)
Share in net income of associates	318	78	59	(12)	4	447
NET INCOME BEFORE IMPACT OF REMEDIES	5,591	1,824	(2,140)	(118)	116	5,273
Group share	4,857	1,787	(2,043)	(115)	(24)	4,462
Minority interests	734	37	(98)	(3)	140	811
Earnings per share	2.98					2.07
Diluted earnings per share	2.95					2.05
IMPACT OF REMEDIES		-	2,140			2,140
NET INCOME AFTER IMPACT OF REMEDIES	5,591	1,824	-	(118)	116	7,413
Group share	4,857	1,787		(115)	(24)	6,505
Minority interests	734	37		(3)	140	908
Earnings per share	2.98					3.01
Diluted earnings per share	2.95					2.99

REFERENCE DOCUMENT 2008    414

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4.2 GDF SUEZ Pro Forma EBITDA for the year ended December 31, 2008

In millions of euros	GDF SUEZ pro forma data for the year ended Dec. 31, 2008 (unaudited)
CURRENT OPERATING INCOME	8,561
• Depreciation, amortization and provisions	4,885
• Share-based payment (IFRS 2)	199
• Net disbursements under concession contracts	241
EBITDA	13,886

REFERENCE DOCUMENT 2008    415

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5 GDF SUEZ PRO FORMA INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2007

5.1 GDF SUEZ Pro Forma Income Statement for the year ended December 31, 2007

In millions of euros	Historical SUEZ data	Gaz de France pro forma historical data (unaudited) (see note 6.1)	Impact of remedies (unaudited) (see note 7)	Purchase price computation and allocation (unaudited) (see note 8)	Other adjustments (unaudited) (see note 9)	Combined pro forma data for the year ended Dec. 31, 2007 (unaudited)
REVENUES	47,475	27,307	(2,612)	(284)	(658)	71,228
Purchases	(21,289)	(15,201)	3,390		(1,676)	(34,776)
Personnel costs	(8,141)	(2,625)	137	36	18	(10,575)
Depreciation, amortization and provisions, net	(1,913)	(1,541)	25	(697)	16	(4,110)
Net other operating expenses	(10,956)	(4,062)	(1,541)	284	2,333	(13,942)
CURRENT OPERATING INCOME	5,176	3,878	(601)	(661)	33	7,825
Mark-to-market on commodity contracts other than trading instruments	68	(87)	48			29
Impairment of assets	(132)	8				(124)
Restructuring costs	(43)	(20)			39	(24)
Disposals of assets, net	339	104		(27)	(1)	415
INCOME FROM OPERATING ACTIVITIES	5,408	3,883	(553)	(688)	71	8,121
Net financial costs	(673)	(171)	(44)	(3)	9	(882)
Net other financial expenses	(49)	(148)	(1)	192	(14)	(20)
NET FINANCIAL LOSS	(722)	(319)	(45)	189	(5)	(902)
Income tax expense	(527)	(1,153)	185	194	(30)	(1,331)
Share in net income of associates	458	99	113	(24)	1	647
NET INCOME BEFORE IMPACT OF REMEDIES	4,617	2,510	(300)	(329)	37	6,535
Group share	3,923	2,472	(172)	(326)	(317)	5,580
Minority interests	693	38	(127)	(3)	354	955
Earnings per share	3.09	2.51				2.56
Diluted earnings per share	3.04	2.51				2.54
IMPACT OF REMEDIES		-	300			300
NET INCOME AFTER IMPACT OF REMEDIES	4,617	2,510	-	(329)	37	6,835
Group share	3,923	2,472		(326)	(317)	5,752
Minority interests	693	38		(3)	354	1,082
Earnings per share	3.09	2.51				2.64
Diluted earnings per share	3.04	2.51				2.62

REFERENCE DOCUMENT 2008    416

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5.2 GDF SUEZ Pro Forma EBITDA for the year ended December 31, 2007

In millions of euros	SUEZ	Gaz de France	Impact of remedies (unaudited)	Other adjustments (unaudited)	Combined pro forma data for the year ended Dec. 31, 2007 (unaudited)
SUEZ PUBLISHED EBITDA (NEW GROUP DEFINITION)	7,433
GAZ DE FRANCE PUBLISHED 2007 GROSS OPERATING INCOME		5,666
- Net proceeds from disposals of property, plant and equipment and intangible assets		64
+ Reclassification of costs attributable to the merger		17
- Mark-to-market on commodity contracts other than trading instruments		(87)
- Restructuring costs		(2)
+ Other		(12)
Gaz de France EBITDA (new Group definition)		5,696	-	-
GDF SUEZ PRO FORMA EBITDA	7,433	5,696	(627)	36	12,538

REFERENCE DOCUMENT 2008    417

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6 GAZ DE FRANCE HISTORICAL DATA

Certain items included in Gaz de France historical income statement line-items have been reclassified to conform to the new Group presentation for pro forma purposes.

6.1 Gaz de France Income Statement for the period from January 1, 2008 to July 22, 2008 (pro forma presentation)

In millions of euros	Notes	Gaz de France as published at June 30, 2008	Reclassifications	Gaz de France data for the period from July 1, 2008 to July 22, 2008 (unaudited)	Gaz de France pro forma data for the period from Jan 1, 2008 to July 22, 2008 (unaudited)
REVENUES	(1), (9)	16,864	(220)	1,200	17,844
Purchases and other external charges	(2)	(11,587)	11,587		-
Purchases	(2), (9)		(9,711)	(571)	(10,282)
Personnel costs	(3), (5)	(1,302)	29	(147)	(1,420)
Depreciation, amortization and provisions, net	(3), (5), (6), (7)	(942)	29		(913)
Other operating income	(4), (7), (8)	358	(358)		-
Other operating expenses	(4), (7), (8)	(624)	624		-
Net other operating expenses	(1), (2), (4), (9), (10), (11)		(1,867)	(343)	(2,210)
OPERATING INCOME	(12)	2,767	113	139
CURRENT OPERATING INCOME	(12)				3,019
Mark-to-market on commodity contracts other than trading instruments	(8)		(43)		(43)
Impairment of assets	(6)				-
Restructuring costs	(3), (10)		(74)		(74)
Disposals of assets, net	(11)		23		23
INCOME FROM OPERATING ACTIVITIES			19	139	2,925
Net financial costs		(59)			(59)
Net other financial expenses	(11)	(101)	(23)		(124)
Net financial loss					(183)
Income tax expense	(13)		(948)	(48)	(996)
Share in net income of associates		78	-	-	78
INCOME BEFORE TAX		2,685	(952)	91
Corporate income tax	(13)	(948)	948
NET INCOME		1,737		91	1,824
Group share		1,700	-	91	1,791
Minority interests		37	-	-	37

REFERENCE DOCUMENT 2008    418

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6.2 Gaz de France Income Statement for the year ended December 31, 2007 (pro forma presentation)

In millions of euros	Notes	Gaz de France as published at Dec. 31, 2007	Reclassifications	Gaz de France pro forma data for the year ended Dec. 31, 2007 (unaudited)
REVENUES	(1), (9)	27,427	(120)	27,307
Purchases and other external charges	(2)	(19,131)	19,131	-
Purchases	(2), (9)		(15,201)	(15,201)
Personnel costs	(3), (5)	(2,628)	3	(2,625)
Depreciation, amortization and provisions, net	(3), (5), (6), (7)	(1,532)	(9)	(1,541)
Other operating income	(4), (7), (8)	530	(530)
Other operating expenses	(4), (7), (8)	(792)	792	-
Net other operating expenses	(1), (2), (4), (9), (10), (11)		(4,062)	(4,062)
OPERATING INCOME	(12)	3,874	4
CURRENT OPERATING INCOME	(12)			3,878
Mark-to-market on commodity contracts other than trading instruments	(8)		(87)	(87)
Impairment of assets	(6)		8	8
Restructuring costs	(3), (10)		(20)	(20)
Disposals of assets, net	(11)		104	104
INCOME FROM OPERATING ACTIVITIES			9	3,883
Net financial costs		(170)	(1)	(171)
Net other financial expenses	(11)	(140)	(8)	(148)
Net financial loss
Income tax expense	(13)		(1,153)	(1,153)
Share in net income of associates		99	-	99
INCOME BEFORE TAX		3,663	(1,153)
Corporate income tax	(13)	(1,153)	1,153
NET INCOME		2,510		2,510
Group share		2,472	-	2,472
Minority interests		38	-	38

Reclassification of specific line-items in the Gaz de France condensed statement of income

(1)

Various cross-charged amounts included in “Revenues” have been reclassified to “Net other operating expenses”.

(2)

“Purchases and other external charges” has been reclassified to “Purchases”, except for “Other purchases and expenses” and “Capitalized expenses” which were included in “Net other operating expenses”.

(3)

“Personnel costs” and “Allowances to provisions” incurred within the scope of a restructuring process have been reclassified in “Restructuring costs”.

(4)

“Other operating income” and “Other operating expenses” have been reclassified to “Net other operating expenses”.

(5)

Share-based payments included in various line-items have been reclassified to “Personnel costs”.

REFERENCE DOCUMENT 2008    419

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(6)

Impairment losses included in “Depreciation, amortization and provisions, net” have been reclassified to “Impairment of assets”.

(7)

Impairment losses on current assets recognized in “Other operating income” and “Other operating expenses” have been reclassified to “Depreciation, amortization and provisions, net”.

(8)

“Unrealized gains and losses on derivative instruments” included in “Other operating income” or “Other operating expenses”, have been reclassified to “Mark-to-market on commodity contracts other than trading instruments”.

(9)

“Realized gains and losses on commodity hedging instruments” included in “Other operating income” and “Other operating expenses” have been reclassified to “Revenues” or “Purchases” according to their nature.

(10)

The costs attributable to the business combination included in “Other operating income» or “Other operating expenses” have been reclassified to “Restructuring costs”.

(11)

“Net proceeds from disposals of property, plant and equipment, intangible assets and financial assets” which were included in “Other operating income”, “Other operating expenses” or “Net other financial expenses”, have been reclassified to “Disposal of assets, net”.

(12)

“Operating income” has been replaced by “Current operating income”.

(13)

“Corporate income tax” has been reclassified to “Income tax expense”.

The “Income before tax” line-item is not included in the new Group reporting format.

The Group will pursue its review of the consistency of classification. Consequently, additional reclassifications may be necessary.

7 IMPACT OF REMEDIES

In accordance with the Group’s commitments to the European Commission in relation to the merger, the following interests and entities have been sold:

•

the 25.5% equity interest in the share capital of SPE (Belgium-based electricity producer);

•

the heating network businesses operated by Gaz de France through Cofathec-Coriance;

•

the equity interest in the share capital of Distrigas;

•

12.5% of the equity interest in the share capital of Fluxys.

In the Pro Forma Financial Information, these disposals are deemed to have been carried out on January 1 of each of the periods presented. The contributions of these entities, as well as the proceeds recorded on disposal (chiefly concerning the sale of the stakes in Distrigas and the 12.5% interest in Fluxys), have therefore been eliminated in the Pro Forma Income Statement, and are instead included within »Impact of remedies». For more information on these transactions, see note 2 – “Main changes in Group structure” and note 29 – “Subsequent events” to the consolidated financial statements included in this Reference Document.

8 MEASUREMENT AND ALLOCATION OF THE COST OF THE BUSINESS COMBINATION

The cost of the business combination and its allocation are presented in note 2 – “Main changes in Group structure”. The fair value adjustment in the amount of €17,315 million allocated to intangible assets, concession assets and other property, plant and equipment is amortized over an average weighted useful life of 18.2 years. Consequently, additional amortization and depreciation expenses in the amounts of €479 million and €662 million were booked, respectively, in the Pro Forma Income Statement for the years ended December 31, 2008 and December 31, 2007, reflecting the impact of the amortization of the fair value adjustment recognized as part of the allocation of the cost of the business combination, as well as the impact in 2008 of reversing other comprehensive income previously recycled to the income statement and related to financial instruments designated as cash flow hedges existing at the date of merger. As indicated in note 2 – “Main changes in Group structure» to the consolidated financial statements, provisions set aside for renewal and replacement liabilities relating to gas distribution assets in France were eliminated, leading to the reversal of the corresponding unwinding of the discount. Consequently, amounts of €262 million and €225 million were recorded under “Other financial income and expenses” in the Pro Forma Income Statement for the years ended December 31, 2008, and December 31, 2007, respectively.

The deferred tax impact relating to these pro forma adjustments is €105 million at December 31, 2008 and €194 million at December 31, 2007.

REFERENCE DOCUMENT 2008    420

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9 OTHER PRO FORMA ADJUSTMENTS

9.1 Homogenization of accounting policies

The only adjustment made in order to align SUEZ and Gaz de France accounting policies concerns borrowing costs. In accordance with the amendment to IAS 23, the new Group has elected to capitalize borrowing costs. This differs from the practice previously adhered to by Gaz de France whereby all interest costs were expensed in the period in which they were incurred, including borrowing costs incurred during the construction period to finance concession and other intangible assets.

For the years ended December 31, 2008, and December 31, 2007, the capitalization of borrowing costs results in respective decreases of €37 million and €46 million in interest costs. The related impacts on the “Income tax expense” line item are increases of €13 million and €15 million, respectively, for the years ended December 31, 2008, and December 31, 2007.

9.2 Intercompany transactions

Purchases and sales of energy and reciprocal services between the entities of the new Group have been eliminated in the Pro Forma Income Statements.

9.3 Reciprocal shareholdings and related dividends

Dividends received by Gaz de France and SUEZ on reciprocal shareholdings have been eliminated in the Pro Forma Income Statements. The corresponding adjustments amounted to a negative €21 million and a negative €23 million, respectively, for the years ended December 31, 2007, and December 31, 2008.

9.4 Spin-off of 65% of SUEZ Environnement Company

Following the spin-off of 65% of SUEZ Environnement Company to SUEZ shareholders immediately prior to the merger, the new Group holds a 35% ownership interest in SUEZ Environnement C, ompany and retains de facto control through a shareholders’ agreement entered into between the new Group and the main shareholders of the former SUEZ Group, together representing 47% of the share capital of SUEZ Environnement Company. Accordingly, SUEZ Environnement Company is fully consolidated within the new Group’s financial statements, with a corresponding reclassification to minority interests to take account of the spin-off of 65% of this business.

No current or deferred income tax effect related to this operation has been taken into account in the Pro Forma Income Statement as presented.

Since current IFRS do not specifically address the above issues and since the new Group retains control over SUEZ Environnement Company through a shareholders’ agreement, the spin-off has been measured at its historical consolidated carrying amount based on the portion of SUEZ Environnement Company shares distributed.

Therefore, the spin-off results in a decrease in Group net income of €334 million at December 31, 2007 and of €116 million at December 31, 2008, with corresponding increases in minority interests.

9.5 Costs attributable to the merger

Within the scope of the merger, fees were incurred for legal, banking, financial and accounting advice. As the merger has been treated as a reverse acquisition for accounting purposes, the portion of these fees incurred by Gaz de France in 2007 and the first half of 2008 was recognized in income in the consolidated financial statements of Gaz de France. The former SUEZ entities also recognized expenses in relation to the spin-off of SUEZ Environnement Company in 2007 and 2008, as well as other fees relating to the merger that did not qualify for capitalization within the cost of the business combination. These costs were disbursed in connection with the preparation and execution of the merger, but are deemed to have been incurred in advance of the periods presented and have therefore been eliminated in the GDF SUEZ Pro Forma Income Statements for 2007 and 2008. For the years ended December 31, 2007, and December 31, 2008, this results in decreases in restructuring costs in the amounts of €33 million and €140 million, respectively. The related impact on the “Income tax expense” line item is €11 million and €48 million, respectively, for the years ended December 31, 2007, and December 31, 2008.

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REPORT OF THE STATUTORY AUDITORS ON THE PRO FORMA FINANCIAL INFORMATION FOR 2007 AND 2008

This is a free and non official translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Chief Executive Officer

In our capacity as statutory auditors and in accordance with EU Regulation 809/2004, we have prepared the present report on the unaudited pro forma financial information (the «Pro Forma Information») for GDF SUEZ for the year ended December 31, 2008 and December 31, 2007 which is included in section 20.4 of the document de reference dated April 6th, 2009.

The sole objective of this Pro Forma Information is to show the effects that the merger of Gaz de France and SUEZ might have had on the income statements of GDF SUEZ at December 31, 2008 and December 31, 2007, had this transaction occurred at January 1, 2008 and January 1st, 2007 respectively. Because of its nature, the Pro Forma Information addresses a hypothetical situation and, therefore, does not necessarily represent the actual financial position or results that the company might have experienced had the transaction or event occurred at a date earlier than its intended date of occurrence.

In accordance with EU Regulation 809/2004 and CESR guidance, you are responsible for the preparation of the Pro Forma Information, based on the IFRS consolidated financial statements of GDF SUEZ as of December 31, 2008, audited by Deloitte & Associés, Ernst & Young et Autres and Mazars, the IFRS consolidated financial statements of SUEZ as of December 31, 2007, audited by Deloitte & Associés and Ernst & Young et Autres, the IFRS consolidated financial statements of Gaz de France as of December 31, 2007, audited by Ernst & Young  Audit  and Mazars & Guérard, and the unaudited historical interim financial statements of Gaz de France for the six month ended June 30, 2008 which were the subject of a limited review by Deloitte & Associés, Ernst & Young et Autres et Mazars & Guérard.

It is our responsibility to express our conclusion, on the basis of our work and in the terms required by EU Regulation 809/2004, Appendix II, paragraph 7, on the proper compilation of the Pro Forma Information.

We conducted our work in accordance with professional guidance issued by the Compagnie nationale des commissaires aux comptes. Our work, which does not include an examination of any of the underlying financial information supporting the Pro Forma Information, consisted primarily of verifying that the basis on which this Pro Forma Information was prepared, was consistent with the source documents described in note 2 – Basis of presentation, considering the evidence supporting the pro forma adjustments, and meeting with the management of GDF SUEZ to gather the information and explanations which we deemed necessary.

We conclude that:

•

the Pro Forma Information has been properly compiled on the basis stated;

•

this basis is consistent with GDF SUEZ accounting.

Without qualifying our conclusion above, we want to draw your attention to the section “Tax matters” of note 2 – Basis of presentation, which describes the impacts on the consolidated financial statements of the tax ruling obtained by GDF SUEZ from the French tax authorities and of the consequences of the dissolution of SUEZ SA tax consolidation group which reversed the neutralization of certain operations. It is specifically stated that the Pro Forma Income Statements for the years presented were not restated to take these various items into accounts.

This report is intended for the sole purpose of the Document de Reference 2008 of GDF SUEZ  filed with the French Stock Exchange Regulatory Body (AMF) and may not be used for any other purpose.

Neuilly-sur-Seine and Paris-La Défense, April 1st, 2009 The Statutory Auditors
Deloitte & Associés	ERNST & YOUNG et Autres	Mazars
Jean-Paul Picard Pascal Pincemin	Christian Mouillon Nicole Maurin	Philippe Castagnac Thierry Blanchetier

REFERENCE DOCUMENT 2008    422

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20.5 PARENT COMPANY FINANCIAL STATEMENTS AND STATUTORY AUDITORS’ REPORT

NOTE 1

Intangible assets and property, plant and equipment

440

NOTE 2

Depreciation, amortization and impairment of intangible assets and property, plant and equipment

441

NOTE 3

Finance leases

442

NOTE 4

Financial fixed assets

443

NOTE 5

Inventories

444

NOTE 6

Maturity of receivables

445

NOTE 7

Accruals

445

NOTE 8

Impairment of assets excluding financial fixed assets

445

NOTE 9

Shareholders’ equity

446

NOTE 10

Other equity

448

NOTE 11

Provisions

448

NOTE 12

Borrowings and debt

451

NOTE 13

Maturity of borrowings, debt and payables

452

NOTE 14

Analysis of borrowings and debt by currency and interest rate

453

NOTE 15

Breakdown of revenues

454

NOTE 16

Additions to depreciation, amortization, impairment and provisions (net of reversals), and expense transfers

455

NOTE 17

Financial income and expense

456

NOTE 18

Non-recurring items

456

NOTE 19

Tax position

457

NOTE 20

Marketable securities

458

NOTE 21

Off-balance sheet commitments (excluding employee benefit obligations)

458

NOTE 22

Pensions and other employee benefit obligations

468

NOTE 23

Headcount

474

NOTE 24

Statutory training entitlement

474

NOTE 25

Employee profit-sharing

475

NOTE 26

Information concerning related or associated companies affecting several balance sheet and income statement captions

475

NOTE 27

Subsidiaries and investments

476

NOTE 28

Compensation due to members of the board of directors and executive committee

478

NOTE 29

Subsequent events

478

REFERENCE DOCUMENT 2008    423

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20.5.1 PARENT COMPANY FINANCIAL STATEMENTS

Balance sheet

• ASSETS

In millions of euros	Note	Dec. 31, 2008			Dec. 31, 2007
		Gross	Depreciation, amortization and provisions	Net	Net
Non-current assets
Intangible assets	C 1-2-8	1,021	153	868	63
Property, plant and equipment	C 1-2	830	473	357	2,170
Assets in progress (1)					449
Advances and downpayments on orders for property, plant and equipment (1)					35
Equity investments	C 4	59,005	3,257	55,748	17,170
Other financial fixed assets	C 4	9,983	263	9,720	8,645
	I	70,839	4,146	66,693	28,532
Current assets
INVENTORIES	C 5-8
Gas		2,111		2,111	1,393
Other		1		1	20
ADVANCES AND DOWNPAYMENTS ON ORDER		7		7	22
OPERATING RECEIVABLES	C 6-8
Trade and other receivables		6,612	196	6,416	6,191
Other		688		688	374
MISCELLANEOUS RECEIVABLES
Current accounts with subsidiaries		6,150		6,150	473
Other		2,214	22	2,192	304
MARKETABLE SECURITIES		595		595	1,896
CASH AND CASH EQUIVALENTS		46		46	45
	II	18,424	218	18,206	10,718
Accruals	III C 7	150		150	8
Unrealized foreign exchange losses	IV	297		297	27
TOTAL ASSETS	(I TO IV)	89,710	4,364	85,346	39,285

(1)

As from 2008, assets in progress and advances and downpayments on orders for property, plant and equipment are not broken down but are included in intangible assets or property, plant and equipment based on the type of asset concerned.

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• EQUITY AND LIABILITIES

In millions of euros	Note		Dec. 31, 2008	Dec. 31, 2007
TOTAL EQUITY
SHAREHOLDERS’ EQUITY		C 9
Share capital			2,194	984
Additional paid-in capital			29,258	1,789
Merger premium				-
Revaluation adjustments			43	43
Legal reserve			219	98
Other reserves			33	33
Retained earnings			18,740	8,344
Net income			2,767	11,611
Interim dividend			(1,724)
Tax-driven provisions and investment subsidies		C 11	513	1,234
	I		52,043	24,136
OTHER EQUITY	II	C 10	497	497
	I + II		52,540	24,633
Provisions for contingencies and losses	III	C 11	4,591	3,716
Liabilities	C 12-13-14
BORROWINGS AND DEBT
Borrowings			12,444	2,219
Current accounts with subsidiaries (2)			7,499
Other borrowings and debt			418	394
			20,361	2,613
ADVANCES AND DOWNPAYMENTS RECEIVED ON ORDERS			10	3
TRADE AND OTHER PAYABLES			5,252	2,710
TAX AND EMPLOYEE-RELATED LIABILITIES			1,405	1,287
OTHER LIABILITIES (2)			619	4,291
	IV		27,647	10,904
ACCRUALS	V		220
UNREALIZED FOREIGN EXCHANGE GAIN	VI		348	32
TOTAL EQUITY AND LIABILITIES	(I TO VI)		85,346	39,285
(2) At December 31, 2007, current accounts with Group subsidiaries were shown in other liabilities for an amount of €2,672 million.

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Income statement

In millions of euros	Note	Dec. 31, 2008	Dec. 31, 2007
Energy sales		23,523	19,783
Other production sold		1,686	1,208
REVENUES	C 15	25,209	20,991
Production taken to inventory			-
Production for own use		63	248
TOTAL PRODUCTION		25,272	21,239
Energy purchases and change in gas reserves		(17,369)	(13,610)
Other purchases		(66)	(148)
Other external charges		(6,599)	(3,127)
VALUE ADDED		1,238	4,354
Taxes and duties net of subsidies received		(91)	(166)
Personnel costs		(820)	(1,384)
GROSS OPERATING INCOME		327	2,804
Net additions to depreciation, amortization and impairment	C 16	(130)	(744)
Net additions to provisions	C 16	29	(422)
Other operating income and expenses		90	97
NET OPERATING INCOME		316	1,735
NET FINANCIAL INCOME	C 17	1,939	1,141
NET RECURRING INCOME		2,255	2,876
NON-RECURRING ITEMS	C 18	(105)	11,548
INCOME TAX	C 19	617	(2,813)
NET INCOME		2,767	11,611

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Cash flow statement

This table is presented net of the impacts of (i) the subsidiaries formed to manage storage facilities and LNG terminals, and (ii) the merger of SUEZ SA into Gaz de France SA on January 1, 2008.

In millions of euros	Note	Dec. 31, 2008	Dec. 31, 2007
1. Cash flow from operations	1	2,635	3,341
Change in inventories	2a	758	(204)
Change in trade receivables (net of trade receivables with a credit balance)	2b	1,529	688
Change in trade payables	2c	(1,596)	(75)
Change in other items	2d	3,627	(495)
2. CHANGE IN WORKING CAPITAL REQUIREMENTS (2a + 2b + 2c + 2d)	2	4,318	(86)
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	(1 - 2) I	(1,683)	3,427
II - Investing activities
1. CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets		397	201
Property, plant and equipment		37	850
Financial fixed assets		9,344	749
Change in amounts payable on investments		(900)
Creation of GrDF – Financial fixed assets			12,011
	1	8,878	13,811
2. CASH FLOW FROM INVESTING ACTIVITIES
Third party contributions		-	2
Net proceeds from asset disposals		1,175	42
Reduction in financial fixed assets		868	440
Creation of GrDF – disposal of assets			11,710
	2	2,043	12,194
CASH FLOW USED IN INVESTING ACTIVITIES	(1 - 2) II	6,835	1,617
III - Cash flow after operating and investing activities	(I - II) III	(8,518)	1,810
IV - Financing activities
1. CAPITAL INCREASE EMPLOYEE SHARE SUBSCRIPTIONS	1	35	-
2. DIVIDENDS AND INTERIM DIVIDENDS PAID TO SHAREHOLDERS (1)	2	(2,938)	(1,082)
3. FINANCING RAISED ON CAPITAL MARKETS
Long-term bonds		3,266	-
Short- and medium-term credit facilities		14,561	1,463
	3	17,827	1,463
4. REPAYMENTS
Short- and medium-term credit facilities		7,464	1,674
	4	7,464	1,674
CASH FROM (USED IN) FINANCING ACTIVITIES	(1 + 2 + 3 – 4) IV	7,460	(1,293)
V - Change in cash and cash equivalents	C 21 (III + IV) V	(1,058)	517
Impact of cash transferred to Elengy and Storengy		1
Impact of cash contributed by SUEZ SA as part of the merger		178
CHANGE IN CASH AND CASH EQUIVALENTS EXCLUDING THE IMPACTS OF THE NEW SUBSIDIARIES AND OF THE MERGER		(879)

(1)

The €1,728 million dividend paid by SUEZ SA during the interim period in 2008 is not included in the total amount of €2,938 million, since it was considered a liability when calculating the net assets contributed by SUEZ SA and is therefore shown in “Change in other items” within working capital requirements.

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20.5.2 NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

The merger of SUEZ SA into Gaz de France SA was effective as of July 22, 2008. Since that date, the new entity has been known as GDF SUEZ SA.

A new entity was formed to manage the distribution network on December 31, 2007, and two subsidiaries were created to manage storage facilities and LNG terminals, effective for accounting purposes on January 1, 2008. This has a material impact on the following captions of the parent company financial statements:

•

other equity – Value of concession assets — Concession grantors’ rights;

•

intangible assets – Greenhouse gas emission rights;

•

property, plant and equipment – Plant and equipment, Dismantling assets;

•

gas in underground reservoirs;

•

provisions for site rehabilitation costs.

These impacts are detailed in section B – Comparability of periods presented.

A Summary of significant accounting policies

The accounting policies and calculation methods used to prepare the parent company financial statements for the year ended December 31, 2008 as presented below, do not include captions that are no longer material as a result of the new subsidiaries created.

The 2008 financial statements have been drawn up in euros in compliance with the general principles prescribed by the French chart of accounts, as set out in Regulation No. 99.03 of the French Accounting Standards Committee (Comité de Réglementation Comptable – CRC), and with the valuation methods described below.

As from 2008, financial transactions involving equity investments and the related receivables, especially impairment charges or reversals, are included in non-recurring items rather than financial items. In accordance with Article 120-2 of the French chart of accounts, GDF SUEZ SA considers that although this classification diverges from French accounting standards, it gives a more faithful view of the income statement because all items of income and expenses relating to equity investments can be shown together with capital gains or losses on disposals under non-recurring items.

Use of estimates

The preparation of financial statements requires GDF SUEZ SA to use estimates and assumptions that affect the amounts reported in the financial statements or in the notes thereto. This mainly concerns provisions for dismantling and site rehabilitation costs, provisions for contingencies, the measurement of equity investments, and provisions and off-balance sheet commitments relating to employee benefits.

The financial statements reflect management’s best estimates of these amounts, based on information available at the balance sheet date.

Shareholders’ equity

Additional paid-in capital

External costs directly attributable to capital increases are deducted from additional paid-in capital. Other costs are expensed as incurred.

Merger premium

External expenses directly attributable to the merger between Gaz de France SA and SUEZ SA are deducted from the merger premium. Other costs are expensed as incurred.

Revaluation adjustments

This caption results from the legal revaluations of non-amortizable assets not operated under concessions carried out in 1959 and 1976.

Other equity – irredeemable and non-voting securities (titres participatifs)

GDF SUEZ SA issued irredeemable and non-voting securities (titres participatifs) in 1985 and 1986 within the scope of Act No. 83.1 of January 10, 1983 and Act No. 85.695 of July 11, 1985. These securities are shown in liabilities for their nominal amount and are redeemable only at the initiative of GDF SUEZ SA. Interest paid on irredeemable and non-voting securities (titres participatifs) is included in financial expenses (see Note 10).

Irredeemable and non-voting securities (titres participatifs) that have been redeemed are classified in “Marketable securities”.

Intangible assets

This caption mainly comprises:

•

the purchase cost or production cost of software, amortized over its estimated useful life;

•

technical losses resulting from the merger (see section C 1-7 on the impacts of the merger).

A technical loss is allocated off-the-books to the various assets contributed within the scope of the merger. In the event of a disposal, the portion of the loss relating to the assets sold is reversed through income.

Research costs are expensed in the year in which they are incurred.

In accordance with the option permitted by CRC Regulation 2004-06, other development costs are capitalized provided they meet specific criteria, particularly as regards the pattern in which the intangible asset is expected to generate future economic benefits.

A useful life of between five and seven years is generally used to calculate software amortization.

Accelerated amortization, classified in the balance sheet under tax-driven provisions, is recognized whenever the useful lives for tax purposes are shorter than those used for accounting purposes, or whenever the amortization method for accounting and tax purposes differs.

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Property, plant and equipment

All items of property, plant and equipment are carried at purchase cost or production cost, including ancillary expenses, with the exception of assets acquired prior to December 31, 1976, which are shown at their revalued amount at that date.

Almost all items of property, plant and equipment are depreciated on a straight-line basis.

Assets are depreciated over their useful lives, based on the period over which they are expected to be used. The useful lives for the main asset classes are as follows:

•

buildings: 20 to 40 years;

•

other: 3 to 15 years.

Accelerated depreciation, classified in the balance sheet under tax-driven provisions, is recognized whenever the useful lives for tax purposes are shorter than those used for accounting purposes, or whenever the depreciation method for accounting and tax purposes differs.

Components

When the components of a given asset cannot be used separately, the overall asset is recognized. If one or more components have different useful lives at the outset, each component is recognized and depreciated separately.

Financial fixed assets

Equity investments

Equity investments represent long-term investments providing GDF SUEZ SA with control or significant influence over the issuer, or helping it to establish business relations with the issuer.

As from 2008, newly acquired equity investments are recognized at purchase price plus directly attributable transaction fees.

Investments which GDF SUEZ SA intends to hold on a long-term basis are written down if value in use falls below cost. Value in use is assessed by reference to the intrinsic value, yield value, expected cash flows and stock market prices for the assets, taking into account any currency hedges where appropriate.

Investments which GDF SUEZ SA has decided to sell are written down if their book value is lower than their estimated sale price. If sale negotiations are ongoing at the balance sheet date, the best estimate is used to determine the sale price.

Amounts receivable from equity investments

This caption consists of loans granted by GDF SUEZ SA to equity investments.

They are recognized at face value. In line with the treatment adopted for equity investments, these amounts are written down if their value in use falls below their face amount.

Provisions for contingencies may be booked if the Company considers that its commitment represents an amount in excess of the value of the assets held.

Other financial fixed assets

This caption includes mainly investments other than equity investments that GDF SUEZ SA intends to hold on a long-term basis but which do not meet the definition of equity investments.

A writedown may be taken against other financial fixed assets in accordance with the criteria described above for equity investments.

Liquidity agreement and treasury stock

In 2006, Gaz de France SA entered into a liquidity agreement. Following the merger-takeover of SUEZ SA, two new liquidity agreements were signed with an investment services provider. The investment services provider agrees to buy and sell GDF SUEZ SA shares to organize the market for and ensure the liquidity of the share on the Paris and Brussels stock markets.

The amounts paid to the investment services provider are included in “Other long-term investments”. An impairment loss is recognized against the shares when their average price for the month in which the accounts are closed is lower than their book value.

Marketable securities

Marketable securities are shown on the balance sheet at cost.

When the market value of securities at December 31 is lower than their acquisition cost, a writedown is recognized for the difference.

For listed securities, market value is determined based on the price at the balance sheet date.

Gas reserves

Gas injected into underground reservoirs in included in inventories. It is measured at average purchase cost including domestic and international freight costs upon entering the transportation network regardless of its source, and including any regasification costs. Outflows are measured on a monthly basis using the weighted average unit cost method.

An impairment loss is recognized when the net realizable value of inventories, representing the selling price less costs directly and indirectly attributable to distribution, is lower than weighted average cost.

Operating receivables

This caption includes all receivables arising on the sale of goods and other receivables arising in the ordinary course of operations.

Gas delivered but not billed

Receivables also include unbilled revenues for gas delivered, whether or not the meters have been read.

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It concerns customers not billed monthly (mainly residential customers) and customers whose billing period is not aligned with the consumption period of a given month.

GDF SUEZ SA accounts for a portion of metering and billing expenses associated with these unbilled revenues to be incurred in the subsequent period, as well as the potential risk of non-collection.

Delivered unbilled natural gas (“gas in the meter”) is calculated using a method factoring in average energy sale prices and historical consumption data. The average price used takes account of the category of customer and the age of the delivered unbilled “gas in the meter”. These estimates are sensitive to the assumptions used.

Customers (mainly retail customers) can opt to pay on a monthly basis. In this case, the Company recognizes a monthly advance and a bill is issued at the anniversary date of the contract giving rise to the payment (or refund) of any difference between the amount billed and the advance payments already received.

As from 2008, unbilled revenues in respect of delivered unbilled natural gas will be netted against the advances already collected by the Company from customers billed monthly. This will provide GDF SUEZ SA with a more accurate estimate of the related future cash flows.

Impairment of trade receivables

Bad debt risk is analyzed on a case-by-case basis for the Company’s largest customers.

Receivables from other customers are written down using rates which increase in line with the age of the related receivables.

Foreign currency transactions

Income and expenses denominated in foreign currencies are recorded at their equivalent value in euros at the transaction date.

Foreign currency receivables, payables and cash and cash equivalents are converted at the exchange rate prevailing at year-end. Translation differences are taken to income when they arise on cash and cash equivalents, or to the balance sheet under “Translation adjustments” when they arise on receivables and payables. A provision is set aside for unrealized losses after taking account of any associated hedging instruments.

Provisions for contingencies and losses

In accordance with CRC Regulation No. 2000-06 on liabilities, a provision is recognized when the Company has a legal or constructive obligation resulting from a past event which is expected to result in an outflow of resources embodying economic benefits that can be measured reliably.

The provision represents the best estimate of the amount required to settle the present obligation at the balance sheet date.

Provisions for rehabilitating land on which former gas production plants were located

These provisions are set aside to cover the estimated costs of rehabilitating land on which former gas production plants were located, in light of general environmental protection standards and laws and regulations specific to certain equipment.

These provisions reflect the best estimate of the costs that this will involve, based on (i) current cost information, technical knowledge and experience acquired, and (ii) regulatory requirements in force or in the process of being adopted.

The provision is set aside for the full amount of any such costs, since the Company may be asked to rehabilitate the site at any time. The provision recognized has not been discounted.

Any revisions subsequently made to estimates (timing of rehabilitation obligations, estimated costs involved, etc.) are taken into account on a prospective basis. Movements in these provisions are shown under operating items.

Provision for employee bonus share awards and stock option plans

In accordance with CRC Regulation No. 2008-15 of December 4, 2008, the provision for employee bonus share awards is recognized on a straight-line basis over the period during which the rights vest in the employees. The provision ultimately covers the disposal loss equal to the book value of treasury stock granted free of consideration to employees. Movements in this provision and any related costs are shown in personnel expenses.

Until December 31, 2007, the impacts on income of bonus share plans and stock options were recognized in non-recurring items.

For stock options, a provision is set aside whenever the share price at the balance sheet date is higher than the exercise price of the options granted. The provision is set aside on a straight-line basis over the vesting period of the rights and ultimately covers the disposal loss equal to the purchase cost of the shares less the exercise price paid by employees.

Bond redemption premiums and issue costs

In accordance with the benchmark treatment prescribed by the French National Accounting Board (Conseil National de la Comptabilité – CNC), bond issue costs are recognized on a straight-line basis over the life of the instruments. These issue costs mainly consist of advertising expenses (for public issues) and fees due to financial intermediaries.

Up to December 31, 2007, they were expensed as incurred. The impact on GDF SUEZ SA shareholders’ equity is not material.

Bonds carrying a redemption premium are recognized in liabilities for their total amount including redemption premiums. The matching entry for these premiums is recorded in assets under accruals, and amortized over the life of the bonds pro rata to interest.

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Pensions and other employee benefit obligations

Special regime for Electricity and Gas utilities

GDF SUEZ SA qualifies for the disability, pension and death benefits available under the special regime for Electricity and Gas utilities (see Note 22).

Accounting treatment

In accordance with the option permitted by the CNC’s Emerging Issues Taskforce in opinion 2000-A of July 6, 2000, GDF SUEZ SA recognizes provisions under liabilities for benefits granted to employees whose rights have already begun to vest (annuities for occupational accidents and illnesses, temporary incapacity or disability benefits), benefits due during the employee’s working life (long-service awards and bonus leave), and benefits covered by the pension provision prior to the change in accounting policy.

As part of the merger, the provisions for pensions and other employee benefit obligations (pensions, retirement indemnities and healthcare) booked by SUEZ SA at December 31, 2007 were transferred to GDF SUEZ SA.

In accordance with opinion 2005-C of the CNC’s Emerging Issues Taskforce, and in accordance with the method applied by GDF SUEZ SA and described above, no further amounts will be set aside to these provisions in respect of rights newly vested by employees or the unwinding of discounting adjustments on provisions transferred within the scope of the merger. The provisions will be written back in line with the settlement of the corresponding obligations for which a provision was carried at December 31, 2007.

No provisions are set aside in liabilities for other commitments, which are disclosed in Note 22 regarding off-balance sheet commitments.

Basis of measurement and actuarial assumptions

Benefit obligations are measured using the projected unit credit method. The present value of the obligations of GDF SUEZ SA is calculated by allocating vested benefits to periods of service under the plan’s benefit formula. When an employee’s service in later years leads to a materially higher level of benefits than in earlier years, the Group allocates the benefits on a straight-line basis.

Future payments in respect of these benefits are calculated based on assumptions as to salary increases, retirement age, mortality and employee turnover.

The rate used to discount future benefit payments is determined by reference to the yield on investment grade corporate bonds based on maturities consistent with the benefit obligation.

Financial instruments and commodity derivatives

To hedge and manage its currency, interest rate and commodity risk, GDF SUEZ SA uses financial and operating instruments disclosed in off-balance sheet commitments.

Changes in the market value of forward currency purchase or sale contracts are taken to income symmetrically with the gain or loss on the hedged item.

Commodity derivatives are marked to market and treated in the same way as the items hedged.

If the hedged item ceases to exist, the contract is unwound and any gains or losses taken to income. Gains or losses on swaps are recognized when the transaction expires.

The recognition of gains or losses on these transactions depends on whether (i) they are carried out on an organized market, in which case the gain or loss on the contract, representing the change in its market value, is recognized before the contract is unwound, or (ii) whether they are traded over-the-counter, in which case they are recognized at the time the contract is unwound, with a provision recorded for any potential capital losses.

Income tax

Since January 1, 1988, GDF SUEZ SA has been part of the tax consolidation regime introduced by Article 68 of Act. No. 87-1060 of December 30, 1987. GDF SUEZ SA is head of the tax group within the meaning of Articles 223 A et seq. of the French Tax Code.

The contribution of subsidiaries in the tax consolidation group to the Group’s income tax expense equals the amount of tax for which they would have been liable if they had not been members of the tax consolidation group.

The impacts of tax consolidation are recorded under the income tax expense of GDF SUEZ SA, as parent company.

GDF SUEZ SA also records a provision for any tax savings generated by subsidiaries’ tax losses. These savings initially benefit GDF SUEZ SA as parent company, and are recovered by the subsidiaries once they return to profit (hence the provision booked).

Statutory training entitlement

Rights vested under the statutory training entitlement at December 31, 2008 are disclosed in Note 24.

In accordance with opinion 2004 F of the CNC’s Emerging Issues Taskforce on the recognition of statutory training entitlements, no provision has been recorded by GDF SUEZ SA in the 2008 financial statements, as employee rights are included in the company training plan.

B Comparability of periods presented

A number of transactions which took place in 2007 and 2008 and are described in specific notes to these accounts, have a material impact on the comparability of the periods presented. These include:

•

merger of SUEZ SA into Gaz de France SA on July 22, 2008, with retroactive effect for accounting and tax purposes from January 1, 2008;

•

creation of GrDF to manage the distribution network on December 31, 2007;

•

creation of Storengy and Elengy to manage storage facilities and LNG terminals, respectively, with retroactive effect for accounting and tax purposes from January 1, 2008;

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Several changes were made to the presentation of financial statements in 2008:

•

following the creation of a Distribution subsidiary, items of property, plant and equipment operated within or outside a concession are no longer shown separately in the balance sheet;

•

all financial transactions relating to equity investments and the related receivables were reclassified from financial items to non-recurring items to ensure that net financial income continues to reflect recurring operations and provides a meaningful comparison between periods presented;

•

in accordance with CNC opinion 2008-17 of November 6, 2008 on the accounting treatment of employee bonus share awards and stock option plans, the costs relating to these items are now shown within personnel expenses and not non¬recurring items.

The impacts of these changes in presentation and the transactions relating to the merger and creation of new subsidiaries are detailed below in Note 6.

1 Merger-takeover of SUEZ SA

The merger of SUEZ SA into Gaz de France SA was approved by the Shareholders’ Meetings of both companies on July 16, 2008 and became effective on July 22, 2008. Since that date, the new entity has been known as GDF SUEZ SA.

In accordance with Article L. 236-4 of the French Commercial Code (Code de commerce), the merger agreement stipulates that the merger is effective for accounting and tax purposes as of January 1, 2008. Consequently, all of the transactions carried out by SUEZ SA between January 1, 2008 and the effective date of the merger (“interim period”) are reflected in the accounts of Gaz de France SA in respect of this interim period.

The terms of SUEZ SA’s merger into Gaz de France SA were established on the basis of the parent company financial statements of both companies at December 31, 2007, and on an exchange ratio of 21 Gaz de France shares for 22 SUEZ shares. Several transactions were carried out prior to the merger and recognized by Gaz de France in its interim period accounting.

1.1 Transactions carried out prior to the merger and recognized by GDF SUEZ SA in its interim period accounting

These transactions are described below.

•

Simplified merger-takeover of Rivolam by SUEZ SA

Prior to the merger of SUEZ SA into Gaz de France SA, and immediately before the spin-off of SUEZ Environnement, Rivolam, a wholly-owned subsidiary of SUEZ SA, was merged into SUEZ SA by means of a simplified procedure.

This merger was carried out at net book value with retroactive effect for accounting and tax purposes from January 1, 2008. Net assets transferred to SUEZ SA for a total of €6,536 million essentially comprised shares in SUEZ Environnement held by Rivolam.

As SUEZ SA owned all of the shares in the unlisted subsidiary Rivolam, no capital increase was required to complete these transactions, pursuant to Article L. 236 3 II of the French Commercial Code. Accordingly, the transaction has no impact on shareholders’ equity. The technical loss of €715 million resulting from the difference between the value of the net assets contributed by Rivolam and the value of the Rivolam shares in the accounts of SUEZ SA is included within intangible assets in the GDF SUEZ SA financial statements.

•

Contribution by SUEZ SA to SUEZ Environnement Company of all of its shares in SUEZ Environnement

Following the merger-takeover of Rivolam, SUEZ SA contributed all of its shares in SUEZ Environnement to SUEZ Environnement Company. In accordance with Article L. 236-22 of the French Commercial Code, this transaction was carried out under the legal regime applicable to spin-offs set forth in Articles L. 236-16 to L. 236-21 of the French Commercial Code.

The contribution was carried out at book value. The shares in SUEZ Environnement Company received in exchange for the contribution of the shares in SUEZ Environnement were recognized at the same value as the SUEZ Environnement shares carried in the books of SUEZ SA, i.e. €6,157 million (€6,104 million transferred to SUEZ SA as part of its merger-takeover of Rivolam and €53 million already directly held by SUEZ SA). The technical loss of €715 million arising on the merger-takeover of Rivolam is included within intangible assets.

•

Spin-off of 65% of shares in SUEZ Environnement Company by SUEZ SA to its shareholders

Immediately after the contribution and prior to the merger of SUEZ SA into Gaz de France SA, a portion of the SUEZ Environnement Company shares, representing 65% of the share capital, was distributed by SUEZ SA to its shareholders (other than itself) in proportion to their interest in the capital, based on a ratio of one SUEZ Environnement Company share for four SUEZ shares.

A total of 318,304,389 shares were distributed to shareholders, and deducted from the net assets contributed by SUEZ SA to Gaz de France SA.

This transaction was recorded at net book value and charged in full to “additional paid-in capital”. The amount of the spin-off was equal to €4,467 million, representing the book value of the SUEZ Environnement Company shares distributed to shareholders, i.e. €4,003 million, plus the share in the technical loss (arising on the Rivolam merger) relating to distributed shares of SUEZ Environnement Company for €465 million.

Accordingly, a technical loss of €253 million was included in the assets of GDF SUEZ SA following these transactions, representing the loss arising on the merger-takeover of Rivolam and allocated to shares retained by SUEZ in SUEZ Environnement Company.

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Immediately after the spin-off, SUEZ SA was merged into Gaz de France SA by means of an issue of new shares based on a ratio of 21 Gaz de France shares for 22 SUEZ shares.

1.2 Cross shareholdings

Prior to the merger date, Gaz de France SA held 8,049,212 SUEZ shares and SUEZ SA held 35,724,397 SUEZ shares. SUEZ SA did not directly hold any shares in Gaz de France.

In accordance with Article L. 236-3 of the French Commercial Code, no treasury shares held by SUEZ SA or SUEZ shares held by Gaz de France SA were exchanged.

At the time of the merger, the 35,724,397 treasury shares held by SUEZ SA at July 21, 2008 for €1,456 million were deducted from the net assets qualifying for the exchange, and the SUEZ shares held by Gaz de France SA were canceled, giving rise to a merger loss (see section 7).

The dividends received in 2008 on SUEZ shares held by Gaz de France SA were canceled by crediting the merger premium account as part of the interim period accounting.

Proceeds from the disposal of treasury shares sold by SUEZ SA during the interim period were included in the interim period accounting with retroactive effect, and are therefore included in the calculation of net income for the new entity. Accordingly, they were not deducted from the net contributed assets.

1.3 Measurement of assets and liabilities contributed by SUEZ SA

Pursuant to CRC Regulation No. 2004-01 on accounting for mergers and similar transactions, the merger of SUEZ SA into Gaz de France SA was carried out based on the book values at December 31, 2007 of the assets and liabilities contributed by SUEZ SA, as shown in the parent company financial statements of SUEZ SA for the year ended December 31, 2007.

1.4 Net assets contributed by SUEZ SA at December 31, 2007

The net assets contributed by SUEZ SA based on its financial statements for the year ended December 31, 2007 total €36,793 million, corresponding to assets of €37,737 million net of depreciation, amortization and impairment, less €944 million in liabilities.

In millions of euros	Gross	Depreciation, amortization, provisions	Net
Intangible assets	34	18	16
Property, plant and equipment	13	8	5
Financial fixed assets	39,657	2,752	36,905
o/w equity investments	38,203	2,509	35,694
o/w other long-term investments	1,204	-	1,204
o/w amounts receivable from equity investments	241	241	-
o/w other financial fixed assets	8	1	7
Current assets, accruals and translation adjustments	824	13	811
TOTAL ASSETS CONTRIBUTED BY SUEZ SA AT DECEMBER 31, 2007	40,528	2,791	37,737
Provisions for contingencies and losses			250
Borrowings and debt			500
Operating payables			145
Miscellaneous payables, accruals and translation adjustments			49
TOTAL LIABILITIES ASSUMED AT DECEMBER 31, 2007			944
NET ASSETS OF SUEZ SA AT DECEMBER 31, 2007			36,793
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1.5  Value of net assets contributed after adjustments for transactions carried out in the interim period (adjustments to net assets recorded at December 31, 2007)

Since the transactions have retroactive effect for accounting purposes from January 1, 2008, and in order to determinate the capital of the operation, the transactions and other items described below were included in the calculation of the net assets contributed:

Net assets of SUEZ SA at December 31, 2007	36 793
• Treasury shares held by SUEZ SA at July 21, 2008 (35,724,397 shares representing a total of €1,457 million) are not included in net assets qualifying for the exchange and are therefore deducted from the net assets contributed by SUEZ SA at December 31, 2007.	(1,457)
• In accordance with CRC Regulation 2004-01, dividend payouts decided by the shareholders of SUEZ SA during the interim period represent a liability of the absorbed company, and have therefore been deducted from net contributed assets at December 31, 2007. This liability was closed out when the entries for the interim period were reversed, including payments made by the absorbed company.	(1,729)
• The SEC shares distributed to the shareholders of SUEZ SA are not part of the assets contributed to the new entity, and are therefore deducted from the net assets contributed by SUEZ SA to Gaz de France SA at December 31, 2007.	(4,467)
• The price for the shares issued during the period between January 1, 2008 and the date of the merger is added to the net assets contributed by SUEZ SA to Gaz de France SA at December 31, 2007.	48
NET ASSETS CONTRIBUTED TO GAZ DE FRANCE SA	29,188

1.6 Remuneration of net contributed assets and capital increase

Based on the above, the net assets contributed by SUEZ SA that qualify for the exchange total €28,964 million. This amount corresponds to the percentage of SUEZ shares issued and outstanding not held by Gaz de France SA (99.2%), multiplied by the total value of the net assets contributed to Gaz de France SA (€29,188 million).

The exchange ratio was set at 21 Gaz de France shares for 22 SUEZ shares, and was calculated based on a multi-criteria approach typically used in similar transactions.

In exchange for the 1,265,168,344 SUEZ shares comprising the share capital of SUEZ SA at the merger date, less 35,724,397 treasury shares held by SUEZ and 8,049,212 SUEZ shares held by Gaz de France SA, Gaz de France SA issued 1,207,660,692 new, fully paid-up Gaz de France shares, each with a par value of €1.

Accordingly, share capital was increased from €983,871,988 to €2,191,532,680.

The merger premium corresponds to the difference between the book value of the assets contributed by SUEZ SA qualifying for the exchange (€28,964 million), and the par value of shares issued as consideration (€1,208 million), representing a total of €27,756 million. After the adjustments made in compliance with the decisions of the Shareholders’ Meeting, the merger premium amounts to €27,436 million (see Note 9-B).

1.7 Merger loss

Following the merger, Gaz de France SA recognized a technical loss resulting from “the difference between the net assets received by the absorbing company in proportion to its interest in the absorbed entity and the book value of its interest” (CRC Regulation No. 2004-01).

This merger loss is included in intangible assets for €32 million and allocated off-the-books to the underlying assets.

In light of the technical loss which arose on the merger-takeover of Rivolam and was allocated to the shares retained in SUEZ Environnement Company (€253 million), the merger loss recognized in intangible assets totaled €285 million.

1.8  Tax treatment

The tax authorities gave their approval for:

•

transferring a portion of tax losses from SUEZ SA to GDF SUEZ SA, based on the provisions of Articles 223 I 5 and 223 I 6 of the French Tax Code;

•

transferring a portion of tax losses from SUEZ SA to SUEZ Environnement Company, based on the provisions of Articles 223 I 5 and 223 I 7 of the French Tax Code;

•

applying the preferential tax treatment set out in Articles 210 B and 115-2 of the French Tax Code to the contribution and spin-off of SUEZ Environnement Company shares, and ensuring that the benefits of this treatment remain undisputed under the merger.

Under the preferential tax treatment, net income reported by SUEZ SA after January 1, 2008 will be included in the taxable income of GDF SUEZ SA. GDF SUEZ SA also agrees to:

•

take over the provisions on which tax has been deferred by SUEZ SA and which remain pertinent following the merger, as well as the tax-driven provisions (particularly the provision for investments) which are taxed on a deferred basis pursuant to a special clause in the French Tax Code (Article 210 A-3.a.);

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•

replace SUEZ SA in adding back to income items which had been deferred for tax purposes by SUEZ SA (Article 210 A-3.b. of the French Tax Code);

•

calculate the capital gains arising on the disposal of non-amortizable assets received as part of the contribution, based on the value of these assets for tax purposes in the accounts of SUEZ SA at December 31, 2007 (Article 210 A-3.c. of the French Tax Code).

Since the merger involved two legal entities liable for corporate income tax, GDF SUEZ SA is eligible for the provisions of Article 816 of the French Tax Code and is subject only to flat-rate registration fees of €500.

2 Creation of Storengy and Elengy to manage storage facilities and LNG terminals

The Ordinary and Extraordinary Shareholders’ Meeting of December 17, 2008 approved the creation of two subsidiaries (Storengy and Elengy) to manage the Group’s storage and LNG terminals activities, respectively. The subsidiaries were created by means of a partial contribution of assets.

The two contribution agreements signed by (i) GDF SUEZ SA and Storengy, and (ii) GDF SUEZ SA and Elengy, set the date for the contribution at December 31, 2008. Pursuant to Article L. 236-4 of the French Commercial Code, the agreements stipulate that the contributions will have retroactive effect for accounting and tax purposes from January 1, 2008. Consequently, the results of any operations carried out by GDF SUEZ SA in relation to storage and LNG terminals activities between January 1, 2008 and the date of the contributions were recognized in the accounts of the two subsidiaries in respect of the interim period, spanning from the retroactive effective date of the contributions as set by the contribution agreements to the actual date the transactions were carried out.

In accordance with CRC Regulation No. 2004-01 of May 4, 2004, as this transaction represents internal restructuring measures within the contributing company, which holds more than 99% of the capital of the entities benefiting from the contribution, the assets and liabilities contributed were valued at their net book value in the accounts of Gaz de France SA at December 31, 2007, i.e.:

•

€1,903,610,200 in net assets contributed in respect of Storage activities;

•

€114,094,600 in net assets contributed in respect of LNG Terminals activities.

As consideration for these contributions, GDF SUEZ SA received 19,036,102 new Storengy shares and 1,140,946 new Elengy shares with a par value of €10, issued as consideration for the contributions made and recorded within equity investments under assets.

The impact of these transactions on 2008 net income for GDF SUEZ SA totaled €907 million before tax, related primarily to the reversal of tax-driven provisions not transferred to the subsidiaries, since the contributions were made at net book value.

Storengy and Elengy took over their respective share in the pension and other employee benefit obligations transferred to the subsidiaries, as well as the corresponding plan assets.

At December 31, 2008, Elengy carried out a second capital increase in an amount of €326 million reserved for GDF SUEZ SA. This capital increase was intended to fund the acquisition of 69.70% of the shares in Société du Terminal Méthanier de Fos Cavaou, which had previously been held by COGAC, a subsidiary of GDF SUEZ SA.

3 Creation of GrDF to manage natural gas distribution

Pursuant to an agreement signed on July 20, 2007 and effective December 31, 2007, Gaz de France SA contributed its natural gas distribution activities to a newly created subsidiary, GrDF. The assets and liabilities transferred by Gaz de France SA cover all of the assets, rights and obligations relating to the distribution network.

The transaction took the form of a sale, and was financed by (i) a capital increase fully subscribed by Gaz de France SA, and (ii) a long-term loan granted by Gaz de France SA for €3,611 million.

At December 31, 2007, the capital gain on the disposal of gas distribution activities had no impact on tax, since GrDF is a member of the tax consolidation group. As from 2008, the subsidiary’s statutory financial statements show tax savings from the amortizable share of the capital gain arising on the disposal of the business. This excess amortization had no impact at the level of tax consolidation. In accordance with the tax consolidation agreements signed with its subsidiaries, Gaz de France SA set aside a provision for tax consolidation with respect to GrDF amounting to €2,158 million at December 31, 2007 (see Note 11 B4).

In the income statement of Gaz de France SA for the year ended December 31, 2007, the creation of GrDF had a €11,433 million impact on non-recurring items, representing the capital gain on disposal, and a €2,158 million impact on income tax expense, representing a net impact of €9,275 million on net income.

As from 2008, GrDF is responsible for the industrial and commercial operation, maintenance and development of the distribution network in France.

4 Change in accounting policy

In light of the merger-takeover of SUEZ SA and in order to ensure consistent treatment, the new GDF SUEZ SA entity decided to make certain changes to the accounting policies used to prepare its parent company financial statements.

Equity investments

Equity investments represent long-term investments providing GDF SUEZ with control or significant influence over the issuer, or helping it to establish business relations with the issuer.

As from 2008, newly acquired equity investments are recognized at purchase price plus directly attributable transaction fees. Up to December 31, 2007, these fees were expensed in full.

In accordance with the option permitted by CRC Regulation No. 2004-06, the Company decided to adopt this change in accounting policy on a prospective basis. The change has no impact on income for the period.

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Bond issue costs

In accordance with the benchmark treatment prescribed by the CNC, bond issue costs are spread on a straight-line basis over the life of the instruments. These issue costs mainly consist of advertising expenses (for public issues) and fees due to financial intermediaries.

Up to December 31, 2007, they were expensed as incurred. The impact on GDF SUEZ SA shareholders’ equity is not material.

5 Change in presentation of financial statements

Non-current assets

In light of the contribution of the distribution network to a new subsidiary on December 31, 2007, only those non-current assets held under concessions in respect of distribution networks in Corsica and mainland propane gas localities continue to be reported by GDF SUEZ SA. As from 2008, these assets are no longer shown separately on the balance sheet, but included within property, plant and equipment.

Similarly, assets in progress and downpayments on orders for property, plant and equipment are no longer reported on a separate line of the balance sheet, but allocated to intangible assets or property, plant and equipment, based on the type of assets concerned.

Financial income and expense/Non-recurring items

As from 2008, financial transactions involving equity investments and the related receivables, especially impairment charges or reversals, are included in non-recurring items rather than financial items. In accordance with Article 120-2 of the French chart of accounts, GDF SUEZ SA considers that although this classification diverges from French accounting standards, it gives a more faithful view of the income statement because all items of income and expenses relating to equity investments can be shown together with capital gains or losses on disposals under non-recurring items.

Expenses relating to employee bonus share awards and stock option plans

In accordance with CRC Regulation No. 2008-15 of December 4, 2008, movements in provisions and expenses relating to employee bonus share awards are shown in personnel expenses. In 2007, Gaz de France SA recorded these expenses as non-recurring items.

6 Additional information on the impacts of the merger and of the new subsidiaries

To provide a more meaningful comparison between the periods presented, the following tables :

•

show the impacts on assets and liabilities as of January 1, 2008 (the effective date of the transactions for accounting and tax purposes) of the merger-takeover of SUEZ SA and of the new subsidiaries created to manage storage facilities and LNG terminals;

•

present the income statement published by SUEZ SA as well as the impacts of the subsidiaries created to manage distribution, storage and LNG terminals activities on the income statement of Gaz de France SA for 2007. In light of the specific, non-recurring items impacting the financial and non-recurring lines reported by Gaz de France SA and SUEZ SA in 2007, the impacts are only presented up to the level of operating income before tax.

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• ASSETS

In millions of euros	Dec. 31, 2007, as published	Impacts of the new subsidiaries		Impacts of the merger-takeover of SUEZ SA	Dec. 31, 2007, adjusted for the impacts of the new subsidiaries and of the merger
		ELENGY	STORENGY
Non-current assets
Intangible assets, property, plant and equipment, and advances and downpayments on orders
Gross	4,809	(481)	(3,195)	333	1,466
Depreciation and amortization	(2,092)	336	1,223	(27)	(560)
Equity investments
Gross	17,179	115	1,904	33,145	52,343
Depreciation and amortization	(11)	-	-	(2,510)	(2,521)
Other financial fixed assets
Gross	8,647	(1)	(36)	(261)	8,349
Depreciation and amortization	-	-	-	(242)	(242)
TOTAL NON-CURRENT ASSETS
Gross	30,635	(367)	(1,327)	33,217	62,158
Depreciation and amortization	(2,103)	336	1,223	(2,779)	(3,323)
Net	28,532	(31)	(104)	30,438	58,835
Current assets
Inventories
Gross	1,478	(4)	(119)	10	1,365
Provisions	(65)	2	62	(10)	(11)
Advances and downpayments on orders	22	-	-	1	23
Trade and other receivables
Gross	6,664	(14)	(29)	102	6,723
Provisions	(99)	-	-	(2)	(101)
Current accounts with subsidiaries
Gross	473	-	-	664	1,137
Other receivables
Gross	313	-	(1)	-	312
Provisions	(9)	-	-	-	(9)
Marketable securities
Gross	1,898	-	-	100	1,998
Provisions	(2)	-	-	-	(2)
Cash and cash equivalents	45	-	-	78	123
TOTAL CURRENT ASSETS
Gross	10,893	(18)	(149)	955	11,681
Provisions	(175)	2	62	(12)	(123)
Net	10,718	(16)	(87)	943	11,558
ACCRUALS	8	-	-	-	8
UNREALIZED FOREIGN EXCHANGE LOSSES	27	-	-	-	27
TOTAL ASSETS	39,285	(47)	(191)	31,381	70,428

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• EQUITY AND LIABILITIES

In millions of euros	Dec. 31, 2007, as published	Impacts of the new subsidiaries		Impacts of the merger-takeover of SUEZ SA	Dec. 31, 2007, adjusted for the impacts of the new subsidiaries and of the merger
		ELENGY	STORENGY
Shareholders’ equity
Share capital	984	-	-	1,208	2,192
Additional paid-in capital	1,789	-	-	-	1,789
Merger premium	-	-	-	27,436	27,436
Revaluation adjustments	43	-	-	-	43
Legal reserve	98	-	-	121	219
Other reserves	33	-	-	-	33
Retained earnings	8,344	-	-	-	8,344
Net income	11,611	-	-	-	11,611
Impact on income (1)		47	861		908
Tax-driven provisions and investment subsidies	1,234	(47)	(861)	1	327
	24,136	-	-	28,766	52,902
OTHER EQUITY	497	-	-	-	497
PROVISIONS FOR CONTINGENCIES AND LOSSES	3,716	(26)	(112)	250	3,828
Liabilities
BORROWINGS AND DEBT
Borrowings	2,219	-	-		2,219
Current accounts with subsidiaries	-	-	-	155	155
Other	394	-	-	348	742
	2,613	-	-	503	3,116
ADVANCES AND DOWNPAYMENTS RECEIVED ON ORDERS	3	-	(1)	-	2
TRADE AND OTHER PAYABLES	2,710	(12)	(55)	105	2,748
TAX AND EMPLOYEE-RELATED LIABILITIES	1,287	(5)	(12)	36	1,306
OTHER LIABILITIES	4,291	(4)	(11)	1,722	5,998
ACCRUALS	-	-	-	-
UNREALIZED FOREIGN EXCHANGE GAINS	32	-	-	-	32
TOTAL EQUITY AND LIABILITIES	39,285	(47)	(191)	31,381	70,428
(1) Tax-driven provisions not transferred to Elengy and Storengy were written back by GDF SUEZ SA against income.

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• INCOME STATEMENT

In millions of euros	2007, as published		Impacts of the new subsidiaries on 2007 (1)	2007 comparative data
	Gaz de France SA	SUEZ SA 2007
Energy sales	19,783		5	19,788
Other production sold	1,208	88	(74)	1,222
REVENUES	20,991	88	(69)	21,010
Production taken to inventory	-	-	-	-
Production for own use	248	8	(230)	26
PRODUCTION	21,239	96	(299)	21,036
Energy purchases and change in gas reserves	(13,610)		(14)	(13,624)
Other purchases	(148)	(1)	132	(17)
Other external charges	(3,127)	(242)	(2,697)	(6,066)
VALUE ADDED	4,354	(147)	(2,878)	1,329
Taxes and duties net of subsidies received	(166)	(9)	118	(57)
Personnel costs	(1,384)	(75)	837	(622)
GROSS OPERATING INCOME/LOSS	2,804	(231)	(1,923)	650
Net additions to depreciation, amortization and impairment	(744)	(3)	683	(64)
Net additions to provisions	(422)	60	418	56
Other operating income and expenses	97	(49)	(129)	(81)
NET OPERATING INCOME/LOSS	1,735	(223)	(951)	561
(1) The creation of the Distribution subsidiary with effect from December 31, 2007, and the Storage and LNG Terminals subsidiaries with effect from January 1, 2008.

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C Additional information regarding the balance sheet and income statement

NOTE 1 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Changes in the gross value of these assets can be analyzed as follows:

In millions of euros	At Dec. 31, 2007	Impacts of the merger and of the new subsidiaries	Change in presentation	Increases	Decreases	At Dec. 31, 2008
Intangible assets (1)	151	315	162	601	(208)	1,021
Property, plant and equipment
Land	55	(10)	-	-	(2)	43
Dismantling assets	52	(50)	(2)	-	-	-
Buildings	539	(50)	-	21	(16)	494
Plant and equipment	3,416	(3,281)	2	7	(4)	140
Other	107	(3)	-	11	(18)	97
Construction in progress	-	-	31	23	(24)	30
	4,169	(3,394)	31	62	(64)	804
TOTAL CONSTRUCTION IN PROGRESS	454	(261)	(193)	-	-	-
ADVANCES AND DOWNPAYMENTS	35	(1)	-	-	(8)	26
	4,809	(3,341)	-	663	(280)	1,851
(1) Including a €285 million technical loss arising on the merger-takeover of Rivolam by SUEZ SA and the merger-takeover of SUEZ SA by Gaz de France SA.

Research and development costs recognized in expenses in 2008 totaled €57 million, versus €86 million in 2007.

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NOTE 2 DEPRECIATION, AMORTIZATION AND IMPAIRMENT OF INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Changes in this caption were as follows:

In millions of euros	At Dec. 31, 2007	Impacts of the merger and of the new subsidiaries	Additions taken through the income statement	Reversals taken through the income statement	Changes taken through the balance sheet	At Dec. 31, 2008
Intangible assets	88	17	50	(2)		153
Property, plant and equipment
Land	4	(2)				2
Dismantling assets	22	(22)
Buildings	322	(12)	32	(9)		333
Plant and equipment	1,583	(1,512)	5	(4)	1	73
Other	68	(1)	10	(17)		60
Assets in progress	5	-				5
	2,004	(1,549)	47	(30)	1	473
	2,092	(1,532)	97	(32)	1	626

Depreciation and amortization expenses can be broken down as follows:

In millions of euros	At Dec. 31, 2008	At Dec. 31, 2007
Straight-line method	96	233
Declining-balance method	1	15
Impairment	1	305
Amortization of residual balance of capitalized concession termination	-	56
	98	609

Movements in impairment during the period are detailed in Note 8.

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NOTE 3 FINANCE LEASES

If GDF SUEZ SA was the outright owner of property and other plant and equipment currently held under finance leases, these assets would be reported as follows:

In millions of euros	Gross value	Additions for the period	Net value	Depreciation
Property	158	5	75	83
Other plant and equipment	-	-	-	-
	158	5	75	83

Contractual commitments are as follows:

In millions of euros	Lease payments					Option exercise price
	Paid in 2008	Outstanding	Due in 1 year or less	Due in 1 to 5 years	Due in more than 5 years
Property	12	50	10	28	12	-
Other plant and equipment	-	-	-	-	-	-
	12	50	10	28	12	-

Virtually all property lease agreements provide for a purchase option exercisable at a symbolic price of one euro.

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NOTE 4 FINANCIAL FIXED ASSETS

Note 4 A Gross values

Changes in the gross value of these assets can be analyzed as follows:

In millions of euros	At Dec. 31, 2007	Impacts of the merger and of the new subsidiaries	Increases	Decreases	Other	At Dec. 31, 2008
Equity investments
Consolidated equity investments	17,165	34,955	6,760	90	(376)	58,415
Non-consolidated equity investments	14	209	2	47	411	589
Other investments			1			1
	17,179	35,164	6,763	137	35	59,004
Other financial fixed assets
Other long-term investments	261	(509)	1,722	11	(35)	1,428
Amounts receivable from equity investments	8,089	205	740	826	(41)	8,167
Loans	65	(1)	3	22	-	45
Other (2)	232	6	115	10	-	343
	8,647	(299)	2,580	869	(76)	9,983
	25,826	34,865	9,343	1,006	(41)	68,987

Within the scope of the merger between SUEZ SA and Gaz de France SA, SUEZ SA contributed equity investments for a total amount of €33,145 million. As consideration for contributions made in connection with the creation of new subsidiaries to manage its storage facilities and LNG terminals, GDF SUEZ SA received shares in Storengy and Elengy totaling €1,903 million and €114 million, respectively.

The year-on-year change in equity investments at December 31, 2008 reflects:

•

subscriptions to the capital increases carried out by Electrabel (€4 billion), Genfina (€1,650 million), GDF SUEZ Energy Services (€711 million) and Elengy (€326 million);

•

the sale of Gas Natural for €35 million;

•

the sale of shares in Aretina for €10 million and Aguas Cordobesas for €2 million;

•

the liquidation of SUEZ Finance LP with a gross value of €85 million.

Shares in SI Finance and SFAP (€373 million and €3 million, respectively) were reclassified in non-consolidated equity investments.

Other long-term investments include mainly treasury stock held with a view to being canceled (36,898,000 shares) for an amount of €1,415 million. No treasury shares were held at December 31, 2007.

Equity investments and amounts due from these investments are detailed in Note 27.

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Note 4 B Impairment

In millions of euros	At Dec. 31, 2007	Impacts of the merger and of the new subsidiaries	Additions	Reversals	Other	At Dec. 31, 2008
Consolidated equity investments	-	2,320	772	35	(227)	2,830
Non-consolidated equity investments	11	190	1	2	227	427
Amounts receivable from equity investments	-	240	22	1		261
Other	-	1	-	-		1
	11	2,751	795	38	-	3,519

Additions mainly concern impairment losses taken against Genfina shares for €739 million.

Reversals relate chiefly to reversals of impairment losses taken on SUEZ Finance LP for €24 million following its liquidation.

Impairment losses totaling €227 million recognized against SI Finance shares were reclassified under non-consolidated equity investments.

NOTE 5 INVENTORIES

In millions of euros	Gross value at Dec. 31, 2007	Impacts of the merger and of the new subsidiaries	Increases	Decreases	Gross value at Dec. 31, 2008
Gas reserves	1,446	(92)	2,618	1,861	2,111
Other	32	(21)	1	11	1
	1,478	(113)	2,619	1,872	2,112

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NOTE 6 MATURITY OF RECEIVABLES

In millions of euros	Gross amount at Dec. 31, 2008	Due
		End-2009	Between 2010 and 2013	2014 and beyond
Non-current assets
Amounts receivable from equity investments	8,167	1,499	1,450	5,218
Loans	45	5	16	24
Other financial fixed assets	343	13	214	116
Current assets
Trade and other receivables	6,612	6,612	-	-
Current accounts with subsidiaries	6,150	6,150	-	-
Other operating receivables	688	688	-	-
Other receivables	2,214	2,182	19	13
Advances and downpayments on orders	7	3	-	4
	24,226	17,152	1,699	5,375

NOTE 7 ACCRUALS

In millions of euros	At Dec. 31, 2007	Increases	Decreases	At Dec. 31, 2008
Loan redemption premiums	8	17	1	24
Deferred loan issuance costs	-	8	-	8
Financial instruments	-	118	-	118
	8	143	1	150

NOTE 8 IMPAIRMENT OF ASSETS EXCLUDING FINANCIAL FIXED ASSETS

In millions of euros	At Dec. 31, 2007	Impacts of the merger and of the new subsidiaries	Additions	Reversals	At Dec. 31, 2008
Intangible assets	1	(1)	-	-	-
Property, plant and equipment	7	-	-	-	7
Inventories	65	(54)	-	11	-
Receivables	108	2	155	47	218
Marketable securities	2	-	-	2	-
	183	(53)	155	60	225

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NOTE 9 SHAREHOLDERS’ EQUITY

Note 9 A Share capital – shares issued and outstanding

The merger of SUEZ SA into Gaz de France SA was approved by the Extraordinary Shareholders’ Meeting of July 16, 2008 based on a ratio of 21 Gaz de France shares for 22 SUEZ shares. No treasury shares held by SUEZ SA or SUEZ shares held by Gaz de France SA were exchanged. The effective date for the merger was July 22, 2008, when 1,207,660,692 new shares were issued, bringing the total number of shares issued and outstanding from 983,871,988 to 2,191,532,680.

Share capital is fully paid up. Each share carries a single voting right.

Share capital
Shares comprising the share capital at January 1	983,871,988
Shares issued during the period:
• shares created following the merger-takeover of SUEZ SA	1,207,660,692
• employee share subscriptions	2,111,140
TOTAL NUMBER OF SHARES COMPRISING THE SHARE CAPITAL	2,193,643,820

The Ordinary and Extraordinary Shareholders’ Meeting of Gaz de France SA held on May 23, 2007 authorized the Board of Directors, under its sixth resolution, to buy back Gaz de France shares representing up to 5% of the share capital. The maximum purchase price was set at €50 per share excluding transaction fees.

At its meeting of December 19, 2007, the Board of Directors of Gaz de France SA decided to implement a share buyback program with a view to canceling the Gaz de France shares repurchased. The program concerned a maximum of 24,500,000 shares or around 2.5% of the capital of Gaz de France, up to a limit of €1,225 million excluding transaction fees. The buyback program ran from January 2008 to November 23, 2008. At December 31, 2008, the Board of Directors had bought back the maximum amount of shares permitted, representing 24,500,000 shares for an amount of €983 million.

At its meeting of July 22, 2008, the Board of Directors of GDF SUEZ SA decided to buy back its own shares with a view to canceling the shares repurchased, for a maximum amount of €1 billion. At December 31, 2008, GDF SUEZ SA held 12,398,000 shares totaling €432 million.

At December 31, 2008, GDF SUEZ SA held 36,898,000 of its own shares, plus the shares it acquired in connection with bonus share awards (see Note 9 C) for a total amount of €1,415 million. At end-2008, the market value of these shares amounted to €1,303 million.

GDF SUEZ SA also holds 99,359 shares under several liquidity agreements for a value of €4 million.

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Note 9 B Change in shareholders’ equity

In millions of euros	Change in shareholders’ equity
Shareholders’ equity at December 31, 2007	24,136
Impacts of the merger-takeover of SUEZ SA
• share capital	1,208
• merger premium	27,436
• legal reserve	121
Employee share subscriptions	35
Dividends and interim dividends paid	(2,938)
Tax-driven provisions	(721)
Miscellaneous	(1)
Income	2,767
SHAREHOLDERS’ EQUITY AT DECEMBER 31, 2008	52,043

On November 27, 2008, GDF SUEZ SA paid an interim dividend of €0.80 per share, representing a total of €1,724 million.

In application of the authorizations granted by the Shareholders’ Meeting of July 16, 2008, on August 29, 2008 the Board of Directors of GDF SUEZ SA resolved:

•

to restore reserves and tax-driven provisions carried in the SUEZ SA balance sheet by deducting €1 million from the merger premium;

•

to allocate €121 million of the merger premium to the legal reserve;

•

to cancel the dividends received by SUEZ SA in the interim period against the merger premium for €39 million;

•

to charge against the merger premium all expenses, duties and taxes incurred or due in connection with the merger. A final amount totaling €237 million was charged against the merger premium in this respect.

These transactions reduced the merger premium to €27,436 million from its initial amount of €27,756 million.

Note 9 C Employee bonus share awards and stock option plans

In accordance with the decisions taken by the Shareholders’ Meeting of Gaz de France SA, in June 2007 and May 2008, the Board of Directors decided to allocate shares free of consideration to all Group employees, subject to a vesting period of two years. It was decided that a portion of the shares would be allocated based on performance conditions. These programs are known as the “Shares+2007 Plan” and “Shares+2008 Plan”, respectively.

Bonus shares awarded by SUEZ SA prior to the merger were transferred to GDF SUEZ SA.

At December 31, 2008, GDF SUEZ SA acquired 1,526,000 shares for a total amount of €51 million in connection with its “Shares+2007 Plan”. The market value of these shares at end-2008 was €54 million. No shares were acquired in connection with other share awards.

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NOTE 10 OTHER EQUITY

In millions of euros	At Dec. 31, 2008	At Dec. 31, 2007
Irredeemable and non-voting securities (titres participatifs)	480	480
Value of concession assets – Concession grantors’ rights	17	17
OTHER EQUITY	497	497

GDF SUEZ SA issued irredeemable and non-voting securities (titres participatifs) in 1985 and 1986 pursuant to Act No. 83.1 of January 1, 1983 and Act No. 85.695 of July 11, 1985.

Since August 1992, GDF SUEZ SA may choose to redeem these irredeemable and non-voting securities (titres participatifs) at any time, at a price equal to 130% of their nominal amount.

The irredeemable and non-voting securities (titres participatifs) accrue interest within an average bond yield range of between 85% and 130%. They include a fixed component equal to 63% of the average bond yield (TMO) and a variable component based on the year-on-year increase in value added reported by GDF SUEZ SA or the Group (Group share), whichever is higher.

A contract hedging the interest payable on these irredeemable and non-voting securities (titres participatifs) was set up in 2006 (see Note 21 A).

At December 31, 2008, €480 million of irredeemable and non-voting securities (titres participatifs) had not yet been redeemed, unchanged from December 31, 2007.

At end-2008, the corresponding financial expense amounted to €25 million.

NOTE 11 PROVISIONS

Note 11 A Tax-driven provisions and investment subsidies

In millions of euros	At Dec. 31, 2007	Impacts of the merger and of the new subsidiaries	Additions taken through the income statement	Reversals taken through the income statement	At Dec. 31, 2008
Accelerated depreciation and amortization	1,092	(907)	141	(33)	293
Provision for price increases	141	-	76	-	217
Provision for investments	-	1	2	-	3
TAX-DRIVEN PROVISIONS	1,233	(906)	219	(33)	513
INVESTMENT SUBSIDIES	1	(1)	-	-	-
TOTAL	1,234	(907)	219	(33)	513

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Note 11 B Provisions for contingencies and losses

In millions of euros	At Dec. 31, 2007	Impacts of the merger and of the new subsidiaries	Additions taken through the income statement	Additions taken through the balance sheet	Utilizations		Reversals (surplus provisions)	Unwinding of discounting adjustments	At Dec. 31, 2008
					Balance sheet	Income statement
Provisions for site rehabilitation (Note 11 B1)	164	(124)	21	-	-	13	-	-	48
Provisions relating to employees (Note 11 B2)	249	124	125	-	-	39	18	13	454
Provisions for taxes (Note 11 B3)	745	14	-	-	-	83	-	-	676
Provisions for tax consolidation (Note 11 B4)	2,320	-	160	-	-	131	220	-	2,129
Vendor warranties (Note 11 B5)	-	25	34	-	-	2	3	-	54
Risks arising on subsidiaries (Note 11 B6)	61	73	130	-	-	13	46	-	205
Other provisions for contingencies and losses (Note 11 B7)	177	-	906	12	-	57	-	(13)	1,025
PROVISIONS FOR CONTINGENCIES AND LOSSES	3,716	112	1,376	12	-	338	287	-	4,591

Note 11 B1 Provisions for site rehabilitation

At December 31, 2008, these provisions consisted of:

•

€3 million for plant and equipment versus €127 million at end-2007, following the transfer to Storengy and Elengy of €124 million in provisions for rehabilitation of storage sites and LNG terminals in use as part of the contribution of the storage and LNG terminals businesses to the new subsidiaries. In light of the above, this provision now concerns only the Corsican distribution network.

•

€45 million (end-2007: €37 million) for the rehabilitation of land on which gas production plants were located. An additional charge of €21 million was made to the provision in 2008 to reflect revised assessments of the work to be carried out. The provision was utilized in an amount of €12 million, reflecting rehabilitation work already completed.

Note 11 B2 Provisions relating to employees

Provisions for pensions and other employee benefit obligations

Pension obligations are covered by insurance funds and a provision of €159 million.

Provisions have been set aside for the full amount of (i) disability benefits and allowances for occupational accidents and illnesses of active employees at year-end, (ii) bonus leave, and (iii) long-service awards, totaling €68 million, €14 million and €7 million, respectively.

Within the scope of the merger, provisions for pensions and other employee benefit obligations recognized by SUEZ SA at December 31, 2007 were transferred to GDF SUEZ SA. These provisions are written back as and when the corresponding liabilities for which they have been set aside are extinguished. No further amounts will be set aside to these provisions in respect of rights newly vested by employees or the unwinding of discounting adjustments on provisions transferred within the scope of the merger. At December 31, 2008, the corresponding provisions totaled €43 million for pensions and €24 million for post-employment benefits.

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The full amount of end-of-career indemnities is covered by insurance funds.

Details of changes in these provisions are provided in Note 22.

Provision for employee bonus share awards and stock option plans

At December 31, 2008, provisions for employee bonus share awards and stock option plans amounted to €163 million (end-2007: €13 million). Following the merger-takeover of SUEZ SA, the latter contributed provisions for €64 million.

These provisions were set aside to cover the Gaz de France “shares+2007” and “shares+2008” plans, as well as the plans existing at SUEZ SA prior to the merger. An additional amount of €113 million was set aside to the provision in 2008 to cover the rights vested by employees. The provision was written back in an amount of €27 million following the expiry of one SUEZ SA plan in March 2008.

These provisions were recorded in “Other provisions for contingencies and losses” at December 31, 2007.

Other provisions

At December 31, 2008, GDF SUEZ SA recognized other provisions relating to employees for €18 million.

Note 11 B3 Provisions for taxes

Provisions for taxes totaled €676 million at December 31, 2008 and €745 million at December 31, 2007, and chiefly relate to the acquisition of the transmission network in 2002. The provisions will be written back over a period of 14 years; the amount written back in 2008 was €83 million.

Note 11 B4 Provisions for tax consolidation

GDF SUEZ SA has chosen to file consolidated tax returns. As a result, it sets aside a provision reflecting its obligation to transfer to subsidiaries any tax losses utilized.

At December 31, 2007, the capital gain on the disposal of the gas distribution activity had no impact on tax, since GrDF was part of the tax consolidation group. As from 2008 the subsidiary’s statutory financial statements show tax savings relating to the amortizable component of the capital gain arising on the disposal of the gas distribution business. This excess amortization is canceled out at the level of the tax consolidation group. In accordance with the tax consolidation agreements signed with its subsidiaries, GDF SUEZ SA recognized a provision for tax consolidation with respect to GrDF amounting to €2,158 million at December 31, 2007, calculated based on provisional estimates of the amortizable portion. These provisional estimates reflect the best estimates available to GDF SUEZ SA at year-end.

At December 31, 2008, GrDF reviewed and adopted a definitive breakdown of the intangible asset into its amortizable and non-amortizable components, leading to a reversal of €220 million from the provision which was no longer warranted.

At end-2008, an amount of €100 million was written back corresponding to the neutralization of the excess amortization on the amortizable component of the asset arising in 2008.

Provisions for tax consolidation amounted to €2,129 million at end-2008, including €1,837 million relating to the amortizable component of GrDF’s intangible asset.

Note 11 B5 Provisions for vendor warranties

At December 31, 2008, provisions for vendor warranties totaled €54 million. An additional amount of €34 million was set aside to the provisions during the year as a result of unfavorable decisions handed down against GDF SUEZ SA in 2008 in two former disputes arising on the sale of Indosuez to Crédit Agricole. As a result, the provision is now commensurate with the estimated risks.

Note 11 B6 Provisions for risks arising on subsidiaries

These provisions totaled €216 million at December 31, 2008. Within the scope of the merger, €64 million of these provisions were transferred by SUEZ SA relating to companies in which GDF SUEZ SA had a direct shareholding.

The main changes in the year are attributable to GDF SUEZ FINANCE, for which a provision of €127 million was recognized based on its negative net assets.

Note 11 B7 Other provisions for contingencies and losses

This item mainly includes provisions for contingencies arising on other third parties, and provisions for disputes. Movements in these provisions chiefly impact non-recurring items.

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NOTE 12 BORROWINGS AND DEBT

In millions of euros	At Dec. 31, 2008	At Dec. 31, 2007
Borrowings
Bonds	5,727	2,018
Other loans	6,717	201
Current accounts and loans with subsidiaries (1)	7,499	-
	19,943	2,219
Other borrowings and debt
Deposits received from customers	38	39
Current portion of interest due	122	91
Bank overdrafts	29	253
Miscellaneous borrowings	229	11
	418	394
	20,361	2,613
(1) At December 31, 2007, current accounts with Group subsidiaries were shown in other liabilities for an amount of €2,672 million.

The increase in borrowings in 2008 reflects:

•

issues of euro bonds for €2,600 million and foreign currency bonds for an equivalent value of €1,178 million (see Note 13 A);

•

issues of commercial paper (EUR and USD) for a total of €5,517 million;

•

drawdowns of €1 billion from a credit facility;

•

the reclassification of current accounts with subsidiaries previously recorded in other operating payables.

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NOTE 13 MATURITY OF BORROWINGS, DEBT AND PAYABLES

In millions of euros	At Dec. 31, 2008	Due
		End-2009	Between 2010 and 2013	2014 and beyond
Borrowings and debt	20,361	14,350	2,007	4,004
Bonds	5,727	29	1,694	4,004
Other loans	6,717	6,717	-	-
Current accounts and loans with subsidiaries	7,499	7,345	154
Other borrowings and debt	418	259	159	-
TRADE AND OTHER PAYABLES	5,252	5,252	-	-
Tax and employee-related liabilities	1,405	1,405	-	-
OTHER LIABILITIES	619	496	113	10
Advances from customers	118	118	-	-
Other	501	378	113	10
Advances and downpayments received on orders	10	10	-	-
	27,647	21,513	2,120	4,014

Note 13 A Breakdown of bond debt

	At Dec. 31, 2008	Issue date	Expiration date	Interest	Listing
Public issues
• in millions of euros	1,250	02/2003	02/2013	4.750%	Paris/Luxembourg
• in millions of euros	750	02/2003	02/2018	5.125%	Paris/Luxembourg
• in millions of euros	1,000	10/2008	01/2014	6.250%	Luxembourg
• in millions of euros	900	10/2008	01/2019	6.875%	Luxembourg
• in millions of euros	400	12/2008	01/2014	6.250%	Luxembourg
• in millions of euros	300	12/2008	01/2019	6.875%	Luxembourg
• in millions of pounds sterling	500	10/2008	10/2028	7.000%	Luxembourg
• in millions of Swiss francs	625	12/2008	12/2012	3.500%	Zurich
Private placements
• in millions of yen	3,000	03/2004	03/2009	0.658%	None
• in millions of yen	15,000	12/2008	12/2023	3.180%	None

A EUR/JPY cross currency swap against 3-month Euribor was taken out in respect of the €3,000 million private placement of bonds denominated in Japanese yen.

Bonds issued in 2008 fall within the scope of the EMTN program set up on October 7, 2008 for an aggregate amount of €10 billion. Currency and/or interest rate hedges have been taken out in respect of all of these issues.

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Note 13 B Other loans

At December 31, 2008, other loans were at fixed rates and denominated in euros (€5,747 million) and US dollars (equivalent value of €970 million). These loans fall due in less than one year.

Note 13 C Other borrowings and debt

Other borrowings and debt (deposits received from customers, bank overdrafts, bank facilities, etc.) are chiefly denominated in euros.

NOTE 14 ANALYSIS OF BORROWINGS AND DEBT BY CURRENCY AND INTEREST RATE

Note 14 A Analysis by interest rate

In millions of euros	After hedging		Before hedging
	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007
FLOATING RATE
Bonds	1,789	18	-	2,672
Other loans	3,932	-	1,001	394
Current accounts with subsidiaries	7,499	2,672	7,499	-
Other borrowings and debt	418	394	418	-
FIXED RATE
Bonds	3,938	2,000	5,727	2,018
Other loans	2,785	201	5,716	201
	20,361	5,285	20,361	5,285

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Note 14 B Analysis by currency

In millions of euros	After hedging		Before hedging
	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007
IN EUROS
Bonds	5,727	2,018	4,638	2,000
Other loans	6,717	201	5,747	201
Current accounts with subsidiaries	7,278	2,608	6,875	2,259
Other borrowings and debt	418	394	418	394
IN FOREIGN CURRENCY
Bonds	-	-	1,089	18
Other loans	-	-	970	-
Current accounts with subsidiaries	221	64	624	413
	20,361	5,285	20,361	5,285

NOTE 15 BREAKDOWN OF REVENUES

In millions of euros	Dec. 31, 2008	Dec. 31, 2007
Energy sales
• France	16,862	14,523
• International	6,661	5,260
Works, research and services provided	961	785
Revenues from non-core activities and other	725	423
TOTAL REVENUES	25,209	20,991

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NOTE 16 ADDITIONS TO DEPRECIATION, AMORTIZATION, IMPAIRMENT AND PROVISIONS (NET OF REVERSALS), AND EXPENSE TRANSFERS

Note 16 A Net additions to depreciation and amortization

In millions of euros	Dec. 31, 2008	Dec. 31, 2007
Depreciation of dismantling assets	-	13
Straight-line depreciation/amortization	96	220
Declining-balance depreciation/amortization	1	15
Concession termination amortization (1)	1	502
Reversals	-	(19)
NET ADDITIONS TO DEPRECIATION AND AMORTIZATION	98	731

(1)

In light of the creation of a subsidiary to manage the distribution network, the only depreciation/amortization charged against assets under concessions in 2008 relates to the distribution network in Corsica and mainland propane gas localities.

Note 16 B Net additions to impairment

Net additions to impairment amounted to €32 million in 2008 versus €13 million in 2007.

Note 16 C Net changes in provisions

In millions of euros	Dec. 31, 2008	Dec. 31, 2007
Provision for capital renewal and replacement liabilities regarding concession assets	1	434
Provision for site rehabilitation	9	(8)
Provisions relating to employees	(19)	(12)
Other contingency and loss provisions for operating items	(20)	8
NET CHANGES IN PROVISIONS	(29)	422

Note 16 D Expense transfers

In millions of euros	Dec. 31, 2008	Dec. 31, 2007
EXPENSE TRANSFERS	(167)	(156)

Expense transfers are included in other operating income. In 2007, expense transfers related mainly to the special depreciation/amortization of concession items taken to assets (€121 million).

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NOTE 17 FINANCIAL INCOME AND EXPENSE

In millions of euros	Dec. 31, 2008			Dec. 31, 2007
	Expenses	Income	Net	Net
Other interest income and expenses	(409)	145	(264)	(29)
Interest on current accounts and amounts receivable from equity investments	(120)	537	417	145
Foreign exchange gains/(losses)	(514)	496	(18)	13
Dividends received	-	1,859	1,859	1,045
Unwinding of discount on provisions for site rehabilitation	-	-	-	(57)
Movements in provisions for financial items	(72)	17	(55)	24
TOTAL	(1,115)	3,054	1,939	1,141

NOTE 18 NON-RECURRING ITEMS

In millions of euros	Dec. 31, 2008			Dec. 31, 2007
	Expenses	Income	Net	Net
Disposals of property, plant and equipment and intangible assets	(2,128)	2,140	12	15
Disposals of financial fixed assets	(175)	1,189	1,014	2
Provision for price increases	(76)	-	(76)	114
Accelerated depreciation and amortization	(141)	940	799	(86)
Movements in provisions for financial items	(925)	59	(866)	-
Other	(1,084)	96	(988)	11,503
TOTAL	(4,529)	4,424	(105)	11,548

The net balance of non-recurring items for 2008 was an expense of €105 million, chiefly reflecting:

•

additional price consideration paid by SUEZ-Tractebel to Electrabel in an amount of €976 million following the disposal by SUEZ SA in 2007;

•

the reversal of tax-driven provisions for €905 million which were no loner warranted after the associated assets had been transferred to Elengy and Storengy;

•

the cost of reorganizing sites in the Greater Paris region as a result of the merger for €126 million;

•

various additions to provisions, mainly regarding the securities portfolio (€739 million for Genfina shares due to the fall in the Gas Natural share price, and a €127 million contingency provision for GDF SUEZ Finance SA).

In 2007, Gaz de France SA reported non-recurring income which included the disposal gain on the contribution of its distribution network activities to a new subsidiary for €11,433 million.

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NOTE 19 TAX POSITION

1. Impacts of the merger

The tax consolidation group headed by SUEZ was dissolved following the merger. Some of the companies in this group subsequently joined the tax consolidation group headed by Gaz de France SA, renamed GDF SUEZ SA with retroactive effect from January 1, 2008.

Tax losses existing in the former SUEZ tax consolidation group were transferred following approval of the tax authorities to GDF SUEZ SA and SUEZ Environnement Company SA.

2. Tax consolidation regime

The current option to file consolidated tax returns initially subscribed by Gaz de France SA was automatically renewed on January 1, 2008 for a period of five years. This option also applies to former SUEZ entities joining the new tax consolidation group.

3. Income tax

The income tax rate in 2008 was 34.43% and includes the 3.3% contribution introduced in 2000.

In millions of euros	2008	2007
Income tax due by GDF SUEZ SA for the period (excluding tax consolidation group) (1)	0	4,683
Income tax relating to subsidiaries within the tax consolidation group (2)	(345)	(3,999)
Net change in provisions for income tax (3)	(275)	2,127
Other	3	2
Corporate income tax
Income tax expense		2,813
Tax benefit	(617)

(1)

Taxable earnings of the parent company GDF SUEZ SA in 2008 include a tax loss relating to the impacts of deneutralizing the former SUEZ tax group, which are recognized against the taxable earnings of GDF SUEZ SA.

(2)

The savings resulting from tax consolidation amounted to €336 million and are attributable to the difference between:

- €60 million in tax due by GDF SUEZ SA in respect of the tax group; and

- the €405 million contribution to Group tax due to GDF SUEZ SA by subsidiaries reporting a profit.A portion of these contributions was recognized against the tax losses transferred by the former SUEZ tax group, thereby reducing the Group’s income tax expense.

(3)

Net reversals from provisions for taxes in 2008 reflect mainly:

- €130 million set aside to provisions in respect of income tax savings arising on tax losses transferred by subsidiaries in the tax consolidation group;

- €321 million in reversals from the provision reflecting taxation of the amortizable component of the capital gain arising on the disposal of gas distribution activities in 2007, of which €101 million relates to the excess amortization charged in 2008 and €220 million to the definitive adoption by GrDF in 2008 of the amortizable/non-amortizable breakdown of the intangible asset giving rise to the capital gain;

- €83 million in reversals from the provision set aside to cover the tax impact of recognizing the capital gain on the purchase of the transmission network in 2002 over a period of 14 years.

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4. Deferred tax

Future tax liabilities as shown in the table below result from temporary differences between the treatment of income and expenses for tax and accounting purposes.

The future tax rate applied takes into account the special 3.3% tax surcharge provided for by Article 235 ter ZC of the French Tax Code, less a deduction of €763,000.

In millions of euros	2008	2007
Deferred tax liabilities
unrecognized deductible expenses	243	-
untaxed income recognized	326	353
Deferred tax assets
temporary non-deductible expenses recognized	678	309
unrecognized taxable income	351	41
Net deferred tax (assets)
tax base	460	(3)
AMOUNT	158	(1)

5. Tax audit

In their tax deficiency notice dated December 22, 2008, the French tax authorities questioned the tax treatment of the sale of a tax receivable in 2005 for an amount of €995 million. The Company intends to contest the tax authorities’ position, which it considers unfounded, and has therefore not set aside a provision for the financial consequences of the dispute.

NOTE 20 MARKETABLE SECURITIES

Marketable securities are shown in the balance sheet for a gross value of €595 million. The market value of these securities at December 31, 2008 was €605 million. GDF SUEZ shares acquired for subsequent delivery to employees are also included in this caption.

NOTE 21 OFF-BALANCE SHEET COMMITMENTS (EXCLUDING EMPLOYEE BENEFIT OBLIGATIONS)

Note 21 A Financial commitments

The GDF SUEZ Group’s Finance Division is responsible for managing all financial risks (interest rate, currency, liquidity and credit risks).

Liquidity risk

The Group’s financing policy is based on the following principles:

•

centralizing external financing;

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•

diversifying sources of financing between credit institutions and capital markets;

•

achieving a balanced debt repayment profile.

The GDF SUEZ Group centralizes the cash surpluses and requirements of the entities it controls, as well as most of their external financing requirements. Since the merger date, GDF SUEZ SA has no longer been responsible for the Group’s cash pooling arrangements. Short-term cash requirements and cash surpluses for Europe are managed by dedicated financial vehicles in Paris and in Luxembourg (GDF SUEZ Finance SA, Tractebel Cash Management Services, Electrabel Finance & Treasury Management). These vehicles centralize virtually all of the cash requirements and surpluses of the companies controlled by the Group. The Group seeks to diversify its long-term sources of financing by carrying out public or private bond issues within the scope of its Euro Medium Term Notes program. It also issues commercial paper in France and Belgium, as well as in the United States.

Since the merger, long-term capital markets have been accessed chiefly by the parent company GDF SUEZ SA in connection with the Group’s new bond issues, and by GDF SUEZ SA and Electrabel in connection with commercial paper. As commercial paper is relatively inexpensive and highly liquid, it is used by the Group in a cyclical or structural fashion to finance its short-term cash requirements. However, the full amount of commercial paper outstanding is backed by confirmed bank lines of credit so that the Group can continue to finance its activities in the event that access to this financing source were to dry up.

The Group’s liquidity is based on maintaining cash and cash equivalents and access to confirmed credit facilities. GDF SUEZ SA can therefore access facilities readily convertible into cash, enabling it to meet its cash requirements in the ordinary course of business or to serve as a bridge to finance external growth operations:

•

GDF SUEZ SA has a €3,000 million syndicated line of credit maturing in February 2012, from which it drew down an amount of €1,000 million on October 10, 2008, repayable on April 14, 2009;

•

GDF SUEZ SA also has access to short-term debt markets through the following issues under its commercial paper programs: US commercial paper for USD 3,000 million (of which USD 1,350 million had been drawn down at December 31, 2008), and euro commercial paper (billets de trésorerie) for €5,000 million (€4,747 million drawn down at December 31, 2008);

•

to optimize liquidity management at the level of the Group, the Finance Division of GDF SUEZ has set up a cash pooling arrangement with the Group’s main subsidiaries, which has been managed by GDF SUEZ Finance SA since the merger. GDF SUEZ SA continues to act as intermediary between GDF SUEZ Finance SA and the subsidiaries of the former Gaz de France group. This explains the amounts reported in assets and liabilities in respect of current accounts with subsidiaries for €6,150 million and €7,499 million, respectively, at December 31, 2008.

None of these facilities contains a default clause linked to covenants or minimum credit ratings.

Following the onset of the US subprime crisis in summer 2007, virtually all cash surpluses were invested in term deposits with banks and standard money market funds. The interbank liquidity crunch in fourth-quarter 2008 and the ensuing rise in counterparty risk led the Group to immediately adjust its investment policy in order to maximize liquidity. At December 31, 2008, substantially all of the cash pooled was invested in overnight bank deposits and standard money market funds with daily liquidity. These instruments are monitored on a daily basis and are subject to rules-based management.

Unpooled cash surpluses are invested in instruments selected on a case-by-case basis in light of local financial market imperatives and the financial strength of the counterparties concerned.

Counterparty risk

GDF SUEZ SA is exposed to counterparty risk arising on its operating and financing activities.

To manage counterparty risk arising on operating activities, the Group has put in place monitoring procedures adapted to the characteristics of the counterparties concerned (private corporations, individuals, public authorities). Customers representing a significant counterparty for the Group are covered by procedures applicable to the financial activities described below, thereby providing broad-ranging oversight of the corresponding counterparty risk. For its financing activities, GDF SUEZ SA has put in place procedures for managing and monitoring counterparty risk based on (i) the accreditation of counterparties according to external credit ratings and their financial positions, and (ii) the definition of risk exposure limits. To reduce its risk exposure, GDF SUEZ SA may also use contractual instruments such as standardized netting agreements or margin calls with its counterparties.

Interest rate risk

Based on its net debt position, GDF SUEZ SA has adopted a policy for optimizing borrowing costs using a combination of financial instruments (interest swaps and options) according to market conditions.

GDF SUEZ SA takes care to ensure that the difference between its floating-rate debt and its cash surpluses invested at a floating rate has a low degree of exposure to adverse changes in short-term interest rates.

In order to manage the interest rate structure for its net debt, the Group uses hedging instruments, primarily rate swaps and options. Positions are managed centrally and are reviewed each quarter or whenever any new financing is raised. Management must approve in advance any transaction that causes the interest rate mix to change significantly.

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In millions of euros	Notional amount at Dec. 31, 2008					Fair value	Notional amount at Dec. 31, 2007
	Due in 1 year or less	Due in 1 to 5 years	Due in 6 to 10 years	Due after 10 years	Total
Cap on floating-for-fixed interest rate swap	-	-	-	-	-	-	80
INTEREST RATE SWAPS
Fixed-rate borrower/floating-rate lender	-	-	-	863	863	(27)	930
Floating-rate borrower/fixed-rate lender	2,931	-	400	1,057	4,388	53	376
SALE OF SWAPTION
Fixed-rate borrower/floating-rate lender	638	-	-	-	638	36	-
TOTAL EUR	3,569	-	400	1,920	5,889	(10)	1,386
CURRENCY SWAPS
Fixed-rate borrower/fixed-rate lender	-	-	-	638	638	(114)	-
TOTAL GBP	-	-	-	638	638	(114)	-
Floating-rate borrower/fixed-rate lender	-	-	-	129	129	(13)	-
Floating-rate borrower/fixed-rate lender	23	-	-	-	23	(2)	-
TOTAL JPY	23	-		129	152	(15)	-
Floating-rate borrower/fixed-rate lender	-	406	-	-	406	16	-
TOTAL CHF	-	406	-	-	406	16	-
TOTAL FOREIGN CURRENCY INSTRUMENTS	23	406	-	767	1,196
	3,592	406	400	2,687	7,085	(123)	1,386

Interest rate hedges entered into in previous years which remained in force at December 31, 2008 are detailed below.

•

on January 23, 2006, GDF SUEZ SA entered into an interest rate swap with a financial institution hedging the interest rate on its class A irredeemable and non-voting securities (titres participatifs). The swap is for a notional amount of €480 million, maturing on October 15, 2035, and comprises two successive periods:

-

up to October 15, 2015, a rate of 130% is applied to the notional amount indicated above,

-

thereafter, a rate of 100% is applied through to maturity.

GDF SUEZ SA receives floating-rate interest equal to the average 10-year yield on a constant maturity swap (CMS) in euros, and pays an all-in fixed rate of 4.3285%.

The 10-year yield on the constant maturity swap is strongly correlated with the benchmark average bond yield (TMO) used to calculate the interest payable on the irredeemable and non-voting securities (titres participatifs), while offering better liquidity and stability over the term of the hedge;

•

to protect itself against interest rate risk on an electricity production investment project, GDF SUEZ SA set up two fixed-for-floating rate swaps maturing on December 30, 2020 for a total notional amount of €250 million;

GDF SUEZ SA carried out a number of additional operations during the period to optimize its borrowing costs, which remained in force at December 31, 2008:

•

GDF SUEZ SA subscribed for short-term swaps (maturing in less than six months) to hedge the interest rate risk on its short-term cash management transactions (essentially commercial paper issues). These floating-rate borrower (Eonia)/fixed-rate lender swaps had a total notional amount of €2.9 billion at year-end;

•

GDF SUEZ SA issued bonds for a nominal amount of £500 million maturing in 2028. To optimize the cost of its debt and protect against currency risk on these bonds, GDF SUEZ SA entered into:

-

two swaps converting pounds sterling into euros, enabling the initial debt of £500 million paying 7% fixed interest to be swapped for debt of €638 million paying an average fixed interest rate of 6.712%,

-

two transactions affecting the cost of debt,

-

a swap for a notional amount of €318 million, converting debt at a fixed-rate of 6.7% into floating-rate debt based on 6-month Euribor + 2.65%,

-

a swap for a notional amount of €319 million, converting debt at a fixed-rate of 4% into floating-rate debt based on 6-month Euribor,

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-

two debt optimization transactions involving the sale of two swaptions for a total notional amount of €638 million. If the option was exercised, GDF SUEZ SA would borrow at a fixed rate of 4% and lend at a floating rate based on 6-month Euribor;

•

GDF SUEZ SA issued bonds for a nominal amount of CHF 625 million maturing in 2012. Five currency swaps convert the full amount of the fixed-rate CHF debt into floating-rate debt denominated in euros:

-

four currency swaps paying 6-month Euribor + 1.7% and receiving a fixed-rate of 3.51% for a total notional amount of €113 million,

-

a currency swap paying 6-month Euribor +1.95% and receiving a fixed-rate of 3.51% for a total notional amount of €293 million.

•

GDF SUEZ SA issued bonds for a nominal amount of JPY 15 billion maturing in 2023. A currency swap was taken out in respect of these bonds to convert the full amount of the fixed-rate JPY debt into floating-rate debt denominated in euros. GDF SUEZ SA pays 3-month Euribor + 2.05% and receives a fixed-rate of 3.18% for a total notional amount of €129 million;

•

GDF SUEZ SA issued fixed-rate bonds for a nominal amount of €400 million maturing in 2014, swapped for a floating-rate based on 6-month Euribor + 1.73%;

•

GDF SUEZ SA issued fixed-rate bonds for a nominal amount of €300 million maturing in 2019, swapped for a floating-rate based on 6-month Euribor +2.17%.

Currency risk

GDF SUEZ SA is exposed to currency risk chiefly on commercial transactions involving the purchase and sale of gas, since several gas purchase and sale contracts are indexed to the price of oil derivatives, mostly listed in US dollars.

The exposure to currency risk on these transactions is managed and monitored as follows:

•

pass-through mechanisms are applied in determining (i) sale prices for eligible customers and (ii) regulated rates;

•

the margin on fixed-price sale contracts or contracts indexed by financial swaps is hedged.

There is a time lag between the impact of fluctuations in the US dollar on procurement costs and their repercussion onto sales prices, reflecting mainly the effect of rolling averages and the inventory stocking/disposal cycle.

To manage its exposure to fluctuations in exchange rates, GDF SUEZ SA uses forward currency purchase or sale contracts to hedge its gas purchases and its financing activities.

At December 31, 2008, commitments under these contracts were as follows:

Forward contractsIn millions of euros	Fixed portion of commitments at Dec. 31, 2008			Fair value at Dec. 31, 2008	Exchange rate fluctuations at Dec. 31, 2008	Fixed portion of commitments at Dec. 31, 2007
	Maturity
	2009	2010	2011 and beyond
LONG POSITIONS
GBP	402	-	638	1,032	(8)	350
USD	1,360	3	6	1,296	(73)	392
JPY	23	-	128	151	-	23
NOK	63	-	-	64	1	-
EUR	1	7	-	7	(1)	-
CHF	-	-	406	404	(2)	-
HUF	-	-	-	-	-	9
SHORT POSITIONS
GBP	3	-	-	3	-	31
USD	301	3	3	291	16	180
NOK	981	-	-	904	77	582
HUF	-	-	-	-	-	45
EUR	1	7	-	7	1	-
CAD	63	-	-	58	5	-
TRY	181	-	-	181	-	-

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To limit the impact of translation risk on certain amounts receivable from equity investments and on future foreign currency purchases, and to hedge the net asset risk arising on consolidation, GDF SUEZ SA has taken new positions or reinforced existing positions in forward currency transactions that allow it to cancel out or minimize translation adjustments on deposits and loans or other future operations.

Other financial commitments given

In millions of euros	Total at Dec. 31, 2008	Maturity
		End-2009	Between 2010 and 2013	2014 and beyond
MARKET COMMITMENTS
Performance and other guarantees	1,111	32	75	1,004
Performance and other guarantees given on behalf of subsidiaries	425	87	129	209
FINANCING COMMITMENTS
Personal sureties given	5,814	2,997	2,171	646
Guarantees and endorsements given to subsidiaries	1,344	64	34	1,246
Collateral given
Credit lines in euros	900	215	156	529
OTHER COMMITMENTS GIVEN
Contractual guarantees for sales of businesses	2,450		1,607	843
Operating lease commitments	1,099	135	500	464
Finance lease commitments	50	10	28	12
Commitments relating to LNG terminals	562	47	515
	13,755	3,587	5,215	4,953

Personal sureties relate mainly to:

•

debt issued and commitments given by GIE GDF SUEZ Alliance to members of the GIE, excluding GDF SUEZ SA. GDF SUEZ SA has stood surety for each member in the event they receive a call for funds above and beyond their share in the GIE.

Each member’s responsibility for the payment of its share is recorded in commitments received. GDF SUEZ SA also guarantees contracts hedging changes in interest rates and exchange rates set up by GIE SUEZ Alliance. At December 31, 2008, these contracts had a positive market value;

•

the balance relates to payment guarantees granted to counterparties of GDF SUEZ SA.

Guarantees and endorsements to subsidiaries correspond to payment guarantees granted by GDF SUEZ SA to third parties on behalf of its subsidiaries.

Commitments given with regard to credit lines relate mainly to credit lines granted to GDF SUEZ SA subsidiaries for €798 million.

Contractual guarantees for sales of businesses relate mainly to commitments given on the disposals of Northumbrian, Nalco and SUEZ-Tractebel:

•

for Northumbrian, GDF SUEZ SA is second-ranking guarantor in the event of default by the sellers and SUEZ Environnement, counter-guarantor;

•

for Nalco, GDF SUEZ SA is counter-guarantor in the event of default by the sellers, Léo Holding and Nalco International SAS;

•

for SUEZ-Tractebel, the transaction is accompanied by a seller’s warranty for a maximum amount of €1,500 million, expiring in March 2013 at the latest.

Operating lease commitments relate to the present value of rent payments outstanding through to maturity of the property leases within the scope of GDF SUEZ SA’s operations. As certain property rental expenses are rebilled to Group subsidiaries, the corresponding commitments are shown in commitments received.

Finance lease commitments are detailed in Note 3.

Commitments relating to LNG tankers concern freight contracts.

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Other commitments have been given in respect of performance and completion guarantees:

•

to Naperville Property Trust (acting on behalf of NCC Solar Company), banks and investors. These guarantees cover all payment obligations, notably for outstanding rent (€152 million) under the lease agreement for the premises occupied by Nalco, an entity based in Naperville which was sold in 2003 and whose head office is still in Naperville. The lease was taken over by Léo Holding following the sale of Nalco. GDF SUEZ SA received an equivalent counter-guarantee from Ondeo Nalco, which remains liable to the Group and the lessor for all obligations under the lease;

•

to the Hong Kong authorities, in respect of contracts awarded to Sita (now SUEZ Environnement), which counter-guaranteed GDF SUEZ SA for the same amounts. These contracts relate to:

-

the operation of the Nent landfill in partnership with Newworld and Guandong groups,

-

the operation of various landfill sites, including Went, NWNT and Piller Point, in partnership with Swire Pacific Ltd (with the two groups splitting ultimate liability 50/50);

•

to Surrey County Council for a BOT contract awarded to SUEZ Environnement, which stood as guarantor for GDF SUEZ SA under the contract;

•

to two Scottish companies, Ayr Environmental Services and Caledonian Environmental Services, for contracts for the construction of wastewater purification and sludge treatment plants awarded to the Degrémont SA/AMEC Capital Projects Ltd group of construction companies;

•

to the Lord Mayor, Aldermen and Burgesses of Cork, in respect of a contract for the construction and operation of the Cork city wastewater purification plant awarded to a consortium comprising two SUEZ subsidiaries, Vinci subsidiary Dumez GTM, PJ Hegarty & Sons and Electrical & Pump Services. Each consortium member and Vinci agreed to counter-guarantee GDF SUEZ SA;

•

to the Halifax Regional Municipality in respect of a contract for the construction of Halifax, Dartmouth and Herring Cove water treatment plants awarded to D & D Water Solutions Inc, a 50/50 joint venture owned by Degrémont Limitée (a subsidiary of Degrémont) and Dexter (a subsidiary of Municipal Enterprises Limited). GDF SUEZ SA is acting as second-ranking guarantor and Degrémont as first-ranking guarantor for its share of the contract.

In 2008, SUEZ Environnement undertook to counter-guarantee all of the guarantees given by GDF SUEZ SA (formerly SUEZ SA) for the Environment business that it had not yet counter-guaranteed:

•

in connection with the Neptune project for the construction and operation of an offshore LNG regasification terminal off the coast of Boston, GDF SUEZ SA granted two unlimited guarantees regarding:

-

the fulfillment by Neptune LNG LLC (a special purpose entity created by SUEZ Energy International) of its obligations under the Oil Pollution Act of 1990,

-

in connection with Neptune LNG LLC’s obligations under its Deepwater Port License. This was given to the US Department of Transportation-Maritime Administration to guarantee the operating company’s compliance with the terms and conditions of the license and the applicable statutory framework;

•

as part of the spin-off of water and wastewater activities in 2000, a performance guarantee was granted by GDF SUEZ SA in the context of its transfer of local public service franchise contracts to Lyonnaise des Eaux France. There are some 747 such contracts;

•

GDF SUEZ SA has also undertaken to:

-

guarantee the consequences of any proceedings initiated against SUEZ-Tractebel subsidiary Ineo in connection with the fire at Crédit Lyonnais’ head office,

-

indemnify GE Capital UIS for a period of ten years starting December 2002, for all legal and/or financial consequences resulting from a third party disputing its title to the premises at 16 rue de la Ville l’Evêque, Paris, France (which it acquired after taking over the leasing contract held by the subsidiary SSIMI), on condition that it exercises the call option granted by the lessor.

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Other financial commitments received

In millions of euros	Total at Dec. 31, 2008	Maturity
		End-2009	Between 2010 and 2013	2014 and beyond
MARKET COMMITMENTS
Performance and other guarantees	1,111	32	75	1,004
Performance and other guarantees given on behalf of subsidiaries	425	87	129	209
FINANCING COMMITMENTS
Personal sureties given	5,814	2,997	2,171	646
Guarantees and endorsements given to subsidiaries	1,344	64	34	1,246
Collateral given
Credit lines in euros	900	215	156	529
OTHER COMMITMENTS GIVEN
Contractual guarantees for sales of businesses	2,450		1,607	843
Operating lease commitments	1,099	135	500	464
Finance lease commitments	50	10	28	12
Commitments relating to LNG terminals	562	47	515
	13,755	3,587	5,215	4,953

Since August 2002, GDF SUEZ SA has had access to a revolving line of credit for €2 billion. This amount was increased to €3 billion as from February 2005, maturing in 2012. The lending banks are able to opt out of the syndicate on an individual basis in the event of a change in the Company’s controlling shareholder. At December 31, 2008, an amount of €1 billion had been drawn down from the facility, and subsequently reimbursed on January 21, 2009.

GDF SUEZ SA grants credit facilities to its subsidiaries GDF SUEZ E&P Norge AS, Spem, Elengy and GDF SUEZ Energy UK Ltd. The undrawn amount of these facilities at December 31, 2008 amounted to €696 million.

Counter-guarantees given on personal sureties concern guarantees received from members of GIE GDF SUEZ Alliance.

Securities commitments

GDF SUEZ SA had no commitments regarding securities at December 31, 2008.

Note 21 B Modity-related commitments

Natural gas and electricity commitments

Gas supplies in Europe are based primarily on long-term “take-or-pay” contracts. These long-term commitments make it possible to finance costly production and transmission infrastructures. Under these contracts, the seller makes a long-term commitment to serve the buyer, subject to a commitment by the latter to buy minimum quantities regardless of whether or not it takes delivery of them. These commitments are combined with backup measures (force majeure) and flexible volume arrangements, making it possible to manage any uncertainties (primarily weather conditions) affecting demand as well as any technical contingencies that may arise.

These types of contracts can run up to 25 years and are used by GDF SUEZ SA to meet the demands of its customers for natural gas in the medium and long term.

The contracts provide for reciprocal commitments regarding specified quantities of gas:

•

a commitment by GDF SUEZ SA to purchase quantities of gas above a minimum threshold;

•

a commitment by suppliers to provide these quantities at competitive prices.

The appeal of these contracts is provided by indexed price formulas and price adjustment mechanisms. GDF SUEZ SA makes the bulk of its purchases under such contracts.

At December 31, 2008, GDF SUEZ SA had commitments to purchase a minimum of 524 TWh the first year, 2,203 TWh between two and five years and 6,179 TWh after five years.

GDF SUEZ SA also entered into forward purchases and sales of natural gas, primarily at maturities of less than one year, as part of its trading activities: these consist of purchases and sales on short-term markets and offers featuring engineered prices for industrial customers.

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At December 31, 2008, commitments given by GDF SUEZ SA totaled 69 TWh under forward purchase contracts and 57 TWh under forward sale contracts.

To meet its commitments to take delivery of specified volumes, GDF SUEZ SA has entered into long-term contracts to reserve land and sea transmission capacities.

As part of its trading activities, GDF SUEZ SA has also entered into forward purchases and sales of electricity and electricity options. At December 31, 2008, commitments given by GDF SUEZ SA totaled 37 TWh under forward purchase contracts and 23 TWh under forward sale contracts.

Commodity derivatives

Commodity derivatives (natural gas, oil and electricity) consist mainly of swaps, futures and options set up to manage price risk within the scope of trading activities of GDF SUEZ SA. These instruments are traded with third parties by the Company’s specialized subsidiary, Gaselys.

These derivatives are contracted to manage risks arising on:

•

price engineering transactions designed to meet the growing demand among customers for tight controls on gas and electricity price risk. These products are primarily intended to guarantee a commercial margin regardless of trends in the commodity indexes included in the prices offered to customers, even when they differ from the commodity indexes to which GDF SUEZ SA purchases are pegged. Options (calls and puts) are set up to guarantee maximum and minimum prices;

•

measures taken to optimize procurement costs. Energy procurement costs, assets used in electricity production and reservations of available transport and storage capacity not required to supply customers are systematically valued on the market.

The exposure to commodity price risk on these commercial transactions is managed and monitored as follows:

•

pass-through mechanisms are applied in determining (i) sale prices for eligible customers and (ii) regulated rates;

•

the margin on fixed-price sale contracts or contracts indexed by financial swaps is hedged.

There is a time lag between the impact of fluctuations in the US dollar and their repercussion onto sales prices, reflecting mainly the effect of rolling averages and the inventory stocking/disposal cycle.

	Notional amount at Dec. 31, 2008				Fair value at Dec. 31, 2008	Notional amount at Dec. 31, 2007
	In GWh by maturity			In millions of euros
	x < 1 year	1 year < x < 2 years	x > 2 years		In millions of euros	In GWh
SWAPS (LONG POSITIONS)
Natural gas	14,845	4,690	2,139	595	(188)	9,834
Oil-based products	284,592	113,885	25,663	11,906	(3,503)	312,776
SWAPS (SHORT POSITIONS)
Natural gas	34,159	8,617	1,029	1,284	420	12,354
Oil-based products	170,435	70,199	18,248	7,447	2,338	234,763
Electricity	835			7	6	1,210
OPTIONS (LONG POSITIONS)
Natural gas	2,113	75		8	2	33,218
Oil-based products	2,078	145	64	70	10	14,718
Electricity	59			3	3	-
OPTIONS (SHORT POSITIONS)
Natural gas	144	75		1	1	2,795
Oil-based products	661	64	5	14	(7)	2,371
Electricity			390	14	(3)	324

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Note 21 C Greenhouse gas emission rights

Following the creation of subsidiaries to manage its storage and LNG terminals activities, GDF SUEZ SA no longer has any obligations as regards greenhouse gas emission rights, since these were transferred to the subsidiaries in question.

Note 21 D Energy savings certificates

Planning Act No. 2005-781 of July 13, 2005 laying down the key areas of French energy policy introduced energy savings certificates as from July 1, 2006. This system requires suppliers of energy to meet certain energy savings targets imposed by public authorities over a given period. Energy suppliers are free to decide the way in which they discharge these obligations.

For the period from July 1, 2006 to June 30, 2009, GDF SUEZ SA is required to achieve energy savings of 13,424,901,016 KWh cumac(*), including 4,484,308,531 KWh for 2007/2008 and 4,452,139,344 KWh for 2008/2009.

GDF SUEZ SA has already been awarded energy savings certificates for 3,631,276,239 KWh cumac, and two projects are currently being examined by the DRIRE (French industrial, environmental and planning authorities) for a total of 8,355,693,707 KWh cumac. Measures planned by GDF SUEZ SA in respect of its commercial offerings and its partnerships with fitters, constructors and local authorities should enable it to meet its targets.

Note 21 E Insurance of eligible risks

GDF SUEZ SA systematically transfers all material risks based on an identification of risks eligible for insurance – particularly relating to company assets and damages caused to third parties. Insurance policies offer extensive coverage in order to limit the financial impact of any claims on the Group’s accounts.

To ensure a consistent approach, insurance policies are managed at Group level. As a result, new projects developed by subsidiaries can be incorporated within existing policies to enable the parent company to fully assume its role for its majority-owned subsidiaries.

Note 21 F Legal and arbitration proceedings

Competition and industry concentration

On May 22, 2008 the European Commission announced its decision to open formal proceedings against Gaz de France for a suspected breach of EC rules on abuse of dominant position and restrictive business practices. As the Commission makes clear in its press release, “the initiation of proceedings does not imply that the Commission has proof of an infringement”, it only signifies that the Commission will conduct an in-depth investigation of the case. The investigation relates in particular, to a combination of long-term reservation of transport capacity and a network of import agreements, as well as potential underinvestment in transport and import infrastructure capacity. On June 11, 2008, Gaz de France received a statement of objections from the Commission in which it voices its suspicions of collusion with E.ON resulting in the restriction of competition on their respective markets regarding, in particular, natural gas supplies transported via the Megal pipeline. GDF SUEZ filed observations in reply on September 8, 2008. A hearing took place on October 14, 2008 following which the decision of the European Commission is still pending. GDF SUEZ will continue to provide the European Commission with its full cooperation in the course of the proceedings and shall assert its rights in full.

Argentina

SUEZ and certain other shareholders of water distribution and treatment concession operators in the greater Buenos Aires area (Aguas Argentinas in Buenos Aires, Aguas Provinciales de Santa Fe in Rosario and Aguas Cordobesas in Cordoba) launched arbitration proceedings against the Argentine government in 2003 before the ICSID pursuant to the Franco-Argentine Bilateral Investment Treaties. The aim of these proceedings is to obtain compensation for the loss of value of investments made since the start of the concession, due to measures taken by the Argentine government following the adoption of the Emergency Act in 2002, which froze tariffs under concession contracts.

The arbitration proceedings are still underway, except those relating to Aguas Cordobesas. SUEZ sold its controlling interest in Aguas Cordobesas to the private Argentine group Roggio in 2006 and its residual 5% interest to SUEZ Environnement upon the listing of the latter. The arbitral awards should be rendered in 2009.

Alongside the arbitration proceedings, the concession operators have instituted proceedings before the Argentine courts against the decisions by the authorities to terminate the concession contracts which led to the bankruptcy of Aguas Argentinas and the voluntary liquidation of Aguas Provincales de Santa Fe.

Banco de Galicia, a minority shareholder of Aguas Argentinas, which was excluded from the arbitration proceedings, has withdrawn the action it initiated for abuse of majority shareholder power following the buy-back by GDF SUEZ of its interests in Aguas Argentinas and Aguas Provinciales de Santa Fe. The claim filed by Aguas Lenders Recovery Group, in order to obtain the payment by SUEZ, Agbar and AYSA of USD 130 million owed by Aguas Argentinas to unsecured lenders, has also been withdrawn.

Prior to its merger with Gaz de France, SUEZ entered into an agreement with SUEZ Environnement providing for the economic transfer to SUEZ Environnement of the rights and obligations relating to the ownership interest held by SUEZ in Aguas Argentinas and Aguas Provinciales de Santa Fe.

(*)

Cumulative, discounted KWh.

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Squeeze-out bid for Electrabel shares

On July 10, 2007, Deminor and two other funds initiated proceedings before the Brussels Court of Appeal against SUEZ and Electrabel under which they sought additional consideration following the squeeze-out bid launched by SUEZ in June 2007 on Electrabel shares that it did not already own. By decision dated December 1, 2008, the Court of Appeal ruled that the claim was unfounded.

Messrs Geenen and others initiated similar proceedings before the Brussels Court of Appeal, which were rejected on the grounds that the application was invalid. A new application was filed, without Electrabel and the Belgian Banking, Financial and Insurance Commission being joined as parties to the proceedings. The case was heard on October 21, 2008 and judgment has been reserved.

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NOTE 22 PENSIONS AND OTHER EMPLOYEE BENEFIT OBLIGATIONS

• OVERVIEW OF OBLIGATIONS

In millions of euros	At Dec. 31, 2008	Impacts of the merger	Impacts of the new subsidiaries	At Dec. 31, 2007
PENSIONS	1,552	228	(20)	1,347
• EGI sector scheme	1,311	-	(20)	1,347
• other schemes	241	228	-	-
OTHER RETIREMENT AND POST-EMPLOYMENT BENEFITS	282	28	(34)	276
• reduced energy and water prices	179	8	(24)	175
• end-of-career indemnities	46	-	(5)	56
• immediate bereavement benefits	21	-	(3)	24
• other schemes	36	20	(2)	21
OTHER EMPLOYEE BENEFIT OBLIGATIONS	81	-	(9)	84
disability benefits and other	74	-	(8)	76
long-service awards	7	-	(1)	8
TOTAL	1,915	256	(63)	1,707

Note 22 A Pensions

The main defined-benefit plans operated by GDF SUEZ SA comprise:

•

pensions falling within the scope of the special scheme for Electricity and Gas utilities (“EGI”);

•

pension plans taken over following the merger of SUEZ SA into GDF SUEZ SA:

-

the 1953 supplementary pension plan, closed since December 31, 1988,

-

plans operated by the former Compagnie de SUEZ (annuity schemes based on end-of-career salaries),

-

supplementary pension plans for senior managers operated by all water companies (annuity schemes based on end-of-career salaries).

Pension plan for electricity and gas utilities in France

Since January 1, 2005, the Caisse Nationale des Industries Electriques et Gazières (CNIEG) has operated the pension, disability, life, occupational accident and occupational illness benefit plans for EGI sector companies. The CNIEG is a private welfare body placed under the joint responsibility of the ministries in charge of social security, budget and energy. Salaried employees and retirees of EGI sector companies have been automatically affiliated to the CNIEG since January 1, 2005. The conditions for calculating benefit entitlement under the EGI scheme are set out in the national statute for EGI sector employees (decree of June 22, 1946) and determined by the government. By law, companies cannot amend any of these conditions.

Law 2004-803 of August 9, 2004 (concerning electricity and gas public services and electricity and gas utilities) and its implementing decrees allocated specific benefits already vested at December 31, 2004 (“past specific benefits”) between the various EGI entities. Within each entity, the law also distinguished between (i) benefits earned by employees assigned respectively to gas and electricity transmission and distribution services (“regulated past specific benefits”), and (ii) benefits earned by employees assigned to other activities (“unregulated past specific benefits”). Specific benefits under the special pension plan applicable to EGI companies are on top of statutory benefits payable under ordinary law.

Regulated past specific benefits are funded by the levy on natural gas transmission and distribution services (Contribution Tarifaire d’Acheminement), and therefore no longer represent an obligation for the GDF SUEZ Group.

Unregulated past specific benefits are funded by EGI sector entities to the extent defined by decree no. 2005-322 of April 5, 2005. For GDF SUEZ, this funding obligation represents 3.25% of the past specific benefit obligations of all EGI sector companies.

The specific benefits vested under the plan since January 1, 2005 will be wholly financed by EGI sector companies in proportion to their respective share of the electricity and gas market as measured by total payroll costs.

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1. Financial obligations of GDF SUEZ SA as from January 1, 2005

Pursuant to the Act of August 9, 2004 on electricity and gas public services and electricity and gas utilities, as from January 1, 2005 GDF SUEZ SA has the following financial obligations:

•

to pay the CNIEG its share of the contributions due under statutory pension plans. These contributions are then paid over by the CNIEG to the CNAV and to the mandatory supplementary pension schemes AGIRC and ARRCO;

•

to pay the CNIEG its contribution to financing the benefits paid in excess of rights under statutory pension plans not funded by the CTA levy;

•

to pay the CNIEG its share in exceptional flat-rate contributions in full and final discharge of its liabilities due to the CNAV, AGIRC and ARRCO and not financed by the CTA levy;

•

to pay the CNIEG its share of the administrative expenses incurred by the CNIEG as well as compensation with respect to other statutory pension schemes and benefits relating to disability, death, work accidents and occupational illnesses;

•

as a gas and electricity supplier (and carrier, where applicable), to collect and pay over to the CNIEG the CTA levies.

2. Reform of public sector pensions with effect from July 1, 2008

In accordance with the “Guidance Document on the Reform of Special Pension Plans” published by the French Ministry for Labor, Social Affairs and Solidarity on October 10, 2007, the special pension scheme for electricity and gas utilities was amended by decree no. 2008-69 of January 22, 2008. Following a transitional phase, the decree brings the pension scheme for these utilities into line with standard public sector pensions.

Decree no. 2008-627 of June 27, 2008 on the pension and disability scheme for employees of electricity and gas utilities amends Appendix 3 of the national statute for EGI sector employees. The decree reiterates the core principles of the pension reform enshrined in decree no. 2008-69 of January 22, 2008 and lays down the basis for the new rules governing the special EGI scheme since July 1, 2008.

The decree introduces changes regarding the rights of family members and spouses, minimum pension payments, and disability considerations resulting from negotiations which took place after the decree had been published on January 22, 2008 between electricity and gas sector employers and trade unions.

This decree is supplemented by decree no. 2008-653 of July 2, 2008 which updates various provisions of the EGI statute.

The amendments made to the existing scheme came into force on July 1, 2008 and chiefly concern:

•

an extension of the period during which employees pay in contributions;

•

introduction of a discount/premium mechanism;

•

the methodology for recalculating pensions.

During the transitional phase, the period over which employees have to pay in contributions before they can retire on a full pension – previously set at 150 quarters – will rise gradually up to 160 quarters on December 1, 2012. The scheme will then evolve in line with standard public sector pensions.

Discounts will be gradually introduced for employees who have not completed the required pay-in period.

The discount consists of applying a financial penalty to employees who have not paid in contributions over a sufficient period to qualify for a full pension. Conversely, a premium will be applied to employees who, under certain conditions, continue to work beyond 60 and have paid in contributions over more than 160 quarters.

Pensions and disability annuities will be recalculated as of January 1, 2009 on the basis of the retail price index (excluding tobacco).

As part of the pension reform and in accordance with the principles laid down by the pension reform guide, a first agreement was signed on January 29, 2008 for EGI sector companies. The agreement provides for the revaluation of the basic national salary for 2008 applicable to active and retired employees, modification of salary bands and changes in end-of-career indemnities.

The impacts of the reform affecting GDF SUEZ SA differ according to the sector to which employees belong (regulated/deregulated) and the vesting period for the rights concerned.

The overall impact of pension reform and supporting measures is a reduction of €30 million in pension obligations under the EGI scheme.

Overview of the CTA levy

Article 18 of Act No. 2004-803 of August 9, 2004 concerning electricity and gas public services and electricity and gas utilities defines the specific benefits of the EGI sector pension scheme covered in the pension financing reform as benefits received in excess of those granted under the “basic” statutory pension system, based on the benefits that would have been accrued under these plans if both employers and employees had always contributed to them.

These specific benefits evolve over time, notably in respect of the pay policies of companies in the sector and any reforms concerning access to benefits under the statutory pensions plan or the special EGI pension plan.

The Act of August 9, 2004 introduced a surcharge on natural gas transmission and distribution services (the CTA levy) designed to fund the specific pension benefits accruing to current employees in regulated activities within the EGI sector (“regulated past specific benefits”) and vested at December 31, 2004. The funding of these benefits is no longer incumbent on the GDF SUEZ Group, except for modifications caused by changes in the system after December 31, 2004 that increase the level of such benefits and result from changes in the classification of employees or in the regulations governing post-employment entitlements under EGI plans.

As no implementing decree has been enacted for the abovementioned law, the interpretation of GDF SUEZ SA is that the notion of a modification can be assessed based on the net balance of the core reform and all of the support measures taken together, and that in principle, the CTA levy will fund the support measures to the extent, net of the impacts of the reform, that they do not increase regulated past specific benefits.

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The latest support measures negotiated led to a slight €26 million net increase in the vested benefit obligation at December 31, 2004 and may therefore continue to represent a charge for the Group. In light of the CTA mechanism, no obligations in respect of past benefits existing at December 31, 2007 were transferred to GRTgaz or GrDF at the time the subsidiaries were created to manage the transmission and distribution network. As no implementing decree has been enacted in respect of the abovementioned law stating that GRTgaz and GrDF must bear the cost of any modifications, GDF SUEZ SA considers that the related risk remains unchanged.

This interpretation was submitted to the ministries concerned in January 2008. In the absence of any implementing decree, discussions began recently aimed at clarifying any potential divergences in the interpretation of the law of August 9, 2004.

Pending the outcome of these discussions, GDF SUEZ SA is maintaining its position. However as a measure of caution, at end-2008 it reversed only €21 million of the residual provision set aside in the past on a flat-rate basis, in order to protect itself against any obligation to fund more than the net amount of the reform and its support measures.

The past specific benefits relating to activities other than transmission and distribution, i.e., deregulated activities, are funded by the companies in existence at December 31, 2004.

Calculation of pension obligations

In accordance with CNC Recommendation 2003-R.01 of April 1, 2003, GDF SUEZ SA calculates its pension obligations using a yield-to-maturity method. The method used is known as the projected unit credit method and is based on assumptions regarding:

•

end-of-career salaries (based on seniority, salaries and career promotions);

•

retirement age, based on specific criteria applicable to EGI sector employees (length of service, number of children for female employees);

•

changes in the population of retired employees, based on mortality tables drawn up by INSEE and an employee turnover rate based on behavioral statistics for EGI sector employees;

•

payments of benefits to surviving spouses, based on the life expectancy of employees and their spouses, and the percentage of married employees among EGI sector personnel.

The obligations are calculated as follows:

•

based on the rights vested at the measurement date, under both the EGI scheme and statutory pension schemes;

•

for all active and retired employees in the EGI sector, and all employees and eligible beneficiaries for former SUEZ plans;

•

including contributions to CNIEG administrative expenses.

The discount rate used at December 31, 2008 was 5.2% versus 5% at December 31, 2007.

Obligations resulting from the reform of the EGI pension scheme

At December 31, 2008, the total obligations of GDF SUEZ SA in respect of EGI sector employees, net of CTA funding where appropriate and before the tax impact, were as follows:

In millions of euros
Pension obligations	1,232
+ Obligations resulting from the review clause (AGIRC and ARRCO)	35
+ Obligations in respect of administrative expenses due to the CNIEG	44
Total obligations at December 31, 2008	1,311

Note 22 B Other employee benefit obligations

Benefits payable to active and retired employees of EGI sector companies (excluding pensions) are described below.

•

long-term benefits:

-

allowances for occupational accidents and illnesses,

-

temporary and permanent disability allowances,

-

long-service awards;

•

post-employment benefits:

-

reduced energy prices,

-

end-of-career indemnities,

-

bonus leave,

-

immediate bereavement benefits,

-

partial reimbursement of educational expenses.

Employees of the former SUEZ SA entity are also entitled to long-service awards. Retired employees of SUEZ SA are eligible for post-employment benefits consisting of a cash contribution towards the costs of their water supply and complementary healthcare insurance.

The discount rate used to calculate these obligations varies according to when they fall due. Post-employment benefit obligations were assessed using a discount rate of 5.2% at December 31, 2008 versus 5% at December 31, 2007, except for obligations relating to end-of-career indemnities and bonus leave, which were measured based on a discount rate of 4.5%. Other benefit obligations were assessed based on a discount rate of 4.7% at end-2008 versus 4.5% at end-2007.

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1. Allowances for occupational accidents and illnesses

Like other employees under the standard pension scheme, EGI sector employees are entitled to compensation for accidents at work and other occupational illnesses. These benefits cover all employees or the dependents of employees who die as a result of occupational accidents or illnesses, or injuries suffered on the way to work.

The amount of the obligation corresponds to the likely present value of the benefits to be paid to current beneficiaries, taking into account any reversionary annuities.

2. Reduced energy prices

Under article 28 of the national statute for electricity and gas industry personnel, all current and former employees are entitled to benefits in kind which take the form of energy granted at “employee rates”. This benefit entitles employees to electricity and gas supplies at a reduced price. For the retirement phase, this represents a post-employment defined benefit which is recognized over the period during which the employee services are rendered.

The amount of the GDF SUEZ SA obligation regarding gas supplied to EGI sector employees within GDF SUEZ SA and to EDF employees corresponds to the likely present value of the power (KWh) supplied to the employees during the retirement phase, assessed based on the unit cost of the energy.

The amount of the obligation also takes account of the price of the energy exchange agreement with EDF. In accordance with the financial agreements signed with EDF in 1951, in return for EDF supplying the Group’s EGI sector employees with electricity at preferential rates, GDF SUEZ SA supplies gas to EDF’s employees at preferential rates by means of a balancing contribution. The obligation resulting from this energy exchange agreement represents the likely present value of the components of the balancing contribution allocated to GDF SUEZ SA employees during the retirement phase.

Retirees must have at accumulated at least 15 years’ service in EGI sector companies to be eligible for the reduced energy price scheme.

3. End-of-career indemnities

Further to the reform of EGI sector pensions as of July 1, 2008, retiring employees (or their dependents in the event of death during active service) are entitled to end-of-career indemnities which increase in line with the length-of-service within the utilities.

The obligation resulting from end-of-career indemnities is calculated using the projected unit credit method.

4. Impacts of the pension reform and the support measures

The overall impact of the pension reform and its support measures on post-employment benefits and other long-term benefits is a net reduction of €2 million in the benefit obligation. In light of changes to the end-of-career indemnities scheme, rights that had not yet vested at December 31, 2008 totaled €12 million.

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Note 22 C Change in the present value of benefit obligations

In millions of euros	EGI sector scheme		Other schemes		Post-employment benefits		Long-term benefits		Total
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
PRESENT VALUE OF BENEFIT OBLIGATION AT JANUARY 1	1,347	1,626	-		276	704	84	207	1,707	2,537
Impacts of the merger and of new subsidiaries	(20)	(200)	228		(6)	(376)	(9)	(109)	193	(685)
Past service cost: plan amendments	(30)				(2)		4		(28)
Service cost	32	109	8		5	13	7	9	52	131
Interest cost	64	74	12		13	30	4	9	93	113
Actuarial gains and losses on the obligation	(22)	(180)	6		9	(66)	-	-	(7)	(246)
Benefits paid under all schemes (funded and unfunded) (1)	(60)	(82)	(13)		(13)	(29)	(8)	(21)	(94)	(132)
Other								(11)		(11)
PRESENT VALUE OF BENEFIT OBLIGATION AT DECEMBER 31	1,311	1,347	241		282	276	82	84	1,916	1,707

(1)

Benefits paid under all pension schemes are recognized in the income statement, with the exception of employee benefit obligations in respect of which a provision has been set aside, where the year-on-year change is taken to income in full (see note 22 D). The aggregate impact on income of benefits paid and changes in the benefit obligation totaled €59 million at December 31, 2008 versus €90 million at December 31, 2007.

Note 22 D Provisions

GDF SUEZ SA sets aside provisions in respect of allowances for occupational accidents and illnesses, and temporary and permanent disability benefits for active employees at year-end, as well as for benefits due during employees’ active working lives (long-service awards and end of career additional vacation entitlement). The balance sheet of GDF SUEZ SA also includes a pension provision in liabilities totaling €116 million at December 31, 2008, after taking into account a €21 million write-back from the provision (see Note 22 A).

In connection with the creation of subsidiaries to manage its storage and LNG terminals activities, GDF SUEZ SA transferred the provisions it had set aside for commitments to the employees relocated to these subsidiaries, with the exception of the pension provision for €12 million.

Within the scope of the merger, the provisions for pensions and other employee benefit obligations (pensions, retirement indemnities and healthcare) booked by SUEZ SA at December 31, 2007 were transferred to GDF SUEZ SA. These provisions are written back as and when the corresponding liabilities for which they have been set aside are extinguished. No further amounts will be set aside to these provisions in respect of rights newly vested by employees or the unwinding of discounting adjustments on provisions transferred within the scope of the merger.

At December 31, 2008, GDF SUEZ SA had set aside a provision totaling €272 million (€236 million at December 31, 2007).

REFERENCE DOCUMENT 2008    472

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• CHANGES IN PROVISIONS FOR EMPLOYEE BENEFIT OBLIGATIONS

In millions of euros	Pensions		Allowances for occupational accidents and illnesses, temporary and permanent disability benefits		Other (1)		Total
	2008	2007	2008	2007	2008	2007	2008	2007
Present value of benefit obligation at january 1 (provisioned)	137	137	73	177	26	66	236	380
Impacts of the merger and of new subsidiaries	48		(10)	(89)	22	(37)	60	(126)
Service cost			5	9	1	3	6	12
Interest cost			3	7	1	3	4	10
Actuarial gains and losses on the obligation				(9)	(1)	(3)	(1)	(12)
Benefits paid under all schemes (funded and unfunded)	(5)		(7)	(18)	(3)	(6)	(15)	(24)
Other	(21)			(4)		-	(21)	(4)
Plan amendments			2		1		3	-
PRESENT VALUE OF BENEFIT OBLIGATION AT DECEMBER 31 (PROVISIONED)	159	137	66	73	47	26	272	236
(1) Bonus leave, long-service awards, end-of-career indemnities and complementary healthcare insurance available to retirees of the former SUEZ group.

Note 22 E Insurance contracts

GDF SUEZ SA has taken out insurance contracts with several insurance firms to cover its obligations in respect of pensions and end-of-career indemnities. An amount of €6 million was paid to these insurance firms in 2008.

The value of these contracts stood at €1,667 million at December 31, 2008 (€1,745 million at December 31, 2007).

Note 22 F Change in the fair value of plan assets

In connection with the creation of subsidiaries to manage its storage and LNG terminals activities, GDF SUEZ SA transferred the portion of plan assets relating to employees relocated to these subsidiaries for an amount of €7 million.

As part of the merger, SUEZ SA contributed €168 million in plan assets.

	Pensions		Other post-employment benefits
In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007
FAIR VALUE OF PLAN ASSETS AT JANUARY 1	1,700	1,821	45	104
Impacts of the merger and of new subsidiaries	166	(169)	(4)	(54)
Expected return on plan assets	97	80	2	5
Premiums net of handling fees (1)	6	60		-
Actuarial gains and losses on plan assets	(260)	(20)	(8)	(2)
BENEFITS PAID BY PLAN ASSETS (1)	(73)	(72)	(3)	(8)
FAIR VALUE OF PLAN ASSETS AT DECEMBER 31	1,636	1,700	32	45
(1) Only insurance premiums and benefits reimbursed by plan assets were recognized in income. The net balance reflects net income of €70 million in 2008 versus net income of €20 million in 2007.

REFERENCE DOCUMENT 2008    473

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• RETURN ON PLAN ASSETS

	Pensions			Other post-employment benefits
	2008		2007	2008	2007
	EGI sector scheme	Other schemes
Actual return on plan assets	(9.70%)	Between 4% and 4.7%	3.3%	(13.70%)	3.0%

Pension plans other than the EGI sector scheme are funded by separate plan assets on which aggregate actual returns over the period were between 4% and 4.7%.

The expected return on plan assets for 2008 is 5.305% in respect of pensions and 5.625% in respect of other obligations.

The allocation of plan assets by principal asset category can be analyzed as follows:

	Dec. 31, 2008		Dec. 31, 2007
	EGI sector scheme	Other schemes
Equities	26%	12%	32%
Bonds	46%	81%	45%
Other (including money market securities)	28%	7%	23%
TOTAL	100%	100%	100%

NOTE 23 HEADCOUNT

At December 31, 2008, the breakdown for each category was as follows:

	At Dec. 31, 2007	Impacts of the merger	Impacts of the new subsidiaries	Change	At Dec. 31, 2008
Operating staff	1,260	10	(188)	(193)	889
Senior technicians and supervisory staff	3,839	96	(660)	(257)	3,018
Managerial staff	3,544	242	(304)	179	3,661
TOTAL	8,643	348	(1,152)	-271	7,568

The average number of employees was 7,622 in 2008. The average number of employees in 2007 (20,970) included employees subsequently transferred to GrDF, Storengy and Elengy.

NOTE 24 STATUTORY TRAINING ENTITLEMENT

Under Act No. 2004-391 of May 4, 2004 on vocational training, employees working under an indefinite-term employment contract governed by private law accrue a minimum of 20 hours’ statutory training entitlement per year, cumulative over a period of six years. If at the end of the six-year period employees have not used all or part of their training entitlement, the entitlement is capped at 120 hours.

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Pursuant to opinion 2004-F of the CNC’s Emerging Issues Taskforce on accounting for the statutory training entitlement, no provisions were set aside at December 31, 2008 in respect of this obligation. At that date, GDF SUEZ SA employees had accrued a total of 770,369 unused training hours.

NOTE 25 EMPLOYEE PROFIT-SHARING

An employee profit-sharing agreement based on performance criteria has been set up in compliance with the legal conditions prescribed by Order 86-1134 of October 21, 1986.

Beneficiaries of the agreement may pay all or part of the amounts received under the profit-sharing scheme into savings plans operated by GDF SUEZ SA, rather than accessing the amounts immediately. In this case, the employer matches 100% of their contribution. These mechanisms are treated as personnel expenses.

NOTE 26 INFORMATION CONCERNING RELATED OR ASSOCIATED COMPANIES AFFECTING SEVERAL BALANCE SHEET AND INCOME STATEMENT CAPTIONS

In millions of euros	Related companies	Associated companies
Equity investments	55,744	4
Amounts receivable from equity investments	7,865	8
Loans	13	-
Deposits and guarantees	7	-
Provisions for contingencies and losses	44	-
Trade and other receivables	1,272	327
Other receivables (including current accounts with subsidiaries showing a debit balance)	6,169	1
Other liabilities	114	970
Current accounts with subsidiaries showing a credit balance	5,435	-
Trade and other payables	782	760
Miscellaneous borrowings and debt	2,289	-
Payable on fixed assets	900	-
Other	6	7,103
Revenues	5,009	82
Energy purchases and change in gas reserves	1,155	520
Other external charges	4,739	30
Other operating income and expenses	514	11
Interest on amounts receivable from equity investments	488	-
Interest on amounts payable to equity investments	78	-
Interest on current accounts with subsidiaries showing a credit balance	117	-
Interest on current accounts with subsidiaries showing a debit balance	31	-
Other financial income	1,175	61
Other financial expenses	8	-

REFERENCE DOCUMENT 2008    475

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NOTE 27 SUBSIDIARIES AND INVESTMENTS

In millions of euros	Share capital as per latest available balance sheet	Other equity as per latest available balance sheet	% capital held at Dec. 31, 2008	Book value of shares held at Dec. 31, 2008		Loans and advances granted by GDF SUEZ SA	Sureties and endorsements given by GDF SUEZ SA	Revenues for latest available period	Net income (+) or loss (-) for latest available period	Dividends received by GDF SUEZ SA during the period	Year-end of last available period
Name				Gross	Provision
A - Detailed information concerning subsidiaries and investments whose gross value exceeds 1% of GDF SUEZ SA capital (€21,915,632)
1. SUBSIDIARIES (MORE THAN 50%-OWNED BY GDF SUEZ SA)
Aguas Provinciales de Santa Fe (1)	60	(294)	64.19	39	(39)			109	(20)	-	12/2005
Cogac	1,433	11	100	1,434	-	-	-	456	57	22	12/2008
Dumez	48	24	100	65	-	-	-	-	2	-	12/2008
Electrabel	2,373	9,834	98.65	27,131	-	-	-	14,669	177	-	12/2008
Elengy	44	440	100	440	-	134	-	184	38	-	12/2008
G.D.F. International	4,972	122	100	4,972	-	467	49	275	1,021	979	12/2008
GDF SUEZ Communication	31	246	100	900	(623)	-	-	-	7	-	12/2008
Genfina	1,750	(60)	100	2,627	(1,088)	-	-	-	(168)	-	12/2008
GIE GDF SUEZ Alliance	100	(5)	64	62	-	-	-	-	(5)	-	12/2008
GrDF	1,800	6,600	100	8,400	-	3,445	-	3,003	(209)	-	12/2008
G.R.E.A.T.	46	3	100	49	-	-	-	2	-	-	12/2008
GRTgaz	500	2,730	100	2,300	-	2,095	-	1,464	135	138	12/2008
Ondeo	2,348	1,056	100	2,580	(865)	-	-	-	45	-	12/2008
SI Finance	120	23	100	373	(225)	-	-	-	4	-	12/2008
GDF SUEZ Energie Services	699	1,465	100	2,931	-	-	-	1,468	179	246	12/2008
Société Foncière et Immobilière du Gaz (SFIG)	56	22	96.51	57	-	-	2	87	3	2	12/2008
Sopranor	N.S.	9	99.92	245	(235)	-	-	-	3	-	12/2008
S.S.I.M.I.	61	68	100	96	-	-	-	-	2	-	12/2008
Storengy	190	1,738	100	1,904	-	-	-	887	306	-	12/2008

REFERENCE DOCUMENT 2008    476

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2. EQUITY INVESTMENTS (10%-50%-OWNED BY GDF SUEZ SA)				56,605	(3,075)			1,577		1,387
Aguas Argentinas	159	(1,151)	48.2	145	(145)			726	(190)		12/2005
SUEZ Environnement Company	3,323	714	35	2,180	-	-	-	171	364	403	12/2008

3. OTHER LONG-TERM INVESTMENTS (LESS THAN 10%-OWNED BY GDF SUEZ SA)				2,325	(145)				174	403
B - Information concerning other subsidiaries and investments
1. SUBSIDIARIES NOT INCLUDED IN SECTION A						23
French subsidiaries				40	(16)
Foreign subsidiaries (1)				35	(20)
2. EQUITY INVESTMENTS NOT INCLUDED IN SECTION A				59,005	(3,256)				1,961	1,790
French companies
Foreign companies (1)
TOTAL
(1) Amounts in local currency (millions of units). Transactions with related companies mainly involve loans, advances and changes in current accounts with subsidiaries.

REFERENCE DOCUMENT 2008    477

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NOTE 28 COMPENSATION DUE TO MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE

Total compensation (gross salary, bonuses, profit-sharing incentives, employer contributions and benefits in kind) paid to the Chairman and Chief Executive Officer, the Vice-Chairman and President, and members of the Executive Committee came to €16.8 million for 2008.

Members of the Board of Directors elected by the Shareholders’ Meeting received €1.17 million in attendance fees during the period.

The amounts specified above represent those paid by Gaz de France SA and SUEZ SA before the merger, and by GDF SUEZ SA after the merger.

NOTE 29 SUBSEQUENT EVENTS

Three bond issues

•

From January 7 to January 8, 2009 GDF SUEZ carried out a €4.2 billion bond issue which was subscribed more than twice over.

The issue consists of:

-

a 3-year tranche for €1.75 billion, maturing on January 16, 2012 and paying interest of 4.375%,

-

a 7-year tranche for €1.5 billion, maturing on January 18, 2016 and paying interest of 5.625%,

-

a 12-year tranche for €1 billion, maturing on January 18, 2021 and paying interest of 6.375%.

•

Between January and February 2009, GDF SUEZ carried out a further public bond issue on the Belgian and Luxembourg markets for €750 million. Initially advertised for a minimum of €150 million, it was subscribed more than four times over and closed for new subscriptions two weeks before the scheduled date.

The bonds were issued at 102% of par for a six-year term maturing on February 23, 2015 and paying interest at 5%.

•

On February 3, 2009, GDF SUEZ carried out a bond issue for £700 million, maturing on February 11, 2021 and paying interest of 6.125%.

REFERENCE DOCUMENT 2008    478

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20.5.3 TOTAL AND PARTIAL TRANSFERS OF ASSETS, SUBSIDIARIES, AND EQUITY INVESTMENTS WITHIN OR OUTSIDE STATUTORY DISCLOSURE THRESHOLDS

• TOTAL AND PARTIAL TRANSFERS OF ASSETS

In euros	% at Dec. 31, 2007	% at Dec. 31, 2008	Reclassification within the Group	Transfer outside the Group	Net book value of shares held	Business sector
SUBSIDIARIES (1)
Rivolam	100.00	0.00	X (a)		-	Holding company
SUEZ Finance L.P.	99.90	0.00		Liquidation	-	Financing
SUEZ Environnement	100.00	0.00	X (a)		-	Environment
Finabel	99.83	99.83	X		59,382	Holding company
Bogotana de Aguas	51.00	0.00	X		-	Water services
Consortium Intesa Aretina	51.00	0.00	X		-	Water services
Société de l’Oum Er Bia	50.00	0.00	X		-	Water services
S.E.C.	99.76	35.00		X	2,180,166,637	Holding company
EQUITY INVESTMENTS (2)
Gas Natural	0.41	0.00	X		-	Energy
Aguas Cordobesas	5.00	0.00	X		-	Water services

(1)

More than 50%-owned by GDF SUEZ SA.

(2)

Less than 50%-owned by GDF SUEZ SA.

(a)

Rivolam and SUEZ Environnement were wound up as a result of the merger-takeover of SUEZ SA by Gaz de France SA (see section B 1.1 describing pre-merger transactions).

• ACQUISITIONS OF SUBSIDIARIES AND INVESTMENTS WITHIN OR OUTSIDE STATUTORY DISCLOSURE THRESHOLDS

In euros	% at Dec. 31, 2007	% at Dec. 31, 2008	Reclassifi-cation within the Group	Acquisition outside the Group	Net book value of shares held	Business sector
SUBSIDIARIES (1)
Dumez	0.00	100.00	X (a)		64,993,525	Holding company
GDF SUEZ Energy Services	100.00	100.00	X		2,931,131,597	Services
Genfina	100.00	100.00	X		1,539,166,704	Holding company
G.R.E.A.T.	0.00	100.00	X		48,998,524	Energy
Vilorex.	100.00	100.00	X		19,946,109	Holding company
GIE GDF SUEZ Alliance	58.00	64.00	X		62,484,375	Financing
Electrabel	98.07	98.65	X		27,130,928,625	Energy
Adilone	0.00	99.76	X		38,532	Holding company
Cleomind	0.00	99.76	X		37,068	Holding company
Aguas de Santa Fe	51.69	64.19		X	-	Water services
Storengy	100.00	100.00	X		1,903,650,140	Infrastructures
Elengy	100.00	100.00	X		440,413,240	Infrastructures
EQUITY INVESTMENTS (2)
Aguas Argentinas	39.94	48.20		X		Water services

(1)

More than 50%-owned by GDF SUEZ SA.

(2)

Less than 50%-owned by GDF SUEZ SA.

(a)

The shares in Dumez held by Rivolam were contributed to the merger-takeover of Rivolam by SUEZ SA as part of transactions carried out prior to the merger (see section B 1.1 describing pre-merger transactions).

REFERENCE DOCUMENT 2008    479

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20.5.4 DETAILS OF SECURITIES AT DECEMBER 31, 2008

In millions of euros Main equity investments (net value exceeding €50 million)	Share capital as per latest available balance sheet	% capital held at Dec. 31, 2008	Gross book value of shares held at Dec. 31, 2008	Net book value of shares held at Dec. 31, 2008
FRENCH SUBSIDIARIES (1)
Cogac	1,433	100	1,434	1,434
Dumez	48	100	65	65
Elengy	44	100	440	440
GDF International	4,972	100	4,972	4,972
GDF SUEZ Communication	31	100	900	277
GIE GDF SUEZ Alliance	100	64.00	62	62
GrDF	1800	100	8,400	8,400
GRTgaz	500	100	2,300	2,300
Ondeo	2,348	100	2,580	1,715
SI Finance	120	100	373	148
GDF SUEZ Energy Services	699	100	2,931	2,931
Société Foncière et Immobilière du Gaz (SFIG)	56	96.51	57	57
Sopranor	N.M.	99.92	245	10
S.S.I.M.I.	61	100	96	96
Storengy	190	100	1,904	1,904
FOREIGN SUBSIDIARIES (1)
Electrabel	2,373	98.65	27,131	27,131
Genfina	1,750	100	2,627	1,539
			56,517	53,479
EQUITY INVESTMENTS (2)
Aguas Argentinas	159	48.20	145	-
SUEZ Environnement Company	3,323	35.00	2,180	2,180
Other (4)			163	88
			2,488	2,268
OTHER LONG-TERM INVESTMENTS (3) Other
MONEY MARKET FUNDS
Groupama Entreprises				200
LBPAM Trésorerie				66
Mousquetaire 2006				15
Apigaz Parts Mezzanines				19
				300
TOTAL				56,047
(1) More than 50%-owned by GDF SUEZ SA. (2) 10%-50%-owned by GDF SUEZ SA. (3) Less than 10%-owned by GDF SUEZ SA. (4) Net book value less than €20 million.

REFERENCE DOCUMENT 2008    480

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20.5.5 FIVE-YEAR FINANCIAL SUMMARY

	2008	2007	2006	2005	2004
CAPITAL AT YEAR-END
Share capital (in euros)	2,193,643,820	983,871,988	983,871,988	983,871,988	903,000,000
Number of ordinary shares issued and outstanding	2,193,643,820	983,871,988	983,871,988	983,871,988	451,500,000
Maximum number of shares to be issued:
• by converting bonds	-	-	-	-	-
• by exercising stock options	39,167,750	-	-	-	-
RESULTS OF OPERATIONS FOR THE YEAR (in millions of euros)
Revenues excluding VAT	25,209	20,991	20,933	17,704	15,126
Income before tax, employee profit-sharing, depreciation, amortization, provisions and transfer of concession termination amortization	3,254	15,429	2,814	2,542	2,578
Income tax (benefit)	(617)	2,813	409	554	244
Employee profit-sharing and incentive payments for the year	0	-	-	-	-
Income after tax, employee profit-sharing, depreciation, amortization, provisions and transfer of concession termination amortization	2,767	11,611	1,785	1,234	629
Total dividends paid (including on treasury shares in2008)	4,795	1,240	1,082	669	418
EARNINGS PER SHARE (in euros)
Income after tax and employee profit-sharing but before depreciation, amortization, provisions and transfer of concession termination amortization	1.76	12.82	2.44	2.02	2.58 (*)
Income after tax, employee profit-sharing, depreciation, amortization, provisions and transfer of concession termination amortization	1.26	11.80	1.81	1.25	0.70 (*)
Dividend per share	2.20	1.260	1.100	0.680	0.464 (*)
HEADCOUNT
Average number of employees during the year	7,622	20,970	21,780	21,943	24,509
Total payroll	485	914	892	862	910
Total employee benefit obligations paid (social security taxes and contributions to pension plans, welfare schemes, etc.)	335	470	493	573	771

(*)

In order to permit meaningful comparison, net income and dividends per share were restated to reflect the decision of the Ordinary and Extraordinary Meeting of April 28, 2005, which approved a two-for-one stock split, with share capital at that date comprising 903 million shares (versus 451.5 million shares previously).
Based on this number of shares, the dividend per share in 2004 would have been €0.464 instead of €0.927 as approved by the Ordinary and Extraordinary Shareholders’ Meeting of March 29, 2005.

REFERENCE DOCUMENT 2008    481

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20.5.6 STATUTORY AUDITOR’S REPORT ON THE FINANCIAL STATEMENTS

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders

In compliance with the assignment entrusted to us by your Annual General Meetings, we hereby report to you, for the year ended December 31, 2008, on:

•

the audit of the accompanying financial statements of GDF SUEZ;

•

the justification of our assessments;

•

the specific verifications and information required by French law.

The financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I - Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, using sample testing techniques or other selection methods, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, the significant estimates made, and evaluating the overall financial statements presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and assets and liabilities of the Company at December 31, 2008 and the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion, we draw your attention to the matters discussed in the Notes A, B-4 and B-5 to the financial statements which describe the changes made to the presentation of financial statements and to the accounting policies relating to the accounting of transaction fees directly attributable to equity investments and of bond issue costs.

II - Justification of our assessments

The accounting estimates used in the preparation of the financial statements for the year ended December 31, 2008 were prepared in a context of heavy market volatility and limited visibility regarding the future which makes it difficult to understand economic outlooks. It is in this context and in accordance with Article L. 823-9 of the French Commercial Code (Code de commerce) relating to the justification of our assessments that we conducted our own assessments, which we bring to your attention:

•

As stated in Note A to the financial statements, equity investments which GDF SUEZ intends to hold on a long-term basis are written down if value in use falls below cost. As part as our assessment of significant estimates performed to prepare the financial statements, we have examined the data and the assumptions used to find the value in use and we ensured of the reasonableness of the estimates.

•

Concerning sales of gas to customers whose energy consumption is metered during the accounting period, the Group prepared an estimate of the revenues based on historical data of consumptions as well as the estimated selling price. Our work consisted in examining methods and assumptions used to calculate these estimates and verifying that Note A to the financial statements provides appropriate disclosure.

•

Regarding provisions, in particular provisions for litigation, we have assessed the bases on which these provisions have been established et verified that Notes A and C-11B7 to the financial statements provide appropriate disclosure.

•

Notes A and C-22 to the financial statements relating to retirement plans and other commitments to employees describe the measurement method and the accounting of the obligations resulting from electricity ans gas industry retirement plan and the value of insurance contracts entered into to meet these obligations. As part as our assessment of significant estimates performed to prepare the financial statements, we have examined the data and actuarial assumptions used to measure these obligations as well as informations disclosed by the Company, given that these commitments are not subject to provision for their entirety, in accordance with the option proposed by the French accounting principles. We ensured of the reasonableness of the estimates.

REFERENCE DOCUMENT 2008    482

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•

Note C-21 to the financial statements relating to off-balance sheet commitments describes financial derivative instruments commitments used by the Company as at December 31, 2008. Regarding the valuation of financial derivative instruments that are not listed on regulated financial markets, the Group uses internal models representative of market practices. Our work consisted in examining the system for monitoring these models and assessing the data and assumptions used, including those applied to assess, in the context of the financial crisis, the counterparty risk taken into account to value financial derivative instruments. We have also verified that Note C-21 to the financial statements provide appropriate disclosure.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

III - Specific verifications and information

We have also performed the specific verifications required by law.

We have no matters to report regarding:

•

the fair presentation and the conformity with the financial statements of the information given in the directors’ report and in the documents addressed to the shareholders with respect to the financial position and the financial statements;

•

the fair presentation of the information given in the directors’ report in respect of remunerations and benefits granted to the relevant directors and any other commitments made in their favour in connection with, or subsequent to, their appointment, termination or change in current function.

In accordance with the law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names of the principal shareholders and holders of voting rights has been properly disclosed in the directors’ report.

Neuilly-sur-Seine and Paris-La Défense, April 1st, 2009 The statutory auditors
Deloitte & Associés	ERNST & YOUNG et Autres	Mazars

Jean-Paul Picard Pascal Pincemin	Christian Mouillon Nicole Maurin	Philippe Castagnac Thierry Blanchetier

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20.6 DIVIDEND DISTRIBUTION POLICY

GDF SUEZ endeavors to carry out a dynamic dividend distribution policy providing an attractive return compared with the sector. This policy aims to pay out more than 50% of recurring Group net income and provide average annual dividend growth of 10-15% between 2007(1) and 2010. The Group will also have the potential to pay out additional dividends, while maintaining a share buyback program.

Nevertheless, the objectives described above do not constitute a commitment by the company, and future dividends will be assessed on a year-by-year basis depending on the company’s results, financial position and any other factor considered appropriate by the Board of Directors when preparing its recommendations to Shareholders’ Meetings.

In view of the above, the Group’s strong 2008 results and the favorable outlook for each of its businesses, the Board of Directors, acting on the recommendation of the Audit Committee, decided at its October 22, 2008 meeting to pay an interim dividend with respect to 2008 of €0.8 per share, as of November 27, 2008.

The Board of Directors, at its meeting of March 4, 2009, decided to recommend to the May 4, 2009 General Shareholders’ Meeting a total dividend for 2008 of €2.20, breaking down as follows:

•

€1.40 of dividend paid in accordance with the recurring dividend distribution policy, including €0.80 which was paid as an interim dividend on November 27, 2008;

•

a non-recurring special dividend of €0.80.

Each shareholder may choose between a payment in cash or in shares for the portion of dividend corresponding to the non-recurring special dividend of €0.80.

For shareholders who opt for a cash payment, the dividend will be paid on June 4, 2009. For shareholders who opt for the payment of the dividend in shares, the shares will be delivered on the same date.

The portion of the dividend which is not eligible for the option of payment in shares, i.e., €0.60, will be paid in cash on May 11, 2009.

The dividend increase reflects the GDF SUEZ Group’s dynamic shareholder remuneration program, which seeks to remain in line with profit trends while offering a return on investment that is competitive with the sector as a whole.

In 2008, this dividend payout policy was complemented by share buyback programs.

DIVIDEND PER SHARE

• GAZ DE FRANCE DIVIDENDS OVER THE LAST FIVE YEARS (AFTER ADJUSTMENT FOR THE TWO-FOR-ONE STOCK SPLIT APPROVED BY THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF APRIL 28, 2005)

Fiscal year (in euros) (fully paid up shares)	Net ordinary dividend per share	Tax credit	Gross dividend per share
2003	N/A	N/A	N/A
2004 (a)	0.46	-	0.46
2005	0.68	-	0.68
2006	1.10	-	1.10
2007	1.26	-	1.26

(a)

In order to permit meaningful comparison with 2005, the per share dividend has been adjusted to reflect the decision of the Ordinary and Extraordinary Shareholders’ Meeting of April 28, 2005 to approve the two-for-one stock split, with Gaz de France’s share capital at that date comprising 903 million shares versus 451.5 million shares previously. On this basis, the per share dividend for 2004 would have amounted to €0.464 instead of €0.927, as approved by the Ordinary Shareholders’ Meeting of March 29, 2005.

(1)

Based on the dividend paid by Gaz de France in 2007 with respect to 2006 (€1.1 per share). Former SUEZ shareholders will also receive the 2009 dividend paid by SUEZ Environnement Company with respect to 2008.

REFERENCE DOCUMENT 2008    484

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• SUEZ DIVIDENDS OVER THE LAST FIVE YEARS (AFTER ADJUSTMENT FOLLOWING THE CASH CAPITAL INCREASE WITH PREFERENTIAL SUBSCRIPTION RIGHTS ON OCTOBER 12, 2005)

Fiscal year (in euros) (fully paid up shares)	Net ordinary dividend per share	Tax credit	Gross dividend per share
2003	0.70	0.35	1.05
2004	0.79	-	0.79
2005	1.00	-	1.00
2006	1.20	-	1.20
2007	1.36	-	1.36

After a period of five years, unclaimed dividends are automatically paid to the French Treasury.

20.7 LEGAL AND ARBITRATION PROCEEDINGS

The Group is party to a number of legal and arbitration proceedings with third parties or with the tax authorities of certain countries in the normal course of its business. The main proceedings at the date of issue of the Reference Document are presented hereafter. Provisions are recorded for these proceedings when (i) a legal, contractual, or implied obligation exists at the balance sheet date with respect to a third party; (ii) it is probable that an outflow of resources embodying economic benefits will be required in order to settle the obligation with no consideration in return; and (iii) a sufficiently reliable estimate can be made of this obligation. Provisions recorded in respect of these legal and arbitration proceedings totaled €1,280.5 million at December 31, 2008.

20.7.1 RUE DE LA MARTRE

On December 26, 2004, a gas explosion at 12 rue de la Martre in Mulhouse, France resulted in 17 deaths and significant material damage. The judicial experts’ report attributes the cause of the explosion to a “crack” in Gaz de France’s distribution pipeline discovered the day after the explosion. Consequently, the company was placed under judicial investigation on 21st March, 2006.

Following the investigation, the former Gaz de France (now GDF SUEZ), which does not contest the cause of the explosion nor its criminal responsibility, was summoned before the Mulhouse Criminal Court by order dated November 7, 2008, for involuntary manslaughter and injuries, as well as for involuntary destruction of third party property by fire or explosion. The hearings took place from March 9 to March 19, 2009 and the judgement is due on June 8, 2009.

The Public Prosecuter of France called for the corporate entity to pay a fine of € 225,000 for involuntary homicide and €120,000 for involuntary injuries.

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20.7.2 GHISLENGHIEN

Following an explosion caused by the disruption of Fluxys’ gas transit pipeline in Ghislenghien, Belgium, on July 30, 2004, which resulted in 24 deaths and over 130 injuries, Electrabel, a GDF SUEZ subsidiary, was one of 22 natural or legal persons to be indicted for involuntary manslaughter and injuries due to failure to take protective or precautionary measures.

The public prosecutor requested that Electrabel and Fluxys be summoned before the criminal court for involuntary manslaughter and bodily injuries, as well as for contravening the Act of August 4, 1996 on the welfare of workers. The court dismissed the charges against Electrabel on January 16, 2009.

20.7.3 QUEEN MARY

Following the collapse of a footbridge leading onto the Queen Mary II ocean liner in St Nazaire on November 15, 2003, as a result of which 15 people died and 30 or so people were injured, a third party claim was brought against Endel, a GDF SUEZ subsidiary, with respect to the assembly of hired footbridges leading from the dock to the liner. By decision of February 11, 2008 rendered by the criminal court of Saint Nazaire, Endel was sentenced to a fine of €150,000 for involuntary manslaughter and 11 fines of €2,500 for involuntary injuries. The four employees of Endel charged with involuntary manslaughter and injuries were acquitted in the absence of established misconduct. Les Chantiers de l’Atlantique and Endel were ordered, jointly and severally, to indemnify the victims.

The public prosecutor of Saint Nazaire appealed the decision. The judgement is due on July 2, 2009. The Public Prosecuter called for the corporate entity Endel, a GDF SUEZ subsidiary, to pay a fine of €225,000 euros for involuntary homicide and €82,500 for involuntary injuries.

20.7.4 ELECTRABEL – THE HUNGARIAN GOVERNMENT /EUROPEAN COMMISSION

Electrabel, a GDF SUEZ subsidiary, filed international arbitration proceedings against the Hungarian government before the International Centre for Settlement of Investment Disputes (ICSID), for breach of obligations under the Energy Charter Treaty. The dispute mainly concerns (i) electricity prices set in the context of a long-term power purchase agreement (PPA) entered into between the power plant operator Dunamenti (a subsidiary of Electrabel) and MVM (a company controlled by the Hungarian government) on October 10, 1995, and (ii) allocations of CO2 emission allowances in Hungary. The arbitration tribunal has temporarily suspended its investigation into certain issues over which the Hungarian government claims it lacks jurisdiction, but has authorized Electrabel, a GDF SUEZ subsidiary, to file an additional claim for damages.

The European Commission petitioned the arbitration tribunal for amicus curiae participation on August 13, 2008, pursuant to its June 4, 2008 decision, according to which the long term PPAs in force at the time of Hungary’s accession to the European Union constituted incompatible State aid. Following this decision, the Hungarian government passed a law to terminate PPAs with effect from December 31, 2008 and took execution measures to terminate such agreements and to recover the related State aid from the power generators. Dunamenti, a GDF SUEZ company, may consider appealing the Commission’s decision and any decision of the Hungarian authorities which harms its interests.

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20.7.5 SLOVAK GAS HOLDING – SLOVAK REPUBLIC

Slovak Gas Holding (SGH) has taken preliminary steps towards international arbitration proceedings against the Slovak State for breach of obligations under (i) the Bilateral Treaty entered into between the Slovak and Czech Republic on the one hand and the Netherlands on the other hand (the “Bilateral Treaty”), and (ii) the Energy Charter Treaty. SGH is held with equal stakes by GDF SUEZ and E.ON and holds a 49% interest in Slovenský plynárenský priemysel, a.s. (“SPP”), the remaining 51% being held by the Slovak Republic through the National Property Fund.

The dispute relates to the legal and regulatory framework, which the Slovak Republic has recently amended or established in view of controlling SPP’s ability to request price increases to cover gas selling costs.

Discussions are currently underway between the parties by virtue of a mandatory six-month discussion period.

20.7.6 ARGENTINA

SUEZ and certain other shareholders of water distribution and treatment concession operators in the greater Buenos Aires area (Aguas Argentinas in Buenos Aires, Aguas Provinciales de Santa Fe in Rosario and Aguas Cordobesas in Cordoba) launched arbitration proceedings against the Argentine government in 2003 before the ICSID pursuant to the Franco-Argentine Bilateral Investment Protection Treaties. The aim of these proceedings is to obtain compensation for the loss of value of their investments, due to measures taken by the Argentine government following the adoption of the Emergency Act in 2002, which froze tariffs under concession contracts.

The arbitration proceedings are still underway, except those relating to Aguas Cordobesas. SUEZ sold its controlling interest in Aguas Cordobesas to the private Argentine group Roggio in 2006 as well as its residual 5% interest in Aguas Cordobesas to SUEZ Environnement Company upon the listing of the latter. The arbitral awards should be rendered in 2009.

Alongside the arbitration proceedings, the concession operators have instituted proceedings before the Argentine courts against the decisions by the authorities to terminate the concession contracts which led to the court-protected restructuring of Aguas Argentinas and the voluntary liquidation of Aguas Provincales de Santa Fe.

Banco de Galicia, a minority shareholder of Aguas Argentinas, which was excluded from the arbitration proceedings, has withdrawn the action it initiated for abuse of majority shareholder power following the buy-back by GDF SUEZ of its interests in Aguas Argentinas and Aguas Provinciales de Santa Fe. The claim filed by Aguas Lenders Recovery Group, in order to obtain the payment by SUEZ, Agbar and AYSA of US$130 million owed by Aguas Argentinas to unsecured lenders, has also been withdrawn.

Prior to its merger with Gaz de France, SUEZ entered into an agreement with SUEZ Environnement providing for the economic transfer to SUEZ Environnement of the rights and obligations relating to the ownership interest held by SUEZ in Aguas Argentinas and Aguas Provinciales de Santa Fe. Details of this agreement are provided in chapter 16.2 of this Reference Document.

20.7.7 TOGO ELECTRICITé

SUEZ Energy Services, renamed GDF SUEZ Energy Services, is party to arbitration proceedings instituted in March 2006 before the ICSID by Togo Electricité, a GDF SUEZ subsidiary, against the Togolese government, following the adoption of decrees by the government which terminated the concession contract held by Togo Electricité since December 2000 for the management of Togo’s public power distribution service.

The Togolese government took possession of all of the assets of Togo Electricité in February 2006, without indemnification. It instituted several proceedings, including proceedings instituted first against Togo Electricité, then subsequently extended to GDF SUEZ Energy Services, seeking an order for payment by the two companies of compensation between FCFA 27 billion and FCFA 33 billion (between €41 million and €50 million) for breach of contract. However, as the contract contained an arbitration clause, Togo Electricité instituted the arbitration proceedings referred to above.

The first hearings of the arbitration tribunal should take place in May 2009 and an award could be rendered at the end of the year.

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20.7.8 COMPETITION AND INDUSTRY CONCENTRATION

•

On May 22, 2008 the European Commission announced its decision to open formal proceedings against Gaz de France for a suspected breach of EC rules on abuse of dominant position and restrictive business practices. As the Commission makes clear in its press release, “the initiation of proceedings does not imply that the Commission has proof of an infringement”, it only signifies that the Commission will conduct an in-depth investigation of the case. The investigation relates in particular, to a combination of long-term reservation of transport capacity and a network of import agreements, as well as potential underinvestment in transport and import infrastructure capacity.

•

On June 11, 2008, Gaz de France received a statement of objections from the Commission in which it voices its suspicions of collusion with E.ON resulting in the restriction of competition on their respective markets regarding, in particular, natural gas supplies transported via the Megal pipeline. GDF SUEZ filed observations in reply on September 8, 2008. A hearing took place on October 14, 2008 following which the decision of the European Commission is still pending.

•

On December 17, 2008, the Group received a statement of objections in the case regarding its acquisition of Compagnie Nationale du Rhône. The European Commission claims that GDF SUEZ failed to file their transaction at the end of 2003 when, according to the Commission, the Group knew it had acquired control. The Group filed observations in reply on February 16, 2009. The outcome of the proceedings will have no impact on the Group’s acquisition of Compagnie Nationale du Rhône, which the Commission approved on April 29, 2008, as only procedural aspects (time limits) are being questioned. GDF SUEZ is currently unable to determine the potential impact of these proceedings initiated by the European Commission.

•

Alongside its energy sector inquiry, on which the final report was presented on January 10, 2007, the Commission completed its review of long-term contractual framework established upon the privatization of power generation in Hungary and Poland. It has asked the Hungarian and Polish governments to review these contractual frameworks and, where necessary, to indemnify the parties to the agreements. The Group is directly concerned by this move, in its capacity as contracting party in Hungary (Dunamenti) and in Poland (Polaniec). The agreement in Poland terminated on the contractually agreed date. In Hungary, discussions with the government are still in progress regarding the financial consequences of the termination of the PPA with MVM on January 1, 2009.

•

The European Commission also started an investigation on the term of the electricity supply contracts entered into by certain European producers in their historical markets. Electrabel, a GDF SUEZ subsidiary, is fully cooperating with the Directorate-General for Competition on this issue. The inquiry into the rise of gas prices (retail supply contracts) initiated by the rapporteurs of the Belgian Competition Council announced by Electrabel Customer Solutions at the beginning of summer 2007 has been completed. The rapporteurs did not find any indication that Electrabel had infringed competition rules.

•

In its decision of July 11, 2002, the French Antitrust Council ruled that the existence of equal stakes in water distribution companies held by Compagnie Générale des Eaux (a subsidiary of Veolia Environment) and Lyonnaise des Eaux France (a subsidiary of SUEZ Environnement) created a collective dominant position between the two groups. Although the Antitrust Council did not impose sanctions against the two companies, it requested the French Minister of the Economy to order the two companies to modify or terminate the agreements under which their resources are combined within joint subsidiaries in order to lift the barrier to competition. As part of the Minister of the Economy’s investigation, the two companies were asked to unwind their cross-holdings in these joint subsidiaries. As of the date of publication of this Reference Document, Lyonnaise des Eaux France and Veolia Eau-Compagnie Générale des Eaux have decided to comply with the Minister’s decision and entered into an agreement in principle to this effect on December 19, 2008.

20.7.9 FOS CAVAOU

By order dated December 15, 2003 in respect of facilities subject to environmental protection (ICPE) the Prefect of the Bouches du Rhône region authorized Gaz de France to operate an LNG terminal in Fos Cavaou. The permit to build the terminal was issued the same day by a second prefectoral order. These two orders have been challenged in court.

The order authorizing the operation of the terminal, issued in respect of ICPE, is subject to two actions for annulment before the Administrative Court of Marseille, one filed by the Association de Défense et de Protection du Littoral du Golfe de Fos-sur-Mer (ADPLGF) and the other by a private individual. No decisions have been handed down to date.

The two actions for annulment of the building permit filed with the Administrative Court of Marseille, one by the Fos-sur-Mer authorities and the other by the Syndicat d‘agglomération nouvelle (SAN), were dismissed by the Court on October 18, 2007. The Fos-sur-Mer authorities appealed this decision on December 20, 2007. The appeal is still pending.

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20.7.10 UNITED WATER

A claim for compensatory damages of US$60 million and punitive damages of the same amount was filed by flood victims residing in the Lake DeForest area (State of New York, USA) against United Water, a GDF SUEZ subsidiary, for negligence in the maintenance of the local dam and reservoir.

The claim was filed pursuant to torrential rain, which caused the rainwater drainage system operated by United Water to overflow. United Water is not responsible for maintenance of the dam and the reservoir and considers that the claim should be dismissed.

20.7.11 SQUEEZE-OUT BID FOR ELECTRABEL SHARES

On July 10, 2007, Deminor and two other funds initiated proceedings before the Brussels Court of Appeal against SUEZ and Electrabel under which they sought additional consideration following the squeeze-out bid launched by SUEZ in June 2007 on Electrabel shares that it did not already own. By decision dated December 1,  2008, the Court of Appeal ruled that the claim was unfounded.

Individuals MM Geenen and others initiated similar proceedings before the Brussels Court of Appeal, which were rejected on the grounds that the first process was invalid. A new first process was filed, without Electrabel and the Belgian Banking, Financial and Insurance Commission being summoned to the proceedings. The case was heard on October 21, 2008 and judgment has been reserved.

20.7.12 CLAIMS BY THE BELGIAN TAX AUTHORITIES

The Special Inspection department of the Belgian tax authorities is claiming €188 million from SUEZ-Tractebel SA, a GDF SUEZ subsidiary, concerning past investments in Kazakhstan. SUEZ-Tractebel has filed a recourse with the administrative court against these claims which, based on the advice of legal counsel, it considers unfounded.

The Belgian tax authorities also challenged the applicability of the Belgium-Luxembourg convention for the prevention of double taxation to income generated in Luxembourg by the branches EFTM and TCMS and the permanent establishments of the partners of associations en participation (partnerships governed by the laws of Luxembourg) managed by those branches. They notified a €107 million adjustment in respect of the period 2003-2005. The Group considers that the adjustment is unfounded and the subsidiaries concerned have appealed.

20.7.13 CLAIM BY THE FRENCH TAX AUTHORITIES

In their tax deficiency notice dated December 22, 2008, the French tax authorities questioned the tax treatment of the sale of a tax receivable by SUEZ in 2005 for an amount of €995 million. The company intends to contest the tax authorities’ position, which it considers unfounded. Consequently, it has not set aside a provision for the financial consequences of the dispute.

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20.7.14 CLAIM BY THE US TAX AUTHORITIES

The US subsidiary of GSEI was recently subject to a tax audit by the IRS, who rejected the deduction of interest on loans taken out with Group subsidiaries and banks. An adjustment of US $ 260 million was notified in respect of 2004 and 2005. A provision was recorded at December 31, 2008 subject to all reservations and without any prejudice to the Group. The Group contests both the adjustment and its amount, and will assert its position through any and all legally permissible means.

GDF SUEZ is not aware of any other legal or arbitration proceedings which are likely to have, or have recently had, a material impact on the financial position, results of operations, business or assets of the Company or the Group.

20.8 SIGNIFICANT CHANGE IN THE FINANCIAL OR COMMERCIAL SITUATION

See chapter 20.2 note 29 “Subsequent events” and chapter 21 “Additional information”

The 31st march 2009, SUEZ ENVIRONNEMENT succeeded in the placement of a €1.8 billion bond.

The transaction has two tranches:

•

€1 billion with 5 year maturity, coupon rate of 4.875%, maturity date April, 8, 2014

•

€800 millions with 10 year maturity, coupon rate of 6.25%, maturity date April, 8, 2019

REFERENCE DOCUMENT 2008    490

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21 ADDITIONAL INFORMATION

Share capital

492

Potential capital

495

Pledges, guarantees and collateral

495

21.1

AMOUNT OF SUBSCRIBED CAPITAL

496

21.1.1

Authorized unissued capital

496

21.1.2

Non equity

498

21.1.3

Treasury stock

502

21.1.4

Amount of securities convertible, exchangeable or accompanied by equity warrants, with an indication of the terms and conditions for conversion, exchange or subscription

503

21.1.5

Information on the conditions governing any right of purchase and/or any obligation related to the subscribed, unpaid capital, or any action aimed at increasing the share capital

503

21.1.6

Information on the share capital of any member of the Group that is under option or subject to a conditional or unconditional agreement providing that it be placed under option

503

21.1.7

History of the share capital of GDF SUEZ

504

21.2

INCORPORATING DOCUMENTS AND BYLAWS

505

21.2.1

Issuer’s corporate purpose

505

21.2.2

Corporate governance bodies

505

21.2.3

Rights, privileges and restrictions attached to shares

509

21.2.4

Change in rights attached to shares

510

21.2.5

General Shareholders’ Meetings

510

21.2.6

Provisions restricting the change of control of the Company

510

21.2.7

Provisions relating to the disclosure of interests

511

21.2.8

Changes in share capital

511

REFERENCE DOCUMENT 2008    491

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SHARE CAPITAL

At January 21, 2009, the share capital of GDF SUEZ was increased to €2,193,643,820, divided into 2,193,643,820 fully paid-up shares with a par value of €1 each, following the exercise of stock purchase or subscription options previously approved by SUEZ and taken over by GDF SUEZ after the merger between Gaz de France and SUEZ on July 22, 2008. The impact of the exercise of these options was included in the financial statements for the year ended December 31, 2008.

Gaz de France shares, which were listed on the Eurolist of Euronext Paris (sub-fund A) since July 8, 2005 became GDF SUEZ shares after the merger of Gaz de France and SUEZ on July 22, 2008, and are now listed using the ISIN code FR0010208488 and mnemonic code GSZ. From this date onwards, they have also been listed on Euronext Brussels and on the Luxembourg stock exchange. GDF SUEZ shares are included in the CAC 40 index; the main index published by NYSE Euronext Paris, and are eligible for the deferred settlement service (SRD). GDF SUEZ appears in all the major international stock indexes: CAC 40, BEL 20, Dow-Jones STOXX 50, Dow-Jones EURO STOXX 50, Euronext 100, FTSE Eurotop 100, FTSE Eurotop MSCI Europe and ASPI Eurozone.

In line with Article 24.1 of Law no. 2004-803 of August 9, 2004 and Decree no. 2007-1790 of December 20, 2007, the share capital of GDF SUEZ includes a golden share resulting from the transformation of an ordinary share belonging to the French State, and aiming to preserve the essential interests of France in the energy sector, and notably the continuity and safety of energy supply. In application of Law no. 2006-1537 of December 7, 2006 relating to the energy sector, the State’s golden share entitles the State to indefinitely disagree, via decree invoked by the Minister of Economic Affairs, with any decision made by the Company, or any company representing the Company’s rights and obligations, and its subsidiaries governed by French law, which directly or indirectly aim to sell in any form whatsoever, transfer operations, assign as surety or guarantee or change the intended use of the following assets:

•

natural gas transmission pipelines located on the national territory;

•

assets related to the distribution of natural gas on the national territory;

•

underground natural gas storage located on the national territory;

•

liquefied natural gas facilities located on the national territory,

if it believes such a decision to be contrary to the essential interests of France in the energy sector, notably for the continuity and safety of energy supply.

The decisions aforementioned are deemed to be authorized if the Minister of Economic Affairs does not disagree with them within one month from the date of declaration, as recorded by a receipt issued by the administration. This period may be extended for a period of 15 days by order of the Minister of Economic Affairs. Before the expiration of the aforementioned one-month period, the Minister of Economic Affairs may waive the right to oppose. Should there be a disagreement, the Minister of Economic Affairs will communicate the reasons for his/her decision to the company in question. The decision of the Minister of Economic Affairs may be appealed.

Pursuant to Decree no 93-1296 of December 13, 1993, any transaction executed in violation of Decree no 2007-1790 of December 20, 2007 is automatically null and void.

At the time of the merger, and pursuant to American regulations, GDF SUEZ is registered with the US Securities and Exchange Commission (SEC). The SUEZ ADR level 1 program which existed prior to the merger became the GDF SUEZ ADR level 1 program. ADRs are not listed on the American stock exchange but are subject to transactions on the Nasdaq unlisted securities market.

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• TRADING VOLUMES AND HIGH AND LOW PRICES OF GAZ DE FRANCE SHARES IN PARIS

	High (euros)	Low (euros)	Trading volume (a)
2007
January	35.88	32.74	1,748,068
February	35.58	33.31	1,612,097
March	34.77	32.34	1,867,588
April	35.74	34.19	1,310,041
May	38.00	35.20	1,580,000
June	37.49	34.32	1,493,235
July	38.40	33.65	1,309,350
August	36.80	31.90	1,491,693
September	36.44	33.03	1,984,219
October	39.68	36.46	1,156,744
November	39.90	37.57	1,350,474
December	40.64	38.35	1,109,286
2008
January	42.53	33.68	2,260,468
February	38.26	35.89	1,439,713
March	38.71	36.87	2,015,563
April	43.44	39.06	1,334,261
May	43.95	40.94	1,615,286
June	44.73	40.61	1,427,908
July (until July 22, 2008)	43.76	38.41	6,117,268
(a) Daily average (source: Bloomberg).

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• TRADING VOLUMES AND HIGH AND LOW PRICES OF SUEZ SHARES IN PARIS

	High (euros)	Low (euros)	Trading volume (a)
2007
January	36.54	33.66	6,611,078
February	35.33	33.17	4,492,573
March	36.23	32.23	7,014,218
April	38.02	35.91	5,235,491
May	39.44	37.87	4,911,998
June	38.49	35.74	6,259,068
July	38.50	34.52	4,631,506
August	37.81	32.76	6,240,113
September	37.41	33.87	7,361,595
October	40.70	37.51	5,486,494
November	41.67	39.86	5,904,984
December	42.67	40.95	4,683,302
2008
January	44.01	34.46	8,178,309
February	38.75	36.82	4,993,071
March	38.47	36.32	6,526,743
April	41.82	38.36	4,524,799
May	43.39	39.85	4,746,949
June	43.78	38.82	4,668,170
July (until July 22, 2008)	40.86	36.41	9,364,276
(a) Daily average (source: Bloomberg).

• TRADING VOLUMES AND HIGHS AND LOWS PRICES OF GDF SUEZ SHARES IN PARIS

	High (euros)	Low (euros)	Trading volume (a)
2008
July (from July 22, 2008)	43.50	40.27	5,574,355
August	39.88	36.27	4,354,653
September	40.00	33.35	6,720,174
October	36.81	24.30	11,364,575
November	36.22	30.97	6,542,261
December	35.33	27.37	5,275,020
2009
January	35.94	30.07	4,291,391
February	32.13	25.53	5,429,007
(a) Daily average (source: Bloomberg).

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POTENTIAL CAPITAL

The Company’s potential capital as of December 31, 2008 was 39,167,750 shares that could result from the exercise of stock subscription options.

At such date, the dilution percentage in the event of the exercise of these stock subscription options would represent 1.79% of the capital, being specified that the State’s interest in the Company’s capital remains above one-third, in compliance with Article 24 of Law no. 2004-803 of August 9, 2004, as amended by Article 39 of Law no. 2006-1537 of December 7, 2006.

The tables relating to the various stock option plans are set out in Note 24 of Section 20.2 relating to financial information.

PLEDGES, GUARANTEES AND COLLATERAL

Pledges of assets

The percentage of shares pledged is not significant.

Other pledges

Millions of euros	Total value	2009	2010	2011	2012	2013	from 2014 to 2018	> 2018	Account total	corresponding %
Intangible assets	21.1	8.1	1.0	0.9	0.8	0.8	0.3	9.2	10,691.6	0.2%
Property, plant and equipment	2,417.1	421.6	37.3	33.6	43.0	47.5	304.1	1,530.0	63,482.1	3.8%
Equity investments	1,192.9	155.8	6.4	7.2	36.2	243.1	411.5	332.7	6,413.3	18.6%
Bank accounts	68.0	63.3	0.6	0.0	0.7	0.0	2.4	1.0	9,049.3	0.8%
Other assets	132.9	36.8	0.4	24.8	13.7	2.1	22.2	32.9	32,691.0	0.4%
TOTAL	3,832.0	685.6	45.7	66.5	94.4	293.5	740.5	1,905.8	122,327.3	3.1%

Note: the total amount of the pledge relating to equity instruments may relate to consolidated equity instruments with zero value in the consolidated balance sheet (elimination of these equity instruments upon consolidation).

REFERENCE DOCUMENT 2008    495

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21.1 AMOUNT OF SUBSCRIBED CAPITAL

The following transactions marked 2008 and the beginning of 2009:

•

on July 22, 2008, the creation of 1,207,660,692 new shares of a par value of €1 each, which are fully subscribed and paid up, cum dividend, as part of the capital increase to remunerate SUEZ’s contribution to Gaz de France under the merger;

•

on January 21, 2009, the creation of 2,111,140 new shares, which have been fully subscribed and paid up, resulting from the share subscription options previously granted by SUEZ and taken over by GDF SUEZ as part of the commitments made by the Ordinary and Extraordinary Shareholders Meeting of July 16, 2008 that approved the merger-takeover of SUEZ by Gaz de France. Said new shares were recorded in GDF SUEZ’s financial statements at December 31, 2008.

A Total of, 1,209,771,832 GDF SUEZ shares were issued between July 22, 2008 and January 31, 2009.

21.1.1 AUTHORIZED UNISSUED CAPITAL

The Company’s shareholders delegated the following powers and authorisations in relation to financial matters to the Board of Directors at the Ordinary and Extraordinary Shareholder’s meeting of July 16, 2008:

AUTHORIZATIONS GRANTED BY THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON JULY 16, 2008
Resolution	Type of delegation of authority	Validity and expiration	Maximum nominal amount per authorization (in millions of euros or percentage of capital)	Amounts utilized (in number of shares issued or as a percentage of capital)	Remaining balance (as a percentage of capital)
13th

Capital increase, either by issuing, with preferential subscription rights, shares and/or securities that may be converted into shares of the Company or subsidiaries either by capitalizing premiums, reserves, profits or other reserves

26 months (up to September 16, 2010)

€250 million for shares (*)
(corresponding to a capital increase of 11.41%) or total of amounts that may be capitalized in the event of the capitalization of premiums, reserves, profits or other reserves

+ €5 billion for debt securities (*)

				None	Full amount of the authorization
14th

Capital increase, either by issuing, without preferential subscription rights, shares and/or securities that may be converted into shares of the Company or subsidiaries or of shares of the Company to which the securities to be issued by the subsidiaries would grant entitlement, including in order to remunerate securities contributed under a Public Offer of Exchange or, within the limit of 10% of the share capital, contribitions in kind granted to the Company and comprised of capital securities

		26 months (up to September 16, 2010)	€250 million for shares (*) (corresponding to a capital increase of 11.41%) + €5 billion for debt securities *	None	Full amount of the authorization

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16th

Capital increase by the issue of shares and/or securities that may be converted into shares of the Company within the limit of 10% of the share capital in order to remunerate the contributions in kind granted to the Company and comprised of capital securities

		26 months (up to September 16, 2010)	€250 million for shares (*) (corresponding to a capital increase of 11.41%) + €5 billion for debt securities *	None	Full amount of the authorization
17th	Capital increase reserved for employees members of a GDF SUEZ Group Saving Plan	26 months (up to September 16, 2010)	€40 million i.e. 40 million shares (approximately 1.83% of the capital)	None	Full amount of the authorization
18th	Capital increase, without preferential subscription rights, in favor of all entities whose exclusive object is to favor access to the share capital GDF SUEZ by the Group’s foreign employees	18 months (up to January 16, 2010)	€20 million i.e. 20 million shares (approximately 0.91% of the capital)	None	Full amount of the authorization
20th	Capital increase by the issue of shares and/or issue of securities that may be converted into shares of the Company or subsidiaries by capitalizing premiums, reserves, profits or other reserves.	26 months (up to September 16, 2010)

€250 million for shares (*) (corresponding to a capital increase of 11.41%) or the total amounts that may be capitalized in the event of the capitalization of premiums, reserves, profits or other reserves

+ €5 billion for debt securities (*)

				None	Full amount of the authorization
21st	Authorization to allocate bonus shares to corporate officers and employees of the Company and/or companies of the Group	12 months (up to July 16, 2009)	Maximum interest: 0.5% of capital Chargeable on the 0.5% of the 22nd resolution approved by the Annual Shareholders’ Meeting of July 16, 2008	Allocation on November 12, 2008 of 1,812,548 existing performance shares, i.e. 0.1% of the capital at 12/31/2008	i.e. 0.4% of the capital and 0.1% factoring in subscription options charged to the same budget allowance
22nd	Delegation to be granted to the Board of Directors to grant share subscription and purchase options to corporate officers and to employees of the Company and/or companies of the Group	12 months (up to July 16, 2009)	Maximum interest: 0.5% of capital	Allocation on November 12, 2008 of 7,645,990 share purchase options, i.e. 0.3% of the capital at 12/31/2008	0.2% of capital
23rd	Authorization to reduce the capital by cancelling treasury stock	26 months (up to September 16, 2010)	10% of the share capital per 24-month period	None	Full amount of the authorization
24th	Authorization to trade in the Company’s own shares	18 months (up to January 16, 2010)	Maximum purchase price: €55 Maximum interest: 10% of capital Aggregate amount of acquisitions: ≤ €12 billion	GDF SUEZ holds 2.20% of its capital at December 31, 2008	7.80% of capital
* This is a common global limit set for the 13th, 14th, 15th, 16th, 17th and 18th resolutions of the Annual Shareholders’ Meeting of July 16, 2008.

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21.1.2 NON EQUITY

Irredeemable and non-voting securities

The Company (formerly Gaz de France) issued irredeemable and non-voting securities in 1985 and 1986 in two tranches, A and B. Only tranche A securities are outstanding; Tranche B securities were fully repaid in 2000.

• FEATURES OF TRANCHE A SECURITIES

Unit par value	€762.25
Remuneration (*)	Fixed portion	63% of the average bond rate
	Variable portion	depends on the added value of GDF SUEZ
Repurchase

Possible redemption at any time of all or part on the Stock Exchange as the Company wishes.The ecurities thus repurchased shall be cancelled. The securities may be repaid in full or in part as the Company wishes at a price equal to 130% of the par value.

Stock exchange listing	Paris
ISIN code	FR 0000047748
(*) The minimum annual remuneration is 85% of the average bond rate and the maximum annual remuneration is 130% of the average bond rate.

As of December 31, 2008, there were 629,887 non-voting tranche A shares outstanding, representing a nominal outstanding of €480,131,365.75. Their total market value, based on closing price on December 30, 2008 (€800), was €503,909,600.

• REMUNERATION OF TRANCHE A SECURITIES OVER THE LAST THREE YEARS

In euros	2006	2007	2008
Fixed remuneration	18.70	21.03	22.11
Variable remuneration	37.14	41.07	43.37
Theoretical total remuneration	55.84	62.11	65.48
Minimum remuneration	25.24	28.38	29.84
Maximum remuneration	38.60	43.40	45.63
Gross remuneration per security	38.60	43.40	45.63

GDF SUEZ is governed by the provisions of Articles R. 228-49 and of the French Commercial Code (Code de commerce) applicable to issuers of irredeemable and non-voting securities and must, in this respect, under Article R. 228-67 of the French Commercial Code, call a General Meeting of holders of said securities by placing a notice in the Bulletin des Annonces Légales Obligatoires (Bulletin of Mandatory Legal Announcements or BALO).

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• TRADING VOLUMES AND HIGH AND LOWS PRICES OF THE TRANCHE A SECURITIES

	High (euros)	Low(euros)	Trading volume (securities)
2005
January	970	961	1,263
February	977	966	304
March	975	970	648
April	979	970	304
May	980	975	226
June	989	975	442
July	981	977	170
August	987	977	163
September	992	980	139
October	990	955	470
November	969	955	238
December	965	953	266
2006
January	965	912	245
February	959	910	878
March	965	915	729
April	960	915	664
May	960	915	894
June	958	924	1,056
July	949	924	224
August	950	921	513
September	950	922	946
October	950	920	1,167
November	912	900	961
December	912	889	2,887
2007
January	912	906	631
February	910	906	795
March	915	908	185
April	915	905	1,159
May	915	905	525
June	924	906	420
July	924	906	656
August	921	906	1,035
September	922	907	689
October	920	883	723
November	900	881	858
December	889	871	493

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2008
January	883	850	901
February	864	849	947
March	855	819	1,055
April	836	810	607
May	845	800	203
June	824	812	992
July	847	792	814
August	880	858	457
September	879	835	409
October	851	745	488
November	775	745	583
December	800	750	377
2009
January	810	800	541
February	801	781	904

Euro Medium Term Notes (“EMTN”) Program

At the date of the merger on July 22, 2008 Gaz de France had a Euro Medium Term Notes (“EMTN”) program of an amount of €4 billion that has not been updated.

At the date of the merger on July 22, 2008 SUEZ had a €10 billion EMTN program with SUEZ Finance, GIE SUEZ Alliance, Electrabel and Belgelec Finance as issuers and GIE SUEZ Alliance as guarantor.

On October 7, 2008, this €10 billion program was updated with GDF SUEZ and Electrabel as issuers and GDF SUEZ as guarantor.

On January 20, 2009, the amount of the program was increased to €15 billion.

Bond issues

The outstanding amount of bond loans issued by Gaz de France prior to the merger amounted to €2,023 million SUEZ had no more bond loans outstanding at said date.

On account of the merger-takeover of SUEZ by Gaz de France on July 22, 2008, the Company became a member of the GIE GDF SUEZ Alliance (formerly named GIE SUEZ Alliance). The amount of outstanding bond loans issued or guaranteed by GIE GDF SUEZ Alliance of which GDF SUEZ is now a member, stood at €5,670 million at December 31, 2008.

Between October 17, 2008 and February 15, 2009, the Company issued the equivalent of close to €10 billion under its EMTN program via benchmark transactions on the Euro, Sterling and Swiss Franc markets, by private placements in Japanese yen and lastly by a transaction for individuals in Belgium and Luxembourg.

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The main features of bond issues outstanding at February 15, 2009 by the Company and issued or guaranteed by GIE GDF SUEZ ALLIANCE, of which the Company is a member, are listed in the table below.

• MAIN FEATURES OF BOND ISSUES

Issuer	Currency	Coupon rate	Maturity	Amount issued (in stated currency) (in millions)	Exchange	ISIN Code
Gaz de France	EUR	4.750%	02/19/2013	1,250	Euronext Paris Luxembourg	FR0000472326
Gaz de France	EUR	5.125%	02/19/2018	750	Euronext Paris Luxembourg	FR0000472334
Gaz de France	JPY	0.658%	03/26/2009	3,000	None	FR0010069534
Belgelec	EUR	5.125%	06/24/2015	750	Luxembourg	FR0000475741
Belgelec	EUR	5.500%	02/20/2009	504	Luxembourg	FR0000488207
Belgelec	EUR	5.875%	10/13/2009	1,220	Luxembourg	FR0000495848
Belgelec	EUR	4.250%	06/24/2010	650	Luxembourg	FR0000475733
Belgelec (*)	EUR	3m + 12.5bp	05/03/2011	400	Luxembourg	FR0010463646
Belgelec	CHF	3.250%	12/22/2014	340	SIX	CH0035844890
Electrabel	EUR	4.750%	04/10/2015	600	Luxembourg	BE0934260531
GIE (*)	EUR	5.500%	11/26/2012	300	Luxembourg	FR0000471054
GIE	EUR	5.750%	06/24/2023	1,000	Luxembourg	FR0000475758
SFSA (*)	CZK	3m + 60bp	06/24/2010	500	Luxemburg	FR0000474231
GDF SUEZ (*)	EUR	6.250%	01/24/2014	1,400	Luxembourg	FR0010678151
GDF SUEZ (*)	EUR	6.875%	01/24/2019	1,200	Luxembourg	FR0010678185
GDF SUEZ (*)	EUR	4.375%	01/16/2012	1,750	Luxembourg	FR0010709261
GDF SUEZ (*)	EUR	5.625%	01/18/2016	1,500	Luxembourg	FR0010709279
GDF SUEZ (*)	EUR	6.375%	01/18/2021	1,000	Luxembourg	FR0010709451
GDF SUEZ (*)	EUR	5.000%	02/23/2015	750	Luxembourg	FR0010718189
GDF SUEZ (*)	GBP	7.000%	10/30/2028	500	Luxembourg	FR0010680041
GDF SUEZ (*)	GBP	6.125%	02/11/2021	700	Luxembourg	FR0010721704
GDF SUEZ (*)	CHF	3.500%	12/19/2012	975	SIX	CH0048506874
GDF SUEZ (*)	JPY	3.180%	12/18/2023	15,000	None	FR0010697193
GDF SUEZ (*)	JPY	3m + 120bp	02/05/2014	18,000	None	FR0010718205
(*) Issues made under the €15 billion EMTN program.

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Commercial paper

The Company has short term financing programs (commercial paper and US Commercial Paper).

GDF SUEZ set up a new €5 billion commercial paper program on August 13, 2008. In this framework, GDF SUEZ must comply with its obligations as issuer of negociable debt instruments. These obligations are stipulated by Decree no 92-137 of February 13, 1992 and by the implementing order of February 13, 1992. These texts require the issuers of negotiable debt instruments to create financial presentation documentation covering their business, financial position and their issue program. This documentation is updated each year following the General Shareholders’ Meeting called to approve the financial statements for the previous year. Moreover, GDF SUEZ must immediately update the financial documentation following any modification to the ceilling for the outstanding amount, its rating as well as any change that may have a material impact on the outlook for the issued securities or repayment of debt. These updates are sent to the Banque de France. The Company makes the financial documentation and its updates available to the Autorité des marchés financiers.

At December 31, 2008, the outstanding amount was €4,747 million.

The Company set up a new USD3 billion US Commercial Paper progam on October 9, 2008. At December 31, 2008, the amount outstanding was USD1,350 million.

The Gaz de France Euro Commercial Paper and US Commercial Paper program was terminated on November 25, 2008.

21.1.3 TREASURY STOCK

The twenty-fourth resolution of the General Shareholders’ Meeting of July 16, 2008 authorised the Company to trade in its own shares with a view to managing its shareholders equity according to the applicable laws and regulations.

Terms:

•

maximum purchase price: €55;

•

maximum shareholding: 10% of the share capital;

•

aggregate amount of acquisitions: €12 billion.

A one-year liquidity contract, renewable by tacit agreement, of an initial value of €55 million was signed on May 2, 2006, on the Euronext Paris market and implemented by Rothschild & Cie Banque. The amount of this contract was raised to €150 million on July 22, 2008. On the same date, the scope of this contract was extended to the Euronext Bruxelles market of NYSE Euronext by €15 million but ended on January 13, 2009 due to the the implementation of a centralized order book between Paris and Brussels.

This contract aims, in particular, to reduce the volatility of the GDF SUEZ share and therefore risk perceived by investors. This contract complies with the Code of Conduct drawn up by the Association Française des Entreprises d’Investissement (French Association of Investment Companies) and continues to apply in 2009.

Moreover, GDF SUEZ shares were acquired by GDF SUEZ outside said contract.

Between the Annual Shareholders’ Meeting of July 16, 2008 and December 31, 2008, the Company bought 16,010,579 shares for a total value of €556.3 million and a value of €34.74 per share on the stock exchange including 3,612,579 shares under the liquidity contract and 12,398,000 shares outside said contract. Over the same period, GDF SUEZ sold 3,515,836 shares for a total sale value of €123.4 million (i.e. €35.09 per share).

Between January 1, 2009 and February 28, 2009, the Company bought 11,204,487 of its own shares for a total value of €314.9 million (i.e. unit value of €28.11 per share), including 1,404,487 shares under the liquidity contract and sold under the said contract 853,846 shares for a total value of €27.8 million (i.e. €32.58 per share).

On February 28, 2009, the Company held 2.23% of its capital, i.e. 48,873,950 shares, including:

•

650,000 shares under the liquidity contract;

•

36,898,000 shares to be cancelled;

•

11,325,950 shares to cover purchase options and bonus shares.

Description of the stock repurchase program to be submitted to the Ordinary and Extraordinary Shareholders’ Meeting of May 4, 2009 (fifth resolution)

The purpose of the following description of the program pursuant to Articles 241-1 to 241-6 of the AMF’s General Rules is to set out the goals terms and conditions of GDF SUEZ’s stock repurchase program that will be submitted to the Annual Shareholders’ Meeting called on May 4, 2009.

A.  Main features of the program

The main features and goals of the progam are summarized below:

•

relevant securities: Shares listed on Eurolist – SRD at the Paris Stock Exchange or on Eurolist at the Brussels Stock Exchange;

•

maximum capital repurchase percentage authorized by the Annual Shareholders’ Meeting: 10%;

•

maximum purchase price: €55 per share.

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B.  Goals of the stock repurchase program

The goals of GDF SUEZ stock repurchase program are summarized below:

•

ensuring liquidity in the Company’s shares by an investment service provider under liquidity contracts;

•

subsequent cancellation of the shares thus purchased subject to a decision or authorization to reduce the share capital granted by the Extraordinary Shareholders’ Meeting;

•

allocation or assignment of shares to employees or former employees and corporate officers or former corporate officers of the Group;

•

the setting up of share purchase or subscription options or bonus share plans;

•

lock-up and later delivery of shares (as exchange, payment or otherwise) under external growth transactions within the limit of 5% of the number of shares making up the share capital;

•

hedging of securities giving right to the granting of Company shares by delivering shares upon exercising rights attached to securities giving rights, by redemption, conversion, exchange, submission of a warrant or in any other way to granting of Company shares.

C.  Terms

1. Maximum percentage of capital that can be repurchased and maximum amount payable by GDF SUEZ

The maximum number of shares that can be bought by GDF SUEZ may not exceed 10% of the shares capital of the Company on the date of the Annual Shareholders’ Meeting, i.e. approximately 219 million shares, for a maximum theoretical amount of €12 billion. GDF SUEZ reserves the right to hold the maximum amount authorised.

At February 28, 2008, GDF SUEZ directly held 48,873,950 million share, i.e. 2.23% of the capital.

Therefore, the share repurchases may, based on the capital estimated at the date of the Meeting, relate to 170 million shares, representing 7.7% of the capital, i.e. a maximum amount payable of €9.3 billion.

2. Maximum term of stock repurchase program

The stock repurchase program will be in effect, in accordance with the fifth resolution of the Shareholders’ Meeting of May 4, 2009, for 18 months beginning on the date the Annual Shareholders’ Meeting is held, i.e. up to November 6, 2011.

21.1.4 AMOUNT OF SECURITIES CONVERTIBLE, EXCHANGEABLE OR ACCOMPANIED BY EQUITY WARRANTS, WITH AN INDICATION OF THE TERMS AND CONDITIONS FOR CONVERSION, EXCHANGE OR SUBSCRIPTION

Not applicable.

21.1.5 INFORMATION ON THE CONDITIONS GOVERNING ANY RIGHT OF PURCHASE AND/OR ANY OBLIGATION RELATED TO THE SUBSCRIBED, UNPAID CAPITAL, OR ANY ACTION AIMED AT INCREASING THE SHARE CAPITAL

Not applicable.

21.1.6 INFORMATION ON THE SHARE CAPITAL OF ANY MEMBER OF THE GROUP THAT IS UNDER OPTION OR SUBJECT TO A CONDITIONAL OR UNCONDITIONAL AGREEMENT PROVIDING THAT IT BE PLACED UNDER OPTION

Not applicable.

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21.1.7 HISTORY OF THE SHARE CAPITAL OF GDF SUEZ

Share issue
Date	Event	Amount (euros)	Premium (euros)	Capital (euros)	Number of shares	Par value per share (euros)
11/17/2004	Decree no. 2004-1223 of November 17, 2004 publishing the bylaws of the public limited company (société anonyme) Gaz de France			903,000,000	451,500,000	2.00
04/28/2005	Two-for-one stock split			903,000,000	903,000,000	1.00
07/07/2005	Privatization – Increase of the share capital	70,323,469				1.00
07/08/2005	Increase of the share capital for exercise of the over-allocation option			983,871,988	983,871,988	1.00
07/22/2008	Increase of the share capital for the merger-takeover of SUEZ by Gaz de France	1,207,660,692	27,756,244,783	2,191,532,680	2,191,532,680	1.00
01/21/2009	Increase of the share capital resulting from the exercise of share subscription options	2,111,140 (*)		2,193,643,820	2,193,643,820	1.00
* Said new shares were recorded in the financial statements of GDF SUEZ at December 31, 2008.

A total of, 1,209,771,832 GDF SUEZ shares were issued between July 22, 2008 and January 31, 2009.

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21.2 INCORPORATING DOCUMENTS AND BYLAWS

21.2.1 ISSUER’S CORPORATE PURPOSE

The Company’s purpose is the management and development of its current and future assets, in all countries, by all means and especially to:

•

prospect, produce, process, import, export, buy, transport, store, distribute, supply and market combustible gas, electricity and all other energy;

•

trade in gas, electricity and all other energy;

•

supply services related to the aforementioned activities;

•

carry out the public service missions that are assigned to it under current law and regulations, in particular, the Nationalisation of Electricity and Gas Act no. 46-628 of April 8, 1946, the Gas and Electricity Markets and the Public Service of Energy Act no. 2003-8 of January 3, 2003, the Public Service of Electricity of Gas and Electricity and Electrical and Gas Companies no. 2004-803 of August 9, 2004 as well as the Energy Sector Act no. 2006-1537 of December 7, 2006;

•

study, design and implement all projects and all public or private works on behalf of all public authorities and individuals; prepare and enter into all agreements, contracts and deals related to the implementation of said projects and said work;

•

participate directly or indirectly in all operations or activities of any kind that may be connected to one of the aforementioned objects or that are liable to further the development of the company’s assets, including research and engineering activities, by setting up new companies or undertakings, by contribution, subscription or purchase of securities or rights with respect to entities, by acquiring interests or holdings, in any form whatsoever, in all existing or future undertakings or companies, via mergers, partnerships or any other form;

•

create, acquire, rent, lease all personal property, real property and businesses, rent, install, and operate all establishments, businesses, plants or workshops connected with one of the aforementioned objects;

•

register, acquire, operate, grant or sell all processes, patents and patent licences relating to the activities connected with one of the aforementioned objects;

•

obtain, acquire, rent and operate, mainly via subsidiaries and holdings, all concessions and undertakings related to the supply of drinking water to municipalities or water to industry, to the evacuation and purification of waste water, to drainage and sanitation operations, to irrigation and transport, to protection and pondage structures as well as all to sales and service activities to public authorities and individuals in the development of towns and the management of the environment;

•

and in general to carry out all industrial, commercial, financial, personal property or real property operations and activities of any kind, including services, in particular insurance intermediation, acting as an agent or delegated agent in a complementary, independent or research position; these operations and activities being directly or indirectly related, in whole or in part, to any one of the aforementioned objects, to any similar, complementary or related objects and to those that may further the development of the Company’s business.

21.2.2 CORPORATE GOVERNANCE BODIES

Regarding the formation and operating procedures of corporate governance bodies, refer to Section 14.1 “Information concerning the administrative bodies”, to Section 14.4 “Information concerning general management” and Section 16 “Operation of administrative and management bodies, Operating procedures of the Board of Directors”.

Board of Directors

GDF SUEZ is managed by a Board of Directors.

The Board determines the Company’s business strategy and sees to the implementation thereof. Subject to the powers expressly granted to General Shareholders’ Meetings and within the limit of the Company’s corporate purpose, the Board deals with all matters concerning the smooth running of the Company and through its decisions manages the Company’s business. The Board may carry out the controls and verifications that it considers appropriate.

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a) Appointment of Directors

Subject to the special rules governing Directors representing the State, the three Directors representing employees and the Director representing employee-shareholders, the General Shareholders’ Meeting appoints Board members.

Directors representing the State are appointed pursuant to the provisions of Article 2 of the Decree-Act of October 30, 1935 as amended, Directors representing employees and the Director representing employee-shareholders are appointed pursuant to the provisions of articles L. 225-28 and L. 225-23 of the French Commercial Code and the bylaws.

Up to the close of the General Shareholders’ Meeting called in 2010 to approve the 2009 financial statements, the Company shall be managed by a Board of Directors comprised of twenty-four members at most.

As from the close of the General Shareholders’ Meeting called in 2010 approve the 2009 financial statements, the Board of Directors shall be comprised of twenty-two members at most pursuant to the provisions of articles L. 225-17, L. 225-23 and L. 225-27 of the French Commercial Code.

b) Rights and responsibilities of the Directors

The Board represents all shareholders, regardless of its compartion and the origin of its members.

Directors must act in all circumstances in the Company’s interest and, regardless of the method of their appointment, must consider himself/herself to represent all shareholders.

Directors shall carry out their duties independently, fairly and professionally. He/she shall endeavour, in all circumstances, to maintain his/her independence of analysis, judgement, decision and action. He/she undertakes not be influenced by any information that is not related to the Company’s interest which it is his/her role to protect and to warn the Board of any information of which he/she is aware that seems to him/her liable to affect the Company’s interests.

It is his/her duty to clearly express his questions and opinions and endeavour to convince the Board of the relevance of his/her positions. In the event of disagreement, he/she shall see that they are explicitly recorded in the minutes of the Board’s meetings.

The Director undertakes to devote the necessary time and attention to his/her duties. They will stay informed of the business lines and the specifics of the Company, its issues and values, including by questioning principal officers. He/she shall assiduously and diligently attend Board meetings. He/she shall attend General Shareholders’ Meetings.

He/she shall endeavour to obtain the information he/she considers to be essential for his/her information in order to deliberate within the Board with full knowledge of the facts within suitable time limits and shall endeavour to update the knowledge that he/she deems to be useful and may request the undertaking to provide him/her with the training that he/she needs to properly carry out his/her assignment.

Measures shall be taken to ensure the independence of employee Directors, in particular, at the level of their careers.

Directors shall contribute to the collegial administration and efficacy of the proceedings of the Board and of any specialized committees set up within the Board. He/she shall make recommendations that he/she considers may improve the operating procedures of the Board, in particular, at the time of the periodic assessment thereof (not exceeding two years) by an independent director. He/she shall accept the assessment of his own actions within the Board.

They agree, along with all the members of the Board of Directors, to ensure that their supervisory duties are accomplished with efficiency and without any obstacles. In particular, he/she shall see that procedures to check compliance with laws and regulations in letter and spirit are set up in the undertaking.

He/she shall ensure that that the positions adopted by the Board are covered, in particular, relating to the approval of financial statements, the budget, resolutions to be put to the Annual Shareholders’ Meeting as well as to important matters relating to the life of companies, by formal decisions that are correctly substantiated and recorded in the minutes of the Board’s meetings.

Under the provisions of Article 13.6 of the bylaws, all Directors must own at least fifty (50) shares of the Company, unless an exemption has been granted under the applicable law or regulations. This obligation does not apply to representatives of the State or shareholder-employee representatives.

c) Term of office of Directors

The term of office of all Directors is four years and expires at the close of the General Shareholders’ Meeting called to approve the financial statements of the past year and held in the year during which the term of office expires and Substitutes may carry on his/her duties only for the unexpired term of office.

Notwithstanding the foregoing, among the Directors whose appointment was decided by the General Shareholders’ Meeting of July 16, 2008:

•

one Director was appointed for a period expiring at the close of the General Annual Shareholders’ Meeting held in 2010 approve the 2009 financial statements;

•

five Directors were appointed for a period of three years expiring at the close of the General Shareholders’ Meeting held in 2011 to approve the 2010 financial statements;

•

seven Directors appointed by the General Shareholders’ Meeting of July 16, 2008 were appointed for a period of four years expiring at the close of the General Shareholders’ Meeting held in 2012 to approve the 2011 financial statements.

Directors representing employees and the director representing the employee shareholders are appointed for a term of office expiring at the close of the General Annual Shareholders’ Meeting held in 2013 to approve the 2012 financial statements. In the event a seat of a Director appointed by the employees falls vacant, the vacant seat is filled in accordance with the provisions of article L. 225-34 of the French Commercial Code.

In the event of vacancy caused by death or resignation of one or more seats of Directors appointed by the General Shareholders’ Meeting, the Board of Directors may, between two General Shareholders’ Meetings, replace Directors whose position has become vacant during the term of office, unless the number of Directors in office falls below the legal minimum, in which case the Board of Directors or, failing this, the Statutory Auditors must immediately call a General shareholders’ Meeting with the purpose of completing the Board line up. Provisional appointments made by the Board of Directors are subject to approval by the very next General Shareholders’ Meeting.

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These provisions are not applicable in the event of a vacancy, for any reason whatsoever, of a seat of a Director appointed by the employees and the seat of the Director representing employe shareholders.

d) Directors representing employees and employee shareholders

The Director representing employee-shareholders has the same status, same powers and same responsibilities as the other directors.

The duties of Directors appointed by employees end either upon the proclamation of the results of the election that the Company must organise in accordance with the terms of the bylaws or in the event of the termination of their employment contract or in the event of removal from office pursuant to the conditions provided for under the applicable law or regulations or for other reasons provided for by law for Directors appointed by the General Shareholders’ Meeting.

In the event of a vacancy of a seat of a Director appointed by the employees, the vacant seat is filled pursuant to the terms and conditions provided for in Article L. 225-34 of the French Commercial Code.

Subject to the rules relating to coopting not applicable to him/her, ther termination of his/her duties shall be subject to the same rules as those applicable to other shareholders. Moreover, his/her term of office shall end automatically in the event of loss of (i) his/her capacity as employee of the company or companies or consortia affiliated to it within the meaing of Article L. 225-180 of the French Commercial Code or (ii) his/her capacity as shareholder of the Company, individually or via a company mutual fund, unless, in the latter case, he/she brings his/her situation into compliance within a three month period.

In the event of the vacancy of the position of Board member representing employee shareholders for any reason, the applicants to replace such Director shall be appointed in accordance with the terms provided for in Article 13.3 of the Bylaws at the latest prior to the meeting of the very next General Shareholders’ Meeting or, if it is held less than four months after the position has become vacant, prior to the next General Shareholders’ Meeting. The Board of director may validly meet and deliberate up to the date of his/her appointment.

e) Non-voting members of the Board

The General Shareholders’ Meeting may appoint one or more non-voting members (censeurs) to the Company, within the limit of a maximum number of four, who may be natural persons or legal entities, chosen among the shareholders or outside them, for a term of office of four years expiring at the close of the General Shareholders’ Meeting held in the year during which the term of office expires to approve the financial statements of the past year.

The Board of Directors shall determine the terms and conditions in which the non-voting members shall carry out their duties.

f) Government commissioner

Pursuant to Artical 24.2 of Law no. 2004-803 of August 9, 2004, the Minister for Energy shall appoint a Government commissioner to the Company who shall attend meetings of the Board of Directors and its committees in an advisory capacity and may present his/her observations to any General Shareholders’ Meeting.

General Management

a) Chairman and Chief Executive Officer

Subject to the powers expressly granted by law to Shareholders’ Meetings, powers that it grants specially to the Board of Directors and within the scope of the Company’s objects as well as the of the provision of Article 13 to 15 of Law no. 2004-803 of August 9, 2004, either the Chairman of the Board of Directors or another natural person appointed by the Board of Directors and holding the title of Chief Executive Officer shall be responsible for the general management of the Company under the responsibility of the Board of Directors.

The Board of Directors, at its meeting of July 22, 2008, decided not to separate the duties of Chairman and Chief Executive Officer. The Chairman of the Board of Directors shall be responsible for the general management of the Company.

The Chairman of the Board of Directors shall represents the Board. He/she shall organise and manage the Board’s proceedings and report thereon to the General Shareholders’ Meeting. He/she shall see to the proper operating of the Company’s bodies and ensure, in particular, that Directors are able to carry out their duties.

The Chairman shall chair Board meetings, direct proceedings and ensure compliance with the internal regulations. He/she may suspend the meeting at any time. He/she shall see to the quality of discussions and collegial nature of the Board’s decisions. He/she shall ensure that the Board devotes sufficient time to discussions and allow each agenda item time commensurate with the stake that it represents for the Company. The Chairman shall see, in particular, that questions posed in compliance with the agenda receive an adequate reply.

If the Chairman is unable to act, he/she shall be replaced, in accordance with Article 16 of the bylaws, by one of the Vice-Chairmen or, failing this, by a Director that the Board chooses at the start of the meeting.

The Chief Executive Officer shall be vested with the broadest powers to act in the Company’s in all circumstances. He/she shall exercise his/her powers within the scope of the Company’s objectives and subject to the powers expressly granted by law to Shareholders’ Meetings and to the Board of Directors. The Board of Directors shall determine, in accordance with the conditions provided for by law, the scope and term of powers granted to the Chief Executive Officer.

Regardless of the term of office granted, the duties of the Chief Executive Officer shall end no later than at the close of the meeting of the Ordinary General Shareholders’ Meeting held to approve the financial statements of the past year in the year during which the Chief Executive Officer reaches the age of 65 years.

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b) President

The Board of Directors may appoint, in accordance with the conditions provided for by law, one sole individual to assist the Chief Executive Officer bearing the title of President, who shall be chosen among Board members. The President shall also be appointed Vice-Chairman of the Board of Directors under Article 16 of the bylaws.

Regardless of the term of office granted, the duties of the President shall end no later than at the close of the meeting of the Ordinary General Shareholders’ Meeting held to approve on the financial statements of the past year in the year during which the President reaches the age of 65 years.

The President shall have the same powers and the same limitations as the Chief Executive Officer with regard to third parties.

The Board of Directors shall determine, in accordance with the conditions provided for by law, the scope and term of powers granted to the Vice Chairman and President.

c) Vice-Chairman of the Board of Directors

The Board of Directors may appoint one or more Vice-Chairman/Chairmen among Board members. Article 16 of the bylaws provides that the President is also appointed Vice-Chairman of the Board of Directors.

The Vice-Chairman shall chair the Board in the event of the Chairman’s absence.

Decisions of the Board of Directors

The Chairman shall call Board meetings in accordance with the conditions provided for by law, the Bylaws and the Internal Regulations. The notice of meeting shall set the meeting venue and include the agenda.

When the Board of Directors has not met for more than two months, at least one-third of the Board members may request the Chairman to call a Board meeting to address a given agenda. The Board of Directors shall meet at any venue mentioned in the notice of meeting.

The Chairman may take the initiative of organizing Board meetings by videoconference, Internet or by any other means of telecommunication, within the limits and subject to the conditions set under current law and regulations and, where applicable, the Internal Regulations.

The Board may validly deliberate only if at least half of the Directors are present or deemed to be present at the meeting, without account being taken of members represented.

Directors who participate in Board meetings by all videoconference or telecommunication means that allow them to be identified and that guarantee their effective participation in accordance with the conditions set under current regulations, the terms of the bylaws and the internal regulations are deemed to be present for calculation of the quorum and majority.

The Chairman sets the agenda of meetings. Any Director that wishes to discuss any issue not on the agenda with the Board shall inform the Chairman thereof prior to the meeting. The Chairman shall inform the Board thereof.

Decisions are taken in accordance with the quorum and majority conditions provided for by law. The Chairman shall have a casting vote in the event of a tie in voting.

Regulated agreements

Any agreement entered into directly or through an intermediary between GDF SUEZ and one of the Board members, its Chairman and Chief Executive Officer, its Vice-Chairman and President or a shareholder holding voting rights in excess of 10% or, if it involves a shareholder company, the company that controls it within the meaning of Article L. 233-3 of the French Commercial Code must be submitted to the prior authorization of the Board of Directors.

This authorization is also required in the event of agreements entered into between GDF SUEZ and in which one of the natural persons or legal entities mentioned in the previous paragraph is indirectly involved in as well as in the event of agreements entered into between GDF SUEZ and a company, if one of the Directors, the Chief Executive Officer or one of the Presidents, is the owner, a partner with unlimited liability, legal manager, director, member of the Supervisory Board or, in general, an executive manager of said company.

Independent Directors, may make a recommendation, in the Company’s interest, to the Board of Directors on said agreements.

Without prejudice to the formalities of prior authorization and control laid down by law and the bylaws, the Company’s Directors must promptly disclose to the Chairman any agreement entered into by the Company and in which they are directly or indirectly involved.

In particular, Directors must thus disclose to the Chairman any agreement entered into between themselves or a company of which they are executive managers or in which they directly or indirectly hold a significant interest and the Company or one of its subsidiaries.

The Chairman shall promptly notify all Directors of the essential terms and conditions of agreements disclosed and notify the Statutory Auditors of agreements authorized by the Board within a one-month period after said agreements have been signed.

The foregoing terms are not applicable to agreements relating to day to day transactions and entered into under normal conditions, which shall be subject to the formalities provided for in Article L. 225-39 of the French Commercial Code.

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Compensation of Directors and non-voting Board members

The General Shareholders’ Meeting shall set the annual global amount of attendance’ fees allocated to the Board of Directors which, on recommendation of the Compensation Committee, shall allocate said compensation between its members and set the amount of the non-voting members’ fees by deduction from the annual budget for attendance fees.

The Company shall reimburse Directors for expenses incurred to carry out their term of office upon presentation of documentary evidence.

Employee representatives shall be allowed a time credit equal to half of the statutory work time.

21.2.3 RIGHTS, PRIVILEGES AND RESTRICTIONS ATTACHED TO SHARES

Attendance at meetings (Article 20 of the Bylaws)

Any shareholder has the right to attend the meetings provided his shares are paid in full.

The right to attend meetings or to be represented there is subject to the account registration of the securities in the shareholder’s name on the third business day prior to the meeting at zero hours, Paris time, either in the registered securities’ accounts held by the Company or in bearer securities’ accounts held by the authorized intermediary.

The Board of Directors may, if it deems necessary, send to the shareholders individualized admission cards in each shareholder’s name and require them to be presented in order to gain access to the General Shareholders’ Meeting.

If the Board of Directors so decides at the time of calling the meeting, the shareholders may participate in the meeting by videoconference or by any telecommunication or teletransmission means, including Internet, that permits their identification in accordance with the terms and conditions set under current regulations. Where applicable, this decision shall be announced in the notice of meeting published in the Bulletin des Annonces Légales Obligatoires (Bulletin of Mandatory Legal Announcements or BALO).

Shareholders may be represented at any meeting either by their spouse or another shareholder.

The owners of securities mentioned in the seventh paragraph of Artice L. 228–1 of the French Commercial Code may be represented, in accordance with the conditions provided for by law, by a registered intermediary.

Voting right (Articles 10, 11, 12 and 20 of the bylaws)

Each share grants a right to vote and to representation at General Shareholders’ Meetings, in accordance with the law and the bylaws. Ownership of one share entails automatic acceptance of these bylaws and of all decisions of the General Shareholders’ Meeting of the Company.

Unless otherwise provided for by law, each shareholder shall have as many voting rights and shall cast as many votes at meetings as he holds shares on which due and payable payments have been paid in full.

The shares are indivisible with regard to the Company. Co-owners of shares are represented at General Shareholders’ Meetings by one of them or by one agent. In the case of disagreement, at the request of the most diligent co-owner, a court may appoint an agent.

The voting rights attached to shares belong to the beneficial owner of the shares, in the case of the Ordinary General Shareholder’s Meetings and to the bare owner, in the case of the Extraordinary General Shareholders’ Meetings.

Any time it is necessary to own several shares in order to exercise any right whatsoever, in the case of an exchange, reorganization or an allotment of shares, or as a result of a share capital increase or decrease, a merger or any other corporate transaction, the owners of isolated shares or an insufficient number of shares may exercise such right provided that they combine or, as the case may be, buy or sell the necessary shares or rights.

Shareholders may be represented at any meeting either by their spouse or another shareholder. The owners of securities mentioned in the seventh paragraph of Artice L. 228-1 of the French Commercial Code may be represented, in accordance with the conditions provided for by law, by a registered intermediary.

Any shareholder may cast a postal vote in accordance with the terms and conditions provided for by law and the regulations. The shareholders may, in accordance with the terms and conditions provided for by law and regulations, send their postal proxy form either as a printed form or, further to a decision of the Board of Directors published in the notice of meeting and the notice to attend the meeting, by teletransmission.

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21.2.4 CHANGE IN RIGHTS ATTACHED TO SHARES

The rights attached to the Company’s shares may be modified only the Extraordinary General Shareholders’ Meeting, subject to the special terms related to the specific share of the State provided for in Article 6 of the bylaws (refer also to section 21 “Share capital” above)

In accordance with the applicable law and regulations, any amendment of the bylaws that defines the rights attached to GDF SUEZ shares must be approved by a two-thirds majority at Extraordinary General Shareholders’ Meetings. All increases in the commitments of the shareholders must be unanimously approved by all shareholders.

21.2.5 GENERAL SHAREHOLDERS’ MEETINGS

Notices to attend meetings (Articles 20, 21 and 22 of the bylaws)

Ordinary and Extraordinary General Shareholders’ Meetings and, where applicable, Special Shareholders’ Meeting shall be called, meet and deliberate in accordance with the conditions provided for by law.

The party issuing the notice of meeting also draws up the agenda of meetings. However, one or more shareholders may, in accordance with the conditions provided for by law, request that draft resolutions be entered on the agenda.

The meeting may take place at the company’s headquarters or at any other location stated in the notice.

The Chairman of the Board of Directors or, in his/her absence, one of the Vice-Chairmen of the Board of Directors or, in the latter’s absence, a Director delegated for this purpose by the Board chairs meetings. Otherwise, the meeting shall appoint its own chairman.

In accordance with the law and regulations, General Shareholders’ Meeting are described as being Extraordinary when their decisions involve an amendment of the bylaws and as Ordinary in all other cases. The General Shareholders’ Meeting and, where applicable, the Special Meetings have the powers defined by law.

The two members of the Shareholders’ Meeting present who accept said duties and who hold the greatest number of votes will act as scrutineers. The officers of the meeting shall appoint the Secretary, who may be chosen from outside the shareholders.

An attendance sheet is kept in accordance with the conditions provided for by law.

Minutes of meetings are drawn up and copies thereof are issued and certified in accordance with the conditions provided for by law.

Attendance at meetings (Article 20 of the bylaws)

Refer to Section 21.2.3 above.

21.2.6 PROVISIONS RESTRICTING THE CHANGE OF CONTROL OF THE COMPANY

Under the terms of Act No. 2004-803 of August 9, 2004 as amended by Act no. 2006-1537 of December 7, 2006, the State must at all times hold more than one third of the Company’s capital.

In line with Article 24.1 of Act no. 2004-803 of August 9, 2004 and Decree no. 2007-1790 of December 20, 2007, the share capital of GDF SUEZ includes a golden share resulting from the transformation of an ordinary share belonging to the French State, with a view to conserving the essential interests of France in the energy sector relating to the continuity and safety of energy supply. The State’s golden share entitles the State to indefinitely disagree with decisions made by GDF SUEZ and its French subsidiaries, who directly or indirectly sell, in any form whatsoever, transfer operation, to assign as surety or guarantee or to change the destination of some assets covered by the decree, if it considers that such a decision is contrary to the essential interests of France in the energy sector relating to the continuity and safety of energy supply.

According to the terms of Article 2 of Decree no. 2007-1790 of December 20, 2007, and its appendix, the assets covered by the State’s right of opposition pursuant to the golden share are:

•

natural gas transport pipelines located on the national territory;

•

assets related to the distribution of natural gas in the national territory;

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•

underground natural gas storage located on the national territory; and

•

liquified natural gas facilities located on French territory.

In line with Decree no. 93-1296 of December 13, 1993 applied pursuant to Article 10 of Act no. (as amended) 86-912 relating to privatizations and concerning certain rights pertaining to the golden share, and to Decree no. 2007-1790 of December 20, 2007, all decisions of this nature must be reported to the Minister of Economy, Industry and Labor.

Apart from the foregoing, the bylaws do not include any other provision that delays, defers or constitutes an impediment to a change in control of the Company.

21.2.7 PROVISIONS RELATING TO THE DISCLOSURE OF INTERESTS

Duty of Disclosure upon Crossing Thresholds (Article 9 of the bylaws)

In addition to the thresholds provided for under Article L. 233-7 of the French Commercial Code, any natural person or legal entity acting alone or in concert who happens to directly or indirectly hold a portion of the capital or voting rights or securities that may be converted in the future to capital of the Company – equal or in excess of 0.5% - must inform the Company thereof by recorded delivery letter, within five trading days as from crossing said 0.5% threshold, by specifying his/her/its identity as well as that of natural persons or legal entities acting in concert with it, and by specifying the total number of shares, voting rights or securities that may be converted in the future to capital that he/she/it owns directly or indirectly or else in concert. This duty of disclosure relates also to the possession of each additional portion of 0.5% of the capital or voting rights or securities that may be converted in the future to capital of the Company. It being specified that thresholds to be declared under this paragraph shall be determined pursuant to the provisions of Articles L. 233-7 and L. 233-9 of the French Commercial Code and current regulations. Said same duty of disclosure applies in accordance with the same time limits in the event of crossing under said 0.5% threshold or a multiple thereof.

The intermediary registered as a holder of shares pursuant to the seventh paragraph of Article L. 228-1 of the French Commercial Code is bound, without prejudice to the obligations of shareholders, to make the declarations provided for in this article for all shares for which he/she/it is registered in account.

Pursuant to the provisions of Article L. 233-7 of the French Commercial Code, in the event of breach of the foregoing provisions, one or more shareholders holding more than 0.5% of the capital or voting rights may request that the penalties provided for in the first two paragraphs of Article L. 233-14 of the French Commercial Code be applied.

Identification of bearer securities (Article 9 of the bylaws)

In view of identifying bearer securities, the Company may request, in accordance with the law and regulations and subject to the penalties provided for under the French Commercial Code, the central depository that manages the issue account of its securities for information that allows identification of holders of Company securities that grant immediately or in the future the right to vote at its Shareholders’ Meeting and, in particular, the quantity of securities held by each of them.

If they are registered securities that may be converted immediately or in the future to capital, the intermediary registered in accordance with the conditions provided for under the French Commercial Code must reveal the identity of owners of said securities on simple request from the Company or its agent, which may be presented at any time.

The breach by holders of securities or intermediaries of their duty to disclose the information provided for above may, in accordance with the conditions provided for by law, entail the suspension or the loss of voting right and the right to the payment of dividends attached to the shares.

21.2.8 CHANGES IN SHARE CAPITAL

The share capital may be increased, reduced or amortized in accordance with the conditions provided for by law, subject to the special provisions relating to the State’s interest in the capital and the golden share of the State specified in Article 6 of the bylaws (refer also to Section 21.2.6 above).

Only the Extraordinary General Shareholders’ Meeting is empowered to decide on a capital increase, based on the report by the Board of Directors.

If the increase is carried out by capitalizing reserves, profits or issue premiums, the General Shareholders’ Meeting must vote in accordance with the quorum and majority requirements of Ordinary General Shareholders’ Meetings.

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22 IMPORTANT CONTRACTS

Please refer to section 10 “cash flow and capital resources” and to note 2 of chapter 20.2 relating to financial information

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23 THIRD-PARTY INFORMATION STATEMENTS BY EXPERTS AND DECLARATIONS OF INTEREST

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24 DOCUMENTS ACCESSIBLE TO THE PUBLIC

24.1

CONSULTATION OF DOCUMENTS

518

24.2

CORPORATE COMMUNICATION

518

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24.1 CONSULTATION OF DOCUMENTS

The documents relating to GDF SUEZ that must be made available to the public (bylaws, reports, historical financial information on Gaz de France, SUEZ and GDF SUEZ as well as on GDF SUEZ Group subsidiaries included or mentioned in this Reference Document and those relating to each of the two years prior to the filing of this Reference Document) may be consulted during the entire validity period at the registered office of GDF SUEZ (22, rue du Docteur Lancereaux, 75008 PARIS). These documents may also be obtained in electronic format from the GDF SUEZ website (www.gdfsuez.com) and some of them may be obtained from the webside of the l’Autorité des marchés financiers (French Financial Markets Authority) website(www.amf-france.org).

24.2 CORPORATE COMMUNICATION

Valérie Bernis

Member of the GDF SUEZ Executive Committee in charge of Communications and Financial Communications

Telephone: +33 (0)1 57 04 00 00

Address: 22, rue du Docteur Lancereaux, 75008 Paris, France

Website: www.gdfsuez.com

The GDF SUEZ Reference Document has been translated into English, Spanish and Dutch.
In addition to this Reference Document filed with the AMF, GDF SUEZ publishes an illustrated Progress and Sustainable Development Report at the time of the General Shareholders’ Meeting of GDF SUEZ.

TENTATIVE FINANCIAL REPORTING SCHEDULE

Publication of 2008 revenues	February 2, 2009
Presentation of earnings for 2008	March 5, 2009
General Shareholders’ Meeting	May 4, 2009
Presentation of the 2009 half year results	August 27, 2009

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25 INFORMATION ON HOLDINGS

List of main consolidated companies as of December 31, 2008

Please refer to chapter 20.2 – note 30.

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A APPENDICES TO THE REFERENCE DOCUMENT

REPORT ON INTERNAL CONTROL PROCEDURES

522

Year ended December 31, 2008

522

1.

Terms and conditions governing the preparation and organization of the work performed by the Board of Directors

522

2.

Report on the internal control procedures implemented by the Company

524

STATUTORY AUDITORS’ REPORT, PREPARED IN ACCORDANCE WITH ARTICLE L. 225-235 OF THE FRENCH COMMERCIAL CODE (CODE DE COMMERCE),
ON THE REPORT PREPARED  BY THE CHAIRMAN OF THE BOARD OF DIRECTORS OF GDF SUEZ

531

STATUTORY AUDITORS’ REPORT ON THE REVIEW OF SELECTED ENVIRONMENTAL AND SOCIAL INDICATORS

532

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF MAY 4, 2009

534

Agenda

534

BOARD OF DIRECTORS’ REPORT ON THE RESOLUTIONS PRESENTED TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF MAY 4, 2009

535

1.

Board of Directors’ report on the resolutions presented to the Ordinary Shareholders’ Meeting

535

2.

Board of Directors’ report on the resolutions presented to the Extraordinary Shareholders’ Meeting

540

Additional information in the event of the use of the delegation of authority and/or other authorizations referred to above

542

DRAFT RESOLUTIONS PRESENTED TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF MAY 4, 2009

543

A.

Ordinary Shareholders’ Meeting

543

B.

Extraordinary Shareholders’ Meeting

546

STATUTORY AUDITORS’ SPECIAL REPORT ON REGULATED AGREEMENTS AND COMMITMENTS WITH RELATED PARTIES

550

Agreements and commitments authorised during the year

550

Agreements and commitments approved in previous years and having continuing effect during the year

553

STATUTORY AUDITORS’ REPORTS ON THE RESOLUTIONS OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF MAY 4, 2009

558

CONCORDANCE WITH THE COMPANY’S ANNUAL FINANCIAL REPORT

562

TABLE OF GAS, ELECTRICITY AND OTHER ENERGY UNITS OF MEASUREMENT

563

ACRONYMS

564

GLOSSARY

567

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REPORT ON INTERNAL CONTROL PROCEDURES

•

ON THE TERMS AND CONDITIONS GOVERNING THE PREPARATION AND ORGANIZATION OF THE WORK PERFORMED BY THE BOARD OF DIRECTORS, THE INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY, THE LIMITATIONS IMPOSED BY THE BOARD ON THE POWER OF THE CHIEF EXECUTIVE OFFICER, AND THE PRINCIPLES AND RULES ADOPTED BY THE BOARD OF DIRECTORS IN ORDER TO DETERMINE THE COMPENSATION AND BENEFITS GRANTED TO CORPORATE OFFICERS, AND

•

ON INTERNAL CONTROL PROCEDURES (PURSUANT TO ARTICLE L.225-37 OF THE FRENCH COMMERCIAL CODE CODE DE COMMERCE)

YEAR ENDED DECEMBER 31, 2008

1. TERMS AND CONDITIONS GOVERNING THE PREPARATION AND ORGANIZATION OF THE WORK PERFORMED BY THE BOARD OF DIRECTORS

Pursuant to Article L.225-37 of the French Commercial Code, the Chairman of the Board of Directors hereby reports on:

•

the terms and conditions governing the preparation and organization of the work of the Board of Directors of GDF SUEZ (the Company) and the internal control procedures implemented by the Company;

•

the limitations imposed by the Board on the powers of the Chairman and Chief Executive Officer and the Vice-Chairman, President; and

•

the principles and rules adopted by the Board of Directors in order to determine the compensation and benefits granted to corporate officers.

Prior to their merger, Gaz de France and SUEZ took into account the recommendations of AFEP-MEDEF in the application of the rules relating to corporate governance. At its November 12, 2008 meeting, the Board of GDF SUEZ confirmed that it referred to the AFEP-MEDEF code of corporate governance, as amended on October 6, 2008, in the preparation of this report, in particular as regards information on the compensation of executive corporate officers. At said meeting, the Board acknowledged that the Group followed the recommendations of the AFEP-MEDEF code.

GDF SUEZ corporate governance structures are organized in accordance with the principles and provisions of Order no. 2008-1278 of December 8, 2008 transposing European Directive 2006/43/EC of May 17, 2006, to be implemented on or after September 1, 2009.

This report (and the preparatory work and procedures required) has been drawn up with the support of the General Secretary’s department and the Audit and Risk department, in collaboration with the Finance department, the Communications and Financial Communications department, the Legal department and the Executive Vice-Presidents.

This report was presented to the Audit Committee for information, after being reviewed by the Steering Committee of the 2008 Reference Document, and submitted to the Group’s Executive Committee for validation. It was approved by the Board at its meeting of March 4, 2009 pursuant to Article 26 of law no. 2008-649 of July 3, 2008 amending various provisions of corporate law to reflect Community law, for the purpose of increasing transparency requirements for companies in terms of corporate governance and internal control.

1.1 Board of Directors

GDF SUEZ is a société anonyme (limited liability company) with a Board of Directors subject to laws and regulations applicable to limited liability companies and the bylaws, without prejudice to specific laws governing the Company, and to its bylaws. Specific laws governing GDF SUEZ include law no. 46-628 of April 8, 1946 on the nationalization of electricity and gas, law no. 86-912 of August 6, 1986, law no. 2003-8 of January 3, 2003 on gas and electricity markets and public energy services, law no. 2004-803 of August 9, 2004 on public electricity and gas services and electricity and gas companies, as well as law no. 2006-1537 of December 7, 2006 on the energy sector.

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Articles 15.1 of the Company’s bylaws and 1.2 of the Internal Regulations of the Board of Directors define the powers of the Board of Directors:

“The powers of the Board of Directors are those conferred on it by statute.”

“The Board of Directors determines the Company’s business strategy and oversees the implementation thereof. Subject to the powers expressly granted to General Shareholders’ Meetings and within the limit of the Company’s corporate purpose, the Board deals with all matters concerning the smooth running of the Company and settles issues related thereto by virtue of its decisions.

The Board of Directors carries out the controls and verifications it considers appropriate.”

Under applicable laws and regulations, the Board of Directors deliberates on the main strategic, economic, financial or technological direction of the Company’s and the Group’s activities, in particular the review of the budget, the Group’s industrial strategy, financial strategy and energy supply policy. The Board sets the total amount of sureties, endorsements and guarantees which the Chairman and Chief Executive Officer is authorized to use per year. The Board reviews the budget, the Group’s industrial strategy, financial strategy and energy supply policy, at least once a year.

Under Article 2.1 of the Internal Regulations, certain Executive Management decisions must first be submitted to the Board of Directors for approval, as described in Section 1.2 of this report “Limitation on the powers of the Chairman and Chief Executive Officer and the Vice-Chairman and President”.

During 2008, the Board of Directors met on sixteen occasions (ten times during the period January 1 to July 22, 2008 and six times during the period July 22 to December 31, 2008), with an average attendance rate of 75%. Of the ten meetings scheduled for 2009, two have already been held on the date hereof.

In July 2008, the Board of Directors adopted new Internal Regulations, which were amended in December 2008, as well as a Directors’ Charter and a Code of Conduct. These documents provide the Board with the modus operandi necessary to operate efficiently, while serving the interests of the Company and its shareholders, and set out the rights and obligations of Directors – with which each Director must comply – in a fully transparent manner. These documents may be consulted at the Company’s headquarters and on its website wwwgdfsuez.com.

The Internal Regulations define the Board’s composition and operation and the scope of responsibility of the Board, the Executive Management and the Board’s committees. The Directors’ Charter sets out the rules relating to Directors’ terms of office, as regards compliance with the company’s interests, the laws and bylaws, the Directors’ independence, duty of expression, professional skills, involvement and efficiency and conflict of interest policy. The Code of Conduct sets out the rules relating to securities transactions and insider trading applicable to Directors, corporate officers and all  employees. The Code of Conduct reflects the Company’s intention to ensure prudent management of its securities, compliance with applicable regulations relating to securities transactions carried out by corporate officers and employees. It informs them of the prohibitions with regard to certain transactions involving the Company’s securities, the obligation to report transactions carried out by corporate officers, managers and persons closely related to them, as well as criminal and regulatory rules on insider trading.

Article 1.1.2 of the Board’s Internal Regulations provides that every year, before the Ordinary Shareholders’ Meeting held to approve the financial statements, the Board carries out an evaluation of the independence of Directors. During the course of this evaluation, the Board reviews, on a case-by-case basis, the status to be attributed to each of its members on the basis of the criteria that it has adopted, the specific circumstances and the situation of the Director concerned, the Company and the Group. The independence criteria for Directors are set by the Board in line with corporate governance practices recommended by the applicable French authorities (in particular, the AFEP-MEDEF report). Representatives of the French government and Directors representing the employees and the employee shareholders may not be considered as independent.

During 2008, the Board of Directors relied on the work of the following five committees:

1.

the Audit Committee;

2.

the Strategy and Investments Committee;

3.

the Nominations Committee;

4.

the Compensation Committee; and

5.

the Ethics, Environment and Sustainable Development Committee.

A committee’s role consists in studying the topics and projects that the Board or the Chairman submits for its approval, preparing the work and decisions of the Board relating to these topics and projects, and reporting their conclusions to the Board in the form of minutes, proposals, opinions, information or recommendations.

The committees carry out their duties under the Board’s responsibility. No committee can take the initiative to handle issues outside its remit. Committees do not have decision-making powers.

At its meeting of July 22, 2008, following the Shareholders’ Meeting which approved the merger between Gaz de France and SUEZ on July 16, 2008, the Board of Directors decided that Executive Management will continue to be headed by the Chairman of the Board under the Board’s responsibility. Pursuant to the Board’s decision, Executive Management is comprised of Gérard Mestrallet, appointed Chairman and Chief Executive Officer, and Jean-François Cirelli, appointed Vice-Chairman, President.

The Vice-Chairman, President has the same powers of representation with regard to third parties as the Chairman and Chief Executive Officer. The powers of the Chairman and Chief Executive Officer and those of the Vice-Chairman and President are determined by the Board of Directors and the Board’s Internal Regulations, which set their limits.

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Information relating to the composition of the Board of Directors and other management structures and corporate officers’ terms of office is provided in Section 14 of the Reference Document “Corporate Governance”. The terms and conditions governing the preparation and organization of the work performed by the Board of Directors and the work performed by the Board and its committees are set out in Section 16 of the Reference Document “Functioning of the Board of Directors and other management structures”. They follow the recommendations of the French Financial Markets Authority (Autorité des Marchés Financiers or “AMF”).

The principles and rules adopted by the Board of Directors in order to determine the compensation and benefits granted to corporate officers are described in Section 15 of the Reference Document “Compensation and benefits”.

The provisions relating to shareholders’ attendance at Shareholders’ Meetings and shareholders’ voting rights are set out in Section 21.2.3 of the Reference Document “Rights, privileges and restrictions attached to shares” and in the bylaws (Articles 10, 11, 12 and 20).

Information relating to the control of the Company is set out in Section 18.3 of the Reference Document.

1.2 Executive Management

Limitation on the powers of the Chairman and Chief Executive Officer and the Vice-Chairman and President

Article 2.1 of the Board of Directors’ Internal Regulations defines the powers of the Chairman and Chief Executive Officer and the Vice-Chairman and President.

The Chairman and Chief Executive Officer and the Vice-Chairman and President shall obtain the prior authorization of the Board to enter into significant agreements with the French government relating to targets and the terms and conditions of implementation of public service assignments entrusted to the Company or its subsidiaries, within the limits set by law.

1)

The following decisions of the Chairman and Chief Executive Officer and the Vice-Chairman and President shall first be submitted to the Board of Directors for approval:

-

to acquire or sell any direct or indirect interests of the Company in any companies already in existence or to be created, to participate in the creation of any companies, joint ventures, combinations and organizations, to subscribe to any issue of shares, share equivalents or bonds, where the Company’s or the Group’s financial exposure exceeds €350 million for the transaction concerned;

-

to approve all transactions involving a contribution or an exchange of goods, shares or securities, with or without a balancing cash payments, for an amount exceeding €350 million;

-

in the event of litigation, to enter into any agreements and settlements, or accept any compromise, for an amount exceeding €200 million;

-

to enter into any long-term power purchase agreements on behalf of the Group for quantities exceeding the following per transaction:

-

30 billion kWh of gas per year, including the conditions of transport,

-

20 billion kWh of electricity per year, including the conditions of transport.

2)

The Chairman and Chief Executive Officer and the Vice-Chairman and President shall obtain prior authorization from the Board to carry out any transaction involving the acquisition or sale of real property for an amount exceeding €200 million.

3)

The Chairman and Chief Executive Officer and the Vice-Chairman and President shall obtain prior authorization from the Board to carry out the following transactions for an amount exceeding €1.5 billion:

-

grant or enter into all loans, borrowings, credits or advances by the Company, or authorize the subsidiaries or any Group financing vehicle to do so;

-

acquire or assign any receivables, by any method.

2. REPORT ON THE INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY

2.1 Group objectives and standards in the area of internal control

Objectives

The internal control objective of GDF SUEZ, to which both Groups were committed before the July 22, 2008 merger, is to implement a process designed to provide reasonable assurance of the control of operations with regard to:

•

compliance with applicable laws and regulations;

•

reliability of accounting and financial information;

•

effectiveness and efficiency of operations.

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However, as any control system, it can only provide reasonable assurance that all risks of error or fraud are completely controlled or eliminated.

GDF SUEZ’s aim is to have effective internal control systems in place at each level of responsibility and supported by:

•

an environment conducive to the implementation of control systems;

•

the commitment of all players, in particular operational personnel who are closely involved in the processes and in charge of the continuous improvement of their system;

•

an approach which takes into account the cost of implementing a control in connection with the level of risk and adjusting its degree to the desired level of assurance.

Standards applied

GDF SUEZ has chosen an organization and procedures for internal control based on the model promoted by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) which is the model chosen by each Group before the merger. This organization and these procedures also comply with the reference framework and take into account the application guide published in January 2007 by the AMF).

2.2 Coordination and monitoring of operations and internal control

Coordination and monitoring of operations

The coordination and monitoring of each Group’s operations before the merger has been described in the Groups’ respective reports on internal control procedures for 2007(1). Prior to the merger some fifty projects were launched which can be grouped into six categories: coordination-mobilization, organization, synergies, governance, policy and key processes and lastly, key interfaces. These projects were coordinated by special purpose bodies and monitored by units overseeing the integration process. These initiatives contributed to the implementation of a system combining the two Group’s best practices in terms of governance procedures and organizational structures.

The coordination and monitoring of operations in GDF SUEZ is based on:

•

The Board of Directors, which determines the Company’s business strategy and oversees the implementation thereof, as described in Section 1.1. The Board sets out the objectives of the Company’s internal control system through its ongoing activities and work; periodic reviews of internal control are submitted to the Audit Committee;

•

The Chairman and Chief Executive Officer, who heads up GDF SUEZ and implements the strategic decisions taken by the Board of Directors. As such, he has overall responsibility for implementing internal control procedures throughout the Group’s functional divisions and business lines; he is assisted by the Vice-Chairman and President;

•

The Management Committee, chaired by the Chairman and Chief Executive Officer or the Vice-Chairman and President, comprises six members (the Chairman and Chief Executive Officer, the Vice-Chairman and President, and the four Executive Vice-Presidents);

•

The Executive Committee comprises 19 members representing the various business lines and functional divisions; it reviews questions and decisions related to strategy, development on Enterprise organization and the Group’s overall management; the Committee examines subjects and issues as the need arises.

•

A limited number of Company-level committees have been created (Finance Committee, Investment Committee, Energy Policy Committee, Research and Innovation Committee, Career Management Committee, Business Line Committee, Energy Market Risks Committee) in order to coordinate instructions and decision-taking across GDF SUEZ’s organizational lines.

•

Three management levels:

-

The center coordinates the Group’s activities and is responsible for defining strategy and financial performance; it structures the Group by determining and overseeing the implementation of policies covering a broad range of functions; the central functional division are: Finance, Strategy and Sustainable Development, Audit and Risk Management, the Secretary, Human Resources, Executive Management Division, Communication and Financial Communication, International Relations, Research and Innovation, Integration, Synergies and Performance, Information Systems, Purchasing, Health, Security and Management Systems, Nuclear Activities, Nuclear Safety and Radiation Protection,

-

the business lines (Energy France, Energy Europe & International, Infrastructures, Energy Services, Global Gas & LNG, and Environnement) represent a management level with a coordinating role and hierarchical authority over the business units within their respective areas of responsibility,

-

the Group’s reporting takes place at the business unit level, which is the management level at which GDF SUEZ’s performance is monitored.

The principles of conduct and action for management and personnel applied by each Group prior to the merger were described in their respective reports on internal control procedures for 2007(2). Basing itself on the earlier ethical analysis carried out by the two Groups, GDF SUEZ has adopted an “Ethics and Compliance Program” designed to promote a Group culture that fosters ethical behaviour and to manage compliance with applicable laws and rules. This program is based on a network of one hundred and thirsty compliance officers, an extranet site dedicated to ethics and the publication of charters and codes. The most important documents are: the Code of Conduct – Ethics for the Handling of Information; Ethics Guidelines for Commercial Relationships; the Environmental Charter; the Code of Ethics for Group Financial Officers; Ethics Guidelines: Purchasing; Guidelines for Handling Information – Protecting the Confidentiality of Inside Information; and the Code of Conduct Governing Suppliers’ Relationships.

(1)

Gaz de France: Section 1.2.2 “Group management bodies” and Section 1.3 “Conduct guidelines”; SUEZ: Section 2.2 “Coordination and monitoring of operations and internal control”.

(2)

Gaz de France: Section 1.3 “Conduct guidelines”; SUEZ: Section 2 .2 “Coordination and monitoring of operations and internal control”.

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Coordination and monitoring of internal control

The coordination and monitoring of each Group’s internal control system before the merger was described in their respective reports on internal control procedures for 2007(3).

In order to maintain the momentum of SUEZ’s Codis program and Gaz de France’s Financial Internal Control program, GDF SUEZ’s Audit and Risks department has launched the Internal Control Management and Efficiency program (INCOME) whose purpose is to maximize convergence, integration and effectiveness. This program aims not only to roll out a common methodology and implement, coordinate and monitor internal control at GDF SUEZ, but also to spread the internal control culture throughout the Group. The program has been presented to the Audit Committee.

GDF SUEZ’s structure for coordinating and monitoring internal control is based on the following principles:

Role of GDF SUEZ’s internal control directions

GDF SUEZ’s internal control directions focus on:

•

the implementation of an effective and rigorous coordination and monitoring program, for which management is responsible and which is differentiated according to the needs of each management level and can be adapted to different organizations and risks;

•

a formal commitment by management at different organizational levels to implement an internal control system for their area of responsibility as well as to identify actions to improve the system;

•

the rollout of a internal control network to support management.

Implementation of GDF SUEZ’s internal control directions

GDF SUEZ’s internal control directions are being implemented as follows:

•

The business lines and functional divisions define their own control procedures in accordance with Group standards and policies and in a manner adapted to their specific businesses. These procedures are in line with the INCOME program which enables them to supervise the internal control system’s application to the activities within their specific area of responsibility and to confirm its effectiveness in meeting their needs. For example, the Health and Safety Management Systems department is in charge of proposing Group policies in relation to prevention, health and safety, control of industrial safety risks and safety risks in connection with energy uses and the protection of tangible and intangible assets and in relation to management systems (quality). It is also responsible for detailing these policies, ensuring that they are taken into account and coordinating the players in the areas of industrial safety, health and safety, protection of assets and management systems within the Group. It also provides internal control for the implementation of Group policies and standards in the areas concerned, through controls carried out in the entities, department reviews with the business lines and the promoting of assessments by the players themselves.

•

In accordance with the bylaws and the principles of corporate governance, the Audit and Risks divisions reports to the Chairman and Chief Executive Officer. It reports its findings to the GDF SUEZ Audit Committee and to the Chairman and Chief Executive officer on a regular basis. It is made up of three services whose responsibilities are described below.

-

The Internal Control service coordinates the network of some two hundreds and fifty internal control coordinators and managers working in the business lines or in the functional departments and subsidiaries by providing methodology and instructions and by organizing information and training sessions. In collaboration with the functional departments and business lines it organizes the coordination and monitoring of the program in order to enable the Company to effectively control its most significant risks; in this regard, it analyzes and continuously enhances the internal control system.

The business line internal control officers supervise the internal control coordinators working in their business units and legal entities within their area of responsibility, ensure their implementation of the internal control program in the business line and prepare the items necessary for certification of the internal control procedures by the head of the business line.

The internal control coordinators working with the head of a business unit or legal entity assist the process managers (“business process owners”) in charge of implementing the controls within the business, set up the internal control program and prepare the items necessary for certification of the internal control procedures by the head of the business unit or legal entity.

The internal control coordinators working in a functional department implement the internal control program, rely on the internal control network to control and implement in the Group the network’s decisions, and prepare the items necessary for certification of the internal control procedures by the head of the functional department.

-

The Internal Audit division, which as an independent and objective function, is responsible for the proper functioning of the Company in all areas and, in particular, the relevance and effectiveness of the internal control system. It exercises this responsibility directly and relies on the internal audit organizations of the business lines over which it exercises hierarchical authority. The Group’s internal audit team ensures the implementation and control of compliance with professional standards, the appropriate level of resources and professional skills as well as the quality assurance of the internal audit. Among other tasks, it is responsible for the adequate planning of audit engagements, their execution in line with the audit plan as well as the rigorous reporting of observations.

The business line’s internal audit team ensures the implementation, within its area of responsibility, of professional standards as well as the procedures and instructions defined by the Group’s internal audit team.

(3)

Gaz de France: Section 1.2.5 “Group corporate services departments”, the role of the internal control delegate and Section 3.3 “Control of the process (of financial internal control)”; SUEZ Section 2.2 “Coordination and monitoring of operations and internal control”.

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The internal auditors coordinate their work with the Statutory Auditors in order to ensure the consistency and mutual effectiveness of their actions.

-

The Risk Management division (see Section 2.3 below).

2.3 Implementation of internal control objectives

Risk assessment and management

For several years Gaz de France and SUEZ each had their own processes for assessing and managing their risks. These processes were presented in 2007 in the last report on internal control procedures appended to their 2007 reference documents(4). These policies had a similar basis which was consistent with professional standards (in particular the Federation of European Risk Management Associations, COSO II) and explicitly aimed at reducing their risks to a reasonable level, in line with their objectives.

These policies were applied up until the two Groups’ merger, with each Group’s business units updating their risk mapping in the second quarter, prior to the merger.

Role of the GDF SUEZ Audit Committee

The key aspects of the overall risk management policy were presented to the Audit Committee on October 14, 2008. The Committee has been regularly updated regarding the financial risks of the crisis and the first overview of the risks of all GDF SUEZ businesses was presented to the Committee in January 2009.

GDF SUEZ’s enterprise risk management policy

As a market leader in energy and environmental services, GDF SUEZ aims to manage its risks in order to maintain and increase its growth and assets and to strengthen its reputation and internal motivation. Considering a risk to be “any event likely to affect the Company’s continuity, its reputation or the achievement of its strategic, financial and operational objectives”, the Company favors a reasonable degree of risk-taking which complies with laws and regulations and is acceptable to public opinion and economically tenable.

In order to achieve this aim, GDF SUEZ has designated as Chief Risk Officer the Executive Committee member in charge of the Audit and Risks department. The department’s Risk Management division, which reports to the Chief Risk Officer, coordinates the Enterprise Risk Management (ERM) network. The Risk Officers working in central management, the business lines, the business units and the functional departments support management in identifying and assessing risks as well as assessing the means provided for reducing or hedging these risks. A unified methodology for assessing risks will be defined at the start of 2009 on the basis of the standards, best professional practices and the experience acquired by the two former Groups.

Risks are managed by the business lines and/or the functional departments (and their network). In particular:

•

the Finance department manages, measures and controls the risks related to the Group’s financial activities (interest rates, foreign exchange, liquidity and counterparty) within the framework of specific policies. As part of energy market risk and energy counterparty risk policies which it has defined for the Group, the Finance department provides a consolidated measurement of these risks, a second-tier control and the coordination and monitoring of the Energy Market Risks Committee. In addition, the Insurance division is in charge of designing, implementing and managing insurance programs;

•

the Legal department manages the Group’s legal risks;

•

the Strategy and Sustainable Development department coordinates risk management in its area of responsibility.

The same applies to risks related to ethics and compliance, information systems, human resources, health and safety, and environment, whose risk control actions are coordinated by the departments responsible for these areas.

Preparation for crisis management has been entrusted to the Health and Safety Management Systems department.

As the business units had reviewed their risks prior to the merger and have updated them since then as necessary, the business lines and the functional departments carried out in the fourth quarter of 2008 their first review of the activities of the newly-merged Group. This information was summarized to identify the Group’s main risks. The Executive Committee and the Audit Committee carried out a preliminary review of these risks in January and will carry out a final review before the end of the first quarter of 2009. The main risk factors are described in Section 4 of the Reference Document.

Preparation of internal audit programs

The Internal Audit division of the Audit and Risks department recommends the Group’s program of audits by relying in particular on risk mapping in order to identify the most relevant audit themes and to assess risk hedging policies. In a reciprocal fashion, the audit results serve to update the risk maps.

Compliance with laws and regulations

Within the General Secretary’s department, the Legal department helps to create a secure legal framework for the Group’s operations and the decisions of its corporate officers. Dedicated teams within this department are tasked with providing the business lines and functional departments with the necessary expertise.

Compliance with laws and regulations remains the responsibility of each business line and each functional department in its respective area of responsibility. Implementation of internal control objectives as regards compliance with laws and regulations is performed at each level throughout the Group. For example, certain cross-disciplinary compliance objectives are managed directly by the relevant central functional department:

(4)

Gaz de France: Section 2 “Conduct guidelines”; SUEZ: Section 2.3 .2 “Coordination and monitoring of operations and internal control”.

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•

the Finance department oversees Group compliance in accounting, financial and tax matters and is responsible for statutory financial reporting;

•

within the General Secretary’s department, the Ethics and Compliance department is tasked with drafting rules on ethics and compliance for the Group as a whole, as well as checking that such rules are actually applied in accordance with laws and regulations currently in force;

•

the Human Resources department is in charge of compliance with current labor legislation and regulations and of employee data reporting;

•

the Business Strategy and Sustainable Development department is responsible for compliance with environmental laws and regulations throughout the Group. It assesses the environmental maturity of the Group’s various businesses and is in charge of regulatory environmental reporting.

Reliability of accounting and financial information

As part of the preparation for the merger and prior to that event, the two Groups worked on harmonizing their processes for preparing accounting and financial information, particularly via the following projects:

•

the “Controlling” project dealing with subjects related to management control and budgetary control, including the medium-term business plan;

•

the “Publication – Standards” project covering the harmonizing of accounting principles and the convergence of the layouts of published financial statements.

Up until the date of the merger, the items mentioned in the two reports by the Chairmen of the Boards of Directors of Gaz de France and SUEZ concerning internal control procedures in relation to 2007 continued to be applied(5).

Since July 22, 2008, and pursuant to the harmonization work above mentioned, the following internal control principles and procedures have been set up by the Company:

AMF reference framework

The internal control system in relation to accounting and financial information has taken into account the AMF reference framework. This system covers not only the processes for preparing financial information for financial statements, consolidation, forecasting phases and financial communication, but also all upstream operational processes contributing to the production of this information.

Accounting standards and procedures

The main applicable procedures when preparing the statutory and consolidated financial statements are set out in two Group documents:

•

the manual of Group accounting policies issued by the Accounting Standards Center of Expertise within the Corporate Control, Planning and Accounting Department. This manual may be consulted on the intranet by all members of the finance departments throughout the Group and is regularly updated in line with the latest developments in international standards. The manual includes a definition of the performance indicators used by the Group;

•

closing instructions sent out prior to each consolidation phase. These instructions cover the assumptions made when preparing the year-end accounts (exchange rates, discount rates and tax rates, for example), the scope of consolidation, the timetable for submitting data, the specific points requiring attention at year-end, and the main changes in accounting regulations and standards.

Organization principles

Responsibility for accounting and financial reporting is defined at each level of the Group (central management, business lines, business units and legal entities). This includes setting up and maintaining an effective system of internal control.

The Corporate Control, Planning and Accounting department coordinates the production of the Group’s consolidated financial statements. The Consolidation and Management Control departments of the various business lines help it to coordinate reporting from the business units and legal entities.

Each of these players carries out controls in its own area of responsibility to ensure that accounting standards and Group accounting policies have been circulated, understood and correctly applied. This principle of subsidiarity makes it possible to apply second-tier controls to the information produced:

•

controls at the business line level on the information passed on to this level by the business units and legal entities;

•

controls at the central level on the information passed on to this level by the business lines.

Centers of expertise (the Consolidation Methods Center of Expertise – described below – and the Accounting Standards Center of Expertise, for example) have been set up at central level in order to develop optimal solutions to complex technical issues. They pool expertise from throughout the Group, thus ensuring that both the analyses performed and the resulting positions adopted are of a consistently high standard.

Information systems management

In order to secure and standardize the processes used in preparing management forecasts and financial statements, the Group has deployed a single, standardized software application known as SMART. The reporting entities that did not use it at June 30, 2008 at the time of the half-year closing are involved in a migration project whose final stage is set for the first quarter closing of March 31, 2009 (although certain entities early migrated in 2008). The business lines not using SMART in all their units are preparing a consolidated reporting package using this application for to subsidiaries which are not covered by this application in order to enable central management to carry out the Group’s consolidation with the SMART application.

(5)

Gaz de France: Section 1.2.5 “Group corporate services departments”, the role of the internal control delegate and Section 3 “Control of the process (of financial internal control)”; SUEZ: Section 2.3 “Coordination and monitoring of operations and internal control”.

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The application is managed jointly by:

•

the Consolidation Methods Center of Expertise (part of the Corporate Control, Planning and Accounting department) which handles administration (access, relations with service providers involved in system support and operation), system configuration (the identification of system enhancement needs, drawing up of specifications and validating of system updates are carried out by the consolidation department) and providing assistance to users (running a hotline);

•

the Information Systems department which is in charge of specific underlying infrastructures.

Other information systems used in the preparation of accounting and financial information are managed as appropriate on a decentralized basis by the various subsidiary IT departments.

Preparation of accounting and financial information

All reporting levels in the Group are involved in preparing financial and accounting information. They must comply with the internal control guidelines developed at central level by the Internal Control division within the scope of the INCOME program. This process involves, inter alia:

•

the Finance department of each business unit and legal entity, which formally validates the accounting and financial reporting package prepared in accordance with the main procedures established at Group level;

•

the various Finance departments at the business line level, which are in charge of implementing procedures with all operating subsidiaries. These include management control procedures performed in a decentralized manner in order to take account of the specific characteristics of each business;

•

the Corporate Control, Planning and Accounting department (part of the Finance department), which is in charge of financial reporting, monitoring the statutory financial statements (of GDF SUEZ and the financial vehicles managed at central level) and the consolidated financial statements, and liaising with the accounting departments of the AMF.

The Group is implementing a formalized system which commits operational and financial managers with regard to the accuracy and fairness of the financial information passed on to the business lines by the legal entities and then by the business lines to central management, as well as with regard to the internal control systems which contribute to the reliability of this information throughout the information chain mentioned in the above paragraph “Organization principles”.

Setting objectives and coordination

Group Executive Management updates and circulates GDF SUEZ’s overall objectives and allocates resources to the different business lines. Group Management Control (part of the Corporate Control, Planning and Accounting department) prepares written instructions to be sent out to the operational departments of the business lines, setting out the macro-economic assumptions to be applied (exchange rates, interest rates, commodity prices, etc.), the financial and non-financial indicators to be measured in the following period, the reporting timetable and the basis of segmentation to be used in financial reporting. Each business line is responsible for sending these instructions to its subsidiaries after tailoring them to the specific characteristics of the businesses.

Management control is performed in a decentralized manner to reflect the specific characteristics of each business. In particular, it must take account of the instructions circulated on a periodic basis by the Corporate Control, Planning and Accounting department, the SMART software application and the manual of Group accounting policies.

The business line committee meeting held in the fall validates the objectives set for the following year for each business line and the corresponding budget. This meeting, prepared by the finance department under the responsability of the Corporate Control, Planning and Accounting department, comprises representatives from Executive Management, Group operational and functional departments and the operational and Finance departments of the business line concerned. The consolidated budget is presented to the Audit Committee before being submitted to the Board. Group Executive Management then sends a summary memorandum to each business line setting out its quantitative and qualitative objectives.

At subsequent business line committee meetings, actual figures are compared to budget and any adjustments to annual forecasts are validated by the Group’s Executive Management and business line management. The business line committee meeting held in the spring also looks beyond the current year to examine the projections stemming from the medium-term business plan which provides the basis for impairment tests of goodwill and long-term assets.

Financial communications

Preparation and approval of the Annual Report

The General Secretarier is in charge of preparing the annual report (“Document de référence”) document filed with the AMF, which involves the following:

•

defining the procedures for submitting and validating the information that will appear in the Annual Report;

•

overseeing the work of the Annual Report Steering Committee;

•

liaising with the AMF and applying its regulations.

Preparation and approval of press releases

In line with the growing importance of financial communications and the imperative of providing high-quality financial information, the Group ensures that the Communications and Financial Communications division has the necessary resources to present fair and reliable information and to containement any possible risks to its reputation. This department is responsible for coordinating communication initiatives that could impact GDF SUEZ in terms of image, reputation, brand integrity or share value. The principles for exercising this responsibility are set out in the “Media Communications” procedure and consist in: coordinating actions between the communication teams at the center and business line level; implementing an approval process whenever information is communicated, whether internally or externally; setting up a crisis management system and steering committees for each type of media.

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Effectiveness and efficiency of operations

Internal control contributes to the controlling of risks of improperly functioning processes and more generally to the improvement of business controls. The internal control system is incorporated into the Group’s operational and functional processes.

Each head of a business unit (or legal entity) is responsible for the implementation of the internal control system within their business unit (or legal entity). Accordingly the head of the business unit:

•

develops and maintains a suitable general control environment in the business unit (or legal entity);

•

delegates to the business process owner the implementing of controls to contain the risks for activities within his area of responsibility;

•

assesses the internal control system for his own business unit (or legal entity);

•

relies on a representative of the internal control network (an internal control coordinator) to coordinate implementation of the INCOME program and provides support to business process owners;

•

commits himself toward the next higher hierarchical level.

Each owner of a business process integrated into the coordination and monitoring program performs an annual assessment of the key controls based on the objectives set by each management level.

This assessment enables the business process owner to verify that the control is still suited to the risks and to ensure that it is properly implemented. Any problems identified are analyzed and appropriate corrective measures are taken. The entire system thus reflects a continuous improvement approach. The implementation of corrective actions is monitored within the scope of the coordination and monitoring program.

In addition, the Integration, Synergies and Performance department is in charge of the organization of the Group, the management of the integration processes, the coordination and monitoring of synergies and performance programs (such as EFFICIO) as well as the coordination of cross-disciplinary business activities.

2.4 Internal control progress plan

GDF SUEZ has launched a process of enhancing its internal control system in line with the general directions and priorities laid down by the Chairman and Chief Executive Officer, the Audit Committee and the Executive Committee. The actions undertaken within the scope of this process are the responsibility of the functional departments and the business lines and are coordinated and monitored at the appropriate level of the internal control network.

Internal control can be enhanced, in particular, through an assessment of the overall control environment, the roll out of the above-mentioned INCOME program, finalization of the harmonization work, anti-fraud actions, risk containment and the contribution of information systems to the internal control system. These internal control enhancement opportunities are presented to the Audit Committee.

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STATUTORY AUDITORS’ REPORT, PREPARED IN ACCORDANCE WITH ARTICLE L. 225-235 OF THE FRENCH COMMERCIAL CODE (CODE DE COMMERCE), ON THE REPORT PREPARED BY THE CHAIRMAN OF THE BOARD OF DIRECTORS OF GDF SUEZ

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as statutory auditors of GDF SUEZ and in accordance with article L. 225-235 of the French commercial Code (Code de Commerce), we hereby report on the report prepared by the chairman of the board of directors of your company in accordance with article L. 225-37 of the French commercial Code (Code de Commerce) for the year ended December 31, 2008.

It is the chairman’s responsibility to prepare and submit for the board of directors’ approval a report on internal control and risk management procedures implemented by the company and to provide the other information required by article L. 225-37 of the French commercial Code (Code de Commerce) relating to matters such as corporate governance.

Our role is to:

•

report on the information contained in the chairman’s report in respect of the internal control procedures relating to the preparation and processing of the accounting and financial information,

•

confirm that the report also includes the other information required by article L. 225-37 of the French commercial Code (Code de Commerce). It should be noted that our role is not to verify the fairness of this other information.

We conducted our work in accordance with professional standards applicable in France.

Information on internal control procedures relating to the preparation and processing of accounting and financial information

The professional standards require that we perform the necessary procedures to assess the fairness of the information provided in the chairman’s report in respect of the internal control procedures relating to the preparation and processing of the accounting and financial information. These procedures consist mainly in:

•

obtaining an understanding of the internal control procedures relating to the preparation and processing of the accounting and financial information on which the information presented in the chairman’s report is based and of the existing documentation;

•

obtaining an understanding of the work involved in the preparation of this information and of the existing documentation;

•

determining if any material weaknesses in the internal control procedures relating to the preparation and processing of the accounting and financial information that we would have noted in the course of our work are properly disclosed in the chairman’s report.

On the basis of our work, we have nothing to report on the information in respect of the company’s internal control procedures relating to the preparation and processing of the accounting and financial information contained in the report prepared by the chairman of the board of directors in accordance with article L. 225-37 of the French commercial Code (Code de Commerce).

Other information

We confirm that the report prepared by the chairman of the board of directors also contains the other information required by article L. 225-37 of the French commercial code (Code de Commerce).

Neuilly-sur-Seine, April 1, 2009 The Statutory Auditors
Deloitte & Associés		ERNST & YOUNG et Autres		Mazars
Jean-Paul Picard	Pascal Pincemin	Christian Mouillon	Nicole Maurin	Philippe Castagnac	Thierry Blanchetier

REFERENCE DOCUMENT 2008    531

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STATUTORY AUDITORS’ REPORT ON THE REVIEW OF SELECTED ENVIRONMENTAL AND SOCIAL INDICATORS

This is a free translation into English of the original report issued in the French language and is provided solely for the convenience of English speaking readers

At the request of GDF SUEZ and in our capacity as the company’s Statutory Auditors, we performed a review in the aim of providing assurance on the environmental and social indicators selected by GDF SUEZ and identified by the symbols ■ or ■■ in the sections 6.6.2 and 6.6.4 for fiscal year 2008 and at the Group level (“the Data”).

The data, which is the responsibility of GDF SUEZ management, has been prepared in accordance with the following internal reporting criteria:

•

set of procedures relating to environmental data reporting,

•

set of procedures relating to social data reporting,

available for consultation at the Sustainable Development Department (Environment Climate), the HR Controlling Department and the Health, Safety and Management Systems Department, as summarized in sections 6.6.2.5 and 6.6.4 (hereinafter the “Reporting Criteria”). It is our responsibility, based on the work performed, to express a conclusion on this Data. The conclusions expressed below relate solely to this Data and not to the entire sustainable development report.

The 2008 data corresponds to pro-forma information, as though the merger had taken place on January 1, 2008.

Nature and scope of our work

We conducted our procedures in accordance with the applicable professional guidelines.

Moderate assurance

We conducted the following procedures in order to provide moderate assurance that the selected Data(1), identified by the symbol ■, did not contain any material anomalies. A higher level of assurance would have required more extensive work. We have assessed the Reporting Criteria with respect to its relevance, reliability, objectivity, clarity and its completeness.

•

We met with the persons responsible for the application of the Reporting Criteria at the Sustainable Development Department (Environment Climate), the HR Controlling Department and the Health, Safety and Management Systems Department at the head office, and within the branches: Energy France, Energy Europe and International, Global Gas and LNG, Infrastructure, Energy Services and SUEZ Environment.

•

We conducted substantive tests at 35 sites owned by 27 selected entities(2) for the environmental data, representing on average 72% of the GDF SUEZ consolidated data, and at 28 selected entities(3) for social data, representing 65% of the GDF SUEZ consolidated staff, an increase over last year for the two types of data.

•

In addition, we have carried out analytical reviews and consistency tests for 8 additional entities for environmental reporting and 15 additional entities for social reporting.

(1)

The Data is as follows [contribution to group data from the entities selected for our work is mentioned between brackets] Relevant revenue covered by EMAS or ISO 14001 certified environmental management systems (37%); Renewable energy – installed capacity (38%); Renewable energy – electricity and heat produced (40%); SO2 emissions (26%); NOx emissions (49%); Dust emissions (33%); Industrial water consumption (35%); Cooling process water (84%); Pollution load treated (purification) (94%); Non-hazardous waste and sub-products discharged (63%); Non-hazardous waste and sub-products recovered (66%); Hazardous waste and sub-products discharged (52%); Hazardous waste and sub-products recovered (41%); Quantities of leachates treated (60%); Electricity and heat sold (incinerators, waste storage centers and water purification stations) (59%); Drinking water distribution – linear loss index (in relation to the quantity of drinking water injected in the network) (68%); Administrative personnel (66%), Non-administrative personnel (Senior technicians and supervisors and workers, employees, and technicians) (69%), Employee resignation rate – Voluntary turnover (62%), Number of fatal accidents (employees) (70%), Work-related accident frequency rate (FR).

(2)

Energy Europe and International: Electrabel SA (Amercoeur, Herdersburg, Rodenhuize and Tihange sites), Electrabel Nederland (Eems and Bergum sites), Baymina, Edelnor (Mejillones site), Bahia Las Minas, SENA (Wise, Choctaw, Ennis and Red Hills sites), Glow Group (Glow IPP and Glow Rayong sites), Dunamenti, Vado Ligure and Polianec; Energy France: DK6 and CNR; Energy Services: Elyo Ile de France (BU and Curma site), Cofathec Services (BU and Saint-Michel-sur-Orge site) and Cofathec Italia (Settimo Torinese); SUEZ Environment: LDEF, Degrémont (Viveros de la Villa and Grimonpont sites), United Water (Toms River and Indianapolis sites), Agbar (Barcelona site ), Sita France (BU and Tri Val’Auve and ISD MMS Les ménils sites), Sita UK (BU and Kirklees and Packington sites), Sita Sweden (BU and Kovik site), SITA Germany (BU and Zorbau site) and TERIS (BU and Teris Labo Services and Givors sites); Global Gas and LNG: GDF Produktion Exploration Deutschland (Dexpro); GDF - Direction Exploration Production; Infrastructure: Terminaux Méthaniers (BU and Fos Tonkin site).

(3)

Energy Europe and International: Electrabel, Electrabel Nederland NV, Dunamenti; Polaniec, Tirreno Power (Vado Ligure site), Distrigaz (south), SEGNA, Glow IPP Company Ltd and Glow Energy Public Co Ltd; Energy Services: Axima France, Axima Services Belgium, Endel, Fabricom GTI SA, Ineo SA, Elyo Services Ltd, GTI, Elyo France (2 entities: Elyo IDF and Elyo Midi-Océan) and Cofathec Services France; SUEZ Environment: LDEF, SDEI, LYDEC, United Water, Sita France (4 entities: Sita IDF, Sita Central West, Sita FD, Sita MOS), Sita UK, Sita Poland and Sita Deutschland; Energy France: Savelys and CNR; Infrastructure: GRT Gaz and GrDF.

REFERENCE DOCUMENT 2008    532

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We examined, on a sampling basis, the calculations and verified the data reporting at different consolidation levels.

Reasonable assurance

For the indicators(4) identified by the symbol ■■, the degree of precision applied to the measurement and the more extensive nature of our work than that previously described, particularly in terms of the number of samplings, enable us to express reasonable assurance.

To assist us in conducting our work, we referred to the environment and sustainable development experts of our firms under the responsibility of Mr. Eric Duvaud for Ernst & Young and Mr. Eric Dugelay for Deloitte & Associés.

Comments on the procedures

In the continuing effort to improve the reliability of environmental and social data, GDF SUEZ harmonized its data reporting processes in 2008, taking into account the comments expressed in our auditors’ reports for fiscal year 2007. We have the following comments with respect to these processes:

Environmental reporting

•

The introduction of a common Reporting Criteria in 2008 and a shared reporting tool contributed to the production of consistent data within an expanded scope.

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Since the previous fiscal year, the internal controls for environmental indicators have been strengthened for a substantial number of branches and entities. However, there is room for improvement for certain entities, with respect to the level of controls implemented.

Social reporting

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A project to overhaul group social reporting was undertaken over the last quarter of 2008 in order to provide GDF SUEZ with a single reporting system. However, two separate indicator reporting systems and procedures were maintained for fiscal year 2008 with respect to the former Gaz de France and SUEZ scopes. Consequently, certain adjustments were necessary at the Group level in order to publish consistent data.

•

The strengthening of the internal control system over the past several years should be pursued for all the entities, particularly for the “number of hours worked” and “number of days of sick leave” indicators used for calculating rate of frequency and severity indicators for work-related accidents.

Conclusion

Moderate assurance

Based on our review, we did not identify any material anomalies likely to call into question the fact that the Data identified by the symbol ■ was prepared, in all material respects, in accordance with the above-mentioned Reporting Criteria.

Reasonable assurance

We wish to express a qualification on the following data.

•

The “percentage of employees trained” for which difficulties in terms of clarity and the application of procedures were observed, due primarily to the current harmonization of reporting processes.

In our opinion, subject to the above qualification, the Data identified by the symbol ■ ■ was prepared, in all material respects, in accordance with the above-mentioned Reporting Criteria.

Signed in Neuilly-sur-Seine, April 1, 2009 The Statutory Auditors
Deloitte & Associés		ERNST & YOUNG et Autres		Mazars
Jean-Paul Picard	Pascal Pincemin	Christian Mouillon	Nicole Maurin	Philippe Castagnac	Thierry Blanchetier

(4)

The Data is as follows [contribution to group data from the entities selected for our work is mentioned between brackets] Primary energy consumption (57%); Electricity consumption (76%); Fossil fuel plant energy efficiency (in relation to energy production) (58%); Greenhouse gas emissions (excluding vehicle fleet) (59%), Total workforce (69%), Proportion of women in the workforce (62%), Percentage of trained workers (64%).

REFERENCE DOCUMENT 2008    533

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ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF MAY 4, 2009

AGENDA

A. Ordinary Shareholders’ Meeting

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Board of Directors’ report.

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Statutory Auditors’ reports.

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Approval of transactions and the statutory financial statements for the year ended December 31, 2008.

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Approval of the consolidated financial statements for the year ended December 31, 2008.

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Appropriation of net income and declaration of dividend for fiscal year 2008.

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Approval of regulated agreements pursuant to Article L.225-38 of the French Commercial Code (Code de commerce).

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Authorization to be given to the Board of Directors to trade in the Company’s shares.

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Appointment of Directors representing the employee shareholders pursuant to Article 13.3 2 of the bylaws.

B. Extraordinary Shareholders’ Meeting

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Board of Directors’ report.

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Statutory Auditors’ special reports.

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Independent expert’s report.

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Delegation of authority to be given to the Board of Directors to increase the share capital, with cancellation of preferential subscription rights, in favor of any entities whose sole purpose is to subscribe, hold and dispose of GDF SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulas of the GDF SUEZ Group’s international employee shareholding plan.

•

Authorization to be given to the Board of Directors to grant options for the subscription or purchase of shares of the Company to employees and/or officers of the Company and/or Group companies.

•

Authorization to be given to the Board of Directors to award free shares to employees and/or officers of the Company and/or Group companies.

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Powers to implement the resolutions adopted by the Shareholders’ Meeting and perform the related formalities.

REFERENCE DOCUMENT 2008    534

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BOARD OF DIRECTORS’ REPORT ON THE RESOLUTIONS PRESENTED TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF MAY 4, 2009

1. BOARD OF DIRECTORS’ REPORT ON THE RESOLUTIONS PRESENTED TO THE ORDINARY SHAREHOLDERS’ MEETING

Approval of transactions and the statutory financial statements for the year ended
December 31, 2008 (first resolution)

Under the first resolution, the shareholders are asked to approve the statutory financial statements for the year ended December31, 2008.

Net income for 2008 amounts to €2,766,786,164.

Approval of the consolidated financial statements for the year ended December 31, 2008 (second resolution)

Under the second resolution, the shareholders are asked to approve the consolidated financial statements for the year ended December 31, 2008, which show net income Group share of €4,857,119,000.

Appropriation of net income and declaration of dividend for fiscal year 2008 (third resolution)

The purpose of the third resolution is to appropriate net income and declare the dividend for fiscal year 2008.

On May 27, 2008, the date on which the dividend for fiscal year 2007 was paid, the Company held 19,974,256 of its own shares. The dividend corresponding to these shares, i.e., 19,974,256 x €1.26 = €25,167,563, was not distributed, but instead appropriated to retained earnings, in accordance with the third resolution of the Ordinary and Extraordinary Shareholders’ Meeting of May 19, 2008.

The balance sheet at December 31, 2008 shows net income of €2,766,786,164 and retained earnings of €18,739,865,064.

The shareholders are asked to appropriate net income for the period as follows:

Euros
Net income	2,766,786,164
Appropriation to the legal reserve	211,114
Balance	2,766,575,050
Retained earnings at december 31, 2008	18,739,865,064
TOTAL AMOUNT AVAILABLE FOR DISTRIBUTION	21,506,440,114
Dividend payout for 2008 (i.e., a net dividend of €2.20 per share)	4,795,008,520
Interim dividend paid on november 27, 2008, to be deducted from the dividend for fiscal year 2008 (i.e., a net dividend of €0.80 per share)	1,723,907,172
Remaining dividend payout for 2008 (i.e., a net dividend of €1.40 per share, in light of the interim dividend payment)	3,071,101,348
The total amount of dividend payout for 2008 will be paid out of	4,795,008,520
-net income for the period	2,766,575,050
-retained earnings	2,028,433,470

REFERENCE DOCUMENT 2008    535

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In accordance with Article 243 bis of the French Tax Code (Code général des impôts), the entire distribution is eligible for the 40% deduction available to individuals domiciled in France for tax purposes provided for in Article 158-3 2 of the French Tax Code.

The total net dividend of €2.20 per share is broken down as follows:

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€1.40 of dividend paid in accordance with the recurring dividend distribution policy, including €0.80 which was paid as an interim dividend on November 27, 2008;

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a non-recurring special dividend of €0.80.

The shareholders are asked, pursuant to Articles L.232-18 to L.232‑20 of the French Commercial Code and Article 26, paragraph 4 of the bylaws, which authorizes the payment of dividends in shares, to allow each shareholder to choose between a payment in cash or in shares for the portion of dividend corresponding to the non-recurring special dividend of €0.80.

The issue price of the new shares, issued for the payment in shares, will be equal to 90% of the average opening price of the shares on NYSE Euronext Paris during the 20 trading sessions prior to the date of this Shareholders’ Meeting less the amount of the remaining dividend payout per share, in light of the interim dividend payment, in accordance with Article L.239-19 of the French Commercial Code. The Board of Directors will be entitled to round the price to the nearest euro cent.

Each shareholder may choose either method of payment of the dividend, but the choice will cover the full amount of the dividend eligible for the option, i.e., €0.80. Each shareholder will have to inform the financial intermediary of its choice between May 6 and May 22, 2009, inclusive. After the expiration of this period, the dividend may only be paid in cash.

For shareholders who opt for a cash payment, the dividend will be paid on June 4, 2009. For shareholders who opt for the payment of the dividend in shares, the shares will be delivered on the same date.

The portion of the dividend which is not eligible for the option of payment in shares, i.e., €0.60, will be paid in cash on May 11, 2009.

If the amount of the dividend to be received does not correspond to a whole number of shares, the dividend will be rounded down to the nearest whole number and a cash payment will be made by the Company for the difference.

The new shares will be subject to the laws and regulations and the bylaws and will carry dividend rights as of January 1, 2009, the start date of the current fiscal year.

In accordance with Article L.232-20 of the French Commercial Code, the shareholders will be asked to grant full powers to the Board to take all measures to implement the dividend payout in shares, to report the number of shares issued and the completion of the share capital increase, to amend the bylaws accordingly and to carry out the publication formalities required by law.

The total amount of the dividend is based on the number of existing GDF SUEZ shares on December 31, 2008, i.e., 2,193,643,820 shares. Consequently, on the date the dividend is paid, the dividend corresponding to the Company’s treasury stock will be allocated to “other reserves”.

Dividend payouts in respect of the previous three fiscal years were as follows:

Fiscal year	Number of shares carrying dividend rights (in millions)	Dividend (total amount in millions of euros)	Net dividend per share Euros
2005 (1)	984	669	0.68
2006 (1)	984	1,082	1.10
2007 (1) (2)	964	1,215	1.26

(1)

Dividends for fiscal years ending december 31, 2005, december 31, 2006 and december 31, 2007 were eligible for the 40% tax deduction available to individuals domiciled in france for tax purposes in accordance with article 158-3 2 of the french tax code.

(2)

The total amount of the dividend for fiscal year 2007 includes the dividends not paid on treasury stock (20 million shares).

Approval of regulated agreements pursuant to Article L.225-38 of the French Commercial Code (fourth resolution)

The Statutory Auditors’ special report covers regulated agreements governed by Articles L.225-38 et seq. of the French Commercial Code.

This report is set out on page 550 of the GDF SUEZ Reference Document 2008.

The purpose of the fourth resolution is to submit to your approval, in accordance with Article L.225-40 of the French Commercial Code, the transactions referred to in the Statutory Auditors’ special report relating to the regulated agreements entered into by GDF SUEZ or that remained in force during fiscal year 2008.

REFERENCE DOCUMENT 2008    536

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Authorization to be given to the Board of Directors to trade in the Company’s shares (fifth resolution)

The shareholders authorized the Company to trade in its own shares, under the twenty-fourth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008, under the following terms and conditions:

- maximum purchase price:

€55

- maximum shareholding:

10% of the share capital;

- aggregate amount of purchases:

€12,053,429,740.

The shareholders are reminded of the following transactions:

•

between the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008 and December 31, 2008, the Company purchased 16,010,579 shares for a total amount of €556.3 million or €34.74 per share, including 3,612,579 shares under the liquidity agreement. Over the same period, GDF SUEZ sold 3,515,836 shares under the liquidity agreement for a total selling price of €123.4 million or a price per share of €35.09;

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between January 1, 2009 and February 28, 2009, the Company purchased 11,204,487 shares for a total amount of €314.9 million or €28.11 per share, including 1,404,487 shares under the liquidity agreement and sold 853,846 shares under this liquidity agreement for a total price of €27.8 million or a price per share of €32.58.

The authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008 to trade in the Company’s shares is due to expire in January 2010.

The purpose of the fifth resolution is to ask the shareholders to renew the authorization granted to the Board of Directors to trade in the Company’s shares, for a period of 18 months from the date of this Shareholders’ Meeting. This authorization would cancel, from the date hereof, the authorization granted under the twenty-fourth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008.

The new authorization’s proposed terms and conditions are as follows:

- maximum purchase price:

€55, excluding transaction costs

- maximum shareholding:

10% of the share capital

- aggregate amount of purchases:

€12 billion

This authorization would be granted for a period of 18 months from the date of this Shareholders’ Meeting.

This authorization would enable the Board of Directors to purchase the Company’s shares in accordance with Articles L.225-209 et seq. of the French Commercial Code and EC Regulation no. 2273/2003 of December 22, 2003, in order to:

•

maintain a liquid market in the Company’s shares through a liquidity agreement with an independent investment services provider that complies with the Code of Ethics recognized by the French Financial Markets Authority (Autorité des Marchés Financiers – AMF); or

•

cancel all or part of the repurchased shares in accordance with Article L.225-209 of the French Commercial Code as part of a reduction of share capital decided or authorized by the Shareholders’ Meeting; or

•

grant or sell them to employees or former employees or officers or former officers of the Company and/or companies that are or will be affiliated with it under the terms and conditions provided for by the applicable regulations, in particular in relation to stock option plans, awards of free shares, corporate or inter-company savings plans; or

•

hold them for subsequent remittance in exchange or payment in connection with external growth transactions, subject to a ceiling of 5% of the Company’s share capital; or

•

use them for allocation upon the exercise of the rights attached to issued securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company; or

•

implement any other market practices authorized or to be authorized by market authorities.

The Company may also use this stock repurchase program for any other purpose authorized or to be authorized by the laws and regulations.

The purchase, sale or transfer of shares may be performed at any time, and by any means, except during the period of public offer for the Company, on the open market or over the counter, including through block trades, public tender offers or exchange offers, or the use of options or forward financial instruments traded on a regulated market or over the counter or through the issue of securities convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company, in accordance with the conditions provided by the market authorities and applicable legislation.

Appointment of Directors representing the employee shareholders pursuant to Article 13.3 2 of the bylaws (sixth to twelfth resolutions)

Under Article 13.3 2 of the Company’s bylaws, the shareholders are asked to make a decision with regard to the appointment of Directors representing the employee shareholders, as presented in the sixth to twelfth resolutions, from among the candidates presented to them. The information on each candidate is set out below in accordance with Article R.225-83 5 of the French Commercial Code. In accordance with Article 13.1 of the Company’s bylaws, the four-year terms of office of Directors representing the employee shareholders, appointed by the Shareholders’ Meeting, shall expire at the close of the Shareholders’ Meeting to be held in 2013 to approve the financial statements for the year ended December 31, 2012.

REFERENCE DOCUMENT 2008    537

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The candidate who obtains the most votes will be appointed as Director representing the employee shareholders.

Candidates put forward by a body of electors	Position held within the gdf suez group References and professional experience over the last five years	Number of gdf suez shares held personally
Candidate put forward by the employee shareholders exercising their voting rights
Patrick Arnaud 59 A french citizen Sponsored by the ASGAZ association

Patrick arnaud is a graduate of École d’Électricité Industrielle de Paris. He began his career in 1973 with Gaz de france as sales executive and held various technical and managerial positions at EDF, the Ministry of Industry, and the Ministry of Equipment, Housing, Transport and the Sea.

In 1996, he was appointed information Center Manager for building professionals in Gaz de france.

Today, he holds the position of energy efficiency manager of Gaz de france within GDF SUEZ.

He is the president of the employee shareholders’ association ASGAZ.

Mutual fund (FCPE) units corresponding to 1,714 shares
Eric Charles Bourgeois 46 A french citizen Sponsored by the ADAS association

Eric Charles Bourgeois joined Gaz de france in 1982. As instrumentation technician and team manager within the transport Gaz Division, he was a union employee and secretary of the central works council. He is currently a director of grtgaz and holds a technical position on a part time basis.

Mutual fund units corresponding to 11 shares
Emmanuel Bridoux 40 A french citizen Sponsored by the gAS association

Emmanuel Bridoux graduated from business school. He began working in the gas and electricity industries in 1990, where he held various sales and customer service positions, working mainly for small and medium-sized businesses.

Since 2004, he has worked as representative of the CFE-CGC union (Confédération Française de l’Encadrement-Confédération Générale des Cadres) for the energy france division.

Mutual fund units corresponding to 569 shares
Jean-Luc Rigo 54 A french citizen Sponsored by the FCE-CFDT union (Fédération chimie et energie – Confédération Française Démocratique du Travail)

Jean-Luc Rigo, who earned a doctorate in agricultural engineering, joined EDF GDF distribution in 1982, where he held sales positions before serving as industrial development manager at DRIRE Lorraine and Associate Professor at École des Mines in Nancy.

He has been an employee of GRTgaz since 2002 and is in charge of energy policy for the FCE-CFDT.

He is a member of the conseil supérieur de l’Energie, the European Works Council and the Supervisory Board of the 2005
Action Gaz mutual fund (since its inception).

Registered shares and mutual fund units corresponding to 5,555 shares

REFERENCE DOCUMENT 2008    538

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Candidate put forward by the spring france mutual fund
Gabrielle Prunet 53 A french citizen Sponsored by the Fédération des services publics – CGT union (confédération générale du travail)

Gabrielle Prunet joined the accounting department of lyonnaise des Eaux Biarritz 33 years ago. She is a member of the Works’ Council, where she served as treasurer for many years.

After managing the IT department for 20 years, she joined the Customer Billing and Collection department, which includes responsibility over adapting the relevant agreements stored in the customer information system.

Mutual fund units corresponding to 4,005 shares
Candidate put forward by the 2005 action gaz mutual fund
Philippe Taurines 47 A french citizen Sponsored by the FNEM-NO union (Fédération nationale de l‘énergie et des mines – Force ouvrière)

Philippe Taurines joined the Gaz de France Group in 1985. He earned a university degree in literature/philosophy.

After holding several positions within Shared Services, he joined Gaz de France’s headquarters in 1994.

In 1995, he accepted a position with responsibilities at the logistics department of the Gas Engineering Center. He was appointed fo deputy Secretary at the Central Services Department of Gaz de France in 1997 and General Secretary in 2002.

He was elected Federal Secretary in 2003.
He has been a member of the Supervisory Board of the Action Gaz fund since its creation in 2005 and is currently the fund’s President.

Registered shares and mutual fund units corresponding to 1,297 shares
Candidate put forward by the spring international mutual funds
Robin Vander Putten 40 A belgian citizen Member of the ACV METAAT trade union

Robin Vander Putten joined fabricom (GDF SUEZ Energy Services Division – Belgium) in 1987. He held the position of site manager until 1995 when he was appointed principal representative of the largest belgian trade union, Union ACV METAAT.

He joined the European Works Council of Tractebel in 1996 and the European Works Council of SUEZ in 2001.

He has served as Chairman of the Supervisory Board of the Spring Classic mutual funds for several years.

He speaks Dutch, French, English and German.

Mutual fund units corresponding to 605 shares

REFERENCE DOCUMENT 2008    539

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2. BOARD OF DIRECTORS’ REPORT ON THE RESOLUTIONS PRESENTED TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Delegation of authority to be given to the Board of Directors to increase the share capital, with cancellation of preferential subscription rights, in favor of any entities whose sole purpose is to subscribe, hold and dispose of GDF SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulas of the GDF SUEZ Group’s international employee shareholding plan (thirteenth resolution)

The purpose of the thirteenth resolution is to ask the shareholders to renew the delegation of authority granted to the Board of Directors to increase the Company’s share capital, with cancellation of preferential subscription rights, through the issuance of shares reserved for any entities whose sole purpose is to subscribe, hold and dispose of GDF SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulas of the GDF SUEZ Group’s international employee shareholding plan, for a maximum nominal amount of €20 million through the issuance of a maximum number of 20 million shares with a par value of €1 each.

This delegation of authority would be renewed for a period of 18 months from the date of the Shareholders’ Meeting of May 4, 2009 and would cancel the delegation of authority previously granted under the eighteenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008.

The subscription price for the shares issued by the entity or entities would be equal to that offered to employees subscribing for the multiple formula under the seventeenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008 (relating to the capital increase via a share issue reserved for members of a GDF SUEZ Group corporate savings plan (plan d’épargne d’entreprise – PPE), subject to the possibility offered to the Board of Directors when setting the price, to eliminate or reduce the discount provided for in the aforementioned seventeenth resolution.

The shares or equity interests of the entity or entities that are the beneficiaries of this reserved share issue may be proposed to the employees of consolidated foreign subsidiaries of the GDF SUEZ Group pursuant to Article L.3344-1 of the French Labor Code (Code du travail) and who, for local regulatory or tax reasons, may not subscribe for GDF SUEZ shares under the aforementioned seventeenth resolution.

The GDF SUEZ shares subscribed for by the entity or entities could be assigned, where applicable, in full or in part to one or more credit institutions with their registered office either in France or in another European Union Member State for the purpose of ensuring:

•

in part, the coverage of the multiple formula offered to employees of foreign subsidiaries under this resolution;

•

in part, the coverage of the multiple formula offered to employees of foreign subsidiaries subscribing for GDF SUEZ shares under the seventeenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008.

The shareholders are asked to give the Board of Directors a certain amount of latitude in the choice of the structure allowing for the best implementation of the multiple formula for the employees of the GDF SUEZ Group in the countries concerned, in light of the changes in the applicable legislation.

In order to adapt the subscription formulas presented to the employees in each country concerned, where applicable, the shareholders are asked to delegate their authority to the Board of Directors to determine the subscription formulas and to distinguish between (i) countries where employees will be offered shares or equity interests in the above-mentioned entity or entities and (ii) countries where employees will subscribe for GDF SUEZ shares under the seventeenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008.

The equitable nature of the conditions for the issuance of the GDF SUEZ shares in favor of the entity or entities whose sole purpose is to subscribe, hold and dispose of GDF SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulas of the GDF SUEZ Group’s international employee shareholding plan, was submitted to an independent expert, Mr. Jean Borjeix, whose report has been provided to you.

If, as a result of massive subscriptions, the number of subscriptions were to exceed the maximum number of shares authorized for issue, the Board of Directors would reduce employee subscriptions in accordance with the rules that it has set in accordance with the provisions of French law and the limits set by the authorization granted by the Shareholders’ Meeting. These rules will be laid down by the Board of Directors, by applying, as the case may be, a principle of cutting back and/or a principle of proportionality, and could be inspired by the following rules, it being specified that the final rules will be set by the Board of Directors when it determines the subscription formulas:

•

the reduction would be made resolution by resolution: if the maximum number of shares authorized for issue under one of the two above-mentioned resolutions is not exceeded, the employees concerned by the resolution in question would receive the full amount of their subscriptions, with the reduction in the subscriptions only concerning the oversubscribed share issue;

•

if, under one of the two above-mentioned resolutions, the number of subscriptions is greater than the maximum number of shares authorized for issue pursuant to the resolution concerned, a reduction would be made by cutting back the number of subscriptions by employee and, as needs be, by a proportional reduction in employee subscriptions;

•

where, under one of the two above-mentioned resolutions, the number of subscriptions is greater than the maximum number of shares authorized for issue pursuant to the resolution concerned and where one of the countries falling within the scope covered by such resolution, which is itself subject, for regulatory or tax reasons, to a maximum limit on subscriptions (hereinafter the “country subject to an upper limit”) also exceeds its own upper limit, a proportional reduction would be made, in priority, in the subscriptions by the employees of the country subject to an upper limit;

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•

however, if such a reduction does not make it possible to comply with the maximum number of shares authorized for issue pursuant to the resolution concerned, a new proportional reduction would be made affecting all the employees concerned by such resolution, including those in the country or countries subject to an upper limit, with these employees being treated in the same way as the employees in other countries;

•

foreign employees who subscribe for GDF SUEZ shares under the seventeenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008, may receive, for each GDF SUEZ share subscribed, an SAR (Share Appreciation Right), which would be covered by a corresponding issue of GDF SUEZ shares under this resolution;

•

in the event of a reduction in subscriptions by foreign employees for GDF SUEZ shares under the seventeenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008, the number of shares to be issued under this resolution could also be reduced in certain cases, depending on the multiple formulas that are finally decided by the Board of Directors.

Authorization to be given to the Board of Directors to grant options for the subscription or purchase of shares of the Company to employees and/or officers of the Company and/or Group companies (fourteenth resolution)

The authorization given to the Board of Directors at the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008 to grant options for the subscription or purchase of shares of the Company to employees and/or officers of the Company and/or Group companies will expire in July 2009.

Under the fourteenth resolution, the shareholders are asked to renew the authorization given to the Board of Directors to grant options for the subscription of new shares and/or the purchase of existing shares of the Company, on one or several occasions, to all or certain employees and officers of the Company and of companies or groups that are affiliated with the Company, as defined in Article L.225-180 of the French Commercial Code, subject to the limitations provided by law. This delegation of authority would be given for a period of 18 months from the date of this Shareholders’ Meeting and would cancel, from the date hereof, the authorization previously granted under the twenty-second resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008.

The total number of options granted pursuant to this resolution may not give rise to the subscription or purchase of shares representing over 0.5% of the Company’s share capital as of the date of the Board of Directors’ decision. Said number of shares will be deducted from the total number of shares that may be granted to certain employees and/or officers pursuant to the fifteenth resolution (authorization to award free shares), which is limited to 0.5% of the share capital. In any event, the French government must hold over one-third of the Company’s capital and continue to do so after all securities giving access to the Company’s capital and the share subscription options granted have been taken into account.

The exercise price for new shares and the purchase price for existing shares will be set, without any discount, in accordance with the provisions of Articles L.225-177 and L.225-179 of the French Commercial Code.

The Board of Directors will have all powers to draw up the list of the beneficiaries of the options and decide on the number of shares that each of them will be able to purchase or subscribe for, as well as the conditions for obtaining, purchasing and selling these shares.

Authorization to be given to the Board of Directors to award free shares to employees and/or officers of the Company and/or Group companies (fifteenth resolution)

The authorization given to the Board of Directors by the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008 to award free shares to employees and/or officers of the Company and affiliated companies under the conditions provided by law in accordance with the provisions of Articles L.225-197-1 to L.225-197-3 of the French Commercial Code, will expire in July 2009.

The purpose of the fifteenth resolution is to renew this authorization to enable the Board of Directors to continue to award free shares to employees and/or officers of the Company and/or Group companies.

This authorization would be given for a period of 18 months from the date of this Shareholders’ Meeting and would cancel, from the date hereof, the authorization previously granted under the twenty-first resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008. This authorization may result in the award of shares to all of the Group’s employees and officers, except for the GDF SUEZ officers, under a global plan representing not more than (i) 0.5% of the share capital as of the date of the Board of Directors’ decision to award them to certain employees and/or officers of the Group, said number of shares will be deduced from the total number of shares that may be granted pursuant to the fourteenth resolution (authorization to grant options for the subscription or purchase of shares), which is limited to 0.5% of the share capital and (ii) 0.2% of the share capital as of the date of the Board of Directors’ decision.

The shares awarded would be existing shares.

All or some of the shares would only vest after a minimum two-year period and a minimum holding period of two years would apply from the vesting date. It is specified that there may be no minimum holding period for shares subject to a minimum four-year vesting period, in which case said shares would be freely transferable once they have vested.

In the event that a beneficiary is classified as having a second or third class disability, as defined by Article L.341-4 of the French Social Security Code (Code de la sécurité sociale), the shares awarded to that beneficiary would vest immediately. In the event of death of a beneficiary, his or her successors may ask, within six months of the date of death, for the shares to vest, in which case, they will be immediately transferable.

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As regards the free award of shares limited to 0.5% of the share capital, the Board would be able to draw up the list of the beneficiaries of the share awards, from among the employees and officers of the Company and of the companies or economic interest groupings, of which at least 10% of the capital or voting rights are held, directly or indirectly, by the Company. The Board of Directors would be empowered to set the conditions and criteria for granting said share awards. The Board would be able to use this authorization on one or more occasions.

In accordance with the provisions of Article L.225-197-4 of the French Commercial Code, a special report will be drawn up to inform the shareholders of the transactions carried out under this authorization.

ADDITIONAL INFORMATION IN THE EVENT OF THE USE OF THE DELEGATION OF AUTHORITY AND/OR OTHER AUTHORIZATIONS REFERRED TO ABOVE

The authorizations referred to in the thirteenth, fourteenth and fifteenth resolutions would be given to the Board of Directors or a representative duly authorized in accordance with the laws and regulations.

In accordance with the provisions of Law no. 2006-1537 of December 7, 2006, the delegation of authority referred to in the thirteenth resolution and the authorization granted under the fourteenth resolution may only be used by the Board of Directors – or the Chairman and Chief Executive Officer or the Vice-Chairman, President acting under a delegation of authority granted by the Board of Directors under the conditions provided by law – with respect to a limited number of securities, so that following each grant, the French government will hold over one-third of the Company’s capital and will continue to do so after all securities giving access to the Company’s capital and the share subscription options granted have been taken into account.

Powers to implement the resolutions adopted by the Shareholders’ Meeting and perform the related formalities (sixteenth resolution)

Under the sixteenth resolution, the shareholders are asked to authorize the bearer of a copy or extract of the minutes of the Shareholders’ Meeting to carry out any formalities required by law.

The Board of Directors

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DRAFT RESOLUTIONS PRESENTED TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF MAY 4, 2009

A. ORDINARY SHAREHOLDERS’ MEETING

First resolution: Approval of transactions and the statutory financial statements for the year ended December 31, 2008

After reviewing the financial statements for the year ended December 31, 2008, the Board of Directors’ management report and the Statutory Auditors’ report on the financial statements, the Ordinary Shareholders’ Meeting approves the financial statements for the year ended December 31, 2008, as presented to it, as well as the transactions entered in these financial statements or summarized in these reports, showing net income for the year of €2,766,786,164.

In accordance with Article 223 quater of the French Tax Code, the Ordinary Shareholders’ Meeting approves the non-deductible expenses and charges governed by Article 39-4 of the French Tax Code – amounting to €699,616.81 for 2008 – as well as the corresponding tax liability of €240,901.39.

Second resolution: Approval of the consolidated financial statements for the year ended December 31, 2008

After reviewing the Board of Directors’ report and the Statutory Auditors’ report on the consolidated financial statements, the Ordinary Shareholders’ Meeting approves the consolidated financial statements for the year ended December 31, 2008, as presented to it, as well as the transactions entered in these consolidated financial statements or summarized in these reports, showing net income Group share of €4,857,119,000.

Third resolution: Appropriation of net income and declaration of dividend for 2008

The Ordinary Shareholders’ Meeting notes that the balance sheet at December 31, 2008 shows net income of €2,766,786,164 and retained earnings of €18,739,865,064.

Pursuant to the Board of Directors’ recommendations, the Ordinary Shareholders’ Meeting decides to appropriate the net income and distribute the dividend as follows:

Euros
Net income	2,766,786,164
Appropriation to the legal reserve	211,114
Balance	2,766,575,050
Retained earnings at December 31, 2008	18,739,865,064
TOTAL AMOUNT AVAILABLE FOR DISTRIBUTION	21,506,440,114
Dividend payout for 2008 (i.e., a net dividend of €2.20 per share)	4,795,008,520
Interim dividend paid on November 27, 2008 to be deducted from the dividend for fiscal year 2008: (i.e., a net dividend of €0.80 per share)	1,723,907,172
Remaining dividend payout for 2008: (i.e., a net dividend of €1.40 per share)	3,071,101,348
The total amount of dividend payout for 2008 will be paid out of:	4,795,008,520
Net income for the period	2,766,575,050
Retained earnings	2,028,433,470

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Accordingly, the Ordinary Shareholders’ Meeting declares a net dividend for 2008 of €2.20 per share, i.e., a total dividend payout of €4,795,008,520.

Given that the interim dividend of €0.80 per share, to be deducted from the dividend for fiscal year 2008, was paid on November 27, 2008, the remaining dividend for fiscal year 2008 amounts to €1.40 per share, i.e., a total dividend payout of €3,071,101,348.

The total dividend payout is based on the number of existing GDF SUEZ shares on December 31, 2008, i.e., 2,193,643,820 shares.

On the date the dividend is paid, the dividend corresponding to the treasury stock held by the Company will be allocated to “other reserves”.

In accordance with Article 243 bis of the French Tax Code, the entire distribution is eligible for the 40% deduction available to individuals domiciled in France for tax purposes provided for in Article 158-3 2 of the French Tax Code.

Pursuant to Articles L.232-18 to L.232‑20 of the French Commercial Code and Article 26, paragraph 4 of the bylaws, which authorizes the payment of dividends in shares, the Ordinary Shareholders’ Meeting decides that each shareholder may choose between a payment in cash or in shares for the portion of dividend equal to €0.80.

The issue price of the new shares, issued for the payment in shares, will be equal to 90% of the average opening price of the shares on NYSE Euronext Paris during the 20 trading sessions prior to the date of this Shareholders’ Meeting less the amount of the remaining dividend payout per share, in light of the interim dividend payment, in accordance with Article L.239-19 of the French Commercial Code. The Board of Directors will be entitled to round the price to the nearest euro cent.

Each shareholder may choose either method of payment of the dividend, but the choice will cover the full amount of the dividend eligible for the option, i.e., €0.80. Each shareholder will have to inform the financial intermediary of its choice between May 6 and May 22, 2009 inclusive. After the expiration of this period, the dividend may only be paid in cash.

For shareholders who opt for a cash payment, the dividend will be paid on June 4, 2009. For shareholders who opt for the payment of the dividend in shares, the shares will be delivered on the same date.

The portion of the dividend which is not eligible for the option of the payment in shares, i.e., €0.60 will be paid in cash on May 11, 2009.

If the amount of the dividend to be received does not correspond to a whole number of shares, the dividend will be rounded down to the nearest whole number and a cash payment will be made by the Company for the difference.

The new shares will be subject to the laws and regulations and the bylaws and will carry dividend rights as of January 1, 2009, the start date of the current fiscal year.

In accordance with Article L.232-20 of the French Commercial Code, the Ordinary Shareholders’ Meeting grants full powers to the Board to take all measures to implement the dividend payout in shares, to report the number of shares issued and the completion of the share capital increase, to amend the bylaws accordingly and to carry out the publication formalities required by law.

Pursuant to applicable law, the Ordinary Shareholders’ Meeting hereby acknowledges that dividend payouts in respect of the previous three fiscal years were as follows:

Fiscal year	Number of shares carrying dividend rights (in millions)	Dividend (total amount in millions of euros)	Net dividend per share Euros
2005 (1)	984	669	0.68
2006 (1)	984	1,082	1.10
2007 (1) (2)	964	1,215	1.26

(1)

dividends for fiscal years ending december 31, 2005, december 31, 2006 and december 31, 2007 were eligible for the 40% tax deduction available to individuals domiciled in france for tax purposes in accordance with article 158-3 2 of the french tax code.

(2)

the total amount of the dividend for fiscal year 2007 includes the dividends not paid on treasury stock (20 million shares).

Fourth resolution: Approval of regulated agreements pursuant to Article L.225-38 of the French Commercial Code

After reviewing the Statutory Auditors’ special report on regulated agreements governed by Article L.225-38 of the French Commercial Code, the Ordinary Shareholders’ Meeting approves the transactions referred to in these agreements which were entered into or which remained in force during the past year.

Fifth resolution: Authorization to be given to the Board of Directors to trade in the Company’s shares

After reviewing the terms of the stock repurchase program, the Ordinary Shareholders’ Meeting authorizes the Board of Directors, or a representative duly authorized in accordance with the law, to purchase the Company’s shares in accordance with the terms and conditions set forth in Articles L.225-209 et seq. of the French Commercial Code and EC Regulation no. 2273/2003 of December 22, 2003, in order to:

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•

maintain a liquid market in the Company’s shares through a liquidity agreement with an independent investment services provider that complies with the Code of ethics recognized by the French Financial Markets Authority (Autorité des Marchés Financiers – AMF); or

•

cancel all or part of the repurchased shares in accordance with Article L.225-209 of the French Commercial Code as part of a reduction of share capital decided or authorized by the Shareholders’ Meeting; or

•

grant or sell them to employees or former employees or officers or former officers of the Company and/or companies that are or will be affiliated with it under the terms and conditions provided for by the applicable regulations, in particular in relation to stock option plans, awards of free shares, corporate or inter-company savings plans; or

•

hold them for subsequent remittance in exchange or payment in connection with external growth transactions, subject to a ceiling of 5% of the Company’s share capital; or

•

use them for allocation upon the exercise of the rights attached to issued securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company; or

•

implement any other market practices authorized or to be authorized by market authorities.

The Company may also use this stock repurchase program for any other purpose authorized or to be authorized by the laws and regulations.

In accordance with the following terms and conditions:

•

the maximum number of shares purchased by the Company during the period of the stock repurchase program may not exceed 10% of the shares comprising the Company’s share capital as of the date of this Shareholders’ Meeting;

•

the maximum purchase price may not exceed €55, excluding acquisition costs, and the aggregate amount of purchases, net of expenses, may not exceed €12 billion.

The purchase, sale or transfer of shares may be performed at any time, and by any means, except during the period of public offer for the Company, on the open market or over the counter, including through block trades, public tender offers, or the use of options or forward financial instruments traded on a regulated market or over the counter or through the issue of securities convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company, in accordance with the conditions provided by the market authorities and applicable legislation.

This authorization will be valid for a period of 18 months from the date of this Shareholders’ Meeting. It cancels the authorization granted under the twenty-fourth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008.

The Ordinary Shareholders’ Meeting authorizes the Board of Directors, or a representative duly authorized in accordance with the law, to adjust the maximum purchase price to take into account the impact on the share price of any corporate actions, including a change in the par value of the share, a capital increase paid up by capitalizing reserves, a bonus share issue, a stock-split or reverse stock-split, a distribution of reserves or any other assets, or a redemption of share capital.

The Ordinary Shareholders’ Meeting gives full powers to the Board of Directors, or a representative duly authorized in accordance with the law, to use this authorization and to set the terms and conditions applicable to the stock repurchase program, to place any buy and sell orders, enter into any and all agreements in view of updating the share registers, carry out all filings with the AMF and any other authorities, complete all formalities, and generally do all that is necessary.

Sixth resolution: Appointment of a Director representing the employee shareholders pursuant to Article 13.3 2 of the bylaws

After reviewing the Board of Directors’ report, the Ordinary Shareholders’ Meeting decides to appoint Patrick Arnaud, as Director representing the employee shareholders, for a four-year term, in accordance with Article 13.3 2 of the bylaws. His term of office will expire at the close of the Shareholders’ Meeting to be held in 2013 to approve the financial statements for the year ending December 31, 2012.

Seventh resolution: Appointment of a Director representing the employee shareholders pursuant to Article 13.3 2 of the bylaws

After reviewing the Board of Directors’ report, the Ordinary Shareholders’ Meeting decides to appoint Eric Charles Bourgeois, as Director representing the employee shareholders, for a four-year term, in accordance with Article 13.3 2 of the bylaws. His term of office will expire at the close of the Shareholders’ Meeting to be held in 2013 to approve the financial statements for the year ending December 31, 2012.

Eighth resolution: Appointment of a Director representing the employee shareholders pursuant to Article 13.3 2 of the bylaws

After reviewing the Board of Directors’ report, the Ordinary Shareholders’ Meeting decides to appoint Emmanuel Bridoux, as Director representing the employee shareholders, for a four-year term, in accordance with Article 13.3 2 of the bylaws. His term of office will expire at the close of the Shareholders’ Meeting to be held in 2013 to approve the financial statements for the year ending December 31, 2012.

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Ninth resolution: Appointment of a Director representing the employee shareholders pursuant to Article 13.3 2 of the bylaws

After reviewing the Board of Directors’ report, the Ordinary Shareholders’ Meeting decides to appoint Gabrielle Prunet, as Director representing the employee shareholders, for a four-year term, in accordance with Article 13.3 2 of the bylaws. Her term of office will expire at the close of the Shareholders’ Meeting to be held in 2013 to approve the financial statements for the year ending December 31, 2012.

Tenth resolution: Appointment of a Director representing the employee shareholders pursuant to Article 13.3 2 of the bylaws

After reviewing the Board of Directors’ report, the Ordinary Shareholders’ Meeting decides to appoint Jean-Luc Rigo, as Director representing the employee shareholders, for a four-year term, in accordance with Article 13.3 2 of the bylaws. His term of office will expire at the close of the Shareholders’ Meeting to be held in 2013 to approve the financial statements for the year ending December 31, 2012.

Eleventh resolution: Appointment of a Director representing the employee shareholders pursuant to Article 13.3 2 of the bylaws

After reviewing the Board of Directors’ report, the Ordinary Shareholders’ Meeting decides to appoint Philippe Taurines, as Director representing the employee shareholders, for a four-year term, in accordance with Article 13.3 2 of the bylaws. His term of office will expire at the close of the Shareholders’ Meeting to be held in 2013 to approve the financial statements for the year ending December 31, 2012.

Twelfth resolution: Appointment of a Director representing the employee shareholders pursuant to Article 13.3 2 of the bylaws

After reviewing the Board of Directors’ report, the Ordinary Shareholders’ Meeting decides to appoint Robin Vander Putten, as Director representing the employee shareholders, for a four-year term, in accordance with Article 13.3 2 of the bylaws. His term of office will expire at the close of the Shareholders’ Meeting to be held in 2013 to approve the financial statements for the year ending December 31, 2012.

B. EXTRAORDINARY SHAREHOLDERS’ MEETING

Thirteenth resolution: Delegation of authority to be given to the Board of Directors to increase the share capital, with cancellation of preferential subscription rights, in favor of any entities whose sole purpose is to subscribe, hold and dispose of GDF SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulas of the GDF SUEZ Group’s international employee shareholding plan

After reviewing the Board of Directors’ report, the Statutory Auditors’ special report and the independent expert’s report, and in accordance with Articles L.225-129, L.225-129-2 to L.225-129-6 and L.225-138 of the French Commercial Code, the Extraordinary Shareholders’ Meeting:

1.

delegates its authority to the Board of Directors to increase the share capital, on one or more occasions, by a maximum nominal amount of €20 million via the issuance of a maximum of 20 million new shares with a par value of €1 each;

2.

resolves that this delegation of authority will be valid for a period of 18 months from the date of this Shareholders’ Meeting and cancels the authorization granted under the eighteenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008;

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3.

delegates its authority to the Board of Directors to choose the entity or entities referred to in point 6 below;

4.

resolves that the final amount of the capital increase will be set by the Board of Directors which shall have full powers for such purpose;

5.

resolves that the amount of subscriptions by each employee may not exceed the limits that will be set by the Board of Directors within the scope of this delegation of authority and that, in the event of excess employee subscriptions, these will be reduced in accordance with the rules defined by the Board of Directors;

6.

resolves to cancel the shareholders’ preferential subscription rights and reserve the subscription of all the shares to be issued, in accordance with the provisions of Article L.225-138 of the French Commercial Code, for any French or foreign entities, whether or not they have legal personality, whose sole purpose is to subscribe, hold and dispose of GDF SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulas of the GDF SUEZ Group’s international employee shareholding plan;

7.

resolves that the issue price of the new shares will be equal to the price of the shares to be issued within the scope of the next share issue reserved for employees who are members of the GDF SUEZ Group corporate savings plan, pursuant to the seventeenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008, and which will be equal to 80% of the average opening price of the shares on NYSE Euronext Paris during the 20 trading sessions prior to the date of the decision setting the opening date of the subscription period for the share issue reserved for members of a GDF SUEZ Group corporate savings plan. However, the Extraordinary Shareholders’ Meeting authorizes the Board of Directors, where appropriate, to reduce or eliminate any discount applied to the subscription price of the shares issued pursuant to the seventeenth resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008 (share issue reserved for employees who are members of a corporate savings plan), subject to legal and regulatory limitations, to take into account local legal, accounting, tax and social security rules;

8.

resolves that the Board of Directors may determine the subscription formulas which will be presented to the employees in each company concerned, in light of the constraints of applicable local laws, and select the countries to be included from among those in which GDF SUEZ has consolidated subsidiaries pursuant to Article L.3344-1 of the French Labor Code (Code du travail) and those of such subsidiaries whose employees will be able to participate in the transaction;

9.

resolves that the amount of the share issue or of each share issue shall be limited, where applicable, to the amount of subscriptions received by GDF SUEZ, in accordance with applicable legal and regulatory requirements.

Fourteenth resolution: Authorization to be given to the Board of Directors to grant options for the subscription or purchase of shares of the Company to employees and/or officers of the Company and/or Group companies

After reviewing the report of the Board of Directors and the Statutory Auditors’ special report, the Extraordinary Shareholders’ Meeting:

1.

authorizes the Board of Directors, or a representative duly authorized in accordance with the law, pursuant to Articles L.225-177 et seq. of the French Commercial Code, to grant options for the subscription of new shares and/or the purchase of existing shares of the Company, on one or several occasions, to all or certain employees and officers of the Company and of companies or groups that are affiliated with the Company, as defined in Article L.225-180 of the French Commercial Code, subject to the limitations provided by law;

2.

resolves that this authorization will be valid for a period of 18 months from the date of this Shareholders’ Meeting and cancels the authorization granted under the twenty-second resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008;

3.

resolves that the total number of options granted pursuant to this resolution may not give rise to the subscription or purchase of shares representing over 0.5% of the Company’s share capital as of the date of the Board of Directors’ decision and that said number of shares will be deducted from the total number of shares that may be granted to certain employees and/or officers of the Company pursuant to the fifteenth resolution, which is limited to 0.5% of the share capital as of the date of the Board of Directors’ decision. It is specified that, in accordance with Article 24 of Law no. 2004-803 of August 9, 2004 as amended, the authorization granted under this resolution may only be used by the Board of Directors – or the Chairman and Chief Executive Officer or the Vice-Chairman, President acting under a delegation of authority granted by the Board of Directors under the conditions provided by law – with respect to a limited number of share subscription options, so that following each grant, the French government will hold over one-third of the Company’s capital and will continue to do so after all securities giving access to the Company’s capital and the share subscription options granted have been taken into account;

4.

resolves that the exercise price for new shares and the purchase price for existing shares will be set, without any discount, in accordance with the provisions of Articles L.225‑177 and L.225-179 of the French Commercial Code;

5.

notes that this authorization will automatically entail the waiver by shareholders of their preferential right to subscribe for new shares issued as and when share subscription options are exercised, in favor of the beneficiaries of those options;

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6.

resolves to grant to the Board of Directors the necessary powers to implement this resolution, subject to the limitations set forth above and in the Company’s bylaws, including the power to:

-

set the dates and the terms and conditions of each grant, draw up the list of beneficiaries and decide on the number of shares that each beneficiary may acquire;

-

determine, where appropriate, the periods during which the exercising of options will be temporarily suspended as a result of certain financial transactions;

-

determine the terms and conditions for exercising the options, including the exercise price for new shares, the purchase price for existing shares, the exercise period or periods and the period of validity of the options, which may not exceed ten years;

-

specify, where appropriate, the holding period applicable to all or any shares obtained by exercising the options, which may not exceed three years from the exercise date;

-

set the number of shares to be held in registered form by the Company’s officers until the end of their term of office;

-

determine the conditions in which the price and the number of shares to be purchased or issued may be adjusted in the cases provided for by law;

-

record increases in share capital resulting from the exercising of options, amend the bylaws accordingly and accomplish all formalities, either directly or through a representative;

-

charge the issuance costs of the shares against the related premiums and deduct from the premiums the amounts necessary to raise the legal reserve to one-tenth of the new capital after each issue, where appropriate;

and generally do all that is necessary;

7.

resolves that the Board of Directors will inform shareholders, at each Ordinary Shareholders’ Meeting, of the transactions carried out pursuant to this authorization in accordance with the applicable legal and regulatory provisions;

8.

grants full powers to the Board of Directors to decide, where appropriate, all modifications and adjustments to the terms and conditions of share subscription and purchase options granted prior to this Shareholders’ Meeting.

Fifteenth resolution: Authorization to be given to the Board of Directors to award free shares to employees and/or officers of the Company and/or Group companies

After reviewing the report of the Board of Directors and the Statutory Auditors’ special report, the Extraordinary Shareholders’ Meeting:

1.

authorizes the Board of Directors, or a representative duly authorized in accordance with the law, to award existing shares, on one or several occasions, in accordance with Articles L.225-197-1 et seq. of the French Commercial Code;

2.

resolves that this authorization will be valid for a period of 18 months from the date of this Shareholders’ Meeting and cancels the authorization granted under the twenty-first resolution of the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008;

3.

resolves that the total number of shares awarded pursuant to this authorization to all employees of the Company and employees or officers of companies or groups that are affiliated with it under a global plan, under the conditions provided by law, may not represent more than (i) 0.5% of the Company’s share capital as of the date of the Board of Directors’ decision to award shares to certain employees and/or officers of the Company and/or of companies or groups that are affiliated with the Company under the conditions provided by law and that said number of shares will be deducted from the total number of shares that may be granted pursuant to the fourteenth resolution, which is limited to 0.5% of the share capital as of the date of the Board of Directors’ decision and (ii) 0.2% of the share capital as of the date of the Board of Directors’ decision;

4.

resolves that all or some of the shares awarded will only vest after a minimum two-year period, and that a minimum holding period of two years will apply from the vesting date, being specified that there may be no minimum holding period for shares subject to a minimum four-year vesting period, in which case said shares would be freely transferable once they have vested;

5.

resolves that in the event that a beneficiary is classified as having a second or third class disability, as defined by Article L.341-4 of the French Social Security Code (Code de la sécurité sociale), the shares awarded to that beneficiary will vest immediately. In the event of the death of a beneficiary, his or her successors may ask, within six months of the date of death, for the shares to vest in which case they will be immediately transferable;

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6.

grants full powers to the Board of Directors, or a representative duly authorized in accordance with the law, to implement this authorization, subject to the above limitations, and in particular to:

•

set the number of shares to be awarded to each beneficiary;

•

set the conditions and, where appropriate, the criteria for awarding the shares, including the minimum vesting period and the minimum holding period;

•

provide, where appropriate, for the possibility to extend the vesting period and in such case, to defer the end-date of the holding period accordingly, so that the minimum holding period remains unchanged;

•

adjust the number of shares awarded in the event that the value of the Company’s shares should change as a result of transactions involving the share capital;

•

set the dates and the terms and conditions of the free share awards and, in general, take all the necessary steps and enter into all agreements to properly complete the transaction.

Sixteenth resolution: Powers to implement the resolutions adopted by the Shareholders’ Meeting and perform the related formalities

The shareholders grant full powers to the bearer of the original or a copy or extract of the minutes of this Shareholders’ Meeting to carry out all filings and other formalities as required.

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STATUTORY AUDITORS’ SPECIAL REPORT ON REGULATED AGREEMENTS AND COMMITMENTS WITH RELATED PARTIES

This is a free translation into English of the statutory auditors’ special report on regulated agreements and commitments with related parties that is issued in the French language and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France. It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

To the Shareholders,

In our capacity as statutory auditors of your Company, we hereby report to you on regulated agreements and commitments with related parties.

AGREEMENTS AND COMMITMENTS AUTHORISED DURING THE YEAR

In accordance with article L.225-40 of the French Commercial Code (Code de Commerce), we have been informed of certain agreements and commitments with related parties authorised by your Board of Directors.

We are not required to ascertain the existence of any other agreements and commitments but to inform you, on the basis of the information provided to us, of the terms and conditions of those agreements and commitments indicated to us.  We are not required to comment as to whether they are beneficial or appropriate.  It is your responsibility, in accordance with Article R.225-31 of the French Commercial Code (Code de commerce), to evaluate the benefits resulting from these agreements and commitments prior to their approval.

We performed those procedures which we considered necessary to comply with professional guidance issued by the national auditing body (Compagnie Nationale des Commissaires aux Comptes) relating to this type of engagement.  These procedures consisted in verifying that the information provided to us is consistent with the documentation from which it has been extracted.

1. Agreements and commitments previously authorised by the SUEZ Board of Directors during the first half of 2008

1.1. With Groupe Bruxelles Lambert, Caisse des Dépôts et Consignations, CNP Assurances, Sofina, Areva and SUEZ Environnement Company

Shareholder and directors concerned

Groupe Bruxelles Lambert, Mr. Gérard Mestrallet, Mr. Albert Frère, Mr. Edmond Alphandery, Mr. Etienne Davignon, Mr. Paul Desmarais Jr., Mr. Richard Goblet d’Alviella, Mr. Thierry de Rudder and Ms. Anne Lauvergeon.

Nature and purpose

In connection with the spin-off of the SUEZ Environment Division (“Spin-off”), Groupe Bruxelles Lambert, Sofina, Caisse des Dépôts et Consignations, Areva and CNP Assurances, as well as SUEZ Environnement Company entered into a renewable 5-year shareholders’ agreement on June 5, 2008, as of the date of completion of the spin-off. The shareholders’ agreement shall constitute an agreement whereby the parties shall be considered to be acting in concert within the meaning of Article L.233-10 of the French Commercial Code, and within which GDF SUEZ shall play a major role. The consequence of this shareholders’ agreement shall be to confer the control of SUEZ Environnement Company to GDF SUEZ.

The shareholders’ agreement shall be terminated early should (i) all of the securities covered by the shareholders’ agreement represent less than 20% of the share capital of SUEZ Environnement Company, or should (ii) GDF SUEZ no longer be the majority shareholder acting in concert pursuant to the shareholders’ agreement. Furthermore, should any party to the shareholders’ agreement own less than one third of its initial shareholding interest, the shareholders’ agreement shall be terminated with respect to that specific party but all of its provisions shall remain in force with respect to all the other parties.

The SUEZ Board of Directors, at its June 4, 2008 meeting, expressly authorised this agreement, which was approved by the SUEZ Shareholders’ Meeting of July 16, 2008, after having taken due note of the statutory auditors’ special report.

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1.2. With SUEZ Environnement Company

Director concerned

Mr. Gérard Mestrallet

Nature and purpose

A cooperation and pooled functions contract was entered into between SUEZ and SUEZ Environnement Company, entering into force as of the date of completion of the distribution by SUEZ to its shareholders of 65% of the shares of its subsidiary SUEZ Environnement Company and the GDF SUEZ merger. Pursuant to this agreement, SUEZ and SUEZ Environnement Company agreed to continue their cooperation mainly in the areas of strategy, accounting matters, internal control, audit and risk management, finance, tax policy, IT services and communication, it being specified that all of the rights and obligations of SUEZ arising under the agreement shall be transferred to the company created pursuant to the merger and known as GDF SUEZ.

Moreover, SUEZ Environnement Company and SUEZ reaffirmed their adherence to the “Corporate Charter” of the SUEZ Group and their commitment to continue to apply the charters and agreements signed within the group. Subject to legislative and regulatory provisions, the employees of SUEZ Environnement Company and its subsidiaries shall be eligible to future grants of stock options and free shares, as well as future employee shareholding plans at GDF SUEZ.

Finally, SUEZ Environnement Company and SUEZ agreed that SUEZ Environnement Company shall continue to benefit from the centralized services provided by GDF SUEZ and notably, the GDF SUEZ centers of expertise.

The services provided pursuant to the cooperation and pooled functions contract shall be subject to invoicing between SUEZ Environnement Company and GDF SUEZ at standard market terms and conditions on an arm’s length basis. The cooperation and pooled functions contract shall be terminated early, and automatically by law, should GDF SUEZ lose control of SUEZ Environnement Company, subject to, if applicable, to transition periods to be determined between the parties on a case-by-case basis.

At its June 4, 2008 meeting the SUEZ Board of Directors expressly authorised this contract which was approved by the SUEZ Shareholders’ Meeting of July 16, 2008 after having taken due note of the statutory auditors’ special report.

Terms and conditions

In 2008, SUEZ Environnement Company paid €8.38 million to GDF SUEZ in respect of this contract. Furthermore, the strike price of the 1,081,720 GDF SUEZ share subscription options granted to SUEZ Environnement was adjusted to €32.74. Finally, in November 2008, 357,034 free shares were granted to SUEZ Environnement for a unit value (weighted average) of €28.50.

1.3. With SUEZ Finance (which has become GDF SUEZ Finance), SUEZ Environnement Company and SUEZ Environnement

Director concerned

Mr. Gérard Mestrallet

Nature and purpose

In connection with the spin-off of the SUEZ Environment Division (“Spin-off”), SUEZ, SUEZ Finance (which has become GDF SUEZ Finance), SUEZ Environnement Company and SUEZ Environnement entered into a financing framework agreement on June 5, 2008 setting the main terms and conditions of future financing of the SUEZ Environnement Company group for 2008-2010. Financing shall be provided by GDF SUEZ Finance (formerly SUEZ Finance) or any other entity of the SUEZ Group and may be granted to any entity of the SUEZ Environnement Company group, SUEZ Environnement Company or SUEZ Environnement agreeing to act as guarantor in the event where financing is granted to one of their subsidiaries. The total overall financing granted shall be limited to the total amount of SUEZ Environnement Company group financing requirements, as agreed to annually between SUEZ and SUEZ Environnement Company. Loans shall be granted at standard market terms and conditions on an arm’s length basis, depending on the term of the loan.

Throughout the term of the framework agreement, and subject to certain exceptions, SUEZ Environnement Company and SUEZ Environnement undertook not to sell any or all of their assets without the prior approval of the SUEZ Group, or to pledge as collateral any of their assets for financing requirements.

SUEZ Group’s undertaking shall cease and the SUEZ Group shall be able to request the repayment of all financing granted in the event of a change in control of the Environnement Company group, evidenced by (i) the loss of control of SUEZ Environnement Company by SUEZ, (ii) the loss of control of SUEZ Environnement by SUEZ Environnement Company within the meaning of Article L.233-3 of the French Commercial Code, or (iii) the decision by SUEZ to no longer fully consolidate (within the meaning set forth under the IFRS) SUEZ Environnement Company and SUEZ Environnement.

At its June 4, 2008 meeting the SUEZ Board of Directors expressly authorised this agreement which was approved by the SUEZ Shareholders’ Meeting of July 16, 2008 after having taken due note of the statutory auditors’ special report.

Terms and conditions

In connection with this financing agreement, GDF SUEZ Finance S.A. granted loans to the SUEZ Environnement Company group of an overall amount of €1.26 billion as well as current account advances amounting to €802.7 million as of December 31, 2008. Net financial income generated since the signature of the agreements totaled €39.7 million as of December 31, 2008.

1.4. With SUEZ Environnement

Director concerned

Mr. Gérard Mestrallet

a)

Nature and purpose: brand licensing agreement

In connection with the spin-off of the SUEZ Environment Division (“Spin-off”), and as part of the GDF SUEZ merger, SUEZ and SUEZ Environnement entered into a brand licensing agreement pursuant to which SUEZ granted to SUEZ Environnement, for a period of five years as from the date of completion of the merger between Gaz de France and SUEZ (tacitly renewable), the right to use, on a non-exclusive basis and for no consideration, the “SUEZ” brand in its corporate name as well as in certain brand names.

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The agreement provides that SUEZ shall have a right of inspection in respect of the communication and promotional sales actions planned by SUEZ Environnement. SUEZ shall have the right to terminate the trade name licensing agreement should SUEZ cease to own a shareholding interest of more than 5% in the share capital of SUEZ Environnement and should SUEZ Environnement be subject to an unfriendly takeover.

At its June 4, 2008 meeting, the SUEZ Board of Directors expressly authorised this agreement which was approved by the SUEZ Shareholders’ Meeting of July 16, 2008 after having taken due note of the statutory auditors’ special report.

b) Nature and purpose: economic transfer in favor of SUEZ Environnement of the rights and obligations related to the shareholding interest held by SUEZ in the Argentine companies Aguas Argentinas and Aguas Provinciales de Santa Fe

In connection with the spin-off of the SUEZ Environment Division (“Spin-off”), and subject to the condition precedent of the completion of the merger between GDF SUEZ, SUEZ and SUEZ Environnement entered into an agreement with respect to the economic transfer, in favor of SUEZ Environnement, of the rights and obligations related to the shareholding interests held by SUEZ in the Argentine companies Aguas Argentinas and Aguas Provinciales de Santa Fe, relating thereto to arising there from (the “Argentine Rights”). SUEZ and SUEZ Environnement have agreed, in particular, that:

•

SUEZ transfers to SUEZ Environnement the advantages of:

i. The economic rights related to owning shares in the Argentine companies, in respect of any amounts that SUEZ would receive as part of current or future procedures, etc. ;

ii. Non-monetary rights related to owning shares in the Argentine companies;

•

Costs, court-awarded damages and any other damages of an economic nature (excluding trade name and/or corporate image damages) which could arise from the ownership of shares in the Argentine companies (the “Argentine Risks”) shall be borne by:

i. SUEZ for the residual amount of the provision for corresponding contingencies recorded in the SUEZ accounts (€63.3 million as of December 31, 2007) and;

ii. SUEZ Environnement for the portion in excess of this amount;

•

SUEZ shall pay to SUEZ Environnement the amount of any provision reversal, and, if applicable, the remaining balance of such provision as of the date of extinguishment of the Argentine Risks or as the end of the agreement;

•

SUEZ shall transfer to SUEZ Environnement the ownership of the shares in the Argentine companies upon the first request of the latter.

At its June 4, 2008 meeting the SUEZ Board of Directors expressly authorised this agreement which was approved by the SUEZ Shareholders’ Meeting of July 16, 2008 after having taken due note of the statutory auditors’ special report.

2. Agreements and commitments previously authorised by the GDF SUEZ Board of Directors during the second half of 2008

2.1 With Groupe Bruxelles Lambert, Caisse des Dépôts et Consignations, CNP Assurances, Sofina, Areva and SUEZ Environnement Company

Directors concerned

Mr. Gérard Mestrallet, Mr. Jean-François Cirelli, Mr. Albert Frère, Mr. Edmond Alphandery, Mr. Etienne Davignon, Mr. Paul Desmarais Jr., Mr. Thierry de Rudder and Ms. Anne Lauvergeon

Nature and purpose

Following the signature of the above-mentioned shareholders’ agreement on June 5, 2008, it was decided to amend this agreement.

Pursuant to the terms of this agreement, the decision-making bodies of SUEZ Environnement and SUEZ Environnement Company should be set up in the same way and decisions concerning the subsidiaries controlled by SUEZ Environnement Company should, if such decisions are made at the company level, be submitted to the Board of Directors, having been previously discussed and approved by the Board of Directors of SUEZ Environnement Company.

In an aim to simplify the operating structure of the SUEZ Environnement Company group, the parties to the shareholders’ agreement have agreed , via an amendment, to cancel the obligation to set up the decision-making bodies currently in place at SUEZ Environnement Company within SUEZ Environnement, it being understood that SUEZ Environnement Company shall ensure that decisions involving the controlled subsidiaries be effectively implemented by the concerned subsidiaries in accordance with the decision made by the board of directors.

At its October 22, 2008 meeting, your Board of Directors expressly approved the amendment to the SUEZ Environnement Company shareholders’ agreement, which became effective on December 18, 2008.

2.2 Retirement benefits schemes for executive directors

Directors concerned

Mr. Gérard Mestrallet, Mr. Jean-François Cirelli

Nature and purpose

Considering the major differences between the retirement benefits schemes of Mr. Gérard Mestrallet at SUEZ and Mr. Jean-François Cirelli at GDF, it was decided to maintain, temporarily, the retirement plans currently in force. It should be noted that Mr. Gérard Mestrallet benefits from the collective retirement plans set up at SUEZ whereas Mr. Jean- François Cirelli is affiliated with the legally defined plan set up for executives who are members of the national retirement plan for the electricity and gas industries.

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At its November 12, 2008, your Board of Directors expressly approved the proposals of the Compensation Committee regarding the continuation of the current retirement plans of the Chairman and Chief Executive Officer and the Vice-Chairman and President. The Compensation Committee was given the task of analyzing the setting up of a new supplementary collective retirement plan for the senior executives of the GDF SUEZ Group within a year.

Terms and conditions

This renewal has been effective since November 12, 2008.

2.3 With SUEZ Environnement

Director concerned

Mr. Gérard Mestrallet

Nature and purpose

On October 28, 2008, as part of the spin-off of SUEZ Environnement Company and the inter-company reorganization which accompanies it, SUEZ Environnement Holding BE, a wholly-owned subsidiary of SUEZ Environnement Company, purchased 11,487,152 Gas Natural shares from Hisusa, a subsidiary held at 51% by SUEZ Environnement.

In a letter dated November 18, 2008, SUEZ Environnement undertook to sell these shares to GDF SUEZ or any other entity of the group. In connection therewith, SUEZ Environnement granted a call option to GDF SUEZ to buy the 11,487,152 Gas Natural shares.

This call option may be exercised between November 21, 2008 and November 20, 2009. The purchase price of the Gas Natural shares shall be calculated based on the average price of the Gas Natural share on the Madrid Stock Exchange during the twenty trading sessions preceding the date on which GDF SUEZ requests to buy these shares. No premium was paid to SUEZ Environnement with respect to the setting up of this call option.

This agreement was expressly authorised by your Board of Directors on November 12, 2008.

Terms and conditions

As of December 31, 2008, the option has not yet been exercised.

AGREEMENTS AND COMMITMENTS APPROVED IN PREVIOUS YEARS AND HAVING CONTINUING EFFECT DURING THE YEAR

Moreover, in accordance with the French Commercial Code (Code de commerce), we have been informed that the performance of the following agreements and commitments, approved in previous fiscal years, continued during the year.

1. Agreements and commitments approved in previous years by the Gaz de France Shareholders’ Meeting and having continuing effect during the year

1.1 With the French State

Nature and purpose

Tripartite agreement regarding the implementation of the Offer Reserved for Employees signed on September 7, 2005 as described in the Prospectus (Note d’Opération) approved by the AMF, the French securities regulator, on June 22, 2005.

Terms and conditions

With respect to fiscal year 2008, the consequences of this agreement are the following:

•

No payment was made to the French State (last payment due in 2007).

•

Payment of commissions by Gaz de France to Société Générale in an amount of €92,000.

•

The debt owed by employees to Gaz de France, (€14.7 million), was repaid in full. The debt is therefore extinguished as of December 31, 2008.

2. Agreements and commitments approved in previous years by the SUEZ Shareholders’ Meeting and having continuing effect during the year

2.1. With Electrabel

a) Nature and purpose: sale by SUEZ of SUEZ Tractebel to Electrabel

On July 19, 2007, SUEZ entered into a share purchase agreement with Electrabel whereby it agreed to sell all of its SUEZ Tractebel shares to Electrabel, and the transfer of ownership to the shares took place on July 24, 2007. The SUEZ Board of Directors, at its July 4, 2007 meeting, expressly approved the sale transaction as well as the agreement and authorised Mr. Gérard Mestrallet, Chairman and Chief Executive Officer of SUEZ, to sign the agreement.

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Terms and conditions

The agreement included vendor warranties to cover liabilities for a maximum amount of €1.5 billion and for a maximum period ending March 31, 2013. No warranties were triggered in 2008.

Moreover, the selling price also provided for a price adjustment which could be revised upwards or downwards, that would be linked to the selling price of a possible transfer of Distrigaz shares outside the SUEZ Group. Under a sale agreement signed on May 29, 2008, SUEZ Tractebel sold its entire stake in Distrigaz on October 30, 2008. As a result, Electrabel, pursuant to the price adjustment clause paid €975.7 million to GDF SUEZ in December 2008.

b) Nature and purpose: membership in the G.I.E. SUEZ Alliance (which has become G.I.E. GDF SUEZ Alliance)

Electrabel expressed its wish to become a member of the GIE SUEZ-Alliance, an Economic Interest Group (or “EIG”) (which has become GIE GDF SUEZ Alliance) simultaneous with SUEZ Tractebel’s withdrawal from the EIG.

As a new member, Electrabel is a party to the corporate documents of the GIE SUEZ Alliance and benefits from an unlimited guarantee granted by SUEZ in accordance with Article 2 of the internal agreement.

In its meeting of July 4, 2007, the SUEZ Board of Directors expressly approved Electrabel as a party to the GIE SUEZ Alliance corporate documents (which has become GIE GDF SUEZ Alliance), to which SUEZ is a party and the granting by SUEZ of the above-mentioned guarantee. As such, Electrabel’s membership in the GIE SUEZ-Alliance (which has become GIE GDF SUEZ Alliance) has been effective since August 28, 2007.

Terms and conditions

This agreement had no impact on fiscal year 2008.

2.2. With CALYON

Nature and purpose

In connection with the public offer by SUEZ to buy back the remaining Electrabel listed shares and the proposed sale of SUEZ Tractebel to Electrabel, SUEZ management entrusted CALYON to perform an advisory and consulting engagement.

This agreement was expressly approved by your Board of Directors at their March 7, 2007 meeting.

Terms and conditions

Payment of CALYON’s compensation was subordinated to the performance of two transactions. As a result of their successful completion, in 2008 CALYON was paid a commission of €1,000,000, excluding taxes, which had been provided for as of December 31, 2007.

2.3. With Toulouse & Associés (which became Leonardo France in November 2006)

Nature and purpose

As part of the engagement to carry out a study regarding its development strategy within the scope of the planned opening of the electricity and gas markets in Europe, that was approved by the SUEZ Board of Directors at its meeting on January 19, 2005 and entrusted to Toulouse & Associés beginning in February 2005, SUEZ signed a consulting agreement with Toulouse & Associés relating to a merger with or a partial business alliance with Gaz de France as well as the terms and conditions of a defense strategy in the event of a hostile takeover bid for SUEZ.

This agreement was authorised by the SUEZ Board of Directors at its November 22, 2006 meeting, when Jean Peyrelevade was both a SUEZ Board member and also a Partner of Toulouse & Associés.

The engagement was expected to last until December 31, 2007, and could be extended by successive periods of 6 months. As consideration for these services, Toulouse & Associés would receive compensation in the event of:

•

A merger between SUEZ and Gaz de France,

•

A takeover of Gaz de France by SUEZ and reciprocally,

•

A takeover of SUEZ, following a hostile takeover bid resulting in the implementation of defense mechanisms by SUEZ.

Terms and conditions

The agreement terminated on September 30, 2008. In consideration for its work, in connection with the merger between SUEZ and Gaz de France, Leonardo France received a fixed commission of €2.5 million, excluding tax, and a variable commission calculated based on the price of the SUEZ share capped at €38 per share. In 2008, Leonardo France received total compensation of €5.5 million, excluding tax.

2.4. With GDF SUEZ Group companies which are members of the G.I.E. SUEZ Alliance

Nature and purpose

In its meeting on July 4, 2001, your Board of Directors authorised the creation of a special-purpose financing vehicle, the G.I.E. SUEZ Alliance, and the membership of SUEZ in this Economic Interest Group (E.I.G.).

During this same meeting, your Board of Directors approved the guarantee granted by SUEZ for the benefit of the other members of the E.I.G. that are subsidiaries of SUEZ. Consequently, GDF SUEZ, in its capacity as parent company of the Group, will be the ultimate guarantor for any debt incurred by the members and exceeding their share.

Terms and conditions

These agreements had no impact on fiscal year 2008.

2.5. With GDF SUEZ Group companies that are not members of the G.I.E. SUEZ Alliance (which has become G.I.E. GDF SUEZ Alliance)

Nature and purpose

In its meeting on March 9, 2005, the SUEZ Board of Directors expressly authorised the extension of the G.I.E. SUEZ Alliance (which has become G.I.E. GDF SUEZ Alliance) activities to the most significant subsidiaries of SUEZ that are not members of the G.I.E. SUEZ Alliance, in order to facilitate their financings.

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In its capacity as parent company of the Group, your Company shall be the ultimate guarantor with respect to these subsidiaries for any debt incurred that exceeds the pro rata share of the member company acting as guarantor.

Terms and conditions

This agreement had no impact on fiscal year 2008.

2.6. With FirstMark Communication France

Nature and purpose

In its meeting on April 26, 2002, the SUEZ Board of Directors authorised the contribution by SUEZ of  FirstMark Communication France to Neuf Telecom (formerly LD Com), corresponding to a value of €210 million.

This contribution includes certain direct commitments in favor of Neuf Telecom and a guarantee for all of the obligations of three of your Company’s subsidiaries that were merged with SUEZ Communication during fiscal year 2004. Only warranties relating to tax matters still exist.

Terms and conditions

This agreement had no impact on fiscal year 2008.

2.7. With Ondeo Nalco

Nature and purpose

As part of the sale by Ondeo Nalco of its corporate headquarters, followed by the signature of a 25-year lease agreement, which is renewable, the SUEZ Board of Directors, in its meeting on November 20, 2002, authorised SUEZ to issue a guarantee with respect to all of Ondeo Nalco’s obligations. In its meeting of August 26, 2003, the Board of Directors voted to maintain this guarantee after the sale of Ondeo Nalco.

The guarantee is unlimited for the term of the leasehold obligations (including renewals) and obligations relating to other agreements. This guarantee is irrevocable and unconditional.

Ondeo Nalco is counter-guaranteeing SUEZ and both companies are signatories to a “Participation Agreement”, within the scope of this transaction, the corresponding agreements had been previously authorised.

Terms and conditions

This guarantee had no impact on fiscal year 2008.

2.8. With Elyo (which has become GDF SUEZ Energie Services)

Nature and purpose

The SUEZ Board of Directors, in its meetig on July 4, 2001, authorised the performance guarantee granted in favor of SUEZ Energie Services (formerly Elyo), relating to the construction and operation of a household waste incineration plant in Rillieux-la-Pape (Rhône). This agreement shall terminate on June 30, 2019.

Terms and conditions

This agreement had no impact on fiscal year 2008.

2.9. With Cofixel

Nature and purpose

The SUEZ Board of Directors, in its meeting of July 4, 2001, authorised the sale of Ineo, Entrepose and Delattre-Levivier to Cofixel (the French holding company of the Fabricom group). During this same meeting, the SUEZ Board of Directors also authorised a certain number of other guarantees, for an overall amount limited to €40 million and relating to all the companies sold.

Terms and conditions

This agreement had no impact on fiscal year 2008.

2.10. With SUEZ Environnement

Nature and purpose

SUEZ has a counter-guarantee from Sita for the guarantees provided by your Company to the Hong Kong authorities as part of the acquisition by Sita of Browning-Ferries Industries’ international activities. This undertaking does not mention any amount or term.

Furthermore, SUEZ granted a guarantee in connection with the call for tenders regarding the Nent landfill. This guarantee is still in force.

Terms and conditions

These agreements had no impact on fiscal year 2008.

2.11. With Crédit Agricole S.A.

Nature and purpose

SUEZ granted vendor warranties to Crédit Agricole S.A. as part of the sale of a majority controlling interest in Banque IndoSUEZ. The maximum amount that may be drawn down in respect of the seller’s warranty amounts to €361 million as of December 31, 2008.

Terms and conditions

In respect of these vendor warranties, GDF SUEZ recorded  a provision for contingencies amounting to €33 million during fiscal year 2008.

2.12. With Findim

Nature  and purpose

The joint and several guarantees given to the buyer of ISM S.A. for all payments owed by Findim concerning the trigerring of the warranties granted as part of the sale of ISM S.A., i.e. vendor warranties capped at 25% of the sale price, or €40.4 million. These joint and several guarantee expired during fiscal year 2008.

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The joint and several guarantee covering all of Findim’s undertakings with respect to the sale of Banque La Hénin expired during fiscal year 2008.

Terms and conditions

These agreements had no impact on fiscal year 2008.

Signed in Neuilly-sur-Seine, April 1, 2009 The Statutory Auditors
Deloitte & Associés		ERNST & YOUNG et Autres		Mazars
Jean-Paul Picard	Pascal Pincemin	Christian Mouillon	Nicole Maurin	Philippe Castagnac	Thierry Blanchetier

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INDEPENDENT EXPERT’S REPORT ON THE PROPOSED SHARE CAPITAL INCREASE IN FAVOR OF ANY ENTITIES WHOSE SOLE PURPOSE IS TO SUBSCRIBE, HOLD AND DISPOSE OF GDF SUEZ SHARES OR OTHER FINANCIAL INSTRUMENTS WITHIN THE SCOPE OF THE IMPLEMENTATION OF ONE OF THE MULTIPLE FORMULAS OF THE GROUP’S INTERNATIONAL EMPLOYEE SHAREHOLDING PLAN

To the Shareholders,

In my capacity as independent expert, I hereby present you with my report on the share capital increase reserved for any entities whose sole purpose is to subscribe, hold and dispose of GDF SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulas of the GDF SUEZ Group’s international employee shareholding plan.

For ease of reference in this document, the term “Special Purpose Entity” refers to the company for which the reserved share issue is carried out; it is specified that this may be any entity whose sole purpose is to subscribe, hold and dispose of GDF SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulas of the GDF SUEZ Group’s international employee shareholding plan.

The aim of this transaction, if the Board of Directors decides on its implementation, is to enable non-French employees of your Group who wish to participate in the leveraged employee savings plan to benefit, through the Special Purpose Entity, from the same terms and conditions as employees of French companies under the Group Savings Plan when subscribing for new GDF SUEZ shares.

In accordance with legal provisions governing Group Savings Plans, French employees will be able to subscribe for GDF SUEZ shares  via an employee mutual fund (FCPE) at a price which is up to 20% lower than the average opening price of the shares on NYSE Euronext Paris during the 20 trading sessions prior to the date of the decision of the Board of Directors or the Chairman to issue shares reserved for French employees, pursuant to the seventeenth resolution of the Shareholders’ Meeting of July 16, 2008.

The share capital increase reserved indirectly for employees of non-French subsidiaries would enable them to subscribe for GDF SUEZ shares under the following terms and conditions:

•

the share capital may be increased, on one or more occasions, by a maximum nominal amount of €20 million within an 18-month period;

•

the subscription price of the new shares will be exactly the same as that offered to French employees, i.e., up to 20% lower than the average opening share price during the 20 trading sessions prior to the date of the decision to issue shares reserved for French and non-French employees.

This report is based on a review of the terms and conditions of the share capital increase reserved for the Special Purpose Entity. It does not cover the detailed terms and conditions under which this Special Purpose Entity is, or will in future be, organized in order to offer employees of non-French subsidiaries economic conditions as similar as possible to those offered to employees of French Group companies, with the same subscription price.

Based on the various documents provided, and further to the analysis of the transaction submitted for your approval, I confirm that the subscription price offered to non-French employees of your Group, through the Special Purpose Entity, is identical to that offered to French employees.

I would remind you that in order to preserve this equality of subscription terms and conditions, share capital increases reserved for employees of non-French subsidiaries must be carried out at the same time as those reserved for employees of French companies.

It is consequently your responsibility to assess the subscription terms and conditions offered to the Special Purpose Entity and approve or reject the resolution regarding this transaction proposed by your Board of Directors.

Paris, March 4, 2009

Jean Borjeix

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STATUTORY AUDITORS’ REPORTS ON THE RESOLUTIONS OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF MAY 4, 2009

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

As statutory auditors of your Company, we hereby report on the various transactions, on which you are called upon to vote.

1.  Report on the proposed increase in capital with cancellation of preferential subscription rights for all entities whose sole object is to subscribe to, hold and sell GDF SUEZ shares or other marketable securities in order to implement one of the Group’s many international employee savings schemes (13th resolution)

In accordance with Articles L. 225-135 and seq. of the French Commercial Code (Code de Commerce) we hereby report on the proposed empowerment of the Board of Directors to decide on an increase in capital, in one or more times, for a maximum nominal amount of €20 million through the issuance of a maximum number of 20 million shares with a par value of €1 each, with cancellation of preferential subscription rights, reserved for all entities whose sole object is to subscribe to, hold and sell GDF SUEZ shares or other marketable securities in order to implement one of the Group’s many international employee savings schemes, a transaction on which you are called upon to vote.

Your Board of Directors, on the basis of its report, proposes that it be empowered, for a period of 18 months, to decide on one or more increases in capital and to cancel your preferential subscription right. If necessary, it will determine the final issue terms and conditions of this transaction.

It is the responsibility of your Board of Directors to prepare a report, in accordance with Articles R. 225-113 and R. 225-114 of the French Commercial Code (Code de Commerce). Our responsibility is to report on the fairness of the financial information taken from the financial statements, on the proposed cancellation of the preferential subscription rights and on other specific information in respect of the issue contained in this report.

We have performed the procedures which we considered necessary in accordance with professional guidance issued by the French Institute of Statutory Auditors (Compagnie Nationale des Commissaires aux Comptes) relating to this engagement. These procedures consisted in verifying the contents of the Board of Directors’ report relating to this transaction and the methods used for determining the issue price.

Subject to a subsequent examination of the terms and conditions of the proposed issuances, we have nothing to report on the methods used for determining the issue price provided in the Board of Directors’ report.

As the share issue price, under which the issuance will be performed, has not yet been determined, we cannot report on the final terms and conditions of the transaction and consequently on the proposed cancellation of preferential subscription rights.

In accordance with Article R. 225-116 of French Commercial Code (Code de Commerce), we will issue an additional report when your Board of Directors exercises its empowerment.

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2.  Report on the stock options or share purchase programs reserved for directors and employees of the Company and certain affiliated groups or companies (14th resolution)

In accordance with Articles L. 225-177 and R.225-144 of the French Commercial Code (Code de Commerce), we hereby report on the stock options or share purchase programs reserved for directors and employees of the Company and certain affiliated groups or companies as defined in Article L. 225-180 of the French Commercial Code (Code de Commerce).

The total number of options granted may not give right to the subscription or purchase of shares representing over 0.5% of the Company’s share capital as of the date of the Board of Directors’ decision. Said number of shares will be deducted from the total number of shares that may be granted to certain employees and/or officers pursuant to the fifteenth resolution (authorization to award free shares), which is limited to 0.5% of the share capital.  The Board of Directors is empowered for a period of 18 months. The exercise price for new shares and the purchase price for existing shares will be set, without any discount, in accordance with the provisions of Articles L.225-177 and L.225-179 of the French Commercial Code.

It is the responsibility of the Board of Directors to prepare a report on the reasons for the stock options or share purchase programs and the proposed terms and conditions for determining the subscription or purchase price. Our responsibility is to report on the proposed methods for determining the subscription or purchase price.

We have performed the procedures which we considered necessary in accordance with professional guidance issued by the French Institute of Statutory Auditors (Compagnie Nationale des Commissaires aux Comptes) relating to this engagement. Those standards require that we perform the necessary procedures to verify that the methods proposed for determining the subscription and/or purchase price are disclosed in the Board of Directors’ report, are in accordance with legal requirements, and are sufficiently clear to the shareholders and do not appear obviously inappropriate.

We have no comment to make on the methods proposed.

3.  Report on the proposed allocation of free existing shares to employees and directors of the Company and Group companies (15th resolution)

In accordance with article L.225-197-1 of the French Commercial Code (Code de commerce), we hereby report on the proposed allocation of free existing shares to employees and directors of the Company and Group companies as defined in Article L. 225-197-2 of the French Commercial Code (Code de Commerce).

Your Board of Directors proposes that it be authorized to allocate free existing shares for a period of 18 months. The total number of free existing shares allocated shall represent no more than:

•

(i) 0.5% of the share capital and will be deducted from the total number of shares that may be granted pursuant to the fourteenth resolution (which proposes to authorise the board of directors to offer stock options or a share purchase plan with a cap of 0.5% of the share capital), and

•

(ii) 0.2% of the share capital for all the employees and corporate officers of Group companies as defined in Article L. 225-197-2 of the French Commercial Code (Code de Commerce)

It is the responsibility of your board of directors to prepare a report on the proposed operation.  Our role is to report on the information provided to you on the proposed operation.

We have performed those procedures which we considered necessary to comply with professional guidance issued by the national auditing body (Compagnie Nationale des Commissaires aux Comptes) relating to this type of engagement.  These procedures consisted mainly in verifying that the proposed methods described in the board of directors’ report comply with the legal provisions governing such operations.

We have nothing to report on the information provided in the board of directors’ report relating to the proposed allocation of free existing shares.

Signed in Neuilly-sur-Seine, April 1, 2009 The Statutory Auditors
Deloitte & Associés		ERNST & YOUNG et Autres		Mazars
Jean-Paul Picard	Pascal Pincemin	Christian Mouillon	Nicole Maurin	Philippe Castagnac	Thierry Blanchetier

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INFORMATION RELATING TO THE COMPANY’S MANAGEMENT REPORT

This Reference Document includes all items of the management report that are required by legal and regulatory provisions.

The following table presents items from GDF SUEZ Management Report at December 31, 2008:

Legislative or regulatory reference	Items required	Chapter of Reference Document
I – ACTIVITY
L. 232-1 of the French Commercial Code	Company’s situation over the past fiscal year	Chapter 9 Management report Chapter 20.1 Consolidated Financial Statements Chapter 20.2 Notes to the Consolidated Financial Statements
	Foreseeable evolution and future outlook	Chapter 9.8 Outlook for 2009
	Important events that have occurred between the balance sheet date and the date on which the management report was drawn up	Chapter 20.2 Note 29 Subsequent events
	Research and development activities	Chapter 11 Innovation, research and development, patents and license policy Chapter 20.2 Note 10.2 Research and development costs
R. 225-102 § 1 of the French Commercial Code	Activities of the Company and its subsidiaries over the past fiscal year	Chapter 6.1 Main activities
L. 233-6, § 2 of the French Commercial Code	Activities and revenues of the Company and its subsidiaries by business area	Chapter 9.1 Revenue and Trends Earnings Chapter 9.2 Business Trends
L. 225-100 § 3 (1st sentence) and § 5 of the French Commercial Code L.225-100-2 §1 of the French Commercial Code	Information relating to business trends, results and financial situation of the Company and the Group (particularly debt situation)	Chapter 9 Management report Chapter 10.3.1 Debt structure
L. 225-100 § 4 and 6 of the French Commercial Code L.225-100-2 § 2 and 4 of the French Commercial Code	Description of main risks and uncertainties and indication of the use of financial instruments for the Company and the Group	Chapter 4 Risk factors Chapter 20.2 note 15 of the consolidated financial statements
II – FINANCIAL INFORMATION
L. 233-13 of the French Commercial Code	Breakdown and changes in shareholding structure. Names of controlled companies with a stake in the Company’s treasury stock and proportion of capital held	Chapter 18 Main shareholders N/A
L. 232-6 of the French Commercial Code	Changes in the presentation of corporate financial statements and in evaluation methods used	Chapter 20.2 note 1 Chapter 20.5 note A
L. 233-6, §1 of the French Commercial Code	Main changes in group structure occurring over the fiscal year in companies having their head office in France	Chapter 20.2 note 2
R. 225-102, §2 of the French Commercial Code	Table showing Company’s results for each of the last five fiscal years	Chapter 3 Chapter 20.1 Key figures

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Legislative or regulatory reference	Items required	Chapter of Reference Document
L. 225-211 of the French Commercial Code	Purchase and sale by the Company of its own shares	Chapter 21.1.3 Treasury stock Chapter 20.2 Note 16 Equity
L. 225-102 §1 L. 225-180 of the French Commercial Code	Employees’ stake in share capital	Chapter 18.1 Breakdown of share capital at December 31, 2008
L. 225-102 § 2 of the French Commercial Code	Shares acquired by employees in a transaction	N/A
L. 225-100, § 7 of the French Commercial Code	Table summarizing current authorizations granted by the General Shareholders’ Meeting in terms of capital increases	Chapter 21.1.1 Authorized unissued capital
R.228-90 and R. 228-91 of the French Commercial Code	Any adjustments for securities giving access to capital in the event of share buybacks or financial transactions	N/A
III – LEGAL AND FISCAL INFORMATION
Article 243-2 of the French General Tax Code	Amount of dividends distributed for the previous three fiscal years	Chapter 20.6 Dividend Distribution Policy
L. 464-2 I § 5 of the French Commercial Code	Injunctions or financial sanctions for anti-trust practices	Chapter 20.7 Legal and Arbitration Proceedings. Chapter 20.2 note 28 of the Consolidated Financial Statements
L.225-100-3 of the French Commercial Code	Information liable to have an impact in the event of a tender offer

Chapter 14.1 Information concerning

the administrative bodies

Chapter 15.1.1 Compensation of corporate officers

Chapter 18 Main shareholders

Chapter 19.1 Relations with the French State

and with the CNIEG

Chapter 21.1.1 Authorized unissued capital

Chapter 21.2.6 Provisions restricting the change

of control of the company

R.225-104 of the French Commercial Code	Company information	Chapter 17 Employees Chapter 6.6.4 Company information
IV - INFORMATION RELATING TO CORPORATE OFFICERS
L. 225-102-1 of the French Commercial Code	List of all terms of office and functions carried out in any company by each corporate officer over the fiscal year	Chapter 14 Information concerning the administrative bodies
L. 225-102-1 of the French Commercial Code	Compensation and benefits of any kind paid to each corporate officer by the Company, the companies that it controls and its holding company over the fiscal year	Chapter 15 Compensation and benefits Chapter 15.1.1 Compensation of corporate officers
L. 225-185 § 4 of the French Commercial Code

In the event of a granting of stock-options, details of information according to which the Board of Directors has taken the decision:

•

either to forbid directors from exercising their options before leaving office,

•

or to oblige them to hold all or part of the shares resulting from options already exercised until they leave office

Chapter 15 Compensation and benefits
L.621-18-2 of the French Monetary and Financial Code Article 223-26 of AMF’s General Regulations	Information on directors and related persons’ transactions relating to Company shares.	Chapter 15.3 Summary of transactions declared by the managers and corporate officers during fiscal year 2008

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Legislative or regulatory reference	Items required	Chapter of Reference Document
L. 225-197-1, II § 4 of the French Commercial Code

In the event of a granting of bonus shares, details of information according to which the Board of Directors has taken the decision:

•

Either to either forbid directors from selling the shares that they have been freely granted,

•

or to set the number of said shares which they are obliged to hold until they leave office.

Chapter 15.2 Information on stock options and bonus shares known as Performance Shares
V – ENVIRONMENTAL AND COMPANY INFORMATION
L.225-102-1 § 5 and R.225-105 of the French Commercial Code	Environmental information	Chapter 4.4 Industrial Safety at the heart of GDF SUEZ’s activity Chapter 6.6.2 Environmental information Chapter 8.2 Environmental issues related to real‑estate holdings
L. 225-102-2 of the French Commercial Code	Specific information for companies operating at least one site classified as Seveso “high threshold”:	Chapter 4.4.3 The Group operates several industrial facilities in Europe classified as Seveso sites (“high threshold”) Chapter 6.6.2 Environmental information
L.225-102-1 § 4 and R 225-104 of the French Commercial Code	Group information	Chapter 6.6.4 Company information Chapter 17 Employees

CONCORDANCE WITH THE COMPANY’S ANNUAL FINANCIAL REPORT

This Reference Document includes all items of the financial report, as mentioned in Articles L. 451-1-2 of the French Monetary and Financial Code and as required by Article 222-3 of the AMF’s general regulations.

The following table summarizes items on the financial report:

Items required	Chapter of Reference Document
Parent Company Financial Statements	Chapter 20.5 Parent Company Financial Statements
Group Consolidated Financial Statements	Chapter 20.1 Consolidated Financial statements and 20.2 Notes to the Consolidated financial statements
Management report	See specific concordance table above
Declaration of the Parties Responsible for the Annual Financial Report	Chapter 1.2 Declaration of The Parties Responsible For The Reference Document Including The Annual Financial Report
Statutory Auditors’ Report on the Parent Company Financial Statements	Chapter 20.5 Statutory Auditors’ Report on the Parent Company Financial Statements
Statutory Auditors’ report on the Consolidated Financial Statements	Chapter 20.3 Verification of yearly financial Historical data
Statutory Auditors’ fees	Chapter 16.3 Committees of the Board of Directors

Report of the Chairman of the Board of Directors on the terms and conditions governing the preparation and organization of the work performed by the Board of Directors, the internal control procedures implemented by the Company

Appendix: Terms and conditions governing the preparation and organization of the work performed by the Board of Directors Appendix: Report on Internal Control procedures implemented by the Company

Statutory Auditors’ Report, prepared in accordance with article
L. 225-235 of the French commercial Code (Code de Commerce), on the report prepared by the Chairman of the Board of Directors of GDF SUEZ

Appendix

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TABLE OF GAS, ELECTRICITY AND OTHER ENERGY UNITS OF MEASUREMENT

UNITS OF CONVERSION

1 kWh	0.09m3 of natural gas (i.e. 1 m3 of gas = 11 kWh)
1 GWh	91,000 m3 of natural gas
1 TWh or 1 billion kWh	91 million m3
1 billion m3 of gas	6.2 million barrels of oil equivalent (Mboe)

The units of conversion mentioned above are routinely used in the natural gas industry. In this document they are given solely for information purposes.

UNITS OF MEASUREMENT

A	Ampere
boe	Barrel of oil equivalent
lp	Low pressure (< 0.1 bar)
LV	Low voltage (230 et 400 v)
G	Giga (1 billion)
Gm3	Giga m3 (1 billion cubic meters)
GJ	Gigajoule (1 billion joules)
GW	Gigawatt (1 billion watts)
GWh	Gigawatt-hour (1 million kilowatt-hours)
HV	High voltage (36 to 220 kv)
hp	High pressure (> 15 bars)
J	Joule
K	Kilo (thousand)
kV	Kilovolt (thousand volts)
kVA	Kilovolt ampere (thousand volt amperes)
kW	Kilowatt (thousand watts)
kWh	Kilowatt-hour (thousand watt hours): production of 1 kw of electrical power at full capacity over one hour
m	Meter
m2	Square meter
m3	Cubic meter
M	Mega (million)
Mboe	Million boe
MP	Medium pressure (0.1 to 15 bars)
MV	Medium voltage (1 to 30 kv)
MVA	Megavolt ampere (1 million ampere volts)
MW	Megawatt (1 million watts)
MWP	Peak megawatt (unit of measurement for the power of solar photovoltaic installations)
MWe	Megawatt of electricity
MWh	Megawatt-hour (thousand kilowatt-hours)
MWth	Megawatt (thermal)
t/h	Ton per hour
T	Tera (thousand billion)
TWh	Terawatt-hour (1 billion kilowatt-hours)
EHT	Extra-high tension (380 kv)
V	Volt
W	Watt
Wh	Watt-hour

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ACRONYMS

ADR	American depositary receipt
NEA	Nuclear energy agency (oecd agency)
AGA	American gas association
IEA	International energy agency
IAEA	International atomic energy agency
AMF (Autorité des Marchés Financiers)	French financial markets authority
APE (Agence des Participations de l’Etat)	Government shareholding agency
ASPEA (Association Suisse pour l’Energie Atomique)	Swiss atomic energy association
ATR (Accès de tiers au réseau)	Third-party network access
ATRD (Accès de tiers au réseau de distribution)	Third-party distribution network access
ATRR (Accès de tiers au réseau régulé)	Third-party regulated network access
ATS (Accès des tiers au stockage)	Third-party access to storage
BAR (Base d’actifs régulés)	Regulated asset base
B to B (business to business)	Business customers
B to C (business to customer)	Individual customers
BU (Business unit)	Business unit
Call	Call option
Capex (Capital expenditure)	Capital investment expenditure
CCS	Co2 capture and storage
CCS ready	Installation adapted for future ccs
CEE (Certificat d’économie d’énergie)	Energy saving certificate
CEN	European committee for standardization
CNC (Commission des Normes Comptables)	Accounting standards commission
CNR	Compagnie nationale du rhône
CNRS	National center for scientific research
CO2	Carbon dioxide
COSO

Committee of sponsoring organizations of the treadway commission (not-for-profit committee responsible for the establishment in 1992 of a standard definition of internal control and a framework for evaluating its efficiency)

CRCP (Compte de régularisation des charges et produits)	Reconciliation account
CRE	French energy regulatory commission.
SSC	Shared service center
SD	Sustainable development
DPS (Droit préférentiel de souscription)	Pre-emptive subscription right
EBITDA	Earnings before interest, taxes, depreciation and amortization
EBIT	Earnings before interest and taxes
EDF	Electricité de france (french electricity supplier)
EEX	European energy exchange (german energy exchange)
EGT	E.on gas transport
E&P	Exploration-production of hydrocarbons
EMTN	Euro medium term notes
RE	Renewable energy
ENGVA	European natural gas vehicle association
EPIC	Etablissement public à caractère industriel et commercial (public industrial and commercial establishment)

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EPWR	European pressurized water reactor
CFOA	Cash flow from operating activities
EURIBOR	European interbank offered rate
FM	Facility management - overall management of the support services of a company by specialist third-party service providers
FNCCR (Fédération nationale des collectivités concédantes et des régies)	National federation of concession granting and state-controlled municipalities
B Gas or L Gaz	Gas with low calorific value
H Gas	Gas with high calorific value
Depleted reserve	Depleted hydrocarbon reserve
EIG	Economic interest group
NG	Natural gas
CNG	Compressed natural gas
LNG	Liquefied natural gas
NGV	Natural gas for vehicles
LPG	Liquefied petroleum gas
Greenfield	New plant construction
GSM	Global system for mobile communication
HVAC	Heating, ventilation, air-conditioning
ICS (Informations commercialement sensibles)	Commercially sensitive information
IEG (Industries électriques et gazières)	Electricity and gas industries
IFA (Institut Français des Administrateurs)	French institute of directors
IFP (Institut Français du Pétrole)	French petroleum institute
IFRS	International financial reporting standards - accounting standards issued by the iasb (international accounting standards board)
FC	Full consolidation
PC	Proportional consolidation
IPP (Producteur indépendant d’électricité)	Independent power producer
IRP (Instances représentatives du personnel)	Personnel-representative authorities
IT	Information technology
LIBOR	London interbank offered rate
NOx	Nitrogen oxides
Nymex	New york mercantile exchange
OECD	Organization for economic co-operation and development
NGO	Non-governmental organization
OTC	Over the counter
OPA (Offre publique d’achat)	Tender offer
OPE (Offre publique d’échange)	Share exchange offer
OPEC	Organization of the petroleum exporting countries
Opex	Operating expenses
GEP	Gas exchange point
PCI (Pouvoir calorifique inférieur)	Lower calorific value
PCS (Pouvoir calorifique supérieur)	Higher calorific value
PIBOR	Paris interbank offered rate
SME	Small and medium-sized enterprises

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PPA	Power Purchase Agreement, often long-term
PPP	Public-Private Partnership
Put	Put option
ISP	Investment Services Providers
PWR	Pressurized Water Reactor
R&D	Research and Development
GOI	Gross Operating Income
RECS	Renewable Energy Certificate System
ROE	Return On Equity
ROCE	Return On Capital Employed
FNR	Fast Neutron Reactor
RPI	Retail Price Index
CSR	Corporate Social Responsibility
RTE (Réseau de Transport d’Electricité)	French electricity transmission network (wholly-owned subsidiary of EDF)
SAP	Systems, Applications, Products in data processing
SEQEN	European System for Tradable Emission Quotas
SHEM	Société Hydroélectrique du Midi
IS	Information System
SO2	Sulfur dioxide
SRV	Shuttle Regasification Vehicle
STMFC	Société du Terminal Méthanier de Fos-Cavaou
TGV (Unité à cycle combiné « turbine à gaz/turbine à vapeur »)	Combined gas/steam turbine generating plant
THT	Tetrahydrothiophene (synthetic odorant for natural gas)
TMO (Taux mensuel obligataire)	Monthly bond yield
TOP	Take or pay
TP (Titre participatif)	Irredeemable and non-voting securities
TPI (Titre au porteur identifiable)	Identifiable bearer security
IRR	Internal Rate of Return
SSR	Special Solidarity Rate
TSR	Total Shareholder Return
TTF	Title Transfer Facility (Virtual gas exchange in the Netherlands)
EU	European Union
VAR	Value At Risk
VPP	Virtual Power Plant

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GLOSSARY

Administered tariffs	Tariffs of sale to non-eligible and eligible clients who have not exercised their eligibility.
American Depositary Receipt

Registered certificates issued by a US bank in exchange for the deposit of a certain number of foreign shares in its accounts by a foreign company that wishes to be listed in the United States. The bank manages the flow of dividends and the shareholder register for the issuer. ADRs are classified by level (1 to 4) according to the level of information required by the Securities and Exchange Commission, with level 3 corresponding to a complete listing.

Arbitrage	Operation consisting in the benefiting from the discrepancies in price between energy markets through the simultaneous sale and purchase of two contracts.
Autorité des Marchés Financiers French Financial Markets Authority

French institution in charge of seeing to the correct application of the rules that govern the French stock exchange (admission rules, functioning of the market and participants, follow-up of the information disclosed to the market, etc.). The AMF was created after the merger between the Commission des Operations de Bourse (COB) and the Conseil des Marchés Financiers (CMF). Its American, Swiss and Belgian equivalents are the SEC, the COPA and the CBFA respectively.

B Gas	Gas distributed in Northern Europe, in particular from the Netherlands. It is distinguished by its high nitrogen content and low heating value.
Balancing area	An assembly comprising entry, delivery points and a trading point of gas in which the consignor must achieve a balance.
Bar	Unit of measurement of the pressure of fluids, in particular natural gas. (1 bar = 105 Pascals)
Barrel	Unit of measurement of crude oil volume equivalent to approximately 159 liters, commonly used in the oil industry.
Benchmark

A very good level of performance achieved by players in a sector, which is used by less-performing players as a target to achieve, in an effort to bring their own performance up to the level of the benchmark. Benchmarks are often used as efficiency ratios: margin on sales, profitability, sales turnover compared with capital employed, etc.

Berth	A running lengthways excavation carried out under water, generally by dragging, to lay an underwater pipe.
Biogas

All gases, such as methane and carbon dioxide, resulting from the fermentation of organic waste in a depleted air environment such as landfills and wastewater treatment plants. This fermentation is the result of a natural or controlled bacterial activity. Biogas, therefore falls under the category of renewable energies. It can also be used in cogeneration, either on its own or mixed with natural gas. The conversion of biogas contributes to reducing the greenhouse effect and saves on other energy sources.

Biomass	Mass of non-fossil organic matter of biological origin. Part of these stocks may be used as an energy source.
Biomass fuel or biofuel	Fuel produced from biological materials.
Butane (C4H10)	Liquefied petroleum gas (LPG) sold in cylinders. It has a liquefaction temperature of 0°/10°C at ordinary pressure conditions.
CAC40	Cotation Assistée en Continu. The reference index of the Paris stock exchange, calculated on a sample of 40 securities chosen from the largest capitalizations. The GDF SUEZ share is part of the CAC40.
Calorie	The quantity of heat needed to raise the temperature of 1 g of water by 1°C under normal atmospheric pressure.
Carbon dioxide

Colorless, odorless, non-toxic gas that is heavier than air of which it is one of the normal components. It is produced by certain natural processes, but can also result from the complete combustion of the carbon contained in fossil fuels.

Certified emission reductions (CER)

Certificate issued to industries that have invested in developing countries to reduce greenhouse gas emissions there. CERs cannot be directly exchanged, but can be used instead of CO2 quotas, with one CER equal to one quota.

Chartering

A contract whereby a ship owner (the owner) undertakes to make a vessel available to a third-party (the charterer) in exchange for the payment of a sum (the freight charge). There are several kinds of charters:

• demise charter: the vessel is delivered without any crew, fuel or provisions;

• voyage charter: the owner undertakes to transfer a cargo from one port to another at an agreed price;

• time charter: the owner provides the charterer with the vessel for a specific period (that may be as long as 20 years) together with the crew, in return for a monthly fee linked to the tonnage

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Circular economy

Also known as industrial ecology, a circular economy takes its inspiration from the dynamics of ecosystems to offer optimized energy and material flows, thereby reducing the waste of natural resources at production sites, activity zones or employment pools. The principle is to reuse raw material or energy used in the process of manufacturing finished products, as a resource for another industry located nearby. This approach is the opposite of what is called the linear economy, which uses up resources and discards waste without controlling the flows and discharges that are produced.

City gas	Gas that used to be distributed as coal gas. It has been replaced by natural gas
Cogeneration	A technique that uses a single fuel, which may be natural gas, to simultaneously produce thermal energy (steam or overheated water or a mixture of air and combustion products) and electricity.
Combined cycle plant	A power plant comprising a gas turbine generator whose exhaust gases power a steam boiler. The steam produced in the boiler drives a turbo-generator.
Combined production plant

A thermal power plant in which the steam produced in the boilers is transmitted to turbo-generators to produce electricity. The heat may be extracted at a certain points of the turbine and/or from the turbine exhaust as low-pressure heat and used to power industrial processes or district heating.

Commercial paper

Negotiable debt securities issued by a company on the money market for maturities ranging from 10 days to 1 year. In practice, the average maturity of commercial paper is very short, between 1 and 3 months. The commercial paper is the main facial instrument in the US, which enables companies to take out short-term loans directly from other companies without going through a bank, by obtaining terms that are similar to the money market.

Commission de Régulation de l’Electricité et du Gaz – CREG (Belgium) Belgian Gas and Electricity Regulation Commission

Independent body that advises public authorities on the organization and functioning of the deregulated electricity and gas markets. It also monitors and supervises the enforcement of related laws and regulations.

A General Council, composed of federal and regional representatives, worker, employee and employer representatives, environmental associations as well as producers, distributors and consumers, supervises the functioning of this body.

The Commission took over the duties of the Electricity and Gas Supervision Committee with respect to the regulated part of the market.

Commission de Régulation de l’Energie - French Energy Regulation Commission (France)

The Commission de Régulation de l’Energie is an independent administrative authority. It was created by the law of February 10, 2000 to regulate electricity and its jurisdiction was extended to the gas sector with the law of January 3, 2003. Its main mission is to ensure the transparent and non-discriminatory effective implementation of access to electricity and gas infrastructures. It has regulatory powers since the law of December 7, 2006.

More generally, its role is to oversee the proper functioning of the deregulated gas and electricity markets.

Compression station	Industrial facility that compresses natural gas to optimize the flow of fluids in the pipes.
Conduit	Pipelines or pipes that transport natural gas. They may be made from copper, steel, cast iron or polyethylene.
Connection	Action that physically connects a user to the network.
Connection structures	all the structures that connect a consumption site or distribution network to the transmission network. Connection structures are made up of one or more distribution lines and one or more substations.
Conventional gas

Natural gas found in a normal reservoir made up of porous and permeable rock. It may be present, either in the gaseous phase or dissolved in crude oil where it is technically exploited by traditional production resources.

COSO 1 COSO 2

COSO 1 proposes an Internal Control management framework. Internal control is a process implemented by the Board of Directors, executives and employees of an organization, to provide reasonable assurance about the achievement of the following goals:

execution and optimization of operations;

reliability of financial data;

compliance with applicable laws and regulations

COSO 2 proposes an Enterprise Risk Management Framework. Enterprise Risk Management is a process implemented by the Board of Directors, executives and employees of an organization, and used for strategy and common to the entire company and designed to:

• identify potential events that could affect the organization;

• control risks to keep them within the limits of the organization’s risk appetite (see below);

• provide reasonable assurance as to the achievement of the organization’s targets.

COSO 2 includes some components of COSO 1 with the third point and completes it on the concept of risk management. COSO 2 is based on a risk-oriented vision of the company.

Cryogenic	Relating to very low temperatures (- 100 °C and below).
Cushion gas	Quantity of gas stored in underground that cannot be fully retrieved after it has been injected.

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Degree-days	A measure, in degrees Celsius, of the difference between the mean daily temperature and a base temperature of 16.5 degrees Celsius. The colder it is, the higher the number of degree-days.
Deposit	Set of porous rocks containing hydrocarbons.
Desalination	A process used to reduce the salt concentration of sea water in order to make it fit for human or animal consumption as well as for other uses, in particular, industrial uses.
Development (of a gas or oil field)	All the operations and actions carried out to exploit gas or oil deposits.
Disclosure of thresholds

Thresholds for buying or selling shares in a company’s capital or voting rights defined in its articles of association beyond which the acquirer must disclose the exact number of shares that he holds and his intentions, if necessary.

Distribution

Distribution networks are groups of structures mainly consisting of medium or low-pressure pipes.  They route natural gas to consumers who are not directly connected to the main network or to a regional transmission network.

Distribution line

Transmission structure that provides the link between the transmission network and one or more substations and is exclusively or mainly intended for the supply to a client or distribution network. The distribution line is part of the network.

Distribution network	Network for distributing natural gas (at medium or low pressure) within a specified region or company.
Downstream	Activities consisting in the transportation, distribution and storage of natural gas and related services.
Earnings before interest, taxes, depreciation and amortization (EBITDA)

This is the amount of the funds that the company generates from its operating cycle before deducting related financing costs. It corresponds to operating income before depreciation, amortization and provisions, plus the share in the current income equity affiliates and net financial income not related to net debt.

Electricity and Gas industries

All the companies that produce, transport or distribute electricity or gas in France and which meet the requirements of the nationalization Law of 8 April 1946. The EGI branch includes all companies with employees that fall under the EGI employee status.

Eligible client	Consumer of electricity or gas authorized to approach one or more electricity or gas suppliers of their choice to supply one of their sites.
EMTN

When the company plans several bond issues in the medium term, it can putout an "umbrella" prospectus to cover all of them: the EMTN issue (Euro Medium Term Notes). This type of documentation allows the company to tap the market very rapidly, when it needs to or when the market is attractive.

Energy efficiency	In physics or mechanics, energy efficiency is calculated by relating the work provided to the quantity of energy required for this. It is comprised between 0 and 100%.
Energy trading	Energy buying and selling on energy exchanges.
Energy trading	Trading of physical or financial contracts on the short-term energy markets (over-the-counter markets and stock exchanges).
Environmental, Management and Audit System (EMAS)	A certificate based on ISO 14001 certification and a published environmental statement certified by European auditors accredited by the European Commission.
Equity security

An equity security is a negotiable investment security that is half-way between the share and the bond: it is like a bond because it distributes a coupon and does not give the holder voting rights, and it is like a share because it is not redeemable, in principle. It has the tax system of bonds.

EURIBOR

The European money-market rate corresponding to the arithmetic mean of offered rates on the European banking market for a given maturity (between 1 and 12 months).  It is published by the European Central Bank based on daily quotes provided by 64 European banks.

European Committee for Standardization (CEN)	An organization made up of the standardization institutes of the European Community (EEC) and the European Free Trade Association (EFTA).
European Pressurized Water Reactor (EPR)	European concept for a third-generation nuclear plant.
Excavation	An area dug out to bury pipes below ground level.
Exploration	All the methods implemented to discover new hydrocarbon deposits.
Facility management

All the outsourced service and utility management services that accompany the supply of energy to an industrial client. These services concern the management of the client’s environment: guard services, waste and hygiene, control and maintenance of technical equipment, delegated management for works, management of safety equipment, telephone and receptions services, etc.

Fuel cell

New process for producing electricity and heat with a very high electrical efficiency and a reduced environmental impact (no sound nuisance and emission of gaseous pollutants such as carbon monoxide, nitrogen oxide, soot and other particles). The heart of the process is the direct conversion of the chemical energy of the fuel into electrical energy. The production of heat may be used in cogeneration with an overall efficiency that can have a Low Heating Value of at least 80%.

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Gas cap	Upper part of the reservoir rock of a gas deposit. The gas extracted during oil production is sometimes reinjected to increase the rate of hydrocarbons recovered.
Gas exchange point (GEP)	Virtual hub attached to a balancing zone where a consignor can sell gas to another consignor.
Gas flare	An arrangement for evacuating and burning surplus gases that cannot be used.
Gas hub	Point of entry (Connection point of a gas transmission network supplied from different sources). It enables operators to physically exchange gas between these sources and end users.
Gas line	A conduit that conveys fuel gas.
Gas pipeline	A pipeline that conveys fuel gas at high pressure and over long distances. Gas pipelines may be connected to international networks.
Gas storage tank	Systems above-ground or close to the ground that are used to store gaseous or liquid fuel gases.
Gas to liquid (GTL)	Technology used to transform natural gas or gas from coking plants into a synthetic liquid fuel that does not contain any sulfur, paraffin and aromatic compounds.
Gas turbine

Thermodynamic equipment within which high-temperature and pressurized combustion gases power a turbine connected to a compressor which increases the pressure of the combustion air. Mechanical or electrical energy is thus produced.

Green electricity	Certified electricity produced from renewable energies.
Greenhouse Gas

Atmospheric gas that contributes to the retention of solar heat. Industries, cars, heating systems, animal breeding, etc. produce gases, some of which have heightened the greenhouse effect. The greenhouse gas build-up produced by human activity is one of the causes of the global warming and its consequences on the ecosystem.

H gas	Gas distributed in the rest of the country, from Lacq, the North Sea, the former USSR, Algeria, etc. (H means “high heating value’”).
High heating value	Quantity of heat released by the complete combustion of one unit of fuel, assuming that the water vapor created is condensed and the heat recovered.
IAS (International Accounting Standards)	Set of accounting standards drawn up by the IASB until 2002.
IASB (International Accounting Standards Board)

Private body founded in 1973 by the institutes of accounts of nine countries. Its main targets were to establish international-level generally accepted accounting standards, promote their use and more generally, to work to harmonize accounting practices and the presentation of financial statements at an international level. It made up of 14 independent members.

Identifiable bearer securities

System defined in the articles of association of a listed company that allows the approved account holders to know all or part of bearer shareholders at a given time. This list of shareholders is sent to the issuer. Identifiable bearer securities enable all issuers of securities to know the identity of bearer shareholders by querying Euroclear.

IFRS (International Financial Reporting Standards)	Set of accounting standards drawn up by the IASB since 2002.
Independent Board Member

Corporate governance codes recommend that Boards of Directors and Supervisory Boards have some independent board members to ensure the independence of the Boards with respect to the Company’s managers. According to the latest recommendations in the United States, half (for companies with dispersed capital) or at least one-third of the members of the Board must be independent directors.

Independent Power Producer (IPP)	An electricity production company independent of public sector control. IPPs are ranked solely by the projects developed outside the country of origin.
Independent producer	A company whose main activity is to produce electric power with the sole intention of selling it to a distributor or to consumers, via a third party.
Investment Service Provider (ISP)	A provider of investment service whose main role is to transmit and process stock exchange orders (modern-day equivalent of stock brokers).
ISO (International Organization for Standardization)	Organization that defines reference systems (industrial standards used as benchmarks)
ISO 14001	An international standard that verifies a company’s organizational procedures and methods, as well as the effective implementation of environmental policy and objectives.
ISO 9001

An international standard establishing quality criteria for work procedures. It applies to product design, control of the production and the manufacturing process as well as the quality control of the end product.

Leachates	Water containing organic or mineral pollutants that has been in contact with landfill waste.
LIBOR (London Interbank Offered Rate)

The money-market rate observed in London, which corresponds to the arithmetic mean of offered rates on the London banking market for a given maturity (between 1 and 12 months) and given currency (euro, pound sterling, U.S. dollar, etc.).

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Liquefied natural gas (LNG)	Natural gas put into the liquid phase by lowering its temperature to –162°C, which makes it possible to reduce its volume by at least 600.
Liquefied petroleum gas (LPG)	Light hydrocarbons that are gaseous under normal temperature and pressure conditions and maintained in a liquid state by raising the pressure or lowering the temperature.
Load-matching

Term referring to the discrepancy between the actual conditions of gas consumption by a customer and those corresponding to standard purchases over the year of their average daily consumption. Hedging the variations of (daily, weekly or seasonal) consumption is generally assured by underground storage, to which customers and their suppliers may have access, either directly (in countries where a third party access to the facilities - regulated or negotiated - has been planned for) or in the guise of a load-matching service (case of the United States).

Low heating value	Quantity of heat released by the complete combustion of one unit of fuel, assuming that the water vapor created is not condensed and the heat not recovered.
Low-pressure gas tanks	General term describing hydraulic and dry gasholders.
Marketability	Stage at which the production of a gas field can enter the commercial operation phase.
Marketer	Business consisting in the sale of gas and other energy to third parties (end-client, distributor, etc.).
Mercaptans (thiols)	Family of organic sulfur compounds that give off a pungent smell that persists even when there is a low concentration in the air. They are used to give an odor to natural gas.
Methane (CH4)	Colorless and inflammable gas. It has a density of 0.555 and is naturally released in decaying organic materials. It is the main component of natural gas.
Methane tanker	A ship that transports liquefied natural gas (LNG) cooled to –163 °C in its holds.
Methane tanker terminal

Industrial facility that receives, unloads, stores, regasifies LNG and sends natural gas in the gaseous state to the transmission network. Harbor facility with additional facilities, intended to receive ships that transport liquefied natural gas (LNG).

Methane tanker terminal access contract	Contract between the LNG terminal operator and a shipper, defining the conditions of acceptance, regasification of LNG cargos delivered and emission of natural gas on a tanker terminal.
Monthly bond rate (TMO)

Monthly bond yield calculated on the basis of the gross yield to maturity, by issuance before fees, on fixed-rate bonds with maturities of 7 years and over issued on the French market in a given month. It is published by Ixis CIB.

National Balancing Point (NBP)	Virtual exchange for the purchase and sale of natural gas in the United Kingdom. It is the price and delivery point for the IPE’s (International Petroleum Exchange) spot market.
Natural Gas for Vehicles	Composed of 100% natural gas, NGV emits less CO2, nitrogen dioxides and harmful particles than cars running on petrol. It is also economical to use.
Natural gas for vehicles (NGV)	Composed of 100% natural gas, NGV is mainly used in urban transports and waste treatment vehicles.
Natural gas liquefaction	Transformation of natural gas from the gaseous form to liquid form to be transported by ship or stored.
Negotiated third party network access	The network access terms are negotiated between network managers and market players (eligible client, producer, etc.) on a case-by-case basis.
Net income Group share	Consolidated net income less the share of profits to minority shareholders, i.e. shareholders of fully consolidated Group subsidiaries that are not wholly owned by the Group.
Non-eligible client	Client who cannot choose their supplier on the energy market. Up till 1 July 2007 in France, this concerned all private consumers of electricity and natural gas.
Offshore	Oil or gas drilling in the sea, from a platform.
Parent rock	Sediment containing organic matter from which significant quantities of oil and gas are derived.
Pascal (Pa)	Uniform pressure which acts on flat surface of 1 m² and exerts a total force of 1 Newton on this surface.
PIBOR or TIOP (Paris Interbank Offered Rate)

The money-market rate which corresponds to the arithmetic mean of offered rates on the Paris banking market for a given maturity (between 1 and 12 months). It was replaced by EURIBOR on January, 1, 2009.

Preferential subscription rights

Right attached to each existing share that allows its owner to subscribe to the issue of new shares. The existing shareholder therefore has a priority right to subscribe to the capital increase, which may be sold throughout the operation. This is a monetary right that it used to fit the issue price to the market value of the share.

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Pressure

There are two types of pressure depending on the type of the distribution network serving the distribution lines:

LP – low pressure – lower than or equal to 50 mbars, that directly feeds the gas-fired equipment,

MP- Medium pressure. MPA – medium pressure A – of 50 to 400 mbar, is practically no longer used. MPB – medium B – 400 mbar to 4 bars, requires the fitting of pressure adjustment devices before being distributed into dwellings (pressure controllers), gas circulates at high pressure in the transmission network. In France, the network has generally been calculated for the maximum service pressure of approximately 70 bars (with the exception of certain sections where the maximum pressure has been raised to 80 bars). For major international transmissions, the maximum service pressures are generally between 60 and 100 bars

Pressure reducing valve

A device that reduces the pressure of gas to a given value and keeps it within the prescribed limits. A pressure reducing valve is usually fitted with a safety switch and can act as a gas cutoff valve. A pressure controller intended for individual installation is placed at the meter entrance. A pressure controller intended for a collective building installation is placed at the mouth of the building conduit. A pressure controller used to heat a boiler room is built into the air multiplier unit.

Pressure regulating station	Location (outdoor, in a room or enclosure below ground level) that is specifically assigned to the pressure regulating unit.
Pressure-reducing unit	Assembly of devices, parts and pipes the main function of which is to reduce the pressure in a gas from a variable upstream pressure to a downstream pressure regulated at a reference value.
Pressurized gas tanks	Stationary or mobile tanks that can be filled with a pressurized fuel gas. They are either cylindrical with a spherical bottom, are often placed horizontally, or spherical.
Probable reserves

Estimation of the hydrocarbon quantities that can be extracted in the future, based on existing deposits and with a probability of at least 50% according to geological and technical data. Extraction must meet economic criteria that take into account future price changes, the appreciation of hydrocarbons and exchange rates.

Producer	A natural person or legal entity that produces natural gas and/or electricity.
Production (of a gas or oil field)	Commercial operation of a hydrocarbon deposit.
Prospecting license	Authorization to carry out all the work necessary to find deposits. These licenses are usually exclusive, i.e. only the licensee is authorized to carry out prospecting on the area attributed.
Proved developed reserves	Reserves that can be produced from existing facilities.
Proved reserves

Estimates of crude oil, natural and liquid gas quantities based on geological and technical data with the reasonable assurance that these quantities will be extracted in coming years from existing deposits or under certain economic and operational conditions, namely the prices and costs on the date of the estimate.

Proved undeveloped reserves	Reserves that require the drilling of new wells on virgin surfaces or significant additional investments from existing facilities, such as a compression unit.
Public-private partnership (PPP)

A contractual arrangement adapted to each local situation whereby the public sector authority assigns certain missions to a private operator and specifies objectives.  The public sector partner defines the service objectives of the private operator all the while retaining ownership of the infrastructure and regulatory control. Local authorities are increasingly resorting to PPP agreements in managing water services.

Quality index

Expresses the energy savings resulting from the simultaneous production of electricity and heating, compared with a separate production of electricity using a TGV unit (performance of 55%) and heat using a traditional boiler (performance of 90%).

Reference document

Document submitted for registration with the French market regulator, Autorité des Marchés Financiers (AMF) and updated each year. It contains all the legal, economic and accounting information required to provide a true picture of the company’s position. It is available on demand and may be downloaded in the Documentation section of the web site, www.gdfsuez.com.

Regional network

All the high-pressure and large-diameter structures that link the interconnection points with neighboring transmission grids, storage facilities and methane tanker terminals. These structures are connected to regional networks as well as certain industrial consumers.

Regulated market

Market in which local authorities are not responsible for drinking and sanitation water services. Private companies are therefore given licenses or franchises to provide such services, in which case they become owners of the facilities. Utility rates are fixed by a regulating agency. This is the basis on which the U.S. regulated public utilities market operates.

Regulated tariffs	Tariffs defined by the public authorities upon a proposal by the energy regulation committee (CRE).
Regulated third party network access	In this case, it is the French regulatory authority that proposes the network access tariffs. Access terms are transparent and non-discriminatory for users.

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Renewable energy

Energy naturally renewed or regenerated at the scale of a human life. The renewable nature of an energy source depends on the speed at which the source is regenerated as well as the speed with which it is used up.

Renewable energies are derived from natural, regular or constant phenomena created by celestial bodies. They are mainly derived from:

• the sun (radiation, water cycle, wind, photosynthesis);

• heat from the interior of the Earth (geothermy);

• the Earth’s rotation in relation to the Earth-Moon system (tidal energy).

Reserves (of a deposit)	Volume of oil or gas trapped in a rock.
Reservoir rock	Volume of rocks with vacuums, pores or cracks that are interconnected and in which fluids can circulate.
Resources	Quantities of discovered hydrocarbons for which there is a technical, economic or commercial risk that does not fully guarantee the extraction of these quantities. Equivalent to technical reserves
Rich (or humid) gas

Natural gas with hydrocarbons that are heavier than methane, in such quantities that they can be extracted commercially or must eliminated to make the gas usable as fuel or for transportation through the gas pipeline.

Rights in kind of licensors

The “Rights in kind of licensor” budget item is a specific item for companies that are utility operators. It is the counterparty of the concession fixed assets posted as assets in the balance sheet. Its valuation expresses the operator’s obligation at the end of the contract, to give to the licensor, at no cost, the fixed assets assigned to the licensed utilities, in such a way that at the end of a given contract, the value of the “Rights in kind of licensor” budget item is equal to the carrying amount of fixed assets that are to be returned to the licensor.

Safety switch	A device that switches off automatically to turn off the gas flow. It may be set off by a pressure drop, a pressure surge or a flow rate that is higher than a predetermined value.
Safety valve	A valve that closes automatically in a pressure regulating station when necessary to ensure safety.
Sarbanes-Oxley

In the Unites States, the Sarbanes Oxley Act is aimed at reinforcing the responsibility of company executives with respect to Internal Control and external disclosure and to carry out a far-reaching review of the operating and oversight rules of the accounting profession

Security of supply	Guarantee of having energy in the desired quantity and quality and under given economic conditions, at all times.
SEQEN	European System for Tradable Emission Quotas, born of a 2003 European directive and in force since January 1, 2005 for the CO2 emissions of some industrial sectors.
Spin-off

A demerger consisting in the separation of the branches of a group into distinct companies. The shares of the newly created company are distributed to shareholders in exchange for shares of the original group)

Spot market	A market of short-term buying and selling of energy (for the day or up to three years).
Storage

Facility that allows natural gas to be stored in the summer when consumption is at its lowest and to take natural gas out of storage in winter when consumption is higher. Gas storage is an industrial facility, mainly underground, that enables natural gas suppliers to have a natural gas reserve.

Storage access contract	Contract binding the storage operator and a consignor for a service consisting in access to natural gas storage facilities for one or more storage groups.
Storage centre

Formerly known as a "controlled landfill” site, a waste storage facility that requires authorization. The technical facilities depend on the type of waste handled (household waste, ordinary industrial waste, special industrial waste or inert waste). There are many regulatory operating constraints aimed at controlling the impacts of this treatment process on human beings and the environment.

Storage site

All the structures, facilities and systems, mainly made up of underground structures such as cavities in saline layers or porous rocks in the aquifer, wells, pipes, compression facilities, treatment facilities, measurement facilities, pressure regulators, transmission systems, IT systems, etc.

Supplier

A legal entity, holding a permit for the gas sector, or registered with the public authorities for the electricity sector, who supplies at least one end consumer electricity or gas, either from energy that it has produced or from energy that it has bought (trader).

Take-or-pay	Long-term contract where the producer guarantees the supply of gas to an operator and the operator guarantees payment, regardless of whether or not the gas has been delivered.
Tax credit

Offset mechanism created by certain countries to avoid the double taxation of dividends (with respect to corporate tax and the investor's income), which consists in neutralizing the effect of corporate tax at the investor’s level.

In the US, tax credit has been cancelled and replaced by a 40% reduction on the amount of dividends taken into account to calculate taxable income.

Third party network access	Recognized right of each user (eligible client, distributor, and producer) to access transmission or distribution systems in exchange for payment of access rights.

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Title Transfer Facility (TTF)

Virtual trading point for natural gas in the Netherlands, set up by Gasunie in 2003. It is almost identical to the National Balancing Point (NBP) in the United Kingdom and allows gas to be traded within the Dutch network.

Total shareholder return (TSR)	Rate of return of a share over a given period that includes dividends received and the capital gains made
Trader	A supplier of gas or electricity who buys the power from another supplier in order to sell them to end users or other traders.
Traditional thermal power plant	Facility in which the chemical energy contained in solid, liquid, or gaseous fossil fuel is transformed exclusively into electrical energy using boilers and steam turbines.
Transmission	Transmission networks are groups of structures consisting of high-pressure pipes. They convey the natural gas to industrial consumers who are directly connected and to distribution networks.
Transmission grid	Network that delivers energy at high pressure (> 60 bars) to distribution networks located downstream of the grid.
Transport capacity	The highest permissible continuous loading of the transmission equipment with respect to the stability of its operating parameters and voltage drop.
Treasury shares	Shares that a company owns in the company after buying them, for example, in support of stock options.
Treasury shares	Shares of a company owned by subsidiaries controlled by the company. They do not carry voting rights.
Trunk lines

All the high-pressure and large-diameter structures for transmitting natural gas that link the interconnection points with neighboring transmission grids, storage facilities and methane tanker terminals. These structures are connected to regional networks as well as certain industrial consumers and distribution networks.

Underground storage	Use of porous geological formations, natural or artificial cavities (saline or aquifer) to store liquid or gaseous hydrocarbons.
Upstream	Hydrocarbon exploration and production
Useful gas	Gas available in an underground storage and likely to be tapped.
Value at risk (VAR)

An investor’s maximum potential loss on the value of an asset or a portfolio of financial assets and liabilities, based on the investment timeframe and a confidence interval.  It is calculated on the basis of historical data or deduced from normal statistical laws.

Well	Excavation made in the ground or underground to exploit a deposit.
Well head	All the connections, valves, pipes, manometers, thermometers, etc. installed at the production well top.
Wobbe index	Quotient of the higher heating value or lower heating value by the square root of the density of gas in relation to air.

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The present document was printed on a 100% recyclable and biodegradable coated paper fabricated from ECF (Elemental Chlorine Free) bleached pulp in a European factory that is certifi ed ISO 9001 (for its quality management), ISO 14001 (for its environmental management), PEFC CoC (for using paper obtained through sustainable forest management) and is EMAS-accredited (for its environmental performance).

The 2008 GDF SUEZ Reference Document had a print run of 5,000 copies in French, 2,500 in English, 1,500 in Spanish and 1,500 in Dutch.

This document is also available on the Group’s website (gdfsuez.com) where all Group publications can be downloaded.

Publisher :  Design and production:  c 04/2009

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A Public Limited Company with a share capital of €2,193,643,820

Corporate headquarters: 16-26, rue du Docteur Lancereaux

75008 Paris France

Tel.: +33 (0)1 57 04 00 00

Paris Register of Commerce: 542 107 651 RCS PARIS

VAT FR 13 542 107 651

gdfsuez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDF SUEZ
(Registrant)
Date: June 22, 2009	By:	/s/ Yves de Gaulle
	Name:	Yves de Gaulle
	Title:	General Secretary